04046599

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME The Afrikander Lease Limited

*CURRENT ADDRESS Block A, Empire Park
55 Empire Road
Parktown
2193 South Africa

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34632 FISCAL YEAR

• Complete for initial submissions only **** Please note name and address changes**

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

PROCESSED
DEC 13 2004
THOMSON FINANCIAL

OICF/BY: [signature]
DAT : 12/10/04

Agent Code: JDHILL

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

A

Form CM 26

RECEIVED
CIPRO13499C
2004 DEC -6 P 2:19

Special resolution

(Sections 200)
(To be lodged in duplicate)

Revenue stamp or revenue franking machine impression R80

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2004 -07- 1 2
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registration No. Of Company
1921/006955/06

Name of company THE AFRIKANDER LEASE LIMITED

Date notice given to members 31/05/2004 Date resolution passed 28/06/2004

Special resolution passed in terms of section ______ of the Act/*paragraph ______ of the memorandum/ *article ______ of the articles.

Copy of notice convening meeting attached.
Consent to waive period of notice of meeting (CM 25) attached/*not attached.

CONTENTS OF RESOLUTION (Use reverse side if necessary)

Resolved:

SEE ANNEXURE

J.D. HILL & COMPANY
CHARTERED ACCOUNTANT (SA)

Rubber stamp of company, if any, or of secretaries.

Date 05/07/2004 Signature ______ ~~Director~~/Secretary/~~Manager~~

Name (in block capitals) H M JONES

* Delete whichever not applicable.

To be completed by company

Herewith copy of special resolution as registered.

Registration No. of Company
1921/006955/06

Name of company THE AFRIKANDER LEASE LIMITED

Special resolution registered this day
Date stamp of Companies Registration Office
Registar of Companies

Postal address DOCEX 35
BENONI

Not valid unless stamped by Registrar of Companies

REGISTRAT... EN VA... ...ASIES
200.. -... 2
...AR ... COMPANIES ...PORATIONS

It was RESOLVED:
That the company approves, as a general approval contemplated in section 85 and Section 89 of the Companies Act, 61 of 1973, as amended ("the Act"), the acquisition by the Company (or by a subsidiary of the Company) of ordinary shares issued by the Company on such terms and conditions and in such amounts as the Directors of the Company may decide, but subject always to the provisions of the Act and the Listings Requirements of the JSE Securities Exchange South Africa ("JSE"), which general approval shall endure until the forthcoming Annual General Meeting of the Company (whereupon this approval shall lapse unless it is renewed at the aforementioned Annual General Meeting), provided that it shall not extend beyond 15 months of the date of registration of this special resolution, subject to the following limitations:

- the repurchase of the securities is implemented through the order book of the JSE trading system, without any prior understanding or arrangement between the Company and the counter party;
- the company is authorised thereto by its articles of association;
- the general repurchase is limited to a maximum of 20% in aggregate of the Company's issued share capital in any one financial year;
- the general repurchase by the subsidiaries of the Company is limited to a maximum of 10% in aggregate of the Company's issued share capital in any one financial year;
- the repurchase is not made at a price greater than 10% above the weighted average of the market value for the securities for the five business days immediately preceding the date on which the transaction was effected;
- the Company publishes an announcement after it or its subsidiaries has cumulatively acquired 3% of the number of ordinary shares in issue at the time that the shareholders'authority for the purchase is granted and for each 3% in aggregate of the initial number acquired thereafter'
- the Company and the Group are in a position to repay their debt in the ordinary course of business for the following year;
- the consolidated assets of the Company, being fairly valued in accordance with Generally Accepted Accounting Practice, are in excess of the consolidated liabilities of the Company for the following year;
- the ordinary capital and reserves of the Company and the Group are adequate for the next twelve months;
- the available working capital is adequate to continue the operations of the Company and the Group in the following year;
- upon entering the market to proceed with the repurchase, the Company's Sponsor has complied with its responsibilities contained in Schedule 25 of the JSE Listings Requirements; (2.12 and Schedule 25)

- the Company remains in compliance with paragraphs 3.37 to 3.41 of the Listings Requirements of the JSE concerning shareholder spread after such repurchase; and

- the Company appoints only one agent to effect any repurchases on its behalf.

Agent Code: JOHILL

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

CIPRO13465C

RECEIVED
2004 DEC - 2004-05-26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Registration No. of company
1921/006955/06

Name of company THE AFRIKANDER LEASE LTD

1. Date of allotment of shares 04/02/2004

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
0		300,000,000	ORDINARY	0.02	6,000,000.00
Total 0	Total	300,000,000		Total R	6,000,000.00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
0.00		6,000.00	ORDINARY	2	12,000.00
Total 0.00	Total	6,000.00		Total R	12,000.00

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 04/02/2004

Name of company THE AFRIKANDER LEASE LTD

Postal address DOCEX 35
BENONI

Date of receipt by Registrar of Companies

Date stamp of companies Registration Office

2004 -05- 03

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrar of Companies

4. Number of shares previously issued, paid-up and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
		SEE ATTACHED SCHEDULE					
Total		Total	R	Total		Total	R

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 4,216,654.7800

Stated capital R 0.0000

Premium account R 495,149,609.2614

Total issued capital R 499,366,264.0414

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
			SEE ATTACHED SCHEDULE					
Total		Total	R	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
		R	R			R	R	R
			SEE ATTACHED SCHEDULE					
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
	SEE ATTACHED SCHEDULE		

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
		R	R			R	R	R	R
			SEE ATTACHED SCHEDULE						
Total		Total	R	Total				Total	R

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 4,235,854.7800

Stated capital R 0.0000

Premium account R 498,154,409.2614

Total issued capital R 502,390,264.0414

Certified correct.

Date 19/5/04

Signature [signature]

~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

J.D. HILL & COMPANY
CHARTERED ACCOUNTANT (SA)

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

4. Number of shares previously issued, paid up capital and stated capital, including shares subscribed for in the memorandum:

No Par Value				Par Value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
		(R)	(R)			(R)	(R)
0		0	0.00	0	ORDINARY	0.02	0.0000
0		0	0.00	328,333	ORDINARY	0.02	6,566.6600
0		0	0.00	336,667	ORDINARY	0.02	6,733.3400
0		0	0.00	400,000	ORDINARY	0.02	8,000.0000
0		0	0.00	500,000	ORDINARY	0.02	10,000.0000
0		0	0.00	2,000,000	ORDINARY	0.02	40,000.0000
0		0	0.00	2,000,000	ORDINARY	0.02	40,000.0000
0		0	0.00	3,104,999	ORDINARY	0.02	62,099.9800
0		0	0.00	3,500,000	ORDINARY	0.02	70,000.0000
0		0	0.00	4,188,000	ORDINARY	0.02	83,760.0000
0		0	0.00	5,878,788	ORDINARY	0.02	117,575.7600
0		0	0.00	6,727,500	ORDINARY	0.02	134,550.0000
0		0	0.00	11,300,000	ORDINARY	0.02	226,000.0000
0		0	0.00	14,437,500	ORDINARY	0.02	288,750.0000
0		0	0.00	14,962,952	ORDINARY	0.02	299,259.0400
0		0	0.00	19,000,000	ORDINARY	0.02	380,000.0000
0		0	0.00	20,500,000	ORDINARY	0.02	410,000.0000
0		0	0.00	101,668,000	ORDINARY	0.02	2,033,360.0000
TOTAL 0		TOTAL R	0.00	TOTAL 210,832,739		TOTAL R	4,216,654.7800

TOTAL STATED CAPITAL	0.00

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

5. Shares comprising this allotment:

No Par Value				Par Value				
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		(R)	(R)			(R)	(R)	(R)
0		0	0.00	960,000	ORDINARY	0.02	3.13	3,024,000.0000
TOTAL 0		TOTAL R	0.00	TOTAL 960,000			TOTAL R	3,024,000.0000

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

7. Issued capital at date of this return:

No Par Value				Par Value					
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total Premium Account	Total amount of paid-up capital excluding Premium
		(R)	(R)			(R)	(R)	(R)	(R)
0		0	0.00	0	ORDINARY	0.02	#Num!	0.00	0.0000
0		0	0.00	328,333	ORDINARY	0.02	1.8	590,999.40	6,566.6600
0		0	0.00	336,667	ORDINARY	0.02	1.23	414,100.41	6,733.3400
0		0	0.00	400,000	ORDINARY	0.02	2.73	1,092,000.00	8,000.0000
0		0	0.00	500,000	ORDINARY	0.02	1.43	715,000.00	10,000.0000
0		0	0.00	960,000	ORDINARY	0.02	3.13	3,004,800.00	19,200.0000
0		0	0.00	2,000,000	ORDINARY	0.02	4.57	9,140,000.00	40,000.0000
0		0	0.00	2,000,000	ORDINARY	0.02	5.18	10,360,000.00	40,000.0000
0		0	0.00	3,104,999	ORDINARY	0.02	0.88	2,732,399.12	62,099.9800
0		0	0.00	3,500,000	ORDINARY	0.02	1.38	4,830,000.00	70,000.0000
0		0	0.00	4,188,000	ORDINARY	0.02	1.06	4,439,280.00	83,760.0000
0		0	0.00	5,878,788	ORDINARY	0.02	1.08670664800296	6,388,518.00	117,575.7600
0		0	0.00	6,727,500	ORDINARY	0.02	0.48	3,229,200.00	134,550.0000
0		0	0.00	11,300,000	ORDINARY	0.02	5.33	60,229,000.00	226,000.0000
0		0	0.00	14,437,500	ORDINARY	0.02	1.58	22,811,250.00	288,750.0000
0		0	0.00	14,962,952	ORDINARY	0.02	4.5	67,333,284.00	299,259.0400
0		0	0.00	19,000,000	ORDINARY	0.02	4.98	94,620,000.00	380,000.0000
0		0	0.00	20,500,000	ORDINARY	0.02	6.48	132,840,000.00	410,000.0000
0		0	0.00	101,668,000	ORDINARY	0.02	0.745529682000236	75,796,511.71	2,033,360.0000
0	**TOTAL**	**TOTAL R**	0.00	211,792,739	**TOTAL**		**TOTAL R**	500,566,342.6414	4,235,854.7800

Less: Adjustments

		0.00	01/08/2002	ACCOMODATION AND CONSULTING FEE	-92,614.20
		0.00	02/10/2002	JSE FEES	-43,131.00
		0.00	07/06/2002	10c PLACEMENT FEE PER SHARE	-200,000.00

		0.00	07/10/2002	COMMISSION ON RAISING OF CAPITAL	-768,750.01
		0.00	13/11/2002	STAMP DUTY	-136,807.17
		0.00	15/10/2002	COMMISSION ON RAISING OF CAPITAL	-358,750.00
		0.00	21/10/2002	COMMISSION ON RAISING OF CAPITAL	-768,750.00
		0.00	29/10/2002	JSE FEES	-43,131.00
TOTAL ADJUSTMENTS		0.00			-2,411,933.38
TOTAL STATED CAPITAL		0.00		***TOTAL PREMIUM***	498,154,409.2614

Agent Code: JOHRC

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

RECEIVED 2004 DEC -6 P 2:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CIPRO13463C 2004 -05- 2 6 REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registration No. of company: 1921/006955/06

Name of company: THE AFRIKANDER LEASE LTD

1. Date of allotment of shares: 22/01/2004

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
0		300,000,000	ORDINARY	0.02	6,000,000.00
Total 0	Total	300,000,000		Total R	6,000,000.00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
0.00		6,000.00	ORDINARY	2	12,000.00
Total 0.00	Total	6,000.00		Total R	12,000.00

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 22/01/2004

Name of company: THE AFRIKANDER LEASE LTD

Postal address: DOCEX 35
BENONI

Date of receipt by Registrar of Companies

Date stamp of companies Registration Office

2004 REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrar of Companies

4. Number of shares previously issued, paid-up and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
		SEE ATTACHED SCHEDULE					
Total		Total	R	Total		Total	R

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 4,222,654.7800

Stated capital R 0.0000

Premium account R 497,048,609.2614

Total issued capital R 501,271,264.0414

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
			SEE ATTACHED SCHEDULE					
Total		Total	R	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
		R	R			R	R	R
			SEE ATTACHED SCHEDULE					
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
	SEE ATTACHED SCHEDULE		

7.Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
		R	R			R	R	R	R
			SEE ATTACHED SCHEDULE						
Total		Total	R	Total				Total	R

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital	R	4,216,654.7800
Stated capital	R	0.0000
Premium account	R	495,149,609.2614
Total issued capital	R	499,366,264.0414

Certified correct.

Date 19/5/04

Signature ____________ ~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

J.D. HILL & COMPANY
CHARTERED ACCOUNTANT (SA)

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

4. Number of shares previously issued, paid up capital and stated capital, including shares subscribed for in the memorandum:

No Par Value				Par Value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
		(R)	(R)			(R)	(R)
0		0	0.00	300,000	ORDINARY	0.02	6,000.0000
0		0	0.00	328,333	ORDINARY	0.02	6,566.6600
0		0	0.00	336,667	ORDINARY	0.02	6,733.3400
0		0	0.00	400,000	ORDINARY	0.02	8,000.0000
0		0	0.00	500,000	ORDINARY	0.02	10,000.0000
0		0	0.00	2,000,000	ORDINARY	0.02	40,000.0000
0		0	0.00	2,000,000	ORDINARY	0.02	40,000.0000
0		0	0.00	3,104,999	ORDINARY	0.02	62,099.9800
0		0	0.00	3,500,000	ORDINARY	0.02	70,000.0000
0		0	0.00	4,188,000	ORDINARY	0.02	83,760.0000
0		0	0.00	5,878,788	ORDINARY	0.02	117,575.7600
0		0	0.00	6,727,500	ORDINARY	0.02	134,550.0000
0		0	0.00	11,300,000	ORDINARY	0.02	226,000.0000
0		0	0.00	14,437,500	ORDINARY	0.02	288,750.0000
0		0	0.00	14,962,952	ORDINARY	0.02	299,259.0400
0		0	0.00	19,000,000	ORDINARY	0.02	380,000.0000
0		0	0.00	20,500,000	ORDINARY	0.02	410,000.0000
0		0	0.00	101,668,000	ORDINARY	0.02	2,033,360.0000
TOTAL 0		TOTAL R	0.00	TOTAL 211,132,739		TOTAL R	4,222,654.7800

TOTAL STATED CAPITAL	0.00

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

5. Shares comprising this allotment:

No Par Value				Par Value				
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		(R)	(R)			(R)	(R)	(R)
0		0	0.00	-300,000	ORDINARY	0.02	6.33	-1,905,000.0000
TOTAL 0		TOTAL R	0.00	TOTAL -300,000			TOTAL R	-1,905,000.0000

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

7. Issued capital at date of this return:

No Par Value				Par Value					
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total Premium Account	Total amount of paid-up capital excluding Premium
		(R)	(R)			(R)	(R)	(R)	(R)
0		0	0.00	0	ORDINARY	0.02	#Num!	0.00	0.0000
0		0	0.00	328,333	ORDINARY	0.02	1.8	590,999.40	6,566.6600
0		0	0.00	336,667	ORDINARY	0.02	1.23	414,100.41	6,733.3400
0		0	0.00	400,000	ORDINARY	0.02	2.73	1,092,000.00	8,000.0000
0		0	0.00	500,000	ORDINARY	0.02	1.43	715,000.00	10,000.0000
0		0	0.00	2,000,000	ORDINARY	0.02	4.57	9,140,000.00	40,000.0000
0		0	0.00	2,000,000	ORDINARY	0.02	5.18	10,360,000.00	40,000.0000
0		0	0.00	3,104,999	ORDINARY	0.02	0.88	2,732,399.12	62,099.9800
0		0	0.00	3,500,000	ORDINARY	0.02	1.38	4,830,000.00	70,000.0000
0		0	0.00	4,188,000	ORDINARY	0.02	1.06	4,439,280.00	83,760.0000
0		0	0.00	5,878,788	ORDINARY	0.02	1.08670664800296	6,388,518.00	117,575.7600
0		0	0.00	6,727,500	ORDINARY	0.02	0.48	3,229,200.00	134,550.0000
0		0	0.00	11,300,000	ORDINARY	0.02	5.33	60,229,000.00	226,000.0000
0		0	0.00	14,437,500	ORDINARY	0.02	1.58	22,811,250.00	288,750.0000
0		0	0.00	14,962,952	ORDINARY	0.02	4.5	67,333,284.00	299,259.0400
0		0	0.00	19,000,000	ORDINARY	0.02	4.98	94,620,000.00	380,000.0000
0		0	0.00	20,500,000	ORDINARY	0.02	6.48	132,840,000.00	410,000.0000
0		0	0.00	101,668,000	ORDINARY	0.02	0.745529682000236	75,796,511.71	2,033,360.0000
0	**TOTAL**	**TOTAL R**	0.00	210,832,739	**TOTAL**		**TOTAL R**	497,561,542.6414	4,216,654.7800

Less: Adjustments

		0.00	01/08/2002	ACCOMODATION AND CONSULTING FEE	-92,614.20
		0.00	02/10/2002	JSE FEES	-43,131.00
		0.00	07/06/2002	10c PLACEMENT FEE PER SHARE	-200,000.00
		0.00	07/10/2002	COMMISSION ON RAISING OF CAPITAL	-768,750.01

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

		0.00	13/11/2002	STAMP DUTY	-136,807.17
		0.00	15/10/2002	COMMISSION ON RAISING OF CAPITAL	-358,750.00
		0.00	21/10/2002	COMMISSION ON RAISING OF CAPITAL	-768,750.00
		0.00	29/10/2002	JSE FEES	-43,131.00
TOTAL ADJUSTMENTS		0.00			-2,411,933.38
TOTAL STATED CAPITAL		0.00		***TOTAL PREMIUM***	495,149,609.2614

aflease
The Afrikander Lease Limited

Block A, Empire Park
55 Empire Rd, Parktown
tel +27 11 482 3605
fax +27 11 482 3604

Postnet Suite 271
Private Bag X30500
Houghton, 2041
www.aflease.com

22 January 2004

The Directors
JSE Securities Exchange South Africa
Listings Division
Exchange Square
2 Gwen Lane
Sandown
2146

Dear Sir

APPLICATION FOR THE CANCELLATION OF APPROVAL TO ISSUE 300 000 ORDINARY SHARES IN THE AFRIKANDER LEASE LIMITED ("AFLEASE") ON THE JSE SECURITIES EXCHANGE SOUTH AFRICA ("JSE")

1. **Introduction**

We refer to your approval of Aflease's request to issue 300 000 ordinary shares for cash dated 9 October 2003. These shares were to be issued under the general approval to issue shares for cash granted to the directors at the annual general meeting held on 15 July 2003.

Although the JSE granted its approval for the issuance and listing of the 300 000 shares, the said shares were never issued.

Please could you adjust your records accordingly.

Yours faithfully

DIRECTOR
THE AFRIKANDER LEASE LIMITED

COMPANY SECRETARY

NEDBANK CORPORATE
SPONSOR TO AFLEASE

Agent Code: JD HILL

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

CIPRO13464C

[Section 93 (3)]

RECEIVED
2004 DEC -6 P 2:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Registration No. of company
1921/006955/06

2004 -05- 26

Name of company THE AFRIKANDER LEASE LTD

1. Date of allotment of shares 09/03/2004

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
0		300,000,000	ORDINARY	0.02	6,000,000.00
Total 0	Total	300,000,000		Total R	6,000,000.00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
0.00		6,000.00	ORDINARY	2	12,000.00
Total 0.00	Total	6,000.00		Total R	12,000.00

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 09/03/2004

Name of company THE AFRIKANDER LEASE LTD

Postal address DOCEX 35
BENONI

Date of receipt by Registrar of Companies

Date stamp of companies Registration Office

2004 -06- 03

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrar of Companies

4. Number of shares previously issued, paid-up and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
		SEE ATTACHED SCHEDULE					
Total		Total	R	Total		Total	R

Summary of issued capital prior to allotment:

Amount of issued paid-up capital ____ R 4,235,854.7800

Stated capital ____ R 0.0000

Premium account ____ R 498,154,409.2614

Total issued capital ____ R 502,390,264.0414

Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
			SEE ATTACHED SCHEDULE					
Total		Total	R	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
		R	R			R	R	R
			SEE ATTACHED SCHEDULE					
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
	SEE ATTACHED SCHEDULE		

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
		R	R			R	R	R	R
			SEE ATTACHED SCHEDULE						
Total		Total	R	Total				Total	R

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 4,263,854.7800

Stated capital R 0.0000

Premium account R 502,942,409.2614

Total issued capital R 507,206,264.0414

Certified correct.

Date 19/5/04

Signature [signature]

Director/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

J.D. HILL & COMPANY
CHARTERED ACCOUNTANT (SA)

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

4. Number of shares previously issued, paid up capital and stated capital, including shares subscribed for in the memorandum:

No Par Value				Par Value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
		(R)	(R)			(R)	(R)
0		0	0.00	0	ORDINARY	0.02	0.0000
0		0	0.00	328,333	ORDINARY	0.02	6,566.6600
0		0	0.00	336,667	ORDINARY	0.02	6,733.3400
0		0	0.00	400,000	ORDINARY	0.02	8,000.0000
0		0	0.00	500,000	ORDINARY	0.02	10,000.0000
0		0	0.00	960,000	ORDINARY	0.02	19,200.0000
0		0	0.00	2,000,000	ORDINARY	0.02	40,000.0000
0		0	0.00	2,000,000	ORDINARY	0.02	40,000.0000
0		0	0.00	3,104,999	ORDINARY	0.02	62,099.9800
0		0	0.00	3,500,000	ORDINARY	0.02	70,000.0000
0		0	0.00	4,188,000	ORDINARY	0.02	83,760.0000
0		0	0.00	5,878,788	ORDINARY	0.02	117,575.7600
0		0	0.00	6,727,500	ORDINARY	0.02	134,550.0000
0		0	0.00	11,300,000	ORDINARY	0.02	226,000.0000
0		0	0.00	14,437,500	ORDINARY	0.02	288,750.0000
0		0	0.00	14,962,952	ORDINARY	0.02	299,259.0400
0		0	0.00	19,000,000	ORDINARY	0.02	380,000.0000
0		0	0.00	20,500,000	ORDINARY	0.02	410,000.0000
0		0	0.00	101,668,000	ORDINARY	0.02	2,033,360.0000
TOTAL 0		*TOTAL R*	0.00	*TOTAL* 211,792,739		*TOTAL R*	4,235,854.7800

TOTAL STATED CAPITAL	0.00

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

5. Shares comprising this allotment:

No Par Value				Par Value				
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		(R)	(R)			(R)	(R)	(R)
0		0	0.00	1,400,000	ORDINARY	0.02	3.42	4,816,000.0000
TOTAL 0		TOTAL R	0.00	TOTAL 1,400,000			TOTAL R	4,816,000.0000

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

7. Issued capital at date of this return:

No Par Value				Par Value					
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total Premium Account	Total amount of paid-up capital excluding Premium
		(R)	(R)			(R)	(R)	(R)	(R)
0		0	0.00	0	ORDINARY	0.02	#Num!	0.00	0.0000
0		0	0.00	328,333	ORDINARY	0.02	1.8	590,999.40	6,566.6600
0		0	0.00	336,667	ORDINARY	0.02	1.23	414,100.41	6,733.3400
0		0	0.00	400,000	ORDINARY	0.02	2.73	1,092,000.00	8,000.0000
0		0	0.00	500,000	ORDINARY	0.02	1.43	715,000.00	10,000.0000
0		0	0.00	960,000	ORDINARY	0.02	3.13	3,004,800.00	19,200.0000
0		0	0.00	1,400,000	ORDINARY	0.02	3.42	4,788,000.00	28,000.0000
0		0	0.00	2,000,000	ORDINARY	0.02	4.57	9,140,000.00	40,000.0000
0		0	0.00	2,000,000	ORDINARY	0.02	5.18	10,360,000.00	40,000.0000
0		0	0.00	3,104,999	ORDINARY	0.02	0.88	2,732,399.12	62,099.9800
0		0	0.00	3,500,000	ORDINARY	0.02	1.38	4,830,000.00	70,000.0000
0		0	0.00	4,188,000	ORDINARY	0.02	1.06	4,439,280.00	83,760.0000
0		0	0.00	5,878,788	ORDINARY	0.02	1.08670664800296	6,388,518.00	117,575.7600
0		0	0.00	6,727,500	ORDINARY	0.02	0.48	3,229,200.00	134,550.0000
0		0	0.00	11,300,000	ORDINARY	0.02	5.33	60,229,000.00	226,000.0000
0		0	0.00	14,437,500	ORDINARY	0.02	1.58	22,811,250.00	288,750.0000
0		0	0.00	14,962,952	ORDINARY	0.02	4.5	67,333,284.00	299,259.0400
0		0	0.00	19,000,000	ORDINARY	0.02	4.98	94,620,000.00	380,000.0000
0		0	0.00	20,500,000	ORDINARY	0.02	6.48	132,840,000.00	410,000.0000
0		0	0.00	101,668,000	ORDINARY	0.02	0.745529682000236	75,796,511.71	2,033,360.0000
0	TOTAL	TOTAL R	0.00	213,192,739	TOTAL		TOTAL R	505,354,342.6414	4,263,854.7800

Less: Adjustments

		0.00	01/08/2002	ACCOMODATION AND CONSULTING FEE	-92,614.20
		0.00	02/10/2002	JSE FEES	-43,131.00

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

		0.00	07/06/2002	10c PLACEMENT FEE PER SHARE	-200,000.00
		0.00	07/10/2002	COMMISSION ON RAISING OF CAPITAL	-768,750.01
		0.00	13/11/2002	STAMP DUTY	-136,807.17
		0.00	15/10/2002	COMMISSION ON RAISING OF CAPITAL	-358,750.00
		0.00	21/10/2002	COMMISSION ON RAISING OF CAPITAL	-768,750.00
		0.00	29/10/2002	JSE FEES	-43,131.00
					-2,411,933.38
TOTAL ADJUSTMENTS		0.00			
TOTAL STATED CAPITAL		0.00		***TOTAL PREMIUM***	502,942,409.2614

COMPANIES AND INTELLECTUAL
PROPERTY REGISTRATION OFFICE

Date: 04/06/2004

Our Reference: 14467952
Box: **50699**
Sequence: **1**

J D HILL & COMPANY
Docex: 35 BENONI
PO BOX 492
BENONI
1500

RE: Amendment to Company Registration
Company Number: 1921/006955/06
Company Name: THE AFRIKANDER LEASE

We have received a CM15 from you dated 09/03/2004.

The CM15 was accepted and placed on file.

Yours truly
Registrar of Companies
PVD

Please Note:

The attached certificate can be validated on the CIPRO web site at www.cipro.gov.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Docex 16/1/04
Form CM 15

Attention . Nicolene Zaaiman

Agent Code: - JOHILL

Return of allotment of shares

[Section 93 (3)]

RECEIVED
2004 DEC -6 P 2:19

Registration No. of company
1921/006955/06

Name of company THE AFRIKANDER LEASE LTD
CORPORATE FINANCE

1. Date of allotment of shares 12/12/2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
0		300,000,000	ORDINARY	0.02	6,000,000.00
Total 0	Total	300,000,000		Total R	6,000,000.00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
0.00		6,000.00	ORDINARY	2	12,000.00
Total 0.00	Total	6,000.00		Total R	12,000.00

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 12/12/2003

Name of company THE AFRIKANDER LEASE LTD

Postal address DOCEX 35
BENONI

Date of receipt by Registrar of Companies
Date stamp of Companies Registration Office
Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2004 -01- 26
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

4. Number of shares previously issued, paid-up and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
		SEE ATTACHED SCHEDULE					
Total		Total	R	Total		Total	R

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 4,219,048.1200

Stated capital R 0.0000

Premium account R 496,865,116.0314

Total issued capital R 501,084,164.1514

Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
			SEE ATTACHED SCHEDULE					
Total		Total	R	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
		R	R			R	R	R
			SEE ATTACHED SCHEDULE					
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
	SEE ATTACHED SCHEDULE		

7.Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
		R	R			R	R	R	R
			SEE ATTACHED SCHEDULE						
Total		Total	R	Total				Total	R

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital ______ R 4,222,654.7800

Stated capital ______ R 0.0000

Premium account ______ R 497,048,609.2614

al issued capital ______ R 501,271,264.0414

Certified correct.

Date 15/1/04

Signature ______ ~~Director/Manag~~er/Secretary

Rubber stamp of company, if any, or of secretaries.

J.D. HILL & COMPANY
CHARTERED ACCOUNTANT (SA)

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

4. Number of shares previously issued, paid up capital and stated capital, including shares subscribed for in the memorandum:

No Par Value				Par Value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
		(R)	(R)			(R)	(R)
0		0	0.00	283,334	ORDINARY	0.02	5,666.6800
0		0	0.00	300,000	ORDINARY	0.02	6,000.0000
0		0	0.00	321,666	ORDINARY	0.02	6,433.3200
0		0	0.00	400,000	ORDINARY	0.02	8,000.0000
0		0	0.00	500,000	ORDINARY	0.02	10,000.0000
0		0	0.00	2,000,000	ORDINARY	0.02	40,000.0000
0		0	0.00	2,000,000	ORDINARY	0.02	40,000.0000
0		0	0.00	2,984,666	ORDINARY	0.02	59,693.3200
0		0	0.00	3,500,000	ORDINARY	0.02	70,000.0000
0		0	0.00	4,188,000	ORDINARY	0.02	83,760.0000
0		0	0.00	5,878,788	ORDINARY	0.02	117,575.7600
0		0	0.00	6,727,500	ORDINARY	0.02	134,550.0000
0		0	0.00	11,300,000	ORDINARY	0.02	226,000.0000
0		0	0.00	14,437,500	ORDINARY	0.02	288,750.0000
0		0	0.00	14,962,952	ORDINARY	0.02	299,259.0400
0		0	0.00	19,000,000	ORDINARY	0.02	380,000.0000
0		0	0.00	20,500,000	ORDINARY	0.02	410,000.0000
0		0	0.00	101,668,000	ORDINARY	0.02	2,033,360.0000
TOTAL 0		*TOTAL R*	0.00	*TOTAL* 210,952,406		*TOTAL R*	4,219,048.1200

TOTAL STATED CAPITAL	0.00

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

5. Shares comprising this allotment:

No Par Value				Par Value				
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		(R)	(R)			(R)	(R)	(R)
0		0	0.00	6,667	ORDINARY	0.02	1.8	12,133.9400
0		0	0.00	53,333	ORDINARY	0.02	1.23	66,666.2500
0		0	0.00	120,333	ORDINARY	0.02	0.88	108,299.7000
TOTAL 0		TOTAL R	0.00	TOTAL 180,333			TOTAL R	187,099.8900

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

7. Issued capital at date of this return:

No Par Value				Par Value					
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total Premium Account	Total amount of paid-up capital excluding Premium
		(R)	(R)			(R)	(R)	(R)	(R)
0		0	0.00	300,000	ORDINARY	0.02	6.33	1,899,000.00	6,000.0000
0		0	0.00	328,333	ORDINARY	0.02	1.8	590,999.40	6,566.6600
0		0	0.00	336,667	ORDINARY	0.02	1.23	414,100.41	6,733.3400
0		0	0.00	400,000	ORDINARY	0.02	2.73	1,092,000.00	8,000.0000
0		0	0.00	500,000	ORDINARY	0.02	1.43	715,000.00	10,000.0000
0		0	0.00	2,000,000	ORDINARY	0.02	4.57	9,140,000.00	40,000.0000
0		0	0.00	2,000,000	ORDINARY	0.02	5.18	10,360,000.00	40,000.0000
0		0	0.00	3,104,999	ORDINARY	0.02	0.88	2,732,399.12	62,099.9800
0		0	0.00	3,500,000	ORDINARY	0.02	1.38	4,830,000.00	70,000.0000
0		0	0.00	4,188,000	ORDINARY	0.02	1.06	4,439,280.00	83,760.0000
0		0	0.00	5,878,788	ORDINARY	0.02	1.08670664800296	6,388,518.00	117,575.7600
0		0	0.00	6,727,500	ORDINARY	0.02	0.48	3,229,200.00	134,550.0000
0		0	0.00	11,300,000	ORDINARY	0.02	5.33	60,229,000.00	226,000.0000
0		0	0.00	14,437,500	ORDINARY	0.02	1.58	22,811,250.00	288,750.0000
0		0	0.00	14,962,952	ORDINARY	0.02	4.5	67,333,284.00	299,259.0400
0		0	0.00	19,000,000	ORDINARY	0.02	4.98	94,620,000.00	380,000.0000
0		0	0.00	20,500,000	ORDINARY	0.02	6.48	132,840,000.00	410,000.0000
0		0	0.00	101,668,000	ORDINARY	0.02	0.745529682000236	75,796,511.71	2,033,360.0000
0	TOTAL	TOTAL R	0.00	211,132,739	TOTAL		TOTAL R	499,460,542.6414	4,222,654.7800

Less: Adjustments

		0.00	01/08/2002	ACCOMODATION AND CONSULTING FEE	-92,614.20
		0.00	02/10/2002	JSE FEES	-43,131.00
		0.00	07/06/2002	10c PLACEMENT FEE PER SHARE	-200,000.00
		0.00	07/10/2002	COMMISSION ON RAISING OF CAPITAL	-768,750.01

		0.00	13/11/2002	STAMP DUTY	-136,807.17
		0.00	15/10/2002	COMMISSION ON RAISING OF CAPITAL	-358,750.00
		0.00	21/10/2002	COMMISSION ON RAISING OF CAPITAL	-768,750.00
		0.00	29/10/2002	JSE FEES	-43,131.00
TOTAL ADJUSTMENTS		0.00			-2,411,933.38
TOTAL STATED CAPITAL		0.00		*TOTAL PREMIUM*	497,048,609.2614

Docex 16/1/04

Form CM 15

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Return of allotment of shares

RECEIVED

[Section 93 (3)]

2004 DEC -5 P 2:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Agent Code: - JOHILL

Registration No. of company
1921/006955/06

Name of company THE AFRIKANDER LEASE LTD

1. Date of allotment of shares 24/11/2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
0		300,000,000	ORDINARY	0.02	6,000,000.00
Total 0	Total	300,000,000		Total R	6,000,000.00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
0.00		6,000.00	ORDINARY	2	12,000.00
Total 0.00	Total	6,000.00		Total R	12,000.00

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 24/11/2003

Name of company THE AFRIKANDER LEASE LTD

Postal address DOCEX 35
BENONI

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of companies Registration Office

2004 -01- 26

Registrar of Companies

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

4. Number of shares previously issued, paid-up and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
		SEE ATTACHED SCHEDULE					
Total		Total	R	Total		Total	R

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 3,993,048.1200

Stated capital R 0.0000

Premium account R 436,636,116.0314

Total issued capital R 440,629,164.1514

Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
			SEE ATTACHED SCHEDULE					
Total		Total	R	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
		R	R			R	R	R
			SEE ATTACHED SCHEDULE					
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
	SEE ATTACHED SCHEDULE		

7.Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
		R	R			R	R	R	R
			SEE ATTACHED SCHEDULE						
Total		Total	R	Total				Total	R

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital ______ R 4,219,048.1200

Stated capital ______ R 0.0000

Premium account ______ R 496,865,116.0314

Total issued capital ______ R 501,084,164.1514

Certified correct.

Date 15/1/04

Signature ______
Director/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

J.D. HILL & COMPANY
CHARTERED ACCOUNTANT (SA)

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

4. Number of shares previously issued, paid up capital and stated capital, including shares subscribed for in the memorandum:

No Par Value				Par Value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
		(R)	(R)			(R)	(R)
0		0	0.00	283,334	ORDINARY	0.02	5,666.6800
0		0	0.00	300,000	ORDINARY	0.02	6,000.0000
0		0	0.00	321,666	ORDINARY	0.02	6,433.3200
0		0	0.00	400,000	ORDINARY	0.02	8,000.0000
0		0	0.00	500,000	ORDINARY	0.02	10,000.0000
0		0	0.00	2,000,000	ORDINARY	0.02	40,000.0000
0		0	0.00	2,000,000	ORDINARY	0.02	40,000.0000
0		0	0.00	2,984,666	ORDINARY	0.02	59,693.3200
0		0	0.00	3,500,000	ORDINARY	0.02	70,000.0000
0		0	0.00	4,188,000	ORDINARY	0.02	83,760.0000
0		0	0.00	5,878,788	ORDINARY	0.02	117,575.7600
0		0	0.00	6,727,500	ORDINARY	0.02	134,550.0000
0		0	0.00	14,437,500	ORDINARY	0.02	288,750.0000
0		0	0.00	14,962,952	ORDINARY	0.02	299,259.0400
0		0	0.00	19,000,000	ORDINARY	0.02	380,000.0000
0		0	0.00	20,500,000	ORDINARY	0.02	410,000.0000
0		0	0.00	101,668,000	ORDINARY	0.02	2,033,360.0000
TOTAL 0		*TOTAL R*	0.00	*TOTAL* 199,652,406		*TOTAL R*	3,993,048.1200

TOTAL STATED CAPITAL	0.00

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

5. Shares comprising this allotment:

No Par Value				Par Value				
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		(R)	(R)			(R)	(R)	(R)
0		0	0.00	11,300,000	ORDINARY	0.02	5.33	60,455,000.0000
TOTAL 0		TOTAL R	0.00	TOTAL 11,300,000			TOTAL R	60,455,000.0000

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

7. Issued capital at date of this return:

No Par Value				Par Value					
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total Premium Account	Total amount of paid-up capital excluding Premium
		(R)	(R)			(R)	(R)	(R)	(R)
0		0	0.00	283,334	ORDINARY	0.02	1.23	348,500.82	5,666.6800
0		0	0.00	300,000	ORDINARY	0.02	6.33	1,899,000.00	6,000.0000
0		0	0.00	321,666	ORDINARY	0.02	1.8	578,998.80	6,433.3200
0		0	0.00	400,000	ORDINARY	0.02	2.73	1,092,000.00	8,000.0000
0		0	0.00	500,000	ORDINARY	0.02	1.43	715,000.00	10,000.0000
0		0	0.00	2,000,000	ORDINARY	0.02	4.57	9,140,000.00	40,000.0000
0		0	0.00	2,000,000	ORDINARY	0.02	5.18	10,360,000.00	40,000.0000
0		0	0.00	2,984,666	ORDINARY	0.02	0.88	2,626,506.08	59,693.3200
0		0	0.00	3,500,000	ORDINARY	0.02	1.38	4,830,000.00	70,000.0000
0		0	0.00	4,188,000	ORDINARY	0.02	1.06	4,439,280.00	83,760.0000
0		0	0.00	5,878,788	ORDINARY	0.02	1.08670664800296	6,388,518.00	117,575.7600
0		0	0.00	6,727,500	ORDINARY	0.02	0.48	3,229,200.00	134,550.0000
0		0	0.00	11,300,000	ORDINARY	0.02	5.33	60,229,000.00	226,000.0000
0		0	0.00	14,437,500	ORDINARY	0.02	1.58	22,811,250.00	288,750.0000
0		0	0.00	14,962,952	ORDINARY	0.02	4.5	67,333,284.00	299,259.0400
0		0	0.00	19,000,000	ORDINARY	0.02	4.98	94,620,000.00	380,000.0000
0		0	0.00	20,500,000	ORDINARY	0.02	6.48	132,840,000.00	410,000.0000
0		0	0.00	101,668,000	ORDINARY	0.02	0.745529682000236	75,796,511.71	2,033,360.0000
0	***TOTAL***	***TOTAL R***	0.00	210,952,406	***TOTAL***		***TOTAL R***	499,277,049.4114	4,219,048.1200

Less: Adjustments

		0.00	01/08/2002	ACCOMODATION AND CONSULTING FEE	-92,614.20
		0.00	02/10/2002	JSE FEES	-43,131.00
		0.00	07/06/2002	10c PLACEMENT FEE PER SHARE	-200,000.00
		0.00	07/10/2002	COMMISSION ON RAISING OF CAPITAL	-768,750.01

		0.00	13/11/2002	STAMP DUTY	-136,807.17
		0.00	15/10/2002	COMMISSION ON RAISING OF CAPITAL	-358,750.00
		0.00	21/10/2002	COMMISSION ON RAISING OF CAPITAL	-768,750.00
		0.00	29/10/2002	JSE FEES	-43,131.00
TOTAL ADJUSTMENTS		0.00			-2,411,933.38
TOTAL STATED CAPITAL		0.00		*TOTAL PREMIUM*	496,865,116.0314

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Docex 16/1/04

Agent Code:- JOHILL

Return of allotment of shares

[Section 93 (3)]

Registration No. of company
1921/006955/06

Name of company THE AFRIKANDER LEASE LTD

1. Date of allotment of shares 29/10/2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
0		200,000,000	ORDINARY	0.02	4,000,000.00
Total 0	Total	200,000,000		Total R	4,000,000.00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
0.00		6,000.00	ORDINARY	2	12,000.00
Total 0.00	Total	6,000.00		Total R	12,000.00

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 29/10/2003

Name of company THE AFRIKANDER LEASE LTD

Postal address DOCEX 35
BENONI

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
Registration Office
2004 -01- 26
Registrar of Companies
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

4. Number of shares previously issued, paid-up and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
		SEE ATTACHED SCHEDULE					
Total		Total	R	Total		Total	R

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 3,991,968.1200

Stated capital R 0.0000

Premium account R 436,539,296.2214

Total issued capital R 440,531,264.3414

Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
			SEE ATTACHED SCHEDULE					
Total		Total	R	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
		R	R			R	R	R
			SEE ATTACHED SCHEDULE					
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
	SEE ATTACHED SCHEDULE		

7.Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
		R	R			R	R	R	R
			SEE ATTACHED SCHEDULE						
Total		Total	R	Total				Total	R

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 3,993,048.1200

Stated capital R 0.0000

Premium account R 436,636,116.0314

Total issued capital R 440,629,164.1514

Certified correct.

Date 15|1|04

Signature [signature] ~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

J.D. HILL & COMPANY
CHARTERED ACCOUNTANT (SA)

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

4. Number of shares previously issued, paid up capital and stated capital, including shares subscribed for in the memorandum:

No Par Value				Par Value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
		(R)	(R)			(R)	(R)
0		0	0.00	268,333	ORDINARY	0.02	5,366.6600
0		0	0.00	282,667	ORDINARY	0.02	5,653.3400
0		0	0.00	300,000	ORDINARY	0.02	6,000.0000
0		0	0.00	400,000	ORDINARY	0.02	8,000.0000
0		0	0.00	500,000	ORDINARY	0.02	10,000.0000
0		0	0.00	2,000,000	ORDINARY	0.02	40,000.0000
0		0	0.00	2,000,000	ORDINARY	0.02	40,000.0000
0		0	0.00	2,984,666	ORDINARY	0.02	59,693.3200
0		0	0.00	3,500,000	ORDINARY	0.02	70,000.0000
0		0	0.00	4,188,000	ORDINARY	0.02	83,760.0000
0		0	0.00	5,878,788	ORDINARY	0.02	117,575.7600
0		0	0.00	6,727,500	ORDINARY	0.02	134,550.0000
0		0	0.00	14,437,500	ORDINARY	0.02	288,750.0000
0		0	0.00	14,962,952	ORDINARY	0.02	299,259.0400
0		0	0.00	19,000,000	ORDINARY	0.02	380,000.0000
0		0	0.00	20,500,000	ORDINARY	0.02	410,000.0000
0		0	0.00	101,668,000	ORDINARY	0.02	2,033,360.0000
TOTAL 0		*TOTAL R*	0.00	*TOTAL* 199,598,406		*TOTAL R*	3,991,968.1200

TOTAL STATED CAPITAL	0.00

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

5. Shares comprising this allotment:

No Par Value				Par Value				
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		(R)	(R)			(R)	(R)	(R)
0		0	0.00	667	ORDINARY	0.02	1.23	833.7500
0		0	0.00	53,333	ORDINARY	0.02	1.8	97,066.0600
TOTAL 0		*TOTAL R*	0.00	*TOTAL* 54,000			*TOTAL R*	97,899.8100

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

7. Issued capital at date of this return:

No Par Value				Par Value					
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total Premium Account	Total amount of paid-up capital excluding Premium
		(R)	(R)			(R)	(R)	(R)	(R)
0		0	0.00	283,334	ORDINARY	0.02	1.23	348,500.82	5,666.6800
0		0	0.00	300,000	ORDINARY	0.02	6.33	1,899,000.00	6,000.0000
0		0	0.00	321,666	ORDINARY	0.02	1.8	578,998.80	6,433.3200
0		0	0.00	400,000	ORDINARY	0.02	2.73	1,092,000.00	8,000.0000
0		0	0.00	500,000	ORDINARY	0.02	1.43	715,000.00	10,000.0000
0		0	0.00	2,000,000	ORDINARY	0.02	4.57	9,140,000.00	40,000.0000
0		0	0.00	2,000,000	ORDINARY	0.02	5.18	10,360,000.00	40,000.0000
0		0	0.00	2,984,666	ORDINARY	0.02	0.88	2,626,506.08	59,693.3200
0		0	0.00	3,500,000	ORDINARY	0.02	1.38	4,830,000.00	70,000.0000
0		0	0.00	4,188,000	ORDINARY	0.02	1.06	4,439,280.00	83,760.0000
0		0	0.00	5,878,788	ORDINARY	0.02	1.08670664800296	6,388,518.00	117,575.7600
0		0	0.00	6,727,500	ORDINARY	0.02	0.48	3,229,200.00	134,550.0000
0		0	0.00	14,437,500	ORDINARY	0.02	1.58	22,811,250.00	288,750.0000
0		0	0.00	14,962,952	ORDINARY	0.02	4.5	67,333,284.00	299,259.0400
0		0	0.00	19,000,000	ORDINARY	0.02	4.98	94,620,000.00	380,000.0000
0		0	0.00	20,500,000	ORDINARY	0.02	6.48	132,840,000.00	410,000.0000
0		0	0.00	101,668,000	ORDINARY	0.02	0.745529682000236	75,796,511.71	2,033,360.0000
0	**TOTAL**	**TOTAL R**	0.00	199,652,406	**TOTAL**		**TOTAL R**	439,048,049.4114	3,993,048.1200

Less: Adjustments

		0.00	01/08/2002	ACCOMODATION AND CONSULTING FEE	-92,614.20
		0.00	02/10/2002	JSE FEES	-43,131.00
		0.00	07/06/2002	10c PLACEMENT FEE PER SHARE	-200,000.00
		0.00	07/10/2002	COMMISSION ON RAISING OF CAPITAL	-768,750.01
		0.00	13/11/2002	STAMP DUTY	-136,807.17

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

		0.00	15/10/2002	COMMISSION ON RAISING OF CAPITAL	-358,750.00
		0.00	21/10/2002	COMMISSION ON RAISING OF CAPITAL	-768,750.00
		0.00	29/10/2002	JSE FEES	-43,131.00
TOTAL ADJUSTMENTS		0.00			-2,411,933.38
TOTAL STATED CAPITAL		0.00		***TOTAL PREMIUM***	436,636,116.0314

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Docex 12/11/03
Form CM 15

Return of allotment of shares

433 333

[Section 93 (3)]

Agent Code: -
JOHILL

RECEIVED
2004 DEC -6 P 2: 10

Registration No. of company: 1921/006955/06

Name of company THE AFRIKANDER LEASE LTD

OFFICE OF INTERNATIONAL CORPORATE FINANCE

1. Date of allotment of shares 22/09/2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
0		200,000,000	ORDINARY	0.02	4,000,000.00
Total 0		Total 200,000,000		Total R	4,000,000.00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
0.00		6,000.00	ORDINARY	2	12,000.00
Total 0.00		Total 6,000.00		Total R	12,000.00

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 22/09/2003

Name of company THE AFRIKANDER LEASE LTD

Postal address DOCEX 35
BENONI

Date of receipt by Registrar of Companies

Date stamp of companies Registration Office

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2004 -01- 26
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrar of Companies

4. Number of shares previously issued, paid-up and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
		SEE ATTACHED SCHEDULE					
Total		Total	R	Total		Total	R

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 3,977,301.4600

Stated capital R 0.0000

Premium account R 433,488,296.8214

Total issued capital R 437,465,598.2814

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
			SEE ATTACHED SCHEDULE					
Total		Total	R	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
		R	R			R	R	R
			SEE ATTACHED SCHEDULE					
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
	SEE ATTACHED SCHEDULE		

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
		R	R			R	R	R	R
			SEE ATTACHED SCHEDULE						
Total		Total	R	Total				Total	R

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital	R	3,985,968.1200
Stated capital	R	0.0000
Premium account	R	434,640,296.2214
Total issued capital	R	438,626,264.3414

Certified correct.

Date 5/1/2004 Signature ______ Director/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

J.D. HILL & COMPANY
CHARTERED ACCOUNTANT (SA)

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

4. Number of shares previously issued, paid up capital and stated capital, including shares subscribed for in the memorandum:

No Par Value				Par Value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
		(R)	(R)			(R)	(R)
0		0	0.00	201,667	ORDINARY	0.02	4,033.3400
0		0	0.00	316,000	ORDINARY	0.02	6,320.0000
0		0	0.00	500,000	ORDINARY	0.02	10,000.0000
0		0	0.00	2,000,000	ORDINARY	0.02	40,000.0000
0		0	0.00	2,000,000	ORDINARY	0.02	40,000.0000
0		0	0.00	2,984,666	ORDINARY	0.02	59,693.3200
0		0	0.00	3,500,000	ORDINARY	0.02	70,000.0000
0		0	0.00	4,188,000	ORDINARY	0.02	83,760.0000
0		0	0.00	5,878,788	ORDINARY	0.02	117,575.7600
0		0	0.00	6,727,500	ORDINARY	0.02	134,550.0000
0		0	0.00	14,437,500	ORDINARY	0.02	288,750.0000
0		0	0.00	14,962,952	ORDINARY	0.02	299,259.0400
0		0	0.00	19,000,000	ORDINARY	0.02	380,000.0000
0		0	0.00	20,500,000	ORDINARY	0.02	410,000.0000
0		0	0.00	101,668,000	ORDINARY	0.02	2,033,360.0000
TOTAL 0		*TOTAL R*	0.00	*TOTAL* 198,865,073		*TOTAL R*	3,977,301.4600

TOTAL STATED CAPITAL	0.00

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

5. Shares comprising this allotment:

No Par Value				Par Value				
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		(R)	(R)			(R)	(R)	(R)
0		0	0.00	33,333	ORDINARY	0.02	1.8	60,666.0600
0		0	0.00	400,000	ORDINARY	0.02	2.73	1,100,000.0000
TOTAL 0		TOTAL R	0.00	TOTAL 433,333			TOTAL R	1,160,666.0600

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

7. Issued capital at date of this return:

No Par Value				Par Value					
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total Premium Account	Total amount of paid-up capital excluding Premium
		(R)	(R)			(R)	(R)	(R)	(R)
0		0	0.00	268,333	ORDINARY	0.02	1.8	482,999.40	5,366.6600
0		0	0.00	282,667	ORDINARY	0.02	1.23	347,680.41	5,653.3400
0		0	0.00	400,000	ORDINARY	0.02	2.73	1,092,000.00	8,000.0000
0		0	0.00	500,000	ORDINARY	0.02	1.43	715,000.00	10,000.0000
0		0	0.00	2,000,000	ORDINARY	0.02	4.57	9,140,000.00	40,000.0000
0		0	0.00	2,000,000	ORDINARY	0.02	5.18	10,360,000.00	40,000.0000
0		0	0.00	2,984,666	ORDINARY	0.02	0.88	2,626,506.08	59,693.3200
0		0	0.00	3,500,000	ORDINARY	0.02	1.38	4,830,000.00	70,000.0000
0		0	0.00	4,188,000	ORDINARY	0.02	1.06	4,439,280.00	83,760.0000
0		0	0.00	5,878,788	ORDINARY	0.02	1.08670664800296	6,388,518.00	117,575.7600
0		0	0.00	6,727,500	ORDINARY	0.02	0.48	3,229,200.00	134,550.0000
0		0	0.00	14,437,500	ORDINARY	0.02	1.58	22,811,250.00	288,750.0000
0		0	0.00	14,962,952	ORDINARY	0.02	4.5	67,333,284.00	299,259.0400
0		0	0.00	19,000,000	ORDINARY	0.02	4.98	94,620,000.00	380,000.0000
0		0	0.00	20,500,000	ORDINARY	0.02	6.48	132,840,000.00	410,000.0000
0		0	0.00	101,668,000	ORDINARY	0.02	0.745529682000236	75,796,511.71	2,033,360.0000
0	TOTAL	TOTAL R	0.00	199,298,406	TOTAL		TOTAL R	437,052,229.6014	3,985,968.1200

Less: Adjustments

		0.00	01/08/2002	ACCOMODATION AND CONSULTING FEE	-92,614.20
		0.00	02/10/2002	JSE FEES	-43,131.00
		0.00	07/06/2002	10c PLACEMENT FEE PER SHARE	-200,000.00
		0.00	07/10/2002	COMMISSION ON RAISING OF CAPITAL	-768,750.01
		0.00	13/11/2002	STAMP DUTY	-136,807.17
		0.00	15/10/2002	COMMISSION ON RAISING OF CAPITAL	-358,750.00

		0.00	21/10/2002	COMMISSION ON RAISING OF CAPITAL	-768,750.00
		0.00	29/10/2002	JSE FEES	-43,131.00
TOTAL ADJUSTMENTS		0.00			-2,411,933.38
TOTAL STATED CAPITAL		0.00		***TOTAL PREMIUM***	434,640,296.2214

DOCEX 101 11 pps.
Form CM 15

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Return of allotment of shares

52 667

[Section 93 (3)]

RECEIVED
2004 DEC -6 P 2:20

Agent Code: - JDHILL

Registration No. of company
1921/006955/06

Name of company THE AFRIKANDER LEASE LTD
CORPORATE FINANCE

1. Date of allotment of shares 15/09/2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
0		200,000,000	ORDINARY	0.02	4,000,000.00
Total 0	Total	200,000,000		Total R	4,000,000.00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
0.00		6,000.00	ORDINARY	2	12,000.00
Total 0.00	Total	6,000.00		Total R	12,000.00

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 15/09/2003

Name of company THE AFRIKANDER LEASE LTD

Postal address DOCEX 35
BENONI

Date of receipt by Registrar of Companies
Date stamp of Companies Registration Office
Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2004 -01- 26
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

.. Number of shares previously issued, paid-up and stated capital, including shares subscribed for in the memorandum:

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
		SEE ATTACHED SCHEDULE					
Total		Total	R	Total		Total	R

Summary of issued capital prior to allotment:

Amount of issued paid-up capital ____ R 3,976,248.1200

Stated capital ____ R 0.0000

Premium account ____ R 433,408,316.2214

Total issued capital ____ R 437,384,564.3414

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
			SEE ATTACHED SCHEDULE					
Total		Total	R	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
		R	R			R	R	R
			SEE ATTACHED SCHEDULE					
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
	SEE ATTACHED SCHEDULE		

..d capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
		R	R			R	R	R	R
			SEE ATTACHED SCHEDULE						
Total		Total	R	Total				Total	R

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital ____ R 3,977,301.4600

Stated capital ____ R 0.0000

Premium account ____ R 433,488,296.8214

Total issued capital ____ R 437,465,598.2814

Certified correct.

Date 5/1/2004

Signature ____ ~~Director/Manager/~~Secretary

Rubber stamp of company, if any, or of secretaries.

J.D. HILL & COMPANY
CHARTERED ACCOUNTANT (SA)

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

4. Number of shares previously issued, paid up capital and stated capital, including shares subscribed for in the memorandum:

No Par Value				Par Value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
		(R)	(R)			(R)	(R)
0		0	0.00	175,000	ORDINARY	0.02	3,500.0000
0		0	0.00	290,000	ORDINARY	0.02	5,800.0000
0		0	0.00	500,000	ORDINARY	0.02	10,000.0000
0		0	0.00	2,000,000	ORDINARY	0.02	40,000.0000
0		0	0.00	2,000,000	ORDINARY	0.02	40,000.0000
0		0	0.00	2,984,666	ORDINARY	0.02	59,693.3200
0		0	0.00	3,500,000	ORDINARY	0.02	70,000.0000
0		0	0.00	4,188,000	ORDINARY	0.02	83,760.0000
0		0	0.00	5,878,788	ORDINARY	0.02	117,575.7600
0		0	0.00	6,727,500	ORDINARY	0.02	134,550.0000
0		0	0.00	14,437,500	ORDINARY	0.02	288,750.0000
0		0	0.00	14,962,952	ORDINARY	0.02	299,259.0400
0		0	0.00	19,000,000	ORDINARY	0.02	380,000.0000
0		0	0.00	20,500,000	ORDINARY	0.02	410,000.0000
0		0	0.00	101,668,000	ORDINARY	0.02	2,033,360.0000
TOTAL 0		*TOTAL R*	0.00	*TOTAL* 198,812,406		*TOTAL R*	3,976,248.1200

TOTAL STATED CAPITAL	0.00

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

5. Shares comprising this allotment:

No Par Value				Par Value				
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		(R)	(R)			(R)	(R)	(R)
0		0	0.00	26,000	ORDINARY	0.02	1.23	32,500.0000
0		0	0.00	26,667	ORDINARY	0.02	1.8	48,533.9400
TOTAL 0		TOTAL R	0.00	TOTAL 52,667			TOTAL R	81,033.9400

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

7. Issued capital at date of this return:

No Par Value				Par Value					
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total Premium Account	Total amount of paid-up capital excluding Premium
		(R)	(R)			(R)	(R)	(R)	(R)
0		0	0.00	235,000	ORDINARY	0.02	1.8	423,000.00	4,700.0000
0		0	0.00	282,667	ORDINARY	0.02	1.23	347,680.41	5,653.3400
0		0	0.00	500,000	ORDINARY	0.02	1.43	715,000.00	10,000.0000
0		0	0.00	2,000,000	ORDINARY	0.02	4.57	9,140,000.00	40,000.0000
0		0	0.00	2,000,000	ORDINARY	0.02	5.18	10,360,000.00	40,000.0000
0		0	0.00	2,984,666	ORDINARY	0.02	0.88	2,626,506.08	59,693.3200
0		0	0.00	3,500,000	ORDINARY	0.02	1.38	4,830,000.00	70,000.0000
0		0	0.00	4,188,000	ORDINARY	0.02	1.06	4,439,280.00	83,760.0000
0		0	0.00	5,878,788	ORDINARY	0.02	1.08670664800296	6,388,518.00	117,575.7600
0		0	0.00	6,727,500	ORDINARY	0.02	0.48	3,229,200.00	134,550.0000
0		0	0.00	14,437,500	ORDINARY	0.02	1.58	22,811,250.00	288,750.0000
0		0	0.00	14,962,952	ORDINARY	0.02	4.5	67,333,284.00	299,259.0400
0		0	0.00	19,000,000	ORDINARY	0.02	4.98	94,620,000.00	380,000.0000
0		0	0.00	20,500,000	ORDINARY	0.02	6.48	132,840,000.00	410,000.0000
0		0	0.00	101,668,000	ORDINARY	0.02	0.745529682000236	75,796,511.71	2,033,360.0000
0	*TOTAL*	*TOTAL R*	0.00	198,865,073	*TOTAL*		*TOTAL R*	435,900,230.2014	3,977,301.4600

Less: Adjustments

		0.00	01/08/2002	ACCOMODATION AND CONSULTING FEE	-92,614.20
		0.00	02/10/2002	JSE FEES	-43,131.00
		0.00	07/06/2002	10c PLACEMENT FEE PER SHARE	-200,000.00
		0.00	07/10/2002	COMMISSION ON RAISING OF CAPITAL	-768,750.01
		0.00	13/11/2002	STAMP DUTY	-136,807.17
		0.00	15/10/2002	COMMISSION ON RAISING OF CAPITAL	-358,750.00
		0.00	21/10/2002	COMMISSION ON RAISING OF CAPITAL	-768,750.00

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

		0.00	29/10/2002	JSE FEES	-43,131.00
TOTAL ADJUSTMENTS		0.00			-2,411,933.38
TOTAL STATED CAPITAL		0.00		TOTAL PREMIUM	433,488,296.8214

Docex 1/1/10'5
Form CM 15

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Return of allotment of shares

10 000 000

[Section 93 (3)]

Agent Code:- JOHILL

Registration No. of company
1921/006955/06

Name of company THE AFRIKANDER LEASE LTD

1. Date of allotment of shares 30/08/2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
0		200,000,000	ORDINARY	0.02	4,000,000.00
Total 0	Total	200,000,000		Total R	4,000,000.00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
0.00		6,000.00	ORDINARY	2	12,000.00
Total 0.00	Total	6,000.00		Total R	12,000.00

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 30/08/2003

Name of company THE AFRIKANDER LEASE LTD

Postal address DOCEX 35
BENONI

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of companies
Registration Office

2004 -01- 26

Registrar of Companies

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

umber of shares previously issued, paid-up and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
		SEE ATTACHED SCHEDULE					
Total		Total	R	Total		Total	R

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 3,776,248.1200

Stated capital R 0.0000

Premium account R 383,608,316.2214

Total issued capital R 387,384,564.3414

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
			SEE ATTACHED SCHEDULE					
Total		Total	R	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
		R	R			R	R	R
			SEE ATTACHED SCHEDULE					
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
	SEE ATTACHED SCHEDULE		

ɹ capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
		R	R			R	R	R	R
			SEE A	TTACHED	SCHEDU	LE			
Total		Total	R	Total				Total	R

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital ____ R 3,976,248.1200

Stated capital ____ R 0.0000

Premium account ____ R 433,408,316.2214

Total issued capital ____ R 437,384,564.3414

Certified correct.

Date 5/1/04 Signature [signature] Director/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

J.D. HILL & COMPANY
CHARTERED ACCOUNTANT (SA)

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

4. Number of shares previously issued, paid up capital and stated capital, including shares subscribed for in the memorandum:

No Par Value				Par Value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
		(R)	(R)			(R)	(R)
0		0	0.00	175,000	ORDINARY	0.02	3,500.0000
0		0	0.00	290,000	ORDINARY	0.02	5,800.0000
0		0	0.00	500,000	ORDINARY	0.02	10,000.0000
0		0	0.00	2,000,000	ORDINARY	0.02	40,000.0000
0		0	0.00	2,000,000	ORDINARY	0.02	40,000.0000
0		0	0.00	2,984,666	ORDINARY	0.02	59,693.3200
0		0	0.00	3,500,000	ORDINARY	0.02	70,000.0000
0		0	0.00	4,188,000	ORDINARY	0.02	83,760.0000
0		0	0.00	5,878,788	ORDINARY	0.02	117,575.7600
0		0	0.00	6,727,500	ORDINARY	0.02	134,550.0000
0		0	0.00	9,000,000	ORDINARY	0.02	180,000.0000
0		0	0.00	14,437,500	ORDINARY	0.02	288,750.0000
0		0	0.00	14,962,952	ORDINARY	0.02	299,259.0400
0		0	0.00	20,500,000	ORDINARY	0.02	410,000.0000
0		0	0.00	101,668,000	ORDINARY	0.02	2,033,360.0000
TOTAL 0		TOTAL R	0.00	TOTAL 188,812,406		TOTAL R	3,776,248.1200

TOTAL STATED CAPITAL	0.00

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

5. Shares comprising this allotment:

No Par Value				Par Value				
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		(R)	(R)			(R)	(R)	(R)
0		0	0.00	10,000,000	ORDINARY	0.02	4.98	50,000,000.0000
TOTAL 0		TOTAL R	0.00	TOTAL 10,000,000			TOTAL R	50,000,000.0000

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

7. Issued capital at date of this return:

No Par Value				Par Value					
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total Premium Account	Total amount of paid-up capital excluding Premium
		(R)	(R)			(R)	(R)	(R)	(R)
0		0	0.00	208,333	ORDINARY	0.02	1.8	374,999.40	4,166.6600
0		0	0.00	256,667	ORDINARY	0.02	1.23	315,700.41	5,133.3400
0		0	0.00	500,000	ORDINARY	0.02	1.43	715,000.00	10,000.0000
0		0	0.00	2,000,000	ORDINARY	0.02	4.57	9,140,000.00	40,000.0000
0		0	0.00	2,000,000	ORDINARY	0.02	5.18	10,360,000.00	40,000.0000
0		0	0.00	2,984,666	ORDINARY	0.02	0.88	2,626,506.08	59,693.3200
0		0	0.00	3,500,000	ORDINARY	0.02	1.38	4,830,000.00	70,000.0000
0		0	0.00	4,188,000	ORDINARY	0.02	1.06	4,439,280.00	83,760.0000
0		0	0.00	5,878,788	ORDINARY	0.02	1.08670664800296	6,388,518.00	117,575.7600
0		0	0.00	6,727,500	ORDINARY	0.02	0.48	3,229,200.00	134,550.0000
0		0	0.00	14,437,500	ORDINARY	0.02	1.58	22,811,250.00	288,750.0000
0		0	0.00	14,962,952	ORDINARY	0.02	4.5	67,333,284.00	299,259.0400
0		0	0.00	19,000,000	ORDINARY	0.02	4.98	94,620,000.00	380,000.0000
0		0	0.00	20,500,000	ORDINARY	0.02	6.48	132,840,000.00	410,000.0000
0		0	0.00	101,668,000	ORDINARY	0.02	0.745529682000236	75,796,511.71	2,033,360.0000
0	***TOTAL***	***TOTAL R***	0.00	198,812,406	***TOTAL***		***TOTAL R***	435,820,249.6014	3,976,248.1200

Less: Adjustments

		0.00	01/08/2002	ACCOMODATION AND CONSULTING FEE	-92,614.20
		0.00	02/10/2002	JSE FEES	-43,131.00
		0.00	07/06/2002	10c PLACEMENT FEE PER SHARE	-200,000.00
		0.00	07/10/2002	COMMISSION ON RAISING OF CAPITAL	-768,750.01
		0.00	13/11/2002	STAMP DUTY	-136,807.17
		0.00	15/10/2002	COMMISSION ON RAISING OF CAPITAL	-358,750.00
		0.00	21/10/2002	COMMISSION ON RAISING OF CAPITAL	-768,750.00

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

		0.00	29/10/2002	JSE FEES	-43,131.00
					-2,411,933.38
TOTAL ADJUSTMENTS		0.00			
TOTAL STATED CAPITAL		0.00		TOTAL PREMIUM	433,408,316.2214

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 26

Special resolution

(Sections 200)
(To be lodged in duplicate)

RECEIVED
2004 DEC -6 P 2:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

2003 -11- 17

Revenue stamp or revenue franking machine impression R80

AGENT CODE: JOHILL

Registration No. Of Company
1921/006955/06

Name of company THE AFRIKANDER LEASE LIMITED

Date notice given to members 14/10/2003 Date resolution passed 05/11/2003

Special resolution passed in terms of section ______ of the Act/*paragraph ______ of the memorandum/ *article ______ of the articles.

[redacted]y of notice convening meeting attached.
Consent to waive period of notice of meeting (CM 25) ~~attached~~/*not attached.

CONTENTS OF RESOLUTION (Use reverse side if necessary)

Resolved:

SEE ANNEXURE

J.D. HILL & COMPANY
CHARTERED ACCOUNTANT (SA)

Rubber stamp of company, if any, or of secretaries.

[redacted]
Date 07/11/2003

Signature ______

~~Director~~/Secretary/~~Manager~~

Name (in block capitals) HM JONES (FOR JD HILL & COMPANY)

* Delete whichever not applicable.

To be completed by company

Herewith copy of special resolution as registered.

Registration No. of Company
1921/006955/06

Name of company THE AFRIKANDER LEASE LIMITED

Postal address DOCEX 35
BENONI

Special resolution registered this day

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2003 -11- 19
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Date stamp of Companies Registration Office

Registrar of Companies

Not valid unless stamped by Registrar of Companies

2003 -11- 17

SPECIAL RESOLUTION NUMBER 1

"Resolved that the authorised share capital of the Company, which presently comprises R4 000 000,00 divided into 200 000 000 ordinary shares of 2 cents each be and is hereby increased with effect from the date of passing hereof by the creation of an additional 100 000 000 ordinary shares of 2 cents each, to R6 000 000,00 divided into 300 000 000 shares of 2 cents each, all such shares ranking pari passu with one another."

The reason and effect

The reason for the special resolution is that Aflease requires funding for future expansion and may wish to fund such expansion by the issuance of further shares and / or using the aforesaid new shares as a means of payment. **The effect** of the special resolution is that the number of shares of the Company not in issue will increase from 401 594 to 100 401 594.

SPECIAL RESOLUTION NUMBER 2

"Resolved that Article 90 of the articles of association be amended to read as follows with effect from the date of passing hereof:

"The numbers of directors shall not be less than four, and until otherwise determined by the Company in general meeting, shall not be more than nine.""

The reason and effect

The reason for the special resolution is to increase the maximum number of directors from seven to nine, so as to enable the Company to comply with the recommendations contained in King Code II. **The effect** is that the maximum number of directors will increase from seven to nine.

Agent Code: J.UHILL

Docex 27/8/03

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company
1921/006955/06

RECEIVED 2004 DEC -6 OFFICE OF INTERNATIONAL CORPORATE FINANCE

R50 R100

Name of company THE AFRIKANDER LEASE LTD

1. Date of allotment of shares 07/08/2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
0		200,000,000	ORDINARY	0.02	4,000,000.00
Total 0	Total	200,000,000		Total R	4,000,000.00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
0.00		6,000.00	ORDINARY	2	12,000.00
Total 0.00	Total	6,000.00		Total R	12,000.00

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 07/08/2003

Name of company THE AFRIKANDER LEASE LTD

Postal address DOCEX 35
BENONI

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS 2003-10-02

Mei 1999 - ProfSoft Solutions (Edms) Bpk - Gereproduseer onder die Staatsdrukker se Outeursregvergunning Nr. 10687 van 12 Mei 1999

4. Number of shares previously issued, paid-up and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
		SEE ATTACHED SCHEDULE					
Total		Total	R	Total		Total	R

Summary of issued capital prior to allotment:

Amount of issued paid-up capital ______ R 3,771,381.4600

Stated capital ______ R 0.0000

Premium account ______ [illegible] R 385,482,836.0014

Total issued capital ______ [illegible] R 389,254,217.4614

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
			SEE ATTACHED SCHEDULE					
Total		Total	R	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
		R	R			R	R	R
			SEE ATTACHED SCHEDULE					
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
	SEE ATTACHED SCHEDULE		

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
		R	R			R	R	R	R
			SEE ATTACHED SCHEDULE						
Total		Total	R	Total				Total	R

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 3,776,248.1200

Stated capital R 0.0000

Premium account R 383,608,316.2214

al issued capital R 387,384,564.3414

Certified correct.

Date 25/3/03

Signature [signature] Director/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

J.D. HILL & COMPANY
CHARTERED ACCOUNTANT (SA)

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

4. Number of shares previously issued, paid up capital and stated capital, including shares subscribed for in the memorandum:

No Par Value				Par Value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
		(R)	(R)			(R)	(R)
0		0	0.00	175,000	ORDINARY	0.02	3,500.0000
0		0	0.00	256,667	ORDINARY	0.02	5,133.3400
0		0	0.00	500,000	ORDINARY	0.02	10,000.0000
0		0	0.00	2,000,000	ORDINARY	0.02	40,000.0000
0		0	0.00	2,000,000	ORDINARY	0.02	40,000.0000
0		0	0.00	2,774,666	ORDINARY	0.02	55,493.3200
0		0	0.00	3,500,000	ORDINARY	0.02	70,000.0000
0		0	0.00	4,188,000	ORDINARY	0.02	83,760.0000
0		0	0.00	5,878,788	ORDINARY	0.02	117,575.7600
0		0	0.00	6,727,500	ORDINARY	0.02	134,550.0000
0		0	0.00	9,000,000	ORDINARY	0.02	180,000.0000
0		0	0.00	14,437,500	ORDINARY	0.02	288,750.0000
0		0	0.00	14,962,952	ORDINARY	0.02	299,259.0400
0		0	0.00	20,500,000	ORDINARY	0.02	410,000.0000
0		0	0.00	101,668,000	ORDINARY	0.02	2,033,360.0000
TOTAL 0		TOTAL R	0.00	TOTAL 188,569,073		TOTAL R	3,771,381.4600

TOTAL STATED CAPITAL	0.00

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

5. Shares comprising this allotment:

No Par Value				Par Value				
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		(R)	(R)			(R)	(R)	(R)
0		0	0.00	33,333	ORDINARY	0.02	1.8	60,666.0600
0		0	0.00	210,000	ORDINARY	0.02	0.88	189,000.0000
TOTAL 0		TOTAL R	0.00	TOTAL 243,333			TOTAL R	249,666.0600

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

7. Issued capital at date of this return:

No Par Value				Par Value					
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total Premium Account	Total amount of paid-up capital excluding Premium
		(R)	(R)			(R)	(R)	(R)	(R)
0		0	0.00	208,333	ORDINARY	0.02	1.8	374,999.40	4,166.6600
0		0	0.00	256,667	ORDINARY	0.02	1.23	315,700.41	5,133.3400
0		0	0.00	500,000	ORDINARY	0.02	1.43	715,000.00	10,000.0000
0		0	0.00	2,000,000	ORDINARY	0.02	4.57	9,140,000.00	40,000.0000
0		0	0.00	2,000,000	ORDINARY	0.02	5.18	10,360,000.00	40,000.0000
0		0	0.00	2,984,666	ORDINARY	0.02	0.88	2,626,506.08	59,693.3200
0		0	0.00	3,500,000	ORDINARY	0.02	1.38	4,830,000.00	70,000.0000
0		0	0.00	4,188,000	ORDINARY	0.02	1.06	4,439,280.00	83,760.0000
0		0	0.00	5,878,788	ORDINARY	0.02	1.08670664800296	6,388,518.00	117,575.7600
0		0	0.00	6,727,500	ORDINARY	0.02	0.48	3,229,200.00	134,550.0000
0		0	0.00	9,000,000	ORDINARY	0.02	4.98	44,820,000.00	180,000.0000
0		0	0.00	14,437,500	ORDINARY	0.02	1.58	22,811,250.00	288,750.0000
0		0	0.00	14,962,952	ORDINARY	0.02	4.5	67,333,284.00	299,259.0400
0		0	0.00	20,500,000	ORDINARY	0.02	6.48	132,840,000.00	410,000.0000
0		0	0.00	101,668,000	ORDINARY	0.02	0.745529682000236	75,796,511.71	2,033,360.0000
0	TOTAL	TOTAL R	0.00	188,812,406	TOTAL		TOTAL R	386,020,249.6014	3,776,248.1200

Less: Adjustments

		0.00	01/08/2002	ACCOMODATION AND CONSULTING FEE	-92,614.20
		0.00	02/10/2002	JSE FEES	-43,131.00
		0.00	07/06/2002	10c PLACEMENT FEE PER SHARE	-200,000.00
		0.00	07/10/2002	COMMISSION ON RAISING OF CAPITAL	-768,750.01
		0.00	13/11/2002	STAMP DUTY	-136,807.17
		0.00	15/10/2002	COMMISSION ON RAISING OF CAPITAL	-358,750.00
		0.00	21/10/2002	COMMISSION ON RAISING OF CAPITAL	-768,750.00

THE AFRIKANDER LEASE LTD REGISTRATION NUMBER: 1921/006955/06

		0.00	29/10/2002	JSE FEES		-43,131.00
TOTAL ADJUSTMENTS		0.00				-2,411,933.38
TOTAL STATED CAPITAL		0.00			***TOTAL PREMIUM***	383,608,316.2214

Agent Code: JUHIL

Docex 2718103

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

RECEIVED 2004 DEC -6 P 2:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

R50 R100

Registration No. of company
1921/006955/06

Name of company THE AFRIKANDER LEASE LTD

1. Date of allotment of shares 23/05/2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
0		200,000,000	ORDINARY	0.02	4,000,000.00
Total 0		Total 200,000,000		Total R	4,000,000.00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
0.00		6,000.00	ORDINARY	2	12,000.00
Total 0.00		Total 6,000.00		Total R	12,000.00

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 23/05/2003

Name of company THE AFRIKANDER LEASE LTD

Postal address DOCEX 35
BENONI

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES 2003-10-02 REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

4. Number of shares previously issued, paid-up and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
		SEE ATTACHED SCHEDULE					
Total		Total	R	Total		Total	R

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 3,742,313.9800

Stated capital R 0.0000

Premium account R 379,763,269.5614

Total issued capital R 383,505,583.5414

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
			SEE ATTACHED SCHEDULE					
Total		Total	R	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
		R	R			R	R	R
			SEE ATTACHED SCHEDULE					
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
	SEE ATTACHED SCHEDULE		

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
		R	R			R	R	R	R
			SEE ATTACHED SCHEDULE						
Total		Total	R	Total				Total	R

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital	R	3,771,381.4600
Stated capital	R	0.0000
Premium account	R	383,363,516.8214
Total issued capital	R	387,134,898.2814

Certified correct.

Date 25/3/03 Signature ______ Director/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

J.D. HILL & COMPANY
CHARTERED ACCOUNTANT (SA)

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

4. Number of shares previously issued, paid up capital and stated capital, including shares subscribed for in the memorandum:

No Par Value				Par Value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
		(R)	(R)			(R)	(R)
0		0	0.00	196,335	ORDINARY	0.02	3,926.7000
0		0	0.00	500,000	ORDINARY	0.02	10,000.0000
0		0	0.00	2,000,000	ORDINARY	0.02	40,000.0000
0		0	0.00	2,000,000	ORDINARY	0.02	40,000.0000
0		0	0.00	2,733,000	ORDINARY	0.02	54,660.0000
0		0	0.00	3,500,000	ORDINARY	0.02	70,000.0000
0		0	0.00	4,188,000	ORDINARY	0.02	83,760.0000
0		0	0.00	5,878,788	ORDINARY	0.02	117,575.7600
0		0	0.00	6,727,500	ORDINARY	0.02	134,550.0000
0		0	0.00	9,000,000	ORDINARY	0.02	180,000.0000
0		0	0.00	13,786,576	ORDINARY	0.02	275,731.5200
0		0	0.00	14,437,500	ORDINARY	0.02	288,750.0000
0		0	0.00	20,500,000	ORDINARY	0.02	410,000.0000
0		0	0.00	101,668,000	ORDINARY	0.02	2,033,360.0000
TOTAL 0		TOTAL R	0.00	TOTAL 187,115,699		TOTAL R	3,742,313.9800

TOTAL STATED CAPITAL	0.00

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

5. Shares comprising this allotment:

No Par Value				Par Value				
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		(R)	(R)			(R)	(R)	(R)
0		0	0.00	41,666	ORDINARY	0.02	0.88	37,499.4000
0		0	0.00	60,332	ORDINARY	0.02	1.23	75,415.0000
0		0	0.00	175,000	ORDINARY	0.02	1.8	318,500.0000
0		0	0.00	1,176,376	ORDINARY	0.02	4.5	5,317,219.5200
TOTAL 0		TOTAL R	0.00	TOTAL 1,453,374			TOTAL R	5,748,633.9200

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

7. Issued capital at date of this return:

No Par Value				Par Value					
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total Premium Account	Total amount of paid-up capital excluding Premium
		(R)	(R)			(R)	(R)	(R)	(R)
0		0	0.00	175,000	ORDINARY	0.02	1.8	315,000.00	3,500.0000
0		0	0.00	256,667	ORDINARY	0.02	1.23	315,700.41	5,133.3400
0		0	0.00	500,000	ORDINARY	0.02	1.43	715,000.00	10,000.0000
0		0	0.00	2,000,000	ORDINARY	0.02	4.57	9,140,000.00	40,000.0000
0		0	0.00	2,000,000	ORDINARY	0.02	5.18	10,360,000.00	40,000.0000
0		0	0.00	2,774,666	ORDINARY	0.02	0.88	2,441,706.08	55,493.3200
0		0	0.00	3,500,000	ORDINARY	0.02	1.38	4,830,000.00	70,000.0000
0		0	0.00	4,188,000	ORDINARY	0.02	1.06	4,439,280.00	83,760.0000
0		0	0.00	5,878,788	ORDINARY	0.02	1.08670664800296	6,388,518.00	117,575.7600
0		0	0.00	6,727,500	ORDINARY	0.02	0.48	3,229,200.00	134,550.0000
0		0	0.00	9,000,000	ORDINARY	0.02	4.98	44,820,000.00	180,000.0000
0		0	0.00	14,437,500	ORDINARY	0.02	1.58	22,811,250.00	288,750.0000
0		0	0.00	14,962,952	ORDINARY	0.02	4.5	67,333,284.00	299,259.0400
0		0	0.00	20,500,000	ORDINARY	0.02	6.48	132,840,000.00	410,000.0000
0		0	0.00	101,668,000	ORDINARY	0.02	0.745529682000236	75,796,511.71	2,033,360.0000
0	TOTAL	TOTAL R	0.00	188,569,073	TOTAL		TOTAL R	385,775,450.2014	3,771,381.4600

Less: Adjustments

		0.00	01/08/2002	ACCOMODATION AND CONSULTING FEE	-92,614.20
		0.00	02/10/2002	JSE FEES	-43,131.00
		0.00	07/06/2002	10c PLACEMENT FEE PER SHARE	-200,000.00
		0.00	07/10/2002	COMMISSION ON RAISING OF CAPITAL	-768,750.01
		0.00	13/11/2002	STAMP DUTY	-136,807.17
		0.00	15/10/2002	COMMISSION ON RAISING OF CAPITAL	-358,750.00
		0.00	21/10/2002	COMMISSION ON RAISING OF CAPITAL	-768,750.00

THE AFRIKANDER LEASE LTD REGISTRATION NUMBER: 1921/006955/06

		0.00	29/10/2002	JSE FEES		-43,131.00
TOTAL ADJUSTMENTS		0.00				-2,411,933.38
TOTAL STATED CAPITAL		0.00			*TOTAL PREMIUM*	383,363,516.8214

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

R50 R100

Return of allotment of shares

[Section 93 (3)]

RECEIVED 2004 DEC -6 P 2:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Registration No. of company
1921/006955/06

Name of company THE AFRIKANDER LEASE LTD

1. Date of allotment of shares 17/03/2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
0		200,000,000	ORDINARY	0.02	4,000,000.00
Total 0	Total	200,000,000		Total R	4,000,000.00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
0.00		6,000.00	ORDINARY	2	12,000.00
Total 0.00	Total	6,000.00		Total R	12,000.00

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 17/03/2003

Name of company THE AFRIKANDER LEASE LTD

Postal address DOCEX 35
BENONI

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES 2003 -10- 02 REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS
Registrar of Companies

4. Number of shares previously issued, paid-up and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
		SEE ATTACHED SCHEDULE					
Total		Total	R	Total		Total	R

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 3,466,582.4600

Stated capital R 0.0000

Premium account R 317,723,677.5614

Total issued capital R 321,190,260.0214

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
		SEE ATTACHED SCHEDULE						
Total		Total	R	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
		R	R			R	R	R
		SEE ATTACHED SCHEDULE						
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
	SEE ATTACHED SCHEDULE		

7.Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
		R	R			R	R	R	R
			SEE ATTACHED SCHEDULE						
Total		Total	R	Total				Total	R

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 3,742,313.9800

Stated capital R 0.0000

Premium account R 377,643,950.3814

Total issued capital R 381,386,264.3614

Certified correct.

Date 25/3/2003

Signature Director/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

J.D. HILL & COMPANY
CHARTERED ACCOUNTANT (SA)

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

4. Number of shares previously issued, paid up capital and stated capital, including shares subscribed for in the memorandum:

No Par Value				Par Value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
		(R)	(R)			(R)	(R)
0		0	0.00	196,335	ORDINARY	0.02	3,926.7000
0		0	0.00	500,000	ORDINARY	0.02	10,000.0000
0		0	0.00	2,000,000	ORDINARY	0.02	40,000.0000
0		0	0.00	2,000,000	ORDINARY	0.02	40,000.0000
0		0	0.00	2,733,000	ORDINARY	0.02	54,660.0000
0		0	0.00	3,500,000	ORDINARY	0.02	70,000.0000
0		0	0.00	4,188,000	ORDINARY	0.02	83,760.0000
0		0	0.00	5,878,788	ORDINARY	0.02	117,575.7600
0		0	0.00	6,727,500	ORDINARY	0.02	134,550.0000
0		0	0.00	9,000,000	ORDINARY	0.02	180,000.0000
0		0	0.00	14,437,500	ORDINARY	0.02	288,750.0000
0		0	0.00	20,500,000	ORDINARY	0.02	410,000.0000
0		0	0.00	101,668,000	ORDINARY	0.02	2,033,360.0000
TOTAL 0		***TOTAL R***	0.00	***TOTAL*** 173,329,123		***TOTAL R***	3,466,582.4600

TOTAL STATED CAPITAL	0.00

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

5. Shares comprising this allotment:

No Par Value					Par Value				
Number of shares		Class of shares	Issue price per share	Stated Capital	Number of shares		Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
			(R)	(R)				(R)	(R)	(R)
	0		0	0.00		13,786,576	ORDINARY	0.02	4.5	62,315,323.5200
TOTAL	0		TOTAL R	0.00	TOTAL	13,786,576			TOTAL R	62,315,323.5200

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

7. Issued capital at date of this return:

No Par Value				Par Value					
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total Premium Account	Total amount of paid-up capital excluding Premium
		(R)	(R)			(R)	(R)	(R)	(R)
0		0	0.00	196,335	ORDINARY	0.02	1.23	241,492.05	3,926.7000
0		0	0.00	500,000	ORDINARY	0.02	1.43	715,000.00	10,000.0000
0		0	0.00	2,000,000	ORDINARY	0.02	4.57	9,140,000.00	40,000.0000
0		0	0.00	2,000,000	ORDINARY	0.02	5.18	10,360,000.00	40,000.0000
0		0	0.00	2,733,000	ORDINARY	0.02	0.88	2,405,040.00	54,660.0000
0		0	0.00	3,500,000	ORDINARY	0.02	1.38	4,830,000.00	70,000.0000
0		0	0.00	4,188,000	ORDINARY	0.02	1.06	4,439,280.00	83,760.0000
0		0	0.00	5,878,788	ORDINARY	0.02	1.08670664800296	6,388,518.00	117,575.7600
0		0	0.00	6,727,500	ORDINARY	0.02	0.48	3,229,200.00	134,550.0000
0		0	0.00	9,000,000	ORDINARY	0.02	4.98	44,820,000.00	180,000.0000
0		0	0.00	13,786,576	ORDINARY	0.02	4.5	62,039,592.00	275,731.5200
0		0	0.00	14,437,500	ORDINARY	0.02	1.58	22,811,250.00	288,750.0000
0		0	0.00	20,500,000	ORDINARY	0.02	6.48	132,840,000.00	410,000.0000
0		0	0.00	101,668,000	ORDINARY	0.02	0.745529682000236	75,796,511.71	2,033,360.0000
0	**TOTAL**	**TOTAL R**	0.00	187,115,699	**TOTAL**		**TOTAL R**	380,055,883.7614	3,742,313.9800

Less: Adjustments

		0.00	01/08/2002	ACCOMODATION AND CONSULTING FEE	-92,614.20
		0.00	02/10/2002	JSE FEES	-43,131.00
		0.00	07/06/2002	10c PLACEMENT FEE PER SHARE	-200,000.00
		0.00	07/10/2002	COMMISSION ON RAISING OF CAPITAL	-768,750.01
		0.00	13/11/2002	STAMP DUTY	-136,807.17
		0.00	15/10/2002	COMMISSION ON RAISING OF CAPITAL	-358,750.00
		0.00	21/10/2002	COMMISSION ON RAISING OF CAPITAL	-768,750.00
		0.00	29/10/2002	JSE FEES	-43,131.00

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

TOTAL ADJUSTMENTS	0.00			-2,411,933.38
TOTAL STATED CAPITAL	0.00		***TOTAL PREMIUM***	377,643,950.3814

Code: JUHILL

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 26

Special resolution

(Sections 200)
(To be lodged in duplicate)

RECEIVED
2004 DEC -6 P 2:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Revenue stamp or revenue franking machine impression R80

Registration No. Of Company
1921/006955/06

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2003 -07- 31
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Name of company THE AFRIKANDER LEASE LIMITED

Date notice given to members 23/06/2003 Date resolution passed 15/07/2003

Special resolution passed in terms of section ______ of the Act/*paragraph ______ of the memorandum/ *article ______ of the articles.

Copy of notice convening meeting attached.
Consent to waive period of notice of meeting (CM 25) ~~attached~~/*not attached.

CONTENTS OF RESOLUTION (Use reverse side if necessary)

Resolved:

SEE ANNEXURE

J.D. HILL & COMPANY
CHARTERED ACCOUNTANT (SA)

Rubber stamp of company, if any, or of secretaries.

Date 15/07/2003

Signature [signature] J.D. HILL & COMPANY CHARTERED ACCOUNTANT (SA)
Director/Secretary/Manager

Name (in block capitals) H M JONES (FOR J D HILL & COMPANY

* Delete whichever not applicable.

To be completed by company

Herewith copy of special resolution as registered.

Registration No. of Company
1921/006955/06

Special resolution registered this day

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2003 -08-
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Date stamp of Companies Registration Office

Registrar of Companies
[signature]

Name of company THE AFRIKANDER LEASE LIMITED

Postal address DOCEX 35
BENONI

Not valid unless stamped by Registrar of Companies

Special Resolution Number 1

It was resolved as a special resolution that the board of Directors of the Company and any subsidiary of the Company be authorised by way of general authority, valid up to the date of the following annual general meeting of the Company up to and including the date of the following annual general meeting of the Company, to approve the purchase of any of its securities by the Company, including ordinary shares of R0,02 each in the capital of the Company; subject to the provisions of the Companies Act and the requirements of the JSE and any other stock exchange upon which the shares of the Company may be quoted or listed from time to time, and subject to such other conditions as may be imposed by any other relevant authority, provided that:

- Any such repurchase shall be made on the open market of the JSE;
- The general authority shall only be valid until the Company's next annual general meeting, provided that it does not extend beyond 15 months from the date of this resolution;
- The general authority to repurchase be limited to a maximum of 20% of the relevant Company's issued share capital of that class at the time the authority is granted. Repurchases by any relevant subsidiaries are limited to 10% of the relevant Company's issued share capital of that class at the time the authority is granted;
- Repurchase must not be made at a price more than 10% above the weighted average of the market value of the securities for the five business days immediately preceding the date of the purchases;
- An announcement is published as soon as the Company has acquired ordinary shares constituting, on a cumulative basis, 3% of the number of ordinary shares in issue at the time the general authority is granted, pursuant to which the aforesaid 3% threshold id reached, containing full details of such purchases; and
- The company will not enter the market until sign-off on the working capital statement has been received by the Company's sponsor and such sign-off has been submitted to the JSE.

Prior to the repurchase be the Company the following statement will be made by Directors in terms of the Companies Act and the JSE Securities Exchange South Africa's Listings Requirements, as well as the statement by the sponsor of the Company in terms of section 2.14 of the JSE Securities Exchange South Africa's Listings Requirements:

(a) The intention of the Directors of the Company is to utilise the authority if, at some future date, the cash resources the Company are in excess of its requirements. In this regard the Directors will take into account of, inter alia, an appropriate capitalisation structure for the Company, and will ensure that any such utilization is in the interest of the shareholders;

(b) In the determining the method by which the Company intends to repurchase its securities, the maximum number of securities to be repurchased and the date in which such repurchase will take place, the Directors of the Company warranted that:

- The Company and its subsidiaries ("the group") will be able to pay their debts as they become due in the ordinary course of business for the next 12 (twelve) months;

- The consolidation assets of the Company and its subsidiaries, fairly valued in accordance with South African Statements of the Generally Accepted Accounting Practice, will be in excess of the consolidated liabilities of the Company and its subsidiaries for the next 12 (twelve) months;

- The issued share capital and reserves of the Company and its subsidiaries will be adequate for the purpose of the business of the Company and its subsidiaries for the next 12 (twelve) months;

- The working capital available to the Company and its subsidiaries will be sufficient for the Group's requirements for the next 12 (twelve) months.

The **reason** for and **effect** of special resolution number 1 is to grant the Directors a general authority to enable the Company to acquire shares, which have been issued by it."

Special Resolution Number 2

It was resolved as a special resolution that the following amendments to The Afrikander Lease Limited Share Incentive Scheme ("the scheme"), as proposed by the board of Directors of the Company ("the Board") be and are hereby amended as follows:

The deletion of the existing clause 1.9 in its entirety and the substitution thereof by:

1.9 "EMPLOYEE" shall mean a person eligible for participation in the SCHEME, namely an officer or other EMPLOYEE of the GROUP, including any executive or non-executive Director of the Group;"

Special Resolution number 3

It was resolved as a special resolution that the following amendment to The Afrikander Lease Limited Share Incentive Scheme ("the scheme") as proposed by the board of Directors of the Company ("the Board") be and are hereby amended as follows:

The deletion of the existing clause 16.4 and the substitution thereof:

16.4 PARTICIPANT shall, subject to the provisions of the clause 16.6 and 16.6, pay his SHARE DEBT in respect of his SHARE SCHEME and have those SCHEME SHARES released to him, but only in the following proportions and at the following times:

16.4.1 Up to 1/3 (one third) of his SCHEME SHARES after the 1st (First) anniversary of the ACCEPTANCE DATE;

16.4.2 Up to 2/3 (two-thirds) of his SCHEME SHARES after the 2nd (Second) anniversary of the ACCEPTANCE DATE;

16.4.3 All his SCHEME SHARES after the 3rd (Third) anniversary of the ACCEPTANCE DATE;

16.4.4 By the 5th (Fifth) anniversary of the ACCEPTANCE DATE, the PARTICIPANT shall be obliged to discharge his SHARE DEBT in full."

Special Resolution Number 4

It was resolved as a special resolution that the following amendment to the scheme be proposed by the Board and is hereby amended as follows:

The deletion of clause 17.4 in its entirety and the substitution thereof by the following:

17.4 Notwithstanding the date upon which a PARTICIPANT takes up his RIGHT SHARES, those SHARES shall for all purposes in terms of the SHARE SCHEME (save the fixing of the subscription price payable in respect thereof) be deemed to been acquired by him on the ACCEPTANCE DATE of the SCHEME SHARES to which those RIGHTS SHARES relate. Accordingly the loan, made available through the Trust for the taking up of those RIGHTS SHARES shall be re-payable when the loan relating to the said SCHEME SHARES are re-payable and those RIGHTS SHARES shall be released to the relevant PARTICIPANTS when the said SCHEME SHARES are released, provided that interest (if applicable) in respect of the loan relating to the RIGHTS SHARES shall be calculated from the date that the participant takes up his RIGHTS SHARES."

Special Resolution Number 5

It was resolved as a special resolution that the following amendments to the scheme as proposed by the Board be and are hereby amended as follows:

The deletion of clause 23.1 in its entirety and the substitution thereof be the following

23.1 An OPTION may only be exercised by a PARTICIPANT in respect of the SHARES which are the subject of the OPTION in the following proportions and at the following times:

23.1.1 Up to 1/3 (one-third) of the SHARES which are the subject of the OPTION after the 1st (First) anniversary of the OPTION DATE;

23.1.2 Up to 2/3 (two-thirds) of the SHARES which are the subject of the OPTION after the 2nd (Second) anniversary of the OPTION DATE; and

23.1.3 The balance of the shares which are the subject of the OPTION by the (Third) anniversary of the OPTION DATE."

Special Resolution Number 6

"Resolved as a special resolution that the following amendments to the scheme be and are hereby amended as follows:

The deletion of clause 29.1 in its entirety and the substitution thereof by the following:

29.1 Should control of the COMPANY or any Company in the Group pass to another person or persons or the Company different from those who had the ultimate effective control prevailing at the date of such a take-over, reconstruction or amalgamation and such take-over, reconstruction or amalgamation makes provision for PARTICIPANTS to whom OPTION have been granted to acquire SHARES in the COMPANY, to be granted options in respect of share issued by such other person(s) or in such other Company in substitution for the OPTIONS, on terms which in the opinion of the AUDITORS (such opinion being given by them as experts) are not less favourable than those on which the PARTICIPANTS are entitled to acquired OPTIONS, such PARTICIPANTS shall be entitled to elect either:

29.1.1 To be deemed to have been granted options to acquire shares in such other Company, in which event the OPTIONS to acquire SHARES in the COMPANY shall ipso facto lapse provided that the AUDITORS' determination in respect of the terms will be final and binding on the TRUSTEES, the COMPANY and all PARTICIPANTS and shall not be subject to review; or

29.1.2 Prior to the date that such take-over, reconstruction or amalgamation takes effect, to exercise all OPTIONS granted to such PARTICIPANTS exercisable at the date such take-over, reconstruction or amalgamation becomes effective and pay for the resultant SCHEME SHARES on the date such OPTIONS are exercised."

The **reason** for and **effects** of Special Resolutions 2 to 6 is to align the wording of the Afrikander Lease Limited Shares Incentive Scheme with JSE listings requirements.

gent Code: JDHILL

DOCEX ...

Inhoud van Register van Direkteure, Ouditeure en Beamptes
Contents of Register of Directors, Auditors and Officers

CM29

Maatskappywet, 1973, Art, 216(2), 276, 322(1), 325(1) en 327(1)
REGISTRASIEKANTOOR VIR MAATSKAPPY
Departement van Handel
Zanzagebou Proesstraat 116 Pretoria 0002
Posbus 429 Pretoria 0001
Telegramadres 'Maatcom'

Companies Act, 1973, Sec, 216(2), 276, 325(1), 322(1) and 327(1).
COMPANIES REGISTRATION OFFICE
Deparment of Commerce
Zanza Building 116 Proes Street Pretoria 0002
P.O. Box 429 Pretoria 0001
Telegraphic Address 'Maatcom'

RECEIVED
2004 DEC -6 P 2:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

THE AFRIKANDER LEASE LTD

DOCEX 35
BENONI

Registrasie Nr. van maatskappy
Registration No. of Company

1921/006955/06


R100


R50

Opgawe van besonderhede soos op/
Return of particulars as at 23 May 2003

Verklaring/Statement

Ek ....
(naam van direkteur of beampte)

verklaar dat, die skriftelike toestemming van die direkteure of beamptes wie se name in hierdie opgawe verstrek is, op 'n behoorlik voltooide vorm CM 27 verkry is, die direkteure/beamptes nie ingevolge artikel 218 of 219 gediskwalifiseer is nie, en dat die skriftelike toestemming ingevolge artikel 218(1) (b) van die eggenoot van 'n vrou wat as direkteur aangestel is, op vorm CM 27 verkry is.

I, WE J.D HILL & COMPANY (PERFORMING SECRETARIAL DUTIES
(name of director or officer).

state that, the written consent of the directors or officers whose names appear in this return have been obtained on a duly completed form CM 27, the directors or officers are not disqualified under section 218 or 219 and that the written consent under section 218(1)(b) of the husband of a woman appointed as a director, has been obtained on a form CM 27.

Onderteken
Signed [signature]

Datum:
Date: 23 May 2003

J.D. HILL & COMPANY
CHARTERED ACCOUNTANT (SA)

A. Direkteure/Directors

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE/ PERSONAL PARTICULARS
1. Van/Surname	DICKS
2. Volle voorname/Full forenames	KENNETH VICTOR
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of	Jaar/Year Maand/Month Dag/Day: 3 9 0 5 0 6 5 0 1 0 0 0 8
5. (a) Datum van aanstelling/Date of appointment	14 April 2003
(b) Betiteling/Designation	Director
6. Woonadres/Residential address	
7. Besigheidsadres/Business address	85 OTTO STREET WILKOPPIES
8. Posadres/Postal address	P.O. BOX 6595 FLAMWOOD 25702
9. Nasionaliteit/Nationality (indien nie Suid-Afrikaans nie/If not south Africa	
10. Beroep/Occupation	BUSINESSMAN
11. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	YES
12. Aard van verandering in 1 tot 5 hierbo en datum/ Nature of change in 1 to 5 above and	APPOINTED 14/04/2003

Registrasie No. van maatskappy
Registration No. of company
1921/006955/06

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1/FOR KEY TO PARTICULARS, SEE PAGE 1

1.: FRONEMAN	1.: JONES
2.: NEAL JOHN	2.: KENNETH BRUCE KEMP
3.:	3.:
4.: Year Month Day 5 9 0 9 1 7 5 0 5 4 0 0 3	4.: Year Month Day 5 6 1 2 1 7 5 2 0 2 0 8 1
5.: (a) 01/03/2003	5.: (a) 14/04/2003
(b) Director	(b) Director
6.: 1 GROOTVLEI MINE STRUBENVALE 1570	6.: 36 MENDELSOHN AVENUE DOUERGLEN EDENVALE 1609
7.: 114 OTTO STREET WITKOPPIES KLERKSDORP	7.: 85 OTTO STREET WILKOPPIES
8.: P.O.BOX 6253 FLAMWOOD	8.: P.O. BOX 4232 EDENVALE 1610
9.:	9.:
10.: BUSINESSMAN	10.: BUSINESSMAN
11.: YES	11.: YES
12.: NO CHANGE	12.: APPOINTED 14/04/2003

1.: LIPS	1.: NORTIER
2.: FERDINAND	2.: DANIEL JEAN
3.:	3.:
4.: Year Month Day 3 1 0 3 1 7	4.: Year Month Day 6 8 0 5 1 4 5 1 0 3 0 8 7
5.: (a) 14/04/2003	5.: (a) 15/05/2002
(b) Director	(b) Director
6.: IM WALDER 29 CH-8702 ZOLLIKON SWEDEN	6.: 55 WELTEVREDEN ROAD RONDEBOSCH 7700
7.: IM WALDER 29 CH-8702 ZOLLIKON SWEDEN	7.: 1ST FLOOR, TOKAI ON MAIN MAIN ROAD TOKAI CAPE TOWN
8.: IM WALDER 29 CH-8702 ZOLLIKON SWEDEN	8.: PO BOX 30848 TOKAI 7966
9.: SWISS	9.:
10.: BUSINESSMAN	10.: BUSINESSMAN
11.: NO	11.: YES
12.: APPOINTED 14/04/2003	12.: NO CHANGE

1.: SCHOLES	1.: SIBLEY
2.: JOHN HULME	2.: JOHN MACKENZIE
3.:	3.:
4.: Year Month Day 6 6 0 8 1 2 5 1 1 7 0 0 6	4.: Year Month Day 5 1 0 8 0 9
5.: (a) 29/07/1998	5.: (a) 14/04/2003
(b) Director	(b) Director
6.: 7 BUCKINGHAM ROAD KENSINGTON 2094	6.: 1266 HAYWOOD AVENUE WEST VANCOUVER BC, CANADA V7T IVI
7.: 44 WIERDA ROAD WIERDA VALLEY 2196	7.: 1266 HAYWOOD AVENUE WEST VANCOUVER BC, CANADA V7T IVI
8.: PO BOX 781272 SANDTON 2146	8.: 2800 PAEK PLACE 666 BURRARO STREET VANCOVER, BC, CANADA V6C 227
9.:	9.: CANADIAN
10.: ATTORNEY	10.: BUSINESSMAN
11.: YES	11.: NO
12.: RESIGNATION 14/04/2003	12.: APPOINTED 14/04/2003

Registrasie No. van maatskappy
Registration No. of company
1921/006955/06

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1/FOR KEY TO PARTICULARS, SEE PAGE 1

1.: SKEAT
2.: PETER EDWIN
3.:
4.: Year Month Day
5 4 0 2 2 2 5 0 3 6 0 0 6
5.: (a) 28/07/1998
(b) Director
6.: 114 OTTO AVENUE WILKOPPIES KLERKSDORP 2570
7.: 114 OTTO AVENUE WILKOPPIES KLERKSDORP 2570
8.: PO BOX 6253 FLAMWOOD 2572
9.:
10.: BUSINESSMAN
11.: YES
12.: RESIGNATION 15/04/2003

1.: STEYN
2.: MARIAS
3.:
4.: Year Month Day
7 1 0 8 0 1 5 0 3 2 0 8 3
5.: (a) 01/03/2003
(b) Director
6.: 310 FEATHERBROOK ESTATE KRUGERSDORP
7.: 114 OTTO STREET WITKOPPIES KLERKSDORP
8.: P.O.BOX 6253 FLAMWOOD
9.:
10.: BUSINESSMAN
11.: YES
12.: NO CHANGE

1.: WALTERS
2.: PETER CHARLES
3.:
4.: Year Month Day
6 2 0 3 0 3 5 2 0 8 0 8 5
5.: (a) 21/09/2000
(b) Director
6.: 4 GEOFFREY STREET WILKOPPIES 2572
7.: 114 OTTO STREET WILKOPPIES KLERKSDORP 2570
8.: PO BOX 6253 FLAMWOOD 2572
9.:
10.: CHIEF GEOLOGIST
11.: YES
12.: RESIGNATION 14/04/2003

1.:
2.:
3.:
4.: Year Month Day
5.: (a)
(b)
6.:
7.:
8.:
9.:
10.:
11.:
12.:

1.:
2.:
3.:
4.: Year Month Day
5.: (a)
(b)
6.:
7.:
8.:
9.:
10.:
11.:
12.:

1.:
2.:
3.:
4.: Year Month Day
5.: (a)
(b)
6.:
7.:
8.:
9.:
10.:
11.:
12.:

Registrasie Nr. van maatskappy
Registration No. of company

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1/FOR KEY TO PARTICULARS, SEE PAGE 1 | 1921/006955/06

1.:	1.:
2.:	2.:
3.:	3.:
4.: Jaar/Year Maand/Month Dag/Day	4.: Jaar/Year Maand/Month Dag/Day
5.: (a)	5.: (a)
(b)	(b)
6.:	6.:
7.:	7.:
8.:	8.:
9.:	9.:
10.:	10.:
11.:	11.:
12.:	12.:

B. Ouditeur/Auditor

1. Naam/Name PRICEWATERHOUSECOOPERS
2. Datum van aanstelling/Date of appointment
3. Aard van verandering in 1 en 2 hierbo en datum/ Nature of change in 1 and 2 above and date. NO CHANGE

(Moet deur maatskappy voltooi word/To be completed by company)

Opgawe van besonderhede van maatskappyregister van direkteure, ouditeure en beamptes/ Return of particulars of company's register of directors, auditors and officers

CM 29

Gedateer
Dated 23/05/2003

Naam van maatskappy
Name of company THE AFRIKANDER LEASE LTD

Posadres
Postal address DOCEX 35
BENONI

Datum ontvang
Date received

Datumstempel Registrasiekantoor vir maatskappye/ Date stamp of companies

EN VAN BESLUITE KORPORASIES
2003 -05- 27
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrasie Nr. van maatskappy
Registration No. of company

1921/006955/06

C. Beamptes en Plaaslike Bestuurders/Officers and Local Managers

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE PERSONAL PARTICULARS
1. Van/Surname	J D HILL & COMPANY
2. Volle voorname/Full forenames	
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number or, if no available, date of birth	Jaar Year / Maand Month / Dag Day
5. (a) Datum van aanstelling/Date of appointment	28/07/1998
(b) Betiteling/Designation	Secretary
6. Adres van geregistreerde kantoor, en registrasienommer, indien beampte 'n regspersoon is/ Address of registered office, and registration number, if officer is a corporate body	
7. Woonadres/Residential address	
8. Besigheidsadres/Business address	93 BEDFORD AVENUE BENONI 1501
9. Posadres/Postal address	PO BOX 492 BENONI 1500
10. Nasionaliteit/Nationality (indien nie Suid-Afrikaans nie/If not South African)	
11. Beroep/Occupation	
12. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	YES
13. Aard van verandering in 1 tot 6 hierbo en datum/ Nature of change in 1 to 6 above and date	NO CHANGE

VIR SLEUTEL TOT BESONDERHEDE, KYK HIERBO/FOR KEY TO PARTICULARS, SEE ABOVE

1.:	1.:
2.:	2.:
3.:	3.:
4.: Jaar Year / Maand Month / Dag Day	4.: Jaar Year / Maand Month / Dag Day
5.: (a)	5.: (a)
(b)	(b)
6.:	6.:
7.:	7.:
8.:	8.:
9.:	9.:
10.:	10.:
11.:	11.:
12.:	12.:
13.:	13.:

CM29

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

Date: 10/06/2003

Our Reference: 13513324
Box: **34807**
Sequence: **80**

THE AFRIKANDER LEASE
P O BOX 492
BENONI
1500

RE: Amendment to Company Registration
Company Number: 1921/006955/06
Company Name: THE AFRIKANDER LEASE

We have received a CM29 from you dated 23/05/2003.

The CM29 was accepted and placed on file.

Change Record
Surname = SKEAT
First Names = PETER EDWIN
Status = Resigned
Change Record
Surname = SCHOLES
First Names = JOHN HULME
Status = Resigned
Change Record
Surname = WALTERS
First Names = PETER CHARLES
Status = Resigned
Add Record
Surname = DICKS
First Names = KENNETH VICTOR
Status = Active
Add Record
Surname = LIPS
First Names = FERDINAND
Status = Active
Add Record
Surname = JONES
First Names = KENNETH BRUCE KEMP
Status = Active
Add Record
Surname = SIBLEY
First Names = JOHN MAXKENZIE
Status = Active

Nortier?
Froneman
Steyn

Yours truly
Registrar of Companies
FSW

Agent Code:- JOHILL

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

RECEIVED
2004 DEC -6 P 2:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Registration No. of company
1921/006955/06

Name of company THE AFRIKANDER LEASE LTD

1. Date of allotment of shares 06/11/2002

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
0		200,000,000	ORDINARY	0.02	4,000,000.00
Total 0	Total	200,000,000		Total R	4,000,000.00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
0.00		6,000.00	ORDINARY	2	12,000.00
Total 0.00	Total	6,000.00		Total R	12,000.00

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 06/11/2002

Name of company THE AFRIKANDER LEASE LTD

Postal address DOCEX 35
BENONI

D/35

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of companies Registration Office

2003 -04- 01

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

4. Number of shares previously issued, paid-up and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
		SEE ATTACHED SCHEDULE					
Total		Total	R	Total		Total	R

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 3,261,582.4600

Stated capital R 0.0000

Premium account R 251,303,677.5614

Total issued capital R 254,565,260.0214

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
			SEE ATTACHED SCHEDULE					
Total		Total	R	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
		R	R			R	R	R
			SEE ATTACHED SCHEDULE					
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
	SEE ATTACHED SCHEDULE		

7.Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
		R	R			R	R	R	R
			SEE ATTACHED SCHEDULE						
Total		Total	R	Total				Total	R

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital ____ R 3,466,582.4600

Stated capital ____ R 0.0000

Premium account ____ R 315,604,358.3814

Total issued capital ____ R 319,070,940.8414

Certified correct.

Date 6/2/03

Signature ____

Director/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

J.D. HILL & COMPANY
CHARTERED ACCOUNTANT (SA)

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

7. Issued capital at date of this return:

No Par Value				Par Value					
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total Premium Account	Total amount of paid-up capital excluding Premium
		(R)	(R)			(R)	(R)	(R)	(R)
0		0	0.00	196,335	ORDINARY	0.02	1.23	241,492.05	3,926.7000
0		0	0.00	500,000	ORDINARY	0.02	1.43	715,000.00	10,000.0000
0		0	0.00	2,000,000	ORDINARY	0.02	4.57	9,140,000.00	40,000.0000
0		0	0.00	2,000,000	ORDINARY	0.02	5.18	10,360,000.00	40,000.0000
0		0	0.00	2,733,000	ORDINARY	0.02	0.88	2,405,040.00	54,660.0000
0		0	0.00	3,500,000	ORDINARY	0.02	1.38	4,830,000.00	70,000.0000
0		0	0.00	4,188,000	ORDINARY	0.02	1.06	4,439,280.00	83,760.0000
0		0	0.00	5,878,788	ORDINARY	0.02	1.08670664800296	6,388,518.00	117,575.7600
0		0	0.00	6,727,500	ORDINARY	0.02	0.48	3,229,200.00	134,550.0000
0		0	0.00	9,000,000	ORDINARY	0.02	4.98	44,820,000.00	180,000.0000
0		0	0.00	14,437,500	ORDINARY	0.02	1.58	22,811,250.00	288,750.0000
0		0	0.00	20,500,000	ORDINARY	0.02	6.48	132,840,000.00	410,000.0000
0		0	0.00	101,668,000	ORDINARY	0.02	0.745529682000236	75,796,511.71	2,033,360.0000
0	TOTAL	TOTAL R	0.00	173,329,123	TOTAL		TOTAL R	318,016,291.7614	3,466,582.4600

Less: Adjustments

		0.00	01/08/2002	ACCOMODATION AND CONSULTING FEE	-92,614.20
		0.00	02/10/2002	JSE FEES	-43,131.00
		0.00	07/06/2002	10c PLACEMENT FEE PER SHARE	-200,000.00
		0.00	07/10/2002	COMMISSION ON RAISING OF CAPITAL	-768,750.01
		0.00	13/11/2002	STAMP DUTY	-136,807.17
		0.00	15/10/2002	COMMISSION ON RAISING OF CAPITAL	-358,750.00
		0.00	21/10/2002	COMMISSION ON RAISING OF CAPITAL	-768,750.00
		0.00	29/10/2002	JSE FEES	-43,131.00
TOTAL ADJUSTMENTS		0.00			-2,411,933.38

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

TOTAL STATED CAPITAL	0.00	TOTAL PREMIUM	315,604,358.3814

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

5. Shares comprising this allotment:

No Par Value				Par Value				
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		(R)	(R)			(R)	(R)	(R)
0		0	0.00	10,250,000	ORDINARY	0.02	6.48	66,625,000.0000
TOTAL 0		TOTAL R	0.00	TOTAL 10,250,000			TOTAL R	66,625,000.0000

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

4. Number of shares previously issued, paid up capital and stated capital, including shares subscribed for in the memorandum:

No Par Value				Par Value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
		(R)	(R)			(R)	(R)
0		0	0.00	196,335	ORDINARY	0.02	3,926.7000
0		0	0.00	500,000	ORDINARY	0.02	10,000.0000
0		0	0.00	2,000,000	ORDINARY	0.02	40,000.0000
0		0	0.00	2,000,000	ORDINARY	0.02	40,000.0000
0		0	0.00	2,733,000	ORDINARY	0.02	54,660.0000
0		0	0.00	3,500,000	ORDINARY	0.02	70,000.0000
0		0	0.00	4,188,000	ORDINARY	0.02	83,760.0000
0		0	0.00	5,878,788	ORDINARY	0.02	117,575.7600
0		0	0.00	6,727,500	ORDINARY	0.02	134,550.0000
0		0	0.00	9,000,000	ORDINARY	0.02	180,000.0000
0		0	0.00	10,250,000	ORDINARY	0.02	205,000.0000
0		0	0.00	14,437,500	ORDINARY	0.02	288,750.0000
0		0	0.00	101,668,000	ORDINARY	0.02	2,033,360.0000
TOTAL 0		*TOTAL R*	0.00	*TOTAL* 163,079,123		*TOTAL R*	3,261,582.4600

TOTAL STATED CAPITAL	0.00

Inhoud van Register van Direkteure, Ouditeure en Beamptes
Contents of Register of Directors, Auditors and Officers

CM29

Maatskappywet, 1973, Art, 216(2), 276, 322(1), 325(1) en 327(1)
REGISTRASIEKANTOOR VIR MAATSKAPPY
Departement van Handel
Zanzagebou Proesstraat 116 Pretoria 0002
Posbus 429 Pretoria 0001
Telegramadres 'Maatcom'

Companies Act, 1973, Sec, 216(2), 276, 325(1), 322(1) and 327(1).
COMPANIES REGISTRATION OFFICE
Deparment of Commerce
Zanza Building 116 Proes Street Pretoria 0002
P.O. Box 429 Pretoria 0001
Telegraphic Address 'Maatcom'

RECEIVED
2004 DEC -6 P 2:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

THE AFRIKANDER LEASE LTD

DOCEX 35
BENONI

Registrasie Nr. van maatskappy
Registration No. of Company
1921/006955/06

Opgawe van besonderhede soos op/
Return of particulars as at 13 March 2003

Verklaring/Statement

Ek, ____________________
(naam van direkteur of beampte)

verklaar dat, die skriftelike toestemming van die direkteure of beamptes wie se name in hierdie opgawe verstrek is op 'n behoorlik voltooide vorm CM 27 verkry is, die direkteure/beamptes nie ingevolge artikel 218 of 219 gediskwalifiseer is nie, en dat die skriftilike toestemming ingevolge artikel 218(1) (b) van die eggenoot van 'n vrou wat as direkteur aangestel is, op vorm CM 27 verkry is.

I, We J.D. Hill & Company (Performing Secretarial Duties)
(name of director or officer)

state that, the written consent of the directors or officers whose names appear in this return have been obtained on a duly completed form CM 27, the directors or officers are not disqualified under section 218 or 219 and that the written consent under section 218(1) (b) of the husband ~~of a~~ woman appointed as a director, has been obtained on a form CM 27.

Onderteken
Signed: [signature] J.D. HILL & COMPANY CHARTERED ACCOUNTANT (SA)
Datum:
Date: 13/3/03

A. Direkteure/Directors

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE/ PERSONAL PARTICULARS
1. Van/Surname	FRONEMAN
2. Volle voorname/Full forenames	NEAL JOHN
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of	Jaar/Year Maand/Month Dag/Day: 5 9 0 9 1 7 5 0 5 4 0 0 3
5. (a) Datum van aanstelling/Date of appointment	01 March 2003
(b) Betiteling/Designation	Director
6. Woonadres/Residential address	1 GROOTVLEI MINE STRUBENVALE 1570
7. Besigheidsadres/Business address	114 OTTO STREET WITKOPPIES KLERKSDORP
8. Posadres/Postal address	P.O.BOX 6253 FLAMWOOD
9. Nasionaliteit/Nationality (indien nie Suid-Afrikaans nie/If not south Africa	
10. Beroep/Occupation	BUSINESSMAN
11. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	YES
12. Aard van verandering in 1 tot 5 hierbo en datum/ Nature of change in 1 to 5 above and	APPOINTED 01/03/2003

Registrasie No. van maatskappy
Registration No. of company
1921/006955/06

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1/FOR KEY TO PARTICULARS, SEE PAGE 1

1.: NORTIER	1.: SCHOLES
2.: DANIEL JEAN	2.: JOHN HULME
3.:	3.:
4.: Year Month Day 6805145103087	4.: Year Month Day 6608125117006
5.: (a) 15/05/2002	5.: (a) 29/07/1998
(b) Director	(b) Director
6.: 55 WELTEVREDEN ROAD RONDEBOSCH 7700	6.: 7 BUCKINGHAM ROAD KENSINGTON 2094
7.: 1ST FLOOR, TOKAI ON MAIN MAIN ROAD TOKAI CAPE TOWN	7.: 44 WIERDA ROAD WIERDA VALLEY 2196
8.: PO BOX 30848 TOKAI 7966	8.: PO BOX 781272 SANDTON 2146
9.:	9.:
10.: BUSINESSMAN	10.: ATTORNEY
11.: YES	11.: YES
12.: NO CHANGE	12.: NO CHANGE

1.: SKEAT	1.: STEYN
2.: PETER EDWIN	2.: MARIAS
3.:	3.:
4.: Year Month Day 5402225036006	4.: Year Month Day 7108015032083
5.: (a) 28/07/1998	5.: (a) 01/03/2003
(b) Director	(b) Director
6.: 114 OTTO AVENUE WILKOPPIES KLERKSDORP 2570	6.: 310 FEATHERBROOK ESTATE KRUGERSDORP
7.: 114 OTTO AVENUE WILKOPPIES KLERKSDORP 2570	7.: 114 OTTO STREET WITKOPPIES KLERKSDORP
8.: PO BOX 6253 FLAMWOOD 2572	8.: P.O.BOX 6253 FLAMWOOD
9.:	9.:
10.: BUSINESSMAN	10.: BUSINESSMAN
11.: YES	11.: YES
12.: NO CHANGE	12.: APPOINTED 01/03/2003

1.: WALTERS	1.:
2.: PETER CHARLES	2.:
3.:	3.:
4.: Year Month Day 6203035208085	4.: Year Month Day
5.: (a) 21/09/2000	5.: (a)
(b) Director	(b)
6.: 4 GEOFFREY STREET WILKOPPIES 2572	6.:
7.: 114 OTTO STREET WILKOPPIES KLERKSDORP 2570	7.:
8.: PO BOX 6253 FLAMWOOD 2572	8.:
9.:	9.:
10.: CHIEF GEOLOGIST	10.:
11.: YES	11.:
12.: NO CHANGE	12.:

Registrasie Nr. van maatskappy
Registration No. of company

1921/006955/06

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1/FOR KEY TO PARTICULARS, SEE PAGE 1

1.:	1.:
2.:	2.:
3.:	3.:
4.: Jaar/Year Maand/Month Dag/Day	4.: Jaar/Year Maand/Month Dag/Day
5.: (a)	5.: (a)
(b)	(b)
6.:	6.:
7.:	7.:
8.:	8.:
9.:	9.:
10.:	10.:
11.:	11.:
12.:	12.:

B. **Ouditeur/Auditor**

1. Naam/Name PRICEWATERHOUSECOOPERS
2. Datum van aanstelling/Date of appointment
3. Aard van verandering in 1 en 2 hierbo en datum/ Nature of change in 1 and 2 above and date. NO CHANGE

(Moet deur maatskappy voltooi word/To be completed by company)

Opgawe van besonderhede van maatskappyregister van direkteure, ouditeure en beamptes/ Return of particulars of company's register of directors, auditors and officers

CM 29

Gedateer
Dated 13/03/2003

Naam van maatskappy
Name of company THE AFRIKANDER LEASE LTD

Posadres
Postal address DOCEX 35
BENONI

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
Datum ontvang
Date received
Datumstempel van registrasiekantoor vir maatskappye/ Date stamp of Registrar of Companies
2003 -03- 18
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrasie Nr. van maatskappy
Registration No. of company

1921/006955/06

C. Beamptes en Plaaslike Bestuurders/Officers and Local Managers

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE PERSONAL PARTICULARS
1. Van/Surname	J D HILL & COMPANY
2. Volle voorname/Full forenames	
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number or, if no available, date of birth	Jaar/Year Maand/Month Dag/Day
5. (a) Datum van aanstelling/Date of appointment	28/07/1998
(b) Betiteling/Designation	Secretary
6. Adres van geregistreerde kantoor, en registrasienommer, indien beampte 'n regspersoon is/ Address of registered office, and registration number, if officer is a corporate body	
7. Woonadres/Residential address	
8. Besigheidsadres/Business address	93 BEDFORD AVENUE BENONI 1501
9. Posadres/Postal address	PO BOX 492 BENONI 1500
10. Nasionaliteit/Nationality (indien nie Suid-Afrikaans nie/If not South African)	
11. Beroep/Occupation	
12. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	YES
13. Aard van verandering in 1 tot 6 hierbo en datum/ Nature of change in 1 to 6 above and date	NO CHANGE

VIR SLEUTEL TOT BESONDERHEDE, KYK HIERBO/FOR KEY TO PARTICULARS, SEE ABOVE

1.:	1.:
2.:	2.:
3.:	3.:
4.: Jaar/Year Maand/Month Dag/Day	4.: Jaar/Year Maand/Month Dag/Day
5.: (a)	5.: (a)
(b)	(b)
6.:	6.:
7.:	7.:
8.:	8.:
9.:	9.:
10.:	10.:
11.:	11.:
12.:	12.:
13.:	13.:

COMPANIES AND INTELLECTUAL
PROPERTY REGISTRATION OFFICE

Date: 13/05/2003

Our Reference: 13365007
Box: **32396**
Sequence: **80**

J D HILL & COMPANY
Docex: 35 BENONI
PO BOX 492
BENONI
1500

RE: Amendment to Company Registration
Company Number: 1921/006955/06
Company Name: THE AFRIKANDER LEASE

We have received a CM29 from you dated 13/03/2003.

The CM29 was accepted and placed on file.

Change Record
Surname = WALTERS
First Names = PETER CHARLES
Status = Active
Add Record
Surname = FRONEMAN
First Names = NEAL JOHN
Status = Active
Add Record
Surname = STEYN
First Names = MARIAS
Status = Active

Yours truly

Registrar of Companies

MTE

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:
Registrar of Companies & Close Corporations
P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.
Call Centre Tel 086 184 3384, Fax (012) 328 3051, www.cipro.gov.za

r ic[redacted]docex.
JOHILL

Docex 25/2/03

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 21

NOTICE OF PLACE WHERE REGISTERS KEPT

(Sections 107 (2), 110, 127, 129, 215 (4), 230 (2) and 240 (2))

RECEIVED
2004 DEC -6 P 2:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Registration No. Of Company
1921/006955/06

Name of company THE AFRIKANDER LEASE LTD

Notice is hereby given that the* REGISTER OF MEMBERS

which is not kept at the registered office of the company is, with effect from ....
kept at the following address:

70 MARSHALL STREET
JOHANNESBURG
2001

It was previously kept at:

2ND FLOOR, EDURA
41 FOX STREET
JOHANNESBURG
2001

Date 25/2/03

J.D. HILL & COMPANY
CHARTERED ACCOUNTANT (SA)

Signature [signature] (For JD Hill & Co)
~~Director~~/Secretary/~~Manager~~

Rubber stamp of company, if any, or of secretaries.

* Insert applicable type of register.

Section 107	Branch register in foreign country	Section 215 (4)	Register of directors and officers
Section 110 (4)	Register of members	Section 230 (2)	Register of interests of directors and others in shares and debentures.
Section 127	Register of pledges and bonds		
Section 129	Register of debenture holders	Section 240 (2)	Register of interests in contract of directors and officers.
Section 140A	Register of disclosure of benificial interest in securities		

To be completed by company

Notice of place where registers kept.

(REGISTER OF MEMBERS)

Registration No. of Company
1921/006955/06

Name of company THE AFRIKANDER LEASE LTD

Postal address DOCEX 35
BENONI

Not valid unless stamped by Registrar of Companies

Notice received
Date stamp of companies Registration Office
Registar of Companies

Computershare

Investor Services

Computershare Investor Services Limited
Reg No 1958/003546/06
70 Marshall Street
Johannesburg 2001 South Africa
PO Box 61051
Marshalltown 2107 South Africa
Telephone +27 11 370 5000
0861 100 950
Facsimile +27 11 688 7721
0861 100 951
www.computershare.com

South Africa
Australia
Canada
Channel Islands
Germany
Hong Kong
Ireland
New Zealand
United Kingdom
USA

16 January 2003
JLF/Clients Section 110

Mr J Nortje
Company Secretary
The Afrikander Lease Co
PO Box 30848
TOKAI
7966

2nd Floor Edura 41 For St JNB

Dear Mr Nortje

Change of Address to Register of Members

We take this opportunity to confirm that our company's move to 70 Marshall Street, Johannesburg has now been completed.

Section 110 (4) of the South African Companies Act 1973, as amended, states:

(4) "Any company, the register of members of which is not kept at its registered office, shall notify the Registrar, in the prescribed form, of the place where such register is kept and of any change in that place."

For your convenience, we enclose a copy of Form CM21 on which our particulars have been noted. Please insert your company details and submit the form to the Registrar of Companies.

Should you require any further information, please do not hesitate to contact me or your Client Relationship Manager

We thank you for your continued support.

Yours sincerely

J L Freedman

J L FREEDMAN
Assistant Company Secretary

SFR 08

'Agent Code:
JDHILL

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

* AMENDMENT *
(ref prem a/c)

RECEIVED
2004 DEC -6 P 2:20

Registration No. of company: 1921/006955/06

Name of company: THE AFRIKANDER LEASE LTD

1. Date of allotment of shares 16/10/2002

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
0		200,000,000	ORDINARY	0.02	4,000,000.00
Total 0	Total	200,000,000		Total R	4,000,000.00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
0.00		6,000.00	ORDINARY	2	12,000.00
Total 0.00	Total	6,000.00		Total R	12,000.00

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 16/10/2002

Name of company: THE AFRIKANDER LEASE LTD

Postal address: DOCEX 35
BENONI

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
Registrar of Companies Registration Office
2003 -02- 12
Registrar of Companies
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

4. Number of shares previously issued, paid-up and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
		SEE ATTACHED SCHEDULE					
Total		Total	R	Total		Total	R

Summary of issued capital prior to allotment:

Amount of issued paid-up capital ____ R 3,016,582.4600

Stated capital ____ R 0.0000

Premium account ____ R 175,743,677.5614

Total issued capital ____ R 178,760,260.0214

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
			SEE ATTACHED SCHEDULE					
Total		Total	R	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
		R	R			R	R	R
			SEE ATTACHED SCHEDULE					
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
	SEE ATTACHED SCHEDULE		

7.Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
		R	R			R	R	R	R
			SEE ATTACHED SCHEDULE						
Total		Total	R	Total				Total	R

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 3,261,582.4600

Stated capital R 0.0000

Premium account R 251,303,677.5614

Total issued capital R 254,565,260.0214

Certified correct.

Date 6/2/2002.

Signature [signature]

Director/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

J.D. HILL & COMPANY
CHARTERED ACCOUNTANT (SA)

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

7. Issued capital at date of this return:

No Par Value				Par Value					
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total Premium Account	Total amount of paid-up capital excluding Premium
		(R)	(R)			(R)	(R)	(R)	(R)
0		0	0.00	196,335	ORDINARY	0.02	1.23	241,492.05	3,926.7000
0		0	0.00	500,000	ORDINARY	0.02	1.43	715,000.00	10,000.0000
0		0	0.00	2,000,000	ORDINARY	0.02	4.57	9,140,000.00	40,000.0000
0		0	0.00	2,000,000	ORDINARY	0.02	5.18	10,360,000.00	40,000.0000
0		0	0.00	2,733,000	ORDINARY	0.02	0.88	2,405,040.00	54,660.0000
0		0	0.00	3,500,000	ORDINARY	0.02	1.38	4,830,000.00	70,000.0000
0		0	0.00	4,188,000	ORDINARY	0.02	1.06	4,439,280.00	83,760.0000
0		0	0.00	5,878,788	ORDINARY	0.02	1.08670664800296	6,388,518.00	117,575.7600
0		0	0.00	6,727,500	ORDINARY	0.02	0.48	3,229,200.00	134,550.0000
0		0	0.00	9,000,000	ORDINARY	0.02	4.98	44,820,000.00	180,000.0000
0		0	0.00	10,250,000	ORDINARY	0.02	6.48	66,420,000.00	205,000.0000
0		0	0.00	14,437,500	ORDINARY	0.02	1.58	22,811,250.00	288,750.0000
0		0	0.00	101,668,000	ORDINARY	0.02	0.745529682000236	75,796,511.71	2,033,360.0000
0	*TOTAL*	*TOTAL R*	0.00	163,079,123	*TOTAL*		*TOTAL R*	251,596,291.7614	3,261,582.4600

Less: Adjustments

		0.00	01/08/2002	ACCOMODATION AND CONSULTING FEE	-92,614.20
		0.00	07/06/2002	10c PLACEMENT FEE PER SHARE	-200,000.00
TOTAL ADJUSTMENTS		0.00			-292,614.20
TOTAL STATED CAPITAL		0.00		*TOTAL PREMIUM*	251,303,677.5614

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

5. Shares comprising this allotment:

No Par Value				Par Value				
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		(R)	(R)			(R)	(R)	(R)
0		0	0.00	2,000,000	ORDINARY	0.02	4.57	9,180,000.0000
0		0	0.00	10,250,000	ORDINARY	0.02	6.48	66,625,000.0000
TOTAL 0		TOTAL R	0.00	TOTAL 12,250,000			TOTAL R	75,805,000.0000

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

4. Number of shares previously issued, paid up capital and stated capital, including shares subscribed for in the memorandum:

No Par Value				Par Value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
		(R)	(R)			(R)	(R)
0		0	0.00	196,335	ORDINARY	0.02	3,926.7000
0		0	0.00	500,000	ORDINARY	0.02	10,000.0000
0		0	0.00	2,000,000	ORDINARY	0.02	40,000.0000
0		0	0.00	2,733,000	ORDINARY	0.02	54,660.0000
0		0	0.00	3,500,000	ORDINARY	0.02	70,000.0000
0		0	0.00	4,188,000	ORDINARY	0.02	83,760.0000
0		0	0.00	5,878,788	ORDINARY	0.02	117,575.7600
0		0	0.00	6,727,500	ORDINARY	0.02	134,550.0000
0		0	0.00	9,000,000	ORDINARY	0.02	180,000.0000
0		0	0.00	14,437,500	ORDINARY	0.02	288,750.0000
0		0	0.00	101,668,000	ORDINARY	0.02	2,033,360.0000
TOTAL 0		*TOTAL R*	0.00	*TOTAL* 150,829,123		*TOTAL R*	3,016,582.4600

TOTAL STATED CAPITAL	0.00

Docex 24/10/02

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

RECEIVED 2002 DEC -5 P 2:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

wrong prem and share split 6-48 + 4-57 Amendment submitted 6/2/03.

Registration No. of company
1921/006955/06

Name of company THE AFRIKANDER LEASE LTD

1. Date of allotment of shares 16/10/2002

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
0		200,000,000	ORDINARY	0.02	4,000,000.00
Total 0		Total 200,000,000		Total R	4,000,000.00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
0.00		6,000.00	ORDINARY	2	12,000.00
Total 0.00		Total 6,000.00		Total R	12,000.00

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 16/10/2002

Name of company THE AFRIKANDER LEASE LTD

Postal address DOCEX 35
BENONI

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of companies Registration Office

2002 -11- 01

Registrar of Companies

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

4. Number of shares previously issued, paid-up and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
		SEE ATTACHED SCHEDULE					
Total		Total	R	Total		Total	R

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 3,016,582.4600

Stated capital R 0.0000

Premium account R 175,743,677.5614

Total issued capital R 178,760,260.0214

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
			SEE ATTACHED SCHEDULE					
Total		Total	R	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
		R	R			R	R	R
			SEE ATTACHED SCHEDULE					
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
	SEE ATTACHED SCHEDULE		

7.Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
		R	R			R	R	R	R
			SEE ATTACHED SCHEDULE						
Total		Total	R	Total				Total	R

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital ____ R 3,261,582.4600

Stated capital ____ R 0.0000

Premium account ____ R 255,123,677.5614

Total issued capital ____ R 258,385,260.0214

Certified correct.

Date 24-10-2002

Signature ____ ~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

J.D. HILL & COMPANY
CHARTERED ACCOUNTANT (SA)

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

4. Number of shares previously issued, paid up capital and stated capital, including shares subscribed for in the memorandum:

No Par Value				Par Value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
		(R)	(R)			(R)	(R)
0		0	0.00	196,335	ORDINARY	0.02	3,926.7000
0		0	0.00	500,000	ORDINARY	0.02	10,000.0000
0		0	0.00	2,000,000	ORDINARY	0.02	40,000.0000
0		0	0.00	2,733,000	ORDINARY	0.02	54,660.0000
0		0	0.00	3,500,000	ORDINARY	0.02	70,000.0000
0		0	0.00	4,188,000	ORDINARY	0.02	83,760.0000
0		0	0.00	5,878,788	ORDINARY	0.02	117,575.7600
0		0	0.00	6,727,500	ORDINARY	0.02	134,550.0000
0		0	0.00	9,000,000	ORDINARY	0.02	180,000.0000
0		0	0.00	14,437,500	ORDINARY	0.02	288,750.0000
0		0	0.00	101,668,000	ORDINARY	0.02	2,033,360.0000
TOTAL 0		TOTAL R	0.00	TOTAL 150,829,123		TOTAL R	3,016,582.4600

TOTAL STATED CAPITAL	0.00

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

5. Shares comprising this allotment:

No Par Value				Par Value				
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		(R)	(R)			(R)	(R)	(R)
0		0	0.00	12,250,000	ORDINARY	0.02	6.48	79,625,000.0000
TOTAL 0		TOTAL R	0.00	TOTAL 12,250,000			TOTAL R	79,625,000.0000

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

7. Issued capital at date of this return:

No Par Value				Par Value					
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total Premium Account	Total amount of paid-up capital excluding Premium
		(R)	(R)			(R)	(R)	(R)	(R)
0		0	0.00	196,335	ORDINARY	0.02	1.23	241,492.05	3,926.7000
0		0	0.00	500,000	ORDINARY	0.02	1.43	715,000.00	10,000.0000
0		0	0.00	2,000,000	ORDINARY	0.02	5.18	10,360,000.00	40,000.0000
0		0	0.00	2,733,000	ORDINARY	0.02	0.88	2,405,040.00	54,660.0000
0		0	0.00	3,500,000	ORDINARY	0.02	1.38	4,830,000.00	70,000.0000
0		0	0.00	4,188,000	ORDINARY	0.02	1.06	4,439,280.00	83,760.0000
0		0	0.00	5,878,788	ORDINARY	0.02	1.08670664800296	6,388,518.00	117,575.7600
0		0	0.00	6,727,500	ORDINARY	0.02	0.48	3,229,200.00	134,550.0000
0		0	0.00	9,000,000	ORDINARY	0.02	4.98	44,820,000.00	180,000.0000
0		0	0.00	12,250,000	ORDINARY	0.02	6.48	79,380,000.00	245,000.0000
0		0	0.00	14,437,500	ORDINARY	0.02	1.58	22,811,250.00	288,750.0000
0		0	0.00	101,668,000	ORDINARY	0.02	0.745529682000236	75,796,511.71	2,033,360.0000
0	*TOTAL*	*TOTAL R*	0.00	163,079,123	*TOTAL*		*TOTAL R*	255,416,291.7614	3,261,582.4600

Less: Adjustments

		0.00	01/08/2002	ACCOMODATION AND CONSULTING FEE	-92,614.20
		0.00	07/06/2002	10c PLACEMENT FEE PER SHARE	-200,000.00
TOTAL ADJUSTMENTS		0.00			-292,614.20
TOTAL STATED CAPITAL		0.00		*TOTAL PREMIUM*	255,123,677.5614

THE AFRIKANDER
LEASE LIMITED
Registration Number: 01/06955/06
P O Box 6263 Flamwood 2572 Telephone: 018 468 1061 Fax: 018 468 5054

15 October 2002

The Director
Listings Division
JSE Securities Exchange Limited
8th Floor
Exchange Square
2 Gwen Lane
Sandown

Dear Sir,

APPLICATION FOR THE LISTING OF 12,250,000 ADDITIONAL NEW FULLY PAID ORDINARY SHARES OF 2 CENTS EACH IN THE COMPANY

Application is hereby made for the listing on the JSE Securities Exchange of South Africa ("JSE") of 12,250,000 new ordinary shares of 2 cents each. The shares should be listed in terms of a general issue of shares for cash.

The listing of 12,250,000 shares

In terms of schedule 6 of the Listings Requirements of the JSE, the following information is furnished in support of this application:

1) We apply for the listing of 12,250,000 additional new ordinary shares from Wednesday, 16 October 2002.

2) The additional new ordinary shares are issued in terms of authority provided to the directors by more than 75% of the shareholders at the Annual General Meeting held on 16 July 2002.

3) The additional new shares will be allotted and issued on Tuesday, 15 October 2002.

4) The additional new shares will be issued to public shareholders and will rank pari passu in every aspect with the presently issued ordinary shares of the company.

5) The present ordinary share capital of the company is:

Authorised: 200 000 000 ordinary shares of 2 cents each	4 000 000
Issued 150 829 123 ordinary shares of 2 cents each	3 016 582

6) The issued ordinary share capital after this application will be
163 079 123 ordinary shares of 2 cents each — 3 261 582

7) A list of all the issue of shares during the past three years is attached to this application.

8) The shares are issued at an average premium of 47.3% to the closing price on the date of the board resolution and at an average premium of 33.2% to the 30-day moving average. 2,000,000 of the shares are issued at 4.59 and 10,250,000 shares are issued at R6.50 per share. None of the shares are issued below a discount of 10% of the thirty day moving average.

9) The shareholder structure as per the share register of 30 August 2002 contained 2081 public shareholders with 109.45 million shares held between them. This constitutes 72% of the company's shareholding.

In support of this application we enclose a copy of the resolution of the board of directors authorising this application.

We electronically paid the amount of R49,169.34 (inclusive of VAT) as listing fees in respect of this application into your bank account.

Yours faithfully

DIRECTOR

COMPANY SECRETARY

SPONSOR

Form CM 15

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Return of allotment of shares

[Section 93 (3)]

"Amendment"

Registration No. of company
1921/006955/06

RECEIVED 2004 DEC - 6 OFFICE OF ... CORPORATE ... R50 R100

Name of company THE AFRIKANDER LEASE LTD

1. Date of allotment of shares 07/06/2002

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
0		200,000,000	ORDINARY	0.02	4,000,000.00
Total 0	Total	200,000,000		Total R	4,000,000.00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
0.00		6,000.00	ORDINARY	2	12,000.00
Total 0.00	Total	6,000.00		Total R	12,000.00

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 07/06/2002

Name of company THE AFRIKANDER LEASE LTD

Postal address DOCEX 35
BENONI

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of companies

Registration Office

2002 -10- 09

Registrar of Companies

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

4. Number of shares previously issued, paid-up and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
		SEE ATTACHED SCHEDULE					
Total		Total	R	Total		Total	R

Summary of issued capital prior to allotment:

Amount of issued paid-up capital ______ R 2,782,582.4600

Stated capital ______ R 0.0000

Premium account ______ R 120,056,958.6114

Total issued capital ______ R 122,839,541.0714

Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
		SEE ATTACHED SCHEDULE						
Total		Total	R	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
		R	R			R	R	R
		SEE ATTACHED SCHEDULE						
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
	SEE ATTACHED SCHEDULE		

7.Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
		R	R			R	R	R	R
			SEE ATTACHED SCHEDULE						
Total		Total	R	Total				Total	R

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital ________ R 2,828,582.4600

Stated capital ________ R 0.0000

Premium account ________ R 130,680,958.6114

Total issued capital ________ R 133,509,541.0714

Certified correct.

Date 13-9-2002

Signature JD Hill & Co

~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

J.D. HILL & COMPANY
CHARTERED ACCOUNTANT (SA)

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

4. Number of shares previously issued, paid up capital and stated capital, including shares subscribed for in the memorandum:

No Par Value				Par Value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
		(R)	(R)			(R)	(R)
0		0	0.00	166,667	ORDINARY	0.02	3,333.3400
0		0	0.00	196,335	ORDINARY	0.02	3,926.7000
0		0	0.00	2,366,333	ORDINARY	0.02	47,326.6600
0		0	0.00	3,500,000	ORDINARY	0.02	70,000.0000
0		0	0.00	4,188,000	ORDINARY	0.02	83,760.0000
0		0	0.00	5,878,788	ORDINARY	0.02	117,575.7600
0		0	0.00	6,727,500	ORDINARY	0.02	134,550.0000
0		0	0.00	14,437,500	ORDINARY	0.02	288,750.0000
0		0	0.00	101,668,000	ORDINARY	0.02	2,033,360.0000
TOTAL 0		*TOTAL R*	0.00	*TOTAL* 139,129,123		*TOTAL R*	2,782,582.4600

TOTAL STATED CAPITAL	0.00

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

5. Shares comprising this allotment:

No Par Value				Par Value				
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		(R)	(R)			(R)	(R)	(R)
0		0	0.00	300,000	ORDINARY	0.02	0.88	270,000.0000
0		0	0.00	2,000,000	ORDINARY	0.02	5.18	10,400,000.0000
TOTAL 0		TOTAL R	0.00	TOTAL 2,300,000			TOTAL R	10,670,000.0000

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

7. Issued capital at date of this return:

No Par Value				Par Value					
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total Premium Account	Total amount of paid-up capital excluding Premium
		(R)	(R)			(R)	(R)	(R)	(R)
0		0	0.00	166,667	ORDINARY	0.02	1.43	238,333.81	3,333.3400
0		0	0.00	196,335	ORDINARY	0.02	1.23	241,492.05	3,926.7000
0		0	0.00	2,000,000	ORDINARY	0.02	5.18	10,360,000.00	40,000.0000
0		0	0.00	2,666,333	ORDINARY	0.02	0.88	2,346,373.04	53,326.6600
0		0	0.00	3,500,000	ORDINARY	0.02	1.38	4,830,000.00	70,000.0000
0		0	0.00	4,188,000	ORDINARY	0.02	1.06	4,439,280.00	83,760.0000
0		0	0.00	5,878,788	ORDINARY	0.02	1.08670664800296	6,388,518.00	117,575.7600
0		0	0.00	6,727,500	ORDINARY	0.02	0.48	3,229,200.00	134,550.0000
0		0	0.00	14,437,500	ORDINARY	0.02	1.58	22,811,250.00	288,750.0000
0		0	0.00	101,668,000	ORDINARY	0.02	0.745529682000236	75,796,511.71	2,033,360.0000
0	***TOTAL***	***TOTAL R***	0.00	141,429,123	***TOTAL***		***TOTAL R***	130,680,958.6114	2,828,582.4600

TOTAL STATED CAPITAL	0.00

TOTAL PREMIUM	130,680,958.6114

DOCEX 11...

Form CM 15

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Return of allotment of shares

[Section 93 (3)]

RECEIVED

Registration No. of company
2004 DEC 1921/006955/06 2: 20

Name of company THE AFRIKANDER LEASE LTD OFFICE OF INTERNATIONAL CORPORATE FINANCE

R50 R50 R10 R20 R20

1. Date of allotment of shares 06/08/2002

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
0		200,000,000	ORDINARY	0.02	4,000,000.00
Total 0	Total	200,000,000		Total R	4,000,000.00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
0.00		6,000.00	ORDINARY	2	12,000.00
Total 0.00	Total	6,000.00		Total R	12,000.00

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 06/08/2002

Name of company THE AFRIKANDER LEASE LTD

Postal address DOCEX 35
BENONI

Date of receipt by
Registrar of Companies

Date stamp of companies
REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2002 -10- 09
Registrar of Companies
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

4. Number of shares previously issued, paid-up and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
		SEE ATTACHED SCHEDULE					
Total		Total	R	Total		Total	R

Summary of issued capital prior to allotment:

Amount of issued paid-up capital	R	2,828,582.4600
Stated capital	R	0.0000
Premium account	R	130,680,958.6114
Total issued capital	R	133,509,541.0714

Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
			SEE ATTACHED SCHEDULE					
Total		Total	R	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
		R	R			R	R	R
			SEE ATTACHED SCHEDULE					
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
	SEE ATTACHED SCHEDULE		

7.Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
		R	R			R	R	R	R
			SEE ATTACHED SCHEDULE						
Total		Total	R	Total				Total	R

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital ________ R 3,016,582.4600

Stated capital ________ R 0.0000

Premium account ________ R 175,743,677.5614

Total issued capital ________ R 178,760,260.0214

Certified correct.

Date 25-9-02

Signature ________
Director/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

J.D. HILL & COMPANY
CHARTERED ACCOUNTANT (SA)

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

4. Number of shares previously issued, paid up capital and stated capital, including shares subscribed for in the memorandum:

No Par Value				Par Value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
		(R)	(R)			(R)	(R)
0		0	0.00	166,667	ORDINARY	0.02	3,333.3400
0		0	0.00	196,335	ORDINARY	0.02	3,926.7000
0		0	0.00	2,000,000	ORDINARY	0.02	40,000.0000
0		0	0.00	2,666,333	ORDINARY	0.02	53,326.6600
0		0	0.00	3,500,000	ORDINARY	0.02	70,000.0000
0		0	0.00	4,188,000	ORDINARY	0.02	83,760.0000
0		0	0.00	5,878,788	ORDINARY	0.02	117,575.7600
0		0	0.00	6,727,500	ORDINARY	0.02	134,550.0000
0		0	0.00	14,437,500	ORDINARY	0.02	288,750.0000
0		0	0.00	101,668,000	ORDINARY	0.02	2,033,360.0000
TOTAL 0		TOTAL R	0.00	TOTAL 141,429,123		TOTAL R	2,828,582.4600

TOTAL STATED CAPITAL	0.00

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

5. Shares comprising this allotment:

No Par Value				Par Value				
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		(R)	(R)			(R)	(R)	(R)
0		0	0.00	66,667	ORDINARY	0.02	0.88	60,000.3000
0		0	0.00	333,333	ORDINARY	0.02	1.43	483,332.8500
0		0	0.00	9,000,000	ORDINARY	0.02	4.98	45,000,000.0000
TOTAL 0		TOTAL R	0.00	TOTAL 9,400,000			TOTAL R	45,543,333.1500

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

7. Issued capital at date of this return:

No Par Value				Par Value					
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total Premium Account	Total amount of paid-up capital excluding Premium
		(R)	(R)			(R)	(R)	(R)	(R)
0		0	0.00	196,335	ORDINARY	0.02	1.23	241,492.05	3,926.7000
0		0	0.00	500,000	ORDINARY	0.02	1.43	715,000.00	10,000.0000
0		0	0.00	2,000,000	ORDINARY	0.02	5.18	10,360,000.00	40,000.0000
0		0	0.00	2,733,000	ORDINARY	0.02	0.88	2,405,040.00	54,660.0000
0		0	0.00	3,500,000	ORDINARY	0.02	1.38	4,830,000.00	70,000.0000
0		0	0.00	4,188,000	ORDINARY	0.02	1.06	4,439,280.00	83,760.0000
0		0	0.00	5,878,788	ORDINARY	0.02	1.08670664800296	6,388,518.00	117,575.7600
0		0	0.00	6,727,500	ORDINARY	0.02	0.48	3,229,200.00	134,550.0000
0		0	0.00	9,000,000	ORDINARY	0.02	4.98	44,820,000.00	180,000.0000
0		0	0.00	14,437,500	ORDINARY	0.02	1.58	22,811,250.00	288,750.0000
0		0	0.00	101,668,000	ORDINARY	0.02	0.745529682000236	75,796,511.71	2,033,360.0000
0	TOTAL	TOTAL R	0.00	150,829,123	TOTAL		TOTAL R	176,036,291.7614	3,016,582.4600

Less: Adjustments

		0.00	01/08/2002	ACCOMODATION AND CONSULTING FEE	-92,614.20
		0.00	07/06/2002	10c PLACEMENT FEE PER SHARE	-200,000.00
TOTAL ADJUSTMENTS		0.00			-292,614.20
TOTAL STATED CAPITAL		0.00		TOTAL PREMIUM	175,743,677.5614

Docex 15/8/02

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 34

Lodgment of financial statements / Interim reports

[Sections 302 (4)(a), 302 (4)(b), 306, 329 (2), (3), (5)]

RECEIVED

(To be lodged when company sends notice to members)

2000 DEC -5 P 2:??

Registration No. of company
~~1921/006955/06~~

OFFICE OF ... CORPORATE ...

Name of holding company THE AFRIKANDER LEASE LIMITED

Names of subsidiaries (if any)	Registration Nos.
SKEAT MINING (PTY) LTD	1990/007038/07

The following documents are lodged herewith:

Annual financial statements / † group annual financial statements / † (in terms of section 302 (4)(a) / † 329 (5) of the Act for the financial year ended ~~31 DECEMBER 2000~~ 20 ____

Annual financial statements in terms of section 302 (4)(b) of the Act for the financial year ended ____ 20 ____

Interim report in terms of section 306 / † 329 (2) of the Act for the half year ended ____ 20 ____

Provisional annual financial statements in terms of section 306 of the Act for the financial year ended ____ 20 ____

Rubber stamp of company, if any, or of secretaries.

* N.B. - Complete if annual financial statements in respect of subsidiaries are lodged.
Delete whichever is not applicable.

J.D. HILL & COMPANY
CHARTERED ACCOUNTANT (SA)

To be completed by company.

Lodgment of / † annual financial statements / † group annual financial statements and annual financial statements of subsidiaries / † provisional annual financial statements interim report for financial year / † half year ended

____ 20 ____

Name of company THE AFRIKANDER LIMITED

Postal address

DOCEX 35, BENONI

Not valid unless stamped by Registrar of Companies.

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
Received
2002 -08- 19
Registrar of Companies
Date stamp of Companies Registration Office
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS



Statement of Responsibility

by the Board of Directors for the year ended 31 December 2000

The Directors are responsible for the maintenance of accounting records and the preparation, integrity and fair presentation of the financial statements of The Afrikander Lease Limited and its subsidiaries. The financial statements, presented on pages 6 to 21 have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice and include amounts based on judgements and estimates made by Management. The Directors also prepared the additional information included in the annual report and are responsible for both its accuracy and its consistency with the financial statements.

The Directors also have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Company and prevent and detect fraud and other irregularities.

The going concern basis has been adopted in preparing the financial statements. The Directors have no reason to believe that the company will not be a going concern in the foreseeable future based on forecasts and available cash resources.

The financial statements have been audited by the independent accounting firm, PricewaterhouseCoopers Inc., which was given unrestricted access to all financial records and related data, including minutes of all meetings of shareholders, the Board of Directors and committees of the Board. The Directors believe that all representations made to the independent auditors during its audit were valid and appropriate. The PricewaterhouseCoopers Inc. audit report is presented below.

Approval of the annual financial statements

The annual financial statements were approved by the Board of Directors on 15 June 2001 and are signed on its behalf by:

MR P.E. SKEAT
DIRECTOR

MR D.R. CUNNINGHAM
DIRECTOR

Statement of Compliance

by the Company Secretary for the year ended 31 December 2000

In my opinion as Company Secretary, I hereby confirm, in terms of the Companies Act, 1973, that for the year ended 31 December 2000, the company has lodged with the Registrar of Companies all such returns as are required of a public company in terms of this Act and that all such returns are true, correct and up to date.

J D HILL & COMPANY
SECRETARY

Report of the Independent Auditors

TO THE MEMBERS OF THE AFRIKANDER LEASE LIMITED

We have audited the annual financial statements and group annual financial statements set out on pages 6 to 21 for the year ended 31 December 2000. These financial statements are the responsibility of the Directors of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements;
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall financial statement presentation

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion the financial statements fairly present, in all material respects, the financial position of the Company and the Group at 31 December 2000 and the results of their operations, changes in equity and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice and in the manner required by the Companies Act in South Africa.

PricewaterhouseCoopers Inc.

PricewaterhouseCoopers Inc.

Chartered Accountants (SA)

Registered Accountants and Auditors

Sunninghill

15 June 2001

"Afrikander Lease is in the lowest US$ cash cost quartile of global gold producers..."

Directors' Report

for the year ended 31 December 2000

The Directors present their annual report which forms part of the audited financial statements of the Company and of the Group for the year ended 31 December 2000.

1. Nature of business

The Company holds mineral rights in the Klerksdorp district, in the North West Province. Mining operations had ceased for a number of years due to high cash costs and low recoveries.

Following a successful feasibility study on The Afrikander Lease Limited lease area in 1998, which indicated potentially profitable mining of the ore body through open pit mining and using the existing CIP gold plant, the Company re-commenced mining operations. The metallurgical test work was undertaken by Anglo American Research Laboratories.

During 1999, as a result of the inability of the mill to process the soft ores, the Company discontinued treating the ore using the CIP plant, and following a successful heap leach feasibility study, commenced the construction of heap leach treatment facilities which were commissioned in December 1999.

During the current year the mine was considered to be in the pre-production phase until 29 February 2000 with commercial levels of production not having been obtained prior to this date. Accordingly the operating costs for the period until 29 February 2000, net of gold produced and sold of 67,85kgs, were capitalised.

2. Financial results

The Group and Company income statements are set out on page 8. No separate segmental information is presented as the Group operates a one-product mine, producing and selling in South Africa, with the exploration activities all undertaken in South Africa.

3. Capital expenditure

Total Group capital expenditure amounted to R22 million: (1999: R47 million). The capital expenditure was primarily spent on mining equipment.

4. Share capital

During the year the company issued 4 188 000 ordinary shares (1999: 5 878 788) at a price of R1.08 (1999: R1,10) per share to selected investors.

5. Share trust scheme

On 31 October 1998, the Company adopted the Afrikander Lease Share Trust Scheme. Under the scheme, the Company shall not make available to the Trust, more than 16,250,000 or approximately 15% of the present issued share capital of the Company.

The Trust held nil shares as at 31 December 2000 (1999: nil). There were 3 515 000 share options available as at 31 December 2000 (1999: 3 515 000). These options may be exercised in equal tranches over a three-year period, the first third being available during the 2000 financial year.



6. Dividends

No dividends in respect of ordinary shares were declared during the financial year.

7. Directorate

The following comprise the Board of Directors for the year ended 31 December 2000:

PE Skeat	(Chairman and Managing Director)
PC Walters	(Executive Director - appointed on 21 September 2000)
DR Cunningham	(Non-executive Director)
WN Gardyne	(Non-executive director - resigned on 21 September 2000)
JH Scholes	(Non-executive Director)

In terms of the Company's Articles of Association, Messrs PE Skeat, PC Walters, DR Cunningham and JH Scholes retire at the forthcoming annual general meeting. Being eligible, they offer themselves for re-election.

8. Secretary

The secretary of the Company is JD Hill & Company.

9. Directors' interest

At the accounting date, the Directors were beneficially directly or indirectly interested in 54 829 752 (1999: 57 576 627) of the issued ordinary shares of the Company.

10. Subsidiaries

The net post-acquisition accumulated losses net of profits of the subsidiaries included in the Group's retained income amounting to R23 million (1999 : Nil). Full details regarding the subsidiaries are set out on page 16.

11. Borrowing powers

The Company's articles of association have placed no restriction on its borrowing powers.

12. Auditors

PricewaterhouseCoopers Inc. will continue in office in accordance with Section 270(2) of the Companies Act.



Income Statements

for the year ended 31 December 2000

		Group		Company	
	Notes	2000	1999	2000	1999
		R	R	R	R
Revenue	1.2	63 490 026	-	63 173 072	-
Working cost		(42 916 113)	-	(21 044 123)	-
Gross profit		20 573 913	-	42 128 949	-
Other net costs		(3 094 018)	(16 620 661)	(2 073 449)	(16 817 304)
Operating profit/(loss)	2	17 479 895	(16 620 661)	40 055 500	(16 817 304)
Net finance (costs)/income	3	(2 814 625)	962 202	(2 372 662)	1 158 845
Provision for losses in subsidiary	8			(23 017 568)	-
Profit/(loss) before taxation		14 665 270	(15 658 459)	14 665 270	(15 658 459)
Taxation	4	-	-	-	-
Net profit/(loss) for the year		14 665 270	(15 658 459)	14 665 270	(15 658 459)
Earnings/(loss) per share	5	12,77	(14.19)		
Fully diluted earnings per share	5	12,58	-		
Headline earnings per share	5	12,77	0.94		



Balance Sheets as at 31 December 2000

	Notes	Group 2000 R	Group 1999 R	Company 2000 R	Company 1999 R
ASSETS					
Non-current assets					
Mining assets	6	94 660 622	85 575 727	88 477 517	74 530 380
Investments in unlisted subsidiary	7			3 500 000	3 500 000
Amounts owing by subsidiary	8			2 782 432	-
Other investments	9	6 690 650	5 110 713	6 690 650	5 110 713
		101 351 272	90 686 440	101 450 599	83 141 093
Current assets					
Inventories	10	18 897 898	1 196 289	18 897 898	1 196 289
Receivables and prepayments	11	6 294 221	2 049 188	4 878 887	1 853 089
Amounts owing by related third party	12	41 021	377 761	-	510 270
Bank and cash balances	13	1 359 522	2 350 970	1 304 973	2 350 971
		26 592 662	5 974 208	25 081 758	5 910 619
Total assets		127 943 934	96 660 648	126 532 357	89 051 712
EQUITY AND LIABILITIES					
Capital and reserves					
Ordinary share capital	14	2 369 246	2 285 486	2 369 246	2 285 486
Share premium		89 853 509	85 413 518	89 853 509	85 413 518
Accumulated losses		(7 086 940)	(21 752 210)	(7 086 940)	(21 752 210)
		85 135 815	65 946 794	85 135 815	65 946 794
Non-current liabilities					
Interest bearing borrowings	15	16 785 252	10 332 607	16 785 252	10 332 607
Rehabilitation and closure cost obligation	16	4 500 000	4 500 000	4 500 000	4 500 000
Amounts owing to subsidiary	8			11 451 509	3 809 533
Amounts owing to related third party	12	2 316 758	-	2 316 758	-
		23 602 010	14 832 607	35 053 519	18 642 140
Current liabilities					
Trade and other payables	17	11 432 276	7 772 760	1 174 068	2 137 146
Provisions		550 863	231 519	-	-
Current portion of interest bearing borrowings	15	2 917 028	801 405	2 917 028	801 405
Bank overdraft balances	13	4 305 942	7 075 563	2 251 927	1 524 227
		19 206 109	15 881 247	6 343 023	4 462 778
Total equity and liabilities		127 943 934	96 660 648	126 532 357	89 051 712

Statements of Changes in Equity

for the year ended 31 December 2000

	Group 2000 R	Group 1999 R	Company 2000 R	Company 1999 R
Ordinary share capital				
At the beginning of the year	**2 285 486**	2 167 910	**2 285 486**	2 167 910
Issued during the year	**83 760**	117 576	**83 760**	117 576
At end of the year	**2 369 246**	2 285 486	**2 369 246**	2 285 486
Share premium				
At the beginning of the year	**85 413 518**	79 025 000	**85 413 518**	79 025 000
Issued during the year	**4 439 991**	6 388 518	**4 439 991**	6 388 518
At the end of the year	**89 853 509**	85 413 518	**89 853 509**	85 413 518
Accumulated losses				
At the beginning of the year	**(21 752 210)**	(6 093 751)	**(21 752 210)**	(6 093 751)
Net profit/(loss) for the year	**14 665 270**	(15 658 459)	**14 665 270**	(15 658 459)
At the end of the year	**(7 086 940)**	(21 752 210)	**(7 086 940)**	(21 752 210)

Cash Flow Statements

for the year ended 31 December 2000

	Notes	Group 2000 R	Group 1999 R	Company 2000 R	Company 1999 R
Cash flows from operating activities					
Cash generated from operations	22	**8 117 253**	3 264 285	**3 724 238**	1 073 632
Net finance (costs)/income	23	**(2 531 947)**	962 202	**(2 089 984)**	1 158 845
		5 585 306	4 226 487	**1 634 254**	2 232 477
Cash flows from investing activities					
Proceeds from disposal of assets		**2 750 000**	2 334 776	**2 750 000**	2 334 776
Additions to fixed assets	23	**(9 297 196)**	(35 492 239)	**(8 898 015)**	(27 946 892)
Increase in environmental trust		**(782 617)**	(602 374)	**(782 617)**	(602 374)
		(7 329 813)	(33 759 837)	**(6 930 632)**	(26 214 490)
Cash flows from financing activities					
Net proceeds from the issue of shares	23	**4 320 000**	5 995 000	**4 320 000**	5 995 000
Increase in investment in debt redemption fund		**(797 320)**	-	**(797 320)**	-
		3 522 680	5 995 000	**3 522 680**	5 995 000
Net increase/(decrease) in cash and cash equivalents		**1 778 173**	(24 001 928)	**(1 773 698)**	(18 450 591)
Cash and cash equivalents at beginning of year		**(4 724 593)**	19 277 335	**826 744**	19 277 335
Cash and cash equivalents at end of year	13	**(2 946 420)**	(4 724 593)	**(946 954)**	826 744

Notes to the Annual Financial Statements

for the year ended 31 December 2000

1 Accounting policies

Basis of preparation

The financial statements, which are prepared on the historical cost basis, comprise the following accounting policies which are in accordance with South African Statements of Generally Accepted Accounting Practice, and are consistent with those of the previous year.

1.1 Consolidation

Group financial information includes the financial statements of the company and its subsidiaries. A Company in which the Group has directly or indirectly, through other subsidiary undertakings, a controlling interest, is classified as a subsidiary undertaking. The minority interest in the consolidated equity and in the consolidated results are shown separately. Any excess or deficit purchase consideration, when compared to the net book value of the subsidiary acquired, is attributable to mining assets and amortised in terms of the Group accounting policies. Intercompany accounts and transactions are eliminated on consolidation.

Income statements

1.2 Revenue recognition

Revenue represents the proceeds from gold and silver sold. Revenue from gold and silver is recognised when the delivery is made to the final refiner.

1.3 Exploration cost

Exploration costs are expensed as incurred. Costs related to property and mineral right acquisitions are capitalised.

1.4 Employee benefits

The cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of the plans at intervals of not more than three years.

1.5 Earnings/(loss) per share

Earnings/(loss) per share is computed by dividing the net profit for the year/(net loss) for the year by the weighted average number of ordinary shares issued during the year. Headline earnings per share is computed by dividing the headline earnings by the weighted averaged number of ordinary shares issued during the year. Fully diluted earnings/(loss) per share is presented when the effect of potential ordinary shares is dilutive.

Balance sheets

1.6 Property, plant and equipment

Undeveloped properties and mineral rights upon which the Company has not performed sufficient exploration work to determine whether significant mineralisation exists, are carried at original cost.

Mine development costs, including direct borrowings costs, are capitalised into mining assets up until the commercial production phase begins.

All property, plant and equipment are stated at cost less depreciation or amortisation.

Amortisation of mining assets only commences after the plant has reached commercial production and is computed over the life of the mine based on proven and probable ore reserves. Other fixed assets are depreciated on a straight line basis over their estimated useful life.

Recoverability of the long-term assets of the Company and Group, which includes development costs and undeveloped property costs, are reviewed whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Reductions in the carrying value of the long-term assets of the Company and Group are recorded to the extent that the remaining investments exceed the estimate of future discounted net cash flows.

Management's estimates of future cash flows are subject to risks and uncertainties. Therefore it is possible that changes could occur which may effect the recoverability of the Company and Group's mining assets.

1.7 Leased assets

Leases of property, plant and equipment where the Company and Group assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalised at the estimated present value of the underlying lease payments. Each lease payment is allocated between the lease payment and the liability and finance charges to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in interest bearing borrowings. The interest element of the finance charge is charged to the income statement over the lease period. The property, plant and equipment acquired under finance leasing contracts are depreciated over the useful life of the assets. All costs relating to operating leases are charged to income as incurred.

1.8 Investments

Investments are stated at cost and are only written down where the Directors are of the opinion that there has been a permanent diminution in value. Interest earned on monies paid to environmental trust funds are accrued on an annual basis.

1.9 Trade receivables

Trade receivables are carried at anticipated realisable value. Bad debts are written off during the year in which they are identified.

1.10 Inventories

Inventories, which include ore stockpiles, gold in process (including heap leach pads) and consumable stores are stated at the lower of cost or net realisable value. The cost of ore stockpiles is determined by the weighted average cost method using related production costs. The related direct production costs associated gold in process are deferred and charged to costs as the contained gold is recovered. Consumable stores are valued on the weighted average basis. Gold in process is identified and measured from the ore-stockpiles up to and including the on-site refining plant.

1.11 Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents include deposits held at call with banks and are reported net of bank overdrafts. In the balance sheet, bank and cash balances are reported seperately from bank overdraft balances.

1.12 Rehabilitation and closure cost obligation

Provision is made in full for the estimated future costs of pollution control and rehabilitation, in accordance with statutory requirements. The provision reflects the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. The costs so provided are capitalised as part of mining assets and depreciated accordingly.

Annual increases in the provision are split between finance costs relating to the change in the net present value of the provisions, inflationary increases in the provision estimate and restoration costs relating to additional environmental disturbances that have occurred.

1.13 Deferred tax

The Group follows the fully comprehensive liability method of accounting for income and mining taxes, whereby deferred income and mining taxes are recognised for the tax consequences of timing differences by applying current statutory tax rates applicable to a future year to differences between the financial statements amounts and the tax bases of certain assets and liabilities. Changes in deferred tax liabilities include the impact of any tax rate changes enacted during the year.

1.14 Financial liabilities

Financial liabilities are recognised at amortised cost, namely original debt less principal payments and amortisation. Liabilities to be settled within the next period are disclosed as current liabilities.

1.15 Provisions

Provisions are recognised when the Company and Group has a present legal or constructive obligation and, as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount can be made.

1.16 Retirement benefit funds

The Group operates a defined contribution plan, funded by employee and Company contributions. The Group's contributions to the plan are charged to the income statement in the year to which they relate.

1.17 Financial instruments

Financial instruments carried on the balance sheet include, investments, amounts owing to/by subsidiaries and third parties, trade receivables, bank and cash and overdraft balances, interest bearing borrowings and trade payables. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.



	Group		Company	
	2000	1999	2000	1999
	R	R	R	R

2 Operating profit/(loss)

Operating profit/(loss) is stated after charging the following amounts:

	Group 2000 R	Group 1999 R	Company 2000 R	Company 1999 R
Auditors' remuneration	266 088	282 647	114 954	114 986
- Audit fees	155 000	150 000	55 000	55 000
- Other services	95 085	122 385	49 285	53 145
- Expenses	16 003	10 262	10 669	6 841
Amortisation and depreciation	5 808 275	-	5 342 661	-
Directors' emoluments				
Executive directors			13 410	20 000
- fees			12 000	20 000
- medical aid scheme contribution			1 410	-
Non-executive directors			-	-
Exploration expenditure	2 301 774	5 500	-	-
Impairment of mining assets	-	16 698 789	-	16 698 789
Loss on disposal of assets	-	231 789	-	231 789
Professional fees	1 717 632	771 871	1 126 998	444 719
- consulting fees	1 017 756	286 296	456 968	1 950
- other professional fees	699 876	485 575	670 030	442 769
Staff costs	10 202 008	6 827 976	-	-
- Salaries and wages	10 059 234	6 827 976	-	-
- Pension costs - defined contribution plan	142 774	-	-	-
Number of employees	286	237	-	-

Operating profit/(loss) is stated after crediting the following amount:

	Group 2000 R	Group 1999 R	Company 2000 R	Company 1999 R
Profit on sale of assets	60 381	-	60 381	-

	Group 2000 R	Group 1999 R	Company 2000 R	Company 1999 R
3 Net finance (costs)/income				
Interest paid				
- Bank interest	**(2 029 758)**	(194 991)	**(1 741 842)**	(7 512)
- Interest on finance leases	**(751 997)**	-	**(751 997)**	-
- Other interest	**(821 210)**	(144 102)	**(664 808)**	(132 605)
Total interest paid	**(3 602 965)**	(339 093)	**(3 158 647)**	(140 117)
Interest received from unlisted investments	**788 340**	1 301 295	**785 985**	1 298 962
Net finance (costs)/income	**(2 814 625)**	962 202	**(2 372 662)**	1 158 845

4 Taxation

	Group 2000 R	Group 1999 R	Company 2000 R	Company 1999 R
South African taxation - current	**-**	-	**-**	-

No taxation has been provided for South African Mining Formula Taxation at 31 December 2000, in the Group as it has estimated assessable tax loss carry forwards of R13,9 million (1999:R22,9 million).

The Group also has estimated unredeemed capital expenditure of R84,2 million (1999: R79 million) available for deduction against future mining income.

No taxation has been provided for South African Mining Formula Taxation at 31 December 2000 in the Company as, although it has estimated taxable income of R9,2 million (1999: tax loss of R22,9 million), it has estimated unredeemed capital expenditure of R83,8 million (1999: R79 million) available for deduction against mining income.

These future deductions are utilisable only against income generated from the Group's current mining operation and do not expire unless the mine ceases to trade for a period of longer than one year.

A net deferred tax asset, as a result of estimated tax losses and estimated unredeemed capital expenditure, has not been recognised in the current period as its recoverability is not deemed to be beyond reasonable doubt.

5 Earnings/(loss) per share, fully diluted earnings per share and headline earnings per share

Earnings/(loss) per share
Earnings/(loss) per share has been calculated using net profit for the year of R14 665 270 (1999: net loss of R15 658 459) and a weighted average number of shares of 114 892 189 (1999: 110 386 662) shares.

Fully diluted earnings per share
The calculation of fully diluted earnings per share is based on net profit of R14 665 270 (1999 : net loss of R15 658 459) and the dilutive effect of employee share options resulting in 3 515 000 (1999 : 3 515 000) being in issue throughout the year.

Headline earnings per share
The headline earnings per share has been calculated using headline earnings of R14 665 270 (1999: R1 040 330) and a weighted average number of shares 114 892 189 (1999: 110 386 662) shares.

Reconciliation between net loss for the year and headline earnings:

	Net
31 December 1999	
Net loss for the year	(15 658 459)
Impairment of mining assets	16 698 789
Headline earnings	1 040 330

6 Mining assets

a) Mining properties, mineral rights, pre-production expenditure, mine plant and office facilities

	Group 2000 R	Group 1999 R	Company 2000 R	Company 1999 R
Carrying amount at beginning of the year	**85 054 810**	57 683 714	**74 207 721**	54 183 714
- Cost	**85 054 810**	57 683 714	**74 207 721**	54 183 714
- Accumulated amortisation	-	-	-	-
Additions	**21 253 822**	46 636 450	**21 085 174**	39 289 361
Disposals	**(6 823 000)**	(2 566 565)	**(6 823 000)**	(2 566 565)
Transfer from subsidiary	-	-	**4 795 812**	-
Amortisation charge	**(5 652 224)**	-	**(5 263 040)**	-
Impairment of mining assets	-	(16 698 789)	-	(16 698 789)
Carrying amount at end of the year	**93 833 408**	85 054 810	**88 002 667**	74 207 721
- Cost	**99 485 632**	85 054 810	**93 265 707**	74 207 721
- Accumulated amortisation	**(5 652 224)**	-	**(5 263 040)**	-

b) Motor vehicles

	Group 2000 R	Group 1999 R	Company 2000 R	Company 1999 R
Carrying amount at beginning of the year	**343 509**	261 404	**301 404**	261 404
- Cost	**343 509**	261 404	**301 404**	261 404
- Accumulated depreciation		-	-	-
Additions	**77 000**	82 105	**45 000**	40 000
Depreciation charge	**(73 342)**	-	**(60 570)**	-
Carrying amount at end of the year	**347 167**	343 509	**285 834**	301 404
- Cost	**420 509**	343 509	**346 404**	301 404
- Accumulated depreciation	**(73 342)**	-	**(60 570)**	-

c) Office equipment

	Group 2000 R	Group 1999 R	Company 2000 R	Company 1999 R
Carrying amount at beginning of the year	**177 408**	21 255	**21 255**	21 255
- Cost	**177 408**	21 255	**21 255**	21 255
- Accumulated depreciation	-	-	-	-
Additions	**385 345**	156 153	**186 812**	-
Depreciation charge	**(82 706)**	-	**(19 051)**	-
Carrying amount at end of the year	**480 047**	177 408	**189 016**	21 255
- Cost	**562 753**	177 408	**208 067**	21 255
- Accumulated depreciation	**(82 706)**	-	**(19 051)**	-
Total net carrying amount as at end of the year	**94 660 622**	85 575 727	**88 477 517**	74 530 380
Owned Assets	**84 064 769**	83 026 542	**77 881 664**	71 981 195
Leased Assets	**10 595 853**	2 549 185	**10 595 853**	2 549 185
Total net carrying amount as at end of the year	**94 660 622**	85 575 727	**88 477 517**	74 530 380

Mining property consists of the following :
- Portion 74/38/20 of the farm Rietkuil 397;
- Portion 44 of the farm Rietkuil 397;
- The farm Elandslaagte 330.

	Company	
	2000	1999
	R	R
7 Investments in unlisted subsidiary		
Investment in unlisted subsidiary	**3 500 000**	3 500 000
	3 500 000	3 500 000

The investment in the unlisted subsidiary consists of a 100% holding (100 issued shares) in a South African Company, namely, Skeat Mining (Proprietary) Limited. The company is a labour service company whose employees render mining and processing services to The Afrikander Lease Limited. The investment is shown at cost and is equal to the Directors valuation.

8 Amounts owing by/(to) subsidiary

Amount owing by Skeat Mining (Proprietary) Limited	**25 800 000**	-
Provisions for losses in subsidiary	**(23 017 568)**	-
	2 782 432	-
Amount owing to Skeat Mining (Proprietary) Limited	**(11 451 509)**	(3 809 533)

The loans owing by/(to) Skeat Mining (Proprietary) Limited, a 100% owned subsidiary, are unsecured, interest free and there are no fixed terms of repayment.

	Group		Company	
	2000	1999	2000	1999
	R	R	R	R
9 Other investments				
Investments in environmental trust	**5 893 330**	5 110 713	**5 893 330**	5 110 713
- Opening balance	**5 110 713**	4 508 339	**5 110 713**	4 508 339
- Interest received	**782 617**	602 374	**782 617**	602 374
- Debt redemption fund	**797 320**	-	**797 320**	-
	6 690 650	5 110 713	**6 690 650**	5 110 713

The environmental trust fund is an irrevocable trust under the Group's control and is to be used to fund the rehabilitation liabilities. The monies in the trust are invested primarily in interest bearing securities.

The debt redemption fund is an equity linked unit trust investment. Contributions are made on a monthly basis, which will accumulate in order to settle the long term loan in respect of the Heap Leach Pad (Refer note 15). The bearer of the long term loan has an unlimited pledge and cession on this investment.

	Group		Company	
	2000	1999	2000	1999
	R	R	R	R
10 Inventories				
In-process metal	**17 887 197**	-	**17 887 197**	-
Spares and consumables	**1 010 701**	1 196 289	**1 010 701**	1 196 289
	18 897 898	1 196 289	**18 897 898**	1 196 289

	Group		Company	
	2000	1999	2000	1999
	R	R	R	R
11 Receivables and prepayments				
Trade receivables	**2 634 653**	1 207	**2 404 327**	-
Taxation	**2 561 208**	1 880 162	**2 471 130**	1 853 089
Other receivables	**1 098 360**	167 819	**3 430**	-
	6 294 221	2 049 188	**4 878 887**	1 853 089

12 Amounts owing by/(to) related third parties

Amount owing by related third party	**41 021**	377 761	-	510 270
Amount owing to related third party	**(2 316 758)**	-	**(2 316 758)**	-

The loan was granted by/(to) Benoryn Investment Holding (Proprietary) Limited. No interest is charged on the unsecured loans and there are no fixed terms of repayment.

13 Cash and cash equivalents

Bank and cash balances	**1 359 522**	2 350 970	**1 304 973**	2 350 971
Bank overdraft balances	**(4 305 942)**	(7 075 563)	**(2 251 927)**	(1 524 227)
	(2 946 420)	(4 724 593)	**(946 954)**	826 744

14 Ordinary share capital

Authorised: 200 000 000 ordinary shares of 2c each (1999: 200 000 000 ordinary shares of 2 c each)	**4 000 000**	4 000 000
Issued: 118 462 288 ordinary shares of 2c each (1999: 114 274 288 ordinary shares of 2c each)	**2 369 246**	2 285 486

The remaining unissued shares, namely 81 537 712 ordinary shares (1999 : 85 725 712), are under the control of the Directors until the forthcoming annual general meeting.



	Group		Company	
	2000	1999	2000	1999
	R	R	R	R
15 Interest bearing borrowings				
a) Heap leach pad loan	**8 924 040**	8 584 827	**8 924 040**	8 584 827
b) Elution plant and other finance lease liabilities				
- Payable within 1 year				
Minimum lease payments	**4 190 550**	1 158 422	**4 190 550**	1 158 422
Finance charges	**(1 273 522)**	(357 017)	**(1 273 522)**	(357 017)
Present value of finance lease obligations payable within 1 year	**2 917 028**	801 405	**2 917 028**	801 405
- Payable within 2 to 5 years				
Minimum lease payments	**10 508 998**	1 930 704	**10 508 998**	1 930 704
Finance charges	**(2 647 786)**	(182 924)	**(2 647 786)**	(182 924)
Present value of finance lease obligation payable within 2 to 5 years	**7 861 212**	1 747 780	**7 861 212**	1 747 780
Total borrowings	**19 702 280**	11 134 012	**19 702 280**	11 134 012
Short term portion of finance leases	**(2 917 028)**	(801 405)	**(2 917 028)**	(801 405)
Total long term borrowings	**16 785 252**	10 332 607	**16 785 252**	10 332 607

a) Heap leach pad loan

A medium term loan was obtained for the metallurgical design, acquisition, installation , commissioning and overseeing of the construction of the heap leach pad. This loan is repayable in the year 2005. Monthly interest is payable at prime plus 0,75%. Security held in respect of the loan are as follows:

i) R5 million of equipment selected by the borrower on the basis of current auction values;
ii) R3 million to be made up of all equipment purchased for the construction of the heap leach pad;
iii) Cession of the mineral rights of the Southern portion of the property of an amount of R11.1 million;
iv) Pledge and cession, in favour of the bank, of all short-term insurance policies covering the heap leach pad and batch elution plant financed by the bank.

b) Elution plant and other finance lease liabilities

An instalment finance lease liability was obtained for the purchase of equipment required for the construction, installation and commissioning of the batch elution plant. Other finance lease liabilities were obtained for the purchase of equipment required for mining operations. Monthly instalments payable range from R99 259 to R145 337 and are payable from April 2000 to December 2004. Interest rates are linked to prime and range from prime less 2,5% to prime plus 0,75%.

	Group		Company	
	2000	1999	2000	1999
	R	R	R	R
16 Rehabilitation and closure cost obligation				
Accrued provision for environmental rehabilitation	**4 500 000**	4 500 000	**4 500 000**	4 500 000
	4 500 000	4 500 000	**4 500 000**	4 500 000

While the ultimate amount of the rehabilitation costs to be incurred in the future is uncertain, the Group has estimated that the total cost of rehabilitation after exploitation of all the resources of the Mining lease area, in current monetary terms, will be R4.5 million.

	Group 2000 R	Group 1999 R	Company 2000 R	Company 1999 R
17 Trade and other payables				
Trade payables	10 410 031	6 497 760	492 355	862 146
Accruals	800 245	-	459 713	-
Payments received in advanced	-	1 275 000	-	1 275 000
Other payables	222 000	-	222 000	-
	11 432 276	7 772 760	1 174 068	2 137 146
18 Commitments				
- Capital expenditure commitments contracted for	-	-	-	-
- Capital expenditure commitment authorised by the directors but not yet contracted for	5 466 731	3 200 000	5 466 731	3 200 000
	5 466 731	3 200 000	5 466 731	3 200 000

The above expenditure will be funded with lease liabilities.

19 Retirement benefit funds

All employees contribute to the Skeat Mining Provident Fund on a monthly basis. The fund is a defined contribution plan whereby the Group's obligation is limited to the amount contributed to the fund on a monthly basis.

The Group's contributions to the retirement fund is charged against income in the year to which it relates. The Group contributed R142 774 (1999 : R nil) to the defined contribution plan for the financial year.

20 Related party transactions

Name of company	Nature of relationship	Nature of transactions	Aggregate transaction value R	Amount due to R	Amount due from R
Group and Company					
Benoryn Investment Holdings (Proprietary) Limited	Company owned by common owner	Loan received	2 316 758	2 316 758	-
Benoryn Investment Holdings (Proprietary) Limited	Company owned by common owner	Loan advanced	336 740	-	41 021
Raven Crest Property Holdings (Proprietary) Limited	Company owned by common owner	Loan received	637 730	-	-
Raven Crest Property Holdings (Proprietary) Limited	Company owned by common owner	Rental of mining equipment (at estimated market value)	462 500	No charge was made by Raven Crest Property Holdings (Proprietary) Limited to the Company	-

22 Cash generated from operations

	Group 2000 R	Group 1999 R	Company 2000 R	Company 1999 R
Profit/(loss) before taxation	**14 665 270**	(15 658 459)	**14 665 270**	(15 658 459)
Net finance costs/(income)	**2 814 625**	(962 202)	**2 372 662**	(1 158 845)
Non-cash items				
- Impairment of property plant and equipment	**-**	16 698 789	**-**	16 698 789
- Depreciation and amortisation charges	**5 808 275**	-	**5 342 661**	-
- (Profit)/Loss on disposal of assets	**(60 381)**	231 789	**(60 381)**	231 789
- Provision for losses in subsidiary			**23 017 568**	-
	23 227 789	309 917	**45 337 780**	113 274
Movement in working capital:				
Increase in inventories	**(17 701 609)**	(430 427)	**(17 701 609)**	(430 427)
(Increase)/decrease in trade receivables and prepayments	**(4 245 033)**	(150 006)	**(3 025 798)**	46 093
Increase/(decrease) in trade and other payables	**4 182 608**	1 984 568	**(759 327)**	(3 882 565)
Net increase in amounts (owing by)/owing to subsidiaries			**(22 953 836)**	3 809 533
Net increase in amounts owing to/decrease in amounts owing by related third parties	**2 653 498**	267 681	**2 827 028**	135 172
Proceeds from repayment of share trust loan	**-**	1 282 552	**-**	1 282 552
	8 117 253	3 264 285	**3 724 238**	1 073 632

23 Non-cash transactions

During the 2000 and 1999 financial years, the following non-cash transactions were recorded :

(a) Property, plant and equipment at a cost of R4 795 812 (1999 : R nil) was transferred from Skeat Mining (Proprietary) Limited to the Company;

(b) 188 000 ordinary shares were issued at a value of R203 751 (1999 : R nil) to Micofin Holdings (Proprietary) Limited in exchange for services rendered;

(c) Property, plant and equipment was purchased during the year and financed via finance leases. The net investment in capitalised leased assets, net of settlements, amounted to R8 229 055 (1999 : R 2 549 185) for the year.

(d) A medium term loan was obtained for the metallurgical design, acquisition, installation, commissioning and overseeing of the constuction of the heap leach pad.This loan is repayable in the year 2005.The increase in interest bearing borrowings is R339 213 (1999 : R 8 584 827).The interest incurred in January and February 2000 has been capitalised to property, plant and equipment as the operations were in a pre-production state.

(e) Property plant and equipment was disposed of at a loss of R231 789 in 1999.This loss was then capitalised into mining assets as part of the total mining loss incurred prior to commercial levels of production being achieved.

These transactions have been excluded from the cash flow statements as they do not result in an exchange of cash.

24 Comparative figures

Where necessary, comparative figures have been restated to conform with required changes in presentation.

21 Financial instruments

The Company minimises its credit risks by placing its cash and equivalents with major banks and financial institutions located in South Africa, after evaluating the credit rating of the respective financial institutions. The Company believes that no concentration of credit risk exists with respect to cash and equivalents.

The Group's principal product is gold bullion. The Group sells its gold to a reputable gold refiner and because of the international market for gold, any loss of its existing customers would not have a materially adverse impact on the Group.

Fluctuating interest rates impact the value of the short-term cash investments and financing activities giving rise to interest rate risk. In the ordinary course of business, the Group receives cash from its operations to fund working capital and capital expenditure requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve maximum returns while minimising risk. Where necessary, external funding is obtained to finance specific capital expenditure either through loans or private placement of equity.

The following table presents the carrying amounts and fair values of the Group's financial instruments outstanding at 31 December 2000. The fair value of the financial instruments is defined as the amount at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidated sale.

	31 December 2000		31 December 1999	
	Carrying Amount	Fair value	Carrying amount	Fair value
Financial Assets				
Investments	6 690 650	6 436 150	5 110 713	5 110 713
Receivables	6 188 612	6 188 612	2 049 188	2 049 188
Bank and cash balances	1 465 131	1 465 131	2 350 970	2 350 970
Financial Liabilities				
Interest bearing borrowings - long term	16 785 252	16 785 252	10 332 607	10 332 607
Trade payables	11 432 526	11 432 526	8 004 279	8 004 279
Bank overdraft balances	4 305 942	4 305 942	7 075 563	7 075 563
Interest bearing borrowings - current	2 917 028	2 917 028	801 405	801 405

Estimation of fair values

Receivables, trade payables, bank balances and bank overdraft
The carrying amounts are a reasonable estimate of the fair values due to the short period of maturity of such assets.

Investments
The monies in the environmental rehabilitation fund are invested in interest-bearing securities and shares. Monies paid into the debt redemption fund are invested in equity linked unit trusts. The fair value has been based on the market value of the underlying securities and investments.

Long-term and short-term interest bearing borrowings
The fair value of fixed rate long and short-term debt is estimated using the expected future payments discounted at market related interest rates.



Shareholder Information as at 31 December 2000



Analysis of shareholdings	Number of shareholders	%	Number of shares (000,s)	%
1 - 1 000	663	65,00	159	0,13
1 001 - 5 000	160	15,69	469	0,40
5 001 - 100 000	148	14,51	3 792	3,20
100 001 - 1 000 000	35	3,43	10 947	9,24
1 000 001 - over	14	1,37	103 095	87,03
	1 020	100,00	118 462	100,00

Analysis of shareholdings	Number of shareholders	%	Number of shares (000,s)	%
Directors	3	0,29	54 830	46,28
Nominee companies	84	8,24	54 587	46,09
Other companies	35	3,43	4 503	3,80
Individuals	898	88,04	4 542	3,83
	1 020	100,00	118 462	100,00

Notice of the Annual General Meeting

The Annual General Meeting of shareholders of the Company is to be held at **No.9, 5th Street, Houghton, Johannesburg, on 26 July 2001 at 8:00 am.**

DEPARTMENT: TRADE AND INDUSTRY
REPUBLIC OF SOUTH AFRICA

Zanza Building, 116 Proes Street, Pretoria 0002 P O Box 429 , Pretoria, 0001
Call Centre Tel 086 - 184 - 3384, Fax (012) 328 - 3051, www.cipro.gov.za

THE AFRIKANDER LEASE

DOCEX 35
BENONI

1500

Date:	26/08/2002
Our Reference:	12794682
Box:	**23972**
Sequence	**19**

Your Reference:

RE: Amendment to Company Registration
Company Number: 1921/006955/06
Company Name: THE AFRIKANDER LEASE

We have received a CM34 from you dated 31/12/2000.

The CM34 was accepted and placed on file.

Yours truly

Registrar of Companies

FLV

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 34

Lodgment of financial statements / Interim reports

[Sections 302 (4)(a), 302 (4)(b), 306, 329 (2), (3), (5)]

(To be lodged when company sends notice to members)

RECEIVED
2002 DEC -5 P 2:21
OFFICE OF INTERNATIONAL CORPORATE AFFAIRS

Registration No. of company
1921/006955/06

Name of holding company THE AFRIKANDER LEASE LIMITED

Names of subsidiaries (if any)	Registration Nos.
SKEAT MINING (PTY) LTD	1990/007038/07

The following documents are lodged herewith:

Annual financial statements / † group annual financial statements / † (in terms of section 302 (4)(a) / † 329 (5) of the Act for the financial year ended 31 DECEMBER 2001 20

Annual financial statements in terms of section 302 (4)(b) of the Act for the financial year ended ___ 20

Interim report in terms of section 306 / † 329 (2) of the Act for the half year ended ___ 20

Provisional annual financial statements in terms of section 306 of the Act for the financial year ended ___ 20

Rubber stamp of company, if any, or of secretaries.

* N.B. - Complete if annual financial statements in respect of subsidiaries are lodged.
Delete whichever is not applicable.

J.D. HILL & COMPANY
CHARTERED ACCOUNTANT (SA)

To be completed by company.

Lodgment of / † annual financial statements / † group annual financial statements and annual financial statements of subsidiaries / † provisional annual financial statements interim report for financial year / † half year ended

___ 20

Name of company THE AFRIKANDER LEASE LIMITED

Postal address

DOCEX 35, BENONI

Not valid unless stamped by Registrar of Companies.

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
Received
2002 -08- 19
Registrar of Companies
Date stamp of Companies Registration Office
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

CORPORATE GOVERNANCE

for the year ended 31 December 2001

The Directors endorse the Code of Corporate Practice and Conduct ("the Code") as set out in the King Report and have adopted those parts of the Code that are deemed applicable and efficient for a group of this nature and size.
In supporting the Code, the Directors recognise the need to conduct the business of the enterprise with integrity and in accordance with generally accepted corporate practice.

Board of Directors

The Board of Directors meets at least quarterly in order to set overall Company policies and takes decisions on matters of strategic importance to the group. Day-to-day management of the mining and exploration business vests with executive management.

The Chairman is involved in the day-to-day management of the business and is one of the executive directors of the board.

Company Secretary and Professional Advice

All Directors have access to the advice and service of the Company secretary, who is responsible for ensuring that board procedures are followed.

All Directors are entitled to seek independent professional advice about the affairs of the Group at the Group's expense.

Remuneration Committee

The Company is currently appointing a remuneration committee.

Audit Committee

During the year an Audit Committee was established and is an important element of the Board's system of monitoring and control. The Audit Committee comprises two non-executive Directors. The external auditors have free access to this committee. Meetings are held at least four times a year and are attended by the Group's external auditors and executive management to review the financial statements and accounting policies, the effectiveness of management information and other systems of internal control, the interim financial information and the external auditors' findings.

Internal Control Systems

The Afrikander Lease Limited and its subsidiaries continue to develop adequate systems of internal control over financial reporting and safeguarding of assets against unauthorised acquisitions, use or disposition, which will be practical for an organisation of this size. These are designed to provide reasonable assurance to the management and Board of Directors regarding the preparation of reliable published financial statements and the safeguarding of the Group's assets.

Management makes use of an external consultant to assist with the review and management of the finance department, which assists with improving the system of internal control.

There are inherent limitations in the effectiveness of any system of internal control including the possibility of human error and the circumvention or overriding of controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect to financial statement preparation and safeguarding of assets. Furthermore, the effectiveness of an internal control system can change with circumstances.

Worker Participation

The Group is committed to enabling employees to become shareholders of The Afrikander Lease Limited. The companies in the Group provide appropriate training for their employees and foster good employer/employee relations through various means including effective sharing of relevant information, consultation and the identification and resolution of conflicts. Certain key employees participate in The Afrikander Lease Limited Share Trust Scheme.

Code of Ethics

The Group is committed to the highest standards of integrity, behaviour and ethics in dealing with all its stakeholders. The Group has developed and promulgated a formal written code of ethics. All employees and Directors are required to adhere to the ethical standards contained in this Code.

Employment Equity

The Group is committed to complying with the Employment Equity Act and has submitted its plan to the Department of Labour.

The Group employs 306 people. 77% of the staff complement come from previously disadvantaged communities and 2% of the workforce are female.

The employment equity objective of the Group is to achieve workplace equity by promoting equal opportunity and fair treatment in the workplace through :

- the elimination of unfair discrimination
- the implementation of Affirmative Action measures to redress the disadvantages in employment experienced by designated groups, women and people with disabilities, in order to ensure their equitable representation in all occupational categories and levels in the workforce.

The factors which have and will continue to impact on the Group's ability to reach its objectives are:

- Current and future government policies and legislation - The Equity concept is new and still growing. Amendments to current legislation will influence the Group's five year programme;
- Economy - The Group is reliant on the current gold price and thus exposed to global economy markets;
- Socio-economy - Statistical trends have indicated that the HIV/Aids epidemic will have a large impact on the Group's current plan;
- Technology - Change in current workforce levels due to mining methods and equipment to address production issues.

The Group has achieved significant milestones since the implementation of the plan. These are :

- Developed and implemented a Health and Safety System;
- Developed and implemented a Training and Development Forum. A total of 237 employees received formal training during 2001;
- Developed the Employment Equity Plan and submitted it to the Department of Labour for recognition;
- Developed the Workplace Skills Plan and submitted it to the Mining Qualifications Authority.

STATEMENT OF RESPONSIBILITY BY THE BOARD OF DIRECTORS

for the year ended 31 December 2001

The Directors are responsible for the maintenance of accounting records and the preparation, integrity and fair presentation of the financial statements of The Afrikander Lease Limited and its subsidiaries. The financial statements, presented on pages 24 to 38, have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice and include amounts based on judgements and estimates made by Management. The Directors also prepared the additional information included in the annual report and are responsible for both its accuracy and its consistency with the financial statements.

The Directors also have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and prevent and detect fraud and other irregularities.

The going concern basis has been adopted in preparing the financial statements. The Directors have no reason to believe that the Company will not be a going concern in the foreseeable future based on forecasts and available cash resources.

The financial statements have been audited by the independent accounting firm, PricewaterhouseCoopers Inc., which was given unrestricted access to all financial records and related data, including minutes of all meetings of shareholders, the Board of Directors and committees of the Board. The Directors believe that all representations made to the independent auditors during its audit were valid and appropriate. The PricewaterhouseCoopers Inc. audit report is presented on page 23.

Approval of the Annual Financial Statements

The annual financial statements were approved by the Board of Directors on 10 May 2002 and are signed on its behalf by:

MR PE SKEAT
DIRECTOR

MR DR CUNNINGHAM
DIRECTOR

STATEMENT OF COMPLIANCE BY THE COMPANY SECRETARY

for the year ended 31 December 2001

In my opinion as Company Secretary, I hereby confirm, in terms of the Companies Act, 1973, that for the year ended 31 December 2001, the Company has lodged with the Registrar of Companies all such returns as are required of a public Company in terms of this Act and that all such returns are true, correct and up to date.

J D HILL & COMPANY
SECRETARY



REPORT OF THE INDEPENDENT AUDITORS

to the members of the Afrikander Lease Limited

We have audited the annual financial statements and Group annual financial statements set out on pages 24 to 38 for the year ended 31 December 2001. These financial statements are the responsibility of the Directors of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with statements of South African Auditing Standards. These standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements;
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit Opinion

In our opinion the financial statements fairly present, in all material respects, the financial position of the Company and the Group as at 31 December 2001 and the results of their operations, changes in equity and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice and in the manner required by the Companies Act in South Africa.

PricewaterhouseCoopers Inc.
Chartered Accountants (SA)
Registered Accountants and Auditors
SUNNINGHILL
10 May 2002

DIRECTORS' REPORT

for the year ended 31 December 2001

The Directors present their annual report which forms part of the audited financial statements of the Company and of the Group for the year ended 31 December 2001.

1.Nature of business

The Company holds mineral rights in the Klerksdorp district, in the North West Province. Mining operations had ceased for a number of years due to high cash costs and low recoveries.

Following a successful feasibility study on The Afrikander Lease Limited lease area undertaken in 1998, which indicated profitable mining of the ore body through open pit mining and using the existing CIP gold plant, the Company recommenced mining operations. The metallurgical test work was undertaken by Anglo American Research Laboratories.

During 1999, as a result of the inability of the mill to process the soft ores, the Company discontinued treating the ore using the CIP plant, and following a successful heap leach feasibility study, commenced the construction of heap leap treatment facilities which were commissioned in December 1999. The mine achieved commercial levels of production during the first quarter of 2000.

2.Financial results

The Group and Company income statements are set out on page 25. No separate segmental information is presented, as the Group operates a one-product mine, producing and selling in South Africa, with the exploration activities all undertaken in South Africa.

3.Capital expenditure

Total Group capital expenditure amounted to R26,6 million (2000: R22 million). The capital expenditure was primarily spent on mining equipment.

4.Share capital

During the year the Company issued 19 300 168 ordinary shares (2000 : 4 188 000) at an average price of R1,52 (2000: R1,08) per share to selected investors.

5.Share trust scheme

On 31 October 1998, the Company adopted The Afrikander Lease Share Trust Scheme. Under the scheme, the Company shall not make available to the Trust more than 16,250,000 or approximately 15% of the present issued share capital of the Company. The Trust held nil shares as at 31 December 2001 (2000: Nil). Refer note 13 for details on share options.

6.Dividends

No dividends in respect of ordinary shares were declared during the financial year.

7.Directorate

The following persons comprise the Board of Directors for the year ended 31 December 2001:

PE Skeat (Chairman and Managing Director)
PC Walters (Executive Director)
DR Cunningham (Non-executive Director)
JH Scholes (Non-executive Director)

In terms of the Company's Articles of Association, Messrs PE Skeat, PC Walters, DR Cunningham and JH Scholes retire at the forthcoming Annual General Meeting. During May 2002, Dean-Cunningham has resigned as a Director and will not be eligible for re-election. The other Directors, being eligible, offer themselves for re-election.

8.Secretary

The secretary of the Company is JD Hill & Company.

9.Subsidiaries

The net post acquisition accumulated losses net of profits of the subsidiaries included in the Group's retained income amounted to R59 million (2000: R23 million). Full details regarding the subsidiaries are set out on page 32.

10.Borrowing powers

The Company's Articles of Association have placed no restriction on its borrowing powers.

11.Auditors

PricewaterhouseCoopers Inc. will continue in office in accordance with Section 270(2) of the Companies Act.

INCOME STATEMENTS

for the year ended 31 December 2001

	Notes	Group 2001 R	Group 2000 R	Company 2001 R	Company 2000 R
Revenue	1.2	**90 474 749**	63 490 026	**90 474 749**	63 173 072
Working cost		**(67 871 109)**	(42 916 113)	**(34 193 726)**	(21 044 123)
Gross profit		**22 603 640**	20 573 913	**56 281 023**	42 128 949
Other net costs		**(3 353 176)**	(3 094 018)	**(863 858)**	(2 073 449)
Operating profit	2	**19 250 464**	17 479 895	**55 417 165**	40 055 500
Net finance costs	3	**(3 193 059)**	(2 814 625)	**(3 320 783)**	(2 372 662)
Provision for losses in subsidiaries	16	**-**	-	**(36 038 977)**	(23 017 568)
Profit before taxation		**16 057 405**	14 665 270	**16 057 405**	14 665 270
Taxation	4	**-**	-	**-**	-
Net profit for the year		**16 057 405**	14 665 270	**16 057 405**	14 665 270
Earnings per share (cents)	5	**13.05**	12.77		
Fully diluted earnings per share (cents)	5	**12.68**	12.37		
Headline earnings per share (cents)	5	**13.05**	12.77		


ET14

BALANCE SHEETS

at 31 December 2001

	Notes	Group 2001 R	Group 2000 R	Company 2001 R	Company 2000 R
ASSETS					
Non-current assets					
Mining assets	6	**117 470 600**	94 660 622	**110 590 918**	88 477 517
Investments in unlisted subsidiaries	7	**-**	-	**3 500 100**	3 500 100
Other investments	8	**8 379 041**	6 690 650	**8 379 041**	6 690 650
		125 849 641	101 351 272	**122 470 059**	98 668 267
Current assets					
Inventories	9	**33 376 030**	18 897 898	**33 376 030**	18 897 898
Receivables and prepayments	10	**10 483 928**	6 294 221	**8 394 136**	4 878 887
Amounts owing by related third parties	11	**114 000**	41 021	**114 000**	-
Bank and cash balances	12	**17 940 695**	1 359 522	**16 779 664**	1 304 973
		61 914 653	26 592 662	**58 663 830**	25 081 758
Total assets		**187 764 294**	127 943 934	**181 133 889**	123 750 025
EQUITY AND LIABILITIES					
Capital and reserves					
Ordinary share capital	13	**2 755 249**	2 369 246	**2 755 249**	2 369 246
Share premium		**118 762 624**	89 853 509	**118 762 624**	89 853 509
Accumulated earnings/(losses)		**8 970 465**	(7 086 940)	**8 970 465**	(7 086 940)
		130 488 338	85 135 815	**130 488 338**	85 135 815
Non-current liabilities					
Interest-bearing borrowings	14	**23 877 018**	16 785 252	**22 454 198**	16 785 252
Rehabilitation and closure cost obligations	15	**4 500 000**	4 500 000	**4 500 000**	4 500 000
Amounts owing to subsidiary	16	**-**	-	**9 539 022**	8 669 077
Amounts owing to related third parties	11	**4 056 123**	2 316 758	**4 054 998**	2 316 758
		32 433 141	23 602 010	**40 548 218**	32 271 087
Current liabilities					
Trade and other payables	17	**13 023 702**	11 432 276	**1 205 980**	1 174 168
Provisions	18	**603 739**	550 863	**-**	-
Current portion of interest-bearing borrowings	14	**5 216 840**	2 917 028	**6 639 660**	2 917 028
Bank overdraft balances	12	**5 998 534**	4 305 942	**2 251 693**	2 251 927
		24 842 815	19 206 109	**10 097 333**	6 343 123
Total equity and liabilities		**187 764 294**	127 943 934	**181 133 889**	123 750 025



STATEMENTS OF CHANGES IN EQUITY

for the year ended 31 December 2001

	Notes	Group 2001 R	Group 2000 R	Company 2001 R	Company 2000 R
Ordinary share capital					
At the beginning of the year		2 369 246	2 285 486	2 369 246	2 285 486
Issued during the year		386 003	83 760	386 003	83 760
At end of the year		2 755 249	2 369 246	2 755 249	2 369 246
Share premium					
At the beginning of the year		89 853 509	85 413 518	89 853 509	85 413 518
Issued during the year		28 909 115	4 439 991	28 909 115	4 439 991
At the end of the year		118 762 624	89 853 509	118 762 624	89 853 509
Accumulated earnings/(losses)					
At the beginning of the year		(7 086 940)	(21 752 210)	(7 086 940)	(21 752 210)
Net profit for the year		16 057 405	14 665 270	16 057 405	14 665 270
At the end of the year		8 970 465	(7 086 940)	8 970 465	(7 086 940)

CASH FLOW STATEMENTS

for the year ended 31 December 2001

	Notes	Group 2001 R	Group 2000 R	Company 2001 R	Company 2000 R
Cash flows from operating activities					
Cash generated from operations	23	7 459 027	5 800 495	42 276 519	24 361 316
Net finance costs	24	(3 193 059)	(2 531 947)	(3 320 783)	(2 089 984)
		4 265 968	3 268 548	38 955 736	22 271 332
Cash flows from investing activities					
Proceeds from disposal of assets		560 535	2 750 000	560 535	2 750 000
Additions to fixed assets	24	(16 099 366)	(6 988 335)	(15 032 633)	(6 589 154)
Increase in environmental trust		(452 545)	(782 617)	(452 545)	(782 617)
		(15 991 376)	(5 020 952)	(14 924 643)	(4 621 771)
Cash flows from financing activities					
Net proceeds from the issue of shares	24	29 295 118	4 320 000	29 295 118	4 320 000
Increase in investment in debt redemption fund		(1 235 846)	(797 320)	(1 235 846)	(797 320)
Net increase in amounts owing to subsidiaries		-	-	(35 169 032)	(22 953 836)
Net increase in amounts owing to related third parties		1 739 365	2 316 758	1 738 240	2 316 758
Payment of capital element of finance lease		(3 184 648)	(2 308 861)	(3 184 648)	(2 308 861)
		26 613 989	3 530 577	(8 556 168)	(19 423 259)
Net increase/(decrease) in cash and cash equivalents		14 888 581	1 778 173	15 474 925	(1 773 698)
Cash and cash equivalents at beginning of year		(2 946 420)	(4 724 593)	(946 954)	826 744
Cash and cash equivalents at end of year	12	11 942 161	(2 946 420)	14 527 971	(946 954)

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

for the year ended 31 December 2001

1. Accounting policies

Basis of preparation

The financial statements, which are prepared on the historical cost basis, comprise the following accounting policies which are in accordance with South African Statements of Generally Accepted Accounting Practice, and are consistent with those of the previous year.

1.1 Consolidation

Group financial information includes the financial statements of the Company and its subsidiaries. A Company in which the Group has directly or indirectly, through other subsidiary undertakings, a controlling interest, is classified as a subsidiary undertaking. The minority interest in the consolidated equity and in the consolidated results are shown separately. Any excess or deficit purchase consideration, when compared to the net book value of the subsidiary acquired, is attributable to mining assets and amortised in terms of the Group accounting policies. InterCompany accounts and transactions are eliminated on consolidation.

Income Statements

1.2 Revenue recognition

Revenue represents the proceeds from gold and silver sold. Revenue from gold and silver is recognised when the delivery is made to the final refiner.

1.3 Exploration cost

Exploration costs are expensed as incurred. Costs related to property and mineral right acquisitions are capitalised.

1.4 Employee pension benefits

The cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of the plans at intervals of not more than three years.

1.5 Earnings per share

Earnings per share is computed by dividing the net profit for the year by the weighted average number of ordinary shares issued during the year. Headline earnings per share is computed by dividing the headline earnings by the weighted averaged number of ordinary shares issued during the year. Fully diluted earnings per share is presented when the effect of potential ordinary shares is dilutive.

Balance Sheets

1.6 Property, plant and equipment

Undeveloped properties and mineral rights upon which the Company has not performed sufficient exploration work to determine whether significant mineralisation exists, are carried at original cost.

Mine development costs, including direct borrowings costs, are capitalised into mining assets up until the commercial production phase begins. All property, plant and equipment are stated at cost less depreciation or amortisation.

Amortisation of mining assets only commences after the plant has reached commercial production and is computed over the life of the mine, based on proven and probable ore reserves. Other fixed assets are depreciated on a straight line basis over their estimated useful life.

Recoverability of the long-term assets of the Company and Group, which includes development costs and undeveloped property costs, are reviewed whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Reductions in the carrying value of the long-term assets of the Company and Group are recorded to the extent that the remaining investments exceed the estimate of future discounted net cash flows.

Management's estimates of future cash flows are subject to risks and uncertainties. Therefore it is possible that changes could occur which may effect the recoverability of the Company and Group's mining assets.

The costs of waste stripping in excess of the expected pit life average stripping ratio are deferred and charged to production when the actual ratio is below the expected average ratio.

1.7 Leased assets

Leases of property, plant and equipment where the Company and Group assume substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalised at the estimated present value of the underlying lease payments. Each lease payment is allocated between the lease payment and the liability and finance charges to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in interest-bearing borrowings. The interest element of the finance charge is charged to the income statement over the lease period. The property, plant and equipment acquired under finance leasing contracts are depreciated over the useful life of the assets. All costs relating to operating leases are charged to income as incurred.

1.8 Investments

Investments are stated at cost and are only written down where the Directors are of the opinion that there has been a permanent diminution in value. Interest earned on monies paid to environmental trust funds are accrued on an annual basis.

1.9 Trade receivables

Trade receivables are carried at anticipated realisable value. Bad debts are written off during the year in which they are identified.

1.10 Inventories

Inventories, which include ore stockpiles, gold in process (including heap leach pads) and consumable stores are stated at the lower of cost or net realisable value. The cost of ore stockpiles is determined by the weighted average cost method using related production costs. The related direct production costs associated gold in process are deferred and charged to costs as the contained gold is recovered. Consumable stores are valued on the weighted average basis. Gold-in process is identified and measured from the ore stockpiles up to and including the on-site refining plant.

1.11 Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents include deposits held at call with banks and are reported net of bank overdrafts. In the balance sheet, bank and cash balances are reported separately from bank overdraft balances.

1.12 Rehabilitation and closure cost obligation

Provision is made in full for the estimated future costs of pollution control and rehabilitation, in accordance with statutory requirements. The provision reflects the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. The costs so provided are capitalised as part of mining assets and depreciated accordingly.

Annual increases in the provision are split between finance costs relating to the change in the net present value of the provisions, inflationary increases in the provision estimate and restoration costs relating to additional environmental disturbances that have occurred.

1.13 Deferred tax

The Group follows the fully comprehensive liability method of accounting for income and mining taxes, whereby deferred income and mining taxes are recognised for the tax consequences of timing differences by applying current statutory tax rates applicable to a future year to differences between the financial statements amounts and the tax bases of certain assets and liabilities. Changes in deferred tax liabilities include the impact of any tax rate changes enacted during the year.

1.14 Financial liabilities

Financial liabilities are recognised at amortised cost, namely original debt less principal payments and amortisation. Liabilities to be settled within the next period are disclosed as current liabilities.

1.15 Provisions

Provisions are recognised when the Company and Group have a present legal or constructive obligation and, as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount can be made.

1.16 Retirement benefit funds

The Group operates a defined contribution plan, funded by employee and Company contributions. The Group's contributions to the plan are charged to the income statement in the year to which they relate.

1.17 Financial instruments

Financial instruments carried on the balance sheet include investments, amounts owing to/by subsidiaries and third parties, trade receivables, bank and cash and overdraft balances, interest-bearing borrowings and trade payables. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

	Group 2001 R	Group 2000 R	Company 2001 R	Company 2000 R
2. Operating profit				
Operating profit is stated after charging the following amounts:				
Auditors' remuneration	**273 852**	266 088	**127 558**	114 954
- Audit fees	**167 754**	155 000	**67 754**	55 000
- Other services	**78 360**	95 085	**39 000**	49 285
- Expenses	**27 738**	16 003	**20 804**	10 669
Amortisation and depreciation	**7 551 211**	5 808 275	**7 181 035**	5 342 661
Exploration expenditure	**2 572 771**	2 301 774	**83 453**	-
Professional fees	**1 999 114**	1 717 632	**1 548 843**	1 126 998
- consulting fees	**1 089 499**	1 017 756	**723 489**	456 968
- other professional fees	**909 615**	699 876	**825 354**	670 030
Staff costs	**12 348 929**	10 202 008	**-**	-
- Salaries and wages	**11 972 803**	10 059 234	**-**	-
- Pension costs - defined contribution plan	**376 126**	142 774	**-**	-
Number of employees	**306**	286	**-**	-
Operating profit is stated after crediting the following amount:				
Profit on sale of assets	**420 308**	60 381	**420 308**	60 381

	Group 2001 R	Group 2000 R	Company 2001 R	Company 2000 R
3. Net finance costs				
Interest paid				
- Bank interest	**(397 339)**	(2 029 758)	**(320 187)**	(1 741 842)
- Interest on finance leases	**(3 167 000)**	(751 997)	**(3 167 000)**	(751 997)
- Other interest	**(333 044)**	(821 210)	**(289 330)**	(664 808)
Total interest paid	**(3 897 383)**	(3 602 965)	**(3 776 517)**	(3 158 647)
Interest received				
- Bank interest	**251 779**	5 723	**3 189**	3 368
- Investments	**452 545**	782 617	**452 545**	782 617
Net finance costs	**(3 193 059)**	(2 814 625)	**(3 320 783)**	(2 372 662)

4. Taxation

	Group 2001 R	Group 2000 R	Company 2001 R	Company 2000 R
South African taxation - current	-	-	-	-

No taxation has been provided for South African Mining Formula Taxation at 31 December 2001 in the Group as it has assessable tax loss carry forwards of R68,6 million (2000: R35,1 million).

No taxation has been provided for South African Mining Formula Taxation at 31 December 2001 in the Company as, although it has taxable income of R55,5 million (2000: tax loss of R9,2 million), it has unredeemed capital expenditure of R17,8 million (2000: R56,4 million) available for deduction against mining income.

These future deductions are utilisable only against income generated from the Group's current mining operation and do not expire unless the mine ceases to trade for a period of longer than one year.

A net deferred tax asset, as a result of tax losses and unredeemed capital expenditure, has not been recognised in the current period, as its recoverability is not deemed to be beyond reasonable doubt.

5. Earnings per share, fully diluted earnings per share and headline earnings per share

Earnings per share

Earnings per share has been calculated using net profit for the year of R16 057 405 (2000: net profit R14 665 270) and a weighted average number of shares of 123 029 857 (2000: 114 892 189) shares.

Fully diluted earnings per share

The calculation of fully diluted earnings per share is based on net profit of R16 057 405 (2000 : net profit R14 665 270) and the dilutive effect of employee share options resulting in 3 618 999 (2000: 3 616 667) options being in issue throughout the year.

Headline earnings per share

The headline earnings per share has been calculated using headline earnings of R16 057 405 (2000: R14 665 270) and a weighted average number of shares 123 029 857 (2000: 114 892 189) shares.

	Group		Company	
	2001	2000	**2001**	2000
	R	R	**R**	R
6. Mining assets				
a) Mining properties, mineral rights, pre-production expenditure, mine plant and office facilities				
Carrying amount at beginning of the year	**93 833 408**	85 054 810	**88 002 667**	74 207 721
- Cost	**99 485 632**	85 054 810	**93 265 707**	74 207 721
- Accumulated amortisation	**(5 652 224)**	-	**(5 263 040)**	-
Additions	**28 085 805**	21 253 822	**27 261 715**	21 085 174
Disposals	**-**	(6 823 000)	**-**	(6 823 000)
Transfer from subsidiary	**-**	-	**-**	4 795 812
Amortisation charge	**(7 248 800)**	(5 652 224)	**(7 095 434)**	(5 263 040)
Carrying amount at end of the year	**114 670 413**	93 833 408	**108 168 948**	88 002 667
- Cost	**127 571 437**	99 485 632	**120 527 422**	93 265 707
- Accumulated amortisation	**(12 901 024)**	(5 652 224)	**(12 358 474)**	(5 263 040)
b) Deferred expenditure				
Carrying amount at beginning of the year	**-**	-	**-**	-
- Cost	**-**	-	**-**	-
- Accumulated depreciation	**-**	-	**-**	-
Additions	**2 004 577**	-	**2 004 577**	-
Depreciation charge	**(81 689)**	-	**(81 689)**	-
Carrying amount at end of the year	**1 922 888**	-	**1 922 888**	-
- Cost	**2 004 577**	-	**2 004 577**	-
- Accumulated depreciation	**(81 689)**	-	**(81 689)**	-

	Group 2001 R	Group 2000 R	Company 2001 R	Company 2000 R
c) Motor vehicles				
Carrying amount at beginning of the year	**347 167**	343 509	**285 834**	301 404
- Cost	**420 509**	343 509	**346 404**	301 404
- Accumulated depreciation	**(73 342)**	-	**(60 570)**	-
Additions	**300 060**	77 000	**250 059**	45 000
Disposals	**(165 702)**	-	**(165 702)**	-
Depreciation charge	**(100 317)**	(73 342)	**(70 332)**	(60 570)
Depreciation on disposals	**25 475**	-	**25 475**	-
Carrying amount at end of the year	**406 683**	347 167	**325 334**	285 834
- Cost	**554 867**	420 509	**430 761**	346 404
- Accumulated depreciation	**(148 184)**	(73 342)	**(105 427)**	(60 570)
d) Office equipment				
Carrying amount at beginning of the year	**480 047**	177 408	**189 016**	21 255
- Cost	**562 753**	177 408	**208 067**	21 255
- Accumulated depreciation	**(82 706)**	-	**(19 051)**	-
Additions	**110 973**	385 345	**-**	186 812
Depreciation charge	**(120 404)**	(82 706)	**(15 268)**	(19 051)
Carrying amount at end of the year	**470 616**	480 047	**173 748**	189 016
- Cost	**673 726**	562 753	**208 067**	208 067
- Accumulated depreciation	**(203 110)**	(82 706)	**(34 319)**	(19 051)
Total net carrying amount as at end of the year	**117 470 600**	94 660 622	**110 590 918**	88 477 517
Owned assets	**95 111 532**	84 064 769	**88 231 850**	77 881 664
Leased assets	**22 359 068**	10 595 853	**22 359 068**	10 595 853
Total net carrying amount as at end of the year	**117 470 600**	94 660 622	**110 590 918**	88 477 517

Mining property consists of the following :
- Portion 74/38/20 of the farm Rietkuil 397;
- Portion 44 of the farm Rietkuil 397;
- The farm Elandslaagte 330.

7. Investments in unlisted subsidiaries

	Company 2001 R	Company 2000 R
Investment in unlisted subsidiaries	**3 500 100**	3 500 100
	3 500 100	3 500 100

The investment in the unlisted subsidiaries consists of:
- 100% holding (100 issued shares) in a South African Company, Skeat Mining (Proprietary) Limited. The Company is a labour service Company whose employees render mining and processing services to The Afrikander Lease Limited. The investment is shown at cost and is equal to the Directors' valuation;
- 100% holding (100 issued shares) in a South African Company, AFL Plant and Engineering (Proprietary) Limited. The Company renders mining and processing services within the Inner Basin to the Afrikander Lease Limited. The investment is shown at cost and is equal to the Directors' valuation.

	Group		Company	
	2001	2000	**2001**	2000
	R	R	**R**	R
8. Other investments				
Investments in environmental trust	**6 345 875**	5 893 330	**6 345 875**	5 893 330
- Opening balance	**5 893 330**	5 110 713	**5 893 330**	5 110 713
- Interest received	**452 545**	782 617	**452 545**	782 617
Debt redemption fund	**2 033 166**	797 320	**2 033 166**	797 320
	8 379 041	6 690 650	**8 379 041**	6 690 650

The environmental trust fund is an irrevocable trust under the Group's control and is to be used to fund the rehabilitation liabilities. Funds in the trust consist of primarily cash held in interest-bearing accounts, together with investments in South African equities.

The debt redemption fund is an equity linked unit trust investment. Contributions are made on a monthly basis, which will accumulate in order to settle the long-term loan in respect of the Heap Leach Pad (Refer note 14). The bearer of the long-term loan has an unlimited pledge and cession on this investment. For the fair value on this investment, refer to note 22.

	Group 2001	Group 2000	Company 2001	Company 2000
9. Inventories				
In-process metal	**30 490 612**	17 887 197	**30 490 612**	17 887 197
Spares and consumables	**2 885 418**	1 010 701	**2 885 418**	1 010 701
	33 376 030	18 897 898	**33 376 030**	18 897 898
10. Receivables and prepayments				
Trade receivables	**2 350 370**	2 634 653	**2 241 199**	2 404 327
Taxation	**4 945 972**	2 561 208	**4 216 988**	2 471 130
Other receivables	**3 187 586**	1 098 360	**1 935 949**	3 430
	10 483 928	6 294 221	**8 394 136**	4 878 887
11. Amounts owing by/(to) related third parties				
Amount owing by Benoryn Investment Holdings (Proprietary) Limited	**114 000**	41 021	**114 000**	-
Amount owing to Benoryn Investment Holdings (Proprietary) Limited	**(4 056 123)**	(2 316 758)	**(4 054 998)**	(2 316 758)

The above loans are unsecured, interest-free and there are no fixed terms of repayment.

	Group 2001	Group 2000	Company 2001	Company 2000
12. Cash and cash equivalents				
Bank and cash balances	**17 940 695**	1 359 522	**16 779 664**	1 304 973
Bank overdraft	**(5 998 534)**	(4 305 942)	**(2 251 693)**	(2 251 927)
	11 942 161	(2 946 420)	**14 527 971**	(946 954)

	Company 2001 R	Company 2000 R
13. Ordinary share capital		
Authorised: 200 000 000 ordinary shares of 2c each (2000: 200 000 000 ordinary shares of 2c each)	**4 000 000**	4 000 000
Issued: 137 762 456 ordinary shares of 2c each (2000: 118 462 288 ordinary shares of 2c each)	**2 755 249**	2 369 246

The remaining unissued shares, namely 62 237 544 ordinary shares (2000 :81 537 712), are under the control of the Directors until the forthcoming annual general meeting.

Share options

Movement in the number of share options outstanding are as follows:

	Company No. of share options 2001	Company No. of share options 2000
At the beginning of the year	**3 616 667**	3 280 000
Granted during the year	**1 365 000**	336 667
Exercised during the year	**(1 362 668)**	-
At the end of the year	**3 618 999**	3 616 667

An options granted to a participant in The Afrikander Lease Share Option Scheme shall remain open for exercise for a period of five years from the date the option is granted. When a participant exercises his option in respect of some or all of the shares which are subject to that option, the price payable for such options shall be paid in equal tranches at any time during the third, fourth and fifth years after the exercise date.

Share options were granted as follows:

Date Granted	No. of Options	Option Price (Rand)	Expiry Date
April 1999	3 280 000	0.90	April 2004
January 2000	336 667	1.25	January 2005
November 2001	1 365 000	1.82	November 2006

Options exercised on 26 April 2001 resulted in 1 036 667 shares being issued at a price of R1,53 and options exercised on 11 November 2001 resulted in 326 001 shares being issued at a price of R2,42, yielding the following aggregate proceeds:

	R	R
Ordinary share capital - at par	**27 253**	-
Share premium proceeds	**1 267 865**	-
	1 295 118	-

	Group 2001 R	Group 2000 R	Company 2001 R	Company 2000 R
14. Interest-bearing borrowings				
a) Heap leach pad loan	**8 804 442**	8 924 040	**8 804 442**	8 924 040
b) Elution plant and other finance lease liabilities				
Present value of finance lease obligations payable within 1 year	**5 216 840**	2 917 028	**5 216 840**	2 917 028
Minimum lease payments	**7 409 990**	4 190 550	**7 409 990**	4 190 550
Finance charges	**(2 193 150)**	(1 273 522)	**(2 193 150)**	(1 273 522)
Present value of finance lease obligations payable within 2 to 5 years	**15 072 576**	7 861 212	**15 072 576**	7 861 212
Minimum lease payments	**17 823 867**	10 508 998	**17 823 867**	10 508 998
Finance charges	**(2 751 291)**	(2 647 786)	**(2 751 291)**	(2 647 786)
Total borrowings	**29 093 858**	19 702 280	**29 093 858**	19 702 280
Short-term portion of finance leases	**(5 216 840)**	(2 917 028)	**(6 639 660)**	(2 917 028)
Total long-term borrowings	**23 877 018**	16 785 252	**22 454 198**	16 785 252

a) Heap leach pad loan

A medium-term loan was obtained for the metallurgical design, acquisition, installation, commissioning and overseeing of the construction of the heap leach pad. This loan is repayable in the year 2005. Monthly interest is payable at prime plus 0,75%.

Securities held in respect of the loan are as follows:

i) R5 million of equipment selected by the borrower on the basis of current auction values;
ii) R3 million to be made up of all equipment purchased for the construction of the heap leach pad;
iii) Cession of the mineral rights of the Southern portion of the property of an amount of R11.1 million;
iv) Pledge and cession, in favour of the bank, of all short-term insurance policies covering the heap leach pad and batch elution plant financed by the bank.

b) Elution plant and other finance lease liabilities

An instalment finance lease liability was obtained for the purchase of equipment required for the construction, installation and commissioning of the batch elution plant. Other finance lease liabilities were obtained for the purchase of equipment required for mining operations. Monthly instalments payable range from R73 324 (2000: R99 259) to R151 374 (2000: R145 337) and are payable from April 2000 to September 2006. Interest rates are linked to prime and range from prime less 2,5% to prime less 0,5%.

15. Rehabilitation and closure cost obligation

	Group		Company	
	2001	2000	**2001**	2000
	R	R	**R**	R
Accrued provision for environmental rehabilitation	**4 500 000**	4 500 000	**4 500 000**	4 500 000
	4 500 000	4 500 000	**4 500 000**	4 500 000

While the ultimate amount of the rehabilitation costs to be incurred in the future is uncertain, the Group has estimated that the total cost of rehabilitation after exploitation of all the resources of the mining lease area, in current monetary terms, will be R4,5 million.

16. Amounts owing to subsidiary

	Group 2001	Group 2000	Company 2001	Company 2000
Amount owing by Skeat Mining (Proprietary) Limited			**49 517 523**	14 348 491
Provisions for losses in subsidiaries			**(59 056 545)**	(23 017 568)
			(9 539 022)	(8 669 077)

The loan owing to Skeat Mining (Proprietary) Limited, a 100% owned subsidiary, is unsecured, interest-free, and there are no fixed terms of repayment.

17. Trade and other payables

	Group 2001	Group 2000	Company 2001	Company 2000
Trade payables	**12 253 677**	10 410 031	**650 322**	492 455
Accruals	**770 025**	800 245	**555 658**	459 713
Other payables	**-**	222 000	**-**	222 000
	13 023 702	11 432 276	**1 205 980**	1 174 168

18. Provisions

	Group		
	Leave pay	Overtime	Total
	R	R	R
At 31 December 1999	183 985	47 534	231 519
Additional provisions	566 083	96 330	662 413
Utilised during the year	(295 535)	(47 534)	(343 069)
At 31 December 2000	454 533	96 330	550 863
Additional provisions	381 080	86 322	467 402
Utilised during the year	(318 196)	(96 330)	(414 526)
At 31 December 2001	517 417	86 322	603 739

	Group 2001 R	Group 2000 R	Company 2001 R	Company 2000 R
19. Commitments				
- Capital expenditure commitments contracted for	**3 000 000**	-	**3 000 000**	-
- Capital expenditure commitment authorised by the Directors but not yet contracted for	**1 250 000**	5 466 731	**-**	5 466 731
	4 250 000	5 466 731	**3 000 000**	5 466 731

The above expenditure will be funded from cash generated from operations during the year.

20. Retirement benefit funds

The Group participates in a defined contribution fund for the benefit of its employees. All employees participate in the Skeat Mining Provident Fund, which is a defined contribution plan whereby the Group's obligation is limited to the amount contributed to the fund on a monthly basis. The Group contributed R376 126 (2000 : R142 774) to the defined contribution plan for the financial year.

21. Related party transactions

Name of Company	Nature of relationship	Nature of transactions	Aggregate transaction value R	Amount due to R	Amount due from R
Group and Company					
Benoryn Investment Holdings (Proprietary) Limited	Company owned by common owner	Loan	1 612 500	4 002 236	114 000
Benoryn Investment Holdings (Proprietary) Limited	Company owned by common owner	Rental of equipment	4 476 488	-	-
Benoryn Investment Holdings (Proprietary) Limited	Company owned by common owner	Stores inventory bought	1 745 000	Balance owing included in loan above	-
Ravenscrest Proprietary Holdings (Proprietary) Limited	Company owned by common owner	Rental of mining equipment (at estimated market value)	483 775	No charge was made by Ravencrest Proprietary Holdings (Proprietary) Limited to the Company	-
Micofin (Pty) Limited	Company owned by a non-executive Director	Consulting services	200 000		

Interest of Directors in share capital

At the accounting date, the Directors were beneficially directly or indirectly interested in 55 812 686 (2000: 54 829 752) of the issued ordinary shares of the Company.

Share options granted to Directors

Share options were granted to Directors on the same terms and conditions as those offered to other employees of the Company (Note 13). The aggregate number of share options granted to the Directors of the Company during the year was 100 000 (2000: 2 400 000) share options. The outstanding number of share options granted to Directors of the Company at the end of the year was 1 866 668 (2000: 2 400 000) share options.

Directors' interest in contracts

No contracts involving Directors' interest were entered into in the current year.

	2001 R	2000 R
Directors' fees and remuneration		
Executive Directors	**383 745**	13 410
- Salaries	**86 704**	12 000
- Gains made on the exercise of share options	**290 837**	-
- Medical aid scheme contributions	**6 204**	1 410
Non-executive Directors	**303 870**	-
- Other services	**200 000**	-
- Gains made on the exercise of share options	**103 870**	-
	687 615	13 410

22. Financial instruments

The Group minimises its credit risks by placing its cash and equivalents with major banks and financial institutions located in South Africa, after evaluating the credit rating of the respective financial institutions. The Group believes that no concentration of credit risk exists with respect to cash and equivalents.

The Group's principal product is gold bullion. The Group sells its gold to a reputable gold refiner and because of the international market for gold, any loss of its existing customers would not have a materially adverse impact on the Group.

Fluctuating interest rates impact the value of the short-term cash investments and financing activities giving rise to interest rate risk. In the ordinary course of business, the Group receives cash from its operations to fund working capital and capital expenditure requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve maximum returns while minimising risk. Where necessary, external funding is obtained to finance specific capital expenditure either through loans or private placement of equity.

The following table presents the carrying amounts and fair values of the Group's financial instruments outstanding at 31 December 2001. The fair value of the financial instruments is defined as the amount at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidated sale.

	31 Dec 2001		31 Dec 2000	
	Carrying Amount	**Fair value**	Carrying Amount	Fair value
Financial Assets				
Investment - Rehabilitation Trust Fund	**6 345 875**	**5 087 109**	5 893 330	5 893 330
Investment - Debt Redemption Fund	**2 033 166**	**1 588 485**	797 320	542 820
Receivables	**10 483 928**	**10 483 928**	6 294 221	6 294 221
Bank and cash balances	**17 940 695**	**17 940 695**	1 359 522	1 359 522
Financial Liabilities				
Interest-bearing borrowings - long-term	**23 877 018**	**23 877 018**	16 785 252	16 785 252
Trade payables	**13 023 702**	**13 023 702**	11 432 526	11 432 526
Bank overdraft balances	**5 998 534**	**5 998 534**	4 305 942	4 305 942
Interest-bearing borrowings - current	**5 216 840**	**5 216 840**	2 917 028	2 917 028

Estimation of fair values

Receivables, trade payables, bank balances and bank overdraft

The carrying amounts are a reasonable estimate of the fair values due to the short period of maturity of such assets.

Investments

The monies in the environmental rehabilitation fund are invested in interest-bearing securities and shares. Monies paid into the debt redemption fund are invested in equity linked unit trusts. The fair value has been based on the market value of the underlying securities and investments.

Long-term and short-term interest-bearing borrowings

The fair value of fixed rate long and short-term debt is estimated using the expected future payments discounted at market-related interest rates.

DEPARTMENT: TRADE AND INDUSTRY
REPUBLIC OF SOUTH AFRICA

Zanza Building, 116 Proes Street, Pretoria 0002 P O Box 429 , Pretoria, 0001
Call Centre Tel 086 - 184 - 3384, Fax (012) 328 - 3051, www.cipro.gov.za

THE AFRIKANDER LEASE

P O BOX 492
BENONI

1500

Date: 26/08/2002
Our Reference: 12794677
Box: **23972**
Sequence **18**

Your Reference:

RE: Amendment to Company Registration
Company Number: 1921/006955/06
Company Name: **THE AFRIKANDER LEASE**

We have received a CM34 from you dated 31/12/2001.

The CM34 was accepted and placed on file.

Yours truly

Registrar of Companies

FLV

Docex 13/8/02

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 34

Lodgment of financial statements / Interim reports

[Sections 302 (4)(a), 302 (4)(b), 306, 329 (2), (3), (5)]

RECEIVED
2002 DEC -6 P 2:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

(To be lodged when company sends notice to members)

Registration No. of company
1921/006955/06

Name of holding company THE AFRIKANDER LEASE LIMITED

Names of subsidiaries (if any)	Registration Nos.
SKEAT MINING (PTY) LTD	1990/007038/07

The following documents are lodged herewith:

Annual financial statements / † group annual financial statements / † (in terms of section 302 (4)(a) / † 329 (5) of the Act for the financial year ended 31 DECEMBER 2001 20

Annual financial statements in terms of section 302 (4)(b) of the Act for the financial year ended 20

Interim report in terms of section 306 / † 329 (2) of the Act for the half year ended 20

Provisional annual financial statements in terms of section 306 of the Act for the financial year ended 20

Rubber stamp of company, if any, or of secretaries.

* N.B. - Complete if annual financial statements in respect of subsidiaries are lodged. Delete whichever is not applicable.

J.D. HILL & COMPANY
CHARTERED ACCOUNTANT (SA)

To be completed by company.

Lodgment of / † annual financial statements / † group annual financial statements and annual financial statements of subsidiaries / † provisional annual financial statements interim report for financial year / † half year ended 20

Name of company THE AFRIKANDER LEASE LIMITED

Postal address

DOCEX 35, BENONI

Not valid unless stamped by Registrar of Companies.

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
Received
2002 -08- 19
Registrar of Companies
Date stamp of Companies Registration Office
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

CORPORATE GOVERNANCE

for the year ended 31 December 2001

The Directors endorse the Code of Corporate Practice and Conduct ("the Code") as set out in the King Report and have adopted those parts of the Code that are deemed applicable and efficient for a group of this nature and size.
In supporting the Code, the Directors recognise the need to conduct the business of the enterprise with integrity and in accordance with generally accepted corporate practice.

Board of Directors

The Board of Directors meets at least quarterly in order to set overall Company policies and takes decisions on matters of strategic importance to the group. Day-to-day management of the mining and exploration business vests with executive management.

The Chairman is involved in the day-to-day management of the business and is one of the executive directors of the board.

Company Secretary and Professional Advice

All Directors have access to the advice and service of the Company secretary, who is responsible for ensuring that board procedures are followed.

All Directors are entitled to seek independent professional advice about the affairs of the Group at the Group's expense.

Remuneration Committee

The Company is currently appointing a remuneration committee.

Audit Committee

During the year an Audit Committee was established and is an important element of the Board's system of monitoring and control. The Audit Committee comprises two non-executive Directors. The external auditors have free access to this committee. Meetings are held at least four times a year and are attended by the Group's external auditors and executive management to review the financial statements and accounting policies, the effectiveness of management information and other systems of internal control, the interim financial information and the external auditors' findings.

Internal Control Systems

The Afrikander Lease Limited and its subsidiaries continue to develop adequate systems of internal control over financial reporting and safeguarding of assets against unauthorised acquisitions, use or disposition, which will be practical for an organisation of this size. These are designed to provide reasonable assurance to the management and Board of Directors regarding the preparation of reliable published financial statements and the safeguarding of the Group's assets.

Management makes use of an external consultant to assist with the review and management of the finance department, which assists with improving the system of internal control.

There are inherent limitations in the effectiveness of any system of internal control including the possibility of human error and the circumvention or overriding of controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect to financial statement preparation and safeguarding of assets. Furthermore, the effectiveness of an internal control system can change with circumstances.

Worker Participation

The Group is committed to enabling employees to become shareholders of The Afrikander Lease Limited. The companies in the Group provide appropriate training for their employees and foster good employer/employee relations through various means including effective sharing of relevant information, consultation and the identification and resolution of conflicts. Certain key employees participate in The Afrikander Lease Limited Share Trust Scheme.

Code of Ethics

The Group is committed to the highest standards of integrity, behaviour and ethics in dealing with all its stakeholders. The Group has developed and promulgated a formal written code of ethics. All employees and Directors are required to adhere to the ethical standards contained in this Code.

Employment Equity

The Group is committed to complying with the Employment Equity Act and has submitted its plan to the Department of Labour.

The Group employs 306 people. 77% of the staff complement come from previously disadvantaged communities and 2% of the workforce are female.

The employment equity objective of the Group is to achieve workplace equity by promoting equal opportunity and fair treatment in the workplace through :

- the elimination of unfair discrimination
- the implementation of Affirmative Action measures to redress the disadvantages in employment experienced by designated groups, women and people with disabilities, in order to ensure their equitable representation in all occupational categories and levels in the workforce.

The factors which have and will continue to impact on the Group's ability to reach its objectives are:

- Current and future government policies and legislation - The Equity concept is new and still growing. Amendments to current legislation will influence the Group's five year programme;
- Economy - The Group is reliant on the current gold price and thus exposed to global economy markets;
- Socio-economy - Statistical trends have indicated that the HIV/Aids epidemic will have a large impact on the Group's current plan;
- Technology - Change in current workforce levels due to mining methods and equipment to address production issues.

The Group has achieved significant milestones since the implementation of the plan. These are :

- Developed and implemented a Health and Safety System;
- Developed and implemented a Training and Development Forum. A total of 237 employees received formal training during 2001;
- Developed the Employment Equity Plan and submitted it to the Department of Labour for recognition;
- Developed the Workplace Skills Plan and submitted it to the Mining Qualifications Authority.

STATEMENT OF RESPONSIBILITY BY THE BOARD OF DIRECTORS

for the year ended 31 December 2001

The Directors are responsible for the maintenance of accounting records and the preparation, integrity and fair presentation of the financial statements of The Afrikander Lease Limited and its subsidiaries. The financial statements, presented on pages 24 to 38, have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice and include amounts based on judgements and estimates made by Management. The Directors also prepared the additional information included in the annual report and are responsible for both its accuracy and its consistency with the financial statements.

The Directors also have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and prevent and detect fraud and other irregularities.

The going concern basis has been adopted in preparing the financial statements. The Directors have no reason to believe that the Company will not be a going concern in the foreseeable future based on forecasts and available cash resources.

The financial statements have been audited by the independent accounting firm, PricewaterhouseCoopers Inc., which was given unrestricted access to all financial records and related data, including minutes of all meetings of shareholders, the Board of Directors and committees of the Board. The Directors believe that all representations made to the independent auditors during its audit were valid and appropriate. The PricewaterhouseCoopers Inc. audit report is presented on page 23.

Approval of the Annual Financial Statements

The annual financial statements were approved by the Board of Directors on 10 May 2002 and are signed on its behalf by:

MR PE SKEAT
DIRECTOR

MR DR CUNNINGHAM
DIRECTOR

STATEMENT OF COMPLIANCE BY THE COMPANY SECRETARY

for the year ended 31 December 2001

In my opinion as Company Secretary, I hereby confirm, in terms of the Companies Act, 1973, that for the year ended 31 December 2001, the Company has lodged with the Registrar of Companies all such returns as are required of a public Company in terms of this Act and that all such returns are true, correct and up to date.

J D HILL & COMPANY
SECRETARY



REPORT OF THE INDEPENDENT AUDITORS

to the members of the Afrikander Lease Limited

We have audited the annual financial statements and Group annual financial statements set out on pages 24 to 38 for the year ended 31 December 2001. These financial statements are the responsibility of the Directors of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with statements of South African Auditing Standards. These standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements;
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit Opinion

In our opinion the financial statements fairly present, in all material respects, the financial position of the Company and the Group as at 31 December 2001 and the results of their operations, changes in equity and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice and in the manner required by the Companies Act in South Africa.

PricewaterhouseCoopers Inc.
Chartered Accountants (SA)
Registered Accountants and Auditors
SUNNINGHILL
10 May 2002

DIRECTORS' REPORT

for the year ended 31 December 2001

The Directors present their annual report which forms part of the audited financial statements of the Company and of the Group for the year ended 31 December 2001.

1.Nature of business

The Company holds mineral rights in the Klerksdorp district, in the North West Province. Mining operations had ceased for a number of years due to high cash costs and low recoveries.

Following a successful feasibility study on The Afrikander Lease Limited lease area undertaken in 1998, which indicated profitable mining of the ore body through open pit mining and using the existing CIP gold plant, the Company recommenced mining operations. The metallurgical test work was undertaken by Anglo American Research Laboratories.

During 1999, as a result of the inability of the mill to process the soft ores, the Company discontinued treating the ore using the CIP plant, and following a successful heap leach feasibility study, commenced the construction of heap leap treatment facilities which were commissioned in December 1999. The mine achieved commercial levels of production during the first quarter of 2000.

2.Financial results

The Group and Company income statements are set out on page 25. No separate segmental information is presented, as the Group operates a one-product mine, producing and selling in South Africa, with the exploration activities all undertaken in South Africa.

3.Capital expenditure

Total Group capital expenditure amounted to R26,6 million (2000: R22 million). The capital expenditure was primarily spent on mining equipment.

4.Share capital

During the year the Company issued 19 300 168 ordinary shares (2000 : 4 188 000) at an average price of R1,52 (2000: R1,08) per share to selected investors.

5.Share trust scheme

On 31 October 1998, the Company adopted The Afrikander Lease Share Trust Scheme. Under the scheme, the Company shall not make available to the Trust more than 16,250,000 or approximately 15% of the present issued share capital of the Company. The Trust held nil shares as at 31 December 2001 (2000: Nil). Refer note 13 for details on share options.

6.Dividends

No dividends in respect of ordinary shares were declared during the financial year.

7.Directorate

The following persons comprise the Board of Directors for the year ended 31 December 2001:

PE Skeat (Chairman and Managing Director)
PC Walters (Executive Director)
DR Cunningham (Non-executive Director)
JH Scholes (Non-executive Director)

In terms of the Company's Articles of Association, Messrs PE Skeat, PC Walters, DR Cunningham and JH Scholes retire at the forthcoming Annual General Meeting. During May 2002, Dean Cunningham has resigned as a Director and will not be eligible for re-election. The other Directors, being eligible, offer themselves for re-election.

8.Secretary

The secretary of the Company is JD Hill & Company.

9.Subsidiaries

The net post acquisition accumulated losses net of profits of the subsidiaries included in the Group's retained income amounted to R59 million (2000: R23 million). Full details regarding the subsidiaries are set out on page 32.

10.Borrowing powers

The Company's Articles of Association have placed no restriction on its borrowing powers.

11.Auditors

PricewaterhouseCoopers Inc. will continue in office in accordance with Section 270(2) of the Companies Act.

INCOME STATEMENTS

for the year ended 31 December 2001

	Notes	Group 2001 R	Group 2000 R	Company 2001 R	Company 2000 R
Revenue	1.2	**90 474 749**	63 490 026	**90 474 749**	63 173 072
Working cost		**(67 871 109)**	(42 916 113)	**(34 193 726)**	(21 044 123)
Gross profit		**22 603 640**	20 573 913	**56 281 023**	42 128 949
Other net costs		**(3 353 176)**	(3 094 018)	**(863 858)**	(2 073 449)
Operating profit	2	**19 250 464**	17 479 895	**55 417 165**	40 055 500
Net finance costs	3	**(3 193 059)**	(2 814 625)	**(3 320 783)**	(2 372 662)
Provision for losses in subsidiaries	16	**-**	-	**(36 038 977)**	(23 017 568)
Profit before taxation		**16 057 405**	14 665 270	**16 057 405**	14 665 270
Taxation	4	**-**	-	**-**	-
Net profit for the year		**16 057 405**	14 665 270	**16 057 405**	14 665 270
Earnings per share (cents)	5	**13.05**	12.77		
Fully diluted earnings per share (cents)	5	**12.68**	12.37		
Headline earnings per share (cents)	5	**13.05**	12.77		


ET14

BALANCE SHEETS

at 31 December 2001

	Notes	Group 2001 R	Group 2000 R	Company 2001 R	Company 2000 R
ASSETS					
Non-current assets					
Mining assets	6	**117 470 600**	94 660 622	**110 590 918**	88 477 517
Investments in unlisted subsidiaries	7	**-**	-	**3 500 100**	3 500 100
Other investments	8	**8 379 041**	6 690 650	**8 379 041**	6 690 650
		125 849 641	101 351 272	**122 470 059**	98 668 267
Current assets					
Inventories	9	**33 376 030**	18 897 898	**33 376 030**	18 897 898
Receivables and prepayments	10	**10 483 928**	6 294 221	**8 394 136**	4 878 887
Amounts owing by related third parties	11	**114 000**	41 021	**114 000**	-
Bank and cash balances	12	**17 940 695**	1 359 522	**16 779 664**	1 304 973
		61 914 653	26 592 662	**58 663 830**	25 081 758
Total assets		**187 764 294**	127 943 934	**181 133 889**	123 750 025
EQUITY AND LIABILITIES					
Capital and reserves					
Ordinary share capital	13	**2 755 249**	2 369 246	**2 755 249**	2 369 246
Share premium		**118 762 624**	89 853 509	**118 762 624**	89 853 509
Accumulated earnings/(losses)		**8 970 465**	(7 086 940)	**8 970 465**	(7 086 940)
		130 488 338	85 135 815	**130 488 338**	85 135 815
Non-current liabilities					
Interest-bearing borrowings	14	**23 877 018**	16 785 252	**22 454 198**	16 785 252
Rehabilitation and closure cost obligations	15	**4 500 000**	4 500 000	**4 500 000**	4 500 000
Amounts owing to subsidiary	16	**-**	-	**9 539 022**	8 669 077
Amounts owing to related third parties	11	**4 056 123**	2 316 758	**4 054 998**	2 316 758
		32 433 141	23 602 010	**40 548 218**	32 271 087
Current liabilities					
Trade and other payables	17	**13 023 702**	11 432 276	**1 205 980**	1 174 168
Provisions	18	**603 739**	550 863	**-**	-
Current portion of interest-bearing borrowings	14	**5 216 840**	2 917 028	**6 639 660**	2 917 028
Bank overdraft balances	12	**5 998 534**	4 305 942	**2 251 693**	2 251 927
		24 842 815	19 206 109	**10 097 333**	6 343 123
Total equity and liabilities		**187 764 294**	127 943 934	**181 133 889**	123 750 025



STATEMENTS OF CHANGES IN EQUITY

for the year ended 31 December 2001

	Notes	Group 2001 R	Group 2000 R	Company 2001 R	Company 2000 R
Ordinary share capital					
At the beginning of the year		**2 369 246**	2 285 486	**2 369 246**	2 285 486
Issued during the year		**386 003**	83 760	**386 003**	83 760
At end of the year		**2 755 249**	2 369 246	**2 755 249**	2 369 246
Share premium					
At the beginning of the year		**89 853 509**	85 413 518	**89 853 509**	85 413 518
Issued during the year		**28 909 115**	4 439 991	**28 909 115**	4 439 991
At the end of the year		**118 762 624**	89 853 509	**118 762 624**	89 853 509
Accumulated earnings/(losses)					
At the beginning of the year		**(7 086 940)**	(21 752 210)	**(7 086 940)**	(21 752 210)
Net profit for the year		**16 057 405**	14 665 270	**16 057 405**	14 665 270
At the end of the year		**8 970 465**	(7 086 940)	**8 970 465**	(7 086 940)

CASH FLOW STATEMENTS

for the year ended 31 December 2001

	Notes	Group 2001 R	Group 2000 R	Company 2001 R	Company 2000 R
Cash flows from operating activities					
Cash generated from operations	23	**7 459 027**	5 800 495	**42 276 519**	24 361 316
Net finance costs	24	**(3 193 059)**	(2 531 947)	**(3 320 783)**	(2 089 984)
		4 265 968	3 268 548	**38 955 736**	22 271 332
Cash flows from investing activities					
Proceeds from disposal of assets		**560 535**	2 750 000	**560 535**	2 750 000
Additions to fixed assets	24	**(16 099 366)**	(6 988 335)	**(15 032 633)**	(6 589 154)
Increase in environmental trust		**(452 545)**	(782 617)	**(452 545)**	(782 617)
		(15 991 376)	(5 020 952)	**(14 924 643)**	(4 621 771)
Cash flows from financing activities					
Net proceeds from the issue of shares	24	**29 295 118**	4 320 000	**29 295 118**	4 320 000
Increase in investment in debt redemption fund		**(1 235 846)**	(797 320)	**(1 235 846)**	(797 320)
Net increase in amounts owing to subsidiaries		**-**	-	**(35 169 032)**	(22 953 836)
Net increase in amounts owing to related third parties		**1 739 365**	2 316 758	**1 738 240**	2 316 758
Payment of capital element of finance lease		**(3 184 648)**	(2 308 861)	**(3 184 648)**	(2 308 861)
		26 613 989	3 530 577	**(8 556 168)**	(19 423 259)
Net increase/(decrease) in cash and cash equivalents		**14 888 581**	1 778 173	**15 474 925**	(1 773 698)
Cash and cash equivalents at beginning of year		**(2 946 420)**	(4 724 593)	**(946 954)**	826 744
Cash and cash equivalents at end of year	12	**11 942 161**	(2 946 420)	**14 527 971**	(946 954)

NOTES TO THE ANNUAL FINANCIAL STATEMENTS

for the year ended 31 December 2001

1. Accounting policies

Basis of preparation

The financial statements, which are prepared on the historical cost basis, comprise the following accounting policies which are in accordance with South African Statements of Generally Accepted Accounting Practice, and are consistent with those of the previous year.

1.1 Consolidation

Group financial information includes the financial statements of the Company and its subsidiaries. A Company in which the Group has directly or indirectly, through other subsidiary undertakings, a controlling interest, is classified as a subsidiary undertaking. The minority interest in the consolidated equity and in the consolidated results are shown separately. Any excess or deficit purchase consideration, when compared to the net book value of the subsidiary acquired, is attributable to mining assets and amortised in terms of the Group accounting policies. InterCompany accounts and transactions are eliminated on consolidation.

Income Statements

1.2 Revenue recognition

Revenue represents the proceeds from gold and silver sold. Revenue from gold and silver is recognised when the delivery is made to the final refiner.

1.3 Exploration cost

Exploration costs are expensed as incurred. Costs related to property and mineral right acquisitions are capitalised.

1.4 Employee pension benefits

The cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of the plans at intervals of not more than three years.

1.5 Earnings per share

Earnings per share is computed by dividing the net profit for the year by the weighted average number of ordinary shares issued during the year. Headline earnings per share is computed by dividing the headline earnings by the weighted averaged number of ordinary shares issued during the year. Fully diluted earnings per share is presented when the effect of potential ordinary shares is dilutive.

Balance Sheets

1.6 Property, plant and equipment

Undeveloped properties and mineral rights upon which the Company has not performed sufficient exploration work to determine whether significant mineralisation exists, are carried at original cost.

Mine development costs, including direct borrowings costs, are capitalised into mining assets up until the commercial production phase begins. All property, plant and equipment are stated at cost less depreciation or amortisation.

Amortisation of mining assets only commences after the plant has reached commercial production and is computed over the life of the mine, based on proven and probable ore reserves. Other fixed assets are depreciated on a straight line basis over their estimated useful life.

Recoverability of the long-term assets of the Company and Group, which includes development costs and undeveloped property costs, are reviewed whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Reductions in the carrying value of the long-term assets of the Company and Group are recorded to the extent that the remaining investments exceed the estimate of future discounted net cash flows.

Management's estimates of future cash flows are subject to risks and uncertainties. Therefore it is possible that changes could occur which may effect the recoverability of the Company and Group's mining assets.

The costs of waste stripping in excess of the expected pit life average stripping ratio are deferred and charged to production when the actual ratio is below the expected average ratio.

1.7 Leased assets

Leases of property, plant and equipment where the Company and Group assume substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalised at the estimated present value of the underlying lease payments. Each lease payment is allocated between the lease payment and the liability and finance charges to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in interest-bearing borrowings. The interest element of the finance charge is charged to the income statement over the lease period. The property, plant and equipment acquired under finance leasing contracts are depreciated over the useful life of the assets. All costs relating to operating leases are charged to income as incurred.

1.8 Investments

Investments are stated at cost and are only written down where the Directors are of the opinion that there has been a permanent diminution in value. Interest earned on monies paid to environmental trust funds are accrued on an annual basis.

1.9 Trade receivables

Trade receivables are carried at anticipated realisable value. Bad debts are written off during the year in which they are identified.

1.10 Inventories

Inventories, which include ore stockpiles, gold in process (including heap leach pads) and consumable stores are stated at the lower of cost or net realisable value. The cost of ore stockpiles is determined by the weighted average cost method using related production costs. The related direct production costs associated gold in process are deferred and charged to costs as the contained gold is recovered. Consumable stores are valued on the weighted average basis. Gold in process is identified and measured from the ore stockpiles up to and including the on-site refining plant.

1.11 Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents include deposits held at call with banks and are reported net of bank overdrafts. In the balance sheet, bank and cash balances are reported separately from bank overdraft balances.

1.12 Rehabilitation and closure cost obligation

Provision is made in full for the estimated future costs of pollution control and rehabilitation, in accordance with statutory requirements. The provision reflects the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. The costs so provided are capitalised as part of mining assets and depreciated accordingly.

Annual increases in the provision are split between finance costs relating to the change in the net present value of the provisions, inflationary increases in the provision estimate and restoration costs relating to additional environmental disturbances that have occurred.

1.13 Deferred tax

The Group follows the fully comprehensive liability method of accounting for income and mining taxes, whereby deferred income and mining taxes are recognised for the tax consequences of timing differences by applying current statutory tax rates applicable to a future year to differences between the financial statements amounts and the tax bases of certain assets and liabilities. Changes in deferred tax liabilities include the impact of any tax rate changes enacted during the year.

1.14 Financial liabilities

Financial liabilities are recognised at amortised cost, namely original debt less principal payments and amortisation. Liabilities to be settled within the next period are disclosed as current liabilities.

1.15 Provisions

Provisions are recognised when the Company and Group have a present legal or constructive obligation and, as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount can be made.

1.16 Retirement benefit funds

The Group operates a defined contribution plan, funded by employee and Company contributions. The Group's contributions to the plan are charged to the income statement in the year to which they relate.

1.17 Financial instruments

Financial instruments carried on the balance sheet include investments, amounts owing to/by subsidiaries and third parties, trade receivables, bank and cash and overdraft balances, interest-bearing borrowings and trade payables. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

	Group 2001 R	Group 2000 R	Company 2001 R	Company 2000 R
2. Operating profit				
Operating profit is stated after charging the following amounts:				
Auditors' remuneration	273 852	266 088	127 558	114 954
- Audit fees	167 754	155 000	67 754	55 000
- Other services	78 360	95 085	39 000	49 285
- Expenses	27 738	16 003	20 804	10 669
Amortisation and depreciation	7 551 211	5 808 275	7 181 035	5 342 661
Exploration expenditure	2 572 771	2 301 774	83 453	-
Professional fees	1 999 114	1 717 632	1 548 843	1 126 998
- consulting fees	1 089 499	1 017 756	723 489	456 968
- other professional fees	909 615	699 876	825 354	670 030
Staff costs	12 348 929	10 202 008	-	-
- Salaries and wages	11 972 803	10 059 234	-	-
- Pension costs - defined contribution plan	376 126	142 774	-	-
Number of employees	306	286	-	-
Operating profit is stated after crediting the following amount:				
Profit on sale of assets	420 308	60 381	420 308	60 381

	Group 2001 R	Group 2000 R	Company 2001 R	Company 2000 R
3. Net finance costs				
Interest paid				
- Bank interest	(397 339)	(2 029 758)	(320 187)	(1 741 842)
- Interest on finance leases	(3 167 000)	(751 997)	(3 167 000)	(751 997)
- Other interest	(333 044)	(821 210)	(289 330)	(664 808)
Total interest paid	(3 897 383)	(3 602 965)	(3 776 517)	(3 158 647)
Interest received				
- Bank interest	251 779	5 723	3 189	3 368
- Investments	452 545	782 617	452 545	782 617
Net finance costs	(3 193 059)	(2 814 625)	(3 320 783)	(2 372 662)

4. Taxation

South African taxation - current	-	-	-	-

No taxation has been provided for South African Mining Formula Taxation at 31 December 2001 in the Group as it has assessable tax loss carry forwards of R68,6 million (2000: R35,1 million).

No taxation has been provided for South African Mining Formula Taxation at 31 December 2001 in the Company as, although it has taxable income of R55,5 million (2000: tax loss of R9,2 million), it has unredeemed capital expenditure of R17,8 million (2000: R56,4 million) available for deduction against mining income.

These future deductions are utilisable only against income generated from the Group's current mining operation and do not expire unless the mine ceases to trade for a period of longer than one year.

A net deferred tax asset, as a result of tax losses and unredeemed capital expenditure, has not been recognised in the current period, as its recoverability is not deemed to be beyond reasonable doubt.

5. Earnings per share, fully diluted earnings per share and headline earnings per share

Earnings per share

Earnings per share has been calculated using net profit for the year of R16 057 405 (2000: net profit R14 665 270) and a weighted average number of shares of 123 029 857 (2000: 114 892 189) shares.

Fully diluted earnings per share

The calculation of fully diluted earnings per share is based on net profit of R16 057 405 (2000 : net profit R14 665 270) and the dilutive effect of employee share options resulting in 3 618 999 (2000: 3 616 667) options being in issue throughout the year.

Headline earnings per share

The headline earnings per share has been calculated using headline earnings of R16 057 405 (2000: R14 665 270) and a weighted average number of shares 123 029 857 (2000: 114 892 189) shares.

6. Mining assets

	Group		Company	
	2001	2000	**2001**	2000
	R	R	**R**	R
a) Mining properties, mineral rights, pre-production expenditure, mine plant and office facilities				
Carrying amount at beginning of the year	**93 833 408**	85 054 810	**88 002 667**	74 207 721
- Cost	**99 485 632**	85 054 810	**93 265 707**	74 207 721
- Accumulated amortisation	**(5 652 224)**	-	**(5 263 040)**	-
Additions	**28 085 805**	21 253 822	**27 261 715**	21 085 174
Disposals	**-**	(6 823 000)	**-**	(6 823 000)
Transfer from subsidiary	**-**	-	**-**	4 795 812
Amortisation charge	**(7 248 800)**	(5 652 224)	**(7 095 434)**	(5 263 040)
Carrying amount at end of the year	**114 670 413**	93 833 408	**108 168 948**	88 002 667
- Cost	**127 571 437**	99 485 632	**120 527 422**	93 265 707
- Accumulated amortisation	**(12 901 024)**	(5 652 224)	**(12 358 474)**	(5 263 040)
b) Deferred expenditure				
Carrying amount at beginning of the year	**-**	-	**-**	-
- Cost	**-**	-	**-**	-
- Accumulated depreciation	**-**	-	**-**	-
Additions	**2 004 577**	-	**2 004 577**	-
Depreciation charge	**(81 689)**	-	**(81 689)**	-
Carrying amount at end of the year	**1 922 888**	-	**1 922 888**	-
- Cost	**2 004 577**	-	**2 004 577**	-
- Accumulated depreciation	**(81 689)**	-	**(81 689)**	-

	Group 2001 R	Group 2000 R	Company 2001 R	Company 2000 R
c) Motor vehicles				
Carrying amount at beginning of the year	**347 167**	343 509	**285 834**	301 404
- Cost	**420 509**	343 509	**346 404**	301 404
- Accumulated depreciation	**(73 342)**	-	**(60 570)**	-
Additions	**300 060**	77 000	**250 059**	45 000
Disposals	**(165 702)**	-	**(165 702)**	-
Depreciation charge	**(100 317)**	(73 342)	**(70 332)**	(60 570)
Depreciation on disposals	**25 475**	-	**25 475**	-
Carrying amount at end of the year	**406 683**	347 167	**325 334**	285 834
- Cost	**554 867**	420 509	**430 761**	346 404
- Accumulated depreciation	**(148 184)**	(73 342)	**(105 427)**	(60 570)
d) Office equipment				
Carrying amount at beginning of the year	**480 047**	177 408	**189 016**	21 255
- Cost	**562 753**	177 408	**208 067**	21 255
- Accumulated depreciation	**(82 706)**	-	**(19 051)**	-
Additions	**110 973**	385 345	**-**	186 812
Depreciation charge	**(120 404)**	(82 706)	**(15 268)**	(19 051)
Carrying amount at end of the year	**470 616**	480 047	**173 748**	189 016
- Cost	**673 726**	562 753	**208 067**	208 067
- Accumulated depreciation	**(203 110)**	(82 706)	**(34 319)**	(19 051)
Total net carrying amount as at end of the year	**117 470 600**	94 660 622	**110 590 918**	88 477 517
Owned assets	**95 111 532**	84 064 769	**88 231 850**	77 881 664
Leased assets	**22 359 068**	10 595 853	**22 359 068**	10 595 853
Total net carrying amount as at end of the year	**117 470 600**	94 660 622	**110 590 918**	88 477 517

Mining property consists of the following :
- Portion 74/38/20 of the farm Rietkuil 397;
- Portion 44 of the farm Rietkuil 397;
- The farm Elandslaagte 330.

7. Investments in unlisted subsidiaries

	Company 2001 R	Company 2000 R
Investment in unlisted subsidiaries	**3 500 100**	3 500 100
	3 500 100	3 500 100

The investment in the unlisted subsidiaries consists of:

- 100% holding (100 issued shares) in a South African Company, Skeat Mining (Proprietary) Limited. The Company is a labour service Company whose employees render mining and processing services to The Afrikander Lease Limited. The investment is shown at cost and is equal to the Directors' valuation;
- 100% holding (100 issued shares) in a South African Company, AFL Plant and Engineering (Proprietary) Limited. The Company renders mining and processing services within the Inner Basin to the Afrikander Lease Limited. The investment is shown at cost and is equal to the Directors' valuation.

	Group 2001 R	Group 2000 R	Company 2001 R	Company 2000 R
8. Other investments				
Investments in environmental trust	**6 345 875**	5 893 330	**6 345 875**	5 893 330
- Opening balance	**5 893 330**	5 110 713	**5 893 330**	5 110 713
- Interest received	**452 545**	782 617	**452 545**	782 617
Debt redemption fund	**2 033 166**	797 320	**2 033 166**	797 320
	8 379 041	6 690 650	**8 379 041**	6 690 650

The environmental trust fund is an irrevocable trust under the Group's control and is to be used to fund the rehabilitation liabilities. Funds in the trust consist of primarily cash held in interest-bearing accounts, together with investments in South African equities.

The debt redemption fund is an equity linked unit trust investment. Contributions are made on a monthly basis, which will accumulate in order to settle the long-term loan in respect of the Heap Leach Pad (Refer note 14). The bearer of the long-term loan has an unlimited pledge and cession on this investment. For the fair value on this investment, refer to note 22.

	Group 2001 R	Group 2000 R	Company 2001 R	Company 2000 R
9. Inventories				
In-process metal	**30 490 612**	17 887 197	**30 490 612**	17 887 197
Spares and consumables	**2 885 418**	1 010 701	**2 885 418**	1 010 701
	33 376 030	18 897 898	**33 376 030**	18 897 898
10. Receivables and prepayments				
Trade receivables	**2 350 370**	2 634 653	**2 241 199**	2 404 327
Taxation	**4 945 972**	2 561 208	**4 216 988**	2 471 130
Other receivables	**3 187 586**	1 098 360	**1 935 949**	3 430
	10 483 928	6 294 221	**8 394 136**	4 878 887
11. Amounts owing by/(to) related third parties				
Amount owing by Benoryn Investment Holdings (Proprietary) Limited	**114 000**	41 021	**114 000**	-
Amount owing to Benoryn Investment Holdings (Proprietary) Limited	**(4 056 123)**	(2 316 758)	**(4 054 998)**	(2 316 758)

The above loans are unsecured, interest-free and there are no fixed terms of repayment.

	Group 2001 R	Group 2000 R	Company 2001 R	Company 2000 R
12. Cash and cash equivalents				
Bank and cash balances	**17 940 695**	1 359 522	**16 779 664**	1 304 973
Bank overdraft	**(5 998 534)**	(4 305 942)	**(2 251 693)**	(2 251 927)
	11 942 161	(2 946 420)	**14 527 971**	(946 954)

	Company 2001 R	Company 2000 R
13. Ordinary share capital		
Authorised: 200 000 000 ordinary shares of 2c each		
(2000: 200 000 000 ordinary shares of 2c each)	**4 000 000**	4 000 000
Issued: 137 762 456 ordinary shares of 2c each		
(2000: 118 462 288 ordinary shares of 2c each)	**2 755 249**	2 369 246

The remaining unissued shares, namely 62 237 544 ordinary shares (2000 :81 537 712), are under the control of the Directors until the forthcoming annual general meeting.

Share options

Movement in the number of share options outstanding are as follows:

	Company No. of share options 2001	Company No. of share options 2000
At the beginning of the year	**3 616 667**	3 280 000
Granted during the year	**1 365 000**	336 667
Exercised during the year	**(1 362 668)**	-
At the end of the year	**3 618 999**	3 616 667

An options granted to a participant in The Afrikander Lease Share Option Scheme shall remain open for exercise for a period of five years from the date the option is granted. When a participant exercises his option in respect of some or all of the shares which are subject to that option, the price payable for such options shall be paid in equal tranches at any time during the third, fourth and fifth years after the exercise date.

Share options were granted as follows:

Date Granted	No. of Options	Option Price (Rand)	Expiry Date
April 1999	3 280 000	0.90	April 2004
January 2000	336 667	1.25	January 2005
November 2001	1 365 000	1.82	November 2006

Options exercised on 26 April 2001 resulted in 1 036 667 shares being issued at a price of R1,53 and options exercised on 11 November 2001 resulted in 326 001 shares being issued at a price of R2,42, yielding the following aggregate proceeds:

	R	R
Ordinary share capital - at par	**27 253**	-
Share premium proceeds	**1 267 865**	-
	1 295 118	-

	Group 2001 R	Group 2000 R	Company 2001 R	Company 2000 R
14. Interest-bearing borrowings				
a) Heap leach pad loan	**8 804 442**	8 924 040	**8 804 442**	8 924 040
b) Elution plant and other finance lease liabilities				
Present value of finance lease obligations payable within 1 year	**5 216 840**	2 917 028	**5 216 840**	2 917 028
Minimum lease payments	**7 409 990**	4 190 550	**7 409 990**	4 190 550
Finance charges	**(2 193 150)**	(1 273 522)	**(2 193 150)**	(1 273 522)
Present value of finance lease obligations payable within 2 to 5 years	**15 072 576**	7 861 212	**15 072 576**	7 861 212
Minimum lease payments	**17 823 867**	10 508 998	**17 823 867**	10 508 998
Finance charges	**(2 751 291)**	(2 647 786)	**(2 751 291)**	(2 647 786)
Total borrowings	**29 093 858**	19 702 280	**29 093 858**	19 702 280
Short-term portion of finance leases	**(5 216 840)**	(2 917 028)	**(6 639 660)**	(2 917 028)
Total long-term borrowings	**23 877 018**	16 785 252	**22 454 198**	16 785 252

a) Heap leach pad loan

A medium-term loan was obtained for the metallurgical design, acquisition, installation, commissioning and overseeing of the construction of the heap leach pad. This loan is repayable in the year 2005. Monthly interest is payable at prime plus 0,75%.

Securities held in respect of the loan are as follows:

i) R5 million of equipment selected by the borrower on the basis of current auction values;
ii) R3 million to be made up of all equipment purchased for the construction of the heap leach pad;
iii) Cession of the mineral rights of the Southern portion of the property of an amount of R11.1 million;
iv) Pledge and cession, in favour of the bank, of all short-term insurance policies covering the heap leach pad and batch elution plant financed by the bank.

b) Elution plant and other finance lease liabilities

An instalment finance lease liability was obtained for the purchase of equipment required for the construction, installation and commissioning of the batch elution plant. Other finance lease liabilities were obtained for the purchase of equipment required for mining operations. Monthly instalments payable range from R73 324 (2000: R99 259) to R151 374 (2000: R145 337) and are payable from April 2000 to September 2006. Interest rates are linked to prime and range from prime less 2,5% to prime less 0,5%.

	Group		Company	
	2001	2000	**2001**	2000
	R	R	**R**	R
15. Rehabilitation and closure cost obligation				
Accrued provision for environmental rehabilitation	**4 500 000**	4 500 000	**4 500 000**	4 500 000
	4 500 000	4 500 000	**4 500 000**	4 500 000

While the ultimate amount of the rehabilitation costs to be incurred in the future is uncertain, the Group has estimated that the total cost of rehabilitation after exploitation of all the resources of the mining lease area, in current monetary terms, will be R4,5 million.

	Group 2001	Group 2000	Company 2001	Company 2000
16. Amounts owing to subsidiary				
Amount owing by Skeat Mining (Proprietary) Limited			**49 517 523**	14 348 491
Provisions for losses in subsidiaries			**(59 056 545)**	(23 017 568)
			(9 539 022)	(8 669 077)

The loan owing to Skeat Mining (Proprietary) Limited, a 100% owned subsidiary, is unsecured, interest-free, and there are no fixed terms of repayment.

	Group 2001	Group 2000	Company 2001	Company 2000
17. Trade and other payables				
Trade payables	**12 253 677**	10 410 031	**650 322**	492 455
Accruals	**770 025**	800 245	**555 658**	459 713
Other payables	**-**	222 000	**-**	222 000
	13 023 702	11 432 276	**1 205 980**	1 174 168

18. Provisions

		Group	
	Leave pay	Overtime	Total
	R	R	R
At 31 December 1999	183 985	47 534	231 519
Additional provisions	566 083	96 330	662 413
Utilised during the year	(295 535)	(47 534)	(343 069)
At 31 December 2000	454 533	96 330	550 863
Additional provisions	381 080	86 322	467 402
Utilised during the year	(318 196)	(96 330)	(414 526)
At 31 December 2001	517 417	86 322	603 739

	Group 2001 R	Group 2000 R	Company 2001 R	Company 2000 R
19. Commitments				
- Capital expenditure commitments contracted for	**3 000 000**	-	**3 000 000**	-
- Capital expenditure commitment authorised by the Directors but not yet contracted for	**1 250 000**	5 466 731	-	5 466 731
	4 250 000	5 466 731	**3 000 000**	5 466 731

The above expenditure will be funded from cash generated from operations during the year.

20. Retirement benefit funds

The Group participates in a defined contribution fund for the benefit of its employees. All employees participate in the Skeat Mining Provident Fund, which is a defined contribution plan whereby the Group's obligation is limited to the amount contributed to the fund on a monthly basis. The Group contributed R376 126 (2000 : R142 774) to the defined contribution plan for the financial year.

21. Related party transactions

Name of Company	Nature of relationship	Nature of transactions	Aggregate transaction value R	Amount due to R	Amount due from R
Group and Company					
Benoryn Investment Holdings (Proprietary) Limited	Company owned by common owner	Loan	1 612 500	4 002 236	114 000
Benoryn Investment Holdings (Proprietary) Limited	Company owned by common owner	Rental of equipment	4 476 488	-	-
Benoryn Investment Holdings (Proprietary) Limited	Company owned by common owner	Stores inventory bought	1 745 000	Balance owing included in loan above	-
Ravenscrest Proprietary Holdings (Proprietary) Limited	Company owned by common owner	Rental of mining equipment (at estimated market value)	483 775	No charge was made by Ravencrest Proprietary Holdings (Proprietary) Limited to the Company	-
Micofin (Pty) Limited	Company owned by a non-executive Director	Consulting services	200 000		

Interest of Directors in share capital

At the accounting date, the Directors were beneficially directly or indirectly interested in 55 812 686 (2000: 54 829 752) of the issued ordinary shares of the Company.

Share options granted to Directors

Share options were granted to Directors on the same terms and conditions as those offered to other employees of the Company (Note 13). The aggregate number of share options granted to the Directors of the Company during the year was 100 000 (2000: 2 400 000) share options. The outstanding number of share options granted to Directors of the Company at the end of the year was 1 866 668 (2000: 2 400 000) share options.

Directors' interest in contracts

No contracts involving Directors' interest were entered into in the current year.

	2001 R	2000 R
Directors' fees and remuneration		
Executive Directors	**383 745**	13 410
- Salaries	**86 704**	12 000
- Gains made on the exercise of share options	**290 837**	-
- Medical aid scheme contributions	**6 204**	1 410
Non-executive Directors	**303 870**	-
- Other services	**200 000**	-
- Gains made on the exercise of share options	**103 870**	-
	687 615	13 410

22. Financial instruments

The Group minimises its credit risks by placing its cash and equivalents with major banks and financial institutions located in South Africa, after evaluating the credit rating of the respective financial institutions. The Group believes that no concentration of credit risk exists with respect to cash and equivalents.

The Group's principal product is gold bullion. The Group sells its gold to a reputable gold refiner and because of the international market for gold, any loss of its existing customers would not have a materially adverse impact on the Group.

Fluctuating interest rates impact the value of the short-term cash investments and financing activities giving rise to interest rate risk. In the ordinary course of business, the Group receives cash from its operations to fund working capital and capital expenditure requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve maximum returns while minimising risk. Where necessary, external funding is obtained to finance specific capital expenditure either through loans or private placement of equity.

The following table presents the carrying amounts and fair values of the Group's financial instruments outstanding at 31 December 2001. The fair value of the financial instruments is defined as the amount at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidated sale.

	31 Dec 2001		31 Dec 2000	
	Carrying Amount	**Fair value**	Carrying Amount	Fair value
Financial Assets				
Investment - Rehabilitation Trust Fund	**6 345 875**	**5 087 109**	5 893 330	5 893 330
Investment - Debt Redemption Fund	**2 033 166**	**1 588 485**	797 320	542 820
Receivables	**10 483 928**	**10 483 928**	6 294 221	6 294 221
Bank and cash balances	**17 940 695**	**17 940 695**	1 359 522	1 359 522
Financial Liabilities				
Interest-bearing borrowings - long-term	**23 877 018**	**23 877 018**	16 785 252	16 785 252
Trade payables	**13 023 702**	**13 023 702**	11 432 526	11 432 526
Bank overdraft balances	**5 998 534**	**5 998 534**	4 305 942	4 305 942
Interest-bearing borrowings - current	**5 216 840**	**5 216 840**	2 917 028	2 917 028

Estimation of fair values

Receivables, trade payables, bank balances and bank overdraft

The carrying amounts are a reasonable estimate of the fair values due to the short period of maturity of such assets.

Investments

The monies in the environmental rehabilitation fund are invested in interest-bearing securities and shares. Monies paid into the debt redemption fund are invested in equity linked unit trusts. The fair value has been based on the market value of the underlying securities and investments.

Long-term and short-term interest-bearing borrowings

The fair value of fixed rate long and short-term debt is estimated using the expected future payments discounted at market-related interest rates.

DEPARTMENT: TRADE AND INDUSTRY
REPUBLIC OF SOUTH AFRICA
Zanza Building, 116 Proes Street, Pretoria 0002 P O Box 429 , Pretoria, 0001
Call Centre Tel 086 - 184 - 3384, Fax (012) 328 - 3051, www.cipro.gov.za

THE AFRIKANDER LEASE

P O BOX 492
BENONI

1500

Date:	26/08/2002
Our Reference:	12794677
Box:	**23972**
Sequence	**18**

Your Reference:
RE: Amendment to Company Registration
Company Number: 1921/006955/06
Company Name: THE AFRIKANDER LEASE

We have received a CM34 from you dated 31/12/2001.

The CM34 was accepted and placed on file.

Yours truly

Registrar of Companies

FLV

Docex 4/6/02

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

RECEIVED
2004 DEC -6 P 2:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

R50 R100

Registration No. of company: 1921/006955/06

Name of company THE AFRIKANDER LEASE LTD

1. Date of allotment of shares 13/05/2002

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
0		200,000,000	ORDINARY	0.02	4,000,000.00
Total 0	Total	200,000,000		Total R	4,000,000.00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
0.00		6,000.00	ORDINARY	2	12,000.00
Total 0.00	Total	6,000.00		Total R	12,000.00

Note: reduced to 2c p/share 5/9/61

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 13/05/2002

Name of company THE AFRIKANDER LEASE LTD

Postal address DOCEX 35
BENONI

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE
Date stamp of companies
Registration Office
2002 -06- 10
Registrar of Companies
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

4. Number of shares previously issued, paid-up and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
		SEE ATTACHED SCHEDULE					
Total		Total	R	Total		Total	R

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 2,771,249.1400

Stated capital R 0.0000

Premium account R 119,558,292.5314

Total issued capital R 122,329,541.6714

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
			SEE ATTACHED SCHEDULE					
Total		Total	R	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
		R	R			R	R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted

7.Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
		R	R			R	R	R	R
			SEE ATTACHED SCHEDULE						
Total		Total	R	Total				Total	R

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 2,782,582.4600

Stated capital R 0.0000

Premium account R 120,056,958.6114

Total issued capital R 122,839,541.0714

Certified correct.

Date 23/5/02

Signature JD Hill & Co

~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

J.D. HILL & COMPANY
CHARTERED ACCOUNTANT (SA)

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

4. Number of shares previously issued, paid up capital and stated capital, including shares subscribed for in the memorandum:

No Par Value				Par Value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
		(R)	(R)			(R)	(R)
0		0	0.00	166,667	ORDINARY	0.02	3,333.3400
0		0	0.00	196,335	ORDINARY	0.02	3,926.7000
0		0	0.00	1,799,667	ORDINARY	0.02	35,993.3400
0		0	0.00	3,500,000	ORDINARY	0.02	70,000.0000
0		0	0.00	4,188,000	ORDINARY	0.02	83,760.0000
0		0	0.00	5,878,788	ORDINARY	0.02	117,575.7600
0		0	0.00	6,727,500	ORDINARY	0.02	134,550.0000
0		0	0.00	14,437,500	ORDINARY	0.02	288,750.0000
0		0	0.00	101,668,000	ORDINARY	0.02	2,033,360.0000
TOTAL 0		***TOTAL R***	0.00	***TOTAL*** 138,562,457		***TOTAL R***	2,771,249.1400

TOTAL STATED CAPITAL	0.00

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

5. Shares comprising this allotment:

No Par Value				Par Value				
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		(R)	(R)			(R)	(R)	(R)
0		0	0.00	566,666	ORDINARY	0.02	0.88	509,999.4000
TOTAL 0		TOTAL R	0.00	TOTAL 566,666			TOTAL R	509,999.4000

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

7. Issued capital at date of this return:

No Par Value				Par Value					
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total Premium Account	Total amount of paid-up capital excluding Premium
		(R)	(R)			(R)	(R)	(R)	(R)
0		0	0.00	166,667	ORDINARY	0.02	1.43	238,333.81	3,333.3400
0		0	0.00	196,335	ORDINARY	0.02	1.23	241,492.05	3,926.7000
0		0	0.00	2,366,333	ORDINARY	0.02	0.88	2,082,373.04	47,326.6600
0		0	0.00	3,500,000	ORDINARY	0.02	1.38	4,830,000.00	70,000.0000
0		0	0.00	4,188,000	ORDINARY	0.02	1.06	4,439,280.00	83,760.0000
0		0	0.00	5,878,788	ORDINARY	0.02	1.08670664800296	6,388,518.00	117,575.7600
0		0	0.00	6,727,500	ORDINARY	0.02	0.48	3,229,200.00	134,550.0000
0		0	0.00	14,437,500	ORDINARY	0.02	1.58	22,811,250.00	288,750.0000
0		0	0.00	101,668,000	ORDINARY	0.02	0.745529682000236	75,796,511.71	2,033,360.0000
0	***TOTAL***	***TOTAL R***	0.00	139,129,123	***TOTAL***		***TOTAL R***	120,056,958.6114	2,782,582.4600

TOTAL STATED CAPITAL	0.00	***TOTAL PREMIUM***	120,056,958.6114

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

RECEIVED
2004 DEC -6 P 2:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Registration No. of company
1921/006955/06

R50 R100

Name of company THE AFRIKANDER LEASE LTD

1. Date of allotment of shares 18/02/2002

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
0		200,000,000	ORDINARY	0.02	4,000,000.00
Total 0	Total	200,000,000		Total R	4,000,000.00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
Total	Total			Total R	

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 18/02/2002

Name of company THE AFRIKANDER LEASE LTD

Postal address DOCEX 35
BENONI

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN [illegible]

Date stamp of companies Registration Office

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrar of Companies

4. Number of shares previously issued, paid-up and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
		SEE ATTACHED SCHEDULE					
Total		Total	R	Total		Total	R

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 2,755,249.1200

Stated capital R 0.0000

Premium account R 118,762,624.8014

Total issued capital R 121,517,873.9214

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
			SEE ATTACHED SCHEDULE					
Total		Total	R	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
		R	R			R	R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted

7.Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
		R	R			R	R	R	R
			SEE ATTACHED SCHEDULE						
Total		Total	R	Total				Total	R

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 2,771,249.1400

Stated capital R 0.0000

Premium account R 119,558,292.5314

otal issued capital R 122,329,541.6714

Certified correct.

Date ____________________ Signature ____________________

Director/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

4. Number of shares previously issued, paid up capital and stated capital, including shares subscribed for in the memorandum:

No Par Value				Par Value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
		(R)	(R)			(R)	(R)
0		0	0.00	196,335	ORDINARY	0.02	3,926.7000
0		0	0.00	1,166,333	ORDINARY	0.02	23,326.6600
0		0	0.00	3,500,000	ORDINARY	0.02	70,000.0000
0		0	0.00	4,188,000	ORDINARY	0.02	83,760.0000
0		0	0.00	5,878,788	ORDINARY	0.02	117,575.7600
0		0	0.00	6,727,500	ORDINARY	0.02	134,550.0000
0		0	0.00	14,437,500	ORDINARY	0.02	288,750.0000
0		0	0.00	101,668,000	ORDINARY	0.02	2,033,360.0000
TOTAL 0		***TOTAL R***	0.00	***TOTAL*** 137,762,456		***TOTAL R***	2,755,249.1200

TOTAL STATED CAPITAL	0.00

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

5. Shares comprising this allotment:

No Par Value				Par Value				
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		(R)	(R)			(R)	(R)	(R)
0		0	0.00	166,667	ORDINARY	0.02	1.43	241,667.1500
0		0	0.00	633,334	ORDINARY	0.02	0.88	570,000.6000
TOTAL 0		TOTAL R	0.00	TOTAL 800,001			TOTAL R	811,667.7500

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

7. Issued capital at date of this return:

No Par Value				Par Value					
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total Premium Account	Total amount of paid-up capital excluding Premium
		(R)	(R)			(R)	(R)	(R)	(R)
0		0	0.00	166,667	ORDINARY	0.02	1.43	238,333.81	3,333.3400
0		0	0.00	196,335	ORDINARY	0.02	1.23	241,492.05	3,926.7000
0		0	0.00	1,799,667	ORDINARY	0.02	0.88	1,583,706.96	35,993.3400
0		0	0.00	3,500,000	ORDINARY	0.02	1.38	4,830,000.00	70,000.0000
0		0	0.00	4,188,000	ORDINARY	0.02	1.06	4,439,280.00	83,760.0000
0		0	0.00	5,878,788	ORDINARY	0.02	1.08670664800296	6,388,518.00	117,575.7600
0		0	0.00	6,727,500	ORDINARY	0.02	0.48	3,229,200.00	134,550.0000
0		0	0.00	14,437,500	ORDINARY	0.02	1.58	22,811,250.00	288,750.0000
0		0	0.00	101,668,000	ORDINARY	0.02	0.745529682000236	75,796,511.71	2,033,360.0000
0	***TOTAL***	***TOTAL R***	0.00	138,562,457	***TOTAL***		***TOTAL R***	119,558,292.5314	2,771,249.1400

TOTAL STATED CAPITAL	0.00
TOTAL PREMIUM	119,558,292.5314

Agent .Code : 50HDU

Docex 30/5/02.

Inhoud van Register van Direkteure, Ouditeure en Beamptes
Contents of Register of Directors, Auditors and Officers

CM29

Maatskappywet, 1973, Art, 216(2), 276, 322(1), 325(1) en 327(1)

REGISTRASIEKANTOOR VIR MAATSKAPPYE

Departement van Handel
Zanzagebou Proesstraat 116 Pretoria 0002
Posbus 429 Pretoria 0001
Telegramadres 'Maalcom'

Companies Act, 1973, Sec, 216(2), 276, 325(1), 322(1) and 327(1).

COMPANIES REGISTRATION OFFICE

Deparment of Commerce
Zanza Building 116 Proes Street Pretoria 0002
P.O. Box 429 Pretoria 0001
Telegraphic Address 'Maatcom'

RECEIVED
2004 DEC -6 P 2:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

THE AFRIKANDER LEASE LTD

Registrasie Nr. van maatskappy
Registration No. of Company

1921/006955/06

R50 R100

Opgawe van besonderhede soos op/
Return of particulars as at 30 May 2002

Verklaring/Statement

Ek, ______________________________
(naam van direkteur of beampte)

verklaar dat, die skriftelike toestemming van die direkteure of beamptes wie se name in hierdie opgawe verstrek is op 'n behoorlik voltooide vorm CM 27 verkry is, die direkteure/beamptes nie ingevolge artikel 218 of 219 gediskwalifiseer is nie, en dat die skriftilike toestemming ingevolge artikel 218(1) (b) van die eggenoot van 'n vrou wat as direkteur aangestel is, op vorm CM 27 verkry is.

I, WE, J D HILL & COMPANY (PERFORMING SECRETARIAL DUTIES)
(name of director or officer)

state that, the written consent of the directors or officers whose names appear in this return have been obtained on a duly completed form CM 27, the directors or officers are not disqualified under section 218 or 219 and that the written consent under section 218(1) (b) of the husband of a woman appointed as a director, has been obtained on a form CM 27.

Onderteken
Signed [signature] J.D. HILL & COMPANY CHARTERED ACCOUNTANT (SA)

Datum:
Date: 30/5/02.

A Direkteure/Directors

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE/ PERSONAL PARTICULARS
1. Van/Surname	CUNNINGHAM
2. Volle voorname/Full forenames	DEAN ROY
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of birth	Jaar/Year 59, Maand/Month 12, Dag/Day 11: 5 9 1 2 1 1 5 1 3 8 0 0 1
5. (a) Datum van aanstelling/Date of appointment	28 July 1999
(b) Betiteling/Designation	Director
6. Woonadres/Residential address	4 HAGEN ROAD GREENSIDE 2197
7. Besigheidsadres/Business address	4 HAGEN ROAD GREENSIDE 2197
8. Posadres/Postal address	PO BOX 544 PARKLANDS 2121
9. Nasionaliteit/Nationality (indien nie Suid-Afrikaans nie/If not south African)	
10. Beroep/Occupation	BUSINESSMAN
11. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	YES
12. Aard van verandering in 1 tot 5 hierbo en datum/ Nature of change in 1 to 5 above and date	RESIGNATION 16/05/2002

Registrasie No. van maatskappy
Registration No. of company
1921/006955/06

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1/FOR KEY TO PARTICULARS, SEE PAGE 1

1.: NORTIER	1.: SCHOLES
2.: DANIEL JEAN	2.: JOHN HULME
3.:	3.:
4.: Year Month Day 6 8 0 5 1 4 5 1 0 3 0 8 7	4.: Year Month Day 6 6 0 8 1 2 5 1 1 7 0 0 6
5.: (a) 15/05/2002	5.: (a) 29/07/1998
(b) Director	(b) Director
6.: 55 WELTEVREDEN ROAD RONDEBOSCH 7700	6.: 7 BUCKINGHAM ROAD KENSINGTON 2094
7.: 1ST FLOOR, TOKAI ON MAIN MAIN ROAD TOKAI CAPE T OWN	7.: 44 WIERDA ROAD WIERDA VALLEY 2196
8.: PO BOX 30848 TOKAI 7966	8.: PO BOX 781272 SANDTON 2146
9.:	9.:
10.: BUSINESSMAN	10.: ATTORNEY
11.: YES	11.: YES
12.: APPOINTED 15/05/2002	12.: NO CHANGE

1.: SKEAT	1.: WALTERS
2.: PETER EDWIN	2.: PETER
3.:	3.:
4.: Year Month Day 5 4 0 2 2 2 5 0 3 6 0 0 6	4.: Year Month Day 6 2 0 3 0 3 5 2 0 8 0 8 5
5.: (a) 28/07/1998	5.: (a) 21/09/2000
(b) Director	(b) Director
6.: 114 OTTO AVENUE WILKOPPIES KLERKSDORP 2570	6.: 4 GEOFFREY STREET WILKOPPIES 2572
7.: 114 OTTO AVENUE WILKOPPIES KLERKSDORP 2570	7.: 114 OTTO STREET WILKOPPIES KLERKSDORP 2570
8.: PO BOX 6253 FLAMWOOD 2572	8.: PO BOX 6253 FLAMWOOD 2572
9.:	9.:
10.: BUSINESSMAN	10.: CHIEF GEOLOGIST
11.: YES	11.: YES
12.: NO CHANGE	12.: NO CHANGE

1.:	1.:
2.:	2.:
3.:	3.:
4.: Year Month Day	4.: Year Month Day
5.: (a)	5.: (a)
(b)	(b)
6.:	6.:
7.:	7.:
8.:	8.:
9.:	9.:
10.:	10.:
11.:	11.:
12.:	12.:

Registrasie Nr. van maatskappy
Registration No. of company

1921/006955/06

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1/FOR KEY TO PARTICULARS, SEE PAGE 1

1.:	
2.:	
3.:	
4.: Jaar/Year Maand/Month Dag/Day	
5.: (a)	
(b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	

1.:	
2.:	
3.:	
4.: Jaar/Year Maand/Month Dag/Day	
5.: (a)	
(b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	

B. Ouditeur/Auditor

1. Naam/Name PRICEWATERHOUSECOOPERS
2. Datum van aanstelling/Date of appointment
3. Aard van verandering in 1 en 2 hierbo en datum/ Nature of change in 1 and 2 above and date. NO CHANGE

(Moet deur maatskappy voltooi word/To be completed by company)

Opgawe van besonderhede van maatskappyregister van direkteure, ouditeure en beamptes/
Return of particulars of company's register of directors, auditors and officers

CM 29

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Datum ontvang
Date received

2002 -06- 04

Datumstempel van registrasiekantoor vir maatskappye/
Date stamp of companies registration office

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Gedateer
Dated 30/05/2002

Naam van maatskappy
Name of company THE AFRIKANDER LEASE LTD

Posadres
Postal address Docex 35
Benoni

Registrasie Nr. van maatskappy
Registration No. of company

1921/006955/06

C. Beamptes en Plaaslike Bestuurders/Officers and Local Managers

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE PERSONAL PARTICULARS
1. Van/Surname	J D HILL & COMPANY
2. Volle voorname/Full forenames	
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number or, if no available, date of birth	Jaar Year / Maand Month / Dag Day
5. (a) Datum van aanstelling/Date of appointment	28/07/1998
(b) Betiteling/Designation	Secretary
6. Adres van geregistreerde kantoor, en registrasienommer, indien beampte 'n regspersoon is/ Address of registered office, and registration number, if officer is a corporate body	
7. Woonadres/Residential address	
8. Besigheidsadres/Business address	93 BEDFORD AVENUE BENONI 1501
9. Posadres/Postal address	PO BOX 492 BENONI 1500
10. Nasionaliteit/Nationality (indien nie Suid-Afrikaans nie/If not South African)	
11. Beroep/Occupation	
12. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	YES
13. Aard van verandering in 1 tot 6 hierbo en datum/ Nature of change in 1 to 6 above and date	NO CHANGE

VIR SLEUTEL TOT BESONDERHEDE, KYK HIERBO/FOR KEY TO PARTICULARS, SEE ABOVE

1.:	1.:
2.:	2.:
3.:	3.:
4.: Jaar Year / Maand Month / Dag Day	4.: Jaar Year / Maand Month / Dag Day
5.: (a)	5.: (a)
(b)	(b)
6.:	6.:
7.:	7.:
8.:	8.:
9.:	9.:
10.:	10.:
11.:	11.:
12.:	12.:
13.:	13.:

DEPARTMENT: TRADE AND INDUSTRY
REPUBLIC OF SOUTH AFRICA
Zanza Building, 116 Proes Street, Pretoria 0002 P O Box 429, Pretoria, 0001
Tel (012) 310 - 9791, Fax (012) 328 - 3051, www3.gov.za/sacro

THE AFRIKANDER LEASE
TO BE COLLECTED
TO BE COLLECTED

0000

Date: 22/06/2002
Our Reference: 12565090
Box: **20962**
Sequence **20**

Your Reference:
RE: Amendment to Company Registration
Company Number: 1921/006955/06
Company Name: THE AFRIKANDER LEASE

We have received a CM29 from you dated 30/05/2002.

The CM29 was accepted and placed on file.

Change Record
Surname = SKEAT
First Names = PETER EDWIN
Status = Active
Change Record
Surname = CUNNINGHAM
First Names = DEAN ROY
Status = Resigned
Change Record
Surname = SCHOLES
First Names = JOHN HULME
Status = Active
Change Record
Company Name = J D HILL AND COMPANY
First Names =
Status = Active
Change Record
Surname = WALTERS
First Names = PETER
Status = Active
Add Record
Surname = NORTIER
First Names = DANIEL JEAN
Status = Active

Yours truly

Registrar of Companies

VMU

(4)

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

R50 R100

Registration No. of company
1921/006955/06

RECEIVED
2001 DEC -6 P 2:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Name of company THE AFRIKANDER LEASE LTD

1. Date of allotment of shares 26/04/2001

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
0		200,000,000	ORDINARY	0.02	4,000,000.00
Total 0	Total	200,000,000		Total R	4,000,000.00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
		6000	ord	2,00	12 000,00
Total	Total			Total R	12 000,00

Note: reduced to 2c p/share 5/9/61

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 26/04/2001

Name of company THE AFRIKANDER LEASE LTD

Postal address Docex 35 Benoni

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2002 -05- 10
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Date stamp of companies Registration Office

Registrar of Companies

4. Number of shares previously issued, paid-up and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
		SEE ATTACHED SCHEDULE					
Total		Total	R	Total		Total	R

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 2,369,245.7600

Stated capital R 0.0000

Premium account R 89,853,509.7114

Total issued capital R 92,222,755.4714

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
			SEE ATTACHED SCHEDULE					
Total		Total	R	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
		R	R			R	R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted

7.Issued capital at date of this return:

	No par value			Par value					
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
		R	R			R	R	R	R
			SEE ATTACHED SCHEDULE						
Total		Total	R	Total				Total	R

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital	R	2,389,979.1000
Stated capital	R	0.0000
Premium account	R	90,797,277.0214
Total issued capital	R	93,187,256.1214

Certified correct.

Date 11-02-2002

Signature [signature]

Director/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

4. Number of shares previously issued, paid up capital and stated capital, including shares subscribed for in the memorandum:

No Par Value				Par Value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
		(R)	(R)			(R)	(R)
0		0	0.00	4,188,000	ORDINARY	0.02	83,760.0000
0		0	0.00	5,878,788	ORDINARY	0.02	117,575.7600
0		0	0.00	6,727,500	ORDINARY	0.02	134,550.0000
0		0	0.00	101,668,000	ORDINARY	0.02	2,033,360.0000
TOTAL 0		TOTAL R	0.00	TOTAL 118,462,288		TOTAL R	2,369,245.7600

TOTAL STATED CAPITAL	0.00

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

5. Shares comprising this allotment:

No Par Value				Par Value				
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		(R)	(R)			(R)	(R)	(R)
0		0	0.00	90,001	ORDINARY	0.02	1.23	112,501.2500
0		0	0.00	946,666	ORDINARY	0.02	0.88	851,999.4000
TOTAL 0		*TOTAL R*	0.00	*TOTAL* 1,036,667			*TOTAL R*	964,500.6500

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

7. Issued capital at date of this return:

No Par Value				Par Value					
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total Premium Account	Total amount of paid-up capital excluding Premium
		(R)	(R)			(R)	(R)	(R)	(R)
0		0	0.00	90,001	ORDINARY	0.02	1.23	110,701.23	1,800.0200
0		0	0.00	946,666	ORDINARY	0.02	0.88	833,066.08	18,933.3200
0		0	0.00	4,188,000	ORDINARY	0.02	1.06	4,439,280.00	83,760.0000
0		0	0.00	5,878,788	ORDINARY	0.02	1.08670664800296	6,388,518.00	117,575.7600
0		0	0.00	6,727,500	ORDINARY	0.02	0.48	3,229,200.00	134,550.0000
0		0	0.00	101,668,000	ORDINARY	0.02	0.745529682000236	75,796,511.71	2,033,360.0000
0	**TOTAL**	**TOTAL R**	0.00	119,498,955	**TOTAL**		**TOTAL R**	90,797,277.0214	2,389,979.1000

TOTAL STATED CAPITAL	0.00
TOTAL PREMIUM	90,797,277.0214

(5)

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company
1921/006955/06

RECEIVED
2001 DEC -6 P 2:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

R50 R100

Name of company THE AFRIKANDER LEASE LTD

1. Date of allotment of shares 17/08/2001

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
0		200,000,000	ORDINARY	0.02	4,000,000.00
Total 0		Total 200,000,000		Total R	4,000,000.00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
		6000	Ord	2,00	12000,00
Total		Total		Total R	12000,00

Note: reduced to 2c p/share 5/9/61

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 17/08/2001

Date of receipt by Registrar of Companies

Name of company THE AFRIKANDER LEASE LTD

Postal address Docex 35 Benoni

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of Companies Registration Office

2002 -05- 10

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrar of Companies

4. Number of shares previously issued, paid-up and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
		SEE ATTACHED SCHEDULE					
Total		Total	R	Total		Total	R

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 2,389,979.1000

Stated capital R 0.0000

Premium account R 90,797,277.0214

Total issued capital R 93,187,256.1214

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
			SEE ATTACHED SCHEDULE					
Total		Total	R	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
		R	R			R	R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
		R	R			R	R	R	R
			SEE ATTACHED	SCHEDULE					
Total		Total	R	Total				Total	R

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital ______ R 2,459,979.1000

Stated capital ______ R 0.0000

Premium account ______ R 95,627,277.0214

Total issued capital ______ R 98,087,256.1214

Certified correct.

Date 11-02-2002 Signature JD Hill & Co
Director/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

J.D. HILL & COMPANY
CHARTERED ACCOUNTANT (SA)

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

4. Number of shares previously issued, paid up capital and stated capital, including shares subscribed for in the memorandum:

No Par Value				Par Value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
		(R)	(R)			(R)	(R)
0		0	0.00	90,001	ORDINARY	0.02	1,800.0200
0		0	0.00	946,666	ORDINARY	0.02	18,933.3200
0		0	0.00	4,188,000	ORDINARY	0.02	83,760.0000
0		0	0.00	5,878,788	ORDINARY	0.02	117,575.7600
0		0	0.00	6,727,500	ORDINARY	0.02	134,550.0000
0		0	0.00	101,668,000	ORDINARY	0.02	2,033,360.0000
TOTAL 0		TOTAL R	0.00	TOTAL 119,498,955		TOTAL R	2,389,979.1000

TOTAL STATED CAPITAL	0.00

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

5. Shares comprising this allotment:

No Par Value				Par Value				
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		(R)	(R)			(R)	(R)	(R)
0		0	0.00	3,500,000	ORDINARY	0.02	1.38	4,900,000.0000
TOTAL 0		TOTAL R	0.00	TOTAL 3,500,000			TOTAL R	4,900,000.0000

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

7. Issued capital at date of this return:

No Par Value				Par Value					
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total Premium Account	Total amount of paid-up capital excluding Premium
		(R)	(R)			(R)	(R)	(R)	(R)
0		0	0.00	90,001	ORDINARY	0.02	1.23	110,701.23	1,800.0200
0		0	0.00	946,666	ORDINARY	0.02	0.88	833,066.08	18,933.3200
0		0	0.00	3,500,000	ORDINARY	0.02	1.38	4,830,000.00	70,000.0000
0		0	0.00	4,188,000	ORDINARY	0.02	1.06	4,439,280.00	83,760.0000
0		0	0.00	5,878,788	ORDINARY	0.02	1.08670664800296	6,388,518.00	117,575.7600
0		0	0.00	6,727,500	ORDINARY	0.02	0.48	3,229,200.00	134,550.0000
0		0	0.00	101,668,000	ORDINARY	0.02	0.745529682000236	75,796,511.71	2,033,360.0000
0	***TOTAL***	***TOTAL R***	0.00	122,998,955	***TOTAL***		***TOTAL R***	95,627,277.0214	2,459,979.1000

TOTAL STATED CAPITAL	0.00

TOTAL PREMIUM	95,627,277.0214

(7)

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

RECEIVED 2001 DEC -6 P 2:21 OFFICE OF INTERNATIONAL CORPORATE FINANCE

R50 R100

Registration No. of company
1921/006955/06

Name of company THE AFRIKANDER LEASE LTD

1. Date of allotment of shares 19/11/2001

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
0		200,000,000	ORDINARY	0.02	4,000,000.00
Total 0	Total	200,000,000		Total R	4,000,000.00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
		6000	Ord	2,00	12000,00
Total	Total			Total R	12000,00

Note: reduced to 2c p/share 5/9/61

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 19/11/2001

Name of company THE AFRIKANDER LEASE LTD

Postal address Docex 35 Benoni

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of companies Registration Office

2002 -05- 10

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrar of Companies

Mei 1999 - ProfSoft Solutions (Edms) Bpk - Gereproduseer onder die Staatsdrukker se Outeursregvergunning Nr. 10687 van 12 Mei 1999
May 1999 - ProfSoft Solutions (Pty) Ltd - Reproduced under Government Printer's Copyright Authority No. 10687 of 12 May 1999

4. Number of shares previously issued, paid-up and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
		SEE ATTACHED SCHEDULE					
Total		Total	R	Total		Total	R

Summary of issued capital prior to allotment:

Amount of issued paid-up capital ____ R 2,748,729.1000

Stated capital ____ R 0.0000

Premium account ____ R 118,438,527.0214

Total issued capital ____ R 121,187,256.1214

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
			SEE ATTACHED SCHEDULE					
Total		Total	R	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
		R	R			R	R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
		R	R			R	R	R	R
			SEE ATTACHED SCHEDULE						
Total		Total	R	Total				Total	R

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital ____ R 2,755,249.1200

Stated capital ____ R 0.0000

Premium account ____ R 118,762,624.8014

Total issued capital ____ R 121,517,873.9214

Certified correct.

Date 11-02-2002

Signature JD Hill & Co

Director/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

J.D. HILL & COMPANY
CHARTERED ACCOUNTANT (SA)

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

4. Number of shares previously issued, paid up capital and stated capital, including shares subscribed for in the memorandum:

No Par Value				Par Value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
		(R)	(R)			(R)	(R)
0		0	0.00	90,001	ORDINARY	0.02	1,800.0200
0		0	0.00	946,666	ORDINARY	0.02	18,933.3200
0		0	0.00	3,500,000	ORDINARY	0.02	70,000.0000
0		0	0.00	4,188,000	ORDINARY	0.02	83,760.0000
0		0	0.00	5,878,788	ORDINARY	0.02	117,575.7600
0		0	0.00	6,727,500	ORDINARY	0.02	134,550.0000
0		0	0.00	14,437,500	ORDINARY	0.02	288,750.0000
0		0	0.00	101,668,000	ORDINARY	0.02	2,033,360.0000
TOTAL 0		***TOTAL R***	0.00	***TOTAL*** 137,436,455		***TOTAL R***	2,748,729.1000

TOTAL STATED CAPITAL	0.00

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

5. Shares comprising this allotment:

No Par Value				Par Value				
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		(R)	(R)			(R)	(R)	(R)
0		0	0.00	106,334	ORDINARY	0.02	1.23	132,917.5000
0		0	0.00	219,667	ORDINARY	0.02	0.88	197,700.3000
TOTAL 0		TOTAL R	0.00	TOTAL 326,001			TOTAL R	330,617.8000

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

7. Issued capital at date of this return:

No Par Value				Par Value					
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total Premium Account	Total amount of paid-up capital excluding Premium
		(R)	(R)			(R)	(R)	(R)	(R)
0		0	0.00	196,335	ORDINARY	0.02	1.23	241,492.05	3,926.7000
0		0	0.00	1,166,333	ORDINARY	0.02	0.88	1,026,373.04	23,326.6600
0		0	0.00	3,500,000	ORDINARY	0.02	1.38	4,830,000.00	70,000.0000
0		0	0.00	4,188,000	ORDINARY	0.02	1.06	4,439,280.00	83,760.0000
0		0	0.00	5,878,788	ORDINARY	0.02	1.08670664800296	6,388,518.00	117,575.7600
0		0	0.00	6,727,500	ORDINARY	0.02	0.48	3,229,200.00	134,550.0000
0		0	0.00	14,437,500	ORDINARY	0.02	1.58	22,811,250.00	288,750.0000
0		0	0.00	101,668,000	ORDINARY	0.02	0.745529682000236	75,796,511.71	2,033,360.0000
0	TOTAL	TOTAL R	0.00	137,762,456	TOTAL		TOTAL R	118,762,624.8014	2,755,249.1200

TOTAL STATED CAPITAL	0.00

TOTAL PREMIUM	118,762,624.8014

(6)

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

R50 R100

RECEIVED
2001 DEC -6 P 2:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Registration No. of company
1921/006955/06

Name of company THE AFRIKANDER LEASE LTD

1. Date of allotment of shares 19/10/2001

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
0		200,000,000	ORDINARY	0.02	4,000,000.00
Total 0	Total	200,000,000		Total R	4,000,000.00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
		6000	Ord	2,00	12000,00
Total	Total			Total R	12000,00

Note: reduced to 2c p/share 5/9/61

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 19/10/2001

Name of company THE AFRIKANDER LEASE LTD

Postal address Docex 35 Benoni

Date of receipt by Registrar of Companies

Date stamp of Companies Registration Office

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

2002 -05- 10

Registrar of Companies

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

4. Number of shares previously issued, paid-up and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
		SEE ATTACHED SCHEDULE					
Total		Total	R	Total		Total	R

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 2,459,979.1000

Stated capital R 0.0000

Premium account R 95,627,277.0214

Total issued capital R 98,087,256.1214

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
			SEE ATTACHED SCHEDULE					
Total		Total	R	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
		R	R			R	R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
		R	R			R	R	R	R
			SEE ATTACHED SCHEDULE						
Total		Total	R	Total				Total	R

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital	R	2,748,729.1000
Stated capital	R	0.0000
Premium account	R	118,438,527.0214
Total issued capital	R	121,187,256.1214

Certified correct.

Date 11-02-2002 Signature [signature]

Director/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

J.D. HILL & COMPANY
CHARTERED ACCOUNTANT (SA)

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

4. Number of shares previously issued, paid up capital and stated capital, including shares subscribed for in the memorandum:

No Par Value				Par Value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
		(R)	(R)			(R)	(R)
0		0	0.00	90,001	ORDINARY	0.02	1,800.0200
0		0	0.00	946,666	ORDINARY	0.02	18,933.3200
0		0	0.00	3,500,000	ORDINARY	0.02	70,000.0000
0		0	0.00	4,188,000	ORDINARY	0.02	83,760.0000
0		0	0.00	5,878,788	ORDINARY	0.02	117,575.7600
0		0	0.00	6,727,500	ORDINARY	0.02	134,550.0000
0		0	0.00	101,668,000	ORDINARY	0.02	2,033,360.0000
TOTAL 0		*TOTAL R*	0.00	*TOTAL* 122,998,955		*TOTAL R*	2,459,979.1000

TOTAL STATED CAPITAL	0.00

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

5. Shares comprising this allotment:

No Par Value					Par Value				
Number of shares		Class of shares	Issue price per share	Stated Capital	Number of shares		Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
			(R)	(R)				(R)	(R)	(R)
	0		0	0.00		14,437,500	ORDINARY	0.02	1.58	23,100,000.0000
TOTAL	0		TOTAL R	0.00	TOTAL	14,437,500			TOTAL R	23,100,000.0000

RETURN OF ALLOTMENT OF SHARES

THE AFRIKANDER LEASE LTD

REGISTRATION NUMBER: 1921/006955/06

7. Issued capital at date of this return:

No Par Value				Par Value					
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total Premium Account	Total amount of paid-up capital excluding Premium
		(R)	(R)			(R)	(R)	(R)	(R)
0		0	0.00	90,001	ORDINARY	0.02	1.23	110,701.23	1,800.0200
0		0	0.00	946,666	ORDINARY	0.02	0.88	833,066.08	18,933.3200
0		0	0.00	3,500,000	ORDINARY	0.02	1.38	4,830,000.00	70,000.0000
0		0	0.00	4,188,000	ORDINARY	0.02	1.06	4,439,280.00	83,760.0000
0		0	0.00	5,878,788	ORDINARY	0.02	1.08670664800296	6,388,518.00	117,575.7600
0		0	0.00	6,727,500	ORDINARY	0.02	0.48	3,229,200.00	134,550.0000
0		0	0.00	14,437,500	ORDINARY	0.02	1.58	22,811,250.00	288,750.0000
0		0	0.00	101,668,000	ORDINARY	0.02	0.745529682000236	75,796,511.71	2,033,360.0000
0	TOTAL	TOTAL R	0.00	137,436,455	TOTAL		TOTAL R	118,438,527.0214	2,748,729.1000

TOTAL STATED CAPITAL	0.00
TOTAL PREMIUM	118,438,527.0214

AFL: Aflease - Aflease announces further steps ... 29/11/2004 09:29:01 AM

Aflease - Aflease announces further steps on uranium strategy
The Afrikander Lease Limited
(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration number 1921/006955/06)
("Aflease")
(ISIN Number : ZAE000000253 Share Code : AFL)
29 November 2004

AFLEASE ANNOUNCES FURTHER STEPS ON URANIUM STRATEGY

In line with Aflease's strategy to realise value in its world-class uranium resource, the group announced today that it has signed an MOU with Nufcor International Limited (NIL), a world leader in the marketing and distribution of nuclear fuel components.

This follows the Aflease Board's announcement on the 15th of November 2004 that it had approved R21 million to complete a feasibility study on the first phase of a project to mine the group's uranium resource. This phase is expected to be completed in June 2005.

In terms of the MOU, NIL, which is a United Kingdom -based company equally owned by AngloGold Ashanti Limited and Rand Merchant Bank, a division of First Rand Bank Limited, will now be the exclusive global marketer and distributor of Aflease's U308 uranium oxide concentrates.

Aflease has also secured the services of Turgis-Ukhozi Consulting Engineers, an international mine design company, to design and plan the mining of the resource. Aflease has also appointed Bateman Africa to design and manage the process engineering aspects of the project.

Commenting on the developments, Neal Froneman CEO of Aflease said:
"We have made good progress in our strategy of creating a focused uranium company. Bedding down quality partners to assess and design the mining of our uranium resource as well as to facilitate marketing and distribution, is an important step forward in maximising the value of our uranium resource."

The new mine is expected to be commissioned by the end of 2006 and will be designed to achieve an annual output of 4 million lbs over a 30 year life.

Annual gold production will be approximately 90 000 oz's and will be an important by-product ensuring the mines competitiveness in the international arena.

-ends-

Issued by Brunswick
Rob Pinker 083 326 7794/(011) 268 5750
Di Munro 083 326 5959/(011) 268 5750
Gareth Sharp 083 2873180/(011) 268 5750
On behalf of Aflease
Neal Froneman 083 628 0226/(011) 482 3605

Date: 29/11/2004 09:29:03 AM Produced by the JSE SENS Department

AFL: THE AFRIKANDER LEASE LIMITED - NOVEMBER 20... 15/11/2004 04:47:02 PM

THE AFRIKANDER LEASE LIMITED - NOVEMBER 2004 TRADING UPDATE
The Afrikander Lease Limited
(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration number 1921/006955/06)
("Aflease")
(ISIN Number : ZAE000000253 Share Code : AFL)

November 2004 trading update

Aflease announced on the 23rd of September 2004 that it will not publish quarterly results while the company is in a development phase. Aflease will therefore publish half-yearly and annual results with timeous operational updates to compliment these two financial reporting periods.

Uranium update

The company's management is progressing the uranium mine study. It is anticipated that the conversion of the existing Anglo information to SAMREC compliant information will be completed during December 2004. The results of this conversion process will be published with our annual results for 2004.
As a result of the encouraging outcome of the first phase work on the feasibility study, the Board has approved an increase in the scope of the study. As a result, the Board has approved an increased budget to R21m for the feasibility study, rather than the R15m previously announced.

Bonanza update

The Bonanza project is on schedule and under budget, with a total of 978 metres being developed in the September quarter. In line with previous communications gold production is planned to commence in Q2 2005.
Exploration work at Bonanza Central recommenced in September 2004.

Modder East update

Further exploration of this deposit commenced in September. The drilling that has been undertaken has developed our knowledge of the Kimberley Reefs for inclusion in the Feasibility study which will be completed by June 2005.

Johannesburg
15 November 2004
Sponsor
Nedbank Capital
Date: 15/11/2004 04:47:06 PM Produced by the JSE SENS Department

AFL: THE AFRIKANDER LEASE LIMITED - AFLEASE RES... 05/11/2004 02:55:40 PM

THE AFRIKANDER LEASE LIMITED - AFLEASE RESTRUCTURES ITS BALANCE SHEET
THE AFRIKANDER LEASE LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1921/006955/06)
Share code: AFL ISIN: ZAE000000253

Aflease restructures its balance sheet

Afrikander Lease is pleased to announce that, at the end of October 2004, it had reduced its debt facility with Nedcor Bank ("Nedcor") by R35 million. The funds utilised to pay Nedcor were raised through the sale of 2.4 million Randgold & Exploration ("Randgold") shares held by Aflease.

Aflease has now met the balloon payment required in terms of the Nedcor agreement. The remaining Randgold shares will be liquidated over a six to nine month period in smaller blocks to fund ongoing development of Bonanza, cover corporate costs and manage liquidity requirements. The company still has 7 million Randgold shares with which to manage its liquidity requirements.

The restructuring brings an end to the liquidity constraints under which the company has been operating for some time now. Cash flows will be further enhanced with the commissioning of the Bonanza South project during the second quarter of 2005. The Bonanza South project remains on schedule and within budget."

Johannesburg
5 November 2004
Sponsor
Nedbank Capital

Date: 05/11/2004 02:55:42 PM Produced by the JSE SENS Department

AFL: The Afrikander Lease Limited - General iss... 27/10/2004 01:21:01 PM

The Afrikander Lease Limited - General issue of shares for cash
The Afrikander Lease Limited
(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration number 1921/006955/06)
("Aflease")
(ISIN Number : ZAE000000253 Share Code : AFL)

GENERAL ISSUE OF SHARES FOR CASH

Introduction

Shareholders are advised that Aflease has concluded a number of issues of shares for cash, which was made in terms of the general authority to issue shares for cash granted by shareholders at the annual general meeting held on 28 June 2004. In total 12 974 884 new Aflease ordinary shares of 2 cents per share ("new Aflease shares") were issued at an average issue price of R1.73 per share, which equates to a 3.3% premium to the weighted average traded price of Aflease shares on the JSE Securities Exchange South Africa ("JSE") for the 30 business days prior to the date on which the agreements were reached. The cash issue constitutes 6.04% of the issued share capital of Aflease prior to such issue. The new Aflease shares will rank pari passu with the existing issued shares of Aflease. Application has been made to the JSE for the listing of the new Aflease shares with effect from 22 October 2004.

Rationale

The uranium market continues to improve and Aflease has identified the need to expedite it's uranium project planning. As such, a mine plan will be developed for phase 1 (the Soft Start Option) in order to commence uranium production at the earliest opportunity.
The funds raised will be utilised to proceed with the development of such a plan.

Pro forma financial effects for the quarter ended 30 June 2004

Per Aflease share	Actual before the cash issue(1)	Pro-forma after the cash issue (2)	Percentage change
Loss	(7.06)	(6.46)	8.46%
Headline loss	(7.06)	(6.46)	8.46%
NAV	51.13	58.25	13.91%
Tangible NAV	51.13	58.25	13.91%

RECEIVED 2004 DEC -6 P 2:21 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Notes

The "Actual before the cash issue" column is based on the unaudited financial results of Aflease for the six months ended 30 June 2004 as published in the press.
The "Pro Forma after the cash issue" column is based on the assumption that R22,398 million in cash in respect of the cash issue was received on 1 January 2004 and earned interest at an after tax rate of 3.88% for the six months to 30 June 2004.
The pro forma financial information is the responsibility of the directors of Aflease.

Johannesburg
27 October 2004
Investment bank and sponsor
Nedbank Corporate
Date: 27/10/2004 01:21:04 PM Produced by the JSE SENS Department

AFL: THE AFRIKANDER LEASE LIMITED - RESIGNATION... 01/10/2004 10:55:10 AM

THE AFRIKANDER LEASE LIMITED - RESIGNATION AND APPOINTMENT OF COMPANY SECRETAR AND CHANGE OF REGISTERED ADDRESS
The Afrikander Lease Limited
(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration number 1921/006955/06)
("Aflease")
(ISIN Number: ZAE000000253 Share Code : AFL)
RESIGNATION AND APPOINTMENT OF COMPANY SECRETARY AND CHANGE OF REGISTERED ADDRESS
In accordance with section 3.59 of the listings requirements of the JSE Securities Exchange SA, shareholders are advised that, JD Hill & Company has resigned as company secretary of Aflease with effect from 30 September 2004, and Mr. Elandre Bester has been appointed with effect from 1 October 2004.
Shareholders are also advised that upon resignation of JD Hill & Company and the appointment of Mr. Elandre Bester, the registered and business address of Aflease will henceforth be Block A, 55 Empire Road, Empire Office Park, Parktown, Johannesburg.
Johannesburg
1 October 2004
Investment bank and sponsor
Nedbank Capital
Date: 01/10/2004 10:55:13 AM Produced by the JSE SENS Department

AFL: THE AFRIKANDER LEASE LIMITED 30/09/2004 05:32:00 PM

(Incorporated in the Republic of South Africa)
(Registration number 1921/006955/06)
Share code: AFL ISIN: ZAE000000253
DEALING IN SECURITIES BY A DIRECTOR
In compliance with rule 3.63 of the JSE Listings Requirements, the following information is disclosed:

Director:	N J Froneman
Position held:	Chief Executive Officer
Company:	The Afrikander Lease Limited
Date of transaction:	29 September 2004
Number of shares purchased:	500 000
Date of transaction:	30 September 2004
Number of shares purchased:	500 000
Price purchased at:	R1.80 per share
Value of transaction:	R1 800 000
Extent of interest:	Direct beneficial
Share class:	Ordinary shares
Nature of transaction:	Purchase on the open market
Written permission to deal:	Yes

Johannesburg
30 September 2004
Sponsor
Nedbank Capital
Date: 30/09/2004 05:32:02 PM Produced by the JSE SENS Department

AFL: The Afrikander Lease Limited - Changes To ... 29/09/2004 09:09:34 AM

The Afrikander Lease Limited - Changes To The Board Of Directors Of Aflease
The Afrikander Lease Limited
(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration number 1921/006955/06)
("Aflease")
(ISIN Number : ZAE000000253 Share Code : AFL)

CHANGES TO THE BOARD OF DIRECTORS OF AFLEASE

Aflease is pleased to advise that Mrs Thuthukile Skweyiya, Mr Lunga Ncwana and Mr Kazunori Yoshimura have accepted appointments as Non Executive Directors with effect from 1 October 2004.

In addition Mrs. Skweyiya will also assume the position of Chairperson of the Board, replacing, Mr. Jean Nortier, the previous Chairman, who will remain on the Board and assume the executive position of Chief Financial Officer, replacing Mr. Marais Steyn with effect from 1 October 2004.

Mr. Steyn has seen Aflease through its financial transformation and leaves the company on a sound financial footing. Mr. Steyn will retain his association with Aflease by providing consulting services to the company.

Thutukile Skweyiya joined the Department of Foreign Affairs (DFA) in 1995 and she was appointed as the Department's first female Deputy Director General (DDG) charged with managing South Africa's relations with Asia and the Middle East. She is also the former South African Ambassador to France and UNESCO.

Lunga Ncwana was an ANC Youth League activist. Mr Ncwana is a former executive director of Lembede Investment Holdings and is a board member of Tradek Holdings; Rand Lease Properties; Matodzi Engineering & Randgold and Exploration Limited. He is a director of Boschendal Holdings, the chairman of Boschendal Winery Distribution and managing director of Itsuseng Holdings. He is a non executive director of Orlyfunt Holdings and also a non executive director of Omega Investment Research.

Mr Yoshimura is a director of the Jipangu Inc. and his appointment confirms Jipangu's ongoing commitment and future support for Aflease. Mr John Sibley, the previous nomination from Jipangu was requested by the board not to resign but to assume the role of an independent non-executive director with extensive legal expertise in the North American markets.

The Board of Directors would like to thank Messrs. Jean Nortier and Marais Steyn for their invaluable contributions in their respective positions. They have ensured that the company is well placed to deliver into the future.

Johannesburg
29 September 2004
Investment bank and sponsor
Nedbank Capital
Date: 29/09/2004 09:09:38 AM Produced by the JSE SENS Department

AFL: AFLEASE - RESULTS OF GENERAL MEETING AND P... 23/09/2004 01:00:02 PM

AFLEASE - RESULTS OF GENERAL MEETING AND PUBLICATION OF QUARTERLY RESULTS
The Afrikander Lease Limited
(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration number 1921/006955/06)
("Aflease")
(ISIN Number : ZAE000000253 Share Code : AFL)
RESULTS OF GENERAL MEETING AND PUBLICATION OF QUARTERLY RESULTS
Shareholders are advised that at the general meeting of Aflease shareholders held today, Thursday, 23 September 2004, all the resolutions were passed by the requisite majority of shareholders present and represented by proxy at the meeting. The special resolution will be lodged with the Registrar of Companies for registration in due course.
Shareholders are also advised that all the conditions precedent relating to the share swap between Aflease and Randgold & Exploration Company Limited have been fulfilled.
Publication of quarterly results
Shareholders are advised that, as there is no requirement for the publication of quarterly results, Aflease will no longer publish quarterly results. However, trading updates will be published when deemed necessary.
Johannesburg
23 September 2004
Investment bank and sponsor
Nedbank Capital
Date: 23/09/2004 01:00:04 PM Produced by the JSE SENS Department

AFL: The Afrikander Lease Limited - Dealing In ... 06/09/2004 03:57:01 PM

The Afrikander Lease Limited - Dealing In Securities By Directors
The Afrikander Lease Limited
(Incorporated in the Republic of South Africa)
(Registration number 1921/006955/06)
AFL (JSE) AFKDY (NASDAQ)
Share Code : AFL ISIN : ZAE000000253
("Aflease")
DEALING IN SECURITIES BY DIRECTORS
In compliance with paragraph 3.63 - 3.74 of the JSE Securities Exchange South Africa Listings Requirements, the following information, relating to dealing in securities by directors is disclosed:

Director:	K B K Jones
Company:	Aflease
Date of transaction:	3 September 2004
Number of shares purchased:	10 000
Price purchased at:	R1.74 per share
Value of transaction:	R17 395
Extent of interest:	Direct beneficial
Share class:	Ordinary shares
Nature of transaction:	Purchase on the open market
Written permission to deal obtained:	Yes
Director:	KV Dicks
Company:	Aflease
Date of transaction:	3 September 2004
Number of shares purchased:	15 000
Price purchased at:	R1.80 per share
Value of transaction:	R27 000
Extent of interest:	Direct beneficial
Share class:	Ordinary shares
Nature of transaction:	Purchase on the open market
Written permission to deal obtained:	Yes

Johannesburg
6 September 2004
Investment bank and sponsor
Nedbank Capital
Date: 06/09/2004 03:57:05 PM Produced by the JSE SENS Department

AFL: THE AFRIKANDER LEASE LIMITED - CONSOLIDATE... 03/09/2004 08:33:57 AM

THE AFRIKANDER LEASE LIMITED - CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND SIX MONTHS ENDED 30 JUNE 2004
THE AFRIKANDER LEASE LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1921/006955/06)
Share code: AFL (JSE) AFKDY (NASDAQ)
ISIN: ZAE000000253
("Aflease" or "the company")

Consolidated Financial Results for the Quarter and Six Months ended 30 June 2004
SALIENT FEATURES
- Cash operating profit of R4,3 million for the 6 months ended 30 June 2004 improved from a R28,2 million loss for the 6 months ended 30 June 2003.
- Attributable loss reduced from R46,4 million for the 6 months ended 30 June 2003 to R15 million for the 6 months ended 30 June 2004.
- Attributable loss for the June 2004 quarter reduced to R6,5 million from R8,7 million in the March 2004 quarter.
- All conditions other than shareholder approval fulfilled in relation to the Randgold Share Swap and Loan agreements.
- Randgold and JCI jointly and irrevocably undertake to make an offer to shareholders in the event that their shareholding extends beyond 50%.
- Capital raising agreements concluded with Randgold facilitating the retirement of Nedcor debt and continued development of high margin Gold and Uranium assets.
- Irrevocable commitments received from 41% of shareholders to support the Randgold agreements.

OUTLOOK
- Uranium prospects improved with U3O8 price breaking through 17 year highs.
- Bonanza South mine on schedule and below budget.
- Bonanza mine development confirms the geological model.
- Resumption of gold production scheduled from the Second Quarter 2005.
- Exploration work on Bonanza Central will commence in September 2004.
- Exploration to resume in September 2004 at Modder East.

Highlights:-	Unaudited Quarter To 30 June 2004	Unaudited Quarter To 31 Mar 2004	Unaudited Quarter To 30 June 2003	
Gold Produced And Sold:-				
- Kilograms	35	93	129	
- Ounces	1,111	2,985	4,150	
Cash Operating Cost Per Ton Mined (Before Non-recurring Items)	N/A	N/A	64.09	Cash
Operating Cost:-				
- Rand / Kg	81,159	79,785	243,280	
- US$ / Oz	372	369	985	
Cash Operating Profit/(Loss) (R"000)	1,685	2,578	(20,217)	
Operating Loss (R `000) (Before Non-recurring Items)	(4,969)	(7,608)	(28,504)	
Net Loss (R"000)	(6,343)	(8,690)	(32,435)	
Headline Loss Per Share (Cents)	(2.97)	(4.10)	(17.21)	
Basic Loss Per Share (Cents)	(2.97)	(4.10)	(17.21)	

Highlights:-	Audited Year To 31 Dec 2003	Unaudited 6 Months Ended 30 June 2004	Unaudited 6 Months Ended 30 June 2003
Gold Produced And Sold:-			
- Kilograms	1,222	127	320
- Ounces	39,288	4,097	10,287
Cash Operating			

Cost Per Ton Mined (Before Non-recurring Items)	79.01	N/A	65.70
Cash Operating Cost:-			
- Rand / Kg	122,258	80,159	178,180
- US$ / Oz	518	366	722
Cash Operating Profit/(Loss) (R"000)	(48,435)	4,263	(28,203)
Operating Loss (R `000) (Before Non-recurring Items)	(107,839)	(12,577)	(42,465)
Net Loss (R"000)	(409,622)	(15,033)	(46,396)
Headline Loss Per Share (Cents)	(95.16)	(7.06)	(25.29)
Basic Loss Per Share (Cents)	(217.40)	(7.06)	(25.29)
Operating Results:-			
Tons Mined - Open Pit	-	-	471,854
Tons Mined - Underground	-	-	18,070
Tons Stacked - CIS	-	341,091	185,484
Tons Milled - CIL	-	21,557	140,696
Reef Metres Developed - Underground	183	183	-
Waste Metres Developed - Underground	531	481	-
Gold Produced And Sold (Kg)	35	93	129
Grade Stacked - CIS	-	0.33	0.49
Grade Milled - CIL	-	0.75	0.91
Gold Price Received:-			
- Rand / Kg	79,280	88,704	86,645
- Rand / Oz	2,466	2,759	2,695
- US$ / Oz	384	407	356
Operating Results:-			
Tons Mined - Open Pit	1,799,361	-	850,013
Tons Mined - Underground	91,405	-	18,070
Tons Stacked - CIS	1,341,956	341,091	433,260
Tons Milled - CIL	1,262,518	21,557	140,696
Reef Metres Developed - Underground	-	366	-
Waste Metres Developed - Underground	-	1,012	-
Gold Produced And Sold (Kg)	1,222	127	320
Grade Stacked - CIS	0.47	0.33	0.76
Grade Milled - CIL	0.83	0.75	0.91
Gold Price Received:-			
- Rand / Kg	87,338	86,147	90,065
- Rand / Oz	2,717	2,679	2,801
- US$ / Oz	367	399	352

Development Sampling Results:-

March 2004 Quarter:

Reef	Metres Sampled	Cmg/t	Cw (Cm)
Upper Reef	110	204	28
Lower Reef	30	343	82

Sampling Coverage = 77%

June 2004 Quarter:

Reef	Metres Sampled	Cmg/t	Cw (Cm)
Upper Reef	67	247	22
Lower Reef	82	319	40

Sampling Coverage = 82%

	Unaudited Quarter To 30 June 2004	Unaudited Quarter To 31 Mar 2004	Unaudited Quarter To 30 June 2003
Income Statement:-	R"000	R"000	R"000
Revenue	4,491	9,987	11,183
Gold	2,741	8,237	11,183
Sundry	1,750	1,750	-
Cash Operating Costs	2,806	7,409	35,702
Cash Movement In Lock-up	-	-	(4,302)
Cash Operating Profit/(Loss)	1,685	2,578	(20,217)
Amortisation And Depreciation	289	295	3,696
Non-cash Movement In Lock-up	-	4,071	-
Net Finance Costs	3,318	2,439	1,262
General And Administrative	2,284	2,490	1,352
Exploration Expenditure	763	891	1,977
Rehabilitation Provision	-	-	-
	(4,969)	(7,608)	(28,504)

	Audited Year To 31 Dec 2003	Unaudited 6 Months Ended 30 June 2004	Unaudited 6 Months Ended 30 June 2003
Income Statement:-	R"000	R"000	R"000
Revenue	100,964	14,478	28,827
Gold	100,964	10,978	28,827
Sundry	-	3,500	-
Cash Operating Costs	160,629	10,215	68,261
Cash Movement In Lock-up	(11,230)	-	(11,231)
Cash Operating Profit/(Loss)	(48,435)	4,263	(28,203)
Amortisation And Depreciation	15,563	584	7,341
Non-cash Movement In Lock-up	4,767	4,071	-
Net Finance Costs	9,270	5,757	2,143
General And Administrative	9,165	4,774	1,882
Exploration Expenditure	5,557	1,654	2,896
Rehabilitation Provision	15,082	-	-
	(107,839)	(12,577)	(42,465)
Non Recurring Costs			
Decommissioning	576	-	2,602
Funding Expenses And Legal Fees	798	1,082	1,329
Fair Value Loss On Investments	-	-	-
Impairment Of Long Life Assets	-	-	-
Write Down Of Heap Leach And Other Stock Items	-	-	-
Operating Loss Before Taxation	(6,343)	(8,690)	(32,435)
Taxation	-	-	-
Loss Attributable To Ordinary Shareholders	(6,343)	(8,690)	(32,435)
Earnings/(Loss)			

Per Share (Cents):-			
- Cash Operating Profit/(Loss)	0.79	1.22	(10.73)
- Operating Loss (Before Non-recurring Items)	(2.32)	(3.59)	(15.13)
- Headline	(2.97)	(4.10)	(17.21)
- Basic	(2.97)	(4.10)	(17.21)
- Fully Diluted Headline	(2.65)	(3.94)	(16.32)
- Fully Diluted Basic	(2.65)	(3.94)	(16.32)
Net Asset Value Per Share (Cents):-	51.13	53.18	193.72
Weighted Average Number Of Ordinary Shares In Issue	213,848,508	212,111,373	188,438,191
Number Of Shares In Issue At End Of Period	214,684,614	213,192,739	188,569,073
Non Recurring Costs			
Decommissioning	6,744	576	2,602
Funding Expenses And Legal Fees	6,263	1,880	1,329
Fair Value Loss On Investments	301	-	-
Impairment Of Long Life Assets	230,325	-	-
Write Down Of Heap Leach And Other Stock Items	58,557	-	-
Operating Loss Before Taxation	(410,029)	(15,033)	(46,396)
Taxation	(407)	-	-
Loss Attributable To Ordinary Shareholders	(409,622)	(15,033)	(46,396)
Earnings/(Loss) Per Share (Cents):-			
- Cash Operating Profit/(Loss)	(25.71)	2.00	(15.37)
- Operating Loss (Before Non-recurring Items)	(57.23)	(5.91)	(23.14)
- Headline	(95.16)	(7.06)	(25.29)
- Basic	(217.40)	(7.06)	(25.29)
- Fully Diluted Headline	(91.28)	(6.27)	(23.94)
- Fully Diluted Basic	(208.53)	(6.27)	(23.94)
Net Asset Value Per Share (Cents):-	54.14	51.13	193.72
Weighted Average Number Of Ordinary Shares In Issue	188,421,148	212,979,940	183,488,113
Number Of Shares In Issue At End Of Period	210,952,406	214,684,614	188,569,073

The fully diluted earnings per share is based upon the dilutive effect of employee share options. The possible dilutive effect of the Randgold loan conversion has been calculated based on the assumption that Randgold elects to convert the loan in terms of Method 1 as described in the notes to the long term liabilities.

	Unaudited As At 30 June 2004	Unaudited As At 31 Mar 2004	Unaudited As At 30 June 2003	Audited As At 31 Dec 2003
Abridged Balance Sheet:-	R"000	R"000	R"000	R"000
Assets				
Non-current Assets:-				

- Mining Assets	228,916	219,142	397,550	214,708
- Other Assets	222	222	10,161	222
- Leach Pads	-	-	39,221	-
- Investments	13,364	13,110	12,818	12,513
	242,502	232,474	459,750	227,443
Current Assets:-				
- Inventories	9,152	9,743	24,813	14,698
- Leach Pads	-	-	9,805	-
- Receivables And Prepayments	6,107	5,778	12,647	8,539
- Amounts Owing By Related Third Parties	113	100	835	86
- Bank And Cash Balances	2,730	5,129	18,943	12,482
	18,102	20,750	67,043	35,805
Total Assets	260,604	253,224	526,793	263,248
Equity And Liabilities				
Capital And Reserves:-				
- Ordinary Share Capital	4,294	4,264	3,772	4,219
- Share Premium	505,576	502,871	383,364	495,050
- Accumulated Loss	(400,094)	(393,751)	(21,835)	(385,061)
	109,776	113,384	365,301	114,208
Non-current Liabilities:-				
- Interest Bearing Borrowings	59,772	51,247	78,261	63,391
- Rehabilitation And Closure Cost Obligations	20,659	20,610	4,500	20,610
- Amounts Owing To Related Third Parties	-	99	71	106
	80,431	71,956	82,832	84,107
Current Liabilities:-				
- Trade And Other Payables	11,653	9,495	32,264	17,145
- Provisions	5,207	6,635	5,224	8,794
- Short Term Loan	44,226	15,000	-	-
- Current Portion Of Interest Bearing Borrowings	9,217	29,303	32,622	29,452
- Bank Overdraft Balances	94	7,451	8,550	9,542
	70,397	67,884	78,660	64,933
Total Equity And Liabilities	260,604	253,224	526,793	263,248

	Unaudited Quarter To 30 June 2004	Unaudited Quarter T 31 Mar 2004	Unaudited Quarter To 30 June 2003
Abridged Cash Flow Statement:-	R"000	R"000	R"000
Cash Flow (Utilised By)/ Generated From :-			
Operating Activities	(5,074)	4,497	(2,592)
Investing Activities	(10,319)	(5,326)	(53,595)
Financing Activities	20,351	(4,433)	50,224
Net Increase/(Decrease) In Cash And Cash Equivalents	4,958	(5,262)	(5,963)
Cash & Cash Equivalents At Beginning Of Period	(2,322)	2,940	16,356
Cash & Cash Equivalents At End Of Period	2,636	(2,322)	10,393

	Audited Year To 31 Dec 2	Unaudited 6 Months To 30 June 2004	Unaudited 6 Months To 30 June 2003
Abridged Cash Flow Statement:-	R"000	R"000	R"000
Cash Flow (Utilised By)/			

Generated From :-			
Operating Activities	(44,813)	(15,576)	6,529
Investing Activities	(17,787)	(15,645)	(184,911)
Financing Activities	74,440	30,917	119,648
Net Increase/(Decrease) In Cash And Cash Equivalents	11,840	(304)	(58,734)
Cash & Cash Equivalents At Beginning Of Period	(8,900)	2,940	69,127
Cash & Cash Equivalents At End Of Period	2,940	2,636	10,393

Statement Of Changes In Equity:-

	Share Capital	Share Premium	Accum Profit/ (Loss)	Total Equity
	R"000	R"000	R"000	R"000
Balance At 31st December 2002	3,467	315,604	24,561	343,632
Issued During The Period	305	-	-	305
Share Premium	-	67,760	-	67,760
Net Loss After Taxation	-	-	(46,396)	(46,396)
Balance At 30th June 2003	3,772	383,364	(21,835)	365,301
Issued During The Period	447	-	-	447
Share Premium	-	111,686	-	111,686
Net Loss After Taxation	-	-	(363,226)	(363,226)
Balance At 31st December 2003	4,219	495,050	(385,061)	114,208
Issued During The Period	45	-	-	45
Share Premium	-	7,821	-	7,821
Net Loss After Taxation	-	-	(8,690)	(8,690)
Balance At 31st March 2004	4,264	502,871	(393,751)	113,384
Issued During The Period	30	-	-	30
Share Premium	-	2,705	-	2,705
Net Loss After Taxation	-	-	(6,343)	(6,343)
Balance At 30th June 2004	4,294	505,576	(400,094)	109,776

	Unaudited Quarter To 30 June 2004	Unaudited Quarter To 31 Mar 2004	Unaudited Quarter To 30 June 2003
Supplementary Information:-	R"000	R"000	R"000
Capital Commitments	1,100	500	8,000
Capital Expenditure	10,736	9,442	52,301
Asset Finance Leases:-	24,489	25,451	30,977
Less:- Short-term Portion	(9,217)	(9,303)	(6,553)
	15,272	16,148	24,424

The above finance leases are repayable over periods varying from one to five years and bear interest at an average rate of 10.85%

Loan - Heap Leach Plant:-	8,515	8,924	8,924

The above loan is repayable in 2005 and bears interest at a rate of 15.25%.

Loan - Nedbank:-	44,226	45,000	67,400
Less: - Short-term Portion	(44,226)	(20,000)	(25,000)
	-	25,000	42,400

The above is a three year facility and bears interest at a rate of jibar plus a margin of 4% decreasing to 3%. A new facility agreement has been negotiated with Nedcor.

Loan - Randgold:-	35,985	-	-

	Audited Year To 31 Dec 2003	Unaudited 6 Months Ended 30 June 2004	Unaudited 6 Months Ended 30 June 2003
Supplementary Information:-	R"000	R"000	R"000
Capital Commitments	2,000	1,100	8,000
Capital Expenditure	115,166	20,178	78,906
Asset Finance Leases:-	26,810	24,489	30,977
Less:- Short-term Portion	(9,452)	(9,217)	(6,553)
	17,358	15,272	24,424

The above finance leases are repayable over periods varying from one to five years and bear interest at an average rate of 10.85%

Loan - Heap Leach Plant:-	8,924	8,515	8,924

The above loan is repayable in 2005 and bears interest at a rate of 15.25%.

Loan - Nedbank:-	54,799	44,226	67,400
Less: - Short-term Portion	(20,000)	(44,226)	(25,000)
	34,799	-	42,400

The above is a three year facility and bears interest at a rate of jibar plus a margin of 4% decreasing to 3%. A new facility agreement has been negotiated with Nedcor.

Loan - Randgold:-	-	35,985	-

Interest is at 1.5% above prime overdraft rate, and will be repaid by Aflease on the last day of the twelve month period following the closure of the Randgold share swap transaction (as announced on 2 August 2004) by one of the following methods at the election of Randgold:

1. Conversion of the loan at a share price of R2.75 per Aflease ordinary share plus a three year option with an exercise price of R3.50 per Aflease ordinary share.
2. Conversion of the loan at an Aflease ordinary share price equal to 90% of the 30-day trade weighted average share price. Randgold has committed not to trade in Aflease shares for a period of 60 days leading up to conversion date.

The loan will be secured by way of pledge of approximately 5 million Randgold swap shares. Randgold has agreed to release the pledge on instruction of Aflease for purposes of raising funds to satisfy Aflease's cash flow requirements. The transaction is subject to shareholders approval anda detailed circular was posted on 1 September 2004. Shareholders are also referred to the announcement made on 2 August 2004.

	59,772	50,072	75,748
	62,459	59,772	75,748

Security:-

1. The loan for the heap-leach plant is secured by movable equipment limited to R8m, bond over mineral rights for an amount of R11m and by a pledge and cession of all short-term insurance policies covering the Heap Leach plant.
2. The Nedbank loan facility is secured by a bond over mineral rights and the CIL plant as well as security over certain moveable assets.

Notes To The Financial Statements:-

1. The same accounting policies have been applied to the current year as were used in the prior year's Annual Financial Statements.
2. These interim financial results have been compiled in accordance with South African Statements of Generally Accepted Accounting Practice in South Africa, including accounting standard AC127, " Interim Financial Reporting".
3. No dividend has been proposed or declared for the period under review.
4. Segmental Reporting - The Group operates in two geographical areas, the East Rand, Gauteng, South Africa, and Klerksdorp, North West Province, South Africa. The bulk of the capital expenditure was incurred on the Bonanza South development project. The other areas of activity include the corporate office and maintaining the New Kleinfontein property in the East Rand. Gold revenue was generated from the Klerksdorp operations, whereas the sundry revenue consisting of royalties received originated from the East Rand area.
5. Subsequent Events - Aflease entered into the share swap and loan agreements to facilitate the continuation and funding of its high margin gold and extended uranium assets. In terms of the share swap agreement, Aflease acquires 9,4 million Randgold shares of R0,01 each, fully paid up, against the issue and allotment to Randgold of 94 million ordinary shares of R0,02 each, fully paid up, in the issued share capital of Aflease. The transaction is subject to shareholders approval and a detailed circular was posted on 1 September 2004. Shareholders are also referred to the announcement made on 2 August 2004.6. Sundry revenue consists of royalties received from the Grootvlei Mines (Proprietary) Limited.

On Behalf of the board

D J Nortier, Chairman
N J Froneman, Chief Executive Officer

Johannesburg

2 September 2004
Date: 03/09/2004 08:34:11 AM Produced by the JSE SENS Department

AFL: Aflease - Posting of the circular, fulfilm... 02/09/2004 07:21:12 AM

Aflease - Posting of the circular, fulfilment of the conditions precedent and details of the general meeting
The Afrikander Lease Limited
(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration number 1921/006955/06)
("Aflease")
ISIN Number : ZAE000000253 Share Code : AFL
Posting of the circular, fulfilment of the conditions precedent and details of the general meeting
Further to the announcement dated 2 August 2004, relating to the share swap between Aflease and Randgold and Exploration Company Limited ("the transaction"), Aflease ordinary shareholders are hereby informed that the circular will be dispatched today and that, other than the ordinary shareholder approval, all the conditions precedent to the transaction have been fulfilled.
Aflease has received irrevocable undertakings to vote in favour of all the requisite resolutions to approve and implement the transaction, from shareholders holding 86 398 019 ordinary shares equating to approximately 41% of the ordinary shares in issue.
General meeting
Notice is hereby given that the general meeting of Aflease's ordinary shareholders will be held at Block A, Empire Park, 55 Empire Road, Parktown, Johannesburg on Thursday, 23 September 2004 at 10:00 to transact business as stated in the notice of the general meeting forming part of the circular.
Johannesburg
1 September 2004
Sponsor
Nedbank Capital
Date: 02/09/2004 07:21:14 AM Produced by the JSE SENS Department

RECEIVED
2004 DEC -6 P 2:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Release Date: 02/08/2004 12:05:01

Aflease - Share Swap Transaction And Withdrawal Of Cautionary Announce

2004/08/02 12:05:01

AFL
Aflease - Share Swap Transaction And Withdrawal Of Cautionary Announcement
The Afrikander Lease Limited
(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration number 1921/006955/06)
("Aflease")
(ISIN Number : ZAE00000253 Share Code : AFL)
SHARE SWAP TRANSACTION BETWEEN AFLEASE ("THE COMPANY") AND RANDGOLD & EXPLORATION COMPANY LIMITED ("RANDGOLD") AND WITHDRAWAL OF CAUTIONARY ANNOUNCEMENT

1. Introduction

Aflease shareholders were advised in an announcement on 12 February 2004 and in the 2003 Annual Report that Aflease had concluded agreements with Randgold in terms of which Randgold would:

- Subscribe for 24 million Aflease shares at a price of R 82,5 million and receive an option to subscribe for further Aflease shares ;
- Underwrite a R 100 million Aflease rights offer.

The changing market conditions, principally driven by the strengthening rand have resulted in both managements of Aflease and Randgold having to re negotiate the terms for future funding.

As such Aflease and Randgold ("parties") have agreed, subject to certain conditions precedent, that:

- Aflease will acquire 9 400 000 ordinary shares of R0,01 each, fully paid up, in the issued share capital of Randgold ("the Randgold Swap Shares") against the allotment and issue to Randgold of 94 000 000 ordinary shares of 2 cents each, fully paid up, in the issued share capital of Aflease ("the Aflease Swap Shares") ("the transaction"). Based on the closing price of Aflease shares on the JSE Securities Exchange South Africa ("JSE") on 29 July 2004, being the last practicable date before the finalisation of this announcement, the value of the transaction amounts to approximately R125 000 000; and
- Randgold will make available a R50 000 000 loan facility to Aflease to be repayable in Aflease shares . ("the Randgold loan").

The transaction will result in Aflease holding an equity interest in Randgold of approximately 12,5% and Randgold"s interest in Aflease increasing to approximately 33%.

2. Terms of the transaction

Aflease will acquire the Randgold Swap Shares against the allotment and issue to Randgold of the Aflease Swap Shares. Aflease will pledge the Randgold Swap Shares to Randgold as security for the due and punctual payment by Aflease to Randgold of all amounts due and owing by Aflease to Randgold in terms of the Randgold loan.

Aflease intends to dispose of the Randgold Swap Shares in a commercially prudent manner, in consultation with Randgold. Arrangements have been put in place to facilitate the efficient placement of the shares without unnecessary short term disruption of the Randgold share price.

The R 50 million loan facility attracts interest at 1,5% margin above the prime interest rate, is secured by the Randgold Swap Shares and will be

repaid by Aflease on the last day of the 12 month period following the closure of the transaction by one of the following methods at the election of Randgold:

- Conversion of the loan at a share price of R2,75 per Aflease share plus a 3 year option with an exercise price of R3,50 per Aflease share. Conversion of the loan and exercise of the option will inject additional cash funds into Aflease of approximately R 72 million and increase Randgold"s shareholding to approximately 41%, or
- Conversion of the loan at a share price equal to 90% of the 30-day trade weighted average share price of Aflease.

3. Rationale for the transaction

Since the third quarter of 2003 Aflease has identified and has begun positioning the company to sustain its business in a strong rand environment. This strategy resulted in the temporary closure of Aflease"s marginal open cast operations and simultaneous development of the company"s high margin gold assets of Bonanza South and Modder East.

Bonanza requires capital funding and will start producing gold during the 2nd quarter of 2005. Modder East requires funding to complete a bankable feasibility study. Aflease owns a number of other prospective gold targets which will be explored in a value accretive manner.

The Company believes that the uranium market is in the early phase of a long term upward trend. Aflease owns a world class uranium resource and as such it is imperative to fast track the uranium project. The first phase will be to complete a pre-feasibility study.

The company will also retire its long term debt and the refinancing is currently the subject of negotiation with the relevant banks.

4. Conditions precedent

The transaction is subject to the fulfilment of, inter alia, the following conditions precedent:

- Aflease shareholders approving the issue of 94 000 000 new Aflease shares as a specific issue of shares for cash;
- Independent Aflease shareholders (other than Randgold and concert parties) approving the waiver of a mandatory offer by Randgold to Aflease"s independent shareholders as a result of Randgold and concert parties acquiring more than 35% of Aflease issued shares following the transaction;
- Aflease shareholders approving the increase in authorised share capital; and
- Nedbank Capital consent to the agreements.

5. Warranties

Certain warranties which are normal in a transaction of this nature have been provided by the parties.

6. Other terms

The remaining terms and conditions of the transaction are standard for a transaction of this nature.

Financial effects

The unaudited financial effects of the transaction and the Randgold loan, based on the published consolidated audited results of Aflease for the year ended 31 December 2003, are set out below. The pro forma financial information has been prepared for illustrative purposes only and because of its nature may not give a true picture of Aflease"s financial position and results of operations.

Per Aflease share

	Before (1)	After the transaction and the Randgold loan (2)	% change
Basic loss (3)	(217.40)	(130.37)	40.0%
Fully diluted basic loss (3)	(208.53)	(126.99)	39.1%
Headline loss (3)	(95.16)	(53.75)	43.5%
Fully diluted headline loss (3)	(91.28)	(52.36)	42.6%

NAV (4)	54.14	89.61	65.5%
Tangible NAV (4)	54.14	89.61	65.5%
Weighted average shares in issue ("000)	188 421	300 603	
Shares in issue ("000)	210 952	323 134	

Notes

1. Based on the audited results of Aflease for the year ended 31 December 2003.
2. Represents the pro forma effects of the transaction and the Randgold loan based on the assumptions set out below.
3. The pro forma effects on earnings and headline earnings per share after the transaction and the Randgold loan are based on the following assumptions:
   a. The transaction and the Randgold loan were effective 1 January 2003;
   b The Randgold Swap Shares were all placed at R13.50 per share on 1 January 2003 and the proceeds utilised as follows:
      i. R55 million to settle debt; and
      ii The balance, net of costs, placed on call, earning interest at 9% before tax.
3. The Randgold loan, net of costs, was placed on call, earning interest at 9% before and was repaid on 1 January 2003 through the issue of Aflease shares at R2.75 per share. No account has been made for the effect of the American style option due to the uncertainty surrounding the take-up of such option. Should the option of issuing shares at 90% of the 30 day moving average be elected and such price is below R2.75, such issue will have a dilutionary effect on the pro forma effects presented.
4. The pro forma effects on net asset and tangible net asset value per share of the transaction and the Randgold loan are based on the following assumptions:
   a. The transaction and the Randgold loan were effective 31 December 2003;
   b The Randgold Swap Shares were all placed at R13.50 per share on 1 January 2003 and the proceeds utilised as follows:
      i. R55 million to settle debt; and
      ii. The balance, net of costs, placed on call.
5. The Randgold loan was placed on call and was repaid on 1 January 2003 through the issue of Aflease shares at R2.75 per share. No account has been made for the effect of the American style option due to the uncertainty surrounding the take-up of such option. Should the option of issuing shares at 90% of the 30 day moving average be elected and such price is below R2.75, such issue will have a dilutionary effect on the pro forma effects presented.
8. Circular to Aflease shareholders
   Subject to approval by the JSE, SRP and any other regulatory authority, a circular containing full details of the transaction and the Randgold loan will be posted to Aflease shareholders in due course.
   Withdrawal of cautionary announcement
   Further to the above, shareholders are advised that they no longer need to exercise caution when dealing in Aflease"s shares.

Johannesburg
30 July 2004

Sponsor	Attorneys	Reporting accountants
Nedbank Capital	Werksmans Incorporated	PriwaterhouseCoopers

Date: 02/08/2004 12:05:05 PM Produced by the JSE SENS Department

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RECEIVED
2004 DEC -6 P 2:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Release Date: 28/07/2004 17:00:00

Aflease/Randgold - Joint Cautionary Announcement

2004/07/28 17:00:00

AFL
Aflease/Randgold - Joint Cautionary Announcement

The Afrikander Lease Limited
(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration number 1921/006955/06)
("Aflease")
(ISIN Number: ZAE000000253 Share Code : AFL)

Randgold & Exploration Company Limited
(Incorporated in the Republic of South Africa)
(Registration number 1992/005642/06)
Share Code: RNG ISIN: ZAE000008819
Nasdaq trading symbol: RANGY
("Randgold")

JOINT CAUTIONARY ANNOUNCEMENT

Shareholders are advised that Aflease and Randgold have entered into negotiations to review the funding transaction announced on the Securities Exchange News Service on 12 February 2004, with a view to enter into an alternative funding structure, which negotiations, if successfully concluded, may have a material effect on the price of Aflease securities. Accordingly, shareholders are advised to exercise caution when dealing in Aflease securities until a further announcement is made.

Johannesburg
28 July 2004
Sponsor to Aflease
Nedbank Capital
Sponsor to Randgold
Sasfin corporate finance
Corporate Adviser to Randgold
Newfound
Date: 28/07/2004 05:00:02 PM Produced by the JSE SENS Department

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Release Date: 28/06/2004 15:07:41

Aflease - Results of annual general meeting

2004/06/28 15:07:41

AFL
Aflease - Results of annual general meeting
The Afrikander Lease Limited
(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration number 1921/006955/06)
("Aflease")
(ISIN Number: ZAE000000253
Share Code : AFL
Results of Annual General Meeting
Shareholders are advised that, at the annual general meeting of Aflease held today, all the resolutions were passed by the requisite majority of shareholders present and represented by proxy.
The special resolution will be submitted for registration at the Registrar of Companies in due course.
Johannesburg
28 June 2004
Sponsor
Nedbank Capital

Date: 28/06/2004 03:07:43 PM Produced by the JSE SENS Department

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RECEIVED
2004 DEC -6 P 2:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Release Date: 07/06/2004 17:02:01

THE AFRIKANDER LEASE LIMITED - POSTING OF ANNUAL REPORT AND INFORMATIO

2004/06/07 17:02:01

AFL
THE AFRIKANDER LEASE LIMITED - POSTING OF ANNUAL REPORT AND INFORMATION REGARDING THE AGM
The Afrikander Lease Limited
(Incorporated in the Republic of South Africa)
JSE Share Code: AFL
NASDAQ Share Code: AFKDY
(Registration number 1921/006955/06)
("Aflease")
ISIN Number: ZAE000000253
POSTING OF ANNUAL REPORT AND INFORMATION REGARDING THE ANNUAL GENERAL MEETING
Posting Of Annual Report
Further to the Aflease consolidated financial results for the year ended 31 December 2003 ("consolidated results") published on the Securities Exchange News Service on 19 March 2004, shareholders are advised that the Aflease annual report for the year ended 31 December 2003 was posted on Friday, 4 June 2004 and contains no material differences to the information presented in the consolidated results.
Information Regarding The Annual General Meeting
Shareholders are advised that the annual general meeting of Aflease will be held at 10h00 on Monday, 28 June 2004 at The Hilton, 138 Rivonia Road, Sandton to transact the business as stated in the notice of the annual general meeting forming part of the annual report.
Johannesburg
7 June 2004
Sponsor
Nedbank Capital

Date: 07/06/2004 05:02:03 PM Produced by the JSE SENS Department

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Release Date: 06/05/2004 17:30:08

RECEIVED
2004 DEC -6 P 2:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

THE AFRIKANDER LEASE LIMITED - FINANCIAL RESULTS FOR THE QUARTER ENDED

2004/05/06 17:30:08

AFL
THE AFRIKANDER LEASE LIMITED - FINANCIAL RESULTS FOR THE QUARTER ENDED 31 MARCH 2004
THE AFRIKANDER LEASE LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1921/006955/06)
Share code: AFL (JSE) AFKDY (NASDAQ)
ISIN: ZAE000000253
("Aflease" or "the company")
The Afrikander Lease Limited Consolidated Financial Results for the quarter ended 31 March 2004
Salient Features - March 2004 Quarter Results:
Modder East project"s mining authorization approved by DME.
Operating cash profit of R2,6 million achieved for the March quarter.
Capital expenditure program for organic growth to be funded via the placement and underwriting of equity totaling R182,5 million.
Bonanza reef and waste development on target.
Bonanza reef sample grade results in line with expectation.
Outlook
Aflease has since the middle of last year prepared the company for the current economic environment through its strategy of "Positioning for a Strong Rand". In 2003 Aflease suspended all marginal production and consequently is well positioned to ride out the current macro-economic climate. Production from the moth-balled operations can be restarted once economic conditions change. As such it is pleasing to note that a cash operating profit of R2,6 million* was achieved during the quarter under review. This marks a very significant turnaround from the previous quarter"s cash operating loss of R9,7 million.
Under very difficult circumstances Aflease has been able to keep the development of the Bonanza South project on schedule and within budget. During the quarter under review 183 meters were developed on Reef and 481 meters of waste development took place. The reef sampling is also in line with expectations and is reflected elsewhere in this report.
The company has moved into a development phase in which it will remain until Bonanza South comes into production by the middle of 2005. During this phase Aflease will aggressively pursue the design and development of its existing assets and will also continue to consider external opportunities. Aflease"s projects include the design of the high margin Modder East gold project and the exploitation of the exciting opportunities in the Uranium market. In line with the development-phase of the company the executive has been refocused. As such, Bruce Jones will assume the role of Technical Director.
On 2 May 2004, management was pleased to announce that the mining authorization and the environmental rehabilitation management programme for Modder East was approved by the Department of Minerals and Energy.
The company"s development activities will be funded through a R82,5 million private placement and an additional R100 million underwritten rights offer as announced on the 12 February 2004 and 19 March 2004 respectively. Further details of the rights offer will be announced as soon as possible.
* - Included in revenue was the clean-up after the suspension of the CIL plant in December 2003.

CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER ENDED 31 MARCH 2004

	UNAUDITED QUARTER TO 31 MAR 2004	UNAUDITED QUARTER TO 31 DEC 2003	UNAUDITED QUARTER TO 31 MAR 2003	REVIEWED YEAR TO 31 DEC 2003
HIGHLIGHTS:-				
GOLD PRODUCED AND SOLD				
-KILOGRAMS	93	381	191	1,222
-OUNCES	2,985	12,249	6,137	39,288
CASH OPERATING COST PER TON MINED (before non-recurring items)*	-	104.67	67.78	79.01
CASH OPERATING COST				
-RAND / KG	79,785	109,599	134,280	122,258
-$ / OZ	369	504	503	518
CASH OPERATING PROFIT/ (LOSS) (R"000)	2,578	(9,682)	(7,986)	(48,435)
OPERATING LOSS (R "000) (before non-recurring items)	(7,608)	(36,894)	(13,961)	(107,839)
NET LOSS (R"000)	(8,690)	(333,211)	(13,961)	(409,622)
HEADLINE LOSS PER SHARE (CENTS)	(4.10)	(49.85)	(7.76)	(95.16)
BASIC LOSS PER SHARE (CENTS)	(4.10)	(161.44)	(7.76)	(217.40)

*Excluding underground tonnage and nett costs relating to underground for the Dec 2003 quarterly results

OPERATING RESULTS:-				
TONS MINED - OPEN PIT	-	343,466	378,159	1,799,361
TONS MINED - UNDERGROUND	-	26,492	-	91,405
TONS STACKED - CIS	341,091	481,031	247,776	1,341,956
TONS MILLED - CIL	21,557	500,823	-	1,262,518
REEF METERS DEVELOPED - UNDERGROUND	183	-	-	-
WASTE METERS DEVELOPED - UNDERGROUND	481	-	-	-
GOLD PRODUCED AND SOLD (KG)	93	381	191	1,222
GRADE STACKED - CIS	0.33	0.15	1.03	0.47
GRADE MILLED - CIL	0.75	0.78	-	0.83
GOLD PRICE RECEIVED				
-RAND/KG	88,704	84,186	92,439	87,338
-RAND / OZ	2,759	2,618	2,875	2,717
-$ / OZ	407	389	350	367

DEVELOPMENT SAMPLING RESULTS:-

MARCH 2004 QUARTER:

REEF	METERS SAMPLED	CMG/T	CHANNEL WIDTH (CM)
UPPER REEF	110	204	28
LOWER REEF	30	343	82

SAMPLING COVERAGE = 77%

INCOME STATEMENT:-

	UNAUDITED QUARTER TO 31 MAR 2004 R"000	UNAUDITED QUARTER TO 31 DEC 2003 R"000	UNAUDITED QUARTER TO 31 MAR 2003 R"000	REVIEWED YEAR TO 31 DEC 2003 R"000
REVENUE	9,987	32,075	17,644	100,964
CASH OPERATING COSTS	7,409	41,757	32,559	160,629
- CASH MOVEMENT IN LOCK-UP	-	-	(6,929)	(11,230)
CASH OPERATING PROFIT/(LOSS)	2,578	(9,682)	(7,986)	(48,435)
AMORTISATION AND DEPRECIATION	295	4,112	3,645	15,563
- NON-CASH MOVEMENT IN LOCK-UP	4,071	-	-	4,767
NET FINANCE COSTS	2,439	2,889	881	9,270

GENERAL AND ADMINISTRATIVE	2,490	3,117	530	9,165
EXPLORATION EXPENDITURE	891	2,012	919	5,557
REHABILITATION PROVISION	-	15,082	-	15,082
	(7,608)	(36,894)	(13,961)	(107,839)
NON-RECURRING COSTS				
DECOMMISSIONING	-	4,142	-	6,744
FUNDING EXPENSES AND LEGAL FEES	1,082	3,399	-	6,263
FAIR VALUE LOSS ON INVESTMENTS	-	301	-	301
IMPAIRMENT OF LONG LIFE ASSETS	-	230,325	-	230,325
WRITE DOWN OF HEAP LEACH AND OTHER STOCK ITEMS	-	58,557	-	58,557
OPERATING LOSS BEFORE TAXATION	(8,690)	(333,618)	(13,961)	(410,029)
TAXATION	-	(407)	-	(407)
LOSS ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	(8,690)	(333,211)	(13,961)	(409,622)
RATIOS:-				
(LOSS)/EARNINGS PER SHARE (CENTS):-				
- CASH OPERATING PROFIT/(LOSS)	1.22	(4.69)	(4.44)	(25.71)
- OPERATING LOSS (before non-recurring items)	(3.59)	(17.88)	(7.76)	(57.23)
- HEADLINE	(4.10)	(49.85)	(7.76)	(95.16)
- BASIC	(4.10)	(161.44)	(7.76)	(217.40)
- FULLY DILUTED HEADLINE	(3.94)	(47.99)	(7.64)	(91.28)
- FULLY DILUTED BASIC	(3.94)	(155.41)	(7.64)	(208.53)
NET ASSET VALUE PER SHARE (CENTS):-	53.18	54.14	211.00	54.14
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES IN ISSUE	212,111,373	206,393,754	179,946,779	188,421,148
NUMBER OF SHARES IN ISSUE AT END OF PERIOD	213,192,739	210,952,406	188,292,090	210,952,406

THE FULLY DILUTED EARNINGS PER SHARE IS BASED UPON THE DILUTIVE EFFECT OF EMPLOYEE SHARE OPTIONS.

	UNAUDITED AS AT 31 MAR 2004 R"000	REVIEWED AS AT 31 Dec 2003 R"000	UNAUDITED AS AT 31 MAR 2003 R"000
ABRIDGED BALANCE SHEET:-			
ASSETS			
NON-CURRENT ASSETS:-			
-MINING ASSETS	219,142	214,708	348,946
-OTHER ASSETS	222	222	9,583
-LEACH PADS	-	-	39,221
-INVESTMENTS	13,110	12,513	14,213
	232,474	227,443	411,963
CURRENT ASSETS:-			
-INVENTORIES	9,743	14,698	20,629
-LEACH PADS	-	-	9,805
-RECEIVABLES AND PREPAYMENTS	5,778	8,539	10,507
-AMOUNTS OWING BY RELATED THIRD PARTIES	100	86	881
-BANK AND CASH BALANCES	5,129	12,482	21,585
	20,750	35,805	63,407
TOTAL ASSETS	253,224	263,248	475,370
EQUITY AND LIABILITIES			
CAPITAL AND RESERVES:-			

-ORDINARY SHARE CAPITAL	4,264	4,219	3,766
-SHARE PREMIUM	502,871	495,050	382,938
-ACCUMULATED (LOSS)/EARNINGS	(393,751)	(385,061)	10,600
	113,384	114,208	397,304
NON-CURRENT LIABILITIES:-			
-INTEREST BEARING BORROWINGS	51,247	63,391	28,462
-REHABILITATION AND CLOSURE COST OBLIGATIONS	20,610	20,610	4,500
-AMOUNTS OWING TO RELATED THIRD PARTIES	99	106	77
	71,956	84,107	33,039
CURRENT LIABILITIES:-			
-TRADE AND OTHER PAYABLES	24,495	17,145	27,016
-PROVISIONS	6,635	8,794	5,576
-CURRENT PORTION OF INTEREST BEARING BORROWINGS	29,303	29,452	7,206
-BANK OVERDRAFT BALANCES	7,451	9,542	5,229
	67,884	64,933	45,027
TOTAL EQUITY AND LIABILITIES	253,224	263,248	475,370

ABRIDGED CASH FLOW STATEMENT:-

	UNAUDITED QUARTER TO 31 MAR 2004	UNAUDITED QUARTER TO 31 DEC 2003	UNAUDITED QUARTER TO 31 MAR 2003	REVIEWED YEAR TO 31 DEC 2003
R"000 R"000	R"000	R"000		
CASH FLOW GENERATED FROM /(UTILISED BY):-				
OPERATING ACTIVITIES	4,497	(44,813)	5,530	(102,791)
INVESTING ACTIVITIES	(5,326)	(17,787)	(124,461)	(146,697)
FINANCING ACTIVITIES	(4,433)	74,440	66,160	183,300
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(5,262)	11,840	(52,771)	(66,188)
CASH & CASH EQUIVALENTS AT BEGINNING OF PERIOD	2,940	(8,900)	69,127	69,128
CASH & CASH EQUIVALENTS AT END OF PERIOD	(2,322)	2,940	16,356	2,940

	SHARE CAPITAL R"000	SHARE PREMIUM R"000	ACCUM PROFIT R"000	TOTAL EQUITY R"000
STATEMENT OF CHANGES IN EQUITY:-				
BALANCE AT 31ST DECEMBER 2002	3,467	315,604	24,561	343,632
ISSUED DURING THE PERIOD	299	-	-	299
SHARE PREMIUM	-	67,334	-	67,334
NET LOSS AFTER TAXATION	-	-	(13,961)	(13,961)
BALANCE AT 31ST MARCH 2003	3,766	382,938	10,600	397,304
ISSUED DURING THE PERIOD	453	-	-	453
SHARE PREMIUM	-	112,112	-	112,112
NET LOSS AFTER TAXATION	-	-	(395,661)	(395,661)
BALANCE AT 31ST DECEMBER 2003	4,219	495,050	(385,061)	114,208
ISSUED DURING THE PERIOD	45	-	-	45
SHARE PREMIUM	-	7,821	-	7,821
NET LOSS AFTER TAXATION	-	-	(8,690)	(8,690)
BALANCE AT 31ST MARCH 2004	4,264	502,871	(393,751)	113,384

	UNAUDITED QUARTER TO 31 MAR 2004 R"000	UNAUDITED QUARTER TO 31 DEC 2003 R"000	UNAUDITED QUARTER TO 31 MAR 2003 R"000	REVIEWED YEAR TO 31 DEC 2003 R"000
SUPPLEMENTARY INFORMATION:-				
CAPITAL COMMITMENTS	500	2,000	30,000	2,000
CAPITAL EXPENDITURE	9,442	22,297	23,300	115,166
ASSET FINANCE LEASES:-	25,451	26,810	22,876	26,810
LESS:- SHORT-TERM PORTION	(9,303)	(9,452)	(6,137)	(9,452)
	16,148	17,358	16,739	17,358

THE ABOVE FINANCE LEASES ARE REPAYABLE OVER PERIODS VARYING FROM ONE TO FIVE YEARS AND BEAR INTEREST AT AN AVERAGE RATE OF 10.85%.				
LOAN-HEAP LEACH PLANT:-	8,924	8,924	8,924	8,924
THE ABOVE LOAN IS REPAYABLE IN 2005 AND BEARS INTEREST AT A RATE OF 15.25%.				
LOAN-NEDBANK:-	45,000	54,799	-	54,799
LESS:- SHORT-TERM PORTION	(20,000)	(20,000)	-	(20,000)
	25,000	34,799	-	34,799
THE ABOVE IS A THREE YEAR FACILITY AND BEARS INTEREST AT A RATE OF JIBAR PLUS A MARGIN OF 4% DECREASING TO 3%. DUE TO THE TEMPORARY SUSPENSION OF THE KLERKSDORP OPERATIONS, THE COMPANY IS IN BREACH OF THE TERMS OF THE LOAN AGREEMENT. THE BREACH IS HOWEVER, AN ONGOING SUBJECT OF DISCUSSION AND ALTERNATIVE FINANCING ARRANGEMENTS.				
	50,072	61,081	25,663	61,081

SECURITY:-

1. THE LOAN FOR THE HEAP-LEACH PLANT IS SECURED BY MOVABLE EQUIPMENT LIMITED TO R8M, BOND OVER MINERAL RIGHTS FOR AN AMOUNT OF R11M AND BY A PLEDGE AND CESSION OF ALL SHORT-TERM INSURANCE POLICIES COVERING THE HEAP LEACH PLANT.
2. THE NEDBANK LOAN FACILITY IS SECURED BY A BOND OVER MINERAL RIGHTS AND THE CIL PLANT AS WELL AS SECURITY OVER CERTAIN MOVEABLE ASSETS.

Notes to the Financial Statements:-

1. The same accounting policies have been applied to the current year as were used in the prior year"s annual financial statements.
2. These financial results have been compiled in accordance with South African Statements of Generally Accepted Accounting Practice in South Africa.
3. No dividend has been proposed or declared for the period under review.
4. Funding arrangements:

An agreement was signed with Randgold and Exploration Limited for the placement of 24 million shares raising R82,5 million at a share price of R3.44. Shareholders are referred to the SENS announcement dated 12 February 2004 for full details of the transaction.

On 19 March 2004, the company announced that it has received a rights offer underwriting commitment from Randgold and Exploration Limited for R100 million. The details of the rights offer will be announced shortly.

Randgold and Exploration Limited has advanced short-term loans to the amount of R30 million to the company to fund short-term cash flow requirements. The loan will be offset against the R82,5 million private placement detailed in note (i) above.

5. Production from the CIS operation was stopped in light of the marginality and risk profile of the operation.

Disclaimer

Date: 06/05/2004 05:30:33 PM Produced by the JSE SENS Department

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Release Date: 03/05/2004 17:38:02

The Afrikander Lease Limited - Modder East Mining Authorisation Grante

2004/05/03 17:38:02

AFL
The Afrikander Lease Limited - Modder East Mining Authorisation Granted
The Afrikander Lease Limited
(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration number 1921/006955/06)
("Aflease")
(ISIN Number : ZAE000000253 Share Code : AFL)
MODDER EAST MINING AUTHORISATION GRANTED
Aflease shareholders are advised that the Department of Mineral and Energy Affairs granted the requisite Mining Authorization (Mining License) and Management Programme Report that Aflease requires to develop its Modder East mine to Aflease on 30 April 2004.
Aflease shareholders will be kept informed of any material developments in relation to its Modder East project.
Johannesburg
3 May 2004
Sponsor
Nedbank Capital

Date: 03/05/2004 05:38:03 PM Produced by the JSE SENS Department

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Release Date: 03/05/2004 17:36:03

RECEIVED
2004 DEC -6 P 2:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

03/05/2004 05:36:03 PM by Annalie De Bruyn Should you have any furthe

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2004/05/03 17:36:03

The story was retracted with the following comment. Incorrect heading on: 03/05/2004 05:36:03 PM by Annalie De Bruyn Should you have any further queries please contact the JSE SENS Department. Regards.

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RECEIVED
2004 DEC -6 P 2:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Release Date: 03/05/2004 17:15:01

The Afrikander Lease Limited - Modde East Mining Authorisation Granted

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2004/05/03 17:15:01

AFL
The Afrikander Lease Limited - Modde East Mining Authorisation Granted
The Afrikander Lease Limited
(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration number 1921/006955/06)
("Aflease")
(ISIN Number : ZAE000000253 Share Code : AFL)
MODDE EAST MINING AUTHORISATION GRANTED
Aflease shareholders are advised that the Department of Mineral and Energy Affairs granted the requisite Mining Authorization (Mining License) and Management Programme Report that Aflease requires to develop its Modder East mine to Aflease on 30 April 2004.
Aflease shareholders will be kept informed of any material developments in relation to its Modder East project.
Johannesburg
3 May 2004
Sponsor
Nedbank Capital

Date: 03/05/2004 05:15:04 PM Produced by the JSE SENS Department

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Release Date: 16/03/2004 17:39:00

THE AFRIKANDER LEASE LIMITED - TERMINATION OF THE ACQUISITION BY AFLEA

2004/03/16 17:39:00

AFL
THE AFRIKANDER LEASE LIMITED - TERMINATION OF THE ACQUISITION BY AFLEASE OF KALAHARI GOLDRIDGE MINING COMPANY LIMITED
The Afrikander Lease Limited
(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration number 1921/006955/06)
("Aflease")
ISIN Number: ZAE000000253
JSE Share Code: AFL
TERMINATION OF THE ACQUISITION BY AFLEASE OF KALAHARI GOLDRIDGE MINING COMPANY LIMITED ("Kalgold") ("the acquisition")
Aflease shareholders are referred to the announcements published on SENS on 7 November 2003 and on 4 March 2004 relating to the acquisition.
Aflease shareholders are advised that Aflease successfully secured a credit approved financing facility to fulfill its obligations in relation to the acquisition. The terms of the financing facility are not acceptable to Harmony. Aflease and Harmony have, as a consequence, decided to terminate the acquisition agreement in respect of Kalgold.
Aflease will continue to focus on the development of its high margin projects, notably Bonanza South and Modder East.
16 March 2004
Johannesburg
SPONSOR:
NEDBANK

Date: 16/03/2004 05:39:02 PM Produced by the JSE SENS Department

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Release Date: 04/03/2004 17:31:01

Aflease - Kalgold Transaction Gets Ministerial Approval

2004/03/04 17:31:01

AFL
Aflease - Kalgold Transaction Gets Ministerial Approval
The Afrikander Lease Limited
(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration number 1921/006955/06)
("Aflease")
Share Code : AFL
ISIN Number : ZAE000000253
KALGOLD TRANSACTION GETS MINISTERIAL APPROVAL
Johannesburg, Thursday 4 March 2004 - The Afrikander Lease Limited ("Aflease") today announced that the remaining conditions precedent to the sale of Kalgold to Aflease had been met or waived. The Minister of Minerals and Energy, Ms Phumzile Mlambo-Ngcuka today approved the sale.
In terms of the agreement entered into by the parties on 6 November 2003, Aflease agreed to acquire Kalgold for a total consideration of R275 million. As agreed at the time, the consideration will be effected through R137,5 million in Aflease shares valued at R5,35 per share and a cash payment of R137,5 million within 3 days after all the conditions precedent had been met or waived.
A circular containing details of the transaction including a Competent Persons Report will be sent to Aflease shareholders in due course.
Johannesburg
4 March 2004
Investment bank and sponsor
Nedbank Corporate

Date: 04/03/2004 05:31:02 PM Produced by the JSE SENS Department

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RECEIVED
2004 DEC -6 P 2:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Release Date: 12/02/2004 15:15:06

The Afrikander Lease Limited - Proposed specific issue of shares for c

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2004/02/12 15:15:06

AFL
The Afrikander Lease Limited - Proposed specific issue of shares for cash and update on Kalgold transaction
The Afrikander Lease Limited
(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration number 1921/006955/06)
("Aflease")
(ISIN Number: ZAE000000253
Share Code : AFL)
Proposed specific issue of shares for cash and update on Kalgold transaction
1. Introduction and rationale
Shareholders are informed that Aflease has made good progress in raising capital to finance the development of its Bonanza South and Modder East projects and to settle the R137,5 million cash owing to Harmony.as a result of the acquisition of Kalahari Goldridge Mining Company Limited announced on 7 November 2003 ("the Kalgold acquisition").
In order to meet these obligations the board of directors of Aflease has resolved to implement a specific issue of 24 000 0000 new Aflease shares to Randgold and Exploration Limited ("Randgold") ("the specific issue of shares for cash") on the terms and conditions set out below.
Whilst the implementation of the specific issue of shares for cash will not, in isolation, enable Aflease to pay Harmony the R137,5 million owing to it, the specific issue of shares for cash will bolster Aflease"s balance sheet and will make it easier for Aflease to fulfil its obligation to Harmony.
2. Details of the specific issue of shares
The specific issue of shares will be effected as detailed below.
2.1 Randgold, or its nominee will subscribe for 24 million Aflease shares ("the initial subscription") and Randgold or its nominee will receive a 3 year American option to subscribe for a further 24 million Aflease shares at 500 cents per share for a total consideration of R82,5 million equating to approximately 10% of the issued share capital of Aflease;
2.2 For 18 months from the initial subscription Randgold or its nominee will be entitled to subscribe for a second tranche of 24 million Aflease shares and Randgold or its nominee will receive a further 3 year American option to subscribe for 24 million Aflease shares at 500 cents per share for a total consideration of R88,5 million;
2.3 Randgold will make a R15 million short-term facility available to Aflease which, if drawn, will be repayable in Aflease shares or cash, at the election of Randgold.
Aflease shareholders should note that all 4 steps are part of one composite transaction, which could result in a maximum (if all options in 2.1 and 2.2 are exercised) of 96 000 000 Aflease shares being issued to Randgold for a total cash consideration of R411 million, (equating to approximately 28% of the issued share capital of Aflease after the implementation of the Kalgold acquisition (approximately 33% before the implementation of the Kalgold acquisition).
3. Financial effects of the specific issue of shares
Based on the unaudited results for the six months ended 30 June 2003, the pro forma financial effects of the specific issue of shares on Aflease"s earnings

per share ("EPS"), headline earnings per share ("HEPS") and net asset value per share ("NAV") are set out below. As the Kalgold acquisition and the related funding mechanism for settling the consideration have not been finalised, the effects of the specific issue of shares do not take into account the Kalgold transaction. This pro forma financial information has been prepared for illustrative purposes only and because of its nature may not give a true picture of Aflease"s financial position and results of operations, nor the effect and impact of the specific issue of shares going forward.

Per Aflease share	Before(1)	After	% Change
Headline and basic EPS (cents) (2)	(25,29)	(20,87)	17,5
Fully diluted EPS (cents) (2)	(23,94)	(19,89)	16,9
Tangible and intangible NAV (cents) (3)	193,72	210,56	8,7
Shares in issue	188 569 073	212 569 073	
Weighted average shares in issue	183 488 113	207 488 113	

Notes

1. Based on the published consolidated unaudited results of Aflease for the six months ended 30 June 2003.

2. The "After effects on earnings per share are based on the following assumptions:

a The specific issue of shares for cash was effective 1 January 2003; and

b The proceeds from the specific issue of shares for cash, net of transaction costs, were invested at an average after tax rate of 7,5% pa for the six months to 30 June 2003 until a decision as to the specific application of the proceeds is finalised.

3. The "After effects on net asset value per share are based on the following assumptions:

a The specific issue of shares for cash was effective 30 June 2003; and

b Transaction costs were capitalised to share capital.

c No effect has been given to the American option and the second tranche due to the uncertainty regarding the take up of the option or second tranche and the timing thereof.

4. Conditions precedent

The specific issue of shares for cash is subject to, inter alia, the following conditions precedent:

- the approval of the boards of Aflease and Randgold;
- obtaining approval from 75% of Aflease shareholders present and voting in general meeting; and
- Obtaining the approval of the JSE, SRP and any other regulatory body that may be required.

5. JSE in full Listing Requirements implications

The JSE Listing Requirements require that the proposed specific issue of shares be approved by 75% majority of Aflease"s shareholders, excluding Randgold, which will not be entitled to vote on the resolutions giving effect to the specific issue of shares.

6. Increase in authorised share capital

In order to implement the proposed specific issue of shares, Aflease"s articles of association will need to be amended by increasing Aflease"s authorised share capital from R6 000 000 comprising 300 000 000 ordinary shares of 2 cents each, to R10 000 000 comprising 500 000 000 ordinary shares of 2 cents each.

The special resolution, approving the proposed amendment to Aflease"s articles of association is subject to the approval of 75% of Aflease"s shareholders present.

Aflease has, so far, received irrevocable undertakings (in support of all the resolutions that may be required to implement the specific issue of shares for cash) from Aflease shareholders holding 66 662 229 Aflease shares, constituting approximately 31% of the shares which are eligible to vote at the general meeting of Aflease shareholders.

7. Update on the Kalgold acquisition

Shareholders are advised that Aflease is progressing the fulfilment of the

conditions precedent to the Kalgold acquisition and that several of the conditions precedent had been met as at the time of this announcement.
The circular containing details of the Kalgold acquisition, including a Competent Person"s Report, is currently being prepared and will be posted to Aflease shareholders upon completion.
It is anticipated that the circular, which will now include details on the specific issue of shares and a notice of a general meeting of Aflease shareholders to approve the specific issue of shares and increase in authorised share capital, will be posted to Aflease shareholders in due course.
Johannesburg
12 February 2004

Sponsor	Reporting Accountants
Nedbank Corporate	PricewaterhouseCoopers

Date: 12/02/2004 03:15:11 PM Produced by the JSE SENS Department

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Release Date: 10/12/2003 17:21:01

The Afrikander Lease Limited - Dealing In Securities By A Director

2003/12/10 17:21:01

AFL
The Afrikander Lease Limited - Dealing In Securities By A Director
THE AFRIKANDER LEASE LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1921/006955/06)
Share code: AFL ISIN: ZAE000000253
DEALING IN SECURITIES BY A DIRECTOR
In compliance with rule 3.63 to 3.74 of the JSE Listings Requirements, the following information is disclosed:

Director:	K B K Jones
Company:	The Afrikander Lease Limited
Date of transaction:	10 December 2003
Number of shares purchased:	4 200
Price purchased at:	R2.40 per share
Value of transaction:	R10 080
Extent of interest:	Direct beneficial
Share class:	Ordinary shares
Nature of transaction:	Purchase on the open market
Written permission to deal:	Yes

Johannesburg
10 December 2003
Sponsor
Nedbank Corporate

Date: 10/12/2003 05:21:02 PM Produced by the JSE SENS Department

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Release Date: 10/12/2003 11:37:01

THE AFRIKANDER LEASE LIMITED - DEALING IN SECURITIES BY DIRECTORS

2003/12/10 11:37:01

AFL
THE AFRIKANDER LEASE LIMITED - DEALING IN SECURITIES BY DIRECTORS
THE AFRIKANDER LEASE LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1921/006955/06)
Share code: AFL ISIN: ZAE000000253
DEALING IN SECURITIES BY DIRECTORS
In compliance with rule 3.63 of the JSE Listings Requirements, the following information is disclosed:

Chairman:	D J Nortier
Company:	The Afrikander Lease Limited
Date of transaction:	10 December 2003
Number of shares purchased:	30 000
Price purchased at:	R1.83 per share
Value of transaction:	R54 900
Extent of interest:	Direct beneficial
Share class:	Ordinary shares
Nature of transaction:	Purchase on the open market
Written permission to deal:	Yes
Chief Executive Officer:	N J Froneman
Company:	The Afrikander Lease Limited
Date of transaction:	10 December 2003
Number of shares purchased:	50 000
Price purchased at:	R1.32 per share
Value of transaction:	R66 000
Extent of interest:	Direct beneficial
Share class:	Ordinary shares
Nature of transaction:	Purchase on the open market
Written permission to deal:	Yes
Director:	K V Dicks
Company:	The Afrikander Lease Limited
Date of transaction:	10 December 2003
Number of shares purchased:	25 000
Price purchased at:	R1.76 per share
Value of transaction:	R44 000
Extent of interest:	Direct beneficial
Share class:	Ordinary shares
Nature of transaction:	Purchase on the open market
Written permission to deal:	Yes
Director:	M Steyn
Company:	The Afrikander Lease Limited
Date of transaction:	10 December 2003
Number of shares purchased:	11 000
Price purchased at:	R1.70 per share
Value of transaction:	R18 700
Extent of interest:	Direct beneficial
Share class:	Ordinary shares
Nature of transaction:	Purchase on the open market
Written permission to deal:	Yes

Johannesburg
10 December 2003
Sponsor
Nedbank Corporate

Date: 10/12/2003 11:37:04 AM Produced by the JSE SENS Department

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Release Date: 09/12/2003 10:38:10

The Afrikander Lease Limited - Restructuring Of Afrikander Operations

2003/12/09 10:38:10

AFL
The Afrikander Lease Limited - Restructuring Of Afrikander Operations For A Strong Rand
The Afrikander Lease Limited
(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration number 1921/006955/06)
("Aflease")
(ISIN Number : ZAE000000253 Share Code : AFL)
RESTRUCTURING OF AFRIKANDER OPERATIONS FOR A STRONG RAND
On 14 November 2003 Aflease announced that it had begun a strategic review of its Afrikander operations, due to the continued strengthening of the rand against the US dollar and the lower than expected in situ grades in the open pit at the Afrikander operations. The review has been completed and approved by the Board and will be implemented subject to the provisions of the Labour Relations Act and the Basic Conditions of Employment Act.
The review, which was conducted by Aflease and independently audited by Steffen, Robertson and Kirsten (South Africa) (Pty) Ltd ("SRK"), included re-modeling the inner basin open pit operations. The key outcome of the review is that the inner basin is not able to generate sufficient operating profits in the current rand gold price environment.
In line with the review, the following measures will be implemented at the Afrikander and Modder East operations:
Aflease will cease production from its opencast operations at Afrikander with effect from January 2004. Given the shallow nature of the ore body, production could be resumed without major cost implications once the macro-economic environment renders this operation profitable;
The current underground production profile is insufficient to justify the continued operation of the CIL plant. The underground production will therefore be terminated until the development of the Bonanza South mine has been completed. Current underground production, combined with production scheduled from Bonanza, will be sufficient to operate the CIL plant profitably;
Development of the Bonanza South mine will continue as scheduled with production expected to commence in 2005;
The re-treatment of the leach pads at the Afrikander operations will continue through the CIS plant;
Aflease"s exploration programme at Afrikander including Bonanza and at Modder East will continue as scheduled; and
Development of Aflease"s Modder East mine on the East Rand will continue as scheduled. Aflease recently completed a conceptual design study and is currently proceeding to a detailed mine design to commence site establishment in early 2004.
The group will continue to communicate strategic and operational developments to shareholders as and when appropriate.
Johannesburg
9 December 2003

Date: 09/12/2003 10:38:12 AM Produced by the JSE SENS Department

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Release Date: 20/11/2003 11:55:01

THE AFRIKANDER LEASE LIMITED - GENERAL ISSUE OF SHARES FOR CASH

2003/11/20 11:55:01

AFL
THE AFRIKANDER LEASE LIMITED - GENERAL ISSUE OF SHARES FOR CASH
The Afrikander Lease Limited
(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration number 1921/006955/06)
("Aflease")
(ISIN Number : ZAE000000253 Share Code : AFL)
GENERAL ISSUE OF SHARES FOR CASH
1. Introduction
Shareholders are advised that Aflease has concluded an issue of shares for cash, which was made in terms of the general authority to issue shares for cash granted by shareholders at the annual general meeting held on 15 July 2003. In total 11 300 000 new Aflease ordinary shares of 2 cents per share ("new Aflease shares") were issued at an issue price of R5,35 per share, which equates to a 4.3% discount to the weighted average traded price of Aflease shares on the JSE Securities Exchange South Africa ("JSE") for the 30 business days to 6 November 2003, being the date on which the agreement was reached. The cash issue constitutes 5,7% of the issued share capital of Aflease prior to such issue.
All the new Aflease shares have been placed with existing Aflease shareholders.
The new Aflease shares will rank pari passu with the existing issued shares of Aflease. Application has been made to the JSE for the listing of the new Aflease shares with effect from 13 November 2003.
2. Rationale
The purpose of the issue of shares for cash is to fund:
* the further development of Aflease"s Bonanza South and Bonanza South Central operations near Klerksdorp; and
* to fund the further development of Aflease"s Modder East project on the East Rand.
3. Pro forma financial effects for the quarter ended 30 September 2003.

Per Aflease share	Actual before the cash issue (1)	Pro-Forma after the cash issue (2)	Percentage Change
Earnings	(25,29)	(22,66)	10,39
Headline earnings	(25,29)	(22,66)	10,39
NAV	198,30	213,80	9,95
Tangible NAV	198,30	213,80	9,95

Notes
1. The "Actual before the cash issue" column is based on the unaudited financial results of Aflease for the six months ended 30 June 2003 as published in the press.
2. The "Pro Forma after the cash issue" column is based on the assumption that R60,455 million in cash in respect of the cash issue was received on 1 January 2003 and earned interest at an after tax rate of 7,50% for the six months to 30 June 2003.
3. The pro forma financial information is the responsibility of the directors of Aflease.
Johannesburg

20 November 2003
Investment bank and sponsor
Nedbank Corporate
Date: 20/11/2003 11:55:03 AM Produced by the JSE SENS Department

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RECEIVED
2004 DEC -6 P 2:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Release Date: 14/11/2003 07:00:14

THE AFRIKANDER LEASE LIMITED - UNAUDITED CONSOLIDATED FINANCIAL RESULT

2003/11/14 07:00:14

AFL
THE AFRIKANDER LEASE LIMITED - UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH SEPTEMBER 2003
THE AFRIKANDER LEASE LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1921/006955/06)
Share code: AFL (JSE) AFKDY (NASDAQ)
ISIN: ZAE000000253
("Aflease" or "the company")
Unaudited Consolidated Financial Results for the quarter ended 30th September 2003
Financial Results
1. Despite a reduction of 1% in the Rand gold price received, the cash operating loss decreased by 48% from R20.2m in the June quarter to R10.5m in the September 2003 quarter.
2. In line with the trading update released on the 29th of September, the total loss for the September quarter was slightly lower at R30m compared to R32.4m in the June 2003 quarter.
3. The Nedcor facility has been reduced from R75m at the end of June 2003 to R50m at the end of September 2003.
4. The decrease in capital expenditure from R48m to R26m, quarter on quarter, was mainly as a result of the commissioning of the CIL plant during the September 2003 quarter.
5. In line with forecasts, open pit mining costs reduced by 32% from R73.09/tonne mined to R49.52/tonne mined. Underground mining costs of R197.30/tonne are in line with current production volumes.
6. Improvement in financial and technical systems has enhanced prospects (in some instances already achieved) for cost reductions and more effective operational performance.
Operations
7. Gold production increased by 314% from the June to the September 2003 quarter with 17,168 ounces (534kg) being produced, including 91kg"s by the CIS plant from the re-treatment of the heap leach pads. The annualized production for the quarter amounted to 68,636 oz"s.
8. Open Pit production increased by 28% from the June 2003 quarter to 605,882 tonnes in the September quarter, and underground production increased by 164% from the June quarter to 47,749 tonnes in the September 2003 quarter.
9. The new CIL plant is consistently exceeding its design capacity of 200 000 tonnes per month. The CIL plant operating cost for the quarter amounted to R38.05 per tonne milled. As the plant is fine-tuned, this cost can be expected to decrease to about R30 per tonne milled.
10. Cash operating cost reduced by 61% to R94 779/kg, mainly as a result of the 314% increase in gold production. The total costs showed a 51% improvement to R128 360/kg.
11. Grade remains a concern with the open pit recovered grade being 0.68g/t and the underground recovered grade 1.37g/t. The combined CIL plant recovered grade is 0.71g/t.
The board has taken a view that the Rand may continue to strengthen ahead of a US$ gold price increase which could result in a short-term decrease in the Rand

gold price.
Further, in light of the lower-than-expected recovered grades management has conducted an in-depth investigation into the recovered grades. The results of this investigation indicate that dilution and plant efficiencies are in line with historical averages and expectations. However, the in situ grades have shown a substantial difference to mine plans. As such, the open pit geological models have been brought up to date and management is finalizing plans to restructure both the surface and underground operations in line with the current economic environment and the new grade information.
Exploration
Modder East
The past quarter has seen exciting developments at the Modder East exploration programme. An additional 5 holes were drilled, while results from holes drilled in the previous quarter were returned. Results from DD13 indicate that the width of economically interesting black reef mineralisation is wider than initially thought. DD15 drilled in the UC prospect area confirmed the presence of the Black reef target zone. DD16 was drilled to test the northwestern limit of the BPLZ mineralisation, but drilled just beyond the shoreline position and intersected waste on contact. A secondary objective of this hole was to test for a postulated Black reef channel. It is now thought that this channel is situated to the north east of DD16. DD17 clipped the shoreline and provided valuable structural information which allowed for the correct positioning of DD18 which proved the existence of an eastern extension to the Black reef mineralized zone. DD19 is thought to have intersected a possible Black Reef channel with significant grades over a width of over 4 m. As a result of the drilling in the past quarter, a resource increase of approximately 1 million tonnes has been made in the inferred and indicated categories. Initial indications are that in situ grades in the eastern extension are of the order of 4.68g/t over 100cm. During the next quarter, further drilling will be carried out to further define the extent and grade of the eastern extension.
Mine planning for the deposit is at an advanced stage.
Bonanza South Central
Drilling at the Bonanza South Central project area has been virtually completed during the quarter, with the extent of the Bonanza reefs being estimated at approximately 450,000 tonnes on the lower reef, 300,000 tonnes on the Upper reef and 200,000 tonnes on the Intermediate reef. Grade estimates on the various reefs will be updated when results from the current drilling programme are completed.
Geologically the ore zone comprises a strip of Bonanza reefs dipping to the west at an average angle of 45. The reefs subcrop to the west in an unconformable contact with the overlying Base of shale reef. On the eastern side of the ore zone, the reefs are truncated by a fault/dyke structure. Additional structural interpretation is being carried out to clarify the constraints on orebody extent. Gold mineralisation is commonly hosted in carbon/graphite stringers associated with the conglomerate packages, as well as in the conglomerates themselves. High, but erratic grades have been returned, and the erratic values can be attributed to both a nugget effect and to the unavoidable loss of carbon during the drilling and sampling processes.
Bonanza South
An additional three boreholes have been drilled in this project area, immediately south of the current mining operation. Borehole NB152 intersected both upper and lower Bonanza reefs, with carbon stringers clearly evident. Borehole NB153 drilled into footwall on the western side of the subcrop position, where no reefs are developed. Borehole NB155 intersected lower reef at shallow depths with good grades. The holes are intended to define the structural boundary between the South and South Central resource blocks. Drilling to date indicates a resource of 175,000 tonnes on Bonanza Lower Reef, grading approximately 8 g/t in situ, with a contribution of 130,000 tonnes from upper reef grading approximately 2.5 g/t in situ. The intermediate reef is estimated to contribute approximately 130,000 tonnes at an in situ grade of 4.3g/t.
Kalahari Goldridge Mining Company Limited ("Kalgold")
Aflease announced on the 7th of November the acquisition of Kalgold from Harmony for a total consideration of R275m, of which half will be paid via the issue of 25.7m shares at a price of R5.35 per share to Harmony.

The Kalgold acquisition is immediately value accretive. It is cash flow positive and currently produces in excess of 80 000 oz"s per annum compared to Aflease"s current annualized production rate of approximately 74 000 oz"s, which will double as a result of the Kalgold acquisition. The Aflease Board is acutely aware of the risks associated with managing a single mine operation. Until the underground mines at Bonanza South and Modder East are brought into production (currently planned for late 2004 and 2006 respectively), Aflease is entirely dependent on production from its existing Klerksdorp operations. The acquisition will facilitate the diversification of risk by increasing Aflease"s asset base. Aflease is of the opinion that the strong Rand environment may require a restructuring of the Klerksdorp operations. The acquisition of Kalgold allows more flexibility for any such restructuring. Although no operational efficiency improvements have been factored into the valuation of Kalgold, Aflease is confident in being able to realize synergies between its Klerksdorp operations and the Aflease low cost overhead structure. The extensive Aflease open pit mining skills could also result in operational improvements which have not been factored into the valuation. An increase in Aflease market capitalization will also increase Aflease"s ability to continue to grow organically and by acquisition.

Africa Vanguard Resources (Proprietary) Limited

On the 10th of September 2003 Aflease and Africa Vanguard Resources (Proprietary) Limited ("AVR"), a broad based black economic empowerment mining company, founded and led by entrepreneur, Sandile Zungu, concluded a strategic alliance. In the spirit of their strategic alliance Aflease and AVR are currently evaluating a funding mechanism aimed at effecting the acquisition of up to 26% of Kalgold by AVR from Aflease. Aflease and AVR will keep shareholders informed as to progress in this regard.

American Depositary Receipts ("ADR")

As indicated in the June 2003 update, the company has embarked on a process of implementing enhanced corporate governance and operational systems. Aflease is pleased to announce that the most important of these processes have now been completed and is confident that the company is now aligned with the US legal requirements it will become subject to on completion of the ADR level 2 upgrade. A detailed time schedule for completion of the ADR upgrade will be made available on the Company"s web site in due course.

Prospects

Aflease will continue to strive for further operational improvements in the December quarter. The operations will be restructured in line with the new grade information and the strengthening Rand environment. With the possible strengthening Rand environment it is important to expedite production from Aflease"s high quality, high margin assets at Modder East and Bonanza South. As such the board has approved the start up of mine development at both Bonanza South and Modder East. Aflease"s focused and structured exploration program will continue to build up our high quality resource base. The Kalgold acquisition will receive the necessary attention to ensure that the transaction is completed.

Bonanza South Central - Reef drilling Results for the September 2003 quarter

Borehole Number	From (m)	To (m)	Accepted Value (cmg/t)	Stoping width (cm)	Stope grade (g/t)	Reef type
NB113	n/d	n/d	n/a	n/a	n/a	Upper Reef
NB113	n/d	n/d	n/a	n/a	n/a	Intermediate Reef
NB113	215.75	217.43	183	100	1.83	Lower Reef
NB121	77.07	77.41	NEG	NEG	NEG	Upper Reef
NB121	82.96	84.22	37	100	0.37	Intermediate Reef
NB121	84.57	86.04	43	100	0.42	Lower Reef
NB127	216.43	217.39	468	100	4.68	Upper Reef
NB127	236.28	237.59	75	100	0.75	Intermediate Reef
NB127	239.82	241.37	80	100	0.80	Lower Reef
NB126	195.94	200.75	66	100	0.66	Upper reef
NB126	204.96	206.03	27	100	0.27	Intermediate Reef
NB126	206.84	208.53	679	100	6.79	Lower Reef
NB129	71.46	72.66	1221	100	12.21	Upper Reef
NB129	94.42	95.55	261	100	2.61	Intermediate Reef

NB129	101.98	103.29	136	100	1.36	Lower Reef
NB154*	192.1	193.89	602	100	6.02	Upper Reef
NB154*	194.46	195.82	441	100	4.41	Intermediate Reef
NB154*	195.82	196.89	634	100	6.34	Lower Reef

* Result excludes one or more intersections which are awaiting analysis
Notes: From/To = depth below surface in meters; Stoping width = estimated mining stoping width; Cmg/t = centimeter grams per ton of channel; g/t = estimated face grade.

Bonanza South - Reef drilling Results for the September 2003 quarter

Borehole Number	From (m)	To (m)	Accepted Value (cmg/t)	Stoping width (cm)	Stope grade (g/t)	Reef type
NB152*	83.72	84.75	224	100	2.24	Upper Reef
NB152*	92.4	93.5	53	100	0.53	Intermediate Reef
NB152*	93.82	94.87	454	100	4.54	Lower Reef
NB153			Beyond subcrop position			Upper Reef
NB153			Beyond subcrop position			Intermediate Reef
NB153			Beyond subcrop position			Lower Reef
NB155*	N/D	N/D	N/D	N/D	N/D	Upper Reef
NB155*	N/D	N/D	N/D	N/D	N/D	Intermediate Reef
NB155*	46.71	47.53	1281	100	12.81	Lower Reef

* Result excludes one or more intersections which are awaiting analysis
Notes: From/To = depth below surface in meters; Stoping width = estimated mining stoping width;
Cmg/t = centimeter grams per ton of channel; g/t = estimated face grade.

Modder East drilling Results for the September 2003 quarter

Borehole Number	From (m)	To (m)	Accepted Value (cmg/t)	Stoping width (cm)	Stope grade (g/t)	Reef type
DD12**	296.06	296.48	274	100	2.74	BPLZ
DD12**	296.48	300.66	534	482	1.1	Blanket/Channel
DD13**	294.10	294.44	236	100	2.36	BPLZ
DD13**	294.44	298.83	148	395	0.38	Blanket/Channel
DD15	295.60	295.90	244	100	2.24	BPLZ
DD15	296.86	299.14	126	228	0.56	Blanket/Channel
DD16	n/a	n/a	n/a	n/a	n/a	no intersection
DD16	n/a	n/a	n/a	n/a	n/a	no intersection
DD17	266.53	266.61	88	100	0.88	BPLZ***
DD17	267.54	270.19	11	252	0.04	Blanket/Channel
DD18	261.33	261.81	468	100	4.68	BPLZ
DD18	262.42	263.85	91	2.27	0.40	Blanket/Channel
DD19*	252.99	253.75	182	100	1.82	BPLZ
DD19*	253.75	257.67	1119	383	2.92	Blanket/Channel

* Result excludes one or more intersections which are awaiting analysis
** Updated as a result of additional deflection information since last quarterly report.
***DD17 intersected a poorly developed, non representative Buckshot pyrite zone, probably due to intersection of the shoreline. It does not therefore impact on the resource estimates.
Notes: From/To = depth below surface in meters; Stoping width = estimated mining stoping width;
Cmg/t = centimeter grams per ton of channel (average of motherhole & deflections); g/t = estimated face grade
Reef type: BPLZ = Buckshot Pyrite Leader Zone; Blanket/Channel = Black Reef blanket or channel facies

UNAUDITED FINANCIAL RESULTS FOR SEPTEMBER 2003

	UNAUDITED QUARTER TO 30 SEP 2003 R"000	UNAUDITED QUARTER TO 30 JUNE 2003 R"000	UNAUDITED QUARTER TO 30 SEP 2002 R"000	AUDITED YEAR TO 31 DEC 2002 R"000
HIGHLIGHTS:-				

GOLD PRODUCED AND SOLD:-	Sep 03	June 03	Sep 02	Dec 02
-KILOGRAMS				
(INCLUDING UNDERGROUND)	534	129	355	1,075
-OUNCES	17,168	4,150	11,414	34,562
CASH OPERATING COST PER				
TON MINED*	83.53	64.09	54.38	49.29
CASH OPERATING COST:-				
-RAND / KG	94,779	243,280	72,639	77,533
-$ / OZ	399	985	219	233
CASH OPERATING(LOSS)				
/PROFIT(R"000)	(10,550)	(20,217)	11,352	28,020
OPERATING (LOSS)				
/PROFIT (R "000)	(28,480)	(28,504)	7,044	15,593
NET(LOSS)/EARNINGS(R"000)	(30,015)	(32,435)	7,044	15,593
HEADLINE AND BASIC(LOSS)				
/EARNINGS PER SHARE(CENTS)	(15.62)	(17.21)	4.79	10.53

*Excluding underground tonnage for Sept 2003 results.

OPERATING RESULTS:-				
TONS MINED - OPEN PIT	605,882	471,854	474,207	1,691,068
TONS MINED - UNDERGROUND	47,749	18,070	-	-
TONS STACKED - CIS *	427,666	185,484	452,376	1,728,943
TONS MILLED - CIL	620,999	140,696	-	-
GOLD PRODUCED AND SOLD (KG)	534	129	355	1,075
GRADE STACKED - CIS *	0.21	0.49	0.92	1.08
GRADE MILLED - CIL	0.80	0.91	-	-
GOLD PRICE RECEIVED:-				
-RAND/KG(INCLUDES				
UNDERGROUND PRODUCTION)	85,815	86,645	104,617	103,537
-RAND / OZ	2,669	2,695	3,254	3,222
-$ / OZ	361	356	315	312

* INCLUDES RE-HANDLING OF HEAP LEACH PADS

INCOME STATEMENT	Sept 2003	June 03	Sept 02	Dec 02
	UNAUDITED QUARTER TO 30 SEP 2003	UNAUDITED QUARTER TO 30 JUNE 2003	UNAUDITED QUARTER TO 30 SEP 2002	AUDITED YEAR TO 31 DEC 2002
	R"000	R"000	R"000	R"000
REVENUE *	40,062	11,183	37,139	111,368
CASH OPERATING COSTS	50,612	35,702	28,842	102,892
CASH MOVEMENT IN LOCK-UP	-	(4,302)	(3,055)	(19,544)
CASH OPERATING(LOSS)/PROFIT	(10,550)	(20,217)	11,352	28,020
AMORTISATION AND				
DEPRECIATION	4,110	3,696	2,565	9,047
NON-CASH MOVEMENT IN				
LOCK-UP	4,767	-	(5)	(1,777)
NET FINANCE COSTS	4,238	1,262	818	1,640
GENERAL AND ADMINISTRATIVE	4,166	1,352	367	1,421
EXPLORATION EXPENDITURE	649	1,977	563	2,096
OPERATING(LOSS)/PROFIT	(28,480)	(28,504)	7,044	15,593
NON RECURRING AND				
OTHER COSTS				
DECOMMISSIONING **	-	2,602	-	-
FUNDING EXPENSES				
AND LEGAL FEES	1,535	1,329	-	-
(LOSS)/PROFIT BEFORE				
TAXATION	(30,015)	(32,435)	7,044	15,593
TAXATION	-	-	-	-
INCOME/(LOSS) ATTRIBUTABLE				
TO ORDINARY SHAREHOLDERS	(30,015)	(32,435)	7,044	15,593

* Excludes revenue from underground mining which has been capitalised net of underground capital expenditure amounting to R3,4 million.

** Net of revenue

RATIOS:-

(LOSS)/ EARNINGS PER SHARE

(CENTS):-

- CASH OPERATING (LOSS) /PROFIT	(5.49)	(10.73)	7.71	18.92
- OPERATING (LOSS)/PROFIT	(14.82)	(15.13)	4.79	10.53
- HEADLINE AND BASIC	(15.62)	(17.21)	4.79	10.53
- FULLY DILUTED	(14.86)	(16.32)	4.69	10.34
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES IN ISSUE	192,189,181	188,438,191	147,150,863	148,098,027
NUMBER OF SHARES IN ISSUE AT END OF PERIOD	199,598,406	188,569,073	163,079,123	173,329,123

THE FULLY DILUTED EARNINGS PER SHARE IS BASED UPON THE DILUTIVE EFFECT OF EMPLOYEE SHARE OPTIONS.

	UNAUDITED QUARTER AS AT 30 SEP 2003 R"000	UNAUDITED QUARTER AS AT 30 JUNE 2003 R"000	UNAUDITED QUARTER AS AT 30 SEP 2002 R"000	AUDITED YEAR AS AT 31 DEC 2002 R"000
ABRIDGED BALANCE SHEET:-				
ASSETS				
NON-CURRENT ASSETS:-				
-MINING ASSETS	420,820	398,497	191,501	238,714
-OTHER ASSETS	9,890	10,151	20,739	1,421
-LEACH PADS	39,221	39,221	21,514	39,221
-INVESTMENTS	13,382	12,818	9,575	10,036
	483,313	460,687	243,329	289,392
CURRENT ASSETS:-				
-INVENTORIES	29,344	24,813	10,212	6,038
-LEACH PADS	5,038	9,805	5,378	9,805
-RECEIVABLES AND PREPAYMENTS	13,284	12,647	15,098	21,799
-AMOUNTS OWING BY RELATED THIRD PARTIES	213	835	-	817
-BANK AND CASH BALANCES	1,682	18,943	49,906	76,209
	49,561	67,043	80,594	114,668
TOTAL ASSETS	532,874	527,730	323,923	404,060
EQUITY AND LIABILITIES				
CAPITAL AND RESERVES:-				
-ORDINARY SHARE CAPITAL	3,992	3,772	3,017	3,467
-SHARE PREMIUM	434,681	383,364	175,744	315,604
-ACCUMULATED EARNINGS	(51,850)	(21,835)	25,310	24,561
	386,823	365,301	204,071	343,632
NON-CURRENT LIABILITIES:-				
-INTEREST BEARING BORROWINGS	73,672	78,261	20,178	26,685
-REHABILITATION AND CLOSURE COST OBLIGATIONS	5,528	5,528	4,500	4,500
-AMOUNTS OWING TO RELATED THIRD PARTIES	65	71	2,022	50
	79,265	83,860	26,700	31,235
CURRENT LIABILITIES:-				
-TRADE AND OTHER PAYABLES	29,520	32,155	18,156	14,886
-PROVISIONS	6,236	5,242	1,279	1,160
-CREDITOR IN LIEU OF SHARES	-	-	66,279	-
-CURRENT PORTION OF INTEREST BEARING BORROWINGS	20,448	32,622	5,290	6,066
-BANK OVERDRAFT BALANCES	10,582	8,550	2,148	7,081
	66,786	78,569	93,152	29,193
TOTAL EQUITY AND LIABILITIES	532,874	527,730	323,923	404,060

ABRIDGED CASH FLOW STATEMENT:-

	UNAUDITED QUARTER TO 30 SEP 2003 R"000	UNAUDITED QUARTER TO 30 JUNE 2003 R"000	UNAUDITED QUARTER TO 30 SEP 2002 R"000	AUDITED YEAR TO 31 DEC 2002 R"000
CASH FLOW(UTILISED BY)				

/GENERATED FROM:-				
OPERATING ACTIVITIES	(39,499)	(4,704)	83,858	(6,460)
INVESTING ACTIVITIES	(26,736)	(51,483)	(93,450)	(132,002)
FINANCING ACTIVITIES	46,942	50,224	43,351	195,648
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(19,293)	(5,963)	33,759	57,186
CASH & CASH EQUIVALENTS AT BEGINNING OF PERIOD	10,393	16,356	13,999	11,942
CASH & CASH EQUIVALENTS AT END OF PERIOD	(8,900)	10,393	47,758	69,128

	SHARE CAPITAL R"000	SHARE PREMIUM R"000	ACCUM PROFIT R"000	TOTAL EQUITY R"000
STATEMENT OF CHANGES IN EQUITY:-				
BALANCE AT 31ST DECEMBER 2002	3,467	315,604	24,561	343,632
ISSUED DURING THE PERIOD	299	-	-	299
SHARE PREMIUM	-	67,334	-	67,334
NET LOSS AFTER TAXATION	-	-	(13,961)	(13,961)
BALANCE AT 31ST MARCH 2003	3,766	382,938	10,600	397,304
ISSUED DURING THE PERIOD	6	-	-	6
SHARE PREMIUM	-	426	-	426
NET LOSS AFTER TAXATION	-	-	(32,435)	(32,435)
BALANCE AT 30TH JUNE 2003	3,772	383,364	(21,835)	365,301
ISSUED DURING THE PERIOD	220	-	-	220
SHARE PREMIUM	-	51,317	-	51,317
NET LOSS AFTER TAXATION	-	-	(30,015)	(30,015)
BALANCE AT 30TH SEPTEMBER 2003	3,992	434,681	(51,850)	386,823

	UNAUDITED QUARTER TO 30 SEP 2003 R"000	UNAUDITED QUARTER TO 30 JUNE 2003 R"000	UNAUDITED QUARTER TO 30 SEP 2002 R"000	AUDITED YEAR TO 31 DEC 2002 R"000
SUPPLEMENTARY INFORMATION:-				
CAPITAL COMMITMENTS	8,000	8,000	79,143	50,000
CAPITAL EXPENDITURE	24,590	52,300	75,703	119,306
ASSET FINANCE LEASES:-	29,370	30,977	16,544	23,826
LESS:- SHORT-TERM PORTION	(7,222)	(6,553)	(5,290)	(6,003)
	22,148	24,424	11,254	17,823
THE ABOVE FINANCE LEASES ARE REPAYABLE OVER PERIODS VARYING FROM ONE TO FIVE YEARS AND BEAR INTEREST AT AN AVERAGE RATE OF 13%.				
LOAN-HEAP LEACH PLANT:-	8,924	8,924	8,924	8,924
THE ABOVE LOAN IS REPAYABLE IN 2005 AND BEARS INTEREST AT A RATE OF 15.25%.				
LOAN-NEDBANK:-	50,000	67,400	-	-
LESS:- SHORT-TERM PORTION	(12,500)	(25,000)	-	-
	37,500	42,400	-	-
THE ABOVE IS A THREE YEAR FACILITY AND BEARS INTEREST AT A RATE OF JIBAR PLUS A MARGIN OF 4% DECREASING TO 3%.				
TOTAL LEASES	68,572	75,748	20,178	26,747

SECURITY:-

1. THE LOAN FOR THE HEAP-LEACH PLANT IS SECURED BY MOVABLE EQUIPMENT LIMITED TO R8M, BOND OVER MINERAL RIGHTS FOR AN AMOUNT OF R11M AND BY A PLEDGE AND CESSION OF ALL SHORT-TERM INSURANCE POLICIES COVERING THE HEAP LEACH PLANT.
2. THE NEDBANK LOAN FACILITY IS SECURED BY A BOND OVER MINERAL RIGHTS.

NOTES TO THE FINANCIAL STATEMENTS:-

THE SAME ACCOUNTING POLICIES HAVE BEEN APPLIED TO THE CURRENT YEAR AS WERE USED IN THE PRIOR YEAR"S ANNUAL FINANCIAL STATEMENTS.

THESE FINANCIAL RESULTS HAVE BEEN COMPILED IN ACCORDANCE WITH THE GENERALLY ACCEPTED ACCOUNTING PRACTICE IN SOUTH AFRICA.

NO DIVIDEND HAS BEEN PROPOSED OR DECLARED FOR THE PERIOD UNDER REVIEW.
CERTAIN PRIOR PERIOD COMPARITIVES HAVE BEEN CHANGED TO REFLECT UPDATED DISCLOSURE.

Disclaimer

Statements made in this document with respect to Aflease"s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Aflease. These statements are based on management"s assumptions and beliefs in light of the information currently available to it. Aflease cautions you that a number of risk and assumptions could cause actual results to differ materially from those discussed in the forward looking statements, and therefore you should not place undue reliance on them. The potential risks and assumptions include, amongst others, risks associated with fluctuations in the Rand-dollar exchange rate, dollar market price of gold, gold production at operations, estimates of reserves and resources. Aflease assumes no obligation to update the information of this release.

Date: 14/11/2003 07:00:28 AM Produced by the JSE SENS Department

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PUBLISHER : JSE SENS Feed

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Release Date: 07/11/2003 12:34:15

ACQUISITION BY THE AFRIKANDER LEASE LIMITED OF KALAHARI GOLDRIDGE MINI

2003/11/07 12:34:15

AFL
ACQUISITION BY THE AFRIKANDER LEASE LIMITED OF KALAHARI GOLDRIDGE MINING COMPANY LIMITED ("KALGOLD")
The Afrikander Lease Limited
(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration number 1921/006955/06)
("Aflease")
(ISIN Number : ZAE000000253 Share Code : AFL)
ACQUISITION BY THE AFRIKANDER LEASE LIMITED OF KALAHARI GOLDRIDGE MINING COMPANY LIMITED ("KALGOLD")
Introduction
Nedbank Corporate is authorised to announce that Aflease has concluded an agreement with Harmony Gold Mining Company Limited ("Harmony") and West Rand Consolidated Mines Limited ("WRCM"), a wholly owned subsidiary of Harmony, subject to certain conditions precedent, to acquire 100% of the shares in and claims against Kalgold ("the sale shares and claims") collectively, for a consideration of R275 million, to be settled by a combination of cash and Aflease shares ("the acquisition").
The acquisition will result in Harmony holding an equity interest in Aflease of approximately 10% after taking into account the effect of funding alternatives currently being considered by the board of directors of Aflease, as set out in paragraph 8 below.
Nature of business of Kalgold
The Kalgold operation is situated some 50km southwest of Mafikeng in the North West Province, South Africa, approximately 300km west of Johannesburg. The operation is situated on the Kraaipan granite-greenstone belt, which is a typical goldbearing greenstone formation.
Several steeply dipping ore zones exist at the Kalgold site and current mining operations are focused on the D-Zone, which is being exploited by open-pit mining over a strike length of 1,400m and a width between 15m and 40m.
Prospects
Kalgold"s current operations comprise a relatively short-life open-pit mine having an estimated life of 4.3 years. Mining operations are conducted by normal open-pit methods. Due to the shallow nature and low cost base of the current operations these are considered low risk, high margin operations.
Kalgold currently has a reserve and resource base of 459 000 oz"s and 2,4 million oz"s respectively. The current life of mine plan only takes account of the reserve base and there is therefore considerable upside on the quoted life.
The Kalgold resource comprises several steeply dipping ore zones. From north to south they are:
The Windmill Zone,
The Water tank Zone,
The A-Zone,
The D-Zone
Only the D-Zone is being exploited at present. Although more work is required to more accurately establish the future potential the following opportunities have been identified;
The Windmill Zone.

The indicated and inferred resources total 1.4Mt at 2.26 g/t. Higher-grade areas exist in this zone that could be profitably exploited by small underground mining methods such as those employed on the Klerksdorp Outer Basin. Infill drilling is required to delineate these areas.

A-Zone West.

The measured, indicated and inferred resources total 5.4Mt at 1.25 g/t. Initial modeling indicate that potential exist to mine higher grade areas by mini-pits and making use of the existing heap leach facility to process the weathered ore near surface. More modeling is required to firm up on the profitable areas.

D-Zone.

The ore body extends below the final pit elevation and underground (bulk) mining methods could be utilized to profitably exploit underground resources. A total resource of 1.1Mt at 3.2g/t has been identified to date. On information available this resource could potentially be substantially increased at similar grades.

Heap Leach Pads.

The heap leach process has been replaced with the CIL plant and is therefore no longer in operation. Current tonnages on the pads amount to some 2Mt. Recent experience at Aflease"s Klerksdorp operation has demonstrated that additional extraction is feasible by "turning" the material and re-leaching.

Exploration Areas.

Kalgold has exploration rights over extensive areas, which have been identified to have potential Greenstone Belt mineralisation. The Greenstone Belts have a north south trend and run parallel to each other. The western belt rights extend over an area of approximately 100km north-south and 10km east-west, whilst the eastern belt covers an area of some 40km north-south and 10km east-west. In the last year Aflease has been particularly successful with regard to exploration of its own assets in Klerksdorp and on the East Rand having brought more than 1 million ounces to account through a focused exploration program.

Rationale for the acquisition

Aflease has positioned itself as a growth orientated gold mining operation. Aflease has the skills base required to successfully operate a mine such as Kalgold and has gained a reputation as credible operators in both the shallow underground and open pit environment. As such Kalgold forms part of Aflease"s external growth strategy.

Kalgold clearly complements the Aflease strategy in that it:

is a high margin, strong cash generative operation;

is a shallow operation and is a relatively low risk;

has both opencast and underground potential;

requires the same mining and technical competencies that Aflease employs at its Klerksdorp operations;

adds significantly to Aflease"s production profile, reserve and resource base;

adds a measure of diversification to Aflease which will in turn provide Aflease with more operational flexibility.

Benefits of the acquisition

The Kalgold acquisition is immediately value accretive. It is cash flow positive and currently produces in excess of 80 000 oz"s per annum. Aflease has a current annualized production rate of approximately 74 000 oz"s. It follows that Aflease will through the implementation of the acquisition more than double its current gold production.

The Aflease Board is acutely aware of the risks associated with managing a single mine operation. Until the underground mines at Bonanza South and Modder East is brought into production (currently planned for late 2004 and 2006 respectively) Aflease is entirely dependent on production from its existing Klerksdorp operations. The acquisition will facilitate the diversification of risk by increasing Aflease"s asset base.

Aflease is of the opinion that the strong rand environment may require a restructuring of the Klerksdorp operations. The acquisition of Kalgold allows more flexibility for any such restructuring.

Although no operational efficiency improvements have been factored into the valuation of Kalgold, Aflease is confident in being able to realize synergies between its Klerksdorp operations and the Aflease low cost overhead structure. The extensive Aflease open pit mining skills could also result in operational improvements which have not been factored into the valuation.

An increase in Aflease market capitalization will also increase Aflease"s ability to continue to grow organically and by acquisition.

Africa Vanguard Resources

On the 10th of September 2003 Aflease and Africa Vanguard Resources (Propriety) Limited ("AVR"), a broad based black economic empowerment mining company, founded and led by entrepreneur, Sandile Zungu concluded a strategic alliance. In the spirit of their strategic alliance Aflease and AVR are currently evaluating a funding mechanisim aimed at effecting the acquisition of up to 26% of Kalgold by AVR from Aflease. Aflease and AVR will keep shareholders informed as to progress in this regard.

Terms of acquisition

The acquisition

Aflease will acquire the sale shares and claims from Harmony and WRCM with effect from 1 November 2003.

The effect of the acquisition will be that Aflease will acquire the entire gold mining business of Kalgold, but not any assets pertaining to Kalgold"s platinum operations ("the excluded assets").

Consideration

The consideration payable in terms of the acquisition is R275 million, to be settled by:

R137,5 million in cash; and

the balance to the value of R137,5 million by the issue of 25 700 935 Aflease shares to be issued at a price of R5,35 per Aflease share.

The acquisition consideration will bear interest at the call interest rate from the effective date of the acquisition until settlement thereof, being the third business day after the date of fulfilment of the last of the conditions precedent.

Conditions precedent

The acquisition is subject to the fulfilment of, inter alia, the following conditions precedent by no later than 17:00 on 28 February 2004 (unless a later date as reasonably agreed by the parties):

Aflease providing Harmony with proof, to Harmony"s satisfaction, that it will be in a position to make the payment of the cash portion of the consideration referred to in paragraph 7.2 above;

consent of the Minister of Minerals & Energy, to the extent required;

unconditional approval in terms of the Competition Act, 1998 (Act No. 89 of 1998), or the conditional approval on terms and conditions acceptable to the parties to the agreement; and

the transfer of all of the excluded assets, or the proceeds on the sale thereon, to Harmony.

Warranties

Certain warranties which are normal in a transaction of this nature have been provided by the parties.

Other terms

The remaining terms and conditions of the acquisition are standard for a transaction of this nature.

Settlement of acquisition consideration

The board of Aflease is currently considering its options regarding the settlement of its obligation to Harmony in terms of the acquisition and shareholders will be advised in due course.

Financial effects

Based on the published consolidated unaudited results of Aflease for the 6 months ended 30 June 2003, the pro forma financial effects of the acquisition on Aflease"s earnings, headline earnings, net asset value ("NAV") and tangible NAV per share are set out below. The pro forma financial information has been prepared for illustrative purposes only and because of its nature may not give a true picture of Aflease"s financial position and results of operations.

Per Aflease share	Before the acquisition(1)	After the acquisition (2)	% change
Basic earnings (3)	(25.29)	(9.40)	62.81
Fully diluted basic earnings (3)	(23.94)	(9.01)	62.37

Headline earnings (3)	(25.29)	(9.40)	62.81
Fully diluted headline earnings (3)	(23.94)	(9.01)	62.37
NAV (4)	1.94	2.67	37.74
Tangible NAV (4)	1.94	2.57	32.45

Notes
Based on the published consolidated unaudited results of Aflease for the 6 months ended 30 June 2003.
Pro forma financial effects after the transaction based on the unaudited Kalgold results for the 6 months ended 30 June 2003 and unaudited Aflease results;
In relation to the pro forma earnings and headline earnings it is assumed that:
- the transaction was effective on 1 January 2003
- fair value adjustment to mining assets, amounting to R39 milion, is amortised over the expected life of the Kalgold mine, which currently is 6 years; and
- interest on the Transaction cost was calculated for the six month period.

4) In relation to NAV and Tangible NAV it is assumed that:
- the transaction was effective on 30 June 2003;
- the excess of the purchase price over the net asset value in Kalgold was allocated to ining assets to reflect the fair value of these assets; and
- deferred tax liability of R8,8 million was raised on the fair value adjustment.

Other matters
As required by the Listings Requirements of the JSE Securities Exchange South Africa ("JSE") ("the Requirements"), the articles of Kalgold will be amended, if necessary, to comply with the Requirements.
Circular to Aflease shareholders
Subject to approval by the JSE and any other regulatory authority, a circular containing full details of the acquisition will be posted to Aflease shareholders in due course.
Withdrawal of cautionary announcement
Further to the above, shareholders are advised that they no longer need to exercise caution when dealing in Aflease"s shares.
Johannesburg
7 November 2003

Investment bank and sponsor	Attorneys	Reporting accountants
Nedbank Corporate	Werksmans Incorporated	PriwaterhouseCoopers

Date: 07/11/2003 12:34:21 PM Produced by the JSE SENS Department

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PUBLISHER : JSE SENS Feed

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RECEIVED
2004 DEC -6 P 2:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Release Date: 07/11/2003 12:34:15

ACQUISITION BY THE AFRIKANDER LEASE LIMITED OF KALAHARI GOLDRIDGE MINI

2003/11/07 12:34:15

AFL
ACQUISITION BY THE AFRIKANDER LEASE LIMITED OF KALAHARI GOLDRIDGE MINING COMPANY LIMITED ("KALGOLD")
The Afrikander Lease Limited
(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration number 1921/006955/06)
("Aflease")
(ISIN Number : ZAE000000253 Share Code : AFL)
ACQUISITION BY THE AFRIKANDER LEASE LIMITED OF KALAHARI GOLDRIDGE MINING COMPANY LIMITED ("KALGOLD")
Introduction
Nedbank Corporate is authorised to announce that Aflease has concluded an agreement with Harmony Gold Mining Company Limited ("Harmony") and West Rand Consolidated Mines Limited ("WRCM"), a wholly owned subsidiary of Harmony, subject to certain conditions precedent, to acquire 100% of the shares in and claims against Kalgold ("the sale shares and claims") collectively, for a consideration of R275 million, to be settled by a combination of cash and Aflease shares ("the acquisition").
The acquisition will result in Harmony holding an equity interest in Aflease of approximately 10% after taking into account the effect of funding alternatives currently being considered by the board of directors of Aflease, as set out in paragraph 8 below.
Nature of business of Kalgold
The Kalgold operation is situated some 50km southwest of Mafikeng in the North West Province, South Africa, approximately 300km west of Johannesburg. The operation is situated on the Kraaipan granite-greenstone belt, which is a typical goldbearing greenstone formation.
Several steeply dipping ore zones exist at the Kalgold site and current mining operations are focused on the D-Zone, which is being exploited by open-pit mining over a strike length of 1,400m and a width between 15m and 40m.
Prospects
Kalgold"s current operations comprise a relatively short-life open-pit mine having an estimated life of 4.3 years. Mining operations are conducted by normal open-pit methods. Due to the shallow nature and low cost base of the current operations these are considered low risk, high margin operations. Kalgold currently has a reserve and resource base of 459 000 oz"s and 2,4 million oz"s respectively. The current life of mine plan only takes account of the reserve base and there is therefore considerable upside on the quoted life. The Kalgold resource comprises several steeply dipping ore zones. From north to south they are:
The Windmill Zone,
The Water tank Zone,
The A-Zone,
The D-Zone
Only the D-Zone is being exploited at present. Although more work is required to more accurately establish the future potential the following opportunities have been identified;
The Windmill Zone.

The indicated and inferred resources total 1.4Mt at 2.26 g/t. Higher-grade areas exist in this zone that could be profitably exploited by small underground mining methods such as those employed on the Klerksdorp Outer Basin. Infill drilling is required to delineate these areas.

A-Zone West.

The measured, indicated and inferred resources total 5.4Mt at 1.25 g/t. Initial modeling indicate that potential exist to mine higher grade areas by mini-pits and making use of the existing heap leach facility to process the weathered ore near surface. More modeling is required to firm up on the profitable areas.

D-Zone.

The ore body extends below the final pit elevation and underground (bulk) mining methods could be utilized to profitably exploit underground resources. A total resource of 1.1Mt at 3.2g/t has been identified to date. On information available this resource could potentially be substantially increased at similar grades.

Heap Leach Pads.

The heap leach process has been replaced with the CIL plant and is therefore no longer in operation. Current tonnages on the pads amount to some 2Mt. Recent experience at Aflease"s Klerksdorp operation has demonstrated that additional extraction is feasible by "turning" the material and re-leaching.

Exploration Areas.

Kalgold has exploration rights over extensive areas, which have been identified to have potential Greenstone Belt mineralisation. The Greenstone Belts have a north south trend and run parallel to each other. The western belt rights extend over an area of approximately 100km north-south and 10km east-west, whilst the eastern belt covers an area of some 40km north-south and 10km east-west. In the last year Aflease has been particularly successful with regard to exploration of its own assets in Klerksdorp and on the East Rand having brought more than 1 million ounces to account through a focused exploration program.

Rationale for the acquisition

Aflease has positioned itself as a growth orientated gold mining operation. Aflease has the skills base required to successfully operate a mine such as Kalgold and has gained a reputation as credible operators in both the shallow underground and open pit environment. As such Kalgold forms part of Aflease"s external growth strategy.

Kalgold clearly complements the Aflease strategy in that it:

is a high margin, strong cash generative operation;

is a shallow operation and is a relatively low risk;

has both opencast and underground potential;

requires the same mining and technical competencies that Aflease employs at its Klerksdorp operations;

adds significantly to Aflease"s production profile, reserve and resource base;

adds a measure of diversification to Aflease which will in turn provide Aflease with more operational flexibility.

Benefits of the acquisition

The Kalgold acquisition is immediately value accretive. It is cash flow positive and currently produces in excess of 80 000 oz"s per annum. Aflease has a current annualized production rate of approximately 74 000 oz"s. It follows that Aflease will through the implementation of the acquisition more than double its current gold production.

The Aflease Board is acutely aware of the risks associated with managing a single mine operation. Until the underground mines at Bonanza South and Modder East is brought into production (currently planned for late 2004 and 2006 respectively) Aflease is entirely dependent on production from its existing Klerksdorp operations. The acquisition will facilitate the diversification of risk by increasing Aflease"s asset base.

Aflease is of the opinion that the strong rand environment may require a restructuring of the Klerksdorp operations. The acquisition of Kalgold allows more flexibility for any such restructuring.

Although no operational efficiency improvements have been factored into the valuation of Kalgold, Aflease is confident in being able to realize synergies between its Klerksdorp operations and the Aflease low cost overhead structure. The extensive Aflease open pit mining skills could also result in operational improvements which have not been factored into the valuation.

An increase in Aflease market capitalization will also increase Aflease"s ability to continue to grow organically and by acquisition.

Africa Vanguard Resources

On the 10th of September 2003 Aflease and Africa Vanguard Resources (Propriety) Limited ("AVR"), a broad based black economic empowerment mining company, founded and led by entrepreneur, Sandile Zungu concluded a strategic alliance. In the spirit of their strategic alliance Aflease and AVR are currently evaluating a funding mechanisim aimed at effecting the acquisition of up to 26% of Kalgold by AVR from Aflease. Aflease and AVR will keep shareholders informed as to progress in this regard.

Terms of acquisition

The acquisition

Aflease will acquire the sale shares and claims from Harmony and WRCM with effect from 1 November 2003.

The effect of the acquisition will be that Aflease will acquire the entire gold mining business of Kalgold, but not any assets pertaining to Kalgold"s platinum operations ("the excluded assets").

Consideration

The consideration payable in terms of the acquisition is R275 million, to be settled by:

R137,5 million in cash; and

the balance to the value of R137,5 million by the issue of 25 700 935 Aflease shares to be issued at a price of R5,35 per Aflease share.

The acquisition consideration will bear interest at the call interest rate from the effective date of the acquisition until settlement thereof, being the third business day after the date of fulfilment of the last of the conditions precedent.

Conditions precedent

The acquisition is subject to the fulfilment of, inter alia, the following conditions precedent by no later than 17:00 on 28 February 2004 (unless a later date as reasonably agreed by the parties):

Aflease providing Harmony with proof, to Harmony"s satisfaction, that it will be in a position to make the payment of the cash portion of the consideration referred to in paragraph 7.2 above;

consent of the Minister of Minerals & Energy, to the extent required;

unconditional approval in terms of the Competition Act, 1998 (Act No. 89 of 1998), or the conditional approval on terms and conditions acceptable to the parties to the agreement; and

the transfer of all of the excluded assets, or the proceeds on the sale thereon, to Harmony.

Warranties

Certain warranties which are normal in a transaction of this nature have been provided by the parties.

Other terms

The remaining terms and conditions of the acquisition are standard for a transaction of this nature.

Settlement of acquisition consideration

The board of Aflease is currently considering its options regarding the settlement of its obligation to Harmony in terms of the acquisition and shareholders will be advised in due course.

Financial effects

Based on the published consolidated unaudited results of Aflease for the 6 months ended 30 June 2003, the pro forma financial effects of the acquisition on Aflease"s earnings, headline earnings, net asset value ("NAV") and tangible NAV per share are set out below. The pro forma financial information has been prepared for illustrative purposes only and because of its nature may not give a true picture of Aflease"s financial position and results of operations.

Per Aflease share

	Before the acquisition(1)	After the acquisition (2)	% change
Basic earnings (3)	(25.29)	(9.40)	62.81
Fully diluted basic earnings (3)	(23.94)	(9.01)	62.37

Headline earnings (3)	(25.29)	(9.40)	62.81
Fully diluted headline earnings (3)	(23.94)	(9.01)	62.37
NAV (4)	1.94	2.67	37.74
Tangible NAV (4)	1.94	2.57	32.45

Notes

Based on the published consolidated unaudited results of Aflease for the 6 months ended 30 June 2003.

Pro forma financial effects after the transaction based on the unaudited Kalgold results for the 6 months ended 30 June 2003 and unaudited Aflease results;

In relation to the pro forma earnings and headline earnings it is assumed that:

- the transaction was effective on 1 January 2003
- fair value adjustment to mining assets, amounting to R39 milion, is amortised over the expected life of the Kalgold mine, which currently is 6 years; and
- interest on the Transaction cost was calculated for the six month period.

4) In relation to NAV and Tangible NAV it is assumed that:

- the transaction was effective on 30 June 2003;
- the excess of the purchase price over the net asset value in Kalgold was allocated to ining assets to reflect the fair value of these assets; and
- deferred tax liability of R8,8 million was raised on the fair value adjustment.

Other matters

As required by the Listings Requirements of the JSE Securities Exchange South Africa ("JSE") ("the Requirements"), the articles of Kalgold will be amended, if necessary, to comply with the Requirements.

Circular to Aflease shareholders

Subject to approval by the JSE and any other regulatory authority, a circular containing full details of the acquisition will be posted to Aflease shareholders in due course.

Withdrawal of cautionary announcement

Further to the above, shareholders are advised that they no longer need to exercise caution when dealing in Aflease"s shares.

Johannesburg

7 November 2003

Investment bank and sponsor	Attorneys	Reporting accountants
Nedbank Corporate	Werksmans Incorporated	PriwaterhouseCoopers

Date: 07/11/2003 12:34:21 PM Produced by the JSE SENS Department

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Release Date: 05/11/2003 11:58:37

The Afrikander Lease Limited - Results Of General Meeting

2003/11/05 11:58:37

AFL
The Afrikander Lease Limited - Results Of General Meeting
The Afrikander Lease Limited
(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration number 1921/006955/06)
("Aflease")
(ISIN Number : ZAE000000253 Share Code : AFL)
RESULTS OF GENERAL MEETING
Nedbank Corporate, a division of Nedbank, Limited is authorised to announce that at the general meeting of Aflease shareholders held on Wednesday, 5 November 2003, special resolutions were passed by 99.99% of the shareholders present and represented by proxy at the meeting to:
- increase the authorised share capital of Aflease; and
- amend Aflease"s articles of association in respect of the maximum number of directors.

The special resolutions have been lodged with the Registrar of Companies for registration.
Johannesburg
5 November 2003
Investment bank and sponsor
Nedbank Corporate

Date: 05/11/2003 11:58:39 AM Produced by the JSE SENS Department

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Release Date: 24/10/2003 14:25:01

Aflease - Cautionary Announcement

2003/10/24 14:25:01

AFL
Aflease - Cautionary Announcement
The Afrikander Lease Limited
(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration number 1921/006955/06)
("Aflease")
(ISIN Number : ZAE000000253 Share Code : AFL)
CAUTIONARY ANNOUNCEMENT
Shareholders are advised that Aflease has entered into negotiations, which if successfully concluded may have a material effect on the price of Aflease securities. Accordingly, shareholders are advised to exercise caution when dealing in Aflease securities until a further announcement is made.
Johannesburg
24 October 2003
Investment bank and sponsor
Nedbank Corporate

Date: 24/10/2003 02:25:02 PM Produced by the JSE SENS Department

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Release Date: 01/10/2003 12:35:01

The Afrikander Lease Limited - Dealing In Securities By Directors

2003/10/01 12:35:01

AFL
The Afrikander Lease Limited - Dealing In Securities By Directors
THE AFRIKANDER LEASE LIMITED
(Incorporated in the Republic of South Africa)
Registration number 1921/006955/06
Share Code: AFL
ISIN Code : ZAE000000253
In compliance with sections 3.63 - 3.74 of the Listings Requirements of the JSE Securities Exchange South Africa, the following information is disclosed:

Director	:	Mr N Froneman
Company	:	The Afrikander Lease Limited
Date of Transaction	:	30 September 2003
Price	:	R6,15
Amount of shares	:	300 453
Value	:	R1 847 785,95
Class of Securities	:	Ordinary shares
Nature of transaction	:	Sale of ordinary shares
Extent of interest	:	Direct beneficial
Clearance	:	Permission to deal in these shares has been obtained.
Director	:	Mr M Steyn
Company	:	The Afrikander Lease Limited
Date of Transaction	:	30 September 2003
Price	:	R6,15
Amount of shares	:	106 875
Value	:	R657 281,25
Class of Securities	:	Ordinary shares
Nature of transaction	:	Sale of ordinary shares
Extent of interest	:	Direct beneficial
Clearance	:	Permission to deal in these shares has been obtained.

Johannesburg
1 September 2003
Sponsor
Gensec Bank Limited

Date: 01/10/2003 12:35:02 PM Produced by the JSE SENS Department

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Release Date: 29/09/2003 16:32:01

AFLEASE SEPTEMBER 2003 UPDATE

2003/09/29 16:32:01

AFL
AFLEASE SEPTEMBER 2003 UPDATE
THE AFRIKANDER LEASE LIMITED
(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration Number 1921/006955/06)
Share Code: AFL
ISIN: ZAE000000253
("Aflease")
Operations
AFL is pleased to advise that it has made significant progress towards achieving its stated objective of tripling annualized gold production by December 2003 with annualized gold production for August and September 2003 having more than doubled from the 35 000 oz"s produced in 2002.
190kg of gold was produced during August 2003 which translates to an annualized gold production of 74 000 oz"s. August"s gold production was achieved on a throughput of 226 000 tons processed through the new CIL plant. This exceeds management"s target of 200 000 tonnes per month, that was to be achieved by the end of the September quarter.
The loss for the September quarter is expected to be slightly lower than the loss for the June quarter. This is despite the improvement in operational efficiencies. Lower rand gold price and lower than expected recovered grades impacted negatively on Aflease"s profitability during the September quarter.
Exploration
Exploration during the quarter has produced positive results at both Bonanza and Modder East. (All grades stated below are in situ grades at a stope width of 100cm):
Bonanza South
The Bonanza South block is situated to the south of the Bonanza West mine. Drilling results for the Bonanza South Project were positive and a preliminary mine design is being developed, together with a mining schedule which should see production commence in late 2004. Geological modeling for the various reef horizons suggest a resource of over 250,000 tonnes on the Lower reef at an average in situ grade of 8.2g/t, with the Upper reef contributing an additional 200,000 tonnes at an average in situ grade of 2.17g/t. The depth to reef ranges from 70 meters to 100 meters, and initial access will be via the existing decline at the Bonanza West mine.
Bonanza South Central
The South Central block is situated to the south of the Bonanza South block. Drilling is ongoing and a number of holes still need to be drilled to add confidence with regard to both the structure and the grade. Initial indications are promising with a resource of approximately 550,000 tonnes identified on the Bonanza Lower Reef, with a further 450,000 tonne contribution from the Intermediate and Upper Reef horizons. An average in situ grade of approximately 8 g/t has been determined for the Lower Reef, at depths ranging from 80m to 230m. In situ grades in the Intermediate and Upper Reefs have been estimated at 2g/t and 3.5g/t respectively. Geological modeling for this resource will be conducted during the next quarter.
Modder East and UC Prospecting

During the September quarter, exploration drilling continued at Modder East and the UC Prospect area. Recent drilling has confirmed the geological model proposed for the deposit, and has also provided new evidence of the potential extension of the deposit towards the East. As a result of the drilling, the measured and indicated resource has been upgraded to over 900,000 oz at 6.92g/t. Drilling through the underlying Kimberley horizons has indicated that the UK3, UK5, UK7 and UK9A bands hold good potential for adding to the resource base at Modder East and UC Prospect area.

Drilling in the North West portion of the property failed to add to the Black reef (BPLZ) resource but assisted in narrowing the target zone for the anticipated Black reef channel resource.

Sufficient information has been gained from the ongoing exploration program to allow for the commencement of the mine design and the initiation of mine construction. A successful conceptual study of the Modder East mine has been completed, and as such Aflease is proceeding to detailed mine design in order to commence site establishment in the first quarter of 2004. Exploration will continue to explore the Kimberley reef horizon and to extend our knowledge of the Black Reef.

ADR L2 Upgrade

In line with US legal requirements, significant progress has been made on enhancements to the company"s governance and operational systems. As such Aflease is now in a position to progress the process of submission for the upgrade.

Date: 29/09/2003 04:32:04 PM Produced by the JSE SENS Department

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Release Date: 25/08/2003 15:16:09

Aflease - General Issue Of Shares For Cash

2003/08/25 15:16:09

AFL
Aflease - General Issue Of Shares For Cash
THE AFRIKANDER LEASE LIMITED
(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration Number 1921/006955/06)
Share Code: AFL ISIN: ZAE000000253
("Aflease")

GENERAL ISSUE OF SHARES FOR CASH

1. Introduction

Shareholders are advised that Aflease has concluded an issue of shares for cash, which was made in terms of the general authority to issue shares for cash granted by shareholders at the annual general meeting held on 15 July 2003.

In total 10 000 000 new Aflease ordinary shares of 2 cents per share ("new Aflease shares") were issued at an issue price of R5,00 per share, which equates to a 0,8% discount to the weighted average traded price of Aflease shares on the JSE Securities Exchange South Africa ("JSE") for the 30 business days to 15 July 2003, being the date on which the agreement was reached. The cash issue constitutes 5,3% of the issued share capital of Aflease prior to such issue. All the new Aflease shares have been placed with existing Aflease shareholders. The new Aflease shares will rank pari passu with the existing issued shares of Aflease. Application has been made to the JSE for the listing of the new Aflease shares with effect from 25 August 2003.

2. Rationale

The purpose of the issue of shares for cash is primarily to:

* comply with the terms of Aflease"s R75 million Nedcor debt facility by redeeming at least R25 million of the facility before the end of Decembner 2003; and
* fund the continuation of Aflease"s exploration programme currently underway at its Modder East property on the East Rand as well as at its Bonanza expansion project in Klerksdorp.

3. Pro forma financial effects

The table below sets out the financial effects of the cash issue:

Cents per share	Actual before the cash issue	Pro Forma after the cash issue	%
Headline earnings per share	(25,29)	(23,03)	8,91
Fully diluted headline earnings per share	(23,94)	(21,87)	8,66
Net asset value per share	193,72	209,15	(7,96)

* The "Actual before the cash issue" column is based on the unaudited financial results of Aflease for the six months ended 30 June 2003 as published in the press.
* The "Pro Forma after the cash issue" column is based on the assumption that R50 million in cash in respect of the cash issue was received on 1 January 2003 and earned interest at an after tax rate of 8% for the six months to 30 June 2003.
* The pro forma financial information is the responsibility of the directors of Aflease.

25 August 2003

Sponsor

Gensec Bank Limited
(Registration number 1996/004744/06)
Corporate Finance Advisory
Date: 25/08/2003 03:16:11 PM Produced by the JSE SENS Department

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Release Date: 04/08/2003 09:29:16

Aflease - Unaudited Interim Financial Results for June 2003 Incorporat

---

2003/08/04 09:29:16

AFL
Aflease - Unaudited Interim Financial Results for June 2003 Incorporating
Quarterly Results Financial Results
The Afrikander Lease Limited
(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration number 1921/006955/06) Share Code: AFL
ISIN Code: ZAE000000253 ("Aflease" or "the company" or "AFL")

- In line with the group"s expectations outlined in the trading update issued to shareholders on the 6th of June 2003, Aflease incurred an operating loss of R28.5 million for the June quarter compared to R14 million for the March quarter.
- The loss for the June quarter is mainly attributable to the lower level of gold production (129kg) from the open cast operations, due to interruptions in production caused by the commissioning of the new CIL plant.
- Operating costs increased by R5.8 million to R31.4 million for the June quarter from R25.6 million for the March quarter, largely due to an increase in underground mining activity.
- Non-recurring expenditure of R3.9 million for the June quarter consisted mainly of costs relating to the mothballing of the New Kleinfontein plant and professional and legal fees relating to capital raising activity.
- Mining assets increased to R397.6 million at the end of June from R348.9 million at the end of March. This was due to capital expenditure of approximately R40 million for the new CIL plant and approximately R8 million for the underground sections.
- A 3-year R75 million funding facility was secured from Nedcor.

Expansion Programme

As forecast in the March quarter, the 200 000 tpm CIL plant was hot commissioned prior to the end of the June quarter. Current indications are showing a throughput rate of 176 000 tpm, with 200 000 tpm expected to be achieved in the September quarter. It is pleasing to note that gold production for July 2003 was 155kg.

The primary sources of ore during this period will continue to be from lower grade open pit sources while the underground tonnage build up continues. Contribution from underground sources is expected to steadily increase from 13 500 tpm in July to 17 000 tpm in September 2003.

The heap leach operations, which recommenced production in the March quarter, continue to produce 30kg of gold per month. Other sources of heap leachable ore have been identified. Higher grade un-leached pad sidewalls have temporarily replaced the Big Pebble conglomerates. Exploration of the Big Pebble conglomerates will continue in order to upgrade this important resource.

Exploration

Bonanza Reef exploration for quarter to June 2003

Drilling for Bonanza Reefs has continued in the Area 1 and Area 2 blocks to the south and south east of Bonanza West Mine. The reefs are variously developed and locally very high grades have been achieved. The most consistent grades have been achieved on the intermediate and Lower reef horizons at depths ranging from

20m to approximately 200m.
Geological interpretation is ongoing to delineate the nature and position of a number of intrusive bodies, while analysis of the complex structure in the area is resulting in a more thorough understanding of the distribution of reef horizons. Sedimentological models are being developed as an aid to predict the grade distribution of the various reefs.
The current drilling programme, targeting Bonanza Reefs at shallow depths, is providing valuable data, which will be used as an aid to plan the proposed regional Bonanza evaluation. Regionally, the Bonanza Reefs are considered to occur at depths ranging from surface to depths of approximately 1700m, with the current model predicting enhanced grade coincident with the regional synclinal axis.

Modder East drilling for quarter to June 2003

During the June quarter the exploration results for Modder East and the UC Prospect area have supported the geological model developed for the target zone. Drilling for the eastern extension of the ore body is in progress, with initial indications for the attenuation of the ore body to the east.
Geophysical exploration for Black Reef channels in the northern part of Modder East was completed without conclusive definition of a drilling target. However, alternative strategies for defining Black Reef channels and channel facies has resulted in at least one prime channel target being delineated. This prime channel will be drilled in the September quarter. Drilling for Kimberley Reef (UK9A) has not fully commenced, though a number of intersections on the UK3, UK5 and UK7 reefs, obtained during the current drilling programme, have indicated significant potential for economic exploitation.
The Modder East and UC Prospect properties continue to offer outstanding additional exploration targets with the potential for a significant increase in gold resources at depths that allow for a minimal lead time between evaluation and exploitation.

Bonanza Reef Drilling Results for the quarter ended 30 June 2003

Borehole Number	From (m)	To (m)	Accepted Value cmg/t)	Stoping width cm)	Stope grade (g/t)	Reef type
NB108**	113.57	114.05	NEG VALUES			Upper Reef
NB202**	178.6	178.94	NEG VALUES			Upper Reef
NB111*	N/A	N/A	NOT DEVELOPED			Upper Reef
NB121*	77.06	77.49	NEG VALUES			Upper Reef
NB203	N/A	N/A	FAULTED OUT/DYKE			Upper Reef
NB204*	67.82	68.82	276	100	0.38	Upper Reef
NB207	139.26	142.1	134	100	1.34	Upper Reef
NB212*	17.68	18.68	38	100	0.38	Upper Reef
NB108**	118.10	119.53	515	100	5.15	Intermediate Reef
NB202**	195.47	196.76	985	100	9.85	Intermediate Reef
NB111*	206.33	206.77	100	100	1	Intermediate Reef
NB121*	83.3	83.67	NEG VALUES			Intermediate Reef
NB203	N/A	N/A	FAULTED OUT/DYKE			Intermediate Reef
NB204*	COMBINED WITH LOWER REEF					Intermediate Reef
NB207	153.45	154.52	73	100	0.73	Intermediate Reef
NB212*	31.69	32.66	57	100	0.57	Intermediate Reef
NB108**	120.46	121.26	394	100	3.94	Lower Reef
NB202**	197.72	199.01	310	100	3.10	Lower Reef
NB111*	208.69	209.69	2025	100	20.25	Lower Reef
NB121*	84.84	85.34	NEG VALUES			Lower Reef
NB203	N/A	N/A	FAULTED OUT/DYKE			Lower Reef
NB204*	75.31	76.69	91	100	0.90	Lower Reef
NB207	155.23	156.22	101	100	1.01	Lower Reef
NB212*	34.17	34.17	60.84	100	0.61	Lower Reef

*Result excludes one or more intersections which are awaiting analysis.
**Updated as a result of additional deflection information since last quarterly report.
Notes

From/To = depth below surface in meters
Stoping width = estimated mining stoping width
Cmg/t = centimeter gram per ton of channel
G/t = estimated blasting grade
Above table excludes additional holes drilled for structural purposes.

Modder East Drilling for quarter to June 2003

During the June quarter the exploration results for Modder East and the UC Prospect area have supported the geological model developed for the target zone. Drilling for the eastern extension of the ore body is in progress, with initial indications for the attenuation of the ore body to the east.

Geophysical exploration for Black Reef channels in the northern part of Modder East was completed without conclusive definition of a drilling target. However, alternative strategies for defining Black Reef channels and channel facies has resulted in at least one prime channel target being delineated. This prime channel will be drilled in the September quarter.

Drilling for Kimberley Reef (UK9A) has not fully commenced, though a number of intersections on the UK3, UK5 and UK7 reefs, obtained during the current drilling programme, have indicated significant potential for economic exploitation.

The Modder East and UC Prospect properties continue to offer outstanding additional exploration targets with the potential for a significant increase in gold resources at depths that allow for a minimal lead time between evaluation and exploitation.

Modder East drilling Results for the quarter ended 30 June 2003

Borehole Number	From (m)	To (m)	Accepted Value cmg/t)	Stoping width cm)	Stope grade (g/t)	Reef type
DD8**	275.20	275.50	652	100	6.6	BPLZ
DD9**	300.85	301.28	1201	100	12.3	BPLZ
DD11	306.40	306.66	590	100	5.9	BPLZ
DD8**	296.06	296.48	422	100	4.2	BPLZ
DD13*	294.10	294.44	247	100	2.47	BPLZ
DD14	N/A	N/A	WOC	N/A	N/A	BPLZ
DD8**	276.50	281.07	517	457	1.13	BLANKET/CHANNEL
DD9**	301.28	303.69	508	241	2.1	BLANKET/CHANNEL
DD11	306.66	309.03	348	237	1.47	BLANKET/CHANNEL
DD12*	296.48	300.66	535	418	1.3	BLANKET/CHANNEL
DD13*	294.44	298.83	121	436	0.28	BLANKET/CHANNEL
DD14	N/A	N/A	WOC	N/A	N/A	BLANKET/CHANNEL
DD13*	299.59	300.88	178	100	1.78	UK3
DD13*	301.16	305.45	403	100	4.03	UK5

*Result excludes one or more intersections which are awaiting analysis.
**Updated as a result of additional deflection information since last quarterly report.

Notes

Cmg/t = centimeter grams per ton of channel (average of mother hole and deflections)
Stoping width = estimated mining stoping width
G/t = estimated blasted grade
Reef Type
BPLZ = Buckshop Pyrite Leader Zone
Blanket/Channel = Blanket Reef blanket or channel facies
UK = Upper Kimberley Reef

ADR

The Company is currently implementing enhancements to its governance and operational systems and processes in order to align itself more fully with US legal requirements to which it will become subject on completion of its planned ADR level 2 upgrade. The Company will proceed with its level 2 upgrade

application when this process is completed, which is expected by the end of this year.

Prospects

Aflease remains committed to delivering exceptional returns for our shareholders through an unwavering focus on delivery. The exploration programme is showing pleasing results and the group is on track to deliver on the 100 000 oz CIL expansion programme by December 2003 and will continue to evaluate growth opportunities that are value-adding.

Unaudited Financial Results For June 2003

	Unaudited Quarter To 30 June 2003	Unaudited Quarter To 31 March 2003	Unaudited Quarter To 30 June 2002	Unaudited 6 Months ended 30 June 2003	Unaudited 6 months ended 30 June 2002
Highlights					
Gold Produced And Sold:					
-kg"s	129	191	255	320	494
-ounces	4,150	6,137	8,198	10,287	15,882
Cash Operating Cost per ton mined:					
(R)	64.09	67.78	37.01	65.70	42.60
Cash Operating Cost:					
-Rand/Kg	243,280	134,280	71,933	178,180	73,221
-US$/Oz	985	503	218	722	212
Cash Operating (Loss) / Profit (R"000)	(20,217)	(7,986)	8,114	(28,203)	15,799
Operating (Loss) / Profit (R"000)	(28,504)	(13,961)	4,821	(42,465)	9,296
Net (Loss) / Earnings (R"000)	(32,435)	(13,961)	4,821	(46,396)	9,296
Headline And Basic (Loss) / Earnings Per Share (Cents)	(17.21)	(7.76)	3.46	(25.29)	6.69
Operating Results:					
Tons Mined - Open Pit	471,854	378,159	495,645	850,013	849,115
Tons Mined - Underground	18,070	-	-	18,070	-
Tons Stacked - CIS	185,484	247,776	495,298	433,260	859,664
Tons Milled - CIL	140,696	-	-	140,696	-
Gold Produced And Sold (Kg)	129	191	255	320	494
Grade Stacked - CIS	0.49	1.03	1.23	0.76	1.24
Grade Milled - CIL	0.91	-	-	0.91	-
Gold Price Received:					
-Rand/Kg	86,645	92,439	103,753	90,065	105,202
-Rand/Oz	2,695	2,875	3,227	2,801	3,272
-US$/Oz	356	350	315	352	304
Income Statement:					
Revenue	11,183	17,644	26,457	28,827	51,970
Cash Operating Costs	35,702	32,559	26,471	68,261	48,637
Cash Movement In Lock-up	(4,302)	(6,929)	(8,128)	(11,231)	(12,466)
Cash Operating (Loss)/Profit	(20,217)	(7,986)	8,114	(28,203)	15,799
Amortisation And Depreciation	3,696	3,645	2,487	7,341	4,806
Non-cash Movement In Lock-up	-	-	(961)	-	(1,583)

Net Finance Costs					
	1,262	881	934	2,143	1,717
General And Administrative					
	1,352	530	363	1,882	653
Exploration Expenditure					
	1,977	919	470	2,896	910
Operating (Loss)/Profit					
	(28,504)	(13,961)	4,821	(42,465)	9,296
Non Recurring Costs					
Decommissioning (Net of revenue)					
	2,602	-	-	2,602	-
Funding Expenses And Legal Fees					
	1,329	-	-	1,329	-
(Loss)/Profit Before Taxation					
	(32,435)	(13,961)	4,821	(46,396)	9,296
Taxation	-	-	-	-	-
Net (Loss) / Profit For The Period					
	(32,435)	(13,961)	4,821	(46,396)	9,296
Ratios:					
(Loss) / Earnings Per Share (Cents):					
-Cash Operating (Loss) / Profit					
	(10.73)	(4.44)	5.82	(15.37)	11.38
-Operating (Loss) / Profit					
	(15.13)	(7.76)	3.46	(23.14)	6.69
-Headline And Basic					
	(17.21)	(7.76)	3.46	(25.29)	6.69
-Fully Diluted					
	(16.32)	(7.64)	3.37	(23.94)	6.53
Weighted Average Number Of Ordinary Shares In Issue					
	188,438,191	179,946,779	139,473,901	183,488,113	138,887,830
Number Of Shares In Issue At End Of Period					
	188,569,073	188,292,090	141,429,123	188,569,073	141,429,123

The Fully Diluted Earnings Per Share Is Based Upon The Dilutive Effect Of Employee Share Options.

Abridged Balance Sheet:

	Unaudited 30 June 2003 R"000	Unaudited 31 March 2003 R"000	Unaudited 30 June 2002 R"000
Assets			
Non-current Assets:			
-Mining Assets	397,550	348,946	118,363
-Other Assets	10,161	9,583	3,351
-Leach Pads	39,221	39,221	31,923
-Investments	12,818	12,101	9,216
	459,750	409,851	162,853
Current Assets:			
-Inventories	24,813	20,629	10,212
-Leach Pads	9,805	9,805	7,090
-Receivables And Prepayments			
	12,647	10,507	12,321
-Amounts Owing By Related Third Parties			
	835	881	-
-Bank And Cash Balances			
	18,943	21,585	19,738
	67,043	63,407	49,361
Total Assets	526,793	473,258	212,214
Equity And Liabilities			
Capital And Reserves:			
-Ordinary Share Capital	3,772	3,766	2,829
-Share Premium	383,364	382,938	130,481
-Accumulated Earnings	(21,835)	10,600	18,266
	365,301	397,304	151,576
Non-current Liabilities:			
-Interest Bearing Borrowings			

	78,261	28,462	21,554
-Rehabilitation And Closure Cost Obligations	4,500	4,500	4,500
-Amounts Owing To Related Third Parties	71	77	3,094
	82,832	33,039	29,148
Current Liabilities:			
-Trade And Other Payables	32,264	24,904	19,713
-Provisions	5,224	5,576	1,096
-Current Portion Of Interest Bearing Borrowings	32,622	7,206	4,942
-Bank Overdraft Balances	8,550	5,229	5,739
	78,660	42,915	31,490
Total Equity And Liabilities	526,793	473,258	212,214

	Unaudited Quarter To 30 June 2003 R"000	Unaudited Quarter To 31 March 2003 R"000	Unaudited Quarter To 30 June 2002 R"000	Unaudited 6 months ended 30 June 2003 R"000	Unaudited 6 months ended 30 June 2002 R"000
Abridged Cash Flow Statement:					
Cash Flow (Utilised By)/Generated From:					
Operating Activities	(2,592)	9,121	(91)	6,529	3,597
Investing Activities	(53,595)	(131,316)	(4,814)	(184,911)	(9,886)
Financing Activities	50,224	69,424	10,636	119,648	8,346
Net (Decrease)/Increase In Cash And Cash Equivalents	(5,963)	(52,771)	5,731	(58,734)	2,057
Cash & Cash Equivalents At Beginning Of Period	16,356	69,127	8,268	69,127	11,942
Cash & Cash Equivalents At End Of Period	10,393	16,356	13,999	10,393	13,999

	Share Capital R"000	Share Premium R"000	Accum Profit R"000	Total Equity R"000
Statement Of Changes In Equity:				
Balance At 31st December 2001	2,755	118,763	8,970	130,488
Issued During The Period	-	-	-	-
Share Premium	-	-	-	-
Net Profit After Taxation	-	-	4,475	4,475
Balance At 31st March 2002	2,755	118,763	13,445	134,963
Issued During The Period	712	-	-	712
Share Premium	-	196,841	-	196,841
Net Profit After Taxation	-	-	11,116	11,116
Balance At 31st December 2002	3,467	315,604	24,561	343,632
Issued During The Period	299	-	-	299
Share Premium	-	67,334	-	67,334
Net Loss After Taxation	-	-	(13,961)	(13,961)
Balance At 31st March 2003				

	3,766	382,938	10,600	397,304
Issued During The Period				
	6	-	-	6
Share Premium				
	-	426	-	426
Net Loss After Taxation				
	-	-	(32,435)	(32,435)
Balance At 30th June 2003				
	3,772	383,364	(21,835)	365,301

Unaudited Quarter To 30 June 2003 R"000	Unaudited Quarter To 31 March 2003 R"000	Unaudited Quarter To 30 June 2002 R"000	Unaudited 6 months ended 30 June 2003 R"000	Unaudited 6 months Ended 30 June 2002 R"000
Supplementary Information:				
Capital Commitments				
8,000	30,000	600	8,000	600
Capital Expenditure				
8,000	23,300	3,794	8,000	9,780
Asset Finance Leases:				
30,977	22,876	17,572	30,977	17,572
Less:Short-term Portion				
(6,553)	(6,137)	(4,942)	(6,553)	(4,942)
24,424	16,739	12,630	24,424	12,630

The above finance leases are repayable over periods varying from one to five years and bear interest at an average rate of 13%.

Loan-heap Leach Plant:				
8,924	8,924	8,924	8,924	8,924

The above loan is repayable in 2005 and bears interest at a rate of 15.25%.

Loan-Nedbank:				
67,400	-	-	67,400	-
Less: Short-term Portion				
(25,000)	-	-	(25,000)	-
42,400	-	-	42,400	-

The above is a three year facility and bears interest at a rate of jibar plus a margin of 4% decreasing to 3%.

Total Leases				
75,748	25,663	21,554	75,748	21,554

Security:

1. The loan for the heap-leach plant is secured by movable equipment limited to R8m, bond over mineral rights for an amount of R11m and by a pledge and cession of all short-term insurance policies covering the heap leach plant.
2. The Nedbank loan facility is secured by a bond over mineral rights.

Notes To The Financial Statements:

The same accounting policies have been applied to the current year as were used in the prior year"s annual financial statements. These financial results have been compiled in accordance with South African Statements of generally accepted accounting practice. No dividend has been proposed or declared for the period under review.

On behalf of the board

D J Nortier N J Froneman
(Chairman) (Chief Executive Officer)

4 August 2003

DISCLAIMER

Statements made in this document with respect to Aflease"s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Aflease. These statements are based on management"s assumptions and beliefs in light of the information currently available to it. Aflease cautions you that a number of risk and assumptions could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and assumptions include, amongst others, risks associated with: fluctuations in the rand-dollar exchange rate, dollar market price of gold, gold production at operations, estimates of

reserves and resources. Aflease assumes no obligation to update information in this release.

Date: 04/08/2003 09:29:45 AM Produced by the JSE SENS Department

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Release Date: 15/07/2003 16:53:01

The Afrikander Lease Limited - Results of Annual General Meeting

2003/07/15 16:53:01

AFL
The Afrikander Lease Limited - Results of Annual General Meeting
The Afrikander Lease Limited
(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration number 1921/006955/06) Share Code: AFL
ISIN Code: ZAE000000253 ("Aflease" or "the company" or "AFL")
Results of Annual General Meeting
At a general meeting of shareholders held on 15 July 2003, all the Ordinary Resolutions were duly passed by the requisite majorities. Special Resolutions one to six inclusive, were passed by the requisite majorities and are being submitted to the Registrar of Companies for registration.
The Special Resolution pertaining to the increase in authorised share capital was not passed.
15 July 2003

Date: 15/07/2003 04:53:03 PM Produced by the JSE SENS Department

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Release Date: 11/07/2003 09:41:29

KABUSHA MINING ACQUIRES 23 MILLION SHARES IN AFLEASE

2003/07/11 09:41:29

AFL
KABUSHA MINING ACQUIRES 23 MILLION SHARES IN AFLEASE
THE AFRIKANDER LEASE LIMITED
(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration Number 1921/006955/06) Share Code: AFL
ISIN Code: ZAE000000253 ("Aflease")
The Board of Afrikander Lease Limited("Aflease") is pleased to note that Kabusha Mining and Finance (Pty) Ltd ("Kabusha") has acquired 23 million shares in Aflease, representing 12% of the group"s issued share capital.
Commenting, Neal Froneman, Aflease CEO, said: "The acquisition of 23 million shares by Kabusha is a positive development for Aflease"s empowerment profile and effectively removes the overhang of shares that existed in the market."
Shareholders are informed that Jean Nortier, Non-executive Chairman of Aflease, holds an indirect minority interest in Kabusha, through a passive shareholding in a business controlled by Quinton George, Managing Director of Trinity Holdings.
11 July 2003

Date: 11/07/2003 09:41:31 AM Produced by the JSE SENS Department

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Release Date: 07/07/2003 09:27:40

The Afrikander Lease Limited Expands Executive Team

2003/07/07 09:27:40

AFL
The Afrikander Lease Limited Expands Executive Team
THE AFRIKANDER LEASE LIMITED
(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration Number 1921/006955/06) Share Code: AFL
ISIN Code: ZAE000000253 ("Aflease")
Aflease Expands Executive Team
Aflease today announced the appointment of Jean Nel to the position of Corporate Development Executive, effective from 1 July 2003.
Jean Nel, a qualified CA (SA) and CFA, joins Aflease with five years of corporate finance experience, gained mostly in the South African mining sector during his employment at Investec - Corporate Finance.
Commenting on the appointment, CEO Neal Froneman said: "We are very pleased to have Jean as part of the team. He was one of the original consortium members in the New Kleinfontein transaction and as such is an Aflease shareholder. Jean"s experience puts him in a strong position to add value to the group as we focus on the next stage of growth."
7 July 2003
Issued by Brunswick

Rob Pinker	083 326 7794/(011) 268 5750
Di Munro	083 326 5959/(011) 268 5750
Gareth Sharp	083 2873180/(011) 268 5750
On behalf of Aflease	
Neal Froneman	083 628 0226

Date: 07/07/2003 09:27:42 AM Produced by the JSE SENS Department

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Release Date: 26/06/2003 15:19:02

THE AFRIKANDER LEASE LIMITED - ANNOUNCEMENT

2003/06/26 15:19:02

AFL
THE AFRIKANDER LEASE LIMITED - ANNOUNCEMENT
The Afrikander Lease Limited
(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration number 1921/006955/06) Share Code: AFL
ISIN Code: ZAE000000253 ("Aflease" or "the company" or "AFL")
Following the recent trading statement issued on 4 June 2003, Aflease announces today that it has successfully secured a bridging finance facility of R75 million from Nedbank, for its new Carbon in Leach plant. The facility has a three-year term and is flexible as to refinancing.
26 June 2003
Date: 26/06/2003 03:19:04 PM Produced by the JSE SENS Department

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Release Date: 17/06/2003 11:21:33

THE AFRIKANDER LEASE LIMITED - DEALING IN SECURITIES BY DIRECTORS

2003/06/17 11:21:33

AFL
THE AFRIKANDER LEASE LIMITED - DEALING IN SECURITIES BY DIRECTORS
The Afrikander Lease Limited
(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration number 1921/006955/06) Share Code: AFL
ISIN Code: ZAE000000253 ("Aflease" or "the company" of "AFL")
Disclosure of
In compliance with rule 3.72 of the JSE Listing Requirements, the following information is disclosed:

Director involved in transaction:	Ferdinand Lips
Type of transaction:	Purchased, on the open market
Number of ordinary shares:	100 000
Purchase price (cents):	439
Value (`R):	439 000
Date of transaction:	9 June 2003
Extent of interest:	Direct Beneficial

Johannesburg
17 June 2003
Sponsor
Gensec Bank Limited

Date: 17/06/2003 11:21:34 AM Produced by the JSE SENS Department

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Release Date: 04/06/2003 13:06:46

Aflease - Trading And Operational Update

2003/06/04 13:06:46

AFL
Aflease - Trading And Operational Update
The Afrikander Lease Limited
(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration number 1921/006955/06)
Share Code: AFL
ISIN Code: ZAE000000253
("Aflease" or "the company" of "AFL")
TRADING AND OPERATIONAL UPDATE
The Board of Aflease publishes the following operational update.:

1. CIL Plant

The CIL plant commissioning is in progress with the primary and one of the secondary mills in operation together with four of the six leach tanks. All the components of the plant are expected to be in operation as forecast by the end of June 2003.

The plant throughput is now up to 5000 tons per day with a total of 37 500 tons having been milled in May. The plant will run with only one secondary mill for the first half of June whilst the third mill is brought into commission and the refurbishment of number two mill is complete. To minimize gold lock up, low grade material was initially fed into the plant. Recoveries have increased from 88% on start up to just over 92%. The first gold from CIL plant will be smelted during the first week of June.

It is still expected that the plant will be operating at full capacity (200 000 tons per month @ 95% recovery) by the end of the September quarter and will show its full benefits in the December quarter.

2. Underground mining - Afrikander Section

Establishment of the Bonanza section is proceeding on track. The decline has been sunk 440m and is now being equipped with a conveyor belt. The surface bins have been installed and the belt system will be commissioned during June.

At the vertical shaft section, the first steeply dipping stope has been brought into production. The rate of de-watering of the shaft complex has been expedited with the installation of additional pumping capacity at the end of May

The inner and outer basin inclines are also being brought into production.

3. Surface Mining - Afrikander Section

Production is being ramped up to produce 140 000 tons per month at a head grade of 1.1g/t from the inner basin pit. An additional shift has been started in order to increase the utilisation of our equipment. Currently some 255 000 tons of reef have been stockpiled for processing through our new plant.

4. New opportunities - Afrikander Section

We are pleased to advise that the mining of the Big Pebble basin has begun ahead of schedule. It is intended that 60,000 tonnes per month will be mined and treated on the heap leach pad. Initial results are exciting and the group continues to apply resources to improve understanding and management of this attractive resource. A significant departure from Afrikander tradition has been the application of contract mining. In this particular application we have found contractors to be more cost effective and as a result have avoided additional capital outlay.

5. Underground Mining - New Kleinfontein Section

Following a reassessment of underground operations at New Kleinfontein and its future prospects, the decision was taken to cease operations and to mothball these assets. The workforce has been retrenched or where appropriate transferred to the Afrikander operations. Work is currently taking place to identify how to maximise the New Kleinfontein and the Turnbridge resources going forward. Exploration continues at Modder East and UC Prospecting.

An empowerment joint venture is being explored relating to the non core East Rand properties of New Kleinfontein and Turnbridge. We expect to announce further details in due course.

6. Reserve & Resource Statement

The compilation and update of the Competent Persons Reports (CPR) in line with preparations for the NASDAQ listing upgrade, have been completed. The new Resource and Reserve Statement (R&R) now includes the East Rand as well. The R&R also includes exploration results that have been converted into the resource and reserve category. All declarations are fully compliant with the SAMREC code. Aflease now reflects a substantial 2 m Oz reserve which at an annual production of 200000 oz"s represents a reserve life in excess of 10 years. The Resource declaration of 6 m oz"s now includes appropriate cut offs.

7. Exploration - Afrikander Section

The drilling program at Bonanza West Mine has increased the resource to 420 000 oz"s. The drilling has also resulted in the identification of the down dip extension of the pay shoot from Bonanza West Mine into the greater Bonanza Basin. This pay shoot has resulted in an exploration target of 10 million oz"s which will be fast tracked as advised previously. Substantial additional resources have yet to be explored.

8. East Rand - Exploration

Exploration on the Modder East property continues to exceed our expectations with a reserve of over 700 000 oz"s having been delineated. The Black reef shore line remains open ended to the east and as such there is still considerable upside. More exploration needs to be conducted on the Kimberly Reefs. Exploration targets of over 5 million ounces have been identified and are being expedited.

The reserves defined to date more than justify a stand alone mine. Various exciting options are currently being investigated and the Modder East deposit is expected to be a highly profitable mine. Preliminary design work has been contracted to consultants.

9. Funding

The delay in the commissioning of the new CIL plant and the premature decision by previous management to cease the heap leaching operations has necessitated limited bridging finance. Aflease has successfully secured the necessary funding and a detailed announcement in this regard will follow in due course.

10. Trade Update

The group has already cautioned shareholders on the expected loss for the June "03 quarter. The loss is a direct result of the commissioning of the CIL plant and the management team is currently focused on the turn-around. The group"s prospects remain in line with previously stated expectations and it is anticipated that the group will achieve an increase of gold output from an annualised 35 000oz to 100 000oz, and a decrease in cost of production from R80 000/Kg to R60 000/Kg by the end of December 2003. The company has the potential in its current asset base to see the production number double again by the end of 2004 to 200 000oz on an annualised basis.

Sponsor

Gensec Bank Limited

Date: 04/06/2003 01:06:50 PM Produced by the JSE SENS Department

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Release Date: 03/06/2003 10:05:01

THE AFRIKANDER LEASE LIMITED - DEALING IN SECURITIES BY DIRECTORS

2003/06/03 10:05:01

AFL
THE AFRIKANDER LEASE LIMITED - DEALING IN SECURITIES BY DIRECTORS
The Afrikander Lease Limited
(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration number 1921/006955/06) Share Code: AFL
ISIN Code: ZAE000000253 ("Aflease" or "the company" of "AFL")
Disclosure of dealing in securities by directors
In compliance with rule 3.72 of the JSE Listing Requirements, the following information is disclosed:

Director involved in transaction:	Neal Froneman, Chief Executive Officer
Type of transaction:	Purchased, on the open market
Number of ordinary shares:	219,479
Purchase price (cents):	410
Value (`R):	899,864
Date of transaction:	2 June 2003
Extent of interest:	Direct, beneficial
Director involved in transaction:	Marais Steyn Chief Financial Officer
Type of transaction:	Purchased, on the open market
Number of ordinary shares:	24,358
Purchase price (cents)	410
Value (`R)	99,868
Date of transaction:	2 June 2003
Extent of interest:	Direct, beneficial
Director involved in transaction:	Bruce Jones, Chief Operational Officer
Type of transaction:	Purchased, on the open market
Number of ordinary shares:	12,163
Purchase price (cents)	410
Value (`R):	49,868
Date of transaction:	2 June 2003
Extent of interest :	Direct, beneficial

Johannesburg
3 June 2003
Sponsor
Gensec Bank Limited

Date: 03/06/2003 10:05:03 AM Produced by the JSE SENS Department

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Release Date: 22/05/2003 13:41:19

The Afrikander Lease Limited -Reserve and Resource Statement

2003/05/22 13:41:19

AFL
The Afrikander Lease Limited -Reserve and Resource Statement
The Afrikander Lease Limited
(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration number 1921/006955/06) Share Code: AFL
ISIN Code: ZAE000000253 ("Aflease" or "the company" of "AFL")
Reserve and Resource Statement
Following an internal process of evaluating the Aflease reserves and resources, the Board is pleased to release a reserve and resource statement.
This statement was produced by independent consultants and subsequently verified by Executive Management. The information contained herein is however still subject to a final audit that is currently being performed by SRK Consulting.
The results of the audit will be published in the annual report.
KLEKSDORP AND EAST RAND TOTAL MINERAL INVENTORY

	Ore Million tonnes	Grams per tonne	Gold Gold tonnes	Oz"s `000"s
Ore reserves				
Proven	9.6	1.0	9.2	295
Probable	34.7	1.6	56.6	1,819
TOTAL ORE RESERVES	44.3	1.5	65.8	2,114
Mineral Resource				
Measured	12.7	2.9	36.6	1,177
Indicated	35.7	2.6	91.5	2,942
Inferred	22.3	2.5	54.9	1,764
TOTAL MINERAL RESOURCES	71	2.6	183	5,883

The underground cut-off grade used for the table above was 1 gram per tonne. The reserves and resources presented in the above table have been compiled in accordance with the SAMREC code.
The company website and the 2001 annual report included a schematic presentation indicating resource figures. The cut-off on these resources was zero grams per tonne.
Forward Looking Statements:
The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include: changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.
By order of the board
30 April 2003

Date: 22/05/2003 01:41:23 PM Produced by the JSE SENS Department

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Release Date: 08/05/2003 17:20:57

Aflease - Quarterly results

2003/05/08 17:20:57

AFL
Aflease - Quarterly results
THE AFRIKANDER LEASE LIMITED
(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration Number 1921/006955/06) Share Code: AFL
ISIN Code: ZAE000000253 ("Aflease" or "the company" or "AFL")
MAY 2003 UPDATE

CIL Plant Construction Progress

The upgrade to the crushing section is now complete and has been commissioned. In line with this, heap leach operations will now recommence to supplement revenue during the commissioning and build up phase of the new CIL plant.
The first phase commissioning of the milling and leaching facilities of the CIL plant will start in May 2003. We expect that full commissioning of the plant will be completed during the June quarter with full-scale treatment being achieved during the September quarter. The full benefits of this expansion project will be realised during the December quarter.

Recommencement of Heap Leach processing

Contrary to previous plans where heap leach operations were to be terminated, heap leach operations have recommenced with the stacking of stock piled material. This stock piled material will be treated to off set 250 kg of gold lock-up in the CIL plant.
In addition, production from the Big Pebble Basin is set to commence. The Big Pebble Basin has a reserve of 200 000 ounces, is mainly free dig down to 5 metres and is conducive to heap leach processing. The Big Pebble Basin will initially be exploited at a rate of 60 000 tpm adding 400kg"s to the annual gold production.

EXPLORATION

Bonanza West

Drilling at the Bonanza West Mine continues to produce encouraging results. This phase of drilling at Bonanza West is aimed at proving up 5 years of mining in the Bonanza decline area. The program is within the budget of R15 million. The Bonanza West mine will commence production in the June quarter.
Drilling results from the Bonanza West mine are presented in the table below:

BONANZA EXPLORATION RESULTS AS AT 31 MARCH 2003

BHID	FROM	TO	WIDTH	REEF	AU G/T	CMG/T
NB1AV	79.60	80.13	0.53	BUR	5.65	299
NB2AAV	54.53	55.41	0.88	BBOSR	5.76	507
NB3AV	62.31	62.94	0.63	BUR	7.08	446
NB7AV	62.45	62.96	0.51	BBOSR	5.95	304
NB7AV	70.96	72.14	1.18	BUR	7.46	876
NB10AV	69.84	70.35	0.51	BUR	4.80	247

NB10AV	82.93	83.74	0.81	BIR	5.34	433
NB10AV	84.30	85.48	1.18	BLR	16.56	1954
NB12AV	95.74	96.40	0.66	BBOSR	5.67	371
NB12AV	99.25	99.66	0.41	BUR	8.04	330
NB30AV	138.01	138.47	0.46	BUR	1.71	79
NB30AV	153.11	154.05	0.94	BIR	3.57	334
NB52AV	73.83	74.57	0.74	BUR	5.84	434
NB54AV	64.81	65.06	0.25	BBOSR	3.26	82
NB102AV	53.58	54.35	0.77	BBOSR	13.40	1032
NB102AV	62.87	63.67	0.80	BUR	7.84	627
NB102AV	74.96	75.76	0.80	BIR	54.93	4394
NB108AV	105.32	106.31	0.99	BBOSR	1.50	148
NB108AV	118.10	118.90	0.80	BIR	7.76	597
NB108AV	120.46	121.26	0.80	BLR	2.72	216
NB202AV	195.47	196.86	1.39	BIR	8.82	1226

Notes
BHID= bore hole number (AV indicates average of mother hole and deflections)
From/to = depth below surface in meters
Width=channel width in metres
Reef type
BBOSR= Bonanza base of shale reef
BUR= Bonanza upper reef
BIR= Bonanza intermediate reef
BLR =Bonanza lower reef
AU G/T= Grade over channel width (expected mining width is minimum 80cm to channel + 10cm at these depths)
CMG/T= centimetre gram per ton of channel
Above table excludes additional holes drilled for structural purposes

Further to the announcement regarding the fast tracking of the larger Bonanza Basin exploration we are pleased to advise that an exploration target of 10 million ounces has been identified. The target is an extension of the current Bonanza West mine. This phase of drilling, costing R28 million, is expected to commence in the near future.

Modder East

Exploration results at Modder East are encouraging and are tabulated below. As reported previously, reserves have increased to over 700 000 ounces. Most significant is that continuity between current mining on the black reef shoreline from Grootvlei 8 shaft to Modder East has been proven. This will greatly enhance the viability of the project and potentially result in earlier than expected cash flow. The ore body remains open ended to the east and the second phase of drilling in this area, due to commence in the June quarter, will be aimed at delineating the extent of the shoreline.

DRILLING RESULTS AT MODDER EAST AS AT MARCH 2003

KIMBERLEY REEF

Borehole No.	cmg/t	Stoping Width	g/t	Reef Type
1838	1057	85	12.4	UK9A
1895	585	85	6.9	UK9A
2873	35	85	0.4	UK9A
2897	76	85	0.9	UK9A
2944	122	85	1.4	UK9A
2954	1	85	0.0	UK9A
2974	0	85	0.0	UK9A
3111	816	85	9.6	UK9A
DD7	307	203	1.5	UK3
DD7	143	50	2.9	UK7
DD7	12	8	1.5	UK9A
DD7	91	260	0.4	MK2

BLACK REEF

Borehole No.	cmg/t	Accepted Value Stoping Width	g/t	Reef Type
DD1	2256	100	22.6	BPLZ
DD2	1329	100	13.3	BPLZ
DD3	704	100	7.0	BPLZ
DD4	WOC	n/a	n/a	BPLZ
DD5	WOC	n/a	n/a	BPLZ
DD6	WOC	n/a	n/a	BPLZ
DD7	260	100	2.6	BPLZ
DD8*	756	100	7.6	BPLZ
DD9*	1405	100	14.1	BPLZ
DD10	Nil	n/a	n/a	Faulted Out
2873	999	100	10.0	BPLZ
2954	616	100	6.2	BPLZ
3064	314	100	3.1	BPLZ
1838	50	100	0.5	BPLZ
1895	49	100	0.5	BPLZ
2897	47	100	0.5	BPLZ
3111	10	100	0.1	BPLZ
DD1	634	323	2.0	Blanket/Channel
DD2	300	264	1.1	Blanket/Channel
DD3	65	133	0.5	Blanket/Channel
DD8*	663	515	1.3	Blanket/Channel
DD9*	531	247	2.1	Blanket/Channel
2873	254	307	0.8	Blanket/Channel
2954	283	307	0.9	Blanket/Channel
3064	929	307	3.0	Blanket/Channel
1838	175	307	0.6	Blanket/Channel
1895	532	307	1.7	Blanket/Channel
2897	Not de	n/a	n/a	Blanket/Channel
3111	velop	n/a	n/a	Blanket/Channel

*Results for motherhole only - assays for defections awaited.

Notes

Cmg/t = centimetre grams per ton of channel (average of mother hole and deflections)

Stoping width = estimated mining stoping width

G/t= estimated blasted grade

Reef type

UK =Upper Kimberley Reef

MK=Middle Kimberley Reef

BPLZ= Buckshot Pyrite Leader Zone

Blanket/channel= Black Reef blanket or channel facies

Geophysical work has begun on the opencast opportunities on the northern extent of the Modder East property. Together with the underground targets, this will result in a total exploration target, including the Kimberley Reefs of 5 million ounces.

UNAUDITED QUARTERLY RESULTS FOR MARCH 2003

Financial and Operational Review

The group reported a loss of R14.0m for the quarter (December 2002 quarter: R0.7m) mainly as a result of a reduction in gold output caused by the commissioning and construction of the upgraded crushing plant and an increase in operating costs.

Operating costs increased by R4.2m to R25.6m, largely as a result of a more conservative estimate for lock up on the heap leach pad.

The 15.5% reduction in gold produced from the March quarter resulted in the R/Kg cost of gold produced increasing by 41.9%.

The R52.8m movement in cash balances is principally the result of payments made to contractors for the construction of the CIL plant. (R14.0m of the increase in trade and other payables was also directly related to the construction of the

CIL plant).
Inventory increased by R7.3m as a result of the stockpile created to facilitate the process of commissioning the CIL plant.
The cashflow investing and financing activities include the share portion of the acquisition price paid for New Kleinfontein Mining Company Limited ("NKMC").
The decision to terminate heap leach operations was reversed during the quarter. Production from the heap leach operation will increase to 60,000tpm by June. This will reduce the expected losses for the June 2003 quarter.
With the completion of the NKMC deal, the number of shares in issue increased by 15m (7.9% of issued shares) and mining assets increased to R349.0m for the quarter. The latter was largely due to the acquisition of NKMC"s assets for R101.4m and metallurgical plant and sundry mining equipment of R23.3m. Approximately R33.8m cash was paid to shareholders of NKMC.
The revenue has been negatively affected by the poor Rand gold price during the quarter.

	Unaudited Quarter To 31 Mar 2003	Unaudited Quarter To 31 Dec 2002	Unaudited Quarter To 31 Mar 2002	Reviewed Year To 31 Dec 2002
Highlights				
Gold Produced And Sold:-				
-Kilograms	191	226	239	1,075
-Ounces	6,137	7,266	7,684	34,562
Cash Operating Cost Stacked (Rands Per Ton)	103.44	51.31	48.93	48.21
Cash Operating Cost:-				
-Rand/Kg	134,280	94,646	74,594	77,533
-$ /Oz	503	311	205	233
Cash Operating (Loss)/Profit (R"000)	(7,986)	868	7,685	28,019
Net (Loss) / Earnings (R"000)	(13,961)	(749)	4,475	15,591
Headline And Basic (Loss)/ Earnings Per Share (Cents)	(7.76)	(0.45)	3.24	10.53
Operating Results				
Tonnage Stacked (Tons)	247,776	416,903	364,366	1,728,943
Gold Produced And Sold (Kg)	191	226	239	1,075
Average Grade Stacked (Gms/Ton)	1.03	0.99	1.25	1.08
Gold Price Received:-				
-Rand / Kg	92,439	98,487	106,749	103,597
-Rand / Oz	2,875	3,063	3,320	3,222
-$ / Oz	350	324	293	312

	Unaudited Quarter To 31 Mar 2003 R"000	Unaudited Quarter To 31 Dec 2002 R"000	Unaudited Quarter To 31 Mar 2002 R"000	Reviewed Year To 31 Dec 2002 R"000
Income Statement				
Revenue	17,644	22,258	25,513	111,367
Cash Operating Costs	32,559	25,413	22,166	102,892
Cash Movement In Lock-up	(6,929)	(4,023)	(4,338)	(19,544)
Cash Operating				

(Loss)/Profit	(7,986)	868	7,685	28,019
Amortisation And Depreciation	3,645	1,497	2,319	8,868
Non-cash Movement In Lock-up	-	(189)	(622)	(1,777)
Net Finance Costs	881	(897)	783	1,638
Corporate Costs / Other	530	583	290	1,603
Exploration Expenditure	919	623	440	2,096
(Loss)/Profit Before Taxation	(13,961)	(749)	4,475	15,591
Taxation	-	-	-	-
Net (Loss) / Profit For The Period	(13,961)	(749)	4,475	15,591
Ratios:-				
(Loss)/Earnings Per Share (Cents):-				
-Cash Operating (Loss)/Earnings	(4.44)	0.52	5.56	18.92
-Headline And Basic	(7.76)	(0.45)	3.24	10.53
-Fully Diluted	(7.64)	(0.44)	3.16	10.31
Weighted Average Number Of Ordinary Shares In Issue	179,946,779	167,320,971	138,295,333	148,098,027
Number Of Shares In Issue At End Of Period	188,292,090	173,329,123	138,562,457	173,329,123

The fully diluted earnings per share is based upon the dilutive effect of employee share options.

	Unaudited As At 31 Mar 2003 R"000	Reviewed As At 31 Dec 2002 R"000	Unaudited As At 31 Mar 2002 R"000
Abridged Balance Sheet:-			
Assets			
Non-current Assets:-			
-Mining Assets	348,946	225,986	117,245
-Other Assets	9,583	6,843	2,501
-Leach Pads	39,221	39,221	28,360
-Investments	14,213	10,130	8,857
	411,963	282,180	156,963
Current Assets:-			
-Inventories	20,629	13,342	4,849
-Leach Pads	9,805	9,805	7,090
-Receivables And Prepayments	10,507	22,265	5,518
-Amounts Owing By Related Third Parties	881	768	-
-Bank And Cash Balances	21,585	76,209	18,235
	63,407	122,389	35,692
Total Assets	475,370	404,569	192,655
Equity And Liabilities			
Capital And Reserves:-			
-Ordinary Share Capital	3,766	3,467	2,755

-Share Premium	382,938	315,604	118,763	
-Accumulated Earnings	10,600	24,561	13,445	
	397,304	343,632	134,963	
Non-current Liabilities:-				
-Interest Bearing Borrowings	28,462	26,747	22,662	
-Rehabilitation And Closure Cost Obligations	4,500	4,500	4,500	
-Amounts Owing To Related Third Parties	77	-	3,269	
	33,039	31,247	30,431	
Current Liabilities:-				
-Trade And Other Payables	27,016	13,597	11,496	
-Provisions	5,576	3,008	983	
-Current Portion Of Interest Bearing Borrowings	7,206	6,003	4,815	
-Bank Overdraft Balances	5,229	7,082	9,967	
	45,027	29,690	27,261	
Total Equity And Liabilities	475,370	404,569	192,655	

	Unaudited Quarter To 31 Mar 2003 R"000	Unaudited Quarter To 31 Dec 2002 R"000	Unaudited Quarter To 31 Mar 2002 R"000	Reviewed Year To 31 Dec 2002 R"000
Abridged Cash Flow Statement:-				
Cash Flow (Utilised By) / Generated From :-				
-Operating Activities	5,530	(61,571)	3,688	25,884
- Investing Activities	(124,461)	(54,204)	(5,072)	(157,540)
- Financing Activities	66,160	137,144	(2,290)	188,841
Net (Decrease)/ Increase In Cash And Cash Equivalents	(52,771)	21,369	(3,674)	57,185
Cash & Cash Equivalents At Beginning Of Period	69,127	47,758	11,942	11,942
Cash & Cash Equivalents At End Of Period	16,356	69,127	8,268	69,127

Statement Of Changes In Equity

	Share Capital R"000	Share Premium R"000	Accum Profit R"000	Total Equity R"000
Balance At 31st December 2001	2,755	118,763	8,970	130,488
Issued During The Period	-	-	-	-
Share Premium	-	-	-	-

Net Profit After Taxation	-	-	4,475	4,475
Balance At 31st March 2002	2,755	118,763	13,445	134,963
Issued During The Period	712	-	-	712
Share Premium	-	196,841	-	196,841
Net Profit After Taxation	-	-	11,116	11,116
Balance At 31st December 2002	3,467	315,604	24,561	343,632
Issued During The Period	299	-	-	299
Share Premium	-	67,334	-	67,334
Net Loss After Taxation	-	-	(13,961)	(13,961)
Balance At 31st March 2003	3,766	382,938	10,600	397,304

	Unaudited Quarter Ended 31 Mar 2003 R"000	Unaudited Quarter Ended 31 Dec 2002 R"000	Unaudited Quarter Ended 31 Mar 2002 R"000	Reviewed Year Ended 31 Dec 2002 R"000
Supplementary Information				
Capital Commitments	30,000	50,000	1,000	50,000
Capital Expenditure	23,300	35,982	5,986	119,306
Finance Leases:-				
Excavator 984C	3,819	4,045	4,615	4,045
Excavator 984C	3,088	3,425	4,314	3,425
Excavator 994C	1,337	1,544	2,504	1,544
Elution Plant	-	-	-	-
Excavator 974B X 2	5,714	6,160	7,120	6,160
Excavator R984C	8,508	8,652	-	8,652
Other	410			
	22,876	23,826	18,553	23,826
Less:- Short-term Portion	(6,137)	(6,003)	(4,815)	(6,003)
	16,739	17,823	13,738	17,823
The above finance leases are repayable Over periods varying from one to five years.				
Loan-Heap Leach Plant:-	8,924	8,924	8,924	8,924
The above loan is repayable in 2005 and bears Interest at a rate of 15.25%.				
Total Leases	25,663	26,747	22,662	26,747

Security:-
The loan for the heap-leach plant is secured by R8m of the Afrikander Lease Limited"s equipment, cession of mineral rights for an amount of R11m and by a pledge and cession of all short-term insurance policies covering the heap leach plant.

Notes To The Financial Statements

The same accounting policies have been applied to the current year as were used in the prior year"s annual financial statements. These financial results have been compiled in accordance with the generally accepted accounting policies in South Africa. No dividend has been proposed or declared for the period under

review.
By order of the board
NJ Froneman DJ Nortier
8 May 2003

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Release Date: 30/04/2003 15:27:01

The Afrikander Lease Limited - Trading Update

2003/04/30 15:27:01

AFL
The Afrikander Lease Limited - Trading Update
The Afrikander Lease Limited
(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration number 1921/006955/06) Share Code: AFL
ISIN Code: ZAE000000253 ("Aflease" or "the company" of "AFL")
Trading Update
Following communication to shareholders in respect of results for the year ended 31 December 2002, shareholders were advised that Aflease expected the Carbon in Leach ("CIL") plant to be commissioned during the September 2003 quarter. Aflease expects significant losses to be incurred for the first two quarters of 2003. Primary reasons for these losses are the one month delay in commissioning the new CIL plant, the suspension of the old heap Leach operation to link the crushing facility into the CIL plant and the CIL plant"s initial lock-up. The board expects Aflease to return to profitability once the CIL plant becomes operational with expected gold recoveries increasing from 54% to 95%.
By order of the board
30 April 2003

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Article

Release Date: 14/04/2003 10:00:02

The Afrikander Lease Limited - AFLEASE CONSOLIDATED FINANCIAL RESULTS

2003/04/14 10:00:02

AFL
The Afrikander Lease Limited - AFLEASE CONSOLIDATED FINANCIAL RESULTS FOR THE
YEAR ENDED 31 DECEMBER 2002 AND CHANGES TO THE BOARD
The Afrikander Lease Limited
(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration Number 1921/006955/06) Share Code: AFL
ISIN Code: ZAE000000253 ("Aflease" or "the company" or "AFL")
AFLEASE CONSOLIDATED FINANCIAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2002 AND
CHANGES TO THE BOARD
Financial and Operational Overview
* Unhedged profile realises the full benefit of a 38% increase in the gold pri
during the 2002 financial year.
* Cash operating profit of R28.02 million (2001: R 29.23 million)
* Headline earnings per share of 10.53cps (2001: 13.05cps)
* Cash cost averaging US$ 233/oz (2001: US$184/oz)
* Earnings decrease marginally from R16.1million to R15.6million in 2002. T
increased gold price largely off-set the impact of increased cash costs.
* The 54% increase in the cash cost per kg of production is attributed to
unacceptably high failure rate of equipment during 2002, which resulted i
increased mining costs and reduced gold production. Management is confide
this issue has been addressed through the increase in the capacity of eq
and increased recoveries expected from the new metallurgical plant.
* Additional open cast mining equipment of R45 million and metallurgica
and equipment of R50 million mainly resulted in the increase in mining
approximately R110 million.
* The current mine plan has resulted in a reclassification of the def
pad cost from current assets to long term assets. This resulted in ar
in the long term leach pads asset of approximately R40 million. The
value of the leach pads was confirmed by an independent survey.
New Acquisitions
* The New Kleinfontein acquisition, approved by Aflease shareholde
of February 2003, was completed with 100% of minority shareholders
Aflease offer.
Management changes
The Board is pleased to announce that Bruce Jones will be joinin
Operating Officer, on 14 April 2003. Bruce, a mining engineer, h
experience of both underground and surface operations having he
executive positions in South Africa and Internationally. Neal
Jones were jointly responsible for the turnaround of Elandskra
Board Changes
* In an attempt to further enhance corporate governance, the
to reconstitute itself adhearing to following principles.:
* A split in the roles of Chief Executive Officer and C
the Chairman will be a non-executive position.
d will be constituted by a majority of non-
s will be appointed to ensure adhere
ctices.
board and assume the ro

Chairman
* The executive board members will consist of the following members:
  * Neal Froneman (Chief Executive Officer)
  * Bruce Jones (Chief Operating Officer)
  * Marais Steyn (Chief Financial Officer)
* In light of the above the board is pleased to announce that the following individuals accepted an invitation to join the board as non-executive directors with effect from 14 April 2003:
  * Ken Dicks
  * Ferdinand Lips (Swiss)
  * John Sibley (Canadian)
* In order to facilitate the changes to the board, Peter Walters and Hulme Scholes have tendered their resignations as directors of the company. Peter Walters will remain a valued employee of the Aflease Group. Aflease will retain the services of Werksmans, and specifically Hulme Scholes with regards to mining legislation. We would like to thank them for their valued contribution.

Chairman resignation

As a result of breaches of acceptable corporate governance practices, Peter Skeat offered his resignation to the board of Afrikander Lease. These breaches did not lead to enrichment on the part of Peter Skeat and also were not material in their quantum. With Mr Skeat"s assistance, these issues have been addressed and incorrect accounting treatment has been rectified in the December 2002 quarter results.

Outlook
* Organic growth
  * The group expects to continue to grow organically and is confident that there is significant value to be realised in developing the existing high quality asset base.
  * The board of directors is confident that the new management will be key in unlocking the value of the assets that it currently has.
* Exploration

Aflease intends on increasing the rate of exploration in the Bonanza property. Initial focus has been on proving up reserves required for mining in the next five years. An appropriate drilling strategy is being prepared to explore the full extent of the Bonanza Basin.
  * The successful exploration program at Modder East*, has increased its reserves by 250% since acquisition from 200"000 to beyond 700"000oz;
  *Continued drilling is aimed at increasing the resource base

.

In line with the resources and reserves (R & R) required of the anticipated ADR Listing, new R & R statements will be declared with the completion of the Competent Person"s report in June 2003
* Production and CIL plant
  * The new CIL metallurgical plant is expected to be in full production by the quarter ended September 2003 with gold recoveries increasing from 54% to 95%.
  * The Bonanza decline is nearing completion which will lead to the start of production from Bonanza West mine. Production will coincide with the commissioning of the new CIL metallurgical plant.
* ADR listing
  * As a result of the delay in the financial statements and the geological requirements of industry guide 7 in the United States, the company expects a delay in the filing of its ADR Level II listing. The company expects that the submissions will be filed with the SEC by September 2003 quarter
* NKMC consists of Modder East; UC Prospecting; Turnbridge and Kleinfontein.

The Afrikander Lease Limited

Consolidated Financial Results For The Year Ended 31st December 2002

	Reviewed Year To 31 Dec 2002	Audited Year To 31 Dec 2001	Unaudited Quarter To 31 Dec 2002	Unaudited Quarter To 30 Sep 2002	Unaudited Quarter To 31 Dec 2001
Highlights:-					
Gold Produced And Sold:-					

Release Date: 14/04/2003 10:00:02

The Afrikander Lease Limited - AFLEASE CONSOLIDATED FINANCIAL RESULTS

2003/04/14 10:00:02

AFL
The Afrikander Lease Limited - AFLEASE CONSOLIDATED FINANCIAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2002 AND CHANGES TO THE BOARD
The Afrikander Lease Limited
(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration Number 1921/006955/06) Share Code: AFL
ISIN Code: ZAE000000253 ("Aflease" or "the company" or "AFL")
AFLEASE CONSOLIDATED FINANCIAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2002 AND CHANGES TO THE BOARD
Financial and Operational Overview
* Unhedged profile realises the full benefit of a 38% increase in the gold price during the 2002 financial year.
* Cash operating profit of R28.02 million (2001: R 29.23 million)
* Headline earnings per share of 10.53cps (2001: 13.05cps)
* Cash cost averaging US$ 233/oz (2001: US$184/oz)
* Earnings decrease marginally from R16.1million to R15.6million in 2002. The increased gold price largely off-set the impact of increased cash costs.
* The 54% increase in the cash cost per kg of production is attributed to unacceptably high failure rate of equipment during 2002, which resulted in increased mining costs and reduced gold production. Management is confident that this issue has been addressed through the increase in the capacity of equipment and increased recoveries expected from the new metallurgical plant.
* Additional open cast mining equipment of R45 million and metallurgical plant and equipment of R50 million mainly resulted in the increase in mining assets of approximately R110 million.
* The current mine plan has resulted in a reclassification of the deferred leach pad cost from current assets to long term assets. This resulted in an increase in the long term leach pads asset of approximately R40 million. The carrying value of the leach pads was confirmed by an independent survey.
New Acquisitions
* The New Kleinfontein acquisition, approved by Aflease shareholders on the 20th of February 2003, was completed with 100% of minority shareholders accepting the Aflease offer.
Management changes
The Board is pleased to announce that Bruce Jones will be joining AFL as Chief Operating Officer, on 14 April 2003. Bruce, a mining engineer, has significant experience of both underground and surface operations having held senior and executive positions in South Africa and Internationally. Neal Froneman and Bruce Jones were jointly responsible for the turnaround of Elandskraal in 2001.
Board Changes
* In an attempt to further enhance corporate governance, the board has resolved to reconstitute itself adhearing to following principles.:
    * A split in the roles of Chief Executive Officer and Chairman.
    * The Chairman will be a non-executive position.
    * The board will be constituted by a majority of non-executive directors.
    * Board committees will be appointed to ensure adherence to acceptable corporate governance practices.
* Jean Nortier will remain on the board and assume the role of non-executive

Chairman
* The executive board members will consist of the following members:
  * Neal Froneman (Chief Executive Officer)
  * Bruce Jones (Chief Operating Officer)
  * Marais Steyn (Chief Financial Officer)
* In light of the above the board is pleased to announce that the following individuals accepted an invitation to join the board as non-executive directors with effect from 14 April 2003:
  * Ken Dicks
  * Ferdinand Lips (Swiss)
  * John Sibley (Canadian)
* In order to facilitate the changes to the board, Peter Walters and Hulme Scholes have tendered their resignations as directors of the company. Peter Walters will remain a valued employee of the Aflease Group. Aflease will retain the services of Werksmans, and specifically Hulme Scholes with regards to mining legislation. We would like to thank them for their valued contribution.

Chairman resignation

As a result of breaches of acceptable corporate governance practices, Peter Skeat offered his resignation to the board of Afrikander Lease. These breaches did not lead to enrichment on the part of Peter Skeat and also were not material in their quantum. With Mr Skeat"s assistance, these issues have been addressed and incorrect accounting treatment has been rectified in the December 2002 quarter results.

Outlook
* Organic growth
  * The group expects to continue to grow organically and is confident that there is significant value to be realised in developing the existing high quality asset base.
  * The board of directors is confident that the new management will be key in unlocking the value of the assets that it currently has.
* Exploration

Aflease intends on increasing the rate of exploration in the Bonanza property. Initial focus has been on proving up reserves required for mining in the next five years. An appropriate drilling strategy is being prepared to explore the full extent of the Bonanza Basin.
  * The successful exploration program at Modder East*, has increased its reserves by 250% since acquisition from 200"000 to beyond 700"000oz;
  *Continued drilling is aimed at increasing the resource base

.

In line with the resources and reserves (R & R) required of the anticipated ADR Listing, new R & R statements will be declared with the completion of the Competent Person"s report in June 2003
* Production and CIL plant
  * The new CIL metallurgical plant is expected to be in full production by the quarter ended September 2003 with gold recoveries increasing from 54% to 95%.
  * The Bonanza decline is nearing completion which will lead to the start of production from Bonanza West mine. Production will coincide with the commissioning of the new CIL metallurgical plant.
* ADR listing
  * As a result of the delay in the financial statements and the geological requirements of industry guide 7 in the United States, the company expects a delay in the filing of its ADR Level II listing. The company expects that the submissions will be filed with the SEC by September 2003 quarter
* NKMC consists of Modder East; UC Prospecting; Turnbridge and Kleinfontein.

The Afrikander Lease Limited

Consolidated Financial Results For The Year Ended 31st December 2002

	Reviewed Year To 31 Dec 2002	Audited Year To 31 Dec 2001	Unaudited Quarter To 31 Dec 2002	Unaudited Quarter To 30 Sep 2002	Unaudited Quarter To 31 Dec 2001
Highlights:-					
Gold Produced And Sold:-					

-kilograms	1,075	1,206	226	355	253
-ounces	34,562	38,774	7,266	11,414	8,134
Cash Operating Cost Stacked (Rands per ton)	48.21	41.63	51.31	57.00	54.72
Cash Operating Cost:-					
-Rand / kg	77,533	50,709	94,646	72,639	68,166
-$ / oz	233	184	311	219	205
Cash Operating Profit(R"000)	28,019	29,320	868	11,352	6,584
Net Earnings (R"000)	15,591	16,057	(749)	7,044	3,784
Headline And Basic Earnings Per Share (cents)	10.53	13.05	(0.45)	4.79	2.84
Operating Results:-					
Tonnage Stacked (tons)	1,728,943	1,468,857	416,903	452,376	315,173
Gold Produced And Sold (kg)	1,075	1,206	226	355	253
Average Grade Stacked (gms/ton)	1.08	1.26	0.99	0.92	1.15
Gold Price Received:-					
-Rand / kg	103,597	75,021	98,487	104,617	94,190
-Rand / oz	3,222	2,333	3,063	3,254	2,930
-$ / oz	312	270	324	315	277

	Reviewed Year To 31 Dec 2002	Audited Year To 31 Dec 2001	Unaudited Quarter To 31 Dec 2002	Unaudited Quarter To 30 Sep 2002	Unaudited Quarter To 31 Dec 2001
Income Statement:-					
	R"000	R"000	R"000	R"000	R"000
Revenue	111,367	90,475	22,258	37,139	23,830
Cash Operating Costs	102,892	72,921	25,413	28,842	20,384
Cash Movement In Lock-up	(19,544)	(11,766)	(4,023)	(3,055)	(3,138)
Cash Operating Profit	28,019	29,320	868	11,352	6,584
Amortisation And Depreciation	8,868	7,551	1,497	2,565	2,014
Non-cash Movement In Lock-up	(1,777)	(837)	(189)	(5)	(228)
Net Finance Costs	1,638	3,193	(897)	818	217
Corporate Costs / Other	1,603	783	583	367	328
Exploration Expenditure	2,096	2,573	623	563	469
Profit / (Loss) Before Taxation	15,591	16,057	(749)	7,044	3,784
Taxation	-	-	-	-	-
Net Profit / (Loss) For The Period	15,591	16,057	(749)	7,044	3,784
Ratios:-					
Earnings Per Share (Cents):-					
-Cash Operating Earnings	18.92	23.83	0.52	7.71	4.94
-Headline And Basic	10.53	13.05	-0.45	4.79	2.84
-Fully Diluted	10.31	12.68	-0.44	4.69	2.79
Weighted Average					

Number Of Ordinary Shares In Issue	148,098,027	123,029,857	167,320,971	147,150,863	133,194,805
Number Of Shares In Issue At End Of Period	173,329,123	137,762,456	173,329,123	150,829,123	137,762,456

The fully diluted earnings per share is based upon the dilutive effect of employee share options.

The Afrikander Lease Limited

Consolidated Financial Results For The Year Ended 31st December 2002

	Reviewed Year Ended 31 Dec 2002	Audited Year Ended 31 Dec 2001
Abridged Balance Sheet:-	R"000	R"000
Assets		
Non-current Assets:-		
-Mining Assets	225,986	115,548
-Other Assets	6,843	1,923
-Leach Pads	39,221	-
-Investments	10,130	8,379
	282,180	125,850
Current Assets:-		
-Inventories	13,342	8,478
-Leach Pads	9,805	24,898
-Receivables And Prepayments	22,265	10,484
-Amounts Owing By Related Third Parties	768	114
-Bank And Cash Balances	76,209	17,940
	122,389	61,914
Total Assets	404,569	187,764
Equity And Liabilities		
Capital And Reserves:-		
-Ordinary Share Capital	3,467	2,755
-Share Premium	315,604	118,763
-Accumulated Earnings	24,561	8,970
	343,632	130,488
Non-current Liabilities:-		
-Interest Bearing Borrowings	26,747	23,877
-Rehabilitation And Closure Cost Obligations	4,500	4,500
-Amounts Owing To Related Third Parties	-	4,056
	31,247	32,433
Current Liabilities:-		
-Trade And Other Payables	13,597	13,024
-Provisions	3,008	604
-Current Portion Of Interest Bearing Borrowings	6,003	5,217
-Bank Overdraft Balances	7,082	5,998
	29,690	24,843
Total Equity And Liabilities	404,569	187,764

	Reviewed Year To 31 Dec 2002	Audited Year To 31 Dec 2001	Unaudited Qtr To 31 Dec 2002	Unaudited Qtr To 31 Dec 2001
Abridged Cash Flow Statement:-	R"000	R"000	R"000	R"000
Cash Flow Generated From / (Utilised By) :-				
Operating Activities	25,884	4,266	(61,571)	(956)
Investing Activities	(157,540)	(15,992)	(54,204)	(6,263)
Financing Activities	188,841	26,614	137,144	19,092
Net Increase In Cash And Cash Equivalents	57,185	14,888	21,369	11,873
Cash & Cash Equivalents				

At Beginning Of Period	11,942	(2,946)	47,758	69
Cash & Cash Equivalents				
At End Of Period	69,127	11,942	69,127	11,942

Statement Of Changes In Equity:-

	Share Capital	Share Premium	Accum (Loss)/ Profit	Total Equity
Balance At 31st December 2000	2,369	89,854	(7,087)	85,136
Issued During The Period	386	-	-	386
Share Premium	-	28,909	-	28,909
Net Profit After Taxation	-	-	16,057	16,057
Balance At 31st December 2001	2,755	118,763	8,970	130,488
Issued During The Period	712	-	-	712
Share Premium	-	196,841	-	196,841
Net Profit After Taxation	-	-	15,591	15,591
Balance At 31st December 2002	3,467	315,604	24,561	343,632

	Reviewed Year Ended 31 Dec 2002 R"000	Audited Year Ended 31 Dec 2001 R"000	Unaudited Qtr Ended 31 Dec 2002 R"000	Unaudited Qtr Ended 30 Sep 2002 R"000	Unaudited Qtr Ended 31 Dec 2001 R"000
Supplementary Information:-					
Capital Commitments	50,000	4,250	50,000	79,143	4,250
Capital Expenditure	119,306	26,633	35,982	75,703	18,148
Long Term Borrowings:-					
Finance Leases:-					
Excavator 984c	4,045	5,361	4,045	4,239	5,361
Excavator 984c	3,425	4,778	3,425	3,746	4,778
Excavator 994c	1,544	2,686	1,544	1,872	2,686
Elution Plant	-	376	-	-	376
Excavator 974b X 2	6,160	7,089	6,160	6,687	7,089
Excavator R984c	8,652	-	8,652	-	-
	23,826	20,290	23,826	16,544	20,290
Less:- Short-term Portion	(6,003)	(5,217)	(6,003)	(5,290)	(5,217)
	17,823	15,073	17,823	11,254	15,073
The Above Finance Leases Are Repayable Over Periods Varying From One To Five Years.					
Loan-heap Leach Plant:	8,924	8,804	8,924	8,924	8,804
The Above Loan Is Repayable In 2005 And Bears					
Total Long-term Borrowings	26,747	23,877	26,747	20,178	23,877

Security:-
The loan for the heap-leach plant is secured by R8m of the Afrikander Lease Limited"s equipment,cession of mineral rights for an amount of R11m and by a pledge and cession of all short-term insurance policies covering the heap leach plant.

Notes To The Financial Statements:-

1. Accounting Policies

The preliminary consolidated financial statements are prepared on the historical cost basis.

Accounting policies used in this report comply with South African Statements of Generally Accounting Practice and are consistent with the accounting policies applied in the previous year. Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

2. Audit Review

The year end financial results have been reviewed in terms of Rule 3.23 of the

listing requirements of the JSE Securities Exchange SA by the company"s auditors, PricewaterhouseCoopers. This review opinion is available on request from the company secretary.
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Release Date: 26/03/2003 14:43:01

The Afrikander Lease Limited - Announcement

2003/03/26 14:43:01

AFL
The Afrikander Lease Limited - Announcement
The Afrikander Lease Limited
(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration number 1921/006955/06)
Share Code: AFL
ISIN Code: ZAE000000253
("Aflease" or "the company" of "AFL")
Shareholders are advised that the Aflease annual results for the period ending 31 December 2002 will be published on 14th April 2003.
www.aflease.com.
25 March 2003
Sponsor
Gensec Bank

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RECEIVED
2004 DEC -6 P 2:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Release Date: 20/03/2003 14:08:34

The Afrikander Lease Limited - Resignation of Executive Chairman

2003/03/20 14:08:34

AFL
The Afrikander Lease Limited - Resignation of Executive Chairman
The Afrikander Lease Limited
(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration number 1921/006955/06)
Share Code: AFL
ISIN Code: ZAE000000253
("Aflease" or "the company" of "AFL")
Resignation
The Board of Afrikander Lease (Aflease) today announced that executive Chairman, Peter Skeat, has resigned from the board with immediate effect. The board has appointed Jean Nortier, non-executive director, as acting non-executive Chairman. The board will be considering additional appointments in due course.
www.aflease.com.
20 March 2003
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Release Date: 12/03/2003 12:16:22

The Afrikander Lease Limited - Management changes

2003/03/12 12:16:22

AFL
The Afrikander Lease Limited - Management changes
The Afrikander Lease Limited
(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration number 1921/006955/06) Share Code: AFL
ISIN Code: ZAE000000253 ("Aflease" or "the company" of "AFL")
Management changes
AFL is pleased to announce that in line with its growth strategy and good corporate governance requirements of the King Code 2, the roles of Chairman and Chief Executive Officer will be split. As a result Peter Skeat will become the Chairman of the company from April 2003 while Neal Froneman has been appointed the Chief Executive Officer of the AFL group of companies from the same date. In addition, Marais Steyn has been appointed the Chief Financial Officer from March 2003. Peter Skeat will retain executive responsibility for the open-cast operations of the enlarged mining operations.
www.aflease.com.
12 March 2003
Date: 12/03/2003 12:16 Produced by the JSE SENS Department

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Release Date: 21/02/2003 15:00:10

The Afrikander Lease Limited - Results Of General Meeting And Expansio

---

2003/02/21 15:00:10

AFL
The Afrikander Lease Limited - Results Of General Meeting And Expansion Of The Board
THE AFRIKANDER LEASE LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1921/006955/06)
Share Code: AFL (JSE); AFKDY (NASDAQ); ISIN Code: ZAE000000253
("AFL" or "the company")
RESULTS OF GENERAL MEETING AND EXPANSION OF THE BOARD
Shareholders are advised that at the general meeting held on Thursday, 20 February 2003, all the resolutions, which were detailed in the circular to shareholders dated Monday, 3 February 2003, were unanimously passed.
Accordingly, the acquisition by AFL of 92,14% of the New Kleinfontein Mining Company Limited ("NKMC") has been approved. AFL shareholders will be advised in due course of the results of the mandatory offer to NKMC minority shareholders.
Shareholders are further advised that Messrs Neal John Froneman and Marais Steyn have accepted an invitation as non-executive directors to the board of AFL.
Johannesburg
21 February 2003
Investment Bank and Sponsor
Gensec Bank Limited
(Registration number 1996/004744/06)
Date: 21/02/2003 02:59:58 PM Produced by the JSE SENS Department

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RECEIVED
2004 DEC -6 P 2:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Release Date: 06/02/2003 17:02:09

The Afrikander Lease Limited - Announcement

2003/02/06 17:02:09

AFL
The Afrikander Lease Limited - Announcement
The Afrikander Lease Limited
(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration number 1921/006955/06) Share Code: AFL
ISIN Code: ZAE000000253 ("Aflease" or "the company" of "AFL")
Notice of Shareholders Meeting
Shareholders are advised that a circular to shareholders containing details of the proposed New Kleinfontein acquisition (as referred to in the press announcement on 6 November 2002) and incorporating a Notice of General Meeting to be held on 20 February 2003, was posted to shareholders on Monday 3 February 2003.
A copy of the circular is available on the company website, which is located at www.aflease.com.
6 February 2003
Date: 06/02/2003 05:02:00 PM Produced by the JSE SENS Department

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Release Date: 14/11/2002 10:51:20

The Afrikander Lease Limited - Directors Dealings

2002/11/14 10:51:20

AFL
The Afrikander Lease Limited - Directors Dealings
The Afrikander Lease Limited
(Registration number 1921/006955/06)

Share code: AFL ISIN:ZAE000000253
DIRECTORS DEALINGS
Further to section 3.72 of the JSE Securities Exchange SA Listing Requirements, the following information is disclosed:

Director	:	P Walters
Date of transaction	:	12 November 2002
Number of shares	:	66,667
Average price	:	550 cents per share
Nature of transaction	:	Sale
Class of Securities	:	Ordinary shares
Nature and extent of director`s interest in the transaction	:	Direct full beneficiary (from share incentive scheme)

Date: 14/11/2002 10:51:00 AM Produced by the JSE SENS Department

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Release Date: 06/11/2002 07:17:40

Aflease - Acquisition By "Afl" Of 92,14% Of The Issued Share Capital O

2002/11/06 07:17:40

AFL
Aflease - Acquisition By "Afl" Of 92,14% Of The Issued Share Capital Of "Nkmc" And Withdrawal Of Cautionary
THE AFRIKANDER LEASE LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1921/006955/06)
Share code: AFL (JSE) AFKDY (NASDAQ)
ISIN Code: ZAE000000253

("AFL" or "the company")
ACQUISITION BY AFRIKANDER LEASE LIMITED ("AFL") OF 92,14% OF THE ISSUED SHARE CAPITAL OF NEW KLEINFONTEIN MINING COMPANY LIMITED ("NKMC") AND WITHDRAWAL OF CAUTIONARY

1. INTRODUCTION
Further to the latest cautionary announcement published on 1 October 2002, Gensec Bank Limited is authorised to announce that AFL has entered into an agreement ("the acquisition agreement") with the Neal Froneman Consortium

("NFC"), to purchase all of NFC's claims against and shares in NKMC. NFC is a consortium led by underground mining specialist, Neal Froneman.
2. INFORMATION ON NKMC
NKMC is the beneficial owner of the four East Rand mining properties better

known as Modder East, UC Prospecting, Turnbridge and New Kleinfontein respectively.
Cumulatively the properties represent an estimated blue sky potential of 7,000,000 ounces of gold, an estimated SAMREC resource of 2,900,000 ounces of

gold and an estimated SAMREC reserve of 280,000 ounces of gold. The shallow ore body is generally 300 m deep and consists largely of the black reef at approximately 8 g/t which contains underground and opencast potential, the substantial Kimberley reefs at 3.5 g/t and the well known main reefs at 4 g/t.

Whilst Modder East can be considered an exploration project, ongoing mining activities at UC Prospecting and New Kleinfontein qualify these areas as mining prospects. Turnbridge prospect has well understood geology and mining operations need to be re-established.

3. RATIONALE FOR THE ACQUISITION
The directors of AFL continue to strive to add value for shareholders by increasing AFL resources, reserves, monthly gold output and earnings per share at a time when the bullish gold price has placed a premium on low risk ore

bodies and in particular open cast ore bodies.
It is therefore overwhelmingly apparent that the acquisition of a shallow, low risk (300 m depth), high grade (8 g/t) underground ore body with open cast potential and an estimated blue sky potential of 7 million oz acquired for

approximately US$1.40 per blue sky ounce and US$3.30 per resource oz represents a most exciting gold related acquisition at this time.
The evaluation of these four properties was undertaken by an independent respected competent person and verified by a second independent competent person, whose reports estimated the Net Present Value ("NPV") of the properties to be R251 million discounted at 20% or R360 million discounted at 0%. The purchase agreement between Aflease and the NFC allows for the purchase of 92,14% of NKMC for a consideration of R93.4 million which represents a discount of 61% or 72% on R251 million and R360 million respectively.
Further beneficial advantages relating to the acquisition of these properties are summarised below :

3.1 The ore body is generally shallow, is partially developed, has minimal underground mining risks normally related to Wits ore bodies.
3.2 As a further consequence of the shallow depth and the higher grade, a higher margin can be anticipated with the consequential low cash cost. (Operating cash profit margins in excess of 100% is expected.)
3.3 The open cast potential together with AFL's proven track record of being South Africa's lowest cost open cast miner result in an exciting possible upside relating to the open casting of the East Rand area generally.
3.4 Subsequent to the conclusion of negotiations relating to the acquisition of the properties the ongoing drilling program focused primarily on the high grade shallow black reef and has yielded additional intersections and so further increased the previously estimated resources and reserves and NPV of the properties. The drilling program is anticipated to continue yielding positive intersections.
3.5 On the completion of the estimated twelve months exploration program and the commencement of mining on the Modder East and possibly UC Prospecting properties, a monthly production of approximately 350kg of gold per month is anticipated which could double AFL's existing monthly production.
3.6 The acquisition is expected to be earnings enhancing.
3.7 AFL has been approached by certain parties interested in purchasing certain of the mining areas that AFL does not anticipate focusing on. The sale of some of these mining areas would lead to the partial recoupment of the purchase price.

4. TERMS OF THE PROPOSED ACQUISITION

4.1 The consideration

The total consideration for the shares and claims against NKMC (92,14%) amounts to R93,472,984 and will be settled in cash and shares, in two tranches, discharged as follows:

- Tranche 1

Aflease will acquire 65,621,823 NKMC shares equating to 34,9% of the issued shares in NKMC at R0,53954113 per NKMC share, for a total purchase consideration of R35,405,672, with effect from 31 October 2002. The consideration in terms of Tranche 1 comprises R11,801,891 in cash and 5,222,076 new ordinary Aflease shares.

- Tranche 2

Aflease will acquire 107,623,513 NKMC shares equating to 57,24% of the issued shares in NKMC at R0,53954113 per NKMC share, for a total purchase consideration of R58,067,312, with effect from the first business day after which the suspensive condition set out on paragraph 6 has been met. The consideration in terms of Tranche 2 comprises R19,355,771 in cash and 8,564,500 new ordinary

Aflease shares.

4.2. Financial effects
The following table sets out the pro forma financial effects of the transaction based on the assumption that the transaction had been effective for the quarter ended 30 September 2002:

	Before the transaction	After the transaction	(Cents)	(%)
Headline earnings per share (cents)	4.8	2.5	(2.3)	(47.9%)
Net Asset Value (cents)	135.3	128.1	(7.2)	(5.3%)

Notes:
The financial effects of the transaction are based on:

- The acquisition being effective on 1 July 2002;
- A loss for the quarter, after tax, by NKMC of R2.9 million, after taking into account restructuring charges of R2.6 million.
- A purchase consideration of R93,472,984; and
- The issue of 13,786,576 AFL shares at R4.52 per share and the payment of R31,157,662 in cash, in settlement of the purchase consideration.

The quarterly results of the acquired companies include restructuring and turnaround costs adversely affecting this calculation. The acquired company is anticipated to deliver marginal profits in the short term with a negligible effect on the earnings per share.

5. MANDATORY OFFER
In terms of the Securities Regulation Panel Code and Rules, should AFL shareholders approve the transaction, AFL would be required to make a mandatory offer to the minority shareholders of NKMC. Consequently, should the transaction be approved by AFL shareholders, an offer will be made to NKMC minority shareholders.

6. RESOLUTIVE AND CONDITIONS PRECEDENT
The proposed transaction is conditional upon the ratification, in the case of Tranche 1, and approval, in the case of Tranche 2, of the transaction by AFL shareholders through ordinary resolution at general meeting.

7. CIRCULAR TO SHAREHOLDERS
A circular giving full details of the acquisition and notice of the general meeting, which is subject to approval by the JSE Securities Exchange South Africa and the SRP, will be sent to shareholders as soon as practicably possible but within 28 days of this announcement.

8. WITHDRAWAL OF CAUTIONARY
Shareholders are advised that it is no longer necessary for them to exercise caution in dealing in their shares in the company.

Investment Bank and Sponsor	Legal Adviser
Gensec Bank Limited	Werksmans

Date: 06/11/2002 07:17:43 AM Produced by the JSE SENS Department

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Release Date: 06/11/2002 06:59:59

The following Announcement was retracted from the system: 13716

2002/11/06 06:59:59

AFL
The following Announcement was retracted from the system: 13716
The story was reprocessed with the following comment.
Time difference prevented the story from deciminating before the close of day -

Albert France-Brotherton
on: 05/11/2002 06:17:13 PM by Albert France-Brotherton
Should you have any further queries please contact the JSE SENS Department.
Regards.

Date: 06/11/2002 07:00:01 AM Produced by the JSE SENS Department

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Release Date: 05/11/2002 17:58:06

Aflease - Unaudited Consolidated Financial Results for the Quarter End

2002/11/05 17:58:06

AFL
Aflease - Unaudited Consolidated Financial Results for the Quarter Ended 30th September 2002
The Afrikander Lease Limited

(Incorporated in the Republic of South Africa)
(Registration number 1921/006955/06)
Share Code: AFL (JSE) AFKDY (NASDAQ)
ISIN Code: ZAE000000253

("Aflease" or "AFL" or "the company")
Unaudited Consolidated Financial Results for the Quarter Ended 30th September 2002
GENERAL HIGHLIGHTS

1 The board of Aflease is pleased to announce the successful placing of 20,5 million AFL shares at R6,50 and the receipt of R133 000 000,00 from Jipangu (Tokyo) as part of the AFL 2002 CIL upgrade plan.
2 The board of Aflease is pleased to announce the completion of the conceptual

design of the new 200 000 tpm CIL plant which construction contract was signed in September 2002 for completion and commissioning in April 2003.
3 The board of Aflease is pleased to announce that the company has discharged its responsibility in terms of the Minerals & Energy bill to make available to

an approved empowerment company 26% of the company's shareholding so fulfilling all Aflease's responsibilities in terms of the bill.
4 The board of Aflease is pleased to announce the successful negotiation and consequential acquisition of 92% of the ownership of the East Rand Mines (I)

Modder East, (II) UC Prospecting, (III) Turnbridge and (IV) New Kleinfontein Mines, collectively known as New Kleinfontein Mining Company Limited (NKMC) on the 31st October 2002. Further details are presented below.
OPERATIONAL AND FINANCIAL HIGHLIGHTS

1 The profit before tax increased by 46% from R4,8 million (Q2, 2002) to R7,0 million (Q3, 2002).
2 The gold produced and sold for the quarter increased by 39% from 255 kilograms (Q2 2002) to 355 kilograms (Q3 2002).

3 The value of the gold lock- up on Pads 1 & 2 was independently tested and found to be 27% more than the balance sheet carry value of 409 kgs. This recent drilling and laboratory evaluation was completed in accordance with the SAMREC code by the independent consultancy Afritech and the independent laboratories

Lakefield Research. As a consequence to this increase and further to the cautionary comments in Q1 2002, and Q2 2002 quarterly results, the management of AFL do not anticipate a write down of the heap leach inventory.
OPERATIONAL CHALLENGES

1 The average Rand gold price for the quarter decreased by 0.8% from R103,753/kg (Q2, 2002) to R104,617/kg (Q3, 2002).
2 The percolation rates on Pad 3 experienced in quarter 3 are on average 27% lower than budgeted which reduction in percolation is related to the finer

crushed harder sulphide material. The ongoing concern relating to percolation rates will be resolved with the commissioning of the new 200 000 tpm CIL plant in April 2003.
3 The tons stacked and leached for the quarter decreased marginally by 8,7% from

495,298 tons (Q2, 2002 to 452,376 tons (Q3, 2002).
OUTLOOK
1 The 2002 CIL UPGRADE PLAN has been implemented and is scheduled to be commissioned in the second quarter of 2003.

2 The implementation of the 2002 plan includes numerous improved operational parameters which will result in a 300% increase in gold production by Q2, 2003.
3 The underground mining development and exploration of Bonanza has commenced and is proceeding to schedule and on budget.

4 The upgrading of the ADR from level 1 to level 2 on the New York Stock Exchange has commenced and should be completed by Q1 2003.
5 The successful negotiations with Jipangu will make The Afrikander Lease Ltd shares indirectly accessible on the Tokyo Stock Exchange, which will have a

positive influence on the share.
6 Conclusion of the ongoing metallurgical test work undertaken by Metallurgical & Design Management (Pty) Ltd (MDM) in conjunction with Lakefield Research Africa (Pty) Ltd confirm that recoveries of 94% in the CIL plant are

anticipated.

	QUARTER TO 30 SEP 2002	QUARTER TO 30 JUN 2002	QUARTER TO 30 SEP 2001	YEAR TO 31 DEC 2001
HIGHLIGHTS:-				
GOLD PRODUCED AND SOLD:				
-KILOGRAMS	355	255	315	1206
-OUNCES	11,414	8,198	10,127	38,774
CASH OPERATING COST STACKED (RANDS PER TON)	57.00	37.03	46.36	41.63
CASH OPERATING COST:-				
-RAND / KG	72,639	71,933	50,340	50,709
-$ / OZ	219	218	185	184
CASH OPERATING PROFIT (R'000)	11,352	8,114	8,103	29,320
NET EARNINGS (R'000)	7,044	4,821	4,565	16,057
HEADLINE AND BASIC EARNINGS PER SHARE (CENTS)	4.79	3.46	3.77	13.05
OPERATING RESULTS:-				
TONNAGE STACKED (TONS)	452,376	495,298	342,062	1,468,857
GOLD PRODUCED AND SOLD (KG)	355	255	315	1206
AVERAGE GRADE STACKED (GMS/TON)	0.92	1.23	1.20	1.26
GOLD PRICE RECEIVED:-				
-RAND / KG	104,617	103,753	76,063	75,021
-RAND / OZ	3,254	3,227	2,366	2,333
-$ / OZ	315	315	276	270
	QUARTER	QUARTER	QUARTER	YEAR

	TO 30 SEP 2002 R'000	TO 30 JUN 2002 R'000	TO 30 SEP 2001 R'000	TO 31 DEC 2001 R'000
INCOME STATEMENT:-				
REVENUE	37,139	26,457	23,960	90,475
CASH OPERATING COSTS	28,842	26,471	17,300	72,921
CASH MOVEMENT IN LOCK-UP	(3,055)	(8,128)	(1,443)	(11,766)
CASH OPERATING PROFIT	11,352	8,114	8,103	29,320
AMORTISATION	2,565	2,487	1,858	7,551
NON-CASH MOVEMENT IN LOCK-UP	(5)	(961)	(74)	(837)
NET FINANCE COSTS	818	934	986	3,193
CORPORATE COSTS / OTHER	367	363	151	783
EXPLORATION EXPENDITURE	563	470	617	2,573
PROFIT BEFORE TAXATION	7,044	4,821	4,565	16,057
TAXATION	0	0	0	0
NET PROFIT FOR THE YEAR	7,044	4,821	4,565	16,057
RATIOS:-				
EARNINGS PER SHARE (CENTS):-				
-CASH OPERATING EARNINGS	7.71	5.82	6.69	23.83
-HEADLINE AND BASIC	4.79	3.46	3.77	13.05
-FULLY DILUTED	4.69	3.37	3.66	12.68
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES IN ISSUE	147,150,863	139,473,901	121,096,781	123,029,857

THE FULLY DILUTED EARNINGS PER SHARE IS BASED UPON THE DILUTIVE EFFECT OF EMPLOYEE SHARE OPTIONS.

	30 SEP 2002 R'000	30 JUN 2002 R'000	30 SEP 2001 R'000	31 DEC 2001 R'000
ABRIDGED BALANCE SHEET:-				
ASSETS				
NON-CURRENT ASSETS:-				
-MINING ASSETS	191,501	118,363	97,586	115,548
-OTHER ASSETS	20,739	3,351	1,745	1,923
-INVESTMENTS	9,575	9,216	7,687	8,379
	221,815	130,930	107,018	125,850
CURRENT ASSETS:-				
-INVENTORY	37,104	49,225	29,469	33,376
-RECEIVABLES AND PREPAYMENTS	15,098	12,321	6,732	10,484
-AMOUNT OWING BY RELATED THIRD PARTIES	0	0	0	114
-BANK AND CASH BALANCES	49,906	19,738	2,179	17,940
	102,108	81,284	38,380	61,914
TOTAL ASSETS	323,923	212,214	145,398	187,764
EQUITY AND LIABILITIES				
CAPITAL AND RESERVES:-				
-ORDINARY SHARE CAPITAL	3,017	2,829	2,460	2,755

-SHARE PREMIUM	175,744	130,481	95,627	118,763
-ACCUMULATED				
EARNINGS	25,310	18,266	5,186	8,970
	204,071	151,576	103,273	130,488
NON-CURRENT LIABILITIES:-				
-INTEREST				
BEARING BORROWINGS	20,178	21,554	20,289	23,877
-REHABILITATION AND CLOSURE COST OBLIGATIONS	4,500	4,500	4,500	4,500
-AMOUNT OWING TO RELATED THIRD PARTIES	2,022	3,094	1,579	4,056
	26,700	29,148	26,368	32,433
CURRENT LIABILITIES:-				
-TRADE AND OTHER PAYABLES	18,156	19,713	9,700	13,024
-PROVISIONS	1,279	1,096	1,016	604
-CREDITOR IN LIEU OF SHARES	66,279	0	0	0
-CURRENT PORTION OF INTEREST BEARING BORROWINGS	5,290	4,942	2,931	5,217
-BANK OVERDRAFT BALANCES	2,148	5,739	2,110	5,998
	93,152	31,490	15,757	24,843
TOTAL EQUITY AND LIABILITIES	323,923	212,214	145,398	187,764

	QTR TO 30 SEP 2002	QTR TO 30 JUN 2002	QTR TO 30 SEP 2001	YEAR TO 31 DEC 2001
	R'000	R'000	R'000	R'000
ABRIDGED CASH FLOW STATEMENT:-				
CASH FLOW GENERATED FROM / (UTILISED BY):-				
OPERATING ACTIVITIES	83,858	(91)	(1,186)	4,266
INVESTING ACTIVITIES	(93,450)	(4,814)	(1,480)	(15,992)
FINANCING ACTIVITIES	43,351	10,636	3,464	26,614
NET INCREASE IN CASH AND CASH EQUIVALENTS	33,759	5,731	798	14,888
CASH & CASH EQUIVALENTS AT BEGINNING OF PERIOD	13,999	8,268	(729)	(2,946)
CASH & CASH EQUIVALENTS AT END OF PERIOD	47,758	13,999	69	11,942

STATEMENT OF CHANGES IN EQUITY:-	SHARE CAPITAL	SHARE PREMIUM	ACCUM PROFIT	TOTAL EQUITY
BALANCE AT 30TH JUNE 2001	2,390	90,797	621	93,808
ISSUED DURING THE PERIOD	70	0	0	70
SHARE PREMIUM	0	4,830	0	4,830
NET PROFIT FOR THE PERIOD	0	0	4,565	4,565
BALANCE AT 30TH SEPTEMBER 2001	2,460	95,627	5,186	103,273

ISSUED DURING THE PERIOD	295	0	0	295
SHARE PREMIUM	0	23,136	0	23,136
NET PROFIT FOR THE PERIOD	0	0	3,784	3,784
BALANCE AT 31ST DECEMBER 2001	2,755	118,763	8,970	130,488
ISSUED DURING THE PERIOD	0	0	0	0
SHARE PREMIUM	0	0	0	0
NET PROFIT FOR THE PERIOD	0	0	4,475	4,475
BALANCE AT 31ST MARCH 2002	2,755	118,763	13,445	134,963
ISSUED DURING THE PERIOD	74	0	0	74
SHARE PREMIUM	0	11,718	0	11,718
NET PROFIT FOR THE PERIOD	0	0	4,821	4,821
BALANCE AT 30TH JUNE 2002	2,829	130,481	18,266	151,576
ISSUED DURING THE PERIOD	188	0	0	188
SHARE PREMIUM	0	45,263	0	45,263
NET PROFIT FOR THE PERIOD	0	0	7,044	7,044
BALANCE AT 30TH SEPTEMBER 2002	3,017	175,744	25,310	204,071

	QTR ENDED 30 SEP 2002 R'000	QTR ENDED 30 JUN 2002 R'000	QTR ENDED 30 SEP 2001 R'000	YEAR ENDED 31 DEC 2001 R'000
SUPPLEMENTARY INFORMATION:-				
CAPITAL COMMITMENTS	79,143	600	0	4,250
CAPITAL EXPENDITURE	75,703	3,794	1,122	26,633
LONG TERM BORROWINGS:-				
FINANCE LEASES:-				
EXCAVATOR 984C	4,239	4,417	5,630	5,361
EXCAVATOR 984C	3,746	4,059	4,939	4,778
EXCAVATOR 984C	1,872	2,192	2,988	2,686
ELUTION PLANT	0	0	739	376
EXCAVATOR 974B x 2	6,687	6,904	0	7,089
	16,544	17,572	14,296	20,290
LESS:- SHORT-TERM PORTION	-5,290	-4,942	-2,931	-5,217
	11,254	12,630	11,365	15,073
THE ABOVE FINANCE LEASES ARE REPAYABLE OVER PERIODS VARYING FROM ONE TO FIVE YEARS.				
LOAN-HEAP LEACH PLANT:-	8,924	8,924	8,924	8,804
THE ABOVE LOAN IS REPAYABLE IN 2005 AND BEARS INTEREST AT A RATE OF 15.25% UNTIL 31/03/2002, THEREAFTER THE INTEREST WILL BE MARKET RELATED.				
TOTAL LONG-TERM BORROWINGS	20,178	21,554	20,289	23,877

SECURITY:-
THE LOAN FOR THE HEAP-LEACH PLANT IS SECURED BY R8M OF THE

AFRIKANDER LEASE LIMITED'S EQUIPMENT, CESSION OF MINERAL RIGHTS FOR AN AMOUNT OF R11M AND BY A PLEDGE AND CESSION OF ALL SHORT-TERM INSURANCE POLICIES COVERING THE HEAP LEACH PLANT.

Notes to the financial statements:-
The same accounting policies have been applied to the current year as were used in the prior year's annual financial statements. These financial results have been compiled in accordance with South African Statements of generally accepted accounting practise. No dividend has been proposed or declared for the period under review.

COMMENTS ON THE FINANCIAL STATEMENTS

1) The item `creditor in lieu of shares' represents cash received from Jipangu Inc in terms of the placement of shares. The shares were issued after the end of the quarter.

2) The full placement of shares with Jipangu Inc will be visible in the financial statements of the fourth quarter as the outstanding portion of the investment was received and all the shares issued during the fourth quarter.

3) The related party transaction involving the purchase of R45 million of equipment purchased from Benoryn Investment Holdings (Pty) Ltd and ratified at the annual general meeting was implemented during the third quarter financial statements.

4) As a result of the anticipated change in the method of mining with the commissioning of the CIL Plant, the management has moved the long-term portion of the heap leach inventory to other non-current assets on the balance sheet.

On behalf of the Board
P.E.Skeat J. Nortier
Houghton
5 November 2002

Date: 05/11/2002 05:56:00 PM Produced by the JSE SENS Department

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Release Date: 16/10/2002 11:46:10

The Afrikander Lease Limited - Announcement

2002/10/16 11:46:10

AFL
The Afrikander Lease Limited - Announcement
The Afrikander Lease Limited
(Incorporated in the Republic of South Africa)

AFL (JSE) AFKDY (NASDAQ)
(Registration Number 1921/006955/06) Share Code: AFL
ISIN Code: ZAE000000253 ("Aflease" or "the company" of "AFL")
"The Directors of The Afrikander Lease Limited are pleased to announce that the

final payment for the subscription of shares by Jipangu Inc was received on 15 October 2002. Jipangu Inc successfully subscribed for 20.5 million shares at R6.50 per share."
16 October 2002

Date: 16/10/2002 11:44:59 AM Produced by the JSE SENS Department

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Release Date: 10/10/2002 16:27:56

The Afrikander Lease Limited - Correction To September Update:

2002/10/10 16:27:56

AFL
The Afrikander Lease Limited - Correction To September Update:
The Afrikander Lease Limited
(Incorporated in the Republic of South Africa)

(Registration number 1921/006955/06)
Share code AFL ISN: ZAE000000253
("Aflease" or "the Company")
CORRECTION TO SEPTEMBER UPDATE:

In the September update released on 9 October 2002, the following statements were incorrectly published:
Market Cap per reserve ounce is US$40/oz, and
Market Cap per resource ounce is US$23.

The statement should have been:
Market Cap per reserve ounce is US$4.0/oz, and
Market Cap per resource ounce is US$2.3/oz.
The company regrets the error.

Date: 10/10/2002 04:27:02 PM Produced by the JSE SENS Department

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Release Date: 09/10/2002 17:05:52

The Afrikander Lease Limited - Sept 2002 Update

2002/10/09 17:05:52

AFL
The Afrikander Lease Limited - Sept 2002 Update
The Afrikander Lease Limited
(Incorporated in the Republic of South Africa)

AFL (JSE) AFKDY (NASDAQ)
(Registration Number 1921/006955/06) Share Code: AFL
ISIN Code: ZAE000000253 ("Aflease" or "the company" of "AFL")
AFL 2002 CIL PLAN IMPLEMENTATION

The directors of Aflease are pleased to announce that the implementation of the AFL 2002 CIL Plan has commenced after signature for the construction of the CIL Plant was concluded at the end of September. The AFL 2002 plan will increase ROM throughput from 165 000 tpm to 200 000 tpm from new underground operations,

increase recovery to 94% and increase gold production to in excess of 300 kg (10 000 oz) per month.
CAPITAL RAISING
In terms of the general authority to issue shares for cash granted by

shareholders to the directors of AFL at the General Meeting held on 16th July 2002, AFL is pleased to announce the successful subscription of 20,5 million AFL shares at R6,50 per share to raise R133 million and the receipt of the first tranche of these funds.

200 000 TPM CIL PLANT CONSTRUCTION
The contract to design, erect and commission the 200 000 tpm CIL Plant for Aflease was signed with Metallurgical Design Management (Pty) Ltd ("MDM") in September 2002, with completion of this plant due in Q2 2003.

PRODUCTION BENEFITS OF THE AFL 2002 CIL PLAN
The anticipated benefits of the AFL 2002 CIL Plan are as follows:
ROM monthly throughput to increase by 21% from 165 000 tpm to 200 000 tpm.
Average ROM grade to increase by 100% plus from 1.25 g/t to more than 2.50 g/t.

Average recovery to increase by 50% from approximately 60% (6 mths) to 94% (96 hrs).
Average revenue per ton to increase by 300% plus from R65,00/ton to more than R200,00/ton.

Average monthly revenue to increase by over 300% from approximately R8 million to R30 million.
Average cash cost to reduce by approximately 25% from approximately $200/oz to less than $175/oz.

Average operating profit to increase by 600% + from approximately R30 million per annum to more than R215 million per annum.
Average earnings per share to increase from approximately 13 cps to approximately 125 cps.

METALLURGICAL TEST WORK

The completion of metallurgical test work-study undertaken by MDM, in conjunction with Lakefield Research Africa (Pty) Ltd, has confirmed the suitability of the Aflease ore for treatment by a CIL Plant. Results confirm a

higher than anticipated percentage of free gold for gravity separation. For further details contact Mr. Hayward at 083 602 5776.

OTHER BENEFITS OF THE AFL 2002 CIL PLAN

The new CIL Plant will include gravity separation for increased efficiency;

The new CIL Plant will achieve a 94% recovery within 96 hours;
The approximate 4 200 000 tons of heap leach ore will be re-treated through the CIL to further recover approximately 1 000 kgs (32 000 oz) of gold;
Cycle times will be reduced from 6 months to 96 hours;

The heap leach operation will be terminated in Q2 2003 concluding the heap leach lock-up and recovery challenges of the past;
The commencement of shallow, low risk, underground mining operations;
The exploration of the Bonanza ore body which will yield additional higher-grade

reserves for the underground mining plan.

ADDITIONAL SOURCES OF ROM ORE

As a consequence of the requirements of the 200 000 tpm CIL Plant additional ROM ore will be mined and is estimated as follows:

Bonanza underground to deliver 17 000 tpm at 6.5 g/t - new underground section.
Outer Basin Adits to deliver 5 000 tpm at 3.8 g/t - new underground section.
Outer Basin West to deliver 35 000 tpm at 2.5 g/t - new underground section.
Old Pads to be reworked at 10 000 tpm to 50 000 tpm at 0.45 g/t.

BONANZA EXPLORATION

An amount of R15 million has been budgeted to spend on an exploration program to upgrade the Bonanza ore body from its present 2 million ounce resource to an anticipated 7 million ounce resource, higher-grade ore body. Bonanza is a

massive, shallow ore body with numerous higher-grade core and reverse circulation drilling intersections, which could more than double the AFL's resource base.

EMPOWERMENT

Aflease is pleased to announce that the company has discharged its responsibility in terms of the Minerals & Energy Empowerment Bill, to make available to previously disadvantaged citizens of South Africa, 26% of the Company's shareholding. This shareholding was sold to a Black Economic

Empowerment Company, Lwami Investments (Pty) Ltd. ("Lwami") in March 2002
Regrettably Lwami has seen fit to commence selling these empowerment shares on receipt of the shares. To date Lwami has sold its entire empowerment shareholding in Aflease, resulting in an approximate R120 million in profit in

the seven-month period, which profit unfortunately has not benefited empowerment and consequently, has effectively dis-empowered Aflease.

The Afrikander Lease Employee Empowerment Trust ("AFLEET")

As a consequence of the above, Aflease has registered an Empowerment Trust,

namely AFLEET, which trust will be utilised to empower the employees of the Aflease mine. With the anticipated assistance of the IDC this trust will be structured to replace Lwami and the empowerment responsibilities which Lwami undertook with the original acquisition of its shares. No preferential terms

will be given to the above trust that prejudices Aflease.

THE AFL SHARE PRICE

The ongoing selling of the AFL empowerment shares by Lwami during the period

March 2002 to September 2002 has unfortunately seen the AFL share price fall

from around R6.50 per share to a recent low of R3.85 per share. It is understood that Lwami has now sold its entire empowerment shareholding. As a consequence it is anticipated that the AFL share price will recover towards its previous March 2002 levels of approximately R6.50.

FURTHER ISSUES
Further aspects of Aflease operation are summarised below:
AFL is not hedged
AFL has minimal debt

New acquisitions likely to be released in the short term
Resources are likely to increase substantially in the short term
Market Cap per reserve ounce is US$40/oz
Market Cap per resource oz is US$23/oz.

CONCLUSION
Given all the positive developments summarised in this release it is clear that Aflease is presently well positioned to offer very exciting prospects, with the likelihood of the share resuming its historical status of being one of the

highest performing gold shares on the JSE Securities Exchange South Africa for the foreseeable future.
9 October 2002
Date: 09/10/2002 05:05:00 PM Produced by the JSE SENS Department

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Release Date: 02/10/2002 07:33:32

THE AFRIKANDER LEASE LIMITED - FURTHER CAUTIONARY ANNOUNCEMENT

2002/10/02 07:33:32

AFL
THE AFRIKANDER LEASE LIMITED - FURTHER CAUTIONARY ANNOUNCEMENT
THE AFRIKANDER LEASE LIMITED
(Incorporated in the Republic of South Africa)

(Registration number 1921/006955/06)
Share code AFL ISN: ZAE000000253
("Aflease" or "the Company")
FURTHER CAUTIONARY ANNOUNCEMENT

Further to the updated cautionary announcement dated 8 August 2002, shareholders are advised that the Company is still involved in negotiations, which, if successfully concluded, may have a material effect on the price at which the Company's shares trade on the JSE Securities Exchange South Africa. Accordingly,

Aflease shareholders are advised to continue to exercise caution in dealing in their shares until a further announcement is made.
Johannesburg
1 October 2002

Sponsor
Gensec Bank Limited
(Registration number
1996/004744/06)

Date: 02/10/2002 07:30:00 AM Produced by the JSE SENS Department

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Release Date: 27/08/2002 17:21:39

Aflease Limited - Quarterly Results

2002/08/27 17:21:39

AFL
Aflease Limited - Quarterly Results
THE AFRIKANDER LEASE LIMITED
(Incorporated in the Republic of South Africa)

(Registration number 1921/006955/06) Share Code: AFL
ISIN Code: ZAE000000253 ("Aflease" or "AFL" or "the company")
AFL UPDATE
2001 OPEN CAST PIT AND PROCESS PLANT UPGRADE

- Q.2 RESULTS

The Afrikander Lease Limited open cast pit and process plant upgrade plan commissioned in March 2002 assumed full operational status in Q2 of 2002. All operational parameters relating to the 165 000 tpm ROM through-put were

achieved and exceeded from the open cast pit, through the process plant and onto pad 3 for each month of the quarter. However, percolation rates through pad 3 proved to be disappointing for the months of April and May but improved by June and July to produce 4 758 oz (148 kg) for the month of July. This upgrade can

now be considered complete. Gold production is anticipated to continue improving until March 2003 when the new CIL plant will be commissioned.

2002 CIL PLANT UPGRADE

The implementation of the new 2002 CIL plant upgrade plan has commenced and is

proceeding to schedule. The major items of capital equipment associated with the upgrade have been secured which will enable the final design parameters of the plant to be frozen and the consequential final designs concluded. The CIL plant is scheduled to be operational in Q2 of 2003, which will have numerous benefits

for AFL as summarised:

* Increased monthly through-put exceeding 200 000 tpm - initial estimates are 230 000 tpm.
* Increased recovery from historically 75% to approximately 95%.

* Reduced cycle times from 6 months to 96 hours.
* Increased plant head grades as a consequence of facilitating the commencement of mining the high grade underground reserves.
* Resolve the historical heap leach lock-up inventory by re-treating the 3,8

million tons on pads 1, 2 & 3 to recoup the gold lock-up on these pads.
* Recover a further estimated 20% or 900 kilograms of gold on pads 1, 2 & 3 (by re-treatment of these pads), being the unrecovered gold in these pads.
* More than 200% increase in gold produced as a consequence of all of the above.

METALLURGICAL TEST WORK

Additional ongoing metallurgical test work undertaken by Metallurgical Design & Management (Pty) Ltd (MDM), in conjunction with Lakefield Research Africa (Pty) Ltd, continue to confirm the suitability of the Aflease ore for treatment by a

CIL plant. Results confirm a higher than anticipated percentage of free gold for gravity separation. All test work indicates that 95% recovery should be achievable.

Unaudited Consolidated Financial Results for the Six Months Ended

30th June 2002.

	UNAUDITED QUARTER TO 30 JUN 2002	UNAUDITED QUARTER TO 31 MAR 2002	UNAUDITED 6 MONTHS TO 30 JUN 2002	UNAUDITED 6 MOTNHS TO 30 JUN 2001	UNAUDITED YEAR TO 31 DEC 2001
Highlights:-					
GOLD PRODUCED AND SOLD:-					
-KILOGRAMS	255	239	494	637	1206
-OUNCES	8,198	7,684	5,882	20,480	38,774
CASH OPERATING COST STACKED (RANDS PER TON)	37.03	48.93	42.08	35.64	41.63
CASH OPERATING COST:-					
-RAND / KG	71,933	74,594	73,221	45,411	50,709
-US$ / OZ	218	205	212	178	184
CASH OPERATING PROFIT (R'000)	8,114	7,685	15,799	14,546	29,320
NET EARNINGS (R'000)	4,821	4,475	9,296	7,708	16,057
HEADLINE AND BASIC EARNINGS PER SHARE (CENTS)	3.46	3.23	6.69	6.49	13.05
OPERATING RESULTS:-					
TONNAGE STACKED (TONS)	495,298	364,366	859,664	811,622	1,468,857
GOLD PRODUCED AND SOLD (KG)	255	239	494	637	1206
AVERAGE GRADE STACKED (GMS/TON)	1.23	1.25	1.24	1.32	1.26
GOLD PRICE RECEIVED:-					
-RAND / KG	103,753	106,749	105,202	68,246	75,021
-RAND / OZ	3,227	3,320	3,272	2,123	2,333
-US$ / OZ	315	293	304	265	270
	R'000	R'000	R'000	R'000	R'000
INCOME STATEMENT:-					
REVENUE					

	26,457	25,513	51,970	43,473	90,475
CASH OPERATING COSTS	26,471	22,166	48,637	36,112	72,921
CASH MOVEMENT IN LOCK-UP	(8,128)	(4,338)	(12,466)	(7,185)	(11,766)
CASH OPERATING PROFIT	8,114	7,685	15,799	14,546	29,320
AMORTISATION AND DEPRECIATION	2,487	2,319	4,806	3,596	7,551
NON-CASH MOVEMENT IN LOCK -UP	(961)	(622)	(1,583)	(535)	(837)
NET FINANCE COSTS	934	783	1,717	1,998	3,193
CORPORATE COSTS / OTHER	363	290	653	304	783
EXPLORATION EXPENDITURE	470	440	910	1,475	2,573
PROFIT BEFORE TAXATION	4,821	4,475	9,296	7,708	16,057
TAXATION	-	-	-	-	-
NET PROFIT FOR THE YEAR	4,821	4,475	9,296	7,708	16,057
RATIOS:-					
EARNINGS PER SHARE (CENTS):-					
-CASH OPERATING EARNINGS	5.82	5.56	11.38	12.24	23.83
-HEADLINE AND BASIC	3.46	3.23	6.69	6.49	13.05
-FULLY DILUTED	3.37	3.16	6.53	6.30	12.68
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES IN ISSUE	139,473,901	138,295,333	138,887,830	118,868,930	123,029,857

The fully diluted earnings per share is based upon the dilutive effect of employee share options.

	UNAUDITED PERIOD ENDED 30 JUN 2002 R'000	UNAUDITED PERIOD ENDED 31 MAR 2002 R'000	UNAUDITED PERIOD ENDED 31 DEC 2001 R'000	UNAUDITED PERIOD ENDED 30 JUN 2001 R'000
ABRIDGED BALANCE SHEET:-				
ASSETS				
NON-CURRENT ASSETS:-				
-MINING ASSETS	118,363	117,245	115,548	98,322
-OTHER ASSETS	3,351	2,501	1,923	0
-INVESTMENTS				

	9,216	8,857	8,379	7,329
	130,930	128,603	125,850	105,651
CURRENT ASSETS:-				
-INVENTORIES	49,225	40,299	33,376	26,977
-RECEIVABLES AND PREPAYMENTS	12,321	5,518	10,484	6,685
-AMOUNTS OWING BY RELATED THIRD PARTIES	-	-	114	-
-BANK AND CASH BALANCES	19,738	18,235	17,940	2,883
	81,284	64,052	61,914	36,545
TOTAL ASSETS	212,214	192,655	187,764	142,196
EQUITY AND LIABILITIES				
CAPITAL AND RESERVES:-				
-ORDINARY SHARE CAPITAL	2,829	2,755	2,755	2,390
-SHARE PREMIUM	130,481	118,763	118,763	90,797
-ACCUMULATED EARNINGS / (LOSSES)	18,266	13,445	8,970	621
	151,576	134,963	130,488	93,808
NON-CURRENT LIABILITIES:-				
-INTEREST BEARING BORROWINGS	21,554	22,662	23,877	21,225
-REHABILITATION AND CLOSURE COST OBLIGATIONS	4,500	4,500	4,500	4,500
-AMOUNTS OWING TO RELATED THIRD PARTIES	3,094	3,269	4,056	1,979
	29,148	30,431	32,433	27,704
CURRENT LIABILITIES:-				
-TRADE AND OTHER PAYABLES	19,713	11,496	13,024	13,279
-PROVISIONS	1,096	983	604	762
-CURRENT PORTION OF INTEREST BEARING BORROWINGS	4,942	4,815	5,217	3,031
-BANK OVERDRAFT BALANCES	5,739	9,967	5,998	3,612
	31,490	27,261	24,843	20,684
TOTAL EQUITY AND LIABILITIES	212,214	192,655	187,764	142,196

	UNAUDITED	UNAUDITED	UNAUDITED	UNAUDITED	UNAUDITED
	QUARTER TO 30 JUN 2002 R'000	QUARTER TO 31 MAR 2002 R'000	6 MONTHS TO 30 JUN 2002 R'000	6 MOTNHS TO 30 JUN 2001 R'000	YEAR TO 31 DEC 2001 R'000
ABRIDGED CASH FLOW STATEMENT:-					
CASH FLOW GENERATED FROM / (UTILISED BY) :-					
-OPERATING ACTIVITIES					

	(91)	3,688	3,597	4,855	4,266
-INVESTING ACTIVITIES	(4,814)	(5,072)	(9,886)	(2,393)	(15,992)
-FINANCING ACTIVITIES	10,636	(2,290)	8,346	(245)	26,614
NET INCREASE IN CASH AND CASH EQUIVALENTS	5,731	(3,674)	2,057	2,217	14,888
CASH & CASH EQUIVALENTS -AT BEGINNING OF PERIOD	8,268	11,942	11,942	(2,946)	(2,946)
CASH & CASH EQUIVALENTS -AT END OF PERIOD	13,999	8,268	13,999	(729)	11,942

STATEMENT OF CHANGES IN EQUITY:-

	SHARE CAPITAL	SHARE PREMIUM	ACCUM (LOSS)/PROFIT	TOTAL EQUITY
BALANCE AT 31ST DECEMBER 2000	2,369	89,853	-7,087	85,135
ISSUED DURING THE PERIOD	21	-	-	21
SHARE PREMIUM	-	944	-	944
NET PROFIT FOR THE PERIOD	-	-	7,708	7,708
BALANCE AT 30TH JUNE 2001	2,390	90,797	621	93,808
ISSUED DURING THE PERIOD	365	-	-	365
SHARE PREMIUM	-	27,966	-	27,966
NET PROFIT FOR THE PERIOD	-	-	8,349	8,349
BALANCE AT 31ST DECEMBER 2001	2,755	118,763	8,970	130,488
ISSUED DURING THE PERIOD	-	-	-	-
SHARE PREMIUM	-	-	-	-
NET PROFIT FOR THE PERIOD	-	-	4475	4,475
BALANCE AT 31ST MARCH 2002	2,755	118,763	13,445	134,963
ISSUED DURING THE				

PERIOD		74	-	-	74
SHARE PREMIUM		-	11,718	-	11,718
NET PROFIT FOR THE PERIOD		-	-	4,821	4,821
BALANCE AT 30TH JUNE 2002		2,829	130,481	18,266	151,576

	UNAUDITED QUARTER TO 30 JUN 2002	UNAUDITED QUARTER TO 31 MAR 2002	UNAUDITED 6 MONTHS TO 30 JUN 2002	UNAUDITED 6 MOTNHS TO 30 JUN 2001	UNAUDITED YEAR TO 31 DEC 2001
	R'000	R'000	R'000	R'000	R'000
SUPPLEMENTARY INFORMATION:-					
CAPITAL COMMITMENTS	600	1,000	600	4,250	-
CAPITAL EXPENDITURE	3,794	5,986	9,780	26,633	7,318
LONG TERM BORROWINGS:-					
-FINANCE LEASES:-					
-EXCAVATOR 984C	4,417	4,615	4,417	5,361	5,882
-EXCAVATOR 984C	4,059	4,314	4,059	4,778	5,081
-EXCAVATOR 994C	2,192	2,504	2,192	2,686	3,281
-ELUTION PLANT	-	-	-	376	1,088
-EXCAVATOR 974B x 2	6,904	7,120	6,904	7,089	-
	17,572	18,553	17,572	20,290	15,332
LESS:- SHORT-TERM PORTION	(4,942)	(4,815)	(4,942)	(5,217)	(3,031)
	12,630	13,738	12,630	15,073	12,301
THE ABOVE FINANCE LEASES ARE REPAYABLE OVER PERIODS VARYING FROM ONE TO FIVE YEARS.					
LOAN-HEAP LEACH PLANT:-	8,924	8,924	8,924	8,804	8,924
THE ABOVE LOAN IS REPAYABLE IN 2005 AND BEARS INTEREST AT A RATE OF 15.25% UNTIL 31/03/2002, THEREAFTER THE INTEREST WILL BE RE-NEGOTIATED.					
TOTAL LONG-TERM BORROWINGS	21,554	22,662	21,554	23,877	21,225

SECURITY:-

The loan for the heap-leach plant is secured by R8m of the Afrikander Lease

Limited's equipment,cession of mineral rights for an amount of R11m and by a pledge and cession of all short-term insurance policies covering the heap leach plant.

Notes to the financial statements:-

- The same accounting policies have been applied to the current year as were used in the prior year's annual financial statements.
- These financial results have been compiled in accordance with South African statements of generally accepted accounting practise.

- No dividend has been proposed or declared for the period under review.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

1 Profit before tax increased by 7,5% from R4 474 million (Q1, 2002) to R4 819 million (Q2, 2002).

2 Tons stacked and leached for the quarter increased by 36% from 364 366 tons (Q1, 2002) to 495 298 tons (Q2, 2002).

3 Gold produced and sold for the quarter increased by 7% from 239 kilograms (Q1 2002) to 255 kilograms (Q2 2002).

4 The raising of approximately R140 million cash to fund the 2002 CIL upgrade plan has been concluded, irrevocable letters of commitment received from the Jipangu Inc (Tokyo, Japan) and the upgrade plan implemented.

OPERATIONAL CHALLENGES

1 The average Rand gold price for the quarter decreased by 3% from R106 837/kg (Q3, 2002) to R103 728/kg (Q2, 2002).

2 First indications suggest that as a consequence of the finer crush percolation rates on pad 3 are lower than expected. These percolation rates improved towards the end of the quarter but unfortunately reduced the gold poured for the quarter.

3 Management is pleased to announce that retreatment of the 12mm sulphide ore alluded to during the previous quarterly results commenced in June. Initial indications are that the process of retreatment will be successful. Full details with regards to the success of the retreatment process will be announced during the third quarter results.

OUTLOOK

1 All production parameters relating to the now completed and commissioned 2001 upgrade auger well for improved performance for the future. Gold produced during the month of July achieved 4 758 oz (148 kg).

2 The 2002 CIL plant upgrade plan has been initiated and is scheduled to be commissioned in the Q2 of 2003.

3 The implementation of the 2002 plan includes numerous improved operational parameters which will result in a greater than 200% increase in gold production by Q2, 2003.

4 The underground mining development of Bonanza has commenced and is proceeding to schedule.

5 The upgrading of the AFL ADR listing from level 1 to level 2 on the NYSE, has commenced and should be completed by Q1 2003.

6 The successful negotiations with Jipangu have made The Afrikander Lease Ltd shares indirectly accessible on the Tokyo Stock Exchange, which will have a positive influence on the share.

7 Conclusion of ongoing metallurgical test work undertaken by Metallurgical & Design Management (Pty) Ltd (MDM), in conjunction with Lakefield Research Africa (Pty) Ltd, confirms that recoveries of 95% in the CIL plant are anticipated.

DIVIDEND POLICY

The board of directors has adopted a dividend policy in terms of which one third

of all annual profits will be declared as a dividend.
On behalf of the Board
P E Skeat J Nortier
Houghton

27 August 2002
Corporate Sponsor
Gensec Bank
Date: 27/08/2002 05:20:04 PM Produced by the JSE SENS Department

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Release Date: 08/08/2002 11:49:11

RECEIVED
2004 DEC -6 P 2:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Aflease issue of shares and cautionary announcement

2002/08/08 11:49:11

AFL
Aflease issue of shares and cautionary announcement
The Afrikander Lease Limited
(Registration number 01/06955/06)

Share code GBL ISIN ZAE000000253
General issue of shares for cash and cautionary announcement
In terms of the general authority granted to the directors of The Afrikander Lease Limited ("AFL") at the general meeting on 16th July 2002 to issue shares

for cash, AFL is pleased to announce the successful negotiation of an irrevocable commitment totaling approximately R133 million, from Jipangu Incorporated, a Tokyo based gold investment fund.
Further details of the subscription are as follows:

1. Jipangu Inc has subscribed for 20.5 million AFL shares in two 10.25 million tranches on 31st August 2002 and on 30th September 2002 respectively.
2. The subscription price is R6.50 per share.
3. The effects of the transaction on the AFL financials for the quarter ended

March 2002 are:
a) Net asset value per share recalculated at 169.5 cps (98.0 cps in quarterly results.)
b) Earnings per share recalculated at 4.62 cps (3.25 cps in quarterly results.)

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Release Date: 02/08/2002 12:07:02

The Afrikander Lease Limited - Directors Dealings

2002/08/02 12:07:02

AFL
The Afrikander Lease Limited - Directors Dealings
THE AFRIKANDER LEASE LIMITED
(Registration number 01/06955/06)

Share code: AFL ISIN:ZAE000000253
DIRECTORS DEALINGS
Further to section 3.72 of the JSE Securities Exchange SA Listing Requirements, the following information is disclosed:

Director	:	Peter Skeat
Date of transaction	:	1 August 2002
Number of shares	:	1,606,000
Average price	:	395 cents per share
Nature of transaction	:	Purchase
Class of Securities	:	Ordinary shares
Nature and extent of director's interest in the transaction	:	Indirect full beneficiary

Date: 02/08/2002 12:06:21 PM Produced by the JSE SENS Department

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Release Date: 22/07/2002 15:56:29

THE AFRIKANDER LEASE LTD - PRESS RELEASE

2002/07/22 15:56:29

AFL
THE AFRIKANDER LEASE LTD - PRESS RELEASE
AFLEASE UPGRADE ACHIEVES TARGET
The management of AFLEASE is pleased to announce that the upgrade undertaken in September 2001 and commissioned in March 2002 is performing to expectation. The gold pour, attended by various dignitaries, on 18th July 2002, exceeded the anticipated operational budget (weekly budget 1,150 oz) to achieve a bullion pour of 1,415 oz. The improved gold production is now achieving the planned level of expectation.

DETAILS OF SEPTEMBER 2001 UPGRADE
The Aflease open cast pit and process plant upgrade plan, implemented in September 2001, completed on budget during February 2002, commissioned in March 2002 and commenced full operational service from the second quarter of 2002, produced first gold from pad #3 in April 2002. Highlights relating to this upgrade which will benefit the mine with increased gold production are summarised below:

OPEN PIT UPGRADE DETAILS
- Excavator fleet increased by 20% with the acquisition of two new 75 ton excavators.
- Truck fleet increased by 40% with the acquisition of seven new 85 ton dump trucks.
- High grade pit commenced production, now producing additional tons for blending.
- Open cast pit production capacity increased by 35% to 165,000 tpm.

PROCESS PLANT UPGRADE DETAILS
- Process plant upgraded by 40% to treat deeper, harder sulphide ore at 165,000 tpm.
- Average crush size reduced by 43%.
- Recovery increased from 70% to 80% (of leachable gold) from sulphides.
- The overall cycle time to be reduced from 150 days to 120 days.

DETAILS OF PREVIOUS AFLEASE UPGRADES
Aflease has a successful history of upgrades commencing with the acquisition of the mine in 1998, as follows :

1998 : The Afrikander Lease Gold Mine acquired from Anglo American.
The underground mining section closed.
Exploration and open pit mining operations of the Inner Basin commenced.

1999 : Closure of the old Aflease uranium/gold processing plant (10kms from ore body).
The heap leach project conceived and funding raised.

Exploration of the open pit resources confirms 1,000,000 oz.
2000 : The pit production upgrade from 50,000 tpm to 150,000 tpm implemented.
The heap leach processing plant successfully commissioned.
The first US$150/oz cash cost heap leach gold produced from Aflease.

2001 : The September 2001 pit and plant upgrade plan conceived and implemented.
Exploration of the open pit resources confirms 3,070,000 oz.
2002 : The September 2001 upgrade completed and commissioned on budget.

The September 2001 upgrade gold production increase achieved.
The Aflease 230,000 tpm CIL upgrade conceived and implemented.

METALLURGICAL TEST WORK

Additional ongoing metallurgical test work undertaken by Metallurgical Design & Management (Pty) Ltd (MDM), in conjunction with Lakefield Research Africa (Pty) Ltd, continues to confirm the suitability of the Aflease ore for treatment by a CIL plant. Results confirm a higher than anticipated percentage of free gold for gravity separation. (For further details contact Mr Hayward @ 083 602 5776.)

AFLEASE 230,000 TPM CIL EXPANSION

With the increase in the gold price in March 2002 and the consequent viability of the underground mining operations planned for the high grade Bonanza area and the Outer Basin, the decision to proceed with the next upgrade, the Aflease 230,000 tpm CIL upgrade, has been finalised. The board of directors and the Aflease shareholders have approved this upgrade, implementation commenced in July 2002 and commissioning is anticipated in the second quarter of 2003. The upgrade is expected to more than double gold production to in excess of 120,000 oz per annum.

OUTLOOK

The successful implementation of the Aflease 230,000 tpm CIL expansion, and further operational improvements and planned acquisitions, will steadily make progress towards the goal of The Afrikander Lease Ltd to produce 200,000 oz of gold at less than US$175.00/oz.

Date: 22/07/2002 03:55:11 PM Produced by the JSE SENS Department

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Release Date: 17/07/2002 09:12:38

THE AFRIKANDER LEASE LIMITED - RESULTS OF GENERAL MEETING

2002/07/17 09:12:38

AFL
THE AFRIKANDER LEASE LIMITED - RESULTS OF GENERAL MEETING
THE AFRIKANDER LEASE LIMITED
(Incorporated in the Republic of South Africa)

(Registration number 01/006955/06)
Share code: AFL ISIN Code: ZAE 000000253
("Aflease" or "the Company")
RESULTS OF GENERAL MEETING

At a general meeting held on 16 July 2002 shareholders unanimously approved the following resolution:
It is resolved that, subject to no less than 75% of shareholders present in person or by proxy and entitled to vote at the general meeting at which this

ordinary resolution is to be considered, voting in favour thereof, the directors of the company be and are hereby authorised, by way of general authority, to issue all or any of the authorised but unissued shares in the capital of the company for cash as they in their discretion deem fit, subject to the following

limitations:
* The securities must be of a class already in issue;
* The securities must be issued to public shareholders and not to related parties;

* The general issues of shares for cash in the aggregate in any one financial year may not exceed 15% of the companies issued share capital of that class;
* The maximum discount at which securities may be issued is 10% of the weighted average traded price of those securities over the 30 business days prior to the

date that the price of the issue is determined or agreed by the directors of the applicant.
* Once the company has issued, on a cumulative basis within a financial year, 5% or more of the number of securities in issue prior to that issue, the company

will publish an announcement containing the full details of the issue, including the effect of the issue on net asset value and earnings per share.
Johannesburg
17 July 2002

Sponsor
Gensec Bank
Date: 17/07/2002 09:11:18 AM Produced by the JSE SENS Department

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Release Date: 28/06/2002 12:48:02

Aflease results of AGM and withdrawal of cautionary

2002/06/28 12:48:02

AFL
Aflease results of AGM and withdrawal of cautionary
Afrikander Lease Limited
Results of the Annual General Meeting and withdrawal of cautionary

Shareholders are referred to the cautionary announcement dated 31 May 2002 and are advised that as of 27 June 2002 caution is no longer required.
At the annual general meeting held on 26 June 2002, shareholders were presented with the proposed underground mining plan and related expansion.

It is the intention to raise approximately R110 million, through the placement of shares for cash, to implement the expansion proposal.
Advantages of implementing the underground mining plan and related expansion
Capital raised will be utilised to commence underground mining operations at

the high-grade Bonanza area and the lower grade outer basin area and further to install a 230,000 ton per month CIL treatment plant with the following advantages:
* The Bonanza underground section can be mined and treated.

* The Outer basin underground section can be mined and treated.
* Various redundant slimes dams can now be retreated.
* Existing heap leach pads can be retreated for additional recovery.
* Reprocessing of the existing heap leach pads will increase the company's

cash position through the reduction of the heap leach pad inventories.
* The CIL plant will deliver improved recoveries on the ROM monthly feed.
* Seasonal problems experienced due to rain during the summer months will be reduced.

* Various complicating parameters being dust, fines and percolation rates will be resolved.
* Monthly throughput will be increased to 230,000 tons per month.
* The monthly production of gold is anticipated to more than double.

Underground expansion implementation
Implementation of the expansion plan will commence in July 2002 and should be concluded prior to March 2003.
Production cash costs

Whilst the $ cash cost of gold produced for the expansion construction period may exceed $175 per ounce, the increased efficiency and throughput of the plan will result in a cash cost of less than $175 per ounce post commissioning.

Upgrade of NASDAQ listing to level 2
As a consequence of the increased offshore shareholder base of AFL and the overwhelming interest in the AFL expansion, the board has resolved to upgrade the ADR status to a level 2 NASDAQ listing.

Results from the annual general meeting
Shareholders holdings proxies of 102million shares were present at the annual general meeting. The shareholders unanimously accepted the resolutions mentioned below:

1. PC Walters and JH Scholes have been re-elected as directors of the company.
2. PricewaterhouseCoopers Inc has been appointed as the auditors for the coming financial year.

3. The Group financial statements for the period ending December 2001 have been adopted.
4. The unissued shares of the company have been placed under the control of the Board of Directors until the next annual general meeting.

5. The shareholders ratified a decision by the Board of Directors of AFL to purchase mining equipment from Benoryn Investment Holdings (Pty) Ltd at R5 per share. The value of the equipment purchased was R45 million.
After a full presentation to shareholders detailing the proposed expansion

plan and related capital raising requirements, the requisite number of shareholders voted in favour of resolution 4 above. However, the notice given and resolution passed by shareholders does not satisfy the JSE Listings Requirements to give the directors authority to proceed with a

"general issue of shares for cash" and the JSE has ruled that no dispensation will be given. As a result, notice will be given to shareholders on Tuesday, 2 July 2002 of a general meeting to be held on 17 July 2002 where the shareholders' approval will be sought to place the

unissued shares of the company under the control of the board of directors with the specific purpose of placing the shares for cash.
Date: 28/06/2002 12:47:11 PM Produced by the SENS Department

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Release Date: 31/05/2002 17:14:52

AFLEASE CAUTIONARY

2002/05/31 17:14:52

AFL
AFLEASE CAUTIONARY
THE AFRIKANDER LEASE LIMITED
Registration Number: 01/06955/06

Gensec Bank is authorised to announce that negotiations are in progress, which, if successful, will significantly increase gold production from Aflease reserves. An outline of the proposal will be presented to shareholders for their approval at the forthcoming annual general meeting.

Notice to the annual general meeting will be posted during the week commencing 3 June 2002.
Accordingly, shareholders are advised to exercise caution when dealing in Aflease shares until the annual general meeting.

Date: 31/05/2002 05:13:00 PM Produced by the SENS Department

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Release Date: 24/05/2002 16:37:39

Aflease evaluating its underground resources

2002/05/24 16:37:39

AFL
Aflease evaluating its underground resources
Afrikander Lease Limited
Included in Aflease's 35 million ounces of reserves and resources are

approximately 30 million ounces of resources that may be mined by conventional underground methods. The company does not currently commercially mine these resources and reserves.
Some speculation by journalists and analysts alike has indicated possible

capital expenditure amounts and time frames to bring the underground to account. This release is to confirm that the company is attending to the issue of bringing its underground reserves and resources to account and also to clarify its position and progress with regards thereto.

With the higher gold prices experienced currently the mine is evaluating new projects with regards to its underground reserves and resources. These projects can be implemented by any of the following three methods:
A large mining house may be invited to conduct a feasibility study and to

bring the underground resources of the mine to bear in terms of a joint venture agreement, or
A company with underground expertise is acquired to boost both the group's reserves and resources but also to bring in the necessary skill set to mine

the underground resources of the company, or
AFL may raise sufficient cash to expand the company to the point where it can make use of its in-house underground mining skills set.
The company is in the initial stages of evaluating each of the alternatives

mentioned above and will be able to comment further on the intended route within the foreseeable future.
Date: 24/05/2002 04:36:00 PM Produced by the SENS Department

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Release Date: 22/05/2002 07:36:12

The Afrikander Lease Limited - Consolidated Financial Results for the

2002/05/22 07:36:12

AFL
The Afrikander Lease Limited - Consolidated Financial Results for the quarter ended 31 March 2002
The Afrikander Lease Limited

(Incorporated in the Republic of South Africa)
(Registration number 1921/006955/06) Share Code: AFL
ISIN Code: ZAE000000253 ("Aflease" or "the company")
Consolidated Financial Results for the quarter ended 31 March 2002

	UNAUDITED QUARTER TO 31 MAR 2002	UNAUDITED QUARTER TO 31 DEC 2001	UNAUDITED QUARTER TO 31 MAR 2001	AUDITED YEAR TO 31 DEC 2001
Highlights:-				
GOLD PRODUCED AND SOLD:-				
-KILOGRAMS	239	253	302	1,206
-OUNCES	7,684	8,134	9,710	38,774
CASH OPERATING COST STACKED				
(RANDS PER TON)	48.93	54.72	31.92	41.63
CASH OPERATING				
COST:-				
-RAND / KG	74,594	68,166	42,305	50,709
-US$ / OZ	205	205	167	184
CASH OPERATING	7,685	6,584	7,351	29,320
PROFIT (R'000)				
NET EARNINGS	4,475	3,784	4,037	16,057
(R'000)				
HEADLINE AND BASIC				
EARNINGS				
PER SHARE (CENTS)	3.25	2.84	3.41	13.05
OPERATING RESULTS:-				
TONNAGE STACKED	364,366	315,173	400,243	1,468,857
(TONS)				
GOLD PRODUCED AND	239	253	302	1,206
SOLD (KG)				
AVERAGE GRADE	1.25	1.15	1.32	1.26
STACKED (GMS/TON)				
GOLD PRICE				
RECEIVED:-				
-RAND / KG	106,749	94,190	66,646	75,021

-RAND / OZ	3,320	2,930	2,073	2,333
-US$ / OZ	293	277	263	270
	R'000	R'000	R'000	R'000
INCOME STATEMENT:-				
REVENUE	25,513	23,830	20,127	90,475
CASH OPERATING COSTS	22,166	20,384	17,447	72,921
CASH MOVEMENT IN LOCK-UP	(4,338)	(3,138)	(4,671)	(11,766)
CASH OPERATING PROFIT	7,685	6,584	7,351	29,320
AMORTISATION AND DEPRECIATION	2,319	2,014	1,737	7,551
NON-CASH MOVEMENT IN LOCK-UP	(622)	(228)	(235)	(837)
NET FINANCE COSTS	783	217	910	3,193
CORPORATE COSTS / OTHER	290	328	128	783
EXPLORATION EXPENDITURE	440	469	774	2,573
PROFIT BEFORE TAXATION	4,475	3,784	4,037	16,057
TAXATION	-	-	-	-
NET PROFIT FOR THE YEAR	4,475	3,784	4,037	16,057
RATIOS:-				
EARNINGS PER SHARE (CENTS):-				
-CASH OPERATING EARNINGS	5.58	4.94	6.21	23.83
-HEADLINE AND BASIC	3.25	2.84	3.41	13.05
-FULLY DILUTED	3.17	2.77	3.31	12.68
WEIGHTED AVERAGE NUMBER -OF ORDINARY SHARES IN ISSUE	137,762,456	133,194,805	118,462,288	123,029,857

The fully diluted earnings per share is based upon the dilutive effect of employee share options.

	UNAUDITED PERIOD ENDED 31 MAR 2002 R'000	AUDITED PERIOD ENDED 31 DEC 2001 R'000	UNAUDITED PERIOD ENDED 31 MAR 2001 R'000
ABRIDGED BALANCE SHEET:-			
ASSETS			
NON-CURRENT ASSETS:-			

-MINING ASSETS	117,245	115,548	99,542	
-OTHER ASSETS	2,501	1,923	-	
-INVESTMENTS	8,857	8,379	6,990	
	128,603	125,850	106,532	
CURRENT ASSETS:-				
-INVENTORIES	40,299	33,376	24,029	
-RECEIVABLES AND PREPAYMENTS	5,518	10,484	6,382	
-AMOUNTS OWING BY RELATED THIRD PARTIES	-	114	-	
-BANK AND CASH BALANCES	18,235	17,940	1,463	
	64,052	61,914	31,874	
TOTAL ASSETS	192,655	187,764	138,406	
EQUITY AND LIABILITIES				
CAPITAL AND RESERVES:-				
-ORDINARY SHARE CAPITAL	2,755	2,755	2,369	
-SHARE PREMIUM	118,763	118,763	89,854	
-ACCUMULATED EARNINGS / (LOSSES)	13,445	8,970	(3,050)	
	134,963	130,488	89,173	
NON-CURRENT LIABILITIES:-				
-INTEREST BEARING BORROWINGS	22,662	23,877	22,473	
-REHABILITATION AND CLOSURE COST OBLIGATIONS	4,500	4,500	4,500	
-AMOUNTS OWING TO RELATED THIRD PARTIES	3,269	4,056	2,361	
	30,431	32,433	29,334	
CURRENT LIABILITIES:-				
-TRADE AND OTHER PAYABLES	11,496	13,024	9,432	
-PROVISIONS	983	604	700	
-CURRENT PORTION OF INTEREST BEARING BORROWINGS	4,815	5,217	2,844	
-BANK OVERDRAFT BALANCES	9,967	5,998	6,923	
	27,261	24,843	19,899	
TOTAL EQUITY AND LIABILITIES	192,655	187,764	138,406	
	UNAUDITED	UNAUDITED	UNAUDITED	AUDITED

	QUARTER TO 31 MAR 2002	QUARTER TO 31 DEC 2001	QUARTER TO 31 MAR 2001	YEAR TO 31 DEC 2001
	R'000	R'000	R'000	R'000
ABRIDGED CASH FLOW STATEMENT:- CASH FLOW GENERATED				
FROM / (UTILISED BY) :-				
-OPERATING ACTIVITIES	3,688	(956)	(1,332)	4,266
-INVESTING ACTIVITIES	(5,072)	(6,263)	(1,415)	(15,992)
-FINANCING ACTIVITIES	(2,290)	19,092	233	26,614
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	(3,674)	11,873	(2,514)	14,888
CASH & CASH EQUIVALENTS -AT BEGINNING OF PERIOD	11,942	69	(2,946)	(2,946)
CASH & CASH EQUIVALENTS -AT END OF PERIOD	8,268	11,942	5,460	11,942

STATEMENT OF CHANGES IN EQUITY:-

	SHARE CAPITAL	SHARE PREMIUM	ACCUM (LOSS)/PROFIT	TOTAL EQUITY
BALANCE AT 31ST DECEMBER 2000	2,369	89,854	(7,087)	85,136
ISSUED DURING THE PERIOD	-	-	-	-
SHARE PREMIUM	-	-	-	-
NET PROFIT AFTER TAXATION	-	-	4,037	4,037
BALANCE AT 31ST MARCH 2001	2,369	89,854	(3,050)	89,173
ISSUED DURING THE PERIOD	386	-	-	386
SHARE PREMIUM	-	28,909	-	28,909
NET PROFIT AFTER TAXATION	-	-	12,020	12,020
BALANCE AT 31ST DECEMBER 2001	2,755	118,763	8,970	130,488
ISSUED DURING THE PERIOD	-	-	-	-
SHARE PREMIUM	-	-	-	-
NET PROFIT AFTER TAXATION	-	-	4,475	4,475

BALANCE AT 31ST MARCH 2002	2,755	118,763	13,445	134,963
	UNAUDITED	UNAUDITED	UNAUDITED	AUDITED
	QTR ENDED 31 MAR 2002 R'000	QTR ENDED 31 DEC 2001 R'000	QTR ENDED 31 MAR 2001 R'000	YEAR ENDED 31 DEC 2001 R'000
SUPPLEMENTARY				
INFORMATION:-				
CAPITAL COMMITMENTS	1,000	4,250	-	4,250
CAPITAL EXPENDITURE	5,986	18,148	6,679	26,633
LONG TERM				
BORROWINGS:-				
-FINANCE LEASES:-				
-EXCAVATOR 984C	4,615	5,361	6,194	5,361
-EXCAVATOR 984C	4,314	4,778	5,213	4,778
-EXCAVATOR 994C	2,504	2,686	3,561	2,686
-ELUTION PLANT	-	376	1,425	376
-EXCAVATOR 974B x 2	7,120	7,089	-	7,089
	18,553	20,290	16,393	20,290
LESS:- SHORT-TERM PORTION	(4,815)	(5,217)	(2,844)	(5,217)
	13,738	15,073	13,549	15,073
THE ABOVE FINANCE LEASES ARE REPAYABLE OVER PERIODS VARYING FROM ONE TO FIVE YEARS.				
LOAN-HEAP LEACH PLANT:-	8,924	8,804	8,924	8,804
THE ABOVE LOAN IS REPAYABLE IN 2005 AND BEARS INTEREST AT A RATE OF 15.25% UNTIL 31/03/2002, THEREAFTER THE INTEREST WILL BE RE-NEGOTIATED.				
TOTAL LONG-TERM BORROWINGS	22,662	23,877	22,473	23,877

SECURITY:-
The loan for the heap-leach plant is secured by R8m of the Afrikander Lease

Limited's equipment,cession of mineral rights for an amount of R11m and by a pledge and cession of all short-term insurance policies covering the heap leach plant.
NOTES TO THE FINANCIAL STATEMENTS:-

The same accounting policies have been applied to the current year as were used in the prior year's annual financial statements.
These financial results have been compiled in accordance with South African Statements of Generally Accepted accounting practise. No dividend has been

proposed or declared for the period under review.
AFL UPGRADE HIGHLIGHTS
The AFL mining and plant upgrade was commissioned in Q.1, 2002 and the benefits should accrue for Q2, 2002.

* The upgraded opencast pit is consistently producing 165,000 tons of ore - April 167,400 tons.
* The upgraded plant is consistently crushing and loading onto the pad 165,000 of ore to an average size of 4.5 mm -

April 165,133 tons.
* The leaching cycle is being transferred to the new pad 3 which has continually delivering higher pregnant fluid grades and steadily increased flow rates.

OUTLOOK
* Quarterly production and financial results for the June 2002 quarter will improve to reflect the AFL upgrade plan advantages and will therefore improve on the March 2002 results.

* Due to the extended cycle time associated with the 12mm sulphide ore loaded onto Pad 2 Lift 2, management intends to reprocess this material in order to optimise the benefits of the upgraded plant and associated finer crush size. Should the benefits not materialise, this will necessitate a

write down of the reported heap leach inventory.
OPERATIONAL AND FINANCIAL HIGHLIGHTS
* The average Rand gold price for the quarter increased by 13.4% from R94,190/kg (Q4, 2001) to R106,837/kg (Q1, 2002).

* The profit before tax increased by 18.3% from R3,784 million (Q4, 2001) to R4,475 million (Q1, 2002).
* The tons stacked and leached for the quarter increased by 15.6% from 315,173 tons (Q4, 2001) to 364,366 tons

(Q1, 2002).
* The March quarter is the last reporting quarter prior to the improvements emanating from the new AFL upgrade plan.
OPERATIONAL CHALLENGES

* The gold produced and sold was lower by 5.9% from 253 kg (Q4, 2001) to 239 kg (Q1, 2002) mainly due to the leaching interruption from commissioning pad 3, and the disappointing pad grades..
On behalf of the Board

P E Skeat J Nortier
Houghton
21 May 2002
Date: 22/05/2002 07:35:01 AM Produced by the SENS Department

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RECEIVED
2004 DEC -6 P 2:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Release Date: 17/05/2002 15:20:14

Aflease - Changes to the Board of Directors

2002/05/17 15:20:14

AFL
Aflease - Changes to the Board of Directors
THE AFRIKANDER LEASE LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 01/006955/06)
Share code: AFL ISIN Code: ZAE 000000253
("Aflease" or "the Company")
CHANGES TO THE BOARD OF DIRECTORS
The following changes to the Aflease Board, effective from 16 May 2002 are announced:
Jean Nortier has been appointed as non-executive director; and
Dean Cunningham has resigned as a non-executive director to the Aflease Board.
Johannesburg
17 May 2002
Date: 17/05/2002 03:19:00 PM Produced by the SENS Department
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Release Date: 14/05/2002 11:58:20

The Afrikander Lease Limited - Directors Dealing in Securities

2002/05/14 11:58:20

AFL
The Afrikander Lease Limited - Directors Dealing in Securities
The Afrikander Lease Limited
ISIN Code : 2AE00000253
Share Code : AFL
Further to section 3.72 of the JSE Securities Exchange SA Listings
Requirements, the following information is disclosed:
Director : Dean Cunningham (Non Executive director)
Date of transaction : 14 May 2002
Number of shares : 166 667
Price : 90 cents per share
Nature of transaction : Buy
Class of Security : Ordinary shares
Nature and extent of
director's interest in
the transaction : Full beneficiary
Director : Peter Skeat (Executive director)
Date of transaction : 14 May 2002
Number of shares : 400 000
Price : 90 cents per share
Nature of transaction : Buy
Class of Security : Ordinary shares
Nature and extent of
director's interest
in the transaction : Full beneficiary
Date: 14/05/2002 11:57:24 AM Produced by the SENS Department
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Release Date: 30/04/2002 17:24:43

Aflease - Withdrawal of Cautionary Announcement

2002/04/30 17:24:43

THE AFRIKANDER LEASE LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1921/0 06955/06)
Share Code: AFL (JSE) AFKDY (NASDAQ)
ISIN Code: ZAE000000253
("Aflease" or "the company")
WITHDRAWAL OF CAUTIONARY ANNOUNCEMENT
Shareholders are referred to the cautionary announcement dated 4 April 2002, and are advised that as the negotiations mentioned therein have been discontinued caution is no longer required.
Johannesburg
2 May 2002
SPONSOR
Gensec Bank Limited
Date: 30/04/2002 05:24:37 PM Produced by the JSE SENS Department

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Release Date: 04/04/2002 14:17:52

The Afrikander Lease Limited - Directors Dealings and Cautionary

2002/04/04 14:17:52

Announcement
THE AFRIKANDER LEASE LTD ("Aflease")
Registration No.1921/006955/06
Share Codes : AFL (JSE) AFKDY (Nasdaq)
Directors Dealings
Aflease has, over the past few years, established itself as a viable medium sized gold producer, Furthermore, the Aflease board has taken note of the proposed changes envisaged in the new Minerals Bill (to be promulgated later this year), and has positioned itself with an empowerment shareholder, namely Lwami Investments (Pty) Limited ("Lwami"). Consequently, Aflease is well positioned to take advantage of any new opportunities which may occur, with a view to growing its earnings.
Gensec Bank Limited has been authorised to announce that the majority shareholder in Aflease, Benoryn Investments (Pty) Limited ("Benoryn"), has sold 40 million ordinary shares in Aflease to Lwami, a company owned and controlled by black business people. The effective date of the transaction is 3 April 2002.
Mr Peter Skeat, Managing Director of Aflease, is the majority shareholder in Benoryn, which company still has a large shareholding in Aflease. Mr Skeat has agreed to continue in his current position for at least another two years.
The transaction is payable by Lwami to Benoryn in three tranches, as follows:
An initial payment of R60 million has already been made and an additional R20 million is payable on the 14th September 2002.
Benoryn also has a European style option to put a further 16 million Aflease shares to Lwami, at a price of R5.50 per Aflease share, 18 months from the date of signature, subject to a formula which will prevent Lwami acquiring more than 34,99% of the issued share capital in Aflease.
The average price of the aggregate transaction, assuming that the issued share capital remains constant for the next 18 months, is R3.00 per Aflease share.
New board members, reflecting and representing the ownership of the shares referred to above, will be invited to join the board.
Cautionary Announcement
Gensec Bank is authorised to announce that negotiations are in progress which, if successful, could affect the price of Aflease shares. Accordingly, shareholders are advised to exercise caution when dealing in Aflease shares until a further announcement is made.
Johannesburg 3 April 2002
Gensec Bank Limited
Sponsor to Aflease
Date: 04/04/2002 02:17:00 PM Produced by the JSE SENS Department

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Release Date: 13/03/2002 11:37:10

AFL - New DR program

2002/03/13 11:37:10

AFRIKANDER LEASE LIMITED ("AFL")
NEW DR PROGRAMME

Afrikander Lease Ltd. has established a sponsored DR programme with The Bank of New York. Afrikander Lease Limited holds mineral rights in the Klerksdorp district. These rights include royalty from gold bearing ore from the Afrikander mine, as well as the lease of a uranium bearing block, the company's main block to Vaal Reefs. The following are the pertinent details:-

Effective Date:	12th March 2002
Country of Incorporation:	South Africa
Type of Programme:	Level 1
Stock Exchange:	OTC
Ticker Symbol:	AFKDY
CUSIP Number:	008292203
ISIN Number:	US0082922032
Underlying Share Description:	Common
Ratio (ADR: ordinary share)	1:1
Local Custodian:	ABSA, First Rand Bank, Mercantile Bank, Nedcor, Societe Generale SA, Standard Bank of South Africa
Issuance Fee:	The Bank of New York's South African fee scale applies
Cancellation Fee:	$3-$5 per 100 DRs or part thereof

12th March 2002
Date: 13/03/2002 11:36:25 AM Produced by the JSE SENS Department

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Release Date: 11/03/2002 11:18:57

The Afrikander Lease Limited- Directors Dealing in Securities

2002/03/11 11:18:57

The Afrikander Lease Limited
ISIN Code : 2AE00000253
Share Code: AFL
Further to section 3.72 of the JSE Securities Exchange SA Listings Requirements, the following information is disclosed:

Director : Dean Cunningham
Date of transaction : 11 March 2002
Number of shares : 10 000
Price : 2,92 cents per share
Nature of transaction: Purchase
Nature and extent of director's interest in the transaction : Full beneficiary
Ends
Date: 11/03/2002 11:18:23 AM Produced by the JSE SENS Department

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Release Date: 11/03/2002 09:15:21

The Afrikander Lease Limited- Director Dealing in Securities (Amendmen

2002/03/11 09:15:21

ISIN Code: ZAE00000253
Share Code: AFL
With reference to the announcement released earlier on SENS today, kindly note that the following should have read:
Further to section 3.72 of the JSE Securities Exchange SA Listings Requirements, the following information is disclosed:

Director:	Dean Cunningham
Date of transaction:	8 March 2002
Number of shares:	15 000
Price:	2,95 cents per share
Nature of transaction	Purchase
Nature and extent of director's interest in the transaction:	Full beneficiary

Date: 11/03/2002 09:14:47 AM Produced by the JSE SENS Department

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RECEIVED
2004 DEC -6 P 2:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Release Date: 11/03/2002 08:32:46

The Afrikander Lease Limited- Directors Dealing in Securities

2002/03/11 08:32:46

ISIN Code: 2AE00000253
Share Code: AFL
Further to section 3.72 of the JSE Securities Exchange SA Listings Requirements, the following information is disclosed:

Director:	Dean Cunningham
Date of transaction:	8 March 2002
Number of shares:	15 000
Price:	2,95 cents per share
Nature of transaction	Sell
Nature and extent of director's interest in the transaction:	Full beneficiary

Date: 11/03/2002 08:32:10 AM Produced by the JSE SENS Department

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Release Date: 07/03/2002 07:00:27

Aflease - Final Results

2002/03/07 07:00:27

THE AFRIKANDER LEASE LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1921/006955/06)
Share Code: AFL
ISIN Code: ZAE000000253
" or "the company")
Consolidated Financial Results for the year ended 31 December 2001 and the quarter ended 31 December 2001

	AUDITED YEAR TO 31 DEC 2001	AUDITED YEAR TO 31 DEC 2000	UNAUDITED QUARTER TO 31 DEC 2001	UNAUDITED QUARTER TO 30 SEP 2001	UNAUDITED QUARTER TO 31 DEC 2000
HIGHLIGHTS:-					
GOLD PRODUCED AND SOLD:-					
-KILOGRAMS	1,206	997	253	315	338
-OUNCES	38,774	32,054	8,134	10,127	10,867
CASH OPERATING COST STACKED (RANDS PER TON)	41.63	31.34	54.72	46.36	37.39
CASH OPERATING COST:-					
-RAND / KG	50,709	39,622	68,166	50,340	43,994
-US$ / OZ	184	164	205	185	180
CASH OPERATING PROFIT(R'000)	29,320	23,987	6,584	8,103	7,505
NET EARNINGS (R'000)	16,057	14,665	3,784	4,565	4,845
HEADLINE AND BASIC EARNINGS PER SHARE (CENTS)	13.05	12.77	2.84	3.77	4.15
OPERATING RESULTS:-					
TONNAGE STACKED (TONS)	1,468,857	1,260,476	315,173	342,062	397,744
GOLD PRODUCED AND SOLD (KG)	1,206	997	253	315	338
AVERAGE GRADE STACKED (GMS/TON)	1.26	1.39	1.15	1.20	1.31
GOLD PRICE RECEIVED:-					
-RAND / KG	75,021	63,681	94,190	76,063	66,198
-RAND / OZ	2,333	1,981	2,930	2,366	2,059
-US$ / OZ	270	275	277	276	271
	R'000	R'000	R'000	R'000	R'000
INCOME STATEMENT:-					
REVENUE	90,475	63,490	23,830	23,960	22,375
CASH OPERATING COSTS	72,921	53,546	20,384	17,300	18,026
CASH MOVEMENT IN LOCK-UP	(11,766)	(14,043)	(3,138)	(1,443)	(3,156)
CASH OPERATING PROFIT	29,320	23,987	6,584	8,103	7,505
AMORTISATION AND DEPRECIATION	7,551	5,808	2,014	1,858	1,280
NON-CASH MOVEMENT IN LOCK-UP	(837)	(1,834)	(228)	(74)	(365)

NET FINANCE COSTS	3,193	2,814	217	986	691
CORPORATE COSTS / OTHER	783	232	328	151	472
EXPLORATION EXPENDITURE	2,573	2,302	469	617	582
PROFIT BEFORE TAXATION	16,057	14,665	3,784	4,565	4,845
TAXATION	-	-	-	-	-
NET PROFIT FOR THE YEAR	16,057	14,665	3,784	4,565	4,845
RATIOS:-					
EARNINGS PER SHARE (CENTS):-					
-CASH OPERATING EARNINGS	23.83	20.88	4.94	6.69	6.43
-HEADLINE AND BASIC	13.05	12.77	2.84	3.77	4.15
-FULLY DILUTED	12.83	12.39	2.79	3.69	4.03
WEIGHTED AVERAGE NUMBER -OF ORDINARY SHARES IN ISSUE	123,029,857	114,892,189	133,194,805	121,096,781	116,732,462

The fully diluted earnings per share is based upon the dilutive effect of employee share options.

	AUDITED YEAR ENDED 31 DEC 2001 R'000	AUDITED YEAR ENDED 31 DEC 2000 R'000
ABRIDGED BALANCE SHEET:-		
ASSETS		
NON-CURRENT ASSETS:-		
-MINING ASSETS	115,548	94,661
-OTHER ASSETS	1,923	-
-INVESTMENTS	8,379	6,691
	125,850	101,352
CURRENT ASSETS:-		
-INVENTORIES	33,376	18,897
-RECEIVABLES AND PREPAYMENTS	10,484	6,294
-AMOUNTS OWING BY RELATED THIRD PARTIES	114	41
-BANK AND CASH BALANCES	17,940	1,360
	61,914	26,592
TOTAL ASSETS	187,764	127,944
EQUITY AND LIABILITIES		
CAPITAL AND RESERVES:-		
-ORDINARY SHARE CAPITAL	2,755	2,369
-SHARE PREMIUM	118,763	89,854
-ACCUMULATED EARNINGS / (LOSSES)	8,970	(7,087)
	130,488	85,136
NON-CURRENT LIABILITIES:-		
-INTEREST BEARING BORROWINGS	23,877	16,785
-REHABILITATION AND CLOSURE COST OBLIGATIONS	4,500	4,500
-AMOUNTS OWING TO RELATED THIRD PARTIES	4,056	2,317
	32,433	23,602
CURRENT LIABILITIES:-		
-TRADE AND OTHER PAYABLES	13,024	11,432
-PROVISIONS	604	551
-CURRENT PORTION OF INTEREST BEARING BORROWINGS	5,217	2,917
-BANK OVERDRAFT BALANCES	5,998	4,306
	24,843	19,206
TOTAL EQUITY AND LIABILITIES	187,764	127,944

	AUDITED YEAR TO 31 DEC 2001 R'000	AUDITED YEAR TO 31 DEC 0 2000 R'000	UNAUDITED QTR TO 31 DEC 2001 R'000	UNAUDITED QTR TO 31 DEC 2000 R'000
ABRIDGED CASH FLOW STATEMENT:-				

CASH FLOW GENERATED FROM / (UTILISED BY) :-				
-OPERATING ACTIVITIES	4,266	3,268	(956)	1,428
-INVESTING ACTIVITIES	(15,992)	(5,021)	(6,263)	(2,747)
-FINANCING ACTIVITIES	26,614	3,531	19,092	4,095
NET INCREASE IN CASH AND CASH EQUIVALENTS	14,888	1,778	11,873	2,776
CASH & CASH EQUIVALENTS -AT BEGINNING OF PERIOD	(2,946)	(4,724)	69	(5,722)
CASH & CASH EQUIVALENTS -AT END OF PERIOD	11,942	(2,946)	11,942	(2,946)

STATEMENT OF CHANGES IN EQUITY:-

	SHARE CAPITAL	SHARE PREMIUM	ACCUM (LOSS)/PROFIT	TOTAL EQUITY
BALANCE AT 31ST DECEMBER 1999	2,285	85,414	(21,752)	65,947
ISSUED DURING THE PERIOD (4,188,000 shares)	84	-	-	84
SHARE PREMIUM	-	4,440	-	4,440
NET PROFIT AFTER TAXATION	-	-	14,665	14,665
BALANCE AT 31ST DECEMBER 2000	2,369	89,854	(7,087)	85,136
ISSUED DURING THE PERIOD (19,300,168 shares)	386	-	-	386
SHARE PREMIUM	-	28,909	-	28,909
NET PROFIT AFTER TAXATION	-	-	16,057	16,057
BALANCE AT 31ST DECEMBER 2001	2,755	118,763	8,970	130,488

	AUDITED YEAR ENDED 31 DEC 2001 R'000	AUDITED YEAR ENDED 31 DEC 2000 R'000	UNAUDITED QTR ENDED 31 DEC 2001 R'000	UNAUDITED QTR ENDED 30 SEP 2001 R'000	UNAUDITED QTR ENDED 31 DEC 2000 R'000
SUPPLEMENTARY INFORMATION:-					
CAPITAL COMMITMENTS	3,000	5,467	3,000	-	5,467
CAPITAL EXPENDITURE	26,633	21,779	18,148	1,122	6,387
LONG TERM BORROWINGS:-					
-FINANCE LEASES:-					
-EXCAVATOR 984C	5,361	-	5,361	5,630	-
-EXCAVATOR 984C	4,778	5,247	4,778	4,939	5,247
-EXCAVATOR 994C	2,686	3,782	2,686	2,988	3,782
-ELUTION PLANT	376	1,749	376	739	1,749
-EXCAVATOR 974B x	2	7,089	-	7,089	- -
	20,290	10,778	20,290	14,296	10,778
LESS:- SHORT-TERM PORTION	(5,217)	(2,917)	(5,217)	(2,931)	(2,917)
	15,073	7,861	15.073	11,365	7,861

THE ABOVE FINANCE LEASES ARE REPAYABLE OVER PERIODS VARYING FROM ONE TO FIVE YEARS.

LOAN-HEAP LEACH PLANT:-	8,804	8,924	8,804	8,924	8,924

THE ABOVE LOAN IS REPAYABLE IN 2005 AND BEARS INTEREST AT A RATE OF 15.25% UNTIL 31/03/2002, THEREAFTER THE INTEREST WILL BE RE-NEGOTIATED.

TOTAL LONG-TERM BORROWINGS	23,877	16,785	23,877	20,289	16,785

ANNOUNCEMENT

The Afrikander Lease Limited open cast pit and process plant upgrade plan, implemented in September 2001 was completed on budget during February 2002 and will commence full operational service from the second quarter of 2002. Highlights relating to this upgrade which will benefit the mine in the second quarter are summarized below :

OPEN CAST PIT UPGRADE DETAILS

- Excavator Fleet increased by 20% - two new 75-ton excavators;
- Truck Fleet increased by 40% - seven new 85-ton dump trucks;
- High grade pit commenced production and is now producing additional tons for blending; and
- Open cast pit production capacity increased by 35% to 165 000 tpm.

PROCESS PLANT UPGRADE DETAILS

- Process plant upgraded by 40% to treat deeper harder sulphide ore at 165 000 tpm;
- Average crush size reduced by 43% from 8.0 mm to 4.5 mm;
- Recovery increased from 70% to 80% + on sulphides; and
- The overall cycle time to be reduced from 150 to 120 day

SECURITY:-

The finance lease for the elution plant and the loan for the heap-leach plant are secured by R8m of the Afrikander Lease Limited's equipment, cession of mineral rights for an amount of R11m and by a pledge and cession of all short-term insurance policies covering the heap leach and elution plant.

NOTES TO THE FINANCIAL STATEMENTS:-

The same accounting policies have been applied to the current year as were used in the prior year's annual financial statements.

These financial results have been compiled in accordance with statements of Generally Accepted Accounting Practices in South Africa. No dividend has been proposed or declared for the period under review. For the months of January and February 2000 all costs and revenue from gold produced and sold were capitalised as being prior to achieving commercial levels of production.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

* The average rand gold price received for the year 2001 increased by 18% from R63,681/kg to R75,021/kg. The rand price continued its upward trend to around R100,000/kg by year end.
* The operational results for the year 2001 indicate an increase in ounces of gold produced by 21%, from 32,054 oz to 38,774 oz.
* The financial results for the year 2001 indicate an increase in cash operating profits of 22% to R29,320 million resulting in headline earnings per share of 13,05 cents.
* The tonnage stacked and leached for the year 2001 increased by 16.5% to 1,468,857 tons, with the expectation that this will increase further in 2002.
* The net profit for the year increased by 9.5% to R16,057 million.
* Percolation test work relating to the heap leaching of finer crushed ore on the new No 3 Pad has indicated that no fines problems exist.
* The Aflease upgrade plan for the open cast pit and process plant was implemented in September 2001 and completed on budget, by February 2002. This upgrade will increase tons from the pit and through the plant to 165,000 tpm, reduce product size to 4.5 mm, increase recovery to 80% + and so increase gold production by an approximate 50%.

The funding to implement this plan was achieved through the issue and placing of 14,437,500 shares at 160 cps.

OPERATIONAL DISAPPOINTMENTS

* The December quarter's results are generally down, mostly as a result of lower tonnage and lower recovery from treating deeper (more intensive mining), harder (needs more crusher), sulphides (needs a finer crush) before the new Aflease upgrade had been completed. Consequently cash operating profits are down to R3,784 million, cash operating earnings per share are down to 4,94 cents per share and gold production down to 253 kg.
* Once again the excessive rainfall experienced for the period October 2001 through to January 2002 continued to exceed the norm by 75% which negatively affected the quarter.

* The fabrication, erection and commissioning of the open cast pit and process plant upgrade interrupted operations in the fourth quarter, which with abnormal commissioning costs, negatively affected both tonnage treated and operational costs for the quarter.

OUTLOOK

* Mining commenced in the high grade pay shoot area (Pit No: 2) in January and ore from this pit was being stacked by February 2002.
* The ADR programme with the Bank of New York is anticipated to be operational by March 2002 and will enhance the liquidity of the Aflease shares.
* Quarterly production and financial results for the March 2002 quarter will not substantially reflect the Aflease upgrade plan advantages and is therefore anticipated to be in line with the December quarter at worst.
* The excessively high rainfall experienced during the previous quarter has now abated and a drier and consequently more productive period is expected.
* Various alternatives relating to bring the now viable outer basin assets to account are being evaluated resulting from the higher rand gold price.

On behalf of the Board

P E Skeat D R Cunningham

Houghton

7 March 2002

Date: 07/03/2002 07:00:02 AM Produced by the JSE SENS Department

PUBLISHER : JSE SENS Feed

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Release Date: 21/02/2002 10:12:57

The Afrikander Lease Share Incentive Trust Limited- Directors Dealing in

The Afrikander Lease Share Incentive Trust Limited- Directors Dealing in Securities
The Afrikander Lease Share Incentive Trust Limited
ISIN Code : ZAE00000253
Share Code : AFL
Further to section 3.72 of the Listings Requirements, the following should noted:

Director : Peter Skeat
Date of transaction : 19 February 2002
Number of shares : 466 667
Price : 90 cents per share
Nature of transaction : Bought
Nature and extent of director's interest in the transaction : Full beneficiary

Director : Peter Skeat
Date of transaction : 19 February 2002
Number of shares : 166 667
Price : R1,45
Nature of transaction : Bought
Nature and extent of director's interest in the transaction : Full beneficiary

Director : Dean Cunningham
Date of transaction : 19 February 2002
Number of shares : 166 667
Price : 90 cents per share
Nature of transaction : Bought
Nature and extent of director's interest in the transaction : Full beneficiary

Ends.
Date: 21/02/2002 10:11:07 AM Produced by the JSE SENS Department

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Consolidated Financial Results for the Quarter and Six Months ended 30 June 2004

aflease
The Afrikander Lease Limited

(Incorporated in the Republic of South Africa) AFL (JSE) AFKDY (NASDAQ)
(Registration number 1921/006955/06) ("Aflease" or "the company")
(ISIN Number: ZAE000000253 Share Code: AFL)

SALIENT FEATURES

- Cash operating profit of R4,3 million for the 6 months ended 30 June 2004 improved from a R28,2 million loss for the 6 months ended 30 June 2003.
- Attributable loss reduced from R46,4 million for the 6 months ended 30 June 2003 to R15 million for the 6 months ended 30 June 2004.
- Attributable loss for the June 2004 quarter reduced to R6,5 million from R8,7 million in the March 2004 quarter.
- All conditions other than shareholder approval fulfilled in relation to the Randgold Share Swap and Loan agreements.
- Randgold and JCI jointly and irrevocably undertake to make an offer to shareholders in the event that their shareholding extends beyond 50%.
- Capital raising agreements concluded with Randgold facilitating the retirement of Nedcor debt and continued development of high margin Gold and Uranium assets.
- Irrevocable commitments received from 41% of shareholders to support the Randgold agreements.

OUTLOOK

- Uranium prospects improved with U3O8 price breaking through 17 year highs.
- Bonanza South mine on schedule and below budget.
- Bonanza mine development confirms the geological model.
- Resumption of gold production scheduled from the Second Quarter 2005.
- Exploration work on Bonanza Central will commence in September 2004.
- Exploration to resume in September 2004 at Modder East.

FINANCIAL RESULTS

Highlights:-	Unaudited Quarter To 30 June 2004	Unaudited Quarter To 31 Mar 2004	Unaudited Quarter To 30 June 2003	Audited Year To 31 Dec 2003	Unaudited 6 Months Ended 30 June 2004	Unaudited 6 Months Ended 30 June 2003
Gold Produced And Sold:-						
- Kilograms	35	93	179	1,222	127	320
- Ounces	1,111	2,985	4,150	39,288	4,097	10,787
Cash Operating Cost Per Ton Mined (Before Non-recurring Items)	N/A	N/A	64.09	79.01	N/A	65.70
Cash Operating Cost:-						
- Rand / Kg	81,159	79,785	243,280	172,258	80,159	178,180
- US$ / Oz	377	369	985	518	366	722
Cash Operating Profit/(Loss) (R'000)	1,685	2,578	(20,217)	(48,435)	4,263	(28,203)
Operating Loss (R '000) (Before Non-recurring Items)	(4,969)	(7,608)	(28,504)	(107,839)	(12,577)	(42,465)
Net Loss (R'000)	(6,343)	(8,690)	(32,435)	(409,627)	(15,033)	(46,396)
Headline Loss Per Share (Cents)	(2.97)	(4.10)	(17.21)	(95.16)	(7.06)	(25.29)
Basic Loss Per Share (Cents)	(2.97)	(4.10)	(17.21)	(217.40)	(7.06)	(25.29)
Operating Results:-						
Tons Mined - Open Pit	-	-	471,854	1,799,361	-	850,013
Tons Mined - Underground	-	-	18,070	91,405	-	18,070
Tons Stacked - CIS	-	341,091	185,484	1,341,956	341,091	433,260
Tons Milled - CIL	-	21,557	140,696	1,262,518	21,557	140,696
Reef Metres Developed - Underground	183	183	-	-	366	-
Waste Metres Developed - Underground	531	481	-	-	1,012	-
Gold Produced And Sold (Kg)	35	93	129	1,222	127	320
Grade Stacked - CIS	-	0.33	0.49	0.47	0.33	0.76
Grade Milled - CIL	-	0.75	0.91	0.83	0.75	0.91
Gold Price Received:-						
- Rand / Kg	79,280	88,704	86,645	87,338	86,147	90,065
- Rand / Oz	2,466	2,759	2,695	2,717	2,679	2,801
- US$ / Oz	384	407	356	367	399	352

Development Sampling Results:-

March 2004 Quarter:

Reef	Metres Sampled	Cmg/t	Cw (Cm)
Upper Reef	110	204	28
Lower Reef	30	343	82

Sampling Coverage = 77%

June 2004 Quarter:

Reef	Metres Sampled	Cmg/t	Cw (Cm)
Upper Reef	67	247	22
Lower Reef	87	319	40

Sampling Coverage = 82%

Income Statement:-	Unaudited Quarter To 30 June 2004 R'000	Unaudited Quarter To 31 Mar 2004 R'000	Unaudited Quarter To 30 June 2003 R'000	Audited Year To 31 Dec 2003 R'000	Unaudited 6 Months Ended 30 June 2004 R'000	Unaudited 6 Months Ended 30 June 2003 R'000
Revenue	4,491	9,987	11,183	100,964	14,478	28,827
Gold	2,741	8,237	11,183	100,964	10,978	28,827
Sundry	1,750	1,750	-	-	3,500	-
Cash Operating Costs	2,806	7,409	35,702	160,629	10,215	68,261
Cash Movement In Lock-up	-	-	(4,302)	(11,230)	-	(11,231)
Cash Operating Profit/(Loss)	1,685	2,578	(20,217)	(48,435)	4,263	(28,203)
Amortisation And Depreciation	289	295	3,696	15,563	584	7,341
Non-cash Movement In Lock-up	-	4,071	-	4,767	4,071	-
Net Finance Costs	3,318	2,439	1,262	9,270	5,757	2,143
General And Administrative	2,284	2,490	1,352	9,165	4,774	1,882
Exploration Expenditure	763	891	1,977	5,557	1,654	2,696
Rehabilitation Provision	-	-	-	15,082	-	-
	(4,969)	(7,608)	(28,504)	(107,839)	(12,577)	(42,465)
Non Recurring Costs						
Decommissioning	576	-	2,602	6,744	576	2,602
Funding Expenses And Legal Fees	798	1,082	1,329	6,263	1,880	1,329
Fair Value Loss On Investments	-	-	-	301	-	-
Impairment Of Long Life Assets	-	-	-	230,325	-	-
Write Down Of Heap Leach And Other Stock Items	-	-	-	58,557	-	-
Operating Loss Before Taxation	(6,343)	(8,690)	(32,435)	(410,029)	(15,033)	(46,396)
Taxation	-	-	-	(407)	-	-
Loss Attributable To Ordinary Shareholders	(6,343)	(8,690)	(32,435)	(409,622)	(15,033)	(46,396)
Earnings/(Loss) Per Share (Cents):-						
- Cash Operating Profit/(Loss)	0.79	1.22	(10.73)	(25.71)	2.00	(15.37)
- Operating Loss (Before Non-recurring Items)	(2.32)	(3.59)	(15.13)	(57.23)	(5.91)	(23.14)
- Headline	(2.97)	(4.10)	(17.21)	(95.16)	(7.06)	(25.29)
- Basic	(2.97)	(4.10)	(17.21)	(217.40)	(7.06)	(25.29)
- Fully Diluted Headline	(2.65)	(3.94)	(16.32)	(91.28)	(6.27)	(23.94)
- Fully Diluted Basic	(2.65)	(3.94)	(16.32)	(208.53)	(6.27)	(23.94)
Net Asset Value Per Share (Cents):-	51.13	53.18	193.72	54.14	51.13	193.72
Weighted Average Number Of Ordinary Shares In Issue	213,848,508	212,111,373	188,438,191	188,421,148	212,979,940	183,488,113
Number Of Shares In Issue At End Of Period	214,684,614	213,192,739	188,569,073	210,952,406	214,684,614	188,569,073

The fully diluted earnings per share is based upon the dilutive effect of employee share options. The possible dilutive effect of the Randgold loan conversion has been calculated based on the assumption that Randgold elects to convert the loan in terms of Method 1 as described in the notes to the long term liabilities.

Abridged Balance Sheet:-	Unaudited As At 30 June 2004 R'000	Unaudited As At 31 Mar 2004 R'000	Unaudited As At 30 June 2003 R'000	Audited As At 31 Dec 2003 R'000
Assets				
Non-current Assets:-				
- Mining Assets	228,916	219,142	397,550	214,708
- Other Assets	222	222	10,161	222
- Leach Pads	-	-	39,221	-
- Investments	13,364	13,110	12,818	12,513
	242,502	232,474	459,750	227,443
Current Assets:-				
- Inventories	9,152	9,743	24,813	14,698
- Leach Pads	-	-	9,805	-
- Receivables And Prepayments	6,107	5,778	12,647	8,539
- Amounts Owing By Related Third Parties	113	100	835	86
- Bank And Cash Balances	2,730	5,129	18,943	12,482
	18,102	20,750	67,043	35,805
Total Assets	260,604	253,224	526,793	263,248
Equity And Liabilities				
Capital And Reserves:-				
- Ordinary Share Capital	4,294	4,264	3,772	4,219
- Share Premium	505,576	502,871	383,364	495,050
- Accumulated Loss	(400,094)	(393,751)	(21,835)	(385,061)
	109,776	113,384	365,301	114,208
Non-current Liabilities:-				
- Interest Bearing Borrowings	59,772	51,247	78,261	63,391
- Rehabilitation And Closure Cost Obligations	20,659	20,610	4,500	20,610
- Amounts Owing To Related Third Parties	-	99	71	106
	80,431	71,956	82,832	84,107
Current Liabilities:-				
- Trade And Other Payables	11,653	9,495	32,764	17,145
- Provisions	5,207	6,635	5,224	8,794
- Short Term Loan	44,226	15,000	-	-
- Current Portion Of Interest Bearing Borrowings	9,217	29,303	32,622	29,452
- Bank Overdraft Balances	94	7,451	8,550	9,542
	70,397	67,884	78,660	64,933
Total Equity And Liabilities	260,604	253,224	526,793	263,248

Abridged Cash Flow Statement:-	Unaudited Quarter To 30 June 2004 R'000	Unaudited Quarter To 31 Mar 2004 R'000	Unaudited Quarter To 30 June 2003 R'000	Audited Year To 31 Dec 2003 R'000	Unaudited 6 Months To 30 June 2004 R'000	Unaudited 6 Months To 30 June 2003 R'000
Cash Flow (Utilised By)/Generated From :-						
Operating Activities	(5,074)	4,497	(2,592)	(44,813)	(15,576)	6,529
Investing Activities	(10,319)	(5,326)	(53,595)	(17,787)	(15,645)	(184,911)
Financing Activities	20,351	(4,433)	50,224	74,440	30,917	119,648
Net Increase/(Decrease) In Cash And Cash Equivalents	4,958	(5,262)	(5,963)	11,840	(304)	(58,734)
Cash & Cash Equivalents At Beginning Of Period	(2,322)	2,940	16,356	(8,900)	2,940	69,127
Cash & Cash Equivalents At End Of Period	2,636	(2,322)	10,393	2,940	2,636	10,393

Statement Of Changes In Equity:-	Share Capital R'000	Share Premium R'000	Accum Profit/(Loss) R'000	Total Equity R'000
Balance At 31st December 2002	3,467	315,604	24,561	343,632
Issued During The Period	305	-	-	305
Share Premium	-	67,760	-	67,760
Net Loss After Taxation	-	-	(46,396)	(46,396)
Balance At 30th June 2003	3,772	383,364	(21,835)	365,301
Issued During The Period	447	-	-	447
Share Premium	-	111,686	-	111,686
Net Loss After Taxation	-	-	(363,226)	(363,226)
Balance At 31st December 2003	4,219	495,050	(385,061)	114,208
Issued During The Period	45	-	-	45
Share Premium	-	7,821	-	7,821
Net Loss After Taxation	-	-	(8,690)	(8,690)
Balance At 31st March 2004	4,264	502,871	(393,751)	113,384
Issued During The Period	30	-	-	30
Share Premium	-	2,705	-	2,705
Net Loss After Taxation	-	-	(6,343)	(6,343)
Balance At 30th June 2004	4,294	505,576	(400,094)	109,776

Supplementary Information:-	Unaudited Quarter To 30 June 2004 R'000	Unaudited Quarter To 31 Mar 2004 R'000	Unaudited Quarter To 30 June 2003 R'000	Audited Year To 31 Dec 2003 R'000	Unaudited 6 Months Ended 30 June 2004 R'000	Unaudited 6 Months Ended 30 June 2003 R'000
Capital Commitments	1,100	500	8,000	2,000	1,100	8,000
Capital Expenditure	10,736	9,442	52,301	115,166	20,178	78,906
Asset Finance Leases:-	24,489	25,451	30,977	26,810	24,489	30,977
Less:- Short-term Portion	(9,217)	(9,303)	(6,553)	(9,452)	(9,217)	(6,553)
	15,272	16,148	24,424	17,358	15,272	24,424
The above finance leases are repayable over periods varying from one to five years and bear interest at an average rate of 10.85%						
Loan - Heap Leach Plant:-	8,515	8,924	8,924	8,924	8,515	8,924
The above loan is repayable in 2005 and bears interest at a rate of 15.25%.						
Loan - Nedbank:-	44,226	45,000	67,400	54,799	44,226	67,400
Less: - Short-term Portion	(44,226)	(20,000)	(25,000)	(20,000)	(44,226)	(25,000)
	-	25,000	42,400	34,799	-	42,400
The above is a three year facility and bears interest at a rate of Jibar plus a margin of 4% decreasing to 3%. A new facility agreement has been negotiated with Nedcor.						
Loan - Randgold:-	35,985	-	-	-	35,985	-
	59,772	50,072	75,748	62,459	59,772	75,748

Interest is at 1.5% above prime overdraft rate, and will be repaid by Aflease on the last day of the twelve month period following the closure of the Randgold share swap transaction (as announced on 2 August 2004) by one of the following methods at the election of Randgold:

1. Conversion of the loan at a share price of R2.75 per Aflease ordinary share plus a three year option with an exercise price of R3.50 per Aflease ordinary share.
2. Conversion of the loan at an Aflease ordinary share price equal to 90% of the 30-day trade weighted average share price. Randgold has committed not to trade in Aflease shares for a period of 60 days leading up to conversion date.

The loan will be secured by way of pledge of approximately 5 million Randgold swap shares. Randgold has agreed to release the pledge on instruction of Aflease for purposes of raising funds to satisfy Aflease's cash flow requirements. The transaction is subject to shareholders approval and a detailed circular was posted on 1 September 2004. Shareholders are also referred to the announcement made on 2 August 2004.

Security:-

1. The loan for the heap-leach plant is secured by movable equipment limited to R8m, bond over mineral rights for an amount of R11m and by a pledge and cession of all short-term insurance policies covering the Heap Leach plant.
2. The Nedbank loan facility is secured by a bond over mineral rights and the CIL plant as well as security over certain moveable assets.

Notes To The Financial Statements:-

1. The same accounting policies have been applied to the current year as were used in the prior year's Annual Financial Statements.
2. These interim financial results have been compiled in accordance with South African Statements of Generally Accepted Accounting Practice in South Africa, including accounting standard AC127, " Interim Financial Reporting".
3. No dividend has been proposed or declared for the period under review.
4. Segmental Reporting - The Group operates in two geographical areas, the East Rand, Gauteng, South Africa, and Klerksdorp, North West Province, South Africa. The bulk of the capital expenditure was incurred on the Bonanza South development project. The other areas of activity include the corporate office and maintaining the New Kleinfontein property in the East Rand. Gold revenue was generated from the Klerksdorp operations, whereas the sundry revenue consisting of royalties received originated from the East Rand area.
5. Subsequent Events - Aflease entered into the share swap and loan agreements to facilitate the continuation and funding of its high margin gold and extended uranium assets. In terms of the share swap agreement, Aflease acquires 9,4 million Randgold shares of R0.01 each, fully paid up, against the issue and allotment to Randgold of 94 million ordinary shares of R0,02 each, fully paid up, in the issued share capital of Aflease. The transaction is subject to shareholders approval and a detailed circular was posted on 1 September 2004. Shareholders are also referred to the announcement made on 2 August 2004.
6. Sundry revenue consists of royalties received from the Grootvlei Mines (Proprietary) Limited.

On Behalf of the board

D J Nortier, Chairman
N J Froneman, Chief Executive Officer

Johannesburg
2 September 2004

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to what action you should take arising from this circular, please consult your CSDP, broker, attorney, banker or other professional advisor immediately.

Action required

- If you have disposed of all your ordinary shares, please forward this circular to the purchaser of such ordinary shares or to the broker, banker or other agent through whom the disposal was effected.
- Ordinary shareholders are referred to page 6 of this circular, which sets out the action required to be taken by them.

---

aflease

The Afrikander Lease Limited

THE AFRIKANDER LEASE LIMITED

(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration number 1921/006955/06)
Share code: AFL ISIN: ZAE 000000253
("Aflease" or "the Company")

Circular to ordinary shareholders

regarding

- **an increase in the authorised ordinary share capital of Aflease from R6 000 000 comprising 300 000 000 ordinary shares of 2 cents each to R10 000 000 comprising 500 000 000 ordinary shares of 2 cents each;**
- **a grant of authority to place the new authorised but unissued ordinary shares in the ordinary share capital of the Company under the control of the directors;**
- **the transaction entered into between Aflease and Randgold in terms of which Aflease will issue 94 000 000 ordinary shares to Randgold in exchange for 9 400 000 Randgold shares; and**
- **waiver of any mandatory offer to be made by the concert parties if required in terms of the Code in the case of a change of control in Aflease pursuant to the share swap and the Randgold loan conversion;**

and incorporating

- **revised listing particulars in accordance with the Listings Requirements of the JSE;**
- **a notice of general meeting to ordinary shareholders; and**
- **a form of proxy (for use by certificated ordinary shareholders and dematerialised ordinary shareholders with "own name" registration only).**

Investment bank and sponsor

NEDBANK CAPITAL

Attorneys

WERKSMANS INCORPORATED
(Reg. No. 1990/007215/21)

Independent professional expert

ERNST & YOUNG
EY Corporate Finance (Pty) Ltd
(Registration number 2000/031575/07)

Independent reporting accountants

PRICEWATERHOUSECOOPERS
PricewaterhouseCoopers Inc
Chartered Accountants (SA)
Registered Accountants and Auditors
(Registration no 1998/012055/21)

Independent technical advisors

Date of issue: 1 September 2004

TABLE OF CONTENTS

SALIENT FEATURES

These salient features provide an outline of the increase in the authorised ordinary share capital of Aflease, placing of the new authorised but unissued ordinary shares under the control of directors, the share swap, the Randgold loan, the Randgold loan conversion, the share pledge and the waiver of any mandatory offer, and should be read in conjunction with this circular as a whole. The definitions commencing on page 7 of this circular have, where necessary, been used in these salient features.

1. INTRODUCTION TO THE SHARE SWAP AND THE RANDGOLD LOAN

- it was announced on SENS on 2 August 2004 that Aflease and Randgold have agreed, subject to certain conditions precedent, that Aflease will acquire 9 400 000 ordinary shares of 1 cent each, fully paid up, in the issued share capital of Randgold against the allotment and issue to Randgold of 94 000 000 ordinary shares of 2 cents each, fully paid up, in the issued share capital of Aflease. Based on the closing price of Aflease shares on the JSE on 29 July 2004, the value of the share swap amounts to approximately R125 000 000;
- Randgold will also make available a R50 000 000 loan facility to Aflease, which outstanding balance on the Randgold loan can be repaid as follows:
  - issue of ordinary shares at R2.75 per ordinary share plus a three-year American option with an exercise price of R3.50 per ordinary share for each ordinary share issued at R2.75 per ordinary share, as settlement of the outstanding balance on the Randgold loan; or
  - issue of ordinary shares at a price equal to 90% of the 30-day trade weighted average price of ordinary shares at the date that the outstanding balance on the Randgold loan is repaid;

Randgold may elect to have the Randgold loan settled by either one of the two alternatives at the end of the 12-month period following the closure of the share swap. The share swap will result in Aflease initially holding an equity interest in Randgold of approximately 12.5% and Randgold's direct interest in Aflease increasing from 3% to approximately 33%, prior to the Randgold loan conversion.

Unaudited pro forma financial effects of the share swap, the Randgold loan and the Randgold loan conversion are set out below:

Per ordinary share	Before[1]	After the share swap	After the share swap and the Randgold loan	After the share swap, the Randgold loan and the Randgold loan conversion[2]	Percentage change
Basic (loss)/earnings (cents)[3]	(217.40)	78.59	78.59	(130.37)	40.0
Fully diluted basic (loss)/earnings (cents)[3]	(208.53)	78.59	78.59	(126.99)	39.1
Headline loss (cents)[3]	(95.16)	(58.80)	(59.51)	(53.75)	43.5
Fully diluted headline loss (cents)[3]	(91.28)	(57.18)	(57.87)	(52.36)	42.6
NAV (cents)[4]	54.14	140.36	141.06	89.61	65.5
Tangible NAV (cents)[4]	54.14	136.49	137.17	89.61	65.5
Weighted average shares in issue ('000)	188 421	304 952	304 952	300 603	
Shares in issue ('000)	210 952	282 421	282 421	323 134	

Notes:

1. Based on the audited results of Aflease for the year ended 31 December 2003.
2. Represents the pro forma effects of the share swap, the Randgold loan and the Randgold loan conversion based on the assumptions set out below.

3. The pro forma effects on basic loss and headline loss per ordinary share after the share swap, the Randgold loan and the Randgold loan conversion are based on the following assumptions:
   (a) the share swap, the Randgold loan and the Randgold loan conversion were effective on 1 January 2003;
   (b) the Randgold swap shares were all placed at R13.50 per share on 1 January 2003 and the proceeds utilised as follows:
      (i) R55 million to settle debt; and
      (ii) the balance, net of costs, placed on call, earning interest at 9% before tax; and
   (c) the Randgold loan, net of costs, was placed on call, earning interest at 9% before tax and was repaid on 1 January 2003 through the issue of ordinary shares at R2.75 per ordinary share. No account has been made for the effect of the option due to the uncertainty surrounding the take-up of such option. Should the American option of issuing ordinary shares at 90% of the 30-day trade weighted average price of ordinary shares be elected and such price is below R2.75, then such issue will have a dilutionary effect on the pro forma effects presented above.
4. The pro forma effects on net asset and tangible net asset value per ordinary share of the share swap, the Randgold loan and the Randgold loan conversion are based on the following assumptions:
   (a) the share swap, the Randgold loan and the Randgold loan conversion were effective 31 December 2003; and
   (b) the Randgold swap shares were all placed at R13.50 per share on 1 January 2003 and the proceeds utilised as follows:
      (i) R55 million to settle debt; and
      (ii) the balance, net of costs, placed on call earning interest at 9% before tax.
5. The Randgold loan was placed on call and was repaid on 1 January 2003 through the issue of ordinary shares at R2.75 per ordinary share. No account has been made for the effect of the American option due to the uncertainty surrounding the take-up of such option. Should the American option of issuing ordinary shares at 90% of the 30-day trade weighted average price of ordinary shares be elected and such price is below R2.75, then such issue will have a dilutionary effect on the pro forma effects presented above.

2. CONDITIONS PRECEDENT

The share swap and the Randgold loan are subject to the fulfilment of, *inter alia*, the following conditions precedent:

- ordinary shareholders approving the increase in authorised share capital;
- the grant of authority by ordinary shareholders to place the new authorised but unissued ordinary shares in the ordinary share capital of the Company under the control of directors;
- independent ordinary shareholders approving the share swap and the Randgold loan; and
- independent ordinary shareholders approving the waiver of a mandatory offer by the concert parties to the independent ordinary shareholders as a result of the concert parties acquiring more than 35% of the ordinary shares following the share swap and the Randgold loan conversion.

Nedbank Capital has provided it's consent to the share swap and the Randgold loan.

Aflease has, as at the last practicable date, received irrevocable undertakings from ordinary shareholders, holding 86 398 019 ordinary shares and equating to approximately 41% of the ordinary shares in issue, which are eligible to vote at the general meeting of ordinary shareholders.

3. INCREASE IN AUTHORISED ORDINARY SHARE CAPITAL

In order to provide for a sufficient number of new ordinary shares to implement the share swap and the Randgold loan conversion, the Board proposes that the Company's authorised ordinary share capital be increased from R6 000 000 comprising 300 000 000 ordinary shares of 2 cents each, to R10 000 000 comprising 500 000 000 ordinary shares of 2 cents each.

The special resolution, approving the proposed increase to the authorised ordinary share capital of the Company is subject to the approval of 75% of ordinary shareholders present, or represented by proxy, at the general meeting.

4. PLACING THE AUTHORISED BUT UNISSUED ORDINARY SHARES UNDER THE CONTROL OF THE DIRECTORS

The Board proposes a grant of authority by ordinary shareholders to the directors to place the 286 760 595 new authorised but unissued ordinary shares under their control to allot and issue these shares for the purposes envisaged in paragraph 3 above, on such terms and conditions and at such times as they deem fit, subject to the provisions of the Companies Act and the Listings Requirements. This authority will remain in place until the next annual general meeting of ordinary shareholders.

5. WAIVER OF THE MANDATORY OFFER

The share swap and the Randgold loan conversion will result in the concert parties acquiring more than a 35% equity interest in Aflease. The SRP has agreed to dispense with the requirement for an offer to be extended to the independent ordinary shareholders provided that, pursuant to the share swap and the Randgold loan conversion, a resolution is passed by a majority of independent votes i.e. excluding the vote of Randgold and/or Viking Pony and/or Trinity and/or Kabusha and any of their subsidiaries but not including clients of Trinity who hold ordinary shares over which Trinity exercises no influence, at a general meeting of ordinary shareholders to waive the requirement for an offer to be extended to the independent ordinary shareholders. Accordingly, at the general meeting, the independent ordinary shareholders will be requested to vote in favour of a resolution to be passed to provide for a waiver of a mandatory offer to the independent ordinary shareholders as it would be required in terms of rule 8.7 of the Code.

When ordinary shareholders pass this resolution, they must be aware of the fact that the share swap and the Randgold loan conversion will result in the concert parties acquiring approximately a 47% equity interest in Aflease and that they will be able to exercise their control and increase their overall interest without incurring any further obligation under Rule 8.1 of the Code, to make a mandatory offer, save as stated below in terms of the irrevocable undertaking by Randgold.

There are no special arrangements between the concert parties in terms of which they will intentionally acquire an equity interest in Aflease.

Independent Aflease ordinary shareholders are advised that a general meeting will be held at 10:00 on Thursday, 23 September 2004 at Block A, Empire Park, 55 Empire Road, Parktown, Johannesburg, to approve the waiver of a mandatory offer to independent ordinary shareholders as required by the Code.

Irrevocable undertaking by Randgold

Randgold and the Associates hereby irrevocably and unconditionally undertake in favour of the ordinary shareholders that, in the event that the ordinary shareholders shall have waived the above mentioned mandatory offer, and in the event that Randgold and/or the Associates, or any of them, shall acquire ordinary shares which shall bring about the position that Randgold and/or the Associates, or any of them, shall be the beneficial and registered owners of an aggregate of 50% or more of the ordinary shares then Randgold and/or the Associates, or any of them, shall extend an offer to the ordinary shareholders other than Randgold and/or the Associates, to acquire all of their ordinary shares.

SALIENT DATES AND TIMES

The definitions commencing on page 7 of this circular have, where necessary, been used below.

	2004
Forms of proxy for the general meeting to be received by 10:00 on	Tuesday, 21 September
General meeting at 10:00 on	Thursday, 23 September
Results of the general meeting announced on SENS on	Thursday, 23 September
Results of the general meeting published in the press on	Monday, 27 September

Note:

The above dates and times are subject to change. Changes will be published on SENS and in the South African press, where required.

Copies of this circular will be available for inspection during normal business hours at the registered and business address of Aflease, from the date of this circular, up to and including Thursday, 23 September 2004.

The definitions commencing on page 7 of this circular apply *mutatis mutandis* to the following action required by ordinary shareholders.

Action required by ordinary shareholders in terms of the general meeting

Please take careful note of the following provisions regarding the action required by ordinary shareholders:

1. If you are in any doubt as to what action you should take in relation to this circular, consult your CSDP, broker, attorney, banker or other professional adviser immediately.
2. If you have disposed of all of your ordinary shares, this circular should be handed to the purchaser of such ordinary shares or the broker, attorney, banker, or other agent through whom the disposal was effected.
3. This circular contains information relating to an increase in Aflease's authorised ordinary share capital, the grant of authority to place the authorised but unissued ordinary shares under the control of the directors, the share swap, the Randgold loan, the Randgold loan conversion, the realisation of the Randgold swap shares and the waiver of any mandatory offer to be made by the concert parties, if any, in case of a change of control in Aflease pursuant to the share swap and the Randgold loan conversion. You should carefully read through this circular and decide how you wish to vote on the increase in authorised ordinary share capital, the grant of authority to place the authorised but unissued ordinary shares under the control of the directors, the share swap, the Randgold loan and the waiver of any mandatory offer to be made by the concert parties, if any, in case of a change of control in Aflease pursuant to the share swap and the Randgold loan conversion.
4. The general meeting, convened in terms of the notice incorporated in this circular, will be at Block A, Empire Park, 55 Empire Road, Parktown, Johannesburg, 2193, on Thursday, 23 September 2004, commencing at 10:00.
5. **If you hold certificated or own-name dematerialised ordinary shares**
   - 5.1 You are entitled to attend, or be represented by proxy, at the general meeting.
   - 5.2 If you are unable to attend the general meeting, but wish to be represented thereat, you must complete and return the attached form of proxy, in accordance with the instructions contained therein, to be received by the transfer secretaries, Computershare Investor Services 2004 (Pty) Limited, Ground Floor, 70 Marshall Street, Johannesburg 2001 (PO Box 61051, Marshalltown 2107) by no later than 10:00 on Tuesday, 21 September 2004.
6. **If you have dematerialised your ordinary shares and do not have "own-name" registration**
   - 6.1 You are entitled to attend, or be represented by proxy, at the general meeting. You must not, however, complete the attached form of proxy.
   - 6.2 If your CSDP or broker does not contact you, you are advised to contact your CSDP or broker and provide them with your voting instructions. If your CSDP or broker does not obtain instructions from you, they will be obliged to act in terms of your mandate furnished to them.
   - 6.3 You must advise your CSDP or broker timeously if you wish to attend, or be represented at the general meeting.
   - 6.4 If you do wish to attend at the general meeting, your CSDP or broker will be required to issue the necessary Letter of Representation to you to enable you to attend the general meeting.

DEFINITIONS

In this circular, unless otherwise stated or the context otherwise indicates, the words in the first column shall have the meanings stated opposite them in the second column and words in the singular shall include the plural and *vice versa*. Words importing natural persons shall include corporations and associations of persons and an expression denoting any gender shall include the other genders:

"Aflease swap share"	94 000 000 ordinary shares of 2 cents each, fully paid-up, in the issued share capital of Aflease in terms of the share swap in exchange for the Randgold swap shares;
"Aflease" or "the Company"	The Afrikander Lease Limited (Registration number 1921/006955/06), a public company incorporated in South Africa the ordinary shares of which are listed on the JSE;
"American option"	an option which gives the holder of the option the right to exercise the option at any time during the period of the option;
"Associates"	JCI and all companies in which either Randgold or JCI shall from time to time hold a direct or indirect interest of not less than 25%, and specifically excludes Kabusha and Trinity;
"the Board" or "directors"	the board of directors of Aflease as reflected in paragraph 5 of the revised listing particulars forming part of this circular;
"Bonanza South project"	Aflease's underground gold project currently being developed in the Klerksdorp area which is scheduled to commence production during the 2nd quarter of 2005, more details of which are contained in the Competent Person's Report which is attached to this circular as Annexure 11;
"business day"	any day other than a Saturday, Sunday or official public holiday in South Africa;
"certificated shareholders"	ordinary shareholders who hold certificated ordinary shares;
"certificated shares"	ordinary shares held as share certificates or other documents of title;
"circular"	this bound document, dated 1 September 2004, including all annexures, the notice of general meeting and the form of proxy, where applicable;
"closure of the share swap"	the fulfilment of the conditions precedent to the share swap and the listing of the Randgold swap shares and the Aflease swap shares on the JSE;
"Code"	the SRP Code on Take-overs and mergers, established in terms of section 440B of the Companies Act;
"common monetary area"	collectively, South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland;
"Companies Act"	Companies Act, 1973 (Act 61 of 1973), as amended;
"concert parties"	Randgold and/or Viking Pony and/or Trinity and/or Kabusha and any of their subsidiaries, excluding clients of Trinity who hold ordinary shares over which Trinity exercises no influence, being those ordinary shareholders deemed by the SRP as concert parties in terms of the Code in relation to the share swap, the Randgold loan and the Randgold loan conversion;
"CSDP"	a Central Securities Depository Participant with whom dematerialised ordinary shareholders have entered into an agreement governing their relationship in terms of the Custody and Administration of Securities Act, 1992 (Act 85 of 1992);

"dematerialised ordinary shareholders"	ordinary shareholders who hold dematerialised ordinary shares;
"dematerialised ordinary shares"	those ordinary shares that have been incorporated into the STRATE system and which are held on the Company's sub-ledger in electronic form in terms of the Custody and Administration of Securities Act, 1992 (Act 85 of 1992);
"general meeting"	the general meeting of ordinary shareholders to be held at the business address of Aflease at 10:00 on Thursday, 23 September 2004 at Block A, Empire Park, 55 Empire Road, Parktown, Johannesburg, 2193;
"Group"	Aflease and all its subsidiaries and associate companies;
"independent ordinary shareholders"	ordinary shareholders, other than the concert parties;
"JSE"	the JSE Securities Exchange South Africa;
"JCI"	JCI Limited (Registration number 1894/000854/06), a public company incorporated in South Africa and ordinary shares of which are listed on the JSE;
"Kabusha"	Kabusha Mining and Finance (Pty) Limited (Registration number 2003/010722/07), a private company incorporated in South Africa;
"last practicable date"	27 August 2004, the last practicable date prior to the finalisation of this circular;
"Listings Requirements"	the Listings Requirements of the JSE, as amended from time to time;
"mandatory offer"	any mandatory offer to be made by the concert parties if required, in terms of the Code in case of a change in control in Aflease pursuant to the share swap and the Randgold loan conversion;
"Modder East project"	Aflease's underground gold project on the East Rand for which an independent pre-feasibility study was recently completed and which Aflease expects to bring into production over the next 24 months more details of which are contained in the Competent Person's Report which is attached to this circular as Annexure 11;
"Nedbank Capital"	Nedbank Capital, a division of Nedbank Limited (registration number 1951/000009/06), a public company incorporated in South Africa the ordinary shares of which are listed on the JSE;
"Nedbank Capital loan"	the current loan facility provided to Aflease by Nedbank Capital;
"Nedbank Capital share pledge"	the pledge by Aflease of 4 308 000 Randgold swap shares as security for the Nedbank Capital loan;
"new ordinary shares"	new Aflease ordinary shares to be issued in terms of the share swap and the Randgold loan conversion;
"ordinary shares"	ordinary shares in the issued ordinary share capital of Aflease with a par value of 2 cents each;
"ordinary shareholders"	registered holders of ordinary shares from time to time;
"option"	the three-year American option given to Randgold in terms of the Randgold loan that will allow Randgold to take up one ordinary share at R3.50 per ordinary share for each ordinary share issued at R2.75 per ordinary share as settlement for the outstanding balance on the Randgold loan;
"prime"	the publicly quoted prime rate of interest of The Standard Bank of South Africa Limited, nominal annual compounded monthly in arrears;
"Randgold"	Randgold & Exploration Company Limited (Registration number 1992/005642/06), a public company incorporated in South Africa the ordinary shares of which are listed on the JSE;

"the Randgold loan"	the loan facility of R50 000 000, of which R45 000 000 has already been drawn down as at the last practicable date, advanced by Randgold to the Company bearing interest at prime plus 1.5%, which outstanding balance, including interest, on the loan facility is payable on the last day of the 12-month period following closure of the share swap in terms of the Randgold loan conversion;
"the Randgold loan conversion"	the repayment of the outstanding balance, on the Randgold loan at Randgold's election through either the issue of sufficient ordinary shares at R2.75 per ordinary share plus the option or through the issue of ordinary shares at 90% of the 30-day trade weighted average price of ordinary shares at the date that the outstanding balance on the Randgold loan is repaid;
"Randgold share pledge"	the pledge by Aflease of 5 092 000 Randgold swap shares as security for the Randgold loan;
"Randgold swap shares"	9 400 000 ordinary shares of 1 cent each, fully paid-up, in the issued share capital of Randgold received by Aflease in terms of the share swap in exchange for the Aflease swap shares;
"SENS"	the Securities Exchange News Service of the JSE;
"share swap"	the share swap between Aflease and Randgold in terms of which Aflease will issue 94 000 000 ordinary shares to Randgold in exchange for 9 400 000 Randgold shares, which share swap is deemed by the JSE as a specific issue of shares for cash;
"South Africa"	the Republic of South Africa;
"SRP"	Securities Regulation Panel;
"STRATE"	STRATE Limited (Registration number 1998/022248/06), a public company incorporated in South Africa, the electronic clearing and share settlement system used by the JSE;
"transfer secretaries" or "Computershare"	Computershare Investor Services 2004 (Pty) Limited (Registration number 2004/006082/07);
"Trinity"	Trinity Holdings (Proprietary) Limited (Registration number 2000/005029/07), a private company, incorporated in South Africa; and
"Viking Pony"	Viking Pony (Proprietary) Limited (Registration number 2003/015623/07), a private company, incorporated in South Africa.

THE AFRIKANDER LEASE LIMITED

(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration number 1921/006955/06)
Share code: AFL ISIN: ZAE 000000253

Directors

N J Froneman *(CEO)*
K V Dicks*
K B K Jones *(COO)*
F Lips*#
J Nortier *(Chairman)**
J M Sibley*+
M Steyn *(CFO)*

* Non-executive
# Swiss
+ Canadian

CIRCULAR TO ORDINARY SHAREHOLDERS

1. INTRODUCTION

Ordinary shareholders were advised in an announcement on 12 February 2004 and in the 2003 Annual Report that Aflease had concluded agreements with Randgold in terms of which Randgold would:

- subscribe for 24 million ordinary shares at a total price of R82,5 million and receive an option to subscribe for further ordinary shares; and
- underwrite a R100 million Aflease rights offer.

The changing market conditions, principally driven by the decreasing Rand gold price have resulted in Aflease and Randgold having to re-negotiate the terms of the funding agreements as set out above. As such Aflease and Randgold have agreed, subject to certain conditions precedent, that:

- Aflease will acquire 9 400 000 new ordinary shares of 1 cent each, fully paid up, in the issued share capital of Randgold against the allotment and issue to Randgold of 94 000 000 new ordinary shares of 2 cents each, fully paid up, in the issued share capital of Aflease. Based on the closing price of Aflease shares on the JSE on 29 July 2004, the value of the share swap amounts to approximately R125 000 000;
- Randgold will also make available a R50 000 000 loan facility to Aflease.

Randgold may elect to have the Randgold loan settled by either one of the two alternatives at the end of the 12-month period following the closure of the share swap.

2. THE PURPOSE OF THIS CIRCULAR

The purpose of this circular is:

- to provide ordinary shareholders with relevant information regarding the share swap and the Randgold loan and implications thereof;
- to convene a general meeting of ordinary shareholders, in terms of the notice of general meeting forming part of this circular, at which meeting ordinary shareholders are required to vote to approve the special resolution to increase the authorised ordinary share capital from R6 000 000 comprising 300 000 000 ordinary shares of 2 cents each to R10 000 000 comprising 500 000 000 ordinary shares of 2 cents each, to approve the ordinary

resolution to grant authority to place the new authorised but unissued ordinary shares under the control of the directors and to allow only the independent ordinary shareholders to vote to approve the ordinary resolutions that would be required to implement the share swap, the Randgold loan and the waiver of any mandatory offer to be made by the concert parties if required in terms of the Code in the case of a change of control in Aflease pursuant to the share swap and the Randgold loan conversion.

3. TERMS OF THE SHARE SWAP

Aflease will acquire the Randgold swap shares against the allotment and issue to Randgold of the Aflease swap shares. Aflease will make the Randgold share pledge and Nedbank share pledge as security for the due and punctual settlement by Aflease to Randgold and Nedbank Capital of all amounts due and owing by Aflease to Randgold in terms of the Randgold loan and to Nedbank Capital in terms of the Nedbank Capital loan, respectively.

Aflease intends to dispose of the Randgold swap shares in a commercially prudent manner, in consultation with Randgold. Arrangements have been put in place to facilitate the efficient placement of the Randgold swap shares without unnecessary short-term disruption of the Randgold share price. The placement of the shares is expected to be completed by February 2005, however Aflease and Randgold can agree, in writing to, accelerate the timing of the placement.

4. TERMS OF THE RANDGOLD LOAN

The R50 000 000 loan facility attracts interest at a 1.5% margin above the prime interest rate, is secured in terms of the Randgold share pledge and the outstanding balance on the loan will be repaid by Aflease on the last day of the 12-month period following the closure of the share swap by one of the following methods at the election of Randgold:

- conversion of the outstanding balance on the Randgold loan at a share price of R2.75 per ordinary share plus one three-year American option with an exercise price of R3.50 per ordinary share for each ordinary share issued at R2.75 per ordinary share as settlement of the outstanding balance on the Randgold loan. The exercise of the option will inject additional cash into Aflease of approximately R72 million. The conversion of the Randgold loan and the exercise of the option will increase Randgold's direct shareholding in Aflease to approximately 41%; or
- the issue of ordinary shares at a price equal to 90% of the 30-day trade weighted average price of ordinary shares at the date that the outstanding balance on the Randgold loan is settled.

The share swap will result in Aflease holding an equity interest in Randgold of approximately 12.5%, prior to the realisation of the Randgold swap shares and Randgold's interest in Aflease will increase to approximately 33%, prior to the Randgold loan conversion.

5. THE PLEDGE BY AFLEASE OF THE RANDGOLD SWAP SHARES AS SECURITY FOR THE RANDGOLD LOAN AND THE NEDBANK CAPITAL LOAN

Aflease will pledge 4 308 000 Randgold swap shares as security for the Nedbank Capital loan and 5 092 000 Randgold swap shares will be pledged to Randgold as security for the due and punctual settlement by Aflease to Randgold of all the amounts due and owing by Aflease to Randgold in terms of the Randgold loan.

6. RATIONALE FOR THE SHARE SWAP AND THE RANDGOLD LOAN

Aflease has been positioning the Company since the third quarter of 2003 to sustain its business in a strong Rand environment. This strategy resulted in the temporary closure of Aflease's marginal open cast operations and continued development of the Company's high margin gold assets of the Bonanza South mine and the Modder East project.

Bonanza South requires further capital funding and is expected to start producing gold during the 2nd quarter of 2005. Modder East requires funding to complete a bankable feasibility study. Aflease also owns a number of other prospective gold targets which will be explored in a value accretive manner.

The Company believes that the uranium market is in the early phase of a long-term upward trend. Aflease owns a world class uranium resource and as such it is imperative to fast track the uranium project. The first phase will be to complete a pre-feasibility study for which capital is also required.

The Company will also retire its long term debt from Nedbank Capital, the terms of which are currently the subject of negotiation with Nedbank Capital.

7. CONDITIONS PRECEDENT

The share swap and the Randgold loan are subject to the fulfilment of, *inter alia*, the following conditions precedent:

- ordinary shareholders approving the increase in the Company's authorised share capital;
- the grant of authority by ordinary shareholders to place the new authorised but unissued ordinary shares in the ordinary share capital of the Company under the control of the directors;
- independent ordinary shareholders approving the share swap and the Randgold loan; and
- independent ordinary shareholders approving the waiver of a mandatory offer by Randgold to the independent ordinary shareholders as a result of the concert parties acquiring more than 35% of the ordinary shares following the share swap and the Randgold loan conversion.

Nedbank Capital has provided its consent to the share swap and the Randgold loan.

Aflease has, as at the last practicable date, received irrevocable undertakings from ordinary shareholders, holding 86 398 019 ordinary shares and equating to approximately 41% of the ordinary shares in issue, which are eligible to vote at the general meeting of ordinary shareholders.

8. WARRANTIES

The parties to the share swap and the Randgold loan have provided certain warranties, which are normal for legal agreements of this nature.

9. OTHER TERMS

The remaining terms and conditions of the share swap and the Randgold loan are standard for transactions of this nature.

10. FINANCIAL EFFECTS

The unaudited financial effects of the share swap, the Randgold loan and the Randgold loan conversion, based on the published consolidated audited results of Aflease for the year ended 31 December 2003, are set out below. The *pro forma* financial information has been prepared for illustrative purposes only and because of its nature may not give a true picture of Aflease's financial position and results of operations.

Per ordinary share	Before[1]	After the share swap	After the share swap and the Randgold loan	After the share swap, the Randgold loan and the Randgold loan conversion[2]	Percentage change
Basic (loss)/earnings (cents)[3]	(217.40)	78.59	78.59	(130.37)	40.0
Fully diluted basic (loss)/earnings (cents)[3]	(208.53)	78.59	78.59	(126.99)	39.1
Headline loss (cents)[3]	(95.16)	(58.80)	(59.51)	(53.75)	43.5
Fully diluted headline loss (cents)[3]	(91.28)	(57.18)	(57.87)	(52.36)	42.6
NAV (cents)[4]	54.14	140.36	141.06	89.61	65.5
Tangible NAV (cents)[4]	54.14	136.49	137.17	89.61	65.5
Weighted average shares in issue ('000)	188 421	304 952	304 952	300 603	
Shares in issue ('000)	210 952	282 421	282 421	323 134	

Notes:

1. Based on the audited results of Aflease for the year ended 31 December 2003.
2. Represents the pro forma effects of the share swap, the Randgold loan and the Randgold loan conversion based on the assumptions set out below.
3. The pro forma effects on basic loss and headline loss per ordinary share after the share swap, the Randgold loan and the Randgold loan conversion are based on the following assumptions:

(a) the share swap, the Randgold loan and the Randgold loan conversion were effective on 1 January 2003;
(b) the Randgold swap shares were all placed at R13.50 per share on 1 January 2003 and the proceeds utilised as follows:
  (i) R55 million to settle debt; and
  (ii) the balance, net of costs, placed on call, earning interest at 9% before tax; and
(c) the Randgold loan, net of costs, was placed on call, earning interest at 9% before tax and was repaid on 1 January 2003 through the issue of ordinary shares at R2.75 per ordinary share. No account has been made for the effect of the American option due to the uncertainty surrounding the take-up of such option. Should the American option of issuing ordinary shares at 90% of the 30-day trade weighted average price of ordinary shares be elected and such price is below R2.75, then such issue will have a dilutionary effect on the pro forma effects presented above.

4. The pro forma effects on net asset and tangible net asset value per ordinary share of the share swap, the Randgold loan and the Randgold loan conversion are based on the following assumptions:
  (a) the share swap, the Randgold loan and the Randgold loan conversion were effective 31 December 2003; and
  (b) the Randgold swap shares were all placed at R13.50 per share on 1 January 2003 and the proceeds utilised as follows:
    (i) R55 million to settle debt; and
    (ii) the balance, net of costs, placed on call earning interest of 9% before tax.
5. The Randgold loan was placed on call and was repaid on 1 January 2003 through the issue of ordinary shares at R2.75 per ordinary share. No account has been made for the effect of the American option due to the uncertainty surrounding the take-up of such option. Should the American option of issuing ordinary shares at 90% of the 30-day trade weighted average price of ordinary shares be elected and such price is below R2.75, then such issue will have a dilutionary effect on the pro forma effects presented above.

11. INCREASE IN AUTHORISED ORDINARY SHARE CAPITAL

In order to provide for a sufficient number of new ordinary shares to implement the share swap and the Randgold loan conversion, the Board proposes that the Company's authorised ordinary share capital be increased from R6 000 000 comprising 300 000 000 ordinary shares of 2 cents each, to R10 000 000 comprising 500 000 000 ordinary shares of 2 cents each.

The special resolution, approving the proposed increase to the authorised ordinary share capital of the Company is subject to the approval of 75% of ordinary shareholders present, or represented by proxy, at the general meeting.

12. PLACING THE AUTHORISED BUT UNISSUED ORDINARY SHARES UNDER THE CONTROL OF THE DIRECTORS

The Board proposes a grant of authority by ordinary shareholders to Aflease's directors to place the 286 760 595 newly authorised but unissued ordinary shares under the control of the directors to allot these shares for the purposes envisaged in paragraph 11 above, on such terms and conditions and at such times as they deem fit, subject to the provisions of the Companies Act and the Listings Requirements. This authority will remain in place until the next annual general meeting of ordinary shareholders.

13. WAIVER OF THE MANDATORY OFFER

The SRP has indicated that it may deem the concert parties as acting in concert in relation to their interests in Aflease. Neither of the concert parties wish to make a mandatory offer to the ordinary shareholders.

The share swap and the Randgold loan conversion will result in the concert parties increasing their interest in Aflease to above 35%. The SRP has agreed to dispense with the requirement for an offer to be extended to the independent ordinary shareholders provided that, pursuant to the share swap and the Randgold loan conversion, a resolution is passed by a majority of independent votes at the general meeting of independent ordinary shareholders to waive the requirement for an offer to be extended to the independent ordinary shareholders.

When ordinary shareholders pass this resolution, they must be aware of the fact that the share swap and the Randgold loan conversion will result in the concert parties acquiring approximately a 47% equity interest in Aflease and that they will be able to exercise their control and increase their overall interest without incurring any further obligation under Rule 8.1 of the Code, to make a mandatory offer, save as stated below in terms of the irrevocable undertaking by Randgold.

There are no special arrangements between the concert parties in terms of which they have intentionally acquired an equity interest in Aflease.

Ordinary shareholders are advised that a general meeting will be held at 10:00 on Thursday, 23 September 2004 at Block A, Empire Park, 55 Empire Road, Parktown, Johannesburg, to approve the waiver of a mandatory offer to the independent ordinary shareholders as required by the Code.

Irrevocable undertaking by Randgold

Randgold and its Associates hereby irrevocably and unconditionally undertake in favour of the ordinary shareholders that, in the event that the ordinary shareholders shall have waived the above mentioned mandatory offer, and in the event that Randgold and/or the Associates, or any of them, shall acquire ordinary shares which

shall bring about the position that Randgold and/or the Associates, or any of them, shall be the beneficial and registered owners of an aggregate of 50% or more of the ordinary shares then Randgold and/or the Associates, or any of them, shall extend an offer to the ordinary shareholders other than Randgold and/or the Associates, to acquire all of their ordinary shares.

14. UNAUDITED PRO FORMA FINANCIAL INFORMATION

The unaudited pro forma financial information set out below is provided for illustrative purposes only in order to illustrate the effects of the share swap, the Randgold loan and the Randgold loan conversion on Aflease's results and financial position. Due to the nature of the pro forma financial information, it may not give a fair reflection of Aflease's financial position or income going forward after the share swap, the Randgold loan and the Randgold loan conversion. An independent reporting accountants' report on the pro forma financial information of the share swap, the Randgold loan and the Randgold loan conversion is included as Annexure 9. The pro forma financial information is the responsibility of the directors.

14.1 Unaudited pro forma income statement

		Adjustments			
R'000	Before[1]	Note 3	Note 4	Note 5	After
Revenue	100 964	–	–	–	100 964
Working cost	(197 112)	–	–	–	(197 112)
Gross loss	(96 148)	–	–	–	(96 148)
Other net costs	(15 731)	–	–	–	(15 731)
Operating loss	(111 879)	–		–	(111 879)
Net finance costs	(9 270)	13 228	(2 000)	6 485	8 443
Impairment of long life assets	(230 325)	–	–	–	(230 325)
Write-down of heap leach and other stock items	(58 557)	–	(58 557)	–	–
Loss before taxation	(410 031)	13 228	(2 000)	6 485	(392 318)
Taxation	407	407	–	–	–
Net loss for year	(409 624)	13 228	(2 000)	6 485	(391 911)

Notes:

1. Extracted from the audited annual financial statements of Aflease for the year ended 31 December 2003.
2. The unaudited pro forma income statement is prepared on the following assumptions:
   - the share swap, the Randgold loan and the Randgold loan conversion were effective on 1 January 2003;
   - the Randgold swap shares were all placed at R13.50 per share and the proceeds were utilised to settle debt of R55 million and the balance, net of costs, attracts interest at 9% before tax; and
   - the Randgold loan of R50 million, net of costs, was placed on call, earning interest at 9% before tax and was repaid on 1 January 2003 through the issue of ordinary shares at R2.75 per ordinary share. No account has been made for the effect of the American option due to the uncertainty surrounding the take-up of such option. Should the American option of issuing ordinary shares at 90% of the 30-day trade weighted average price of ordinary shares be elected and such price is below R2.75, then such issue will have a dilutionary effect on the pro forma financial effects presented above.
3. Represents interest saving on the R55 million debt settled and interest earned on the balance of the proceeds from the placement of the Randgold swap shares.
4. Represents the net interest paid on the Randgold loan after interest received on the same amount placed on call.
5. Represents the reversal of interest paid on the Randgold loan following the Randgold loan conversion.

14.2 Unaudited pro forma balance sheet

R'000	Before[1]	Adjustments Note 3	Note 4	Note 5	After
ASSETS					
Non-current assets	227 443	–	–	–	227 443
Mining assets	214 930	–	–	–	214 930
Other investments	12 513	–	–	–	12 513
Current assets	35 805	70 670	50 000	(114)	156 361
Inventories	14 698	–		–	14 698
Receivables and pre-payments	8 539	–	–	–	8 539
Amounts owing by related third parties	86	–	–	–	86
Bank and cash balances	12 482	70 670	50 000	(114)	133 038
Total assets	263 248	70 670	50 000	(114)	383 804
EQUITY AND LIABILITIES					
Capital and reserves	114 208	125 469	–	49 886	289 563
Ordinary share capital	4 219	1 880	–	364	6 463
Share premium	495 050	123 589	–	49 522	668 161
Accumulated loss	(385 061)	–	–	–	(385 061)
Non-current liabilities	84 107	(34 799)	50 000	(50 000)	49 308
Interest bearing borrowings	63 391	(34 799)	50 000	(50 000)	28 592
Rehabilitation and cost closure obligations	20 610	–	–	–	20 610
Amounts owing by related third parties	106	–	–	–	106
Current liabilities	64 933	(20 000)	–	–	44 933
Trade and other payables	17 147	–	–	–	17 147
Provisions	8 794	–	–	–	8 794
Current portion of interest bearing borrowings	29 452	(20 000)	–	–	9 452
Bank overdraft balances	9 540	–	–	–	9 540
Total equity and liabilities	263 248	70 670	50 000	(114)	383 804

Notes:

1. Extracted from the audited annual financial statements of Aflease for the year ended 31 December 2003.
2. The unaudited pro forma balance sheet is prepared on the following assumptions:
   - the share swap, the Randgold loan and the Randgold loan conversion were effective as at 31 December 2003;
   - the Randgold swap shares were all placed at R13.50 per share and the proceeds were utilised to settle debt of R55 million and the balance, net of costs, placed on call; and
   - the Randgold loan of R50 million, net of costs, was placed on call and was repaid on 31 December 2003 through the issue of ordinary shares at R2.75 per ordinary share. No account has been made for the effect of the American option due to the uncertainty surrounding the take-up of such option. Should the American option of issuing ordinary shares at 90% of the 30-day trade weighted average price of ordinary shares be elected and such price is below R2.75, then such issue will have a dilutionary effect on the pro forma effects presented above.
3. Represents the share swap and utilisation of the proceeds from the placement of the Randgold swap shares.
4. Represents the receipt of the Randgold loan.
5. Represents the capitalisation of the Randgold loan.

15. JSE LISTINGS REQUIREMENTS IMPLICATIONS

The Listings Requirements require that the share swap agreement and the Randgold loan agreement entered into between Aflease and Randgold be approved by a 75% majority of ordinary shareholders, excluding the concert parties, which will not be entitled to vote their collective holding of 30 300 000 ordinary shares on the resolutions giving effect to the share swap and the Randgold loan, in terms of the Code, as the concert parties are considered to be acting in concert by the SRP.

16. FAIR AND REASONABLE OPINION

One of the repayment options of the outstanding balance on the Randgold loan is that it can be repaid through an issue of ordinary shares at R2.75 per ordinary share plus an American option.

The discount, if any, of the ordinary shares issued at R2.75 per ordinary share in terms of the Randgold loan conversion and R3.50 per ordinary share issued in terms of the exercise of the American option granted in terms of the Randgold loan, to the actual traded price per ordinary share on the JSE at the time of issue of these ordinary shares will be unknown when ordinary shareholders have to vote and approve the Randgold loan. This uncertainty requires Aflease, in terms of the Listings Requirements, to obtain a fair and reasonable opinion from an independent professional expert.

EY Corporate Finance (Pty) Ltd, acting as an independent professional expert, has considered the terms of the Randgold loan conversion at a share price of R2.75 per ordinary share plus one, three year American option at an exercise price of R3.50 per ordinary share for each ordinary share issued at R2.75 per ordinary share, and is of the view that, at the date of issue of its letter, the discount, if any, of the ordinary shares to be issued to settle the outstanding balance on the Randgold loan is fair and reasonable to ordinary shareholders. The text of the letter relating to the fair and reasonable is attached as Annexure 10 to this circular.

17. IRREVOCABLE UNDERTAKINGS

Aflease has, at the last practicable date, received irrevocable undertakings from ordinary shareholders, holding 86 398 019 ordinary shares and equating to approximately 41% of the ordinary shares in issue, which are eligible to vote at the general meeting of ordinary shareholders.

18. SHARE CAPITAL AND INFORMATION RELATING TO THE ORDINARY SHARES

18.1 Authorised and issued share capital

	R'000
Before the share swap and the Randgold loan conversion	
Authorised ordinary share capital	
300 000 000 ordinary shares of 2 cents each	6 000
Issued ordinary share capital	
213 239 405 ordinary shares of 2 cents each	5 067

19. SHAREHOLDER SPREAD

Aflease currently complies with the minimum requirements in terms of the shareholder spread and will comply following the share swap and the Randgold loan conversion as required by the JSE.

20. MAJOR ORDINARY SHAREHOLDERS

20.1 Major ordinary shareholders, other than directors, beneficially holding 5% or more of the issued ordinary shares before the share swap and the Randgold loan conversion as determined on the last practicable date, were as follows:

Ordinary shareholders	Number of ordinary shares	Percentage held
Bank of New York	33 026 519	15.49
Kabusha	23 000 000	10.79
Jipangu Inc.	20 500 000	9.61
	76 526 519	35,89

21. DIRECTORS' INTERESTS IN AFLEASE

At the last practicable date, the directors of Aflease owned the following beneficial interests in the Company (no non-beneficial interests were held by any of the directors):

	Beneficial			
Director	Direct	Indirect	Total	Percentage
N J Froneman	2 754 084	–	2 754 084	1.29
M Steyn	972 881	–	972 881	0.46
K B K Jones	16 363	–	16 363	0.00
K V Dicks	–	105 000	105 000	0.05
F Lips	–	2 000 000	2 000 000	0.94
J M Sibley	–	–	–	–
	3 743 328	2 105 000	5 848 328	2.74

22. THE COMPETENT PERSON'S REPORT

The detailed Competent Persons Report is set out as Annexure 11 to this circular.

23. GENERAL MEETING AND ORDINARY SHAREHOLDER APPROVAL

23.1 Notice of general meeting

The notice convening the general meeting is attached to this circular. The general meeting will be held at Block A, Empire Park, 55 Empire Road, Parktown, Johannesburg on Thursday, 23 September 2004, commencing at 10:00.

23.2 Dematerialised, other than own-name shareholders

If you have not been contacted by your CSDP or broker it would be advisable for you to contact your CSDP or broker, and furnish them with your instructions. If your CSDP or broker does not obtain instructions from you, they will be obliged to act in terms of your mandate furnished to them. You must not complete the attached form of proxy. Unless you advise your CSDP or broker by the cut-off time requested by them that you wish to attend the general meeting or be represented thereat, your CSDP or broker will assume you do not wish to attend the general meeting or be represented thereat. If you wish to attend the general meeting, you must request your CSDP or broker to issue the necessary Letter of Representation to you, to enable you to attend the general meeting.

23.3 Dematerialised own – name shareholders and certificated shareholders

You can attend and vote at the general meeting. If you are unable to attend the general meeting and wish to be represented thereat, you must complete the attached form of proxy in accordance with the instructions contained therein and lodge it with or post it to Aflease's transfer secretaries, to be received by no later than at 10:00 on Tuesday, 21 September 2004.

24. DIRECTORS' REMUNERATION

Details relating to the directors' remuneration are set out in paragraph 5.5 of the revised listing particulars forming part of this circular.

25. LITIGATION STATEMENT

Details relating to litigation are set out in paragraph 8.6 of the revised listing particulars forming part of this circular.

26. DIRECTORS' RESPONSIBILITY STATEMENT

Details relating to the directors' responsibility are set out in paragraph 8.8 of the revised listing particulars forming part of this circular.

27. DOCUMENTS AVAILABLE FOR INSPECTION

The following documents, or copies thereof, will be available for inspection during normal business hours at the registered office of Aflease, from the date of these revised listing particulars, up to and including Thursday, 23 September 2004:

- the Memorandum and Articles of Association of Aflease;
- the Group audited financial statements for the three financial years ended 31 December 2003, 31 December 2002 and 31 December 2001;
- the operating lease agreement with Gensec Properties (Pty) Ltd;
- the share trust;
- directors' agreements;
- the agreements relating to the properties acquired and disposed of as set out in paragraph 8 of the revised listing particulars forming part of this circular;
- the settlement agreement entered into with Peter Skeat;
- the SRP waiver of the mandatory offer;
- this circular incorporating the revised listing particulars, signed by and on behalf of the directors;
- a signed copy of the share swap and the Randgold loan agreement;
- the letters of consent of the investment bank and sponsor, attorneys, independent professional expert, independent technical advisor and independent reporting accountants;
- the Competent Person's Report;
- Nedbank Capital letter of consent to the share swap;
- the fair and reasonable letter of opinion; and
- the reporting accountants' report on the pro forma income statement, balance sheet and the financial effects of the share swap, the Randgold loan and the Randgold loan conversion.

THE AFRIKANDER LEASE LIMITED

(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration number 1921/006955/06)
Share code: AFL ISIN: ZAE 000000253
("Aflease" or "the Company")

REVISED LISTING PARTICULARS

Prepared in terms of the Listings Requirements of the JSE Securities Exchange South Africa

---

These revised listing particulars are not an invitation to the public to subscribe for ordinary shares but are issued for the purpose of giving information about the Company to ordinary shareholders. Aflease intends to issue new ordinary shares in terms of the share swap and the Randgold loan conversion as stated in the circular to which these revised listing particulars are attached.

In addition to the ordinary shares to be issued in terms of the share swap, Aflease would be required to issue further ordinary shares as settlement for the outstanding balance on the Randgold loan and/or the take up of further ordinary shares in terms of the American option.

The directors, whose names are given in paragraph 5 of the revised listing particulars, accept, collectively and individually, full responsibility for the accuracy of the information given herein and certify that, to the best of their knowledge and belief, no facts have been omitted which would make any statement false or misleading, and that they have made all reasonable enquiries to ascertain such facts and that this circular contains all information required by law and the JSE Listings Requirements.

These revised listing particulars have been prepared on the assumption that the share swap, the Randgold loan and the Randgold loan conversion referred to in this circular to which these revised listing particulars are attached, have been implemented.

Investment bank and sponsor

Attorneys

Independent professional expert

Independent reporting accountants

Independent technical advisors

Date of issue: 1 September 2004

CORPORATE INFORMATION

For details of Aflease's address and incorporation, the Company secretary, names and addresses of the investment bank and sponsor, independent professional expert, independent technical advisors, independent reporting accountants, attorney and banker, refer to the inside front cover of the circular to which the revised listing particulars are attached.

DEFINITIONS

The definitions set out on pages 7 to 9 of this circular apply to the revised listing particulars and the annexures which are attached to this circular.

THE AFRIKANDER LEASE LIMITED

(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration number 1921/006955/06)
Share code: AFL ISIN: ZAE 000000253

REVISED LISTING PARTICULARS

1. INTRODUCTION

1.1 These revised listing particulars are issued to provide ordinary shareholders with additional information on Aflease to enable ordinary shareholders to assess the impact of the share swap, the Randgold loan and the Randgold loan conversion on the Company.

1.2 Ordinary shareholders are referred to the circular to which these revised listing particulars are attached containing the detailed rationale for the share swap and the Randgold loan and the details thereof.

2. INCORPORATION, HISTORY AND PROSPECTS

2.1 Incorporation and history of Aflease

Aflease was incorporated in South Africa on 3 June 1921.

2.2 Nature of Aflease's business and prospects

Aflease is a junior gold mining company with assets in the Klerksdorp area (Rietkuil) and on the East Rand in South Africa (Modder East). Aflease is currently in the process of developing its Bonanza South project.

In December 2003 Aflease announced that it had, after a detailed assessment, decided to temporarily mothball its inner basin operations at its Rietkuil mine in Klerksdorp. Aflease however continues to develop its Bonanza South under ground mine also situated at Rietkuil.

Aflease recently completed a pre-feasibility study on its Modder East project. The pre-feasibility study has indicated that the project is robust, with attractive returns even at the current low Rand gold prices. In light of this Aflease has decided to progress the pre-feasibility study to a higher level of accuracy so as to increase its funding alternatives.

Aflease owns large uranium resources and is currently in the process of assessing its alternatives in relation to these resources. Aflease expects to follow a staged approach to the development of its uranium resources.

3. CONTROLLING SHAREHOLDERS

Pursuant to the share swap, the concert parties would be the controlling shareholders of Aflease as a result of their relationship with each other in terms of the Code. Their aggregate shareholding in Aflease pursuant to the share swap, would be approximately 39%, and pursuant to the share swap and the Randgold loan conversion, if the American option is exercised, would be approximately 47%.

4. MAJOR ORDINARY SHAREHOLDERS

Major ordinary shareholders, other than directors, beneficially holding 5% or more of the issued ordinary shares after the share swap and the Randgold loan conversion (based on the assumption that Randgold elects to convert the Randgold loan into ordinary shares at an issue price of R2.75 per ordinary share and exercise the American option), as determined on the last practicable date, were as follows:

Ordinary shareholders	Number of ordinary shares	Percentage held
Randgold	137 663 636	40.06
Bank of New York	33 026 519	9.61
Kabusha	23 000 000	6.69
Jipangu Inc.	20 500 000	5.97
	214 190 155	62.33

5. INFORMATION RELATING TO DIRECTORS

5.1 Details of directors

The full names, ages, addresses and occupations of the directors of Aflease are out lined below:

Full name	Age	Occupation	Physical address
DICKS, Kenneth Victor (South African)	65	Non-executive Director Chairman: Safety, Health and Environment Committee. Remuneration Committee.	35 Otto Street Wilkoppies Klerksdorp 2571
FRONEMAN, Neal John (South African)	44	Chief Executive Officer	Empire Park, Block A 55 Empire Road Parktown Johannesburg 2193
JONES, Kenneth Bruce Kemp (South African)	47	Chief Operating Officer	Empire Park, Block A 55 Empire Road Parktown Johannesburg 2193
LIPS, Ferdinand (Swiss)	73	Non-executive Director Remuneration Committee.	1m Walder 29 CH-8702 Zollikon Switzerland
NORTIER, Daniel Jean (South African)	36	Non-executive Chairman Remuneration Committee. Audit Committee.	55 Weltevreden Ave. Rondebosch 7700
SIBLEY, John MacKenzie (Canadian)	51	Non-executive Director Audit Committee.	2800 Park Place 666 Burrard Street Vancouver, BC Canada V6C 227
STEYN, Marais (South African)	32	Chief Financial Officer	Empire Park, Block A 55 Empire Road Parktown Johannesburg 2193

5.2 Experience of directors

5.2.1 N J FRONEMAN (44), Chief Executive Officer (PR Eng, B Sc Mech Eng (Ind. Opt), B Compt)

Neal Froneman was appointed as Chief Executive Officer of the Group in April 2003. He has collectively 22 years of service including at Executive Director level, to some of the leading companies in the gold mining sector in South Africa. These include Gold Fields of South Africa and Harmony Gold Mining Company. He has a proven track record of achievement in the area of turnarounds and implementation of "best practices" approach.

5.2.2 K B K Jones (47), Chief Operating Officer (B Sc Eng (Mining))

Bruce Jones was appointed as Chief Operating Officer in April 2003. He has gained broad technical experience, for companies in various positions including Mine Director and Group Technical Advisor for Oryx Natural Resources, joint Operations Director for Harmony Gold Mining Company Limited (Elandskraal) and Managing Director of Merelani Mining Limited (Tanzania), a gemstone mining company. He also served as Technical Director of Gold Fields Coal (Gold Fields of South Africa Limited).

5.2.3 M Steyn (32), Chief Financial Officer (B Com (Hons), CA(SA))

Marais Steyn was appointed as Chief Financial Officer in April 2003. Subsequent to completion of articles at KPMG he founded an independent audit firm, which he represented as a Partner. This required him to perform the attest function as well as financial management of various small and medium sized clients. His work then evolved into a niche for financial management and corporate finance advice, providing consulting services to companies including Placer Dome, Avgold Limited, Western Areas Limited and Durban Roodeport Deep Limited.

Non-executive Directors

5.2.4 D J Nortier (36), Chairman (B Com (Acc), B Compt (Hons), CA(SA), CISA)

Jean Nortier was appointed as a Non-executive Director of the Group in May 2002. In April 2003, he was appointed as Chairman of the Group. He has been involved in corporate finance since 1998 initially as Group Financial Executive of the TBB Holdings Group and then as CEO of the Sovereign Group, a division of TBB Holdings. During the first quarter of March 2000, Jean launched Reitron and started a Corporate Finance and Private Equity venture. Reitron has been involved in Greenfield start-ups, management buyouts and acquisitions. Throughout his career, Jean has been involved in transactions and capital raising both in South Africa and internationally, including Germany, Switzerland, the United Kingdom, Japan, Guernsey and Mauritius.

5.2.5 K V Dicks (65)

Ken Dicks was appointed as a Non-executive Director of the Group in April 2003. He has 39 years experience in the gold mining industry including 37 years with the Anglo American companies, seven years of which were at Board level. Since retirement in 1997, he has performed due diligence work and has provided technical and managerial advice to various gold mining companies including Western Areas and Randfontein Estate.

5.2.6 F Lips (73)

Ferdinand Lips was appointed as a Non-executive Director in April 2003. Ferdinand has over 40 years experience in the banking sector including the position of joint Managing Director of Rothschild Bank AG. In 1988 he founded and became Chief Executive of his own bank, Bank Lips AG, Zurich involved in banking and precious metals fund management, which he sold in 1998. He has subsequently served as Non-executive Director to several gold mining companies. He currently resides in Switzerland.

5.2.7 J M Sibley (52)

John Sibley was appointed as a Non-executive Director in April 2003. John is a partner at Davis & Company, a large business law firm based in Vancouver, Canada. He has been a member of the Ontario bar since 1985, acting as lead counsel on a broad range of corporate finance legal issues. He also provides advisory services to various mining and mineral exploration companies.

5.3 Directors' interests in Aflease

After the share swap and the Randgold loan conversion (based on the assumption that Randgold elects to convert the outstanding balance on the Randgold loan into ordinary shares at an issue price of R2,75 per ordinary share and exercise the American option), the directors of Aflease owned the following beneficial interests in the Company (no non-beneficial interests were held by any of the directors):

	Beneficial			
Director	**Direct**	**Indirect**	**Total**	**Percentage**
D J Nortier*	30 000	1 526 505	1 556 505	0.45
N J Froneman	2 754 084	–	2 754 084	0.80
M Steyn	972 881	–	972 881	0.28
K B K Jones	16 363	–	16 363	0.00
K V Dicks	–	105 000	105 000	0.03
F Lips	–	2 000 000	2 000 000	0.58
J M Sibley	–	–	–	–
	3 773 328	3 631 505	7 404 833	2.14

5.3.1 *Mr D J Nortier's indirect ordinary shares are subject to a finance arrangement in terms of which he is not entitled to the full benefit of any increase in value.

5.3.2 There will be no change to the directors' holdings in the Company as a result of the share swap, the Randgold loan and the Randgold loan conversion.

5.3.3 The following ordinary share options have been granted to the directors for delivery at a date in the future:

Director	**Options**	**Price (cents)**
D J Nortier	1 000 000	402
N J Froneman	5 068 489	270
M Steyn	1 828 568	285
K B K Jones	1 828 568	285
K V Dicks	400 000	336
F Lips	100 000	270
J M Sibley	100 000	270
	10 325 625	

5.4 Directors' interests in transactions

Other than the interest held by Messrs NJ Froneman and M Steyn in the Neal Froneman Consortium which sold its entire interest in the issued ordinary share capital of the New Kleinfontein Mining Company Limited to Aflease on 1 October 2002, the directors had no direct or indirect interest in any transaction that the Company effected during the current or immediately preceding year, or in an earlier financial year and which remain in any respect outstanding or unperformed.

5.5 Directors' remuneration

The remuneration of the directors for the year ended 31 December 2003 was as follows:

Director	Fees R	Salaries R	Other material benefits R	Retirement benefits R	Other services R	Total R
Executive						
N J Froneman	–	1 312 500	–	–	–	1 312 500
M Steyn	–	1 000 000	–	–	–	1 000 000
K B K Jones	–	850 000	–	–	–	850 000
P C Walters	–	74 484	29 589	6 551	–	110 624
Non-executive						
D J Nortier	428 333	–	–	–	–	428 333
K V Dicks	80 833	–	–	–	–	80 333
F Lips	70 833	–	–	–	–	70 833
J M Sibley	80 833	–	–	–	–	80 833
	660 832	**3 236 984**	**29 589**	**6 551**	**–**	**3 933 956**

There will be no variation in the remuneration of the directors pursuant to the actions contemplated in the circular.

5.6 Directors' service agreements

No director of the Company has any service agreement with the Company other than the executive directors that have employment contracts, the terms of which are standard.

5.7 Other details on directors

5.7.1 Mr Neal Froneman owns a business called NJF Aviation (Pty) Limited to which JCI has provided a R1 000 000 loan during 2004. Mr Froneman implemented the following procedures to ensure proper corporate governance of the above loan in relation to the share swap and the Randgold loan:

- full disclosure was made to the Chairman of the Board and the entire Board regarding the above loan;
- the Board took legal advise on the above loan in the context of the share swap and the Randgold loan and the impact of any potential conflict of interest;
- Mr Froneman recused himself from the Board resolutions where the share swap and the Randgold loan was approved; and
- Mr Froneman will abstain from voting on the resolutions required to approve and implement the share swap and the Randgold loan.

5.7.2 None of the directors have been declared bankrupt, insolvent or have entered into any individual voluntary compromise arrangements.

5.7.3 None of the directors have entered into any receiverships, compulsory liquidations, creditors voluntary liquidations, administrations, company voluntary arrangements or any compromise or arrangement with creditors generally or any class of creditors of any company where such directors are or were directors with an executive function at the time of or within the 12 months preceding any such event.

5.7.4 None of the directors have entered into any compulsory liquidations, administrations or partnership voluntary arrangements of any partnerships where such directors are or were partners at the time of or within the 12 months preceding such event.

5.7.5 None of the directors have entered into any receivership arrangements at the time of or within the 12 months preceding such event.

5.7.6 None of the directors have been publicly criticised by a statutory or regulatory authority, including recognised professional bodies or disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

5.7.7 None of the directors have been involved in any offence of dishonesty, fraud or embezzlement.

6. SHARE CAPITAL AND INFORMATION RELATING TO THE ORDINARY SHARES

6.1 Authorised and issued share capital in Aflease before and after the share swap and, the Randgold loan conversion (based on the assumption that Randgold elects to convert the outstanding balance on the Randgold loan into ordinary shares at an issue price of R2.75 per ordinary share and exercise the American option):

	R'000
Before	
Authorised ordinary share capital	
300 000 000 ordinary shares of 2 cents each	6 000
Issued ordinary share capital	
213 239 405 ordinary shares of 2 cents each	5 067
After	
Authorised ordinary share capital	
500 000 000 ordinary shares of 2 cents each	10 000
Issued ordinary share capital	
343 603 041 ordinary shares of 2 cents each	6 872

6.2 Rights attaching to the ordinary shares

There has been no sub-division or consolidation of ordinary shares during the preceding three years to the date of the issue of these revised listing particulars.

6.3 Issue of ordinary shares

93 630 451 ordinary shares have been issued by Aflease during the three years preceding the date of these revised listing particulars the details of which are included in Annexure 8.

6.4 Dividends

No dividends have been paid since the listing of Aflease.

6.5 Aflease share price history

A table setting out the share price history of the ordinary shares on the JSE has been included in Annexure 2.

6.6 The Afrikander Lease Limited Share Trust

The salient features of The Afrikander Lease Limited Share Trust are set out in Annexure 4.

7. FINANCIAL INFORMATION

7.1 Historical audited financial information

The historical audited financial information relating to Aflease is set out in Annexure 1.

7.2 Material changes

At the last practicable date, there have been no material changes in the affairs or financial position of Aflease since the publication of the audited results for the year ended 31 December 2003.

7.3 Material commitments, lease payments and contingent liabilities

Aflease had only one operating lease in effect on 31 December 2003, the details of which are as follows:

Details of lessor:	Gensec Properties (Pty) Limited
Details of lease:	Lease of premises measuring approximately 227m² of rentable office area situated at Empire Park, Parktown
Security:	The directors have bound themselves as sureties and co-principal debtors in terms of a deed of suretyship
Repayment terms:	The monthly operating costs are payable in advance and is R8.42 per m² plus Value-Added Tax escalating at 10% per annum and rates and taxes of R1.48 per m² plus Value-Added Tax
Period:	The lease is for a period of three years commencing on 1 April 2003

7.4 Loans and borrowings

Details relating to loans and the borrowings of Aflease are set out in Annexure 6.

7.5 Loans receivable

At the last practicable date, Aflease had no loans receivable.

8. GENERAL

8.1 Properties acquired or disposed of

New Kleinfontein Mining Company Limited

- Disposal of Erf 128, Benoni Township, Registration Division IR, Gauteng Province on 12 August 2003, for R380 000, sold to S & V Keshav, address PO Box 52, Benoni, 1500.

The Afrikander Lease Limited

- Acquisition of portions 54 and 61 of the farm Rietkuil 397, North West Province, for an amount of R285 000 on 3 March 2004 from R J Theunissen, address PO Box 91, Klerksdorp, 2570.
- Acquisition of portion 65, Portion of portion 7 of the Farm Rietkuil 397, remaining extent of portion of portion 7 of the Farm Rietkuil 397, portion 58 of the Farm Rietkuil 397, portion 68, (portion of portion 11) of the Farm Rietkuil 397, portion 9 of the Farm Rietkuil 397, portion 10 of the Farm Rietkuil 397, remaining extent of portion 8 of the Farm Rietkuil 397, portion 43 of the Farm Rietkuil 397, portion 6 of the Farm Rietkuil 397, portion 57 of the Farm Rietkuil 397, portion 5 of the Farm Rietkuil 397, North West Province, for an amount of R2 246 513 on 1 February 2004 from P C P Meyer and P C P Meyer Boerdery (Proprietary) Limited, address PO Box 91, Klerksdorp, 2570.

8.2 Acquisition of portion 24 of the Farm Rietkuil 397, North West Province, for an amount of R68 400 on 19 February 2004 from J.W. Theunissen, address PO Box 91, Klerksdorp, 2570 Principal immovable property owned or leased.

Details of Aflease's principal immovable properties and leased principal immovable properties are set out in Annexure 5.

8.3 Subsidiaries or business assets acquired or disposed of since listing

8.3.1 In the 2003 financial year:

- New Kleinfontein Mining Company Limited and its wholly-owned subsidiaries were acquired with 100% acceptance from New Kleinfontien shareholders for a consideration of R101,4 million which was settled through the issuance of 14,1 million ordinary shares and R33,8 million cash. The effective date of this transaction was 1 March 2003.

8.4 Working capital statement

After considering the effects of the share swap, the Randgold loan, the Randgold loan conversion and the disposal of certain mining assets currently not in use, the directors are of the opinion that:

8.4.1 Aflease will be able to pay its debts as they become due in the ordinary course of business for a period of 12 months after the date of notice of the general meeting;

8.4.2 The consolidated assets of Aflease, fairly valued in accordance with generally accepted accounting practice, will be in excess of its consolidated liabilities for a period of 12 months after the date of notice of the general meeting; and

8.4.3 Aflease's issued share capital and reserves and working capital will be adequate for a period of 12 months after the date of notice of the general meeting to meet Aflease's current and foreseeable future requirements.

8.5 Material contracts

Other than the settlement agreement entered into with Peter Skeat and the agreements entered into as set out in paragraphs 8.1, 8.2 and 8.3 above, Aflease has not entered into any material contracts during the two years preceding the date of these revised listing particulars, other than in the ordinary course of business.

Aflease is not subject to any material management or royalty agreements.

Aflease has not paid any material technical or secretarial fees during the three years preceding the issue of these revised listing particulars, which are not in the ordinary course of business.

8.6 Litigation statement

Other than the fact that Aflease is currently involved in a number of CCMA cases, the total potential claims of which are not material, there are no legal or arbitration proceedings or proceedings that are pending or threatened of which Aflease is aware which may have, or have during the 12 months preceding the date of these revised listing particulars, had a material effect on the financial position of the Company and the Group. Aflease is not aware of any proceedings that would have a material effect on the financial position of the Company and the Group.

8.7 Importance of the proposals

The current working capital facilities available to Aflease may not provide sufficient capacity to allow the Company to complete the development of its high margin gold asset, Bonanza South, which is expected to start producing gold during the 2nd quarter of 2005 and to restructure its funding facility with Nedbank Capital. This uncertainty will be removed by the receipt of the proceeds from the placing in the market of the Randgold swap shares and the disposal of certain mining assets currently not in use.

In order to secure that the Group has adequate working capital for at least the next 12 months after the date of notice of the general meeting it is crucial that the share swap and the Randgold loan are approved by ordinary shareholders at the forthcoming general meeting. Should this not be approved the directors would have to seek to agree with the Group's bankers an extension to the existing facilities beyond their current expiration dates and underake the following actions:

- seek additional borrowings from the Group's bankers or other third parties; or
- generate capital for the Group from disposals; or
- raise equity capital.

In the event that the Group cannot successfully achieve any of these options, then the Board would have to consider the full range of actions available to it.

8.8 Directors' responsibility statement

The directors, whose names are set out in paragraph 5 above, collectively and individually, accept full responsibility for the accuracy of the information given and certify that to the best of their knowledge and belief there are no other facts the omission of which would make any statement false or misleading and that they have made all reasonable enquiries to ascertain such facts and that the circular contains all the information required by the Listings Requirements and by South African law.

8.9 Directors recommendation

The Board, excluding Neal Froneman, has considered the increase in the authorised share capital of Aflease, the placing of the authorised but unissued shares under the control of directors, the share swap, the Randgold loan and the Randgold loan conversion and the waiver of any mandatory offer. The Board accordingly recommends that ordinary shareholders vote in favour of the enabling resolutions necessary to effect the aforegoing. The special resolution will, once registered by the Registrar of Companies, take effect on the date of the passing of such resolution.

8.10 Code of corporate practice and conduct

The directors of Aflease are of the opinion that the Company substantially complies with the significant principles incorporated within the King II Report on Corporate Governance, but have identified areas of improvement. As the directors and management endorse the objective of conducting the affairs of the Company with honesty, integrity, astuteness and prudence, they are permanently striving for the highest standards of ethics and good corporate practice. Details of Aflease's practices and conduct are set out in Annexure 7.

8.11 Material loans

Details of Aflease's material loans are set out in Annexure 6.

8.12 Ordinary share price history of Aflease

The recent trading history of Aflease's ordinary shares on the JSE is set out in Annexure 2.

8.13 Expenses relating to the share swap and the Randgold loan

The following expenses and provisions are expected, or have been provided for in connection with this circular:

- The investment bank and sponsor, acting under a joint mandate fee R350 000;
- Attorney's fee, R50 000;
- Independent reporting accountants, R100 000;
- Independent professional expert, R140 000;
- Independent technical advisor, R250 000;
- Printing and Publishing costs, R100 000; and
- JSE documentation inspection fee, R11 739.

8.14 Consents

Each of the investment bank and sponsor, attorneys, independent professional expert, independent reporting accountants and technical advisors have consented in writing to act in the capacities stated and to their names appearing in this circular and have not withdrawn their consent prior to the publication of the circular.

The independent professional expert, the independent reporting accountants and the independent technical advisors have given and have not withdrawn their consent to the issue of the circular, with their reports in the form and context in which they are included.

For and behalf of the directors of

AFRIKANDER LEASE LIMITED

J D Hill & Company
Company Secretary

Johannesburg
1 September 2004

HISTORICAL AUDITED FINANCIAL INFORMATION ON AFLEASE

1. INTRODUCTION

The following is a summary of Aflease and its subsidiaries' accounting policies, its balance sheet, income statement, statement of changes in equity and cash flow statement for the three years ended 31 December 2003.

2. ACCOUNTING POLICIES

2.1 Basis of preparation

The consolidated financial statements have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice, and are consistent with those of the previous year. The consolidated financial statements have been prepared under the historical cost convention as modified by the revaluation of available-for-sale investments, and financial assets and financial liabilities held-for-trading.

The preparation of financial statements in conformity with Generally Accepted Accounting Principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current event and actions, actual results ultimately may differ from those estimates.

2.2 Consolidation

Subsidiaries, which are those entities in which the Group has an interest of more than one-half of the voting rights or otherwise has power to govern the financial and operating policies are consolidated.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill. Inter-company transactions, balances and unrealised gains on transactions between Group companies are eliminated; unrealised losses are also eliminated unless cost cannot be recovered. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

2.3 Revenue recognition

Revenue – Revenue represents the proceeds from gold and silver sold. Revenue from the sale of gold and silver is recognised when significant risks and rewards of ownership of the goods are transferred upon delivery to the final refiner.

Interest – Interest income is recognised on a time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the Group.

2.4 Exploration cost

Exploration costs are expensed as incurred. Costs related to property and mineral right acquisitions are capitalised.

2.5 Property, plant and equipment

Undeveloped properties and mineral rights upon which the Company has not performed sufficient exploration work to determine whether significant mineralisation exists, are carried at original cost. All other property, plant and equipment is stated at historical cost less depreciation.

Mine development costs consist primarily of direct expenditure, including direct borrowing costs, to develop an ore body for economic exploitation and to expand the production capacity of existing operations. Development costs incurred are capitalised up until the commercial production phase begins.

Amortisation of mining assets only commences after the plant has reached commercial production levels and is computed over the life of the mine, based on proven and probable ore reserves. Other fixed assets are depreciated on a straight line basis over their estimated useful life.

An impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount which is the higher of an asset's net selling price and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows.

Recoverability of the long-term assets of the Group, which includes development costs and undeveloped property costs, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. In preparing this evaluation the Group compares the recoverable amount of the asset to the carrying amount. An impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows. To determine the recoverable amount, management makes its best estimates of the future cash inflows that will be obtained each year over the life of the mine and discounts the cash flows by a rate that is based on the time value of money adjusted for the risk associated with the applicable project. Management's best estimate includes only those projections which it believes are reliable. These estimates are subject to risks and uncertainties including future metal prices. It is therefore reasonable possible that changes could occur which may effect the recoverability of the assets.

The cost of waste stripping in excess of the expected pit life average stripping ratio are deferred and charged to production when the actual ratio is below the expected ratio. The expected pit life average stripping ratio is calculated as the ratio of future anticipated waste tons to be mined , to anticipated future ore tons to be mined. This ratio is recalculated annually in light of additional knowledge and changes in estimates. The expected pit life ratio is then compared to waste associated with ore mined during the period so as to calculate the deferred stripping costs to be deferred or released during the year.

2.6 Leased assets

Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the instalment is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset or the lease term.

2.7 Investments

Investments in subsidiaries are reflected at cost less impairment in the parent companies financial statements.

The Group classified its investments as available-for-sale. Management determines the classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale; and are included in non-current assets unless management has the express intention of holding the investment for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets.

Purchases and sales of investments are recognised on the trade date, which is the date that the Group commits to purchase or sell the asset. Cost of purchase includes transaction costs. Available-for-sale investments are subsequently carried at fair value. Realised and unrealised gains and losses arising from changes in the fair value of investments are included in the income statement in the period in which they arise. The fair value of investments is based on quoted bid prices or amounts derived from cash flow models.

2.8 Trade receivables

Trade receivables are carried at original invoice amount less provision made for impairment of these receivables. A provision for impairment of trade receivables is established when there is an objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the carrying amount and the recoverable amount.

2.9 Inventories

Inventories, which include ore stockpiles, gold in process (including heap leach pad) and consumable stores are stated at the lower of cost or net realisable value. The cost of ore stockpiles is determined by the weighted average cost method using related production costs. The related direct production costs associated with gold in process are deferred and charged to costs as the contained gold is recovered. Consumable stores are valued on the weighted average basis. Gold in process is identified and measured from the ore stockpiles up to and including the on-site refining plant.

2.10 Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents include deposits held at call with banks and are reported net of bank overdrafts. In the balance sheet, bank and cash balances are reported separately from bank overdraft balances.

2.11 Rehabilitation and closure cost obligation

Provision is made in full for the estimated future costs of pollution control and rehabilitation, in accordance with statutory requirements. The net present value of future rehabilitation costs estimates is recognised and provided for in the financial statements and capitalised to mining assets on initial recognition. Due to the nature of mining operations, initial recognition is at the time of first production and thereafter as and when additional environmental disturbances are created. The estimates are reviewed annually to take into account the effects of inflation and changes in the estimates and are discounted using rates that reflect the time value of money. The rehabilitation asset is amortised as noted previously.

Annual increases in the provision are charged to income and consist of finance costs relating to the change in present value of the provision and inflationary increases in the provision estimate. The present value of additional environmental disturbances created are capitalised to mining assets against an increase in rehabilitation provision. Environmental liabilities, other than rehabilitation costs, which relate to liabilities arising from specific events, are expensed when they are known, probable and reasonably estimable.

2.12 Borrowings

Borrowings are recognised initially at the proceeds received, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost using the effective yield method; any difference between proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings.

2.13 Deferred tax

The Group follows the fully comprehensive liability method of accounting for income and mining taxes, whereby deferred income and mining taxes are recognised for the tax consequences of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Currently enacted tax rates are used in the determination of deferred income tax. Changes in deferred tax liabilities include the impact of any tax rate changes enacted during the year.

2.14 Provisions

Provisions are recognised when the Company and Group has a present legal or constructive obligation and, as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount can be made.

2.15 Employee benefits

The Group operated a defined contribution plan, funded by employee and Company contributions. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity (a fund) and will have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees benefits relating to employee service in the current and prior periods. The Group's contributions to the plan are charged to the income statement in the period to which they relate.

2.16 Foreign currency translation

Measurement currency

Items included in the financial statements of each entity in the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity ("the measurement currency"). The consolidated financial statements are presented in South African Rands, which is the measurement currency of the parent.

Transactions and balances

Foreign currency transactions are translated into the measurement currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges.

2.17 Segment reporting

Business segments provide products or services that are subject to risks and returns that are different from those of other business segments.

2.18 Comparatives

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

3. BALANCE SHEET

Below are the audited balance sheets of the Aflease Group at 31 December 2001, 31 December 2002 and 31 December 2003.

	Notes	2003 R'000	2002 R'000	2001 R'000
ASSETS				
Non-current assets		**227 443**	289 392	125 851
Mining assets	7.1	**214 929**	240 135	117 472
Inventory	7.2	**–**	39 221	–
Other investments	7.3	**12 514**	10 036	8 379
Current assets		**35 805**	114 668	61 915
Inventories	7.2	**14 698**	15 843	33 376
Receivables and pre-payments	7.4	**8 539**	21 799	10 484
Amounts owing by related third parties	7.5	**86**	817	114
Bank and cash balances	7.6	**12 482**	76 209	17 941
Total assets		**263 248**	404 060	187 766
EQUITY AND LIABILITIES				
Capital and reserves		**114 208**	343 634	130 488
Ordinary share capital	7.7	**4 219**	3 466	2 755
Share premium		**495 050**	315 605	118 763
Accumulated (loss)/earnings		**(385 061)**	24 563	8 970
Non-current liabilities		**84 107**	31 234	32 433
Interest bearing borrowings	7.8	**63 391**	26 684	23 877
Rehabilitation and closure cost obligations	7.9	**20 610**	4 500	4 500
Amounts owing to related third parties	7.5	**106**	50	4 056
Current liabilities		**64 933**	29 192	24 845
Trade and other payables	7.10	**17 147**	14 885	13 024
Provisions	7.11	**8 793**	1 160	605
Current portion of interest bearing borrowings	7.8	**29 451**	6 066	5 217
Bank overdraft balances	7.6	**9 542**	7 081	5 999
Total equity and liabilities		**263 248**	404 060	187 766

4. INCOME STATEMENT

Below are the audited income statements of the Aflease Group for the financial years ended 31 December 2001, 31 December 2002 and 31 December 2003:

	Notes	2003 R'000	2002 R'000	2001 R'000
Revenue		**100 964**	111 368	90 475
Working cost		**(169 729)**	(90 435)	(67 871)
Gross (loss)/profit		**(68 765)**	20 933	22 604
General and administrative		**(9 165)**	(1 603)	(783)
Exploration expenditure		**(5 557)**	(2 097)	(2 562)
Other net costs		**(28 392)**	–	(8)
Operating (loss)/profit	7.20	**(111 879)**	17 233	19 251
Net finance costs	7.21	**(9 270)**	(1 640)	(3 194)
Impairment of long life assets		**(230 325)**	–	–
Write-down of heap leach and other stock items		**(58 557)**	–	–
(Loss)/Profit before taxation		**(410 031)**	15 593	16 057
Taxation	7.22	**407**	–	–
Net (loss)/profit for year		**(409 624)**	15 593	16 057
(Loss)/Earnings per share (cents)	7.23	**(217.40)**	10.53	13.05
Fully diluted basic (loss)/earnings per share (cents)	7.23	**(208.53)**	10.34	12.67
Fully diluted headline (loss)/earnings per share (cents)	7.23	**(91.28)**	10.34	12.67
Headline (loss)/earnings per share (cents)	7.23	**(95.16)**	10.53	13.05

5. STATEMENT OF CHANGES IN EQUITY

Below are the audited statements of changes in equity of the Aflease Group for the financial years ended 31 December 2001, 31 December 2002 and 31 December 2003:

	2003 R'000	2002 R'000	2001 R'000
Ordinary share capital			
At beginning of year	**3 466**	2 755	2 369
Issued during year	**753**	711	386
At end of year	**4 219**	3 466	2 755
Share premium			
At beginning of year	**315 605**	118 763	89 854
Issued during year	**179 778**	199 250	28 909
Expenditure written-off against share premium	**(333)**	(2 408)	–
At end of year	**495 050**	315 605	118 763
Accumulated earnings/(losses)			
At beginning of year	**24 563**	8 970	(7 087)
Net (loss)/profit for year	**(409 624)**	15 593	16 057
At end of year	**(385 061)**	24 563	8 970

6. CASH FLOW STATEMENT

Below are the audited cash flow statements of the Aflease Group for the financial years ended 31 December 2001, 31 December 2002 and 31 December 2003:

	Notes	2003 R'000	2002 R'000	2001 R'000
Cash flows from operating activities		**(102 792)**	(6 460)	4 265
Cash (utilised by)/generated from operations	7.16	**(93 522)**	(4 820)	7 459
Net finance costs		**(9 270)**	(1 640)	(3 194)
Cash flows from investing activities		**(145 623)**	(132 002)	(15 990)
Proceeds from disposal of assets		**1 885**	899	562
Acquisition of subsidiary	7.17	**(31 934)**	–	–
Additions to fixed assets		**(114 386)**	(132 799)	(16 099)
Increase in environmental trust		**(1 188)**	(102)	(453)
Cash flows from financing activities		**182 227**	195 648	26 613
Net proceeds from the issue of ordinary shares		**112 565**	197 553	29 295
Increase in investment in Debt Redemption Fund	7.3	**(1 074)**	(1 555)	(1 236)
Increase in rehabilitation and cost closure obligations		**15 082**	–	–
Net decrease/(increase) in amounts owing to related third parties		**56**	(4 006)	1 739
Increase/(Decrease) in capital element of finance lease		**55 598**	3 656	(3 185)
Net (decrease)/increase in cash and cash equivalents		**(66 188)**	57 186	14 888
Cash and cash equivalents at beginning of year		**69 128**	11 942	(2 946)
Cash and cash equivalents at end of year	7.6	**2 940**	69 128	11 942

7. NOTES TO THE FINANCIAL INFORMATION

Below are the audited notes to the financial information of the Aflease Group for the financial years 31 December 2001, 31 December 2002 and 31 December 2003:

	2003 R'000	2002 R'000	2001 R'000
7.1 Mining assets			
(a) Mining properties, mineral rights, pre-production expenditure, mine plant and office facilities			
Carrying amount at beginning of the year	**231 871**	114 671	93 834
– Cost	**253 292**	127 571	99 486
– Accumulated amortisation	**(21 421)**	(12 900)	(5 652)
Additions	**213 339**	126 471	28 085
Business combination	**8 063**	–	–
Disposals	**(1 859)**	(750)	–
Amortisation charge	**(14 853)**	(8 521)	(7248)
Impairment	**(223 578)**	–	–
Carrying amount at end of year	**212 983**	231 871	114 671
– Cost	**219 324**	253 292	127 571
– Accumulated amortisation	**(6 341)**	(21 421)	(12 900)

	2003 R'000	2002 R'000	2001 R'000
(b) Deferred expenditure			
Carrying amount at beginning of year	6 843	1 923	–
– Cost	7 103	2 005	–
– Accumulated amortisation	(260)	(82)	–
Additions	–	5 098	2 005
Amortisation charge	(96)	(178)	(82)
Impairment	(6 747)	–	–
Carrying amount at end of year	–	6 843	1 923
– Cost	–	7 103	2 005
– Accumulated amortisation	–	(260)	(82)
(c) Motor vehicles			
Carrying amount at beginning of year	942	407	348
– Cost	1 254	555	421
– Accumulated amortisation	(312)	(148)	(73)
Additions	400	1 042	300
Business combination	28	–	–
Disposals	(26)	(343)	(166)
Amortisation on disposals	9	4	25
Amortisation charge	(313)	(168)	(100)
Carrying amount at end of year	1 040	942	407
– Cost	1 656	1 254	555
– Accumulated amortisation	(616)	(312)	(148)
(d) Office equipment			
Carrying amount at beginning of year	479	471	480
– Cost	862	674	563
– Accumulated amortisation	(383)	(203)	(83)
Additions	704	188	111
Business combination	33	–	–
Amortisation charge	(310)	(180)	(120)
Carrying amount at end of year	906	479	471
– Cost	1 599	862	674
– Accumulated amortisation	(693)	(383)	(203)
Total net carrying amount at end of year	214 929	240 135	117 472
Owned assets	186 877	211 243	95 113
Leased assets	15 414	28 892	22 359
Total net carrying amount at end of year	214 929	240 135	117 472

Mining property consists of the following:

- Portion 74/38/20 of the farm Rietkuil 397 purchased on 4 June 1999 at a cost of R195 000;
- Portion 44 of the farm Rietkuil 397 purchased on 30 June 1999 at a cost of R800 000;
- the farm Elandslaagte 330 purchased on 30 November 2000 at a cost of R100 000; and
- the remaining extent of the farm "The Springs No. 129" IR measuring 82.5 hectares purchased on 20 June 2000 at a cost of R217 105.

Precious metal claims consist of:

- 411 Precious Metal Claims situated on Farm Benoni 77,IR, Kleinfontein 67 IR and Rietfontein 115 IR in the Magisterial District of Benoni, Gauteng Province purchased on 22 December 1998 at a cost of R1 000 000;
- 5612 Precious Metal Claims situated on the Farms Klipfontein 70 IR, Modder-East 72 IR, Welgedacht 741 IR, Cloverfield 751 IR, and Modderfontein 761 IR, measuring approximately 3456,9718 hectares purchased on 30 June 2002 at a cost of R2 027 100;
- 895 Precious Metal Claims on the Farm Geduld 123 IR, measuring approximately 532,2531 hectares; and
- 2037 Precious Metal Claims situated on the Farm Rietfontein 115 IR, measuring 1211,4597 hectares.

(The above two precious metal claims were purchased on 12 September 1998 for a cost of R1 006 605.)

Certain property, plant and equipment has been ceded as security to lending institutions. For details on the security for the various loans, see Note 7.8.

Impairment of long life assets:

Moveable and immovable assets of the Klerksdorp Operations were found to be impaired as a result of the suspension of mining activities at the open-pit operations and the resulting mothballing of the CIL plant. The recoverable amount of the immovable assets were determined at the cash-generating unit level and represents the value in use. The value in use was calculated using expected future cash flows discounted at a rate of 10%. The recoverable amount of the moveable assets represents the net selling price. The net selling price was determined as follows: Certain assets were identified for sale, and a tender process commenced. At the same time, an auctioneer was invited to evaluate the assets identified. These assets have been impaired to the extent that the book value of these assets exceeds either the tender, or auctioneer value (where a tender was not made, the latter value was used as a basis of evaluation).

		2003 R'000	2002 R'000	2001 R'000
7.2	**Inventories**			
	Non-current inventory			
	In-process metal	–	39 221	–
	Current inventory			
	In-process metal	**4 755**	13 557	30 491
	Spares and consumables	**9 943**	2 286	2 885
		14 698	15 843	33 376

Included in in-process metal are the heap leach pads and ore stockpiles which were carried at their net realisable value in 2003. During 2003 a provision was raised so as to carry the heap leach pad in-process inventory at their net realisable value. The carrying value of the inventory is Rnil (2002: R52 778, 2001: R nil). A future discounted cash flow on the heap leach operations was drawn up based upon the competent persons report received during October 2003. The net present value determined could not support the carrying value of the heap leach inventories as shown in the accounts with the result that R44.3 million (the carrying value of the inventory) was written-down. The in-process inventories contained in stockpiles were assessed at year-end and the gold content was found to be inadequate to support the carrying value thereof, resulting in R14.3 million being written-down.

Included in the in-process metal is gold inventory carried at a net realisable value of R4 million (2002: R nil; 2001: R nil).

R4 million included in the above in-process metal has been pledged as security to Nedbank (see Note 7.8).

		2003 R'000	2002 R'000	2001 R'000
7.3	**Other investments**			
	Investments in Environmental Trust Fund	**7 283**	6 448	6 346
	– Opening balance	**6 448**	6 346	5 893
	– Interest received	**835**	102	453
	Rehabilitation cash management account	**569**	–	–
	Debt Redemption Fund	**4 662**	3 588	2 033
		12 514	10 036	8 379

The Environmental Trust Fund is an irrevocable trust under the Group's control and is to be used to fund the rehabilitation liabilities. Funds in the trust consist of primarily cash held in interest bearing accounts, together with investments in South African equities.

The Debt Redemption Fund is an equity linked unit trust investment. Contributions are made on a monthly basis, which will accumulate in order to settle the long-term loan in respect of the Heap Leach Pad (refer to Note 7.8). The bearer of the long-term loan has an unlimited pledge and cession on this investment. For the fair value on this investment, refer to Note 7.15.

The rehabilitation cash management account is a money market fund investment. Interest is capitalised on a monthly basis.

		2003 R'000	2002 R'000	2001 R'000
7.4	**Receivables and prepayments**			
	Trade receivables	**1 307**	1 716	2 350
	Value-Added Tax	**6 503**	6 428	4 946
	Other receivables	**729**	13 655	3 188
		8 539	21 799	10 484
7.5	**Amounts owing by/(to) related third parties**			
	Amount owing by Benoryn Investment Holdings (Proprietary) Limited	**–**	781	114
	Amount owing by Erf 717	**86**	36	–
	Total amounts owing by related third parties	**86**	817	114
	Amount owing to AFL Rehabilitation Trust	**(50)**	(50)	–
	Amount owing to Benoryn Investment Holdings (proprietary) Limited	**–**	–	(4 056)
	Amount owing to N J Froneman	**(56)**	–	–
	Total amounts owing to related third parties	**(106)**	(50)	(4 056)

The above loans are unsecured, interest free and there are no fixed terms of repayment.

		2003 R'000	2002 R'000	2001 R'000
7.6	**Cash and cash equivalents**			
	Bank and cash balances	**12 482**	76 209	17 941
	Bank overdraft	**(9 542)**	(7 081)	(5 999)
		2 940	69 128	11 942

	2003	2002	2001
7.7 Ordinary share capital			
Authorised:			
300 000 000 ordinary shares of 2 cents each (2002: 200 000 000 ordinary shares of 2 cents each) (2001: 200 000 000 ordinary shares of 2 cents each)	**6 000**	4 000	4 000
Issued:			
210 952 406 (2002: 173 329 123) (2001: 137 762 456) ordinary shares of 2 cents each	**4 219**	3 466	2 755

The remaining unissued shares, namely 89 047 594 (2002: 26 670 877; 2001: 62 237 544), are under the control of the directors until the forthcoming annual general meeting.

Reconciliation of share movement:

	2003	2002	2001
Opening balance of shares in issue	**173 329 123**	137 762 456	118 462 288
Issued during year	**37 623 283**	35 566 667	19 300 168
Closing balance of shares in issue	**210 952 406**	173 329 123	137 762 456
Aggregate proceeds yielded (R'000)	**183 202**	199 965	29 295

Share options

Movement in the number of share options outstanding are as follows:

	Number of shares		
	2003	**2002**	**2001**
At beginning of year	**6 552 330**	3 618 999	3 616 667
Granted during year	**5 886 780**	5 050 000	1 365 000
Exercised during year	**(574 331)**	(2 066 668)	(1 362 668)
Forfeiture of share options	**(3 819 336)**	(50 001)	–
At end of year	**8 045 443**	6 552 330	3 618 999

An option granted to a participant in The Afrikander Lease Share Option Scheme shall remain open for exercise for a period of five years from the date the option is granted. When a participant exercises his option in respect of some or all of the shares which are subject to that option, the price payable for such options shall be paid in equal tranches at any time during the third, fourth or fifth years after exercise date.

Share options were granted as follows:

Date granted	Number of options	Option price (Rand)	Expiry date
April 1999	3 280 000	0.90	April 2004
January 2000	336 667	1.25	January 2005
November 2001	1 365 000	1.82	November 2006
January 2002	1 500 000	1.82	January 2007
March 2002	1 200 000	2.75	March 2007
July 2002	2 350 000	4.02	July 2007
April 2003	1 500 000	4.02	April 2008
April 2003	2 691 780	4.38	April 2008
November 2003	681 000	4.36	November 2008
November 2003	1 014 000	4.69	November 2008

Options exercised during May 2003 resulted in 41 666 shares being issued at a price of 90 cents, 60 332 shares of R1.25 and 175 000 shares of R1.82 each.

Options exercised during July 2003 resulted in 210 000 shares being issued at a price of 90 cents and 33 333 shares of R1.82 each.

Options exercised during October 2003 resulted in 667 shares being issued at a price of R1.25 and 53 333 shares of R1.82 each.

The above transactions yielded the following aggregate proceeds:

	R'000
Ordinary share capital – at par	12
Share premium proceeds	768
	780

		2003 R'000	2002 R'000	2001 R'000
7.8	**Interest bearing borrowings**			
	(a) Heap leach pad loan	**8 924**	8 924	8 804
	(b) Elution plant and other finance lease liabilities			
	Present value of finance lease obligations payable within one year	**9 451**	6 066	5 217
	Minimum lease payments	**12 505**	9 599	7 410
	Finance charges	**(3 054)**	(3 533)	(2 193)
	Present value of finance lease obligations payable within two to five years	**19 668**	17 760	15 073
	Minimum lease payments	**22 917**	23 566	17 824
	Finance charges	**(3 249)**	(5 806)	(2 751)
	(c) Nedbank			
	Present value of finance lease obligations payable within one year	**20 000**	–	–
	Minimum lease payments	**26 066**	–	–
	Finance charges	**(6 066)**	–	–
	Present value of finance lease obligations payable within two to five years	**34 799**	–	–
	Minimum lease payments	**34 799**	–	–
	Finance charges	**–**	–	–
	Total borrowings	**92 842**	32 750	29 094
	Short-term portion of finance leases	**(29 451)**	(6 066)	(5 217)
	Total long-term borrowings	**63 391**	26 684	23 877

(a) *Heap leach pad loan*

A medium term loan was obtained for the metallurgical design, acquisition, installation, commissioning and overseeing of the construction of the heap leach pad. This loan is repayable in the year 2005. Monthly interest is payable at prime plus 0.75%.

Securities held in respect of the loan are as follows:

(i) R5 million of equipment selected by the borrower on the basis of current auction values;

(ii) R3 million to be made up of all equipment purchased for the construction of the heap leach pad;

(iii) cession of the mineral rights of the Southern portion of the property of an amount of R11.1 million; and

(iv) pledge and cession, in favour of the bank, of all short-term insurance policies covering the heap leach pad and batch elution plant financed by the bank.

(b) *Elution plant and other finance lease liabilities*

An instalment finance lease liability was obtained for the purchase of equipment required for the construction, installation and commissioning of the batch elution plant. Other finance leases were obtained for the purchase of equipment required for mining operations. Monthly instalments

payable range from R3 813.59 (2002: R106 591; 2001: R73 324) to R206 858.80 (2002: R207 201; 2001: R151 374) and are repayable from April 2000 to September 2006. Interest rates are linked to prime and range from prime less 2.5% to prime less 0.5%.

The Industrial Development Corporation loans are secured by a general notorial bond over all moveable assets.

(c) Nedbank

A medium-term loan was obtained for the purchase and commissioning of the Carbon-in-leach gold extraction plant. This loan is repayable in the year 2006. Monthly interest is repayable at a rate of Jibar plus a margin of 4% decreasing to 3%.

This loan facility is secured by a bond over mineral rights and the CIL plant as well as security over certain moveable assets.

		2003 R'000	2002 R'000	2001 R'000
7.9	**Rehabilitation and closure cost obligation**			
	Accrued provision for environmental rehabilitation	**20 610**	4 500	4 500

Management has embarked upon a holistic review of the Klerksdorp operations including the impact of past and future mining activities on the environment. To this end, both an independent and internal review was performed on the rehabilitation obligations at the operations and it was concluded that the provision made of R4.5 million was inadequate. Given the reduction of the life-of-mine and the above review, the provision was subsequently increased by R15.1 million to R19.6 million. The additional 1 million provision relates to the East Rand operations.

		2003 R'000	2002 R'000	2001 R'000
7.10	**Trade and other payables**			
	Trade payables	**16 102**	11 943	12 254
	Accruals	**1 045**	2 942	770
		17 147	14 885	13 024

7.11 Provisions

	Leave pay R'000	Overtime R'000	Litigation R'000	Retrench-ment R'000	Other R'000	Total R'000
At 31 December 2000	454	96	–	–	–	550
Additional provisions	381	88	–	–	–	469
Utilised during year	(318)	(96)	–	–	–	(414)
At 31 December 2001	517	88	–	–	–	605
Additional provisions	209	497	–	–	–	706
Utilised during year	(65)	(86)	–	–	–	(151)
At 31 December 2002	661	499	–	–	–	1 160
Additional provisions	2 459	–	2 467	1 842	6 944	8 132
Utilised during year	(1 705)	(499)	–	–	(3 875)	(499)
At 31 December 2003	1 415	–	2 467	1 842	3 069	8 793

The provision for litigation relates to outstanding claims from the former Managing Director and Chairman, P E Skeat. The date on which the claim will be settled is dependant upon the date on which the claimant accepts the offer.

The provision for retrenchment relates to the retrenchment of employees due to the suspension of mining activities in the open pit section and the resultant mothballing of the CIL plant. The employees were retrenched effective 14 January 2004.

Included in other provisions is an amount of R2 million in lieu of outstanding income taxes of employees and former employees. It is not yet certain if this provision will be utilised.

	2003 R'000	2002 R'000	2001 R'000
7.12 Commitments			
– Capital expenditure commitments contracted for	–	31 000	3 000
– Capital expenditure commitment authorised by the directors but not yet contracted for	**50 000**	19 000	1 250
	50 000	50 000	4 250

The capital commitment relates to capital expenditure on the Bonanza and Modder East projects. The commitments at 31 December 2002 represented commitments towards contractors for the completion of the CIL metallurgical plant.

The above expenditure will be funded from the R82,5 million private placement as announced on 12 February 2004.

7.13 Retirement benefit funds

The Group participates in a defined contribution fund for the benefit of its employees. All employees participate in the Skeat Mining Provident Fund, which is a defined contribution plan whereby the Group's obligation is limited to the amount contributed to the fund on a monthly basis. The Group contributed R747 564 (2002: R485 209; 2001: R376 126) to the defined contribution plan for the financial year.

7.14 Related party transactions

Name of company	Nature of relationship	Nature of transactions	Aggregate transaction value R'000	Amount due to R'000	Amount due from R'000
NJF Financial Investments (Proprietary) Limited *	Company owned by executive director	Consulting services	30	–	–
VIA Strategic Partners *	Close corporation owned by executive director	Consulting services	40	–	–
Reitron (Proprietary) Limited	Company owned by Non-executive director	Consulting services	298	12	–

* The amounts paid to the respective executive directors were paid in relation to services rendered before the individuals were appointed as executive directors of Aflease and hence before the individuals became related parties.

Interest of directors in share capital

At the accounting date, the directors were beneficially and non-beneficially directly or indirectly interested in 7 404 833 (2002: 28 653 733; 2001: 55 812 686) of the issued ordinary shares of the Company.

Share options granted to directors

Share options were granted to directors on the same terms and conditions as those offered to other employees of the Company (Note 7.7). The aggregate number of share options granted to the directors of the Company during the year was 4 191 780 (2002: 3 650 000; 2001: 100 000) share options. The outstanding number of share options granted to the directors of the Company at the end of the year was 5 391 780 (2002:3 750 000; 2001: 1 766 668) share options.

Directors' interest in contracts

Other than the interest held by Mr N J Froneman and M Steyn in the Neal Froneman Consortium which sold its entire interest in the issued ordinary share capital of the New Kleinfontein Mining Company Limited to Aflease, the directors had no direct or indirect interest in any transaction that the Company effected during the current or immediately preceding year, or in an earlier financial year and which remain in any respect outstanding or unperformed.

	2003 R'000	2002 R'000	2001 R'000
Directors' fees and remuneration			
Executive directors:	**3 274**	5 192	384
– Salaries	**3 270**	546	87
– Gains made on the exercise of share options	**–**	4 580	291
– Medical aid scheme contributions	**4**	66	6
Non-executive directors:	**661**	1 922	304
– Other services	**661**	770	200
– Gains made on the exercise of share options	**–**	1 152	104
	3 934	7 114	688

7.15 Financial instruments

The Group minimises its credit risks by placing its cash and equivalents with major banks and financial institutions located in South Africa, after evaluating the credit rating of the respective financial institutions. The Group believes that no concentration of credit risk exists with respect to cash and equivalents.

The Group's principal product is gold bullion. The Group sells its gold to a reputable gold refiner and because of the international market for gold, any loss of its existing customers would not have a materially adverse impact on the Group.

Fluctuating interest rates impact the value of the short-term cash investments and financing activities giving rise to interest rate risk. In the ordinary course of business, the Group receives cash from its operations to fund working capital and capital expenditure requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve maximum returns while minimising risk. Where necessary, external funding is obtained to finance specific capital expenditure either through loans or private placement of equity.

The following table presents the carrying amounts and fair values of the Group's financial instruments outstanding at 31 December 2003. The fair value of the financial instruments is defined as the amount at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidated sale.

	31 December 2003		31 December 2002		31 December 2001	
	Carrying amount R'000	Fair value R'000	Carrying amount R'000	Fair value R'000	Carrying amount R'000	Fair value R'000
Financial Assets						
Investment – Rehabilitation Trust Fund	**7 283**	**7 283**	6 448	5 147	6 346	5 087
Investment – Debt Redemption Fund	**4662**	**4 662**	3 588	2 739	2 033	1 588
Investment – Rehabilitation Cash Management account	**569**	**569**	–	–	–	–
Receivables	**8 539**	**8 539**	21 799	21 799	10 484	10 484
Bank and cash balances	**12 482**	**12 482**	76 209	76 209	17 941	17 941
Financial Liabilities						
Interest bearing borrowings – long term	**63 391**	**63 391**	26 684	26 684	23 877	23 877
Trade payables	**17 147**	**17 147**	14 885	14 885	13 024	13 024
Bank overdraft balances	**9 542**	**9 542**	7 081	7 081	5 999	5 999
Interest bearing borrowings – current	**29 451**	**29 451**	6 066	6 066	5 217	5 217

Estimation of fair values

Receivables, trade payables, bank balances and bank overdraft

The carrying amounts are a reasonable estimate of the fair values due to the short period of maturity of such assets.

Investments

The monies in the Environmental Rehabilitation Fund are invested in interest-bearing securities and shares. Monies paid into the Debt Redemption Fund are invested in equity linked unit trusts. The monies in the Rehabilitation Cash management account are invested in a money market fund. The fair value has been based on the market value of the underlying securities and investments.

Long-term and short-term interest bearing borrowings

The fair value of fixed rate long and short-term debt is estimated using the expected future payments discounted at market related interest rates.

7.16 Cash generated from operations

	2003 R'000	2002 R'000	2001 R'000
(Loss)/Profit before taxation	**(409 624)**	15 593	16 057
Net finance costs	**9 270**	1 640	3 194
Non-cash items:			
– Depreciation and amortisation	**15 563**	9 047	7 551
– Profit on disposal of assets	**–**	190	(420)
– Impairment of long-life assets	**230 325**	–	–
– Write-down of heap leach and other stock items	**58 557**	–	–
– Provision for rehabilitation	**15 082**	–	–
– Non-cash movement in lock-up	**4 767**	–	–
– Fair value adjustment of investment	**301**	–	–
	(75 759)	26 470	26 382
Movement in working capital:			
Increase in inventories	**(22 958)**	(21 688)	(16 304)
Decrease/(Increase) in trade receivables and prepayments	**13 786**	(11 315)	(4 190)
(Decrease)/Increase in trade and other payables	**(9 322)**	2 416	1 644
Net decrease/(increase) in amounts owing by related third parties	**731**	(703)	(73)
	(93 522)	(4 820)	7 459

7.17 Purchase of subsidiary

The aggregate fair value of assets acquired and liabilities assumed on the purchase of the New Kleinfontein group were as follows:

	2003 R'000	2002 R'000	2001 R'000
Aggregate fair value of net assets acquired	**1 391**	–	–
Property, plant and equipment	**8 124**	–	–
Investments	**517**	–	–
Receivables and prepayments	**526**	–	–
Cash and cash equivalents	**1 881**	–	–
Interest bearing borrowings	**(4 494)**	–	–
Trade and other payables	**(4 135)**	–	–
Rehabilitation and cost closure obligations	**(1 028)**	–	–
Goodwill	**100 056**	–	–
Purchase price	**101 447**	–	–
Cash and cash equivalents	**(1 881)**	–	–
Shares consideration	**(67 632)**	–	–
Cash consideration	**31 934**	–	–

7.18 Non-cash transactions

During the 2003, 2002 and 2001 financial years, the following non-cash transactions were recorded:

(a) property, plant and equipment was purchased during the year and financed via finance leases. The net investment in capitalised leased assets, amounted to R6 851 667 (2002: R8 730 576; 2001: R12 576 226 net of settlements) for the year;

(b) a medium-term loan was obtained for the metallurgical design, acquisition, installation, commissioning and overseeing of the construction of the heap leach pad. This loan is repayable in the year 2005. The increase in interest bearing borrowings relating to 2000 was R339 213. The interest incurred in January and February 2000 has been capitalised to property, plant and equipment as the operations were in a pre-production state; and

(c) during the 2002 financial year, the Company issued 9 million ordinary shares in exchange for assets acquired from Benoryn Investment Holdings (Pty) Limited at a value of R45 million.

These transactions have been excluded from the cash flow statements as they do not result in an exchange of cash.

7.19 Post-balance sheet events

During November 2003, Aflease announced the conclusion of an agreement with Harmony Gold Mine Limited in terms of which Kalahari Gold Ridge Limited would be acquired for a consideration of R275 million pending certain conditions precedent. On 17 March 2004 Aflease announced that Harmony rejected the proposed payment terms and the transaction was cancelled and specific performance claims were subsequently waived by both parties.

7.20 Operating profit

	2003 R'000	2002 R'000	2001 R'000
Operating profit is stated after charging the following amounts:			
Auditors' remuneration	**463**	287	274
– audit fees	**402**	244	168
– other services	**51**	21	78
– expenses	**10**	22	28
Amortisation and depreciation	**15 563**	9 047	7 551
Exploration expenditure	**5 557**	2 096	2 573
Professional fees	**2 056**	1 789	1 999
– consulting fees	**1 471**	573	1 089
– other professional fees	**585**	1 216	910
Staff costs	**35 918**	17 857	12 349
– salaries and wages	**35 170**	17 372	11 973
– pension costs – defined contribution plan	**748**	485	376
Retrenchment costs	**4 165**	–	–
Loss on fair value adjustment of investment	**301**	–	–
Number of employees	**553**	382	306
Operating profit is stated after crediting the following amount:			
Profit/(Loss) on sale of assets	**21**	(190)	420

	2003 R'000	2002 R'000	2001 R'000
7.21 Net finance costs			
Interest paid			
– Bank interest	**(115)**	(292)	(397)
– Interest on finance leases	**(10 608)**	(4 233)	(3 167)
– Other interest	**(1 085)**	(638)	(334)
Total interest paid	**(11 808)**	(5 163)	(3 898)
Interest received			
– Bank interest	**1 532**	3 332	251
– Investments	**841**	191	453
– Other interest	**167**	–	–
Net finance costs	**9 270**	(1 640)	(3 194)
7.22 Taxation			
South African taxation – current	**–**	–	–
Deferred taxation	**407**	–	–

Mining tax on mining income is determined on a formula which takes into account the net revenue and capital expenditure from mining operations during the year. No mining tax was payable in the year under review as the Group has an estimated unredeemed capital expenditure balance of R215.6 million (2002: R113.3 million; 2001: R17.8 million) and calculated tax losses of R160.1 million (2002: R56.1 million; 2001: R68.6 million).

The mining tax rate is determined by the following formula: $Y=46-230/x$

Where y is the calculated percentage tax rate and x is the ratio of taxable income from mining to total revenue from mining expressed as a percentage.

These future deductions are utilisable only against income generated from the Group's current mining operation and do not expire unless the mine ceases to trade for a period longer than one year.

Non-mining taxable income, which consists primarily of net interest received, is taxed at the standard rate of 38% (2002: 38%; 2001: 38%). The Group is exempt from payment of secondary taxation on companies.

A net deferred tax asset, as a result of tax losses and unredeemed capital expenditure, has not been recognised in the current period as its recoverability is not deemed to be beyond reasonable doubt.

The deferred taxation in the current year is a write back of deferred taxation raised in New Kleinfontein Gold Claims (Proprietary) Limited due to the liability arising on a permanent difference.

A reconciliation between the average effective tax rate and the applicable tax rate is not included due to the effective rate being zero (0%) as a result of unredeemed capex and computed tax losses.

7.23 (Loss)/Earnings per share, fully diluted (loss)/earnings per share and headline (loss)/earnings per share

(Loss)/Earnings per share

(Loss)/earnings per share has been calculated using the net (loss)/profit for the year of R409 624 355 (2002: R15 592 721; 2001: R16 057 405) and a weighted average number of shares of 188 421 148 (2002: 148 098 027; 2001: 123 029 857) shares.

Fully diluted (loss)/earnings per share

The calculation of the fully diluted basic (loss)/earnings per share is based on net profit of the year of R409 624 355 (2002: R15 592 721; 2001: R16 057 405) and the dilutive effect of employee share options resulting in 8 231 339 (2002: 2 777 332; 2001: 3 693 999) options being in issue throughout the year.

The calculation of the fully diluted headline (loss)/earnings per share is based on net profit of the year of R179 298 788 (2002: R15 592 721; 2001: R16 057 405) and the dilutive effect of employee share options resulting in 8 231 339 (2002: 2 777 332; 2001: 3 693 999) options being in issue throughout the year.

Headline (loss)/earnings per share

The headline (loss)/earnings per share has been calculated using headline earnings of R179 298 788 (2002: 15 592 721; 2001: 16 057 405) and a weighted average number of shares of 188 421 148 (2002: 148 098 027; 2001: 123 029 857) shares.

	2003 R'000	2002 R'000	2001 R'000
Reconciliation of basic (loss)/earnings to headline (loss)/earnings:			
Basic (loss)/earnings	**(409 624)**	15 593	16 057
Impairment of long-life assets	**230 325**	–	–
Headline (loss)/earnings	**(179 299)**	**15 593**	**16 057**

7.24 Segment report

for the year ended 31 December 2003

	Klerksdorp operations R'000	Corporate R'000	New Kleinfontein Group R'000	Group R'000
Revenue	99 921	–	1 043	100 964
Cash operating costs	(147 596)	(300)	(1 503)	(149 399)
Cash operating loss	(48 435)			
Net finance costs	(8 907)	(5)	(358)	(9 270)
General and administrative	(1 664)	(6 693)	(808)	(9 165)
Exploration expenditure	(2 854)	–	(2 703)	(5 557)
Other costs	(34 975)	–	(437)	(35 412)
Loss from operations before non-recurring items	(107 839)			
Impairment of long life assets	(230 325)	–	–	(230 325)
Write-down of heap leach and other stock items	(58 557)	–	–	(58 557)
Other non-recurring items	(5 772)	(4 934)	(2 602)	(13 310)
Operating loss	(410 031)			
Total assets	271 488	312	6 210	278 010
Total liabilities	(137 080)	(12 578)	(12 161)	(161 819)
Other segment items				
Capital expenditure	110 385	–	4 781	115 166
Amortisation and depreciation	15 126	–	437	15 563
Restructuring costs	2 323	–	–	2 323

7.25 Investment in subsidiaries

The Afrikander Lease Limited has the following investments in unlisted subsidiaries:

- 100% holding (100 issued shares) in a South African company, Rietkuil Mining (Proprietary) Limited. The company changed it's name from Skeat Mining (Proprietary) Limited to Rietkuil Mining (Proprietary) Limited effective 15 September 2003. The company is a labour service company whose employees render mining and processing services to The Afrikander Lease Limited. The investment is shown at cost and is equal to the directors' valuation;
- 100% holding (100 issued shares) in a South African company, AFL Plant and Engineering (Proprietary) Limited. The company renders mining and processing services within the Inner Basin to The Afrikander Lease Limited. The investment is shown at cost and is equal to the Directors' valuation; and
- 100% holding (188 028 138 issued shares) in a South African company, New Kleinfontein Mining Company Limited. This company is a holding company to its subsidiaries which are wholly owned:

- New Kleinfontein Gold Mine (Proprietary) Limited;
- New Kleinfontein Gold Claims (Proprietary) Limited;
- New Kleinfontein Rehabilitation Trust;
- Mali Holdings (Proprietary) Limited; and
- Morris Mining (Proprietary) Limited.

New Kleinfontein Mining Company Limited is the owner of four East Rand mineral rights areas being Modder East, UC Prospecting, Turnbridge and New Kleinfontein. The purpose of the acquisition is to develop Modder East into a gold producing mine with 350kg of gold production being anticipated per month which will enhance earnings over the medium term.

The acquisition was effective as from 1 March 2003 for a consideration of R101.4 million which was settled through the issuance of 14.1 million shares and R33.8 million cash.

The acquisition was accounted for on the acquisition accounting method and is equal to the directors' valuation.

AFLEASE ORDINARY SHARE PRICE HISTORY

The ordinary share price history on the JSE is set out below:

Date	High (cents)	Low (cents)	Close (cents)	Volume
Quarterly				
30 June 2002	695	240	635	65 847 811
30 September 2002	607	365	440	51 004 907
31 December 2002	650	410	640	40 907 379
31 March 2003	716	469	506	25 411 306
30 June 2003	513	400	505	34 946 315
30 September 2003	690	485	615	39 478 264
31 December 2003	615	120	325	39 227 685
31 March 2004	380	240	250	33 167 537
30 June 2004	290	145	148	15 325 144
Monthly				
31 August 2003	660	486	655	13 963 262
30 September 2003	690	600	615	9 879 306
31 October 2003	615	529	554	5 689 762
30 November 2003	555	439	477	8 080 102
31 December 2003	500	120	325	25 457 821
31 January 2004	380	255	290	12 608 700
29 February 2004	355	240	338	12 636 792
31 March 2004	335	240	250	7 922 045
30 April 2004	285	240	260	4 344 580
31 May 2004	290	211	235	5 039 071
30 June 2004	240	145	148	5 941 493
31 July 2004	150	85	141	14 666 554
31 August 2004	660	486	655	13 963 262
Daily				
2 August 2004	145	127	140	376 221
3 August 2004	150	125	134	449 550
4 August 2004	134	131	132	195 461
5 August 2004	135	130	131	370 622
6 August 2004	135	132	135	137 542
9 August 2004	–	–	–	–
10 August 2004	135	120	129	384 200
11 August 2004	130	115	122	337 820
12 August 2004	140	122	140	409 561
13 August 2004	150	135	149	800 325
16 August 2004	155	150	153	259 596
17 August 2004	153	148	148	35 214
18 August 2004	146	140	140	84 400
19 August 2004	150	145	145	118 350
20 August 2004	145	140	140	437 035
23 August 2004	145	143	145	229 270
24 August 2004	148	143	148	209 221
25 August 2004	174	150	174	326 080
26 August 2004	185	175	180	279 525
27 August 2004	180	160	179	174 626

The above information is extracted from I-Net

APPOINTMENT, QUALIFICATION, REMUNERATION AND BORROWING POWERS OF DIRECTORS

1. THE COMPANY'S BORROWING POWERS

59. The Directors may exercise all the powers of the company to borrow money and to mortgage or encumber its undertaking and property or any part thereof and to issue debentures or debenture stock (whether secured or unsecured), whether outright as security for any debt, liability or obligation of the company or of any third party.

For purposes of the provisions of 59, the borrowing powers of the directors shall be unlimited.

2. DIRECTORS

90. The number of directors shall not be less than four, and shall not be more than nine.

91. The Directors shall have power at any time and from time to time to appoint any person as a Director, either to fill a casual vacancy, or as an addition to the Board, but so that the total number of the Directors shall not at any time exceed the number fixed. Any person appointed to fill a casual vacancy or as an addition to the Board shall retain office only until the following ordinary general meeting of the Company and shall then retire and be eligible for re-election.

92. Neither a director nor an alternative director shall be obliged to hold any qualification ordinary shares.

93. The remuneration of the directors for their services as such shall be determined from time to time by a general meeting.

94. The Directors shall be paid all their travelling and other expenses properly and necessarily incurred by them in and about the business of the Company, and in attending meetings of the Directors or of committees thereof, and if any Director shall be required to perform extra services or to go or to reside abroad or otherwise shall be specifically occupied about the Company's business, shall be entitled to receive remuneration to be fixed by the Directors which may be either in addition to or in substitution for the remuneration provided for in the last preceding article.

96. The office of Director shall be vacated:

- if he becomes insolvent, or assigns his estate for the benefits of his creditors or suspends payment or files a petition for the liquidation of his affairs, or compounds with his creditors;
- if he becomes of unsound mind;
- if he has not duly qualified himself within two (2) months of his appointment, or if he ceases to hold the required number of ordinary shares to qualify him for office;
- if he is absent form meetings of the directors for six consecutive months without leave of the directors and is not represented at any such meetings during such six consecutive months by an alternate director, provided that the directors shall have power to grant any director not resident in South Africa leave of absence for any or an indefinite period;
- if he is removed under Articles 98 or 101 of the articles;
- one month, or, with the permission of the directors, earlier, after he has given notice in writing of his intention to retire;
- if he shall pursuant to the provisions of the statutes be disqualified or cease to hold office or be prohibited from acting as a director.

98. Subject to the provisions of the Statutes, the Company may by ordinary resolution remove any Director before the expiration of his period of office and by an ordinary resolution elect another person in his stead. The person so elected shall hold office during such time only as the Director in whose place he is elected would have held the same if he had not been removed.

102. At the ordinary meeting held in each year one-third of the Directors, or if their number is not a multiple of three, then the number nearest to, but not less than, one-third shall retire from office, provided that in determining the number of Directors to retire no account shall be taken of any Director who by reason of the provisions of Article 107 is not subject to retirement. The Directors so to retire at each ordinary meeting shall be firstly those retiring in terms of Article 91 and secondly those who have been longest in office since their last election or appointment. As between Directors of equal seniority, the Directors to retire shall, in the absence of agreement, be selected from among them by lot; provided that notwithstanding anything herein contained, if, at the date of any ordinary meeting any Director will have held office for a period of three years since his last election or appointment he shall retire at such meeting, either as one of the Directors to retire in pursuance of the foregoing or additionally thereto. A retiring Director shall act as a Director throughout the meeting at which he retires. The length of time a Director has been in office shall, save in respect of Directors appointed or elected in terms of the provisions of Article 91 of these presents, be computed from the date of his last election or appointment.

103. Retiring Directors shall be eligible for re-election. No person other than a Director retiring at the meeting shall, unless recommended by the Directors for election, be eligible for election to the office of Director at any general meeting unless, not less than seven days nor more than fourteen days before the day appointed for the meeting, there shall have been given to the Secretary notice in writing by some member duly qualified to be present and vote at the meeting for which such notice is given, of the intention of such member to propose such person for election and also notice in writing signed by the person to be proposed of his willingness to be elected. The power to elect Directors at extraordinary general meetings shall be exercised only by special resolution.

104. Subject to the preceding Article, the Company in general meeting may fill up the vacated offices by electing a like number of persons to be Directors, and may fill up any other vacancies. In electing Directors the provisions of the Statutes shall be complied with.

105. If at any general meeting at which an election of Directors ought to take place, the place of any retiring Director is not filled up, he shall, if willing, continue in office until the dissolution of the ordinary meeting in the next year, and son on from year to year until his place is filled up, unless it shall be determined at such meeting not to fill up such vacancy.

112. The Directors may elect a chairman of their meetings and one or more deputy chairmen to preside in the absence of the chairman, and may determine a period – not exceeding one year – for which they are to hold office, but if no such chairman or deputy chairman are elected or if at any meeting the chairman and deputy chairman are not present at the time appointed for holding the same, the Directors shall choose one of their number to be chairman of such meeting.

SALIENT FEATURES OF THE AFRIKANDER LEASE LIMITED SHARE TRUST

1. The defined terms below are only applicable to this Annexure 4. The Afrikander Lease Limited Share Trust ("The Trust") will be formed when the Directors resolve to do so. The Trust will then be formed pursuant to the provisions of section 38(2)(b) of the Companies Act. Until such time only the option scheme shall operate in terms of the provisions of the Scheme. As at the date of the circular to which this annexure forms part, the Trust had not been formed.

2. Employees (including directors holding salaried employment or office) of the Aflease Group will be eligible to participate in the Scheme to the extent that options are granted to them to acquire ordinary shares of 2 cents each in the capital of the Company.

3. The Company, in general meeting, may from time to time reserve unissued ordinary shares and place those unissued ordinary shares under the control of the Board of directors of the Company ("the Board") for the purpose of the Scheme.

4. The aggregate number of ordinary shares in the Company that may be reserved in terms of the option scheme and that may be utilised in terms of the Scheme shall not, without the prior authority of the Company in general meeting and the approval of the JSE, exceed 15% (fifteen per centum) of the Company's issued ordinary share capital.

5. The aggregate number of ordinary shares in respect of which options have been granted to but not yet exercised by a participant in terms of the option scheme, together with the number of scheme ordinary shares registered in the name of that participant and constituting part of the scheme shall not, without the prior authority of the Company in general meeting and the approval of the JSE, exceed 10% (ten per centum) of the number of ordinary shares in the share capital of the Company available for purposes of the Scheme.

6. The directors shall, subject to the provisions of 4 and 5 above, determine the number of ordinary shares which are to be the subject of each option. The option price in respect of each share which is the subject of that option, shall be the middle-market price of the relevant share on the JSE, as certified by the Secretary of the Company, on the trading day preceding the option date.

7. Subject to the provisions of the Scheme, each option granted shall remain open for exercise for a period of 5 (five) years calculated from the day following the option date.

8. Options may be exercised by a participant in respect of the ordinary shares which are the subject of that option in the following proportions and at the following times:
   - up to 1/3 (one-third) of the ordinary shares which are the subject of the option after the 1st (First) anniversary of the option date;
   - up to 2/3 (two-thirds) of the ordinary shares which are the subject of the option after the 2nd (Second) anniversary of the option date;
   - up to 3/3 (all) of the ordinary shares which are the subject of the option after the 3rd (Third) anniversary of the option date.

9. A participant shall only be entitled to exercise an option on or before the expiry of 5 (five) years after the option date failing which such option shall lapse.

10. An option shall lapse:
    - 1 (one) year after the death of a participant; or
    - immediately on a participant ceasing to be employed as an employee of the Company not more than 2 (two) years after the option date, other than by death or retirement; or
    - 7 (seven) days after a participant has ceased to be employed as an employee of the Company, if his employment ceases more than 2 (two) years after the option date for any reason, other than his death or retirement; or

- if the interest of a participant in terms of or arising out of the option scheme is attached under any circumstances whatsoever, on the date the directors pass a resolution to that effect; or
- if the directors in their sole discretion consider that a participant has committed an act which would justify summary dismissal at common law or that a participant has committed any act which is detrimental to the Company or any of its subsidiaries, on the date the directors pass a resolution to that effect;
- otherwise, on the date following the 5th anniversary of the option date,

provided that the trustees shall be entitled in their sole discretion to apply other provisions which are more favourable to participants than the aforegoing provisions of clause 25.1, but provided further that such other provisions shall not place participants in a better position than they would have been had they still been employed by the Company.

11. No option nor any rights granted hereunder may be transferred, ceded, pledged or alienated in any way whatsoever.

DETAILS OF PRINCIPAL IMMOVABLE PROPERTIES AND PRINCIPAL IMMOVABLE LEASED PROPERTIES

PRINCIPLE IMMOVABLE PROPERTIES

Land and buildings (The Afrikander Lease Limited) R12 523 483 cost

- Portion 74/38/20 of the farm Rietkuil 397;
- Portion 44 of the farm Rietkuil 397;
- The farm Elandslaagte 330;
- Portion 54 and 61 of the farm Rietkuil 397;
- Portion 65/58/68/9/10 of the farm Rietkuil 397;
- Portion of portion 7/11 of the farm Rietkuil 397;
- Remaining extent of portion of portion 7 of the farm Rietkuil 397;
- Remaining extent of portion 8 of the farm Rietkuil 397; and
- Portion 43/6/4/57/5 of the farm Rietkuil 397;
- Portion 24 of the farm Rietkuil 397.

Land and buildings (New Kleinfontein Gold Mine (Proprietary) Limited R222 356 cost

- The remaining extent of the farm "The Springs No. 129" IR measuring 82.5 hectares.

PRINCIPAL IMMOVABLE LEASED PROPERTIES

Property	Details	Total
Empire Park, Parktown, 227m^2 of rentable office area	Expires 31 March 2006	Payable monthly

LOANS AND BORROWINGS

At 31 December 2003

Details of lender	Outstanding capital R'000	Security	Repayment terms	Rate of interest	Asset purchased
The Afrikander Lease Limited					
The Standard Bank of South Africa Limited – overdraft	9 542	Plant and equipment	R6 million overdraft with R1 million repayment monthly	Prime	No
Daimler Chrysler	253	Plant and equipment	Monthly instalments of R128 896	9.97% per annum	Yes
Standard Asset and Vehicle Finance	3 081	Plant and equipment	Monthly instalments of R121 177	1.3% below prime bank overdraft rate	Yes
Citi Bank	1 980	Plant and equipment	Monthly instalments of R151 127	Prime bank overdraft rate	Yes
Industrial Development Corporation	1 980	General notarial bond over the Company's moveable assets	Monthly instalments of R184 965	Prime bank overdraft rate	Yes
Industrial Development Corporation	2 420	General notarial bond over the Company's moveable assets	Monthly instalments of R101 231	Prime bank overdraft rate	Yes
Standard Asset and Vehicle Finance	7 988	Plant and equipment	Monthly instalments of R206 859	5.97% above prime bank overdraft rate	Yes
Standard Asset and Vehicle Finance	8 161	Plant and equipment	Monthly instalments of R157 815	1.5% below prime bank overdraft rate	Yes
Standard Asset and Vehicle Finance	710	Plant and equipment	Monthly instalments of R42 620	1.5% below prime bank overdraft rate	Yes
Standard Asset and Vehicle Finance	70	Plant and equipment	Monthly instalments of R3 814	1.5% below prime bank overdraft rate	Yes
Standard Asset and Vehicle Finance	130	Plant and equipment	Monthly instalments of R7 074	1.5% below prime bank overdraft rate	Yes
Nedbank Limited	54 799	Bond over mineral rights Bond over the CIL plant Bond over certain moveable assets	Monthly capital repayments of R1 666 667 as well as the interest portion	Rate of Jibar plus a margin of 4% decreasing to 3%	Yes
Mercantile Bank Limited	8 924	R5 million of equipment selected by borrower on basis of current auction values. R3 million to be made up of all equipment purchased for construction of the heap leach pad. Cession of the mineral rights of the Southern Portion of the property for an amount of R11.1 million. Pledge and cession, in favour of the bank, of all short-term insurance policies covering the heap leach pad and batch elution plant financed by the bank	None. Fixed payment to be made in 2005	0.75% above prime bank overdraft rate	Yes

Details of lender	Outstanding capital R'000	Security	Repayment terms	Rate of interest	Asset purchased
New Kleinfontein Gold Mine (Proprietary) Limited					
Industrial Development Corporation	1 277	General notorial bond over the Company's property	Monthly instalments of R55 560	Prime bank overdraft rate	Yes
Ekurhuleni Metropolitan Municipality – Springs	84	Land acquired	Monthly instalments of R4 781	17% per annum	Yes
New Kleinfontein Gold Claims (Proprietary Limited					
Industrial Development Corporation	944	Immovable property of the Company	Monthly instalments of R55 560	Prime bank overdraft rate	Yes

STATEMENT IN SUPPORT OF THE KING II REPORT

The Directors welcome and endorse the Code of Corporate Practice and Conduct ("the Code") as set out in the King Report on Corporate Governance for South Africa 2002 ("King II") and have adopted those parts of the Code that are applicable and efficient for a Group of this nature and size. In supporting the Code, the Directors recognise the need to conduct the business of the enterprise with integrity and in accordance with generally accepted corporate practice.

Board of Directors

The Group has a unitary Board structure consisting of three independent non-executive Directors, one non-executive director and three executive Directors, whose details appear on page 23 of this circular.

The Board of Directors meets at least quarterly in order to set overall Company policies and takes decisions on matters of strategic importance to the Group. Day-to-day management of the mining and exploration business vests with Executive Board members and Executive management.

Non-executive Directors take responsibility for ensuring that the chairman encourages discussion on all matters relating to the Board and requiring the Board's attention. The non-executive directors are chosen for their expertise on business matters and also for their strong sense of community ethos and commitment to the principles of black economic empowerment. The Board is satisfied that the non-executive Directors are individuals of exceptional calibre and credibility, and are able to bring judgement to bear independent of management, on issues of strategy, performance, resources and standards of conduct and evaluation of performance.

During the 2003 financial year, the Chairman was involved in the day-to-day management of the business and was one of the Executive Directors of the Board. In line with recommendations of King II, during May 2003, the role of the Chief Executive Officer and Chairman was separated with the appointment of a Non-executive Chairman. Emoluments paid to Directors and service contracts with Directors, details of Directors' interests in share capital and the share option scheme of the Company are disclosed on page 26 of the circular.

In terms of the Company's articles of association, one-third of the Directors are required to retire each year on a rotating basis and offer themselves for re-election at the Annual General Meeting. The appointment of new Directors is approved by the Board as a whole.

Details of attendance at Board meetings by Directors during the financial year ended 31 December 2003 are set out below:

Name of Director	27 Feb	19 Mar	11 Apr	8 May	30 July	6 Oct	29 Oct	2 Dec
D J Nortier	P	P	P	P	P	P	P	P
K V Dicks	NAD	NAD	NAD	P	P	P	P	P
F Lips	NAD	NAD	NAD	P	P	P	P	A
J M Sibley	NAD	NAD	NAD	P	P	P	P	P
N J Froneman	P	P	P	P	P	P	P	P
M Steyn	P	P	P	P	P	P	P	P
K B K Jones	NAD	NAD	NAD	P	P	P	P	P
P E Skeat	P	P	A	NAD	NAD	NAD	NAD	NAD
P C Walters	P	P	P	NAD	NAD	NAD	NAD	NAD
J H Scholes	P	P	P	NAD	NAD	NAD	NAD	NAD

A – Absent with apologies   P – Present   NAD – Not a Director at the respective date

Company Secretary and Professional Advice

All Directors have access to the advice and service of the Company Secretary, who is responsible for ensuring that Board procedures are followed and for ensuring compliance with procedures and regulations of a statutory nature. All Directors are entitled to seek independent professional advice about the affairs of the Group at the Group's expense, should they believe that course of action would be in the best interests of the Group.

The Company Secretary is required to provide the Directors of the Company, collectively and individually, with guidance as to their duties, responsibilities and powers. The Company Secretary is also required to ensure that the Directors are aware of all laws, legislation, regulations and corporate governance issues relevant to, or affecting the Company and reporting at any meetings of the shareholders of the Company or of the Company's Directors, any failure to comply with such laws, legislation, regulations or corporate governance issues.

The Company Secretary is also required to ensure that minutes of all shareholders' meetings, Directors' meetings and the meetings of the various committees of the Board are properly recorded in accordance with section 242 of the Companies Act. These minutes are circulated to the Board.

Remuneration Committee

The Group appointed a Remuneration Committee during the current financial year. The committee is chaired by Mr K V Dicks and Mr D J Nortier as a member. The Chief Executive Officer has a standing invitation to the committee but is not a member thereof. The committee has also retained the services of a Human Resources expert in the mining environment to advise the committee members.

Audit Committee

The Audit Committee is an important element of the Board's system of monitoring and control. The committee was assisted by the Group's financial personnel and the Company Secretary.

The committee comprises the following members:

Mr J M Sibley (Chairman of the committee); and

Mr D J Nortier.

In line with the recommendations of King II, Mr D J Nortier resigned as chairman to the committee on 15 March 2004. On this date, Mr J M Sibley was appointed as the chairman.

Mr Sibley is a qualified lawyer practicing law in Canada while Mr Nortier is a qualified Chartered Accountant.

The external auditors have free access to this committee. Meetings are attended by the Group's external auditors, Executive management and selected members of management to review the financial statements and accounting policies, the effectiveness of management information and other systems of internal control, the interim financial information and the external auditors' findings. All important findings arising from the audit are brought to the attention of the Audit Committee and, if necessary, to the Board. The Directors are of the opinion that the current size and nature of the Group does not yet warrant the establishment of an internal audit division.

The main objectives of the committee include the following:

- assisting the Board of directors to fulfil their responsibilities of ensuring that the system of internal controls, accounting practices, management information systems, financial reporting systems and auditing processes are functioning effectively;
- facilitating the effective communication between the Board of directors, senior management and the external auditors;
- facilitating the credibility, objectivity and reliability of published financial reports and ensuring that the financial statements comply with Generally Accepted Accounting Practice, thereby providing an objective independent forum for the resolution of significant accounting and reporting related matters;
- promoting overall effectiveness of corporate governance;
- evaluating the independence and effectiveness of the external auditors; and
- monitoring the ethical conduct of the company, its executive and senior officials.

Mr J M Sibley and Mr D J Nortier attended Audit Committee meetings for the year which were held on the following dates: 8 May 2003, 23 July 2003 and 27 October 2003.

Mr D J Nortier also attended an Audit Committee meeting on 11 April 2003.

Risk Management and Internal Control Systems

The Board has the ultimate responsibility for the total risk management process within the Group. Management is accountable to the Board and has established a Group-wide system of internal control to manage significant Group risk. This system assists the Board in discharging its responsibility for ensuring that the wide range of risks, associated with the Group's operations, are effectively managed in support of the creation and preservation of shareholder wealth.

There is clear accountability for risk management. The requisite risk and control capability is assured through Board control and appropriate management selection and skills development. Managers are supported in giving effect to their risk responsibilities through sound policies and guidelines on control management.

Operational and financial risks are managed through the implementation and maintenance of a system of internal and financial controls designed to provide reasonable assurance as to the integrity and reliability of the financial information presented and to safeguard the Group's assets adequately. The internal controls are monitored on a regular basis. The systems are designed to provide reasonable but not absolute assurance against material misstatement and loss.

The Board has not been made aware of any incidents that would indicate any material breakdown in these internal controls during the past year.

There are inherent limitations in the effectiveness of any system of internal control including the possibility of human error and the circumvention or overriding of controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect to financial statement preparation and safeguarding of assets. Furthermore, the effectiveness of an internal control system can change with circumstances.

The Group complies with statutory laws, regulations and the maintenance of proper accounting records.

Safety, Health, Environment and Quality Executive Management

The Group attaches great importance to the safety and health of its employees and to the environment at large. Monthly minuted safety meetings are held at which issues pertaining to safety are brought to the attention of management. Further daily and weekly unminuted meetings are held at which safety issues are reviewed. Decisions as to the course of action to be taken are made, and are monitored in follow up management meetings.

Independent third parties are used to assess environmental and rehabilitation requirements and advice given by these third parties is discussed at the weekly management meetings with decisions made as to how best to implement the recommendations.

Insider trading

No Director or officer of the Group may trade in the Group's ordinary shares during a closed period to be determined by the Board. Closed periods are to be operated prior to the publication of the interim and year-end results. Where appropriate, the closed period will also be extended to include other sensitive periods. Lists of employees that fall into the category of officer will be compiled and approved by the Board.

Communication

The Group subscribes to a policy of full, accurate and consistent communication in respect of both its financial and operating affairs. The Group regularly enters into dialogue with institutional and private investors on the basis of the guidelines of promptness, relevance, transparency and substance over form, having due regard to the statutory and other directives prohibiting the dissemination of unpublished price-sensitive information by the Group and its Directors and officers.

The Group encourages shareholders to attend its general meetings, which provide opportunities for shareholders to ask questions of the Board, including the Chairmen of the Board of Directors and Audit Committee.

Media and investor briefings, which include telephonic and conference calls, are held when the Group's results are announced at quarterly intervals and when events require disclosure and discussion. The Group also has a website (www.aflease.com) containing up-to-date information.

Worker participation

The Group is committed to enabling employees to become shareholders of Aflease. The companies in the Group provide appropriate training for their employees and foster good employer/employee relations through various means including effective sharing of relevant information, consultation and the identification and resolution of conflicts. Certain key employees participate in The Afrikander Lease Limited Share Trust Scheme.

Code of ethics

The Group is committed to the highest standards of integrity, behaviour and ethics in dealing with all its stakeholders. The Group has developed and promulgated a formal written code of ethics. All employees and Directors are required to adhere to the ethical standards contained in this Code. The Directors are of the opinion that ethical standards are currently being met and supported by the abovementioned ethics programme.

Employment equity

The Group is committed to complying with the Employment Equity Act and has submitted its plan to the Department of Labour.

The Group has been successful in providing equal employment opportunities and in the promotion of internal candidates and the development of its people. The Group is compliant with the Employment Equity Act.

The Group subscribes to affirmative action measures to redress any employment disadvantages experienced by historically disadvantaged groups and individuals.

The training and development of employees within the subsidiary companies is an important strategic objective of the Group. The Group believes in a working environment that will allow its people to develop their abilities and to benefit from being part of the progressive and dynamic organisation.

The company has played an active role in the advancement of previously disadvantaged persons and this is reflected in the company workforce in that 76% of its employees are from historically disadvantaged communities and 2% are female.

Annual financial statements

The Directors are required by the Companies Act to maintain adequate accounting records and are responsible for the preparation of the annual financial statements which fairly present the state of affairs of the company. The Group has complied with South African Statements of Generally Accepted Accounting Practice. They are based on appropriate accounting policies as set out in the notes to the financial statements and which reasonable and prudent judgements and estimate support.

The external auditors are responsible for providing an independent assessment of internal controls and reporting on whether the financial statements are fairly presented in conformity with South African Statements of Generally Accepted Accounting Practice. The external auditors offer reasonable, but not absolute assurance, on the accuracy of financial disclosures. The preparation of the financial statements is the responsibility of management.

Consultation occurs between external auditors and the Audit Committee to affect an efficient audit process. The Audit Committee sets the principles for recommending the use of external auditors for non-auditing services. The external auditors provide no material non-audit services.

The directors believe that the financial statements fairly present the financial position of the Group at the end of the financial year and the result of the operations and cash flow information for the year.

Sponsor

Nedbank Capital acts as sponsor to the company in compliance with the Listings Requirements of the JSE.

ALTERATIONS TO THE SHARE CAPITAL OF AFLEASE

LIST OF POTENTIAL INVESTORS

Year-end per month	Shares	Capital	Premium	*Issue	Total	#Issue	Total	
	6 727 500				134 550		3 229 200	A
	63 275 000	0.02	0.75	1 265 500	1 400 050	47 173 391	50 402 591	A
	36 973 000	0.02	0.75	739 460	2 139 510	27 564 469	77 967 060	A
28/10/1998	1 420 000	0.02	0.75	28 400	2 167 910	1 058 652	79 025 712	A
	378 788	0.02	1.09	7 576	2 175 486	411 631	79 437 343	A
30/07/1999	5 500 000	0.02	1.09	110 000	2 285 486	5 976 887	85 414 230	A
30/11/2000	4 188 000	0.02	1.06	83 760	2 369 246	4 439 280	89 853 510	A
	90 001	0.02	1.23	1 800	2 371 046	110 701	89 964 211	A
26/04/2001	946 666	0.02	0.88	18 933	2 389 979	833 066	90 797 277	A
17/08/2001	3 500 000	0.02	1.38	70 000	2 459 979	4 830 000	95 627 277	A
19/10/2001	14 437 500	0.02	1.58	288 750	2 748 729	22 811 250	118 438 527	A
	106 334	0.02	1.23	2 127	2 750 856	130 791	118 569 318	A
19/11/2001	219 667	0.02	0.88	4 393	2 755 249	193 307	118 762 625	A
	633 334	0.02	0.88	12 667	2 767 916	557 334	119 319 959	A
31/01/2002	166 667	0.02	1.43	3 333	2 771 249	238 334	119 558 293	A
13/05/2002	566 666	0.02	0.88	11 333	2 782 582	498 666	120 056 959	A
03/06/2002	2 000 000	0.02	5.18	40 000	2 822 582	10 360 000	130 416 959	A
03/06/2002	300 000	0.02	0.88	6 000	2 828 582	264 000	130 680 959	A
10/07/2002	9 000 000	0.02	4.98	180 000	3 008 582	44 820 000	175 500 959	A
10/07/2002	333 333	0.02	1.43	6 667	3 015 249	476 666	175 977 625	B
10/07/2002	66 667	0.02	0.88	1 333	3 016 582	58 667	176 036 292	B
26/09/2002	2 000 000	0.02	4.57	40 000	3 056 582	9 140 000	185 176 292	B
26/09/2002	10 250 000	0.02	6.48	205 000	3 261 582	66 420 000	251 596 292	C
24/10/2002	10 250 000	0.02	6.48	205 000	3 466 582	66 420 000	318 016 292	C
	13 786 576	0.02	4.50	275 732	3 742 314	62 039 592	380 055 884	C
13/05/2003	1 176 376	0.02	4.50	23 528	3 765 842	5 293 692	385 349 576	C
13/05/2003	175 000	0.02	1.80	3 500	3 769 342	315 000	385 664 576	B
13/05/2003	41 666	0.02	0.88	833	3 770 175	36 666	385 701 242	B
13/05/2003	60 332	0.02	1.23	1 207	3 771 381	74 208	385 775 450	B
16/07/2003	210 000	0.02	0.88	4 200	3 775 581	184 800	385 960 250	B
16/07/2003	33 333	0.02	1.80	667	3 776 248	59 999	386 020 250	B
30/08/2003	10 000 000	0.02	4.98	200 000	3 976 248	49 800 000	435 820 250	A
09/05/2003	26 667	0.02	4.98	533	3 976 781	132 802	435 953 051	B
	26 000	0.02	4.98	520	3 977 301	129 480	436 082 531	B
22/09/2003	400 000	0.02	4.98	8 000	3 985 301	1 992 000	438 074 531	B
	33 333	0.02	4.98	667	3 985 968	165 998	438 240 530	B
24/10/2003	53 333	0.02	1.80	1 067	3 993 035	95 999	438 336 529	B
	667	0.02	1.23	13	3 993 048	820	438 337 349	B
06/11/2003	11 300 000	0.02	5.33	226 000	4 219 048	60 229 000	498 566 349	
13/01/2004	17 000	0.02	0.88	340	4 219 388	14 960	498 581 309	B
13/01/2004	6 667	0.02	1.80	133	4 219 521	12 001	498 593 310	B
13/01/2004	103 333	0.02	0.88	2 067	4 221 588	90 933	498 684 243	B
13/01/2004	53 333	0.02	1.23	1 067	4 222 655	65 600	498 749 843	B
21/01/2004	960 000	0.02	3.13	19 200	4 241 855	3 004 800	501 754 643	A
09/03/2004	1 400 000	0.02	3.42	28 000	4 269 855	4 788 000	506 542 643	A
22/04/2004	46 666	0.02	2.35	933	3 992 901	109 665	506 652 308	B

A = General issue of shares for cash
B = Share options
C = Acquisitions
* = Share capital
# = Share premium

INDEPENDENT REPORTING ACCOUNTANTS' REPORT ON THE PRO FORMA FINANCIAL INFORMATION OF THE SHARE SWAP AND THE RANDGOLD LOAN

"The Directors
The Afrikander Lease Limited
Block A, Empire Park
55 Empire Road
Parktown
Johannesburg
2193

1 September 2004

Dear Sirs

Report of the independent reporting accountants on the unaudited *pro forma* financial information of Aflease after the Share Swap, the Randgold Loan and the Randgold Loan Conversion

Introduction

The Afrikander Lease Limited ("Aflease") and Randgold and Exploration Company Limited ("Randgold") have agreed:

- Aflease will acquire 9.4 million ordinary shares of 1 cent each, fully paid-up, in the issued share capital of Randgold against the allotment and issue to Randgold of 94 million ordinary shares of 2 cents each, fully paid up, in the issued share capital of Aflease based on the closing price of Aflease shares ("the Share Swap"); and
- Randgold will also make available a R50 million loan facility to Aflease ("the Randgold Loan"), which outstanding balance on the Randgold loan can be repaid as follows:
  - issue of ordinary shares at R2,75 per ordinary share plus a three-year American option with exercise price of R3,50 per ordinary share for each outstanding share issued at R2,75 per ordinary share, as settlement of the outstanding balance on the Randgold Loan; or
  - issue of ordinary shares at a price equal to 90% of the 30-day trade weighted average price of Aflease at the date that the outstanding balance on the Randgold Loan is repaid ("the Randgold Loan Conversion").

We report on the unaudited *pro forma* income statement, balance sheet and financial effects ("the unaudited *pro forma* financial information") set out in paragraphs 10 and 14 of the circular to Aflease shareholders to be dated on or about 1 September 2004 ("the Circular"). The unaudited *pro forma* financial information has been prepared for illustrative purposes to provide information about how the Share Swap, the Randgold Loan and the Randgold Loan Conversion might have affected the shareholders of Aflease. Because of its nature, the unaudited *pro forma* financial information may not give a fair reflection of Aflease's financial position or the effect of income going forward.

At your request, and for purposes of the Share Swap, the Randgold Loan and the Randgold Loan Conversion, we present our report on the unaudited *pro forma* financial information in compliance with the Listings Requirements of the JSE Securities Exchange South Africa ("the JSE Listings Requirements").

Responsibilities

The directors of Aflease are solely responsible for the preparation of the unaudited *pro forma* financial information to which this independent reporting accountants' report relates, and for the financial statements and financial information from which it has been prepared.

It is our responsibility to report on the unaudited *pro forma* financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the unaudited *pro forma* financial information, beyond that owed to those to whom those reports were addressed at their dates of issue.

Basis of opinion

Our work, which did not involve any independent examination of any of the underlying financial information, consisted primarily of agreeing the unadjusted financial information to the audited annual financial statements of Aflease for the year ended 31 December 2003, considering the evidence supporting the adjustments to the unaudited *pro forma* financial information, recalculating the amounts based on the information obtained and discussing the unaudited *pro forma* financial information with the directors of Aflease.

Because the above procedures do not constitute either an audit or a review made in accordance with Statements of South African Auditing Standards, we do not express any assurance on the fair presentation of the unaudited *pro forma* financial information.

Had we performed additional procedures or had we performed an audit or review of the financial statements in accordance with statements of South African Auditing Standards, other matters might have come to our attention that would have been reported to you.

Opinion

In our opinion:

- the unaudited *pro forma* financial information has been properly compiled on the basis stated;
- such basis is consistent with the accounting policies of Aflease; and
- the adjustments are appropriate for the purposes of the unaudited *pro forma* financial information, in terms of the Share Swap, the Randgold Loan and the Randgold Loan Conversion and Section 8:30 of the JSE Listings Requirements.

Yours faithfully

PricewaterhouseCoopers Inc
Chartered Accountants (SA)
Registered Accountants and Auditors

Sunninghill"

FAIR AND REASONABLE OPINION

"The Afrikander Lease Limited
Block A
Empire Park
55 Empire Road
Parktown
Johannesburg
2193

1 September 2004

For the attention of the Board of Directors and shareholders

Dear Sirs,

THE AFRIKANDER LEASE LIMITED ("AFLEASE"): INDEPENDENT ADVICE IN RESPECT OF THE FUTURE CONVERSION OF THE R50 MILLION LOAN FACILITY AS PROVIDED BY RANDGOLD & EXPLORATION COMPANY LIMITED TO AFLEASE INTO AFLEASE EQUITY

The definitions outlined in the "Definitions" section included in the circular to Aflease shareholders to be dated on or about 1 September 2004, have been used *mutatis mutandis* throughout this report.

Introduction

It was announced on SENS on 2 August 2004 that due to the changing market conditions, principally driven by the strengthening of the rand, both management of Aflease and Randgold have had to renegotiate the terms of the future funding. As such, Aflease and Randgold have agreed, subject to certain conditions precedent, that:

- Aflease will acquire 9 400 000 ordinary shares of R0,01 each, fully paid up, in the issued share capital of Randgold ("the Randgold swap shares") against the allotment and issue to Randgold of 94 000 000 ordinary shares of 2 cents each, fully paid-up, in the issued share capital of Aflease ("the Aflease swap shares"). This transaction will result in Aflease holding an equity interest in Randgold of approximately 12.5% and Randgold's interest in Aflease increasing to approximately 33%;
- Randgold will make available a R50 million loan facility to Aflease to be repayable in Aflease shares ("the Randgold loan"). The R50 million loan facility is to attract interest at a 1.5% margin above the prime interest rate, and such will be secured by the Randgold swap shares and will be repaid by Aflease on the last day of the 12-month period following the closure of the transaction by one of the following methods at the election of Randgold:
  - conversion of the loan into Aflease ordinary shares, based on a share price of R2.75 per Aflease ordinary share, plus a three year American option with an exercise price of R3.50 per Aflease ordinary share for each ordinary share issued at R2.75 per Aflease ordinary share ("the Randgold loan conversion and related options"); or
  - conversion of the loan at a share price equal to 90% of the 30-day trade weighted average share price of Aflease (prior to the date of which such conversion takes place).

We have been appointed by the Board in terms of Section 5.53(b) of the JSE Listings Requirements (which deals with the scenario where the discount to the market price at the time of exercise of the option is not known at the time of issue of the option) to advise shareholders as to whether the terms and conditions of the Randgold loan conversion and related options are fair and reasonable as far as the shareholders of Aflease are concerned. Our opinion only relates to the Randgold loan conversion and related options and does not include any advice on the terms and conditions of the Randgold and Aflease swap shares or the possible conversion of the loan at a share price equal to 90% of the 30-day trade weighted average share price of Aflease (as more fully set out in the circular to Aflease shareholders).

The attached circular sets out the terms and conditions of the above transactions and funding arrangements and Aflease shareholders are accordingly recommended to consider and understand all the salient details thereof.

Definition of fair and reasonable

The Randgold loan conversion and related options will generally be considered to be fair and reasonable if the consideration received by Aflease is equal to or greater than the fair value of the equity of Aflease which will be issued as a consequence thereof. Fairness is primarily based on quantitative issues, whilst reasonableness includes the qualitative issues surrounding Aflease and the events leading up to and surrounding the above transactions and funding arrangements. Even though in certain circumstances the consideration to be received in terms of the possible conversion of the Randgold loan into Aflease shares and the exercise of the related options may be less than the fair value of the equity of Aflease, the consideration to be received may nevertheless be considered fair and reasonable after considering other mitigating factors (eg going concern issues, lack of competitive offers, funding and liquidity constraints, capital requirements etc).

Sources of information

In arriving at our opinion we have, *inter alia*, analysed the following information regarding prevailing economic conditions, Aflease's financial position, its performance on the JSE and ultimately the events which led to the securing of the Randgold loan and related options:

- the loan agreement entered into by and between Aflease and Randgold and the share swap agreement entered into by and between Aflease, JCI Limited and Randgold;
- the rationale for and the pro forma financial effects of the transaction as set out in paragraphs 6 and 10, respectively, of the circular;
- discussions with management regarding the series of events which impacted on the Aflease results from January 2003 to 30 June 2004 (including the 31 December 2003 results which have already been presented to shareholders);
- discussions with, and information provided to us by, the management of Aflease regarding their search for strategic funding options and alternative offers received;
- the independent competent person's report on Aflease as prepared by Messrs Steffen, Robertson and Kirsten (South Africa) (Proprietary) Limited ("SRK Consulting");
- share prices and trading volumes of Aflease's shares on the JSE;
- general economic research outlining market conditions within the sector in which Aflease operates;
- relevant JSE market indices and published financial and investment information for Aflease and certain partially comparable listed companies;
- the management accounts of Aflease for the period ended 30 June 2004;
- forecast financial information of Aflease for the period to 31 December 2005;
- the reviewed and/or audited Annual Financial Statements of Aflease for the financial years ended 31 December 2003 and 2002, respectively; and
- publicly available information, such as newspapers, SENS announcements, financial publications, independent analyses on relevant listed counters and the Internet.

Procedures performed and resultant findings

In order to assess the fairness and reasonableness of the terms and conditions of the Randgold loan conversion and related options, we have reviewed both the attached circular and the JSE Requirements for the issuing of Fair and Reasonable opinions (as outlined in Schedule 5 thereof) and performed, amongst others, the following procedures:

- Assessed and considered the commercial realities regarding:
  - the funding constraints under which Aflease has been operating over the past 6 to 8 months and which are envisaged to continue without a sufficient cash injection into Aflease being made by a viable strategic equity partner;
  - the process adopted and attempts by management to identify an appropriate strategic funding partner for Aflease;
  - the arm's length nature of the negotiations conducted by and between the management teams of Randgold and Aflease and relative bargaining positions thereof; and
  - the fact that the existing shareholders in Aflease, holding approximately 40% of the ordinary shares of Aflease and which are eligible to vote at the general meeting of Aflease shareholders, have irrevocably undertaken in writing to vote in favour of the above transactions and funding arrangements;
- Considered the methodologies available for performing a valuation of a listed junior gold mining company from which we selected the most appropriate method/s;

- Obtained information on relevant benchmarks in order to calculate appropriate discount rates and/or ratios, such as the Weighted Average Cost of Capital ("WACC") which were then appropriately adjusted for Aflease's specific circumstances;
- Determined the reasonableness of the recent volume weighted average share price of Aflease taking into consideration the liquidity and trading history of the Aflease counter on the JSE and compared such to the results achieved in our and SRK's indicative valuation of Aflease;
- Determined a fair value for the American options included as part of the consideration for the conversion of the Randgold loan into Aflease shares after considering a reasonable range of assumptions in respect of Aflease's current share price, anticipated share price volatility, risk-free investment yields, the exercise price and the time to expiry of the American options;
- Obtained written representations from the management of Aflease regarding the accuracy and completeness of all financial and other information provided to us for the purposes of this assignment; and
- Lastly, we conducted appropriate sensitivity analyses on the above results.

Where practical, we have corroborated the reasonableness of the information provided to us and results achieved for the purposes of our opinion and accordingly believe that the above considerations/procedures commercially justify the conclusion outlined below:

Conclusion

We have assumed that all the conditions, including any material regulatory, or other approvals and consents required in connection with the Randgold loan conversion and related options, have been or will be properly fulfilled/obtained. Our opinion is necessarily based upon the information available to us, the regulatory, securities market and other conditions and circumstances existing and disclosed to us, as at the date hereof. Accordingly that opinion is contingent upon, *inter alia*, future fluctuations in the Rand/Dollar exchange rate, the gold price and the quality/quantity of the underlying minerals produced by Aflease, all as outlined to us by management – which may change due to unforeseen circumstances and which could therefore materially affect our opinion. Given the nature and purpose of our opinion, we are under no obligation to update, revise or re-affirm any of its contents.

We have considered the terms and conditions of the Randgold loan conversion and related options and, based upon and subject to the aforegoing, are of the opinion that such are fair and reasonable to Aflease shareholders.

This fair and reasonable opinion does not purport to cater for each individual shareholder's perspective, but rather that of the general body of Aflease shareholders. An individual shareholders decision as to whether to vote in favour of the resolution approving the share swap and the Randgold loan may be influenced by his or her particular circumstances (for example taxation or cash flow requirements). Should a shareholder be in any doubt as to what action to take, he or she should consult an independent advisor. The assessment as to whether or not the directors of Aflease decide to recommend the share swap and the Randgold loan is a decision that can only be taken by the directors of Aflease.

Limiting conditions

We have relied upon and assumed the accuracy and completeness of the information used by us in deriving our opinion. While our work has involved an analysis of the annual financial statements and other information provided to us, our engagement does not constitute, nor does it include, an audit conducted in accordance with generally accepted auditing standards.

Where relevant, the forecast of Aflease relates to future events and is based on assumptions that may or may not remain valid for the whole of the forecast period. Consequently, such information cannot be relied upon to the same extent as that derived from audited financial statements for completed accounting periods. We express no opinion as to how closely the actual future results of Aflease will correspond to those projected. Where practical/relevant we have considered the reasonableness of the forecast financial information as provided by management to the results achieved in the independent competent persons' report as prepared by SRK. On the basis of these procedures we consider appropriate to the circumstances, we believe that the forecasts have been prepared with due care and consideration.

Restriction on use

This letter and the opinion herein contained are provided solely for the benefit of the directors and shareholders of Aflease in connection with and for the purpose of the Randgold loan conversion and related options and accordingly it may not, either in whole or part, be reproduced, disseminated, summarised or referred to or used for any other purpose at any time in any manner, nor shall any public references to EY Corporate Finance (Pty) Limited be made by Aflease without the express prior written consent of EY Corporate Finance (Pty) Limited.

Independence and consent to publication

We will receive a fixed fee for the services provided in connection with the preparation of this opinion, which is payable upon delivery of this opinion. In terms of Schedule 5 of the JSE Listings Requirements we confirm that, other than the aforementioned, we have no interest, direct or indirect, beneficial or non-beneficial, in Aflease and/or any aspects of the transaction involving the Randgold loan conversion and related options.

We hereby consent to the inclusion of this letter, and the references thereto, in the circular to be issued by Aflease on or about 1 September 2004 in the form and context in which they appear therein. Furthermore, we confirm that we have not withdrawn that consent prior to the issue of the said circular to Aflease shareholders.

Yours faithfully

J G Hopwood
Director

Wanderers Office Park
52 Corlett Drive
Illovo
(PO Box 2322, Johannesburg 2000)"

COMPETENT PERSONS' REPORT

Prepared for:

The Afrikander Lease Limited

Prepared by:

Steffen, Robertson and Kirsten
(South Africa) (Proprietary) Limited,
SRK House, 265 Oxford Road,
Illovo, Johannesburg,
Gauteng Province,
Republic of South Africa.

Tel: +27-(0)11-441 1111
Fax: +27-(0)11-441 1139

18 August 2004

CONTENTS

TABLE OF TABLES

TABLE OF FIGURES

AN INDEPENDENT COMPETENT PERSONS' REPORT ON THE AFRIKANDER LEASE LIMITED

1. INTRODUCTION

1.1 Background

Steffen, Robertson and Kirsten (South Africa) (Pty) Limited ("SRK") has been commissioned by the directors of The Afrikander Lease Limited ("Aflease") to prepare an independent Competent Person's Report ("CPR") on the Modder East and Bonanza South gold projects ("Gold Projects") of Aflease.

SRK has been informed that Aflease has entered into a Share Swap Transaction with Randgold & Exploration Company Limited ("Randgold"), subject to certain conditions precedent, whereby Aflease will acquire 9.4 million ordinary shares in the issued share capital of Randgold (the "Randgold swap shares") and issue to Randgold 94 million ordinary shares, fully paid up, in the issued share capital of Aflease. As part of the Share Swap agreement, Randgold will make available a R50 million loan facility to Aflease to be repayable in Aflease shares. The Share Swap transaction will result in Aflease holding an equity interest in Randgold of approximately 12.5% and Randgold's interest in Aflease increasing to approximately 33%. The R50 million loan facility attracts interest at a set margin above the prime interest rate, is secured by the Randgold swap shares and will be repaid by Aflease 12 months after the closure of the transaction by either of two methods at the election of Randgold. Aflease is entitled to dispose of the Randgold swap shares, in consultation with Randgold, in a commercially prudent manner and without unnecessary short term disruption on the Randgold share price.

Detailed rationale and other supporting information for the Share Swap Transaction is included in the body of the circular and is not repeated herein.

1.2 Structure of the CPR

For reporting purposes, SRK notes that the valuation of the Gold Projects has been done in the hands of Aflease and that all entries (including text, tables and other data) are quoted assuming 100% ownership and not on an attributable basis according to the respective shareholdings:

On completion of the Transaction, Aflease will still retain ownership of its Gold Projects, mining rights and land.

In accordance with the listing requirements of the JSE and the SAMREC Code, this CPR has been prepared under the direction of the Competent Person (the "CP") who assumes overall professional responsibility for the document (Section 1.4). The CPR however is published by SRK, the commissioned entity, and accordingly SRK assumes responsibility for the views expressed herein. Consequently with respect to all references to the CP and SRK: 'all references to SRK mean the CP and *vice-versa*'.

1.3 Valuation Date and Base Technical Information

Aflease has been valued based on cashflow projections commencing 1 January 2004, which are dependent upon the following:

- Technical information as generated by Aflease in accordance with its annual budgeting process defined as the Base Information Date ("BID") of December 2003; and
- Adjustments to all technical information to reflect depletion, historical performance and any additional material information provided from the BID to 1 January 2004.

1.4 Verification, Validation and Reliance

The valuation as reported herein is dependent upon technical, financial and legal input. The technical information as provided to and taken in good faith by SRK has not been independently verified by means of re-calculation. SRK has however:

- Conducted a comprehensive review and assessment of all material technical issues likely to influence the future performance of the Gold Projects, which included the following:
  - Inspection visits to Gold Projects sites during February and March 2004;
  - A review of the feasibility study documentation with respect to the Gold projects;
  - Discussion and enquiry following access to key personnel based at the Gold Projects and corporate office;

- A review and, where considered appropriate by SRK, modification of Aflease's estimates and its classification of Mineral Resources and Mineral Reserves;
- A review of Aflease's life-of-mine ("LoM") plans and supporting documentation and, where considered appropriate by SRK, modification of Aflease's plans and the associated Technical Economic Parameters ("TEPs"), including assumptions regarding future operating costs, capital expenditures and commodity production of the Gold Projects for the LoM;
- An examination of historical information and results made available by Aflease in respect of its previous operations in support of, in particular, the forecasts contained in the LoM plans for the Gold Projects; and

• Satisfied itself that such information is both appropriate and valid for the valuation as reported herein. SRK considers that with respect to all material technical-economic matters it has undertaken all necessary investigations to ensure SAMREC compliance, both in terms of level of investigation and level of disclosure.

SRK's approach in undertaking a review of the Mineral Resource and Mineral Reserve estimates and classifications is detailed in Section 4 of this CPR. In summary, SRK has generated Mineral Resource and Mineral Reserve statements based on a review of the LoM plans and the methodologies applied for estimation and classification of Mineral Resources and Mineral Reserves.

Where fundamental base data has been provided (3-year plans, capital expenditures, operating budgets, etc.) for the purposes of review, SRK recognises the JSE Listings Requirements of 12.3(e) and accordingly states that SRK has performed all necessary validation and verification procedures deemed appropriate in order to place an appropriate level of reliance on such information.

SRK provides assurances to the directors of Aflease that the TEPs, including production profiles, operating expenditures and capital expenditures, of the Gold Projects as provided to SRK by Aflease and reviewed and modified where appropriate by SRK are reasonable, given the information currently available.

1.4.1 *Technical Reliance*

SRK places reliance on Aflease's CPs that all technical information provided to SRK at the time of writing is both valid and accurate for the purpose of compiling this CPR.

The information with respect to Mineral Resources for the Gold Projects has been prepared under the direction of Mr J D E Wilson, PrSciNat FGS. Mineral Resources at New Kleinfontein and Turnbridge were compiled by P M Camden Smith, PrSciNat of Camden Geoserv cc.

1.4.2 *Financial Reliance (Aflease)*

In consideration of all financial aspects relating to the valuation of the Gold Projects of Aflease, SRK has placed reliance on the Finance Director of Aflease, Mr. Marais Steyn, CA(SA), that the following information for Aflease is accurate at 1 January 2004:

- Unredeemed capital balances;
- Assessed losses;
- Opening balances for debtors, creditors and stores;
- Working capital and taxation logic; and
- Balance sheet items, specifically cash on hand, debt and mark to market value of derivative instruments (currency and commodity hedges).

1.4.3 *Financial Reliance – Nedcor Bank (South Africa)*

In generating the valuation of the Gold Projects, SRK has relied upon macro economic forecasts that have been generated the Economic Forecast Division of Nedcor Bank (South Africa), headed by Mr Dennis Dykes.

1.4.4 *Legal Reliance*

In consideration of all legal aspects relating to the valuation of the Gold Projects, SRK has placed reliance on a legal due-diligence report prepared under the direction of Mr Michael Harrison B.Com LLB, who is a director of Harrison Attorneys. This report provides in respect of section 12.10(e) a "title opinion which is intended to comment only on Afleases' right to mine, and, as such, does not deal with aspects such as possible land claims, necessary surface rights and environmental issues".

1.5 Valuation Techniques

The summary valuation for Aflease is based on a sum of the parts approach using discounted cashflow ("DCF") techniques applied on a post-tax pre-finance basis for the individual Gold Projects. These are based on the various LoM plans and supplemental information as provided by Aflease.

In respect of Mineral Resources that do not support the Mineral Reserves used in the LoM plans ("non-LoM Mineral Resources"), these have not been valued separately and commentary is limited to technical disclosure requirements in accordance with the Listing Requirements of the JSE.

The post-tax pre-finance cash flows for Aflease have been developed on the basis of the commodity price and macro-economic projections as presented in Table 13.2. SRK has developed Financial Models ("FM") for the Gold projects, the results of which are reported in Section 14.0 of this CPR. The FMs are based on annual cashflow projections ending 31 March and TEPs stated in 1 January 2004 money terms. The valuation date is 1 January 2004.

At the time of writing no indication of the sensitivity of the Mineral Reserve or LoM plans to commodity prices were available. Variances in commodity prices exist between that used to derive Mineral Reserves, the current spot market prices and that used for the financial valuation. The impacts on the individual valuation is considered limited as, either grade is not significantly variable across the deposits or due to finite life. Further, as the generation of LoM plans is constrained by the annual planning process and planning periods (different year end), SRK has based its review on the latest available information as presented by the Companies.

1.5.1 JSE Compliance

This CPR principally comprises a technical-economic appraisal of the Gold Projects and has been prepared in compliance with the Listings Requirements of the JSE, specifically Sections 12.3, 12.8, 12.9 and 12.14.

A copy of this CPR will be included in the Revised Listing Particulars to be dispatched to Aflease's shareholders.

In compliance with 12.6, Table 1.1 below presents a cross-reference between the Listing Requirements and the primary sections as included in this CPR.

In respect of specific compliance items (12.10(e) – (i), (ii)), SRK has for practical purposes of volume, included a summary of the salient features in the CPR. A detailed list of the companies' mineral and surface rights will be made available at Aflease's corporate offices.

Table 1.1: JSE Compliance cross-reference

CPR Section	Listing requirements
1	12.3(a), 12.3(b), 12.3(c), 12.3(e); 12.6, 12.8(a) 12.11(a), 12.11(b), 12.14(a) – (viii), (xi), (xii), (xvi), (xvii), (xviii)
2	12.9(d), 12.9(e), 12.9(g); 12.9(i), 12.90(j) 12.11(a), 12.11(b), 12.14(a) – (ix), (x), (xii), (xvii)
3	12.9(a) – (xi); 12.9(b) – (i); 12.10(d)
4	12.9(a), – (i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix), (x), (xii), (xiii), (xv), (xvi) 12.9(b) – (ii), (iii), (iv); 12.9(b) – (vi) – (1), (2), (3), (4), (5), (6), (7), (8), (9); 12.9(d); 12.9(f) – (i), (ii) 12.14(a) – (ii), (iii), (iv), (xii), (xv); 12.14(b) – (ii)
5	12.9(b) – (v) 12.14(a) – (iv), (x), (xii)
6	12.9(b) – (v) 12.14(a) – (v), (vi), (vii), (x), (xii); 12.14(b) – (iii)
7	12.14(a) – (xii)
8	12.14(a) – (viii), (xx) 12.14(b) (vi)
9	12.14(a) – (xii)
10	12.14(a) – (xii)
11	12.9(c), 12.14(a) – (i), (viii), (xii)
12	12.14(a) – (viii), (xx) 12.14(b) – (v), (vi)
13	12.9+(b) – (v); 12.14(a) – (xx) 12.14(b) – (i), (iv), (vi), (viii), (ix), (xi), (xiv), (xv), (xvii)
14	12.14(a) – (ii), (xviii), (xix), 12.14(b) – (vi), (x), (xii), (xiii), (xvi), (xviii)
Glossary	12.10(k)

1.6 Warranties and limitations

SRK's opinion is effective 1 April 2004 and is based on information provided by Aflease throughout the course of SRK's investigations, which in turn reflect various technical-economic conditions prevailing at the time of writing. These conditions can change significantly over relatively short periods of time and as such the information and opinions contained in this report may be subject to change.

In this CPR, SRK provides assurances to the directors of Aflease that the TEPs, including production profiles, operating expenditures and capital expenditures, of the Gold Projects as provided to SRK by Aflease and reviewed and where appropriate modified by SRK are reasonable, given the information currently available.

The achievability of LoM plans is neither warranted nor guaranteed by SRK. The forecasts as presented and discussed herein have been proposed by Aflease's management and cannot be assured; they are necessarily based on economic assumptions, many of which are beyond the control of Aflease. Future cash flows and profits derived from such forecasts are inherently uncertain and actual results may be significantly more or less favourable.

This report includes technical information, which requires subsequent calculations to derive subtotals, totals and weighted averages. Such calculations may involve a degree of rounding and consequently introduce an error. Where such errors occur, SRK does not consider them to be material.

1.7 Qualifications of Consultant

SRK is part of the SRK Group that comprises 500 staff, offering expertise in a wide range of resource engineering disciplines. The SRK Group's independence is ensured by the fact that it holds no equity in any project. This permits the SRK Group to provide its clients with conflict-free and objective recommendations on crucial judgement issues. The SRK Group has a demonstrated track record in undertaking independent assessments of resources and reserves, project evaluations and audits, CPRs and independent feasibility evaluations to bankable standards on behalf of exploration and mining companies and financial institutions worldwide. The SRK Group has also worked with a large number of major international mining companies

and their projects, providing mining industry consultancy service inputs. SRK also has specific experience in commissions of this nature.

This CPR has been prepared based on a technical and economic review by a team of 7 consultants sourced from the SRK's offices in South Africa over a three-month period. These consultants are specialists in the fields of geology, resource and reserve estimation and classification, underground and open-pit mining, rock engineering, metallurgical processing, smelting, hydrogeology and hydrology, tailings management, infrastructure, environmental management and mineral economics.

Neither SRK nor any of its employees and associates employed in the preparation of this report has any significant beneficial interest in Aflease or in the assets of Aflease. SRK will be paid a fee for this work in accordance with normal professional consulting practice.

The individuals who have provided input to this CPR, who are listed below, have extensive experience in the mining industry and are members in good standing of appropriate professional institutions.

- Lee Barnes, CEng, MIMMM, MSc;
- Fiona Cessford, CBiol, PrSciNat, MSc;
- Michael Harley, PrSciNat, MSAIMM, MAusIMM, PhD;
- Victor Hills, PrEng., MSAIMM, BEng;
- Louie Human, COM Adv. Rock Eng. Cert., NHD (Geology);
- Andrew McDonald, CEng, MIMMM, MSc, MBL;
- Pepe Moreno, PrEng., BSc;
- Kenric Owen, FSAIMM, MAMMSA, MSc(Eng);
- Mark Wanless, BSc(Hons);
- Wally Waldeck, PrEng, MSAIMM, AMMSA, BSc(Eng), MBA.

In compliance with Section 12.3 of the JSE Listing Requirements and the SAMREC Code, the following should be noted:

- The Competent Person with overall responsibility for the compilation of this CPR is Mr H G (Wally) Waldeck, PrEng (ECSA) who is an employee of SRK. Mr. Waldeck is a mining engineer with 30 years experience in the mining industry and has supervised numerous due diligence reviews and various technical studies in South Africa and internationally during the past five years. Mr Waldeck also assumes responsibility for reporting of Mineral Reserves as included in this CPR; and
- The Competent Person with overall responsibility for Mineral Resources in this CPR is Dr M Harley PrSciNat (SACNAS) who is an employee of SRK. Dr Harley is a mining geologist with 15 years experience in the mining industry and has been responsible for the reporting of Mineral Resources on various properties in South Africa and internationally during the past five years.

2. AFLEASE AND THE GOLD PROJECTS

2.1 Introduction

This section gives a brief overview of Aflease and the Gold Projects including, location, historical company development, property description, and historical results. Specifically, where reference is made to legal compliance within the regulatory environment in which Aflease operates, SRK has placed reliance on the individual as named in Section 1.4.4.

2.2 Aflease and its Operating Structure

Aflease is a public company listed on the JSE under the Resources – Gold Mining Sector. Aflease comprises three wholly-owned subsidiaries, Rietkuil Mining (Pty) Ltd ("Rietkuil"), New Kleinfontein Gold Mine (Pty) Ltd ("NKGM") and New Kleinfontein Gold Claims (Pty) Ltd ("NKGC"). Rietkuil owns the mineral rights to and will be the operator of the Bonanza Project, while NKGM owns the mineral rights to and will be the operator of the Modder East Gold Project. The mineral rights to the area known as UC Prospecting, which is adjacent to Modder East, are owned by NKGC, a subsidiary of NKGM.

A brief history of company development of Aflease is shown in Table 2.1.

Table 2.1: Aflease – Brief History

Date	Event
December 1921	Aflease incorporated as a company in South Africa.
April 1957	Aflease lists on the JSE
July 1998	The Klerksdorp assets are acquired from Anglo American Corporation
February 2003	Aflease concludes the acquisition of 100% of the issued shares capital of New Kleinfontein Gold Mine (Pty) Limited

Brief historical operating statistics for Aflease are shown in Table 2.2.

Table 2.2: Aflease – Historical Operating Statistics

Parameter	Unit	2000	2001	2002	2003
Production statistics					
Tonnes stacked	(Mt)	1.26	1.47	1.73	1.34
Tonnes milled	(Mt)	0	0	0	1.26
Recovered grade – stacked	(g/t)	0.79	0.82	0.62	0.47
Recovered grade – milled	(g/t)	0	0	0	0.83
Gold production	(kg)	996	1206	1075	1222
	(koz)	32.05	38.77	34.56	39.29
Productivity					
TEC-AFL	(No.)	260	260	380	553
Efficiency	(t/TEC/month)	404	471	379	202
Effectiveness	(g/TEC/month)	319	386	236	71
Milled					
Efficiency	(t/TEC/month)	0	0	0	190
Effectiveness	(g/TEC/month)	0	0	0	125
Health and Safety					
Fatalities	(No.)	0	0	1	2
Lost Time Injuries	(No.)	16	7	11	14
Reportable Injuries	(No.)	4	2	5	3
Costs					
Operating	(Rm)	39.8	62.0	82.8	149.4
	(R/t)	31.58	42.23	47.90	79.01
	(R/kg)	39,947	51,436	77,039	122,258
Capital[(1)]	(Rm)	8.9	13.2	11.8	220.6
Revenue					
Gold price received	(R/g)	63.7	75.7	103.6	87.3
Profit/(loss) pre tax	(Rm)	14.7	16.1	18.4	(410.0)

1 Includes exploration and depreciation.
TEC Total Employees Costed.

2.3 Overview of the Gold projects

A tabulation of Mining Authorisations, Mineral Rights and Surface Rights relating to the Gold projects, Exploration Properties and other land holding positions will be made available at the respective Companies head offices.

2.3.1 Bonanza Project

The Bonanza Project is situated in the North West Province of South Africa, some 20km west of Klerksdorp (see Figure 2.2). An exploration programme conducted by Aflease between November 2002 and January 2004 identified significant areas of gold mineralisation on the Bonanza South and West areas in the northern portion of Aflease's exploration area.

A brief history of production and exploration in the Bonanza area is set out in Table 2.3.

Table 2.3: Bonanza Project – historical development

Date	Activity
1893 – 1911	Bonanza West mine extracted Bonanza Lower Reef; stopped because of complex structure
Up to ca 1940	Sporadic winze development from surface excavations
1980's	Anglo American explored Rietkuil syncline and Bonanza South
2000 – 2001	Aflease explored Bonanza Reefs by percussion drilling, no significant results
2002	Aflease re-evaluated Anglo boreholes and geophysical data
2002 – 2003	Aflease explored Bonanza South using diamond drilling
2004	Mine development study completed, to pre-feasibility study accuracy limits

2.3.2 Modder East

The Modder East project is situated in the Gauteng Province of South Africa, approximately 30km to the east of Johannesburg (see Figure 2.2). An exploration programme conducted by Aflease between February 2003 and January 2004 identified significant areas of gold mineralisation on the shallow Black Reef in the southern portion of Aflease's exploration area.

A brief history of production and exploration in the Modder East area is set out in Table 2.4.

Table 2.4: Modder East – Historical development

Date	Activity
1920 – 1962	Extensive mining of the Main Reef in the Modder East area.
1982 – 1991	Limited mining of Main Reef Leader by Subterranean Mining.
1991	General Mining acquires the mineral rights to the area.
1993	General Mining explores the Black Reek channel deposits, the Black Reef Buckshot pyrite leader zone (BPLZ) and Kimberley reefs.
1994	A number of holes drilled by Harmony Gold Mine.
2001 – 2004	New Kleinfontein conducted exploration drilling for Black Reef (BPLZ) and Kimberley reef horizons.
2003	Acquired by Aflease.
2004	Mine development study completed, to pre-feasibility study accuracy limits.

2.3.3 UC Prospecting Area and tribute Mining Arrangement

Aflease's wholly-owned subsidiary, NKGC, owns the mineral rights to the area known as UC Prospecting ("UCP"). This area is adjacent to Modder East to the west. The Grootvlei Mines (Pty) Ltd ("Grootvlei") has a mining authorisation over UCP and has historically mined the UCP area under tribute from NKGC. On 13 February 2004, NKGC and Grootvlei entered into an agreement in terms of which, *inter alia*:

- the tribute arrangement was terminated;
- NKGC granted Grootvlei approval in terms of the Mineral and Petroleum Resources Development Act (Act 28 of 2002) to complete the mining of a certain pre-developed area in UCP. Grootvlei will be allowed to mine approximately 117 000 tonnes or Black Reef gold bearing ore in terms of the agreement. Grootvlei will pay NKGC an amount of R3.5million, payable over six months, as consideration for the consent;
- Upon completion of the mining of the agreed pre-developed area within UCP, Grootvlei will abandon all mining activities in the UCP area; and
- Grootvlei will abandon its mining authorisation over the UCP area and support any application by NKGC in terms of its application for a mining authorisation over UCP.

2.4 Mining Authorisations and Mining Leases

SRK has relied on a legal due-diligence report by Werksmans to the effect that Aflease is entitled to mine all material falling within its mineral rights and/or mining rights and that all the necessary statutory mining authorisations are in place.

Details relating to EMPR status as required by section 39(1) of the Minerals Act are also included in Section 11.0 of this CPR.

In respect of the Gold Projects, SRK notes that the period for registration of land claims was closed during 2000, and the process of Gazetting is dependent upon a process of investigation and consideration by the appropriate regulatory authority. SRK has not received any information to indicate that land claims have been gazetted against the Gold Projects.

2.4.1 *South African Law: Current Status*

Ownership of mineral rights and statutory mining rights in South Africa may be affected through Common law or by statute. Under Common law, mineral rights vest with the owner of the land. Common law recognises the principal that mineral rights may be severed from title to land, rendering it possible for the surface rights, the rights to precious metals and the rights to base minerals to be owned by different persons.

Earlier mining legislation, which has since been repealed, granted statutory mining rights, by way of precious metal claims, mynpachten and mining leases. Despite the repeal of this earlier legislation, mining leases continue to be valid under the terms of the Minerals Act (Act 50 of 1991) (the "Act"). Registration of title to mineral rights ensures that real rights are constituted in and to the minerals concerned. Upon registration, those rights (either common law mineral rights or statutory mining rights) become effective against third parties. Registered title may be obtained in a number of ways. For example, where mineral right ownership has been separated from land ownership, registered title to the common law mineral rights is obtained by the registration of such ownership in the Deeds Registry Office. Alternatively, where a person has acquired statutory mining rights pursuant to a mining lease, registered title to the statutory mining rights is effected after receipt of the necessary consent from the Minister of Minerals and Energy and by registration of those rights in the Mining Titles Office.

The Act currently governs prospecting and mining activities in South Africa. The Act provides that statutory mining rights supersede common law mineral rights. Thus, pursuant to the Act, the holders of statutory mining rights are deemed to be the common law holders of the mineral rights.

2.4.2 *South African Law: Prospecting Permits*

Prospecting is governed by the Act and is defined as "intentionally searching for any mineral by means which disturb the surface of the earth, including the portion under the sea or under other water or of any tailings, by means of excavation or drilling necessary for that purpose".

Section 5(2) states that no person may prospect or mine without the necessary authorisations. This requirement departs from the common law principles governing ownership of minerals and restricts the right of owners to prospect and exploit mineral resources that fall within their ownership. It is a requirement that the applicant for a prospecting permit be the holder of the mineral right or has acquired the written consent of the mineral right holder to prospect for his own account. The prospector may not remove or dispose of any mineral found during prospecting operations unless the Director of Mineral Development has given permission for such removal. Under the Act the Director of Mineral Development has the power to issue prospecting permits. A prospecting application must be submitted and be accompanied by proof of right to the minerals, details about the manner in which the applicant intends to prospect and rehabilitate disturbances of the surface which may be caused by the intended prospecting operations and particulars concerning the applicants' ability to make the necessary provision to rehabilitate disturbances of the surface which may be caused by the intended prospecting operations.

The details of the manner in which the applicant intends to rehabilitate disturbances of the surface are to be submitted in the form of an environmental management programme ("EMP") for approval by the Director of Minerals Development. Such approval is in addition to the approval of the prospecting permit and no prospecting operation may commence without approval of the EMP.

A prospecting permit is issued for a period of 12 months but may be granted for longer should it be so determined by the Director of Minerals Development and can be renewed. The Act restricts and prohibits prospecting on certain lands including National Parks, townships or urban areas, land comprising public roads, a railway or cemetery and land that has been reserved for public purposes.

2.4.3 *South African Law: Mining Authorisations*

Under the Act, no person or mining entity may mine for minerals without being granted a mining authorisation, either temporary or permanent. Prior to granting a mining authorisation, two requirements must be fulfilled. Firstly, the mining entity must either be the registered holder of the mineral rights or have obtained the written consent of the registered holder of the mineral rights to mine the minerals concerned, for its own account. Secondly, the Department of Minerals and Energy must be satisfied with the scale, manner and duration of the intended mining operations and must approve an EMPR.

The Act provides for two forms of permanent mining authorisations namely, mining permits and mining licences. A mining permit is issued where the minerals occur in limited quantities or will be mined on a limited scale and on a temporary basis. A mining licence is issued where the minerals occur in more than limited quantities or will be mined on a larger than limited scale and for a period longer than two years.

The Act allows a temporary mining authorisation to be issued either to ensure the continuation of existing operations or to accommodate circumstances where approval of an EMPR is outstanding. Temporary mining authorisations are generally issued for limited periods but are renewable until the EMPR has been approved.

2.4.4 *South African Law: The Minerals and Petroleum Resources Development Act*

The Minerals and Petroleum Resources Development Act (Act 28 of 2002) was promulgated by the South African Parliament during July 2002 as the Mineral Development Act (the "Mineral Development Act") and came into operation on 1 May 2004. The Mineral Development Act sets out to "make provision for the equitable access and sustainable development of the nation's mineral and petroleum resources" by bringing the country's mining law up to internationally accepted standards. It is also expected to provide many opportunities for recognised empowerment exploration and mining companies. The Mineral Development Act contains provisions that will preserve rights recognised or granted under the Act. This however is not automatic– in order to preserve its rights, the holder thereof will have to convert its rights by following the process and complying with the requirements of the transitional provisions to the Mineral Development Act. When considering a mining right holder's capacity to convert its rights to rights in terms of the Mineral Development Act it is important to establish that the prospective conversion applicant held a right to prospect or mine under the Act regime immediately prior to the commencement of the Mineral Development Act. When establishing this, it is important to appreciate that, under the Minerals Act regime, the holder of a mining right must also have obtained a prospecting permit or mining authorisation in terms of sections 6 or 9 of the Minerals Act in order to have been able to exercise its mining right. This administratively-issued mining authorisation did not confer rights but was directed at regulating aspects such as safety, environmental rehabilitation and optimal mining practice. The existence of a prospecting permit or mining authorisation will perform an additional function when it comes to the conversion of rights under the Mineral Development Act because, as holder of the mining right and a prospecting permit or mining authorisation, such holder will be a competent applicant to convert the right to prospect or mine that it held immediately prior to the Mineral Development Act to a prospecting or mining right as contemplated by the Mineral Development Act. The conversion process is a far easier process than would be the case for an entity that holds a mining right but holds neither a prospecting permit nor a mining authorisation as such an entity would be required to apply afresh for a prospecting right or mining right in terms of the Mineral Development Act– in applying, however, such an entity would, for one year as from the commencement of the Minerals Development Act, be regarded as the exclusive competent applicant for the prospecting or mining right.

The validity of a company's mining right immediately prior to the coming into effect of the Mineral Development Act is therefore important for two reasons:

- such right continues in force during the transitional provisions and therefore constitutes the relevant company's right to prospect or mine during this period; and
- such right qualifies the mining company as an applicant for the conversion of its rights to the new form of right to be issued under the Mineral Development Act. The Mineral Development Act provides that these conversion applications must be lodged within two years from 1 May 2004, in the case of a prospecting right, and within five years from 1 May 2004, in the case of a mining right.

The legislation will enforce the "use it or lose it" principle of mineral exploration and development. Government's view is that in order to redress the wrongs of the past, it needs to promote industry to provide employment and to generate revenue for the country-wide Reconstruction and Development Initiative.

The Mineral Development Act seeks to address the issue of Historically Disadvantaged South Africans ("HDSA") ownership. The South African government's Mining Charter embodies the policy of facilitating the transfer of ownership within the South African mining industry to HDSA within the next 10 years. All stakeholders have agreed a target of 26% empowerment status to be achieved in a transparent manner and at fair market value.

The Mining Charter also aspires to achieve employment equity and targets of at least 40% HDSA participation in management within five-years, with 10% being participation by women.

2.4.5 *South African Law: The Royalty Bill*

On 10 March 2003, the Royalty Bill was released for public comment. The Royalty Bill is currently being revised and the date of release of the revised version is unknown.

The Royalty Bill proposes to impose a 2%, 3%, 4% and 8% revenue-based royalty on the South African base metals, gold, platinum and diamond sectors respectively, payable to the South African Government. Under the terms of the Royalty Bill released for comment, the royalty is to take effect when companies convert to New Order Mining Rights in accordance with the Minerals Act, although the Minister has indicated that the royalty is not expected to take effect until the transitional period for the conversion of mining rights under the Minerals Act expires. If adopted, the Royalty Bill may have an impact on the operating results (technical) and will have a negative impact on the financial performance and hence valuation of the Gold Projects.

2.4.6 *Bonanza Project: current status*

SRK understands that Aflease owns the surface rights to Bonanza and the Inner/Outer Basin. Aflease has the right to mine and extract precious metals from a number of properties that constitute the Bonanza Project. This right does not extend to the right to remove minerals from tailings that may be situated on the various properties. The salient aspects from the legal due-diligence report are summarised in Table 2.5.

Table 2.5: Aflease (Bonanza Project) – Mining right status

Rights situated on Property Name/No.	Mineral Rights	Rights by Virtue of
Wolverand 425IP	Mynpacht 458	Mynpacht brief 458/1898; Plan RMT 34; measuring 216.8953ha; Transferred to Aflease by Deed of Transfer of Mining Titles 47/1949.[1]
Rietkuil 397IP, Rietkuil 414IP, Transvaal region (now Gauteng)	382 precious metal claims	Licences 2947, 145 and 3094; Deed of Transfer 1/1986[2]
Rietkuil 397IP, Transvaal region (now Gauteng)	355 precious metal claims	Licence 1708; Various deeds of transfer;[2], [3]
Rietkuil 397IP, Transvaal region (now Gauteng)	1932 precious metal claims	Licence 3740[2], [5]
Rietkuil 414IP, Transvaal region (now Gauteng)	32 precious metal claims	Licence 3752[2], [6]
Rietkuil 397IP, Transvaal region (now Gauteng)	1 precious metal claim	Licence 3748[2], [7]
Rietkuil 397IP, Rietkuil 414IP, Wolverand 413IP, Wolverand 425IP, Klerksdorp district	Mining Authorisation	ML 12/1998, valid to 9/09/2008[8], [9]
Rietkuil 397IP	Mining Authorisation	ML 5/2000, valid to 9/09/2008[8], [9]

(1) Mynpacht 458 is valid and enforceable and conveys a mining right in favour of Aflease.

(2) Claims are valid and enforceable and convey a mining right in favour of Aflease.

(3) There are three smaller areas within the claim area that collectively comprise 4 "unregistered" precious metal claims (a total of 3.6ha) held under licence 3746. Aflease does not hold any mineral or mining rights in respect of these unregistered claims.

(4) The legal due-diligence report made reference to a discrepancy of 35 claims (some 20ha) held under licence 3740, but did not elaborate on how this was resolved.

(5) The claims constitute valid mining rights in favour of Anglogold, a subsidiary of Anglo American. The rights have now been transferred to Aflease.

(6) The claims constitute valid mining rights in favour of Anglo American Prospecting Services, a subsidiary of Anglo American. The rights have now been transferred to Aflease.

(7) The claims constitute valid mining rights in favour of Amgold, a subsidiary of Anglo American. The rights have now been transferred to Aflease.

(8) Covers precious metals and uranium.

(9) Aflease, on the basis of being the holder of a mining right and mining authorisations ML 12/1998 and ML 5/2000 qualifies as the holder of an old order mining right. Aflease will be a competent applicant for the conversion of its old order mining rights to the new form of mining right as contemplated by the Mineral Development Act.

2.4.7 *Modder East : current status*

SRK understands that NKGC, as the holder of precious claims, is allowed to utilise the surface of the property for all activities necessary to prospect and mine for the precious metals in and on the property. Nevertheless, Aflease informed SRK that it has entered into negotiations with the Ekhurleni Council to lease or buy the surface needed for infrastructure and operations. Aflease has the right to mine and extract gold from a number of properties that constitute the Modder East project. The salient aspects from the legal due-diligence report are summarised in Table 2.6.

Table 2.6 Aflease (Modder East project) – Mining Right status

Property Name/No.	Mineral Rights	Rights by Virtue of
Modder East Rights situated on farms: Kleipfontein 70IR, Modder East 72IR, Cloverfield 75IR, Modderfontein 76IR and Welge dacht 74IR, Gauteng Region	5 930 unnumbered precious metal claims	Licences 2775 and 2781; Plan RMT No M112/87 together with RMT No M1/2001; and Deed of Transfer 29/2002(1), (2), (3) (4)
	Prospecting Permit for the precious metal claims	Prospecting Permit PP4/2001, valid to 22 August 2004(5)
	Mining Licence	Mining Licence ML 5/2004
UC Prospecting (Tribute) Rights situated: Gedult 123IR, Gauteng Region	895 unnumbered precious metal claims	Licence 2737; Plan RMT No M25/82 together with RMT No M1/2001, and Deed of Transfer 29/2002(1), (2), (4), (6), (7)
Turnbridge Section Rights situated: Rietfontein 115IR, Gauteng region	2 037 unnumbered precious metalclaims	Licence 2696; Plan RMT M7/76 together with RMT No M1/2001); Deed of Transfer 29/2002.(1), (2), (4), (8), (9)
	Mining Authorisation	Mining Authorisation ML25/2002 in favour of NKGM (10), (11)

(1) Does not contain any significant adverse or unusual conditions that may have a bearing on NKGC's mining right.

(2) The Rights are subject to Mortgage Bond 8/2003 in favour of Nedbank for R75million. The bond is held collectively over the Modder East, UC Prospecting and Turnbridge Rights.

(3) Aflease advised that to the best of its knowledge, the State is not the common law mineral rights holder and accordingly the State royalty is not payable (section 47(1) of the Act).

(4) Aflease advised that there are no surface right permits granted over the Modder East Rights which may affect Aflease's right to mine.

(5) Aflease advised that NKGC had a pending application before the DME for a mining authorisation to be iussued over the Modder East Rights. NKGC will be a competent applicant for conversion of its old order prospecting right to the new form of prospecting right and as such will qualify as the exclusive applicant for a mining right in terms of the Mineral Development Act.

(6) Grootvlei Proprietary Mines Limited has the right to mine for a period of 21 months from 27 January 2004 a specific section ("Grootvlei contract area") of the UC Prospecting Tribute area.

(7) NKGC does not hold a prospecting permit or mining authorisation over the UC prospecting Tribute Rights (excluding the Grootvlei contract area). NKGC is therefore the holder of an unused old order right and is for one year from 1 May 2004 the exclusive competent applicant for a prospecting or mining right under the Mineral Development Act. NKGC's pending application for a mining licence will be regarded as an application for a mining right under the Mineral Development Act.

(8) While NKGC is obliged in terms of the Deed of Transfer to pay Gencor SA Limited 1% of the full proceeds accruing to NKGC from any exploitation or disposal of all production derived from the working of the Turnbridge Section Rights for the LoM, it is likely this obligation will fall away when NKGC obtains a mining right in terms of the Mineral Development Act.

(9) The Deed of Transfer places various obligations on NKGC with regard to rehabilitation of the property and imposes provisions in terms of which NKGC indemnifies Gencor SA Limited against any claims which may be made against Gencor and which may relate to the activities of NKGC. The legal due-diligence report did not provide any detail as to the possible quantum of these obligations and provisions.

(10) NKGM being the holder of the mining right (by virtue of NKGC's written consent to mine) and holder of mining authorisation ML25/2002 qualifies as the holder of an old order mining right provided it was engaged in mining activities on the property immediately before 1 May 2004. NKGM will accordingly be a competent applicant for the conversion of its old order mining right to the new form of mining right as contemplated by the Mineral Development Act.

(11) As ML25/2002 also covers the New Kleinfontein Rights, and in the absence of the underlying documentation concerning the mining/mineral rights, the legal due-diligence report assumed that the mining licence was correctly issued and the underlying mineral and mining rights are valid.

Figure 2.1: Aflease – Locality Plan and generalised geology for Gold Projects


AFLEASE
Locality Plan and Generalised Geology for Gold Projects

Figure 2.2: Aflease – Mineral and Surface Rights in vicinity of Bonanza Project


AFLEASE
FIGURE
2.2

Figure 2.3: Aflease – Mineral Holdings and Borehole Positions at Modder East


LEGEND
AFLEASE
2.3

3. GEOLOGY

3.1 Introduction

This section describes the geology of the mining and exploration assets, the nature and geometry of the orebodies, and their structural complexity, as well as the regional setting of the deposits.

3.2 Witwatersrand Basin Geology

Witwatersrand Basin operations are mostly deep-level underground mines exploiting gold bearing, shallow dipping tabular bodies, which have collectively produced over 50kt (1,608Moz) of gold over a period of more than 115 years.

The Witwatersrand Basin comprises a 6km vertical thickness of argillaceous and arenaceous sedimentary rocks situated within the Kaapvaal Craton, extending laterally for some 300km east-northeast and 150km south southeast. The sedimentary rocks generally dip at shallow angles towards the centre of the basin though locally this may vary. The basin sediments outcrop to the south of Johannesburg but further to the west, south and east these are overlain by up to 4km of Achaean, Proterozoic and Mesozoic volcanic and sedimentary rocks. The Witwatersrand Basin sediments themselves are considered to be of the order of 2,700 to 3,100 million years old (see Figure 2.1 for the location of the Witwatersrand Basin).

3.3 Geology of the Afrikander Lease area

The Aflease licence area is situated approximately 20km west of Klerksdorp, in the northwest rim of the Witwatersrand Basin. The deposit is unusual in that mineralisation is hosted within the West Rand Group, whereas the majority of Witwatersrand gold mines exploit orebodies hosted within the overlying Central Rand Group.

The West Rand Group underlies the Central Rand Group and consists predominantly of lutites and arenites, in contrast to the overlying Central Rand Group, which is dominated by arenites and lesser rudites. The mineralised reefs developed in the Aflease Lease are preserved within and around the Rietkuil Syncline, an asymmetric pericline, with a north-easterly trending fold axis. The fold axial plane strikes northeast and dips steeply towards the northwest. The western limb of the syncline is steep to over turned, while the eastern limb dips shallowly (15-25°) to the northwest. West of the Rietkuil Syncline, the West Rand Group overlies the Dominion Group, consisting of sedimentary rocks and bimodal volcanic rocks. Southeast of the Rietkuil Syncline, the West Rand Group is unconformably overlain by the Platberg and Pneil Groups of the Ventersdorp Supergroup. Figure 3.1 shows the surface topography and geology for the Rietkuil syncline and the Dominion Group in this area.

Mining has been conducted within this area for more than 100 years, and four separate mining operations (Buffelsdoorn, Afrikander, Babrosco and Elandslaagte) have recorded a total production of 61.1 tonnes of gold from 12.6 million tonnes of ore treated, with a recovered grade of 4.8g/t (O'Brien, 1988). Early production records show significantly higher grades suggestive of early exploitation of high grade shoots.

3.3.1 The Inner Basin

A variety of mineralised reefs are exposed within and around the Aflease licence area. The Inner Basin is a structurally preserved remnant with the form of an asymmetric synclinal pericline. The Inner Basin reefs are hosted within the Babrosco Formation (SACS, 1980) and mainly comprise lenticular bodies of medium pebble conglomerate. The base of the Inner Basin is defined by the Jeppestown Shale (upper Rietkuil Formation), which is unconformably overlain by the Contact Reef, the lowermost reef developed within the Inner Basin. The stratigraphic column for the West Rand Group in this area is illustrated in is illustrated in Figure 3.2. Previous mining operations within the Inner Basin have concentrated on few of the reefs, namely the Contact Reef, the Number 2 Reef and the Number 4 Reef, since these were considered to have the most significant lateral development and continuity. At least twelve vertically stacked reef units have been identified within the Inner Basin forming a stratigraphic succession of approximately 60-90m of interlaminated conglomerates and quartzites. Internally within the sequence, some of the interlaminated waste units are perched above major unconformity surfaces. The angular nature of some of the unconformities leads to variations in stratigraphic thickness within the Rietkuil Syncline. The conglomerates form a sequence of "reef" units that are interlaminated with generally immature quartzites; the reefs can be subdivided into continuous and less continuous "lensoidal" reef units. The generalized stratigraphy of the sequence within the Inner Basin is presented as Figure 3.1.

Within the Inner Basin, the bulk of the reef units are extensively oxidized to a depth of approximately 40m. The ore undergoes a transition from soft, friable and highly oxidized at or near surface to a harder, more indurated rock, within which sulphide minerals are preserved within conglomerates and pyritic quartzites. The Inner Basin Reefs have not been included in the Mineral Resources because of uncertainties in the available information and the geological model but are considered an exploration target.

3.3.2 *The Outer Basin*

The Outer Basin reefs are hosted within light coloured siliceous quartzites of the lower Rietkuil Formation. The underlying, predominantly dull grey to brown Elandslaagte Formation hosts the Government Reef and the Boulder Reefs (SACS, 1980). The stratigraphic column for the West Rand Group in this area is illustrated in Figure 3.2. Within the Aflease Lease, the Outer Basin Reefs consist of conglomerates and pebbly quartzites that were interpreted by Anglo American Corporation ("AAC") to have developed within broad channels cut into the underlying Elandslaagte Formation. The major channel trends northwards, secondary subsidiary channels that branch off the major channel have been identified. The channelised nature of the reefs implied restricted lateral development of mineralised units. Drilling and trenching by Aflease has identified certain of the reef units within the Outer Basin sequence in areas external to the main channels, implying that the lateral development of some reefs may be significantly more widespread than originally believed.

Stratigraphic markers have been proposed within the Outer Basin sequence, consisting of visually distinctive quartzite units developed within the channels. The White Bar (also known as Marble Bar) is one particular example that is developed at the top of the channel fill sequence. The White Bar consists of a clean quartz arenite distinctive from the cream-grey mature quartzites interlaminated with the conglomerate reefs within the Outer Basin sequence.

Reef zones, consisting of lensoidal reefs have been identified within the Outer Basin. The lowermost of these is the Lower Reef Zone, consisting of up to three individual reefs, developed within the central part of the main northerly trending channel. On the margins of the channel, the individual reefs coalesce and merge. The footwall of the Lower Reef Zone consists either of quartzites of the underlying Elandslaagte Formation, or of a series of quartzite lenses and conglomerates interpreted to represent reworked Elandslaagte Formation. The Magazine Reef is confined to the deepest part of the channel and is considered to be the lowermost reef of the Lower Reef Zone. The Magazine reef was considered to exist only within a narrow northerly trending channel south of the old Babrosco Mine; however Magazine Reef has been shown to be present within the Wolverand and northern sector of the Rietkuil Syncline as well.

Approximately 20m above the Lower Reef Zone, the Middle Reef is developed. The Middle Reef package is approximately 2-3m thick and was one of the major Mineral Resources exploited by AAC within the Outer Basin, being extensively developed.

The Upper Reef Zone has been identified by AAC within discrete channels trending oblique to the main fold axis. The reef is variable in character. Laterally, the reef is developed on underlying Elandslaagte Formation, potholes incised within this quartzite may contain high gold grades confirming the importance of footwall control on the mineralisation within the overlying conglomerates. The Upper Reef tends to be erratically mineralised with a low average grade.

The Number 5 Reef is developed immediately below the White Bar within the Babrosco and New Afrikander areas. This reef consists of lenticular pebbly quartzite or conglomerate units.

The Number 6 Reef is developed above the White Bar. The quartzite unit developed above the White Bar contains some conglomerate units, mostly sporadically developed and characterized by poor gold grades. Occasionally, one of these units may be better developed and better mineralised, in which case it is referred to as the Number 6 Reef.

3.3.3 *Big Pebble Reefs*

Approximately 60m below the base of the Rietkuil Formation, conglomerate units are developed within the Elandslaagte Formation, in the upper part of the Government Subgroup. These units have been named the Upper and Lower Big Pebble Reefs and consist of large pebble or cobble conglomerates. AAC did little detailed examination of these reefs, which were characterised by low grades. The Upper Big Pebble Reef ranges in thickness between 3 and 10m and is considered to be laterally continuous, pinching out in some localities. The Big Pebble Reef is not included in the Mineral Resources due to the paucity of information available and economic factors.

3.3.4 *Bonanza Reefs*

The Bonanza Formation is situated within the lower Government Subgroup of the West Rand Group, approximately 1500m below the base of the Rietkuil Formation, as illustrated in Figure 3.2. Immediately above the Bonanza formation is the Promise Reef which forms the base of the Welgegund Formation. The upper portion of the Bonanza Formation consists of a series of shale and diamictite units. The lowest of these, the Lower Shale Unit forms the hanging wall of the Base of Shale Reef; a well developed polymictic matrix supported medium pebble conglomerate, varying in thickness between 0.5m and 1m. This is underlain by a clear, crossbedded, and laterally continuous orthoquartzite marker unit.

These units unconformably overlie a series of gritty quartzites with a thickness varying between four and fifteen meters which forms the hanging wall to the Bonanza Upper Reef (BUR), the youngest of the horizons of economic interest in this area. Below this lie the Bonanza Intermediate Reef (BIR) and the Bonanza Lower Reef (BLR). All three of the reefs are moderately developed small to medium pebble polymictic conglomerates, varying in thickness between 0.5m and 1m, however the Lower Reef may reach up to 1.5m thick. The Upper and Lower Reefs may occur as single or multiple conglomerate bands separated by gritty quartzites. The middling between the Upper and Intermediate Reefs varies between 4m and 10m and consists of gritty quartzites, whilst the Intermediate and Lower Reefs are much close with a middling ranging between 1m to 2m. Below the Lower Reef, separated by a sharp contact, is a relatively clean, green fuchsitic quartzite. The upper contact of the BLR is often gradational, and at times it is difficult to separate the BLR and the BIR. All the reefs contain specks of kerogen, and in places have kerogen stringers. Higher-grade gold mineralisation is usually associated with the presence of kerogen.

3.3.5 *Dominion Reefs*

To the west of the Rietkuil syncline, the Rietkuil thrust fault brings the older Dominion Group Formations to surface. The youngest of the Dominion Group units is the Syferfontein Formation which overlies the Rhenosterspruit Formation. The Formations are respectively predominantly composed of quartz feldspar porphyry and andesitic lavas. Below the Rhenosterspriut Andesites is the lowermost formation of the Dominion Group, the Rhenosterhoek Quartzites. Within this Formation are the Upper, Middle and Lower Reefs; horizons with potentially economic mineralisation that have been previously mined for gold and uranium. Figure 3.3 illustrates the stratigraphy of the Dominion group in this area. The total Dominion Group has a thickness of approximately 2 250m at the old Dominion Mine.

The Lower Reef is an oligomictic conglomerate, with a siliceous pyritic matrix. The occurrence of the package is localised, and its development is determined by the pre-Dominion topography. The unit occurs directly above an uneven granite palaeosol, but is sometimes separated by up to a meter of coarse grained yellow quartzite. A maximum thickness of 2m has been recorded for the package in underground exposures. The Middle Reef consists of relatively small, angular quartz pebbles in a siliceous matrix. In places it occurs as two oligomictic conglomerate bands separated by 80 cm of pebbly quartzite. The Middle Reef is overlain by the Middling quartzite; a clean sericitic white quartzite. The Upper Reef, also known as the Contact Reef is a more consistently developed oligomictic conglomerate with sub- to well-rounded quartz pebbles in a siliceous pyritic matrix, and attains thicknesses of 90 to 100cm. In certain areas, the reef is overlain by a zone of grey grits known as the Pay Band, which has high concentrations of heavy minerals, and uranium grades up to three to four times those in the upper reef zone. The Upper Reef is overlain by the Dark Grey Quartzites, which hosts a lens like gritty marker approximately 1m above the Upper Reef, known as the Tarentaal Reef.

At present the Dominion Reef packages are not included in the Mineral Resources due to insufficient information and uncertainty in economic factors but are considered an exploration target.

3.3.6 *Structure*

Both the Inner and Outer Basins define a concentric asymmetric synclinal pericline. Numerous faults transect the fold and two main fault strike groups can be defined on the basis of surface mapping and from the detailed underground exposures. Faults striking between 250 and 220° and faults striking around 300-320° are recognised. The intensity of faulting appears to be highest in and around the synclinal closures in the northeastern and southwestern extremities of the Rietkuil Syncline. The faults are dominantly steeply dipping with both extensional and reverse movements developed. Major faults have throws in excess of 10m; minor faults that are indicated on underground sample sheets have throws between 1 and 3m.

The Bonanza Exploration area occurs in the northern synclinal core. Two areas have been identified for Bonanza Reef exploitation, namely Bonanza West and Bonanza South, adjacent and to the south of Bonanza West. The Bonanza West area is a synclinal structure with an axis of folding striking approximately 200°. The eastern limb of the structure generally dips between 25° to 35° to the west, while the western limb is steeper and in some places is vertical to overturned. The eastern limb outcrops for approximately 250m till it is truncated by a major fault with a downthrow to the south, which separates the Bonanza West area from the Bonanza South Area. The reef packages on the western limb subcrop against the unconformable BOSR. The Bonanza South area's western limit is also the line of subcrop against the BOSR, while the eastern limit is a north to north westerly trending fault or faults with a downthrow to the west. To the south the resource blocks are bounded by an east-west trending strike slip fault with a significant downthrow to the south of the order of several hundred meters. The orebody has been divided into five structural blocks based on interpreted faulting. The Reef Blocks can be seen in Figure 3.4 as well as the location of the drillholes used in the evaluation process. The dip of the reef blocks in the Bonanza South area is to the west (see east-west section in Figure 3.5), and varies between 25° in the northern block and up to 50° in the southern most blocks.

The reef packages in the Bonanza West area are displaced by three major north-east to south-west trending faults with throws of the order of 20 to 40m, as well as several additional minor faults with throws of the order of 1 to 10m. The southern most of the major faults is associated with an approximately 25m wide dyke. The Bonanza South Area is bisected by two fault systems. The earliest faults trend north east to south west, as seen in the Bonanza West area, as well as the rest of the Rietkuil syncline, and are truncated by a series of east-west trending strike slip faults with significant vertical displacements. The faults are considered to be early and late Platberg ages respectively.

The Dominion Group sediments are divided into three major areas, the Rietkuil block, the Rhenosterhoek block and the Dominion block. The Hartebeesfontein fault, which strikes approximately north-south separates the westernmost Dominion block which is an open asymmetrical syncline pitching to the south west from the Renosterhoek block. The eastern most extent of the Rietkuil block is defined by the Rietkuil thrust fault, which displaces the Dominion Group sediments below Witwatersrand Supergroup sediments. The Rietkuil block forms a broad syncline while the Rhenosterhoek block forms an anticlinal structure between the Dominion and Rietkuil blocks. The major fault orientations in this area are north-south and a younger northeast-southwest set. A third fault set, believed to be the youngest, comprised flat bedding parallel faults, which are most prominent along the sediment granite and sediment lava contacts. The major structures are illustrated in Figure 3.1.

3.4 Geology of the New Kleinfontein Gold Mine Areas ("Modder East")

The New Kleinfontein Gold Mine ("NKGM") consists of four properties; Modder East, UC Prospect (Tribute), Kleinfontein section and Turnbridge. The properties are located in the East Rand Basin, which lies in the far north east of the Witwatersrand Basin. The geological structure of the basin is relatively uncomplicated, and has a much smaller impact on mining operations than in other areas of the Witwatersrand Basin. The major economically exploited horizons in the area are, in order from youngest to oldest, the Black Reef, the Kimberley Reefs, and the Main Reef. The Kimberley Reefs consist of a number of conglomerate horizons. The major conglomerates in this zone that have been exploited are the UK3, UK9A or May Reef, UK9B, UK9C, MK2, and MK1. Other reefs have been mined in smaller quantities. All these reefs, except the Black Reef, are part of the Central Rand Group, and the Main reef, the oldest in the sequence lies within the lowest formation of the Central Rand Group, immediately overlying the West Rand Group. The Black Reef forms the base of the Transvaal Supergroup, and is much younger than the reefs in the Central Rand Group. Figure 3.6 is the Stratigraphic column for the mineralised and surrounding formations in the East Rand Basin.

3.4.1 Modder East and UC Prospect

The principal target at Modder East is the Black Reef. The Black Reef in this area is relatively shallowly dipping to the south at between 2° and 15°. It unconformably overlies Kimberley Reef sediments that also dip to the south. Three facies have been noted in the Black Reef at Modder East. The Channel facies occurs in incised channels cut into the Witwatersrand Super Group rocks, and is thought to have derived most of its gold content from scavenging and reworking Kimberley and Main Reef conglomerates. The channels tend to be narrow, with steep channel edges, and can be very deep in places. The channels developed on older dykes, faults or more easily weathered formations. The channels can also have exceptionally high grades in places. The Blanket facies overlies the channel

facies, or lies directly on Witwatersrand sediments where the channel facies is not developed. The Buckshot Pyrite Leader Zone facies (BPLZ) occurs above the blanket facies, and consists of well packed, generally porous buckshot pyrite, interbanded with clean quartzite, and locally containing graphite stringers. The Black Reef is overlain by the Malmani Dolomites.

The geological structure of the Black Reef in the Modder East area is thought to be relatively simple, with shallow dips to the west dominating, and there is little evidence for large scale faulting in the exploration area. A fault with a 10m downthrow to the east has been interpreted from the drilling, and trends north-west to south-east, following the regional fault pattern. A number of North West trending Pilanesburg age dykes intrude along the regional faults. The footprint of the Black Reef target and drill holes is illustrated in Figure 3.7.

3.4.2 Turnbridge and New Kleinfontein

The Main Reef has historically been the most successfully exploited reef package in the East Rand Basin. The reef has well defined pay shoots oriented roughly north-west to south-east and are interpreted to be a result of the channelised flow in the alluvial depositional environment of a braided fan system. The channel width varies from a single pebble layer to up to three meters. The conglomerate is typically well sorted, and comprised mainly vein quartz pebbles. Kleinfontein is located in the proximal portion of the major pay shoot, while Turnbridge straddles the margin of the pay shoot, and further south in a mode distal environment.

3.5 Exploration Potential

3.5.1 Extensions to Bonanza Reefs

A previous drilling program by AFL has intersected a block referred to as the Bonanza Central block. Too few intersections are available currently to define the limits of the block, and another drilling program has been proposed to test area extent of the Lower, Intermediate, and Upper Reefs in this area, to test the southern extension of the block, as well as to check if there is an improvement in grades on the southern extension. The results of the proposed drilling will determine if further exploration is warranted in the area. Four boreholes are proposed in the area, two to a depth of 50m, and two to a depth of 100m. Each hole will have two short deflections resulting in a total of 360m planned drilling.

3.5.2 Inner Basin drilling program

Approximately 500 reverse circulation holes have been drilled in the Inner Basin. All have been drilled on the eastern flank of the syncline. Fifteen diamond drill holes have been proposed in the inner basin, five of them on the eastern flank to check the information from the reverse circulation holes, to evaluate the reefs, and to compile a geological model. The remaining ten holes are planned on the western flank of the syncline to evaluate the reef package in that area, and to compile a geological model.

3.5.3 Uranium Potential – Dominion Reefs

Previous mining operations have taken place on the Dominion Reefs for Gold and Uranium between 1936 and 1961, with uranium exploitation only beginning in 1956. Economic factors caused the closure of the mine, however with increasing uranium prices, the deposits merit reevaluation. Four shafts were operational, and mining for uranium was mostly on the Upper Reef horizon. The Lower Reef Horizon was usually the target for gold exploitation. Historical mining records indicate that during the six-year period when uranium was mined, the uranium grade varied between 0.77kg/t (in 1960) and 1.17kg/t (in 1956).

Anglo American Prospecting Services drilled 87 drill holes, 63 of which intersected sediments at the base of the Dominion sequence, resulting in 61,900m of core. An additional 138 holes were drilled in previous drilling campaigns. Underground sampling records and block valuations are available for the portions of the property that were previously mined. The deposit has been shown to exist over a large area, but the most attractive exploration targets are the near surface portions. From historical drilling data, and mining records, the Dominion section has been targeted as having the greatest potential because of the relatively simple structure in the area, as well as the good uranium and gold grades.

An exploration drilling program using a combination of reverse circulation and diamond drill holes has been proposed. Two lines of 100m spaced holes, 80 m and 250m from the outcrop position totalling 2200m of core are suggested to aid the evaluation of a block of ground containing approximately 2Mt of ore.

3.5.4 Kimberley Reefs at Modder East

Kimberley Reefs are present at Modder East and have been intersected in various boreholes. Kimberley reefs have been commonly mined in the East Rand Basin, with the UK9A being the most commonly exploited horizon. Drilling from underground workings to evaluate the economic potential and development of the UK9, and other Kimberley reefs is likely to occur if mining operations are successfully carried out. The proximity to the Black Reef will reduce the cost of accessing the Kimberley Reefs if an economically exploitable resource can successfully be defined.

3.5.5 Extensions to the Black Reef on Modder East.

The boundaries of the Resource defined for the Black Reef at Modder East are a "Shoreline" position to the north, north-east and north-west, derived from the observed relationship to the subcrop of the Kimberley reefs in other areas in the East Rand Basin. To the south, the resources are limited by decreasing grades. The resource is a continuation of the Black Reef currently being mined by Petrex at Grootvlei mine, to the west of Modder East and the UC Prospect. Potential exists for an extension of the orebody to the south-east of the currently defined position. Higher grades to the south of the currently defined position could lead to an extension of the orebody in that direction. Additionally, to the north of the currently defined exploration target in the southern portion of Modder East, previous drilling has indicated the presence of a Black Reef Channel Facies targets in the northern and central part of the mine.

Figure 3.1: Aflease – Surface topography and geology for Rietkuil syncline and Dominion areas



Figure 3.2: Aflease – West Rand Group Stratigraphy


AFLEASE
- West Rand Group Stratigraphy
FIGURE

Figure 3.3: Aflease –Dominion Group Lithology


AFLEASE
- Dominion Group Lithology
FIGURE

Figure 3.4: Aflease – Structure in the Bonanza Project Area, together with borehole locations and section lines



AFLEASE

Figure 3.5: Aflease – section through Bonanza deposit (section No. 45)



AFLEASE

Figure 3.6: Aflease – Stratigraphic column of East Rand Basin

	GROUP	SUBGROUP	FORMATIONS	MEMBERS AND BEDS
TRANSVAAL SEQUENCE	CHUNIESPOORT GROUP	MALMANI SUBGROUP	MONTE CHRISTO	
			OAK TREE	
			BLACK REEF QUARTZITE	BLACK REEF
WITWATERSRAND SUPERGROUP	CENTRAL RAND GROUP	TURFFONTEIN SUBGROUP	KIMBERLEY CONGLOMERATE FORMATION	
			BOOYSENS SHALE	
			KRUGERSDORP	BIRD QUARTZITES
				BIRD MARKER AND AMIGDALOIDAL
			BIRD CONGLOMERATE FORMATION	BIRD REEFS
			LUIPAARDSVLEI QUARTZITE FORMATION	
			LIVINGSTONE CONGLOMERATE FORMATION	
			RANDFONTEIN LANGLAAGTE FORMATION	
			MAIN CONGLOMERATE FORMATION	
	WEST RAND GROUP	JEPPESTOWN SUBGROUP	ROODEPOORT	
			CROWN LAVA	
			FLORIDA	

Figure 3.7: Aflease – Black Reef footprint at Modder East



4. MINERAL RESOURCES AND MINERAL RESERVES

4.1 Introduction

This section summarises the methods used at AFL to derive and classify its latest Mineral Resource and Mineral Reserve estimates. It also gives SRK's comments and opinions on the reasonableness of these and presents audited SRK Mineral Resource and Mineral Reserve statements as appropriate.

4.2 Bonanza Project

4.2.1 Data Quality and Quantity

Twenty three diamond drill holes intersected reef in the Bonanza project area, with up to three reef deflections drilled from each hole. The locations of the exploration drill holes are shown in Figure 3.4. Drill core was sampled by cutting with a diamond saw along the low point of the bedding plane. Where kerogen seams were present, the core was bound with tape to help prevent kerogen loss from the cores. Core was sampled on all the Reef horizons and in the adjoining hangingwall and footwall lithologies. A number of footwall bands were also sampled. Initial sampling was analysed at the mines on site assay laboratory using the Leachwell™ assay technique. Leachwell™ is a proprietary accelerator that enhances the rate of dissolution of gold in cyanide solution. Use of Leachwell™ is popular in Australia, particularly in the case of heap-leach operations where cyanide insoluble gold may report in conventional fire-assay, but has little relevance with respect to resources that are planned for processing within a heap leach circuit. Other advantages offered by the use of Leachwell™ include the rapid turnaround of assay results (4-8hours) compared to conventional fire-assay (24+ hours).

Typically the analytical procedure is as follows:

- Dry the sample;
- Jaw crush the sample to less than 8mm;
- Pulverise the sample in a close-circuit ring-and-puck mill until the sample is approximately 80% passing 75µm;
- Decant 100g of pulp into a 400ml bottle;
- Add Leachwell™ tablet and 200ml cyanide solution;
- Agitate for 2hours;
- Draw solution aliquot after solids have settled and analyse the solution using a flame Atomic Absorption Spectrometer; and
- Adjust the solution concentration by a factor of 2 to account for the use of 100g of solid and 200ml of cyanide solution.

The solids residue is not analysed any further. There is no manual size grading to determine the granulometry of the pulp, instead rolling the pulp between the fingers to determine the presence of any obvious grit is the only test of particle size. The ring-and-puck mill is cleaned between each sample using compressed air, as is the jaw crusher. Each sample is milled for a pre-set five minutes. A Keegor vertical spindle mill is installed within the laboratory, but is reportedly not used. This open-circuit pulveriser is prone to sample contamination and in this instance has been replaced by the closed circuit ring-and-puck mill. Given the low grades typical in the AFL deposit, the avoidance of sample contamination is extremely important. The Atomic Absorption Spectrometer is calibrated on a daily basis and internal standards are employed to test the accuracy of solution results.

Later samples were sent to Libra Laboratories in Germiston, which falls under the umbrella of SGS accredited laboratories, where the samples were assayed using conventional fire assay with a gravimetric finish. Samples are crushed using jaw crushers, split and pulverised using a vertical spindle type pulveriser.

Of the initial samples analysed with the Leachwell™ assay technique, 1 in 10 were sent to Libra Laboratories for check analyses. Various datasets were analysed, including a set of 103 duplicates from this exploration program, as well as a dataset of duplicate truck, belt and RC drill samples. The results from the various datasets were similar, with the more numerous truck, belt and RC dataset being easier to interpret simply because of a greater number of samples. The results of these analyses agree with previous analysis by SRK of similar data at Aflease. The general conclusions from the data analysis are as follows:

Comparison of the duplicate sample values assayed using fire-assay and Leachwell™ reveals that the sample reproducibility is quite poor. Less than 20% of the sample pairs differ by less than 10% and there is a large scatter observed when plotting pair values on a scatterplot. The mean grade of the 103 paired data for the Leachwell™ assays is 0.21g/t and the mean grade of the fire assay data is also 0.21g/t. The variance of the fire-assay data is also significantly greater than that of the Leachwell™ assays; the coefficient of variation of the fire assay data is 1.9, whilst that of the Leachwell™ assays is 1.5. The reasons for the difference include the following:

- Leachwell™ assays are conducted on a 400g aliquot, whereas Libra fire assays use a 50g sample;
- In the presence of a fraction of relatively coarse gold (which is malleable under pulverisation and does not significantly reduce in grainsize), the larger samples are more likely to represent the sample grades. Smaller samples are more variable because they may receive a coarse particle, or may miss that particle, resulting in significantly different values of aliquots drawn from the same pulp.

The comparative assays show that there is no statistical bias between Libra Laboratories and the mine. SRK consider that the Leachwell™ assays are reasonable with respect to the average grades and are probably more precise than the fire assays.

The two assay techniques also rely upon different chemical processes to derive their results and report different physical qualities of the gold. Whilst sample reproducibility is poor, the comparison of the mean grades derived from Libra and the Aflease assays is very favourable, with all datasets having very similar average grades (within 3% for all datasets). Given the smaller aliquot size used in the fire assay, this is not altogether unexpected. A likely consequence of the small aliquot for the fire assay is the cases where the fire assay under-reports the gold grade relative to the Leachwell™ assays; the frequent occurrence of these instances supports a reasonably coarse size for some of the gold. This also suggests that while many of the fire assay results report grades less than the Leachwell™ assay, the real grade of the total sample (*i.e.* total Au not cyanide leachable Au) likely equals or even exceeds the Leachwell™ reported grade. SRK is satisfied that the data are of a sufficient standard for use in Mineral Resource and Reserve estimation.

4.2.2 Resource Estimation

The resource estimation was carried out by Aflease Mine personnel. Based on surface drilling intersections, and underground sampling and development in the adjacent Bonanza West Area a wireframe model was constructed for each of the three reefs using the base of each reef intersection, and modelling a uniform 1m thick seam. The models were extrapolated beyond the borehole intersections to the estimated extents of the resource blocks. From these Digital Terrain Models ("DTM"), volumes and average dips for the blocks were calculated, and depth contours generated.

The sampling data from the drill hole intersections were composited to 1m widths before being used in the estimation process. The mother hole intersections and the deflections were treated as individual samples, and the deflections were given the same spatial coordinates as the mother hole. The grade model was created in Micromine Geological Modelling Software. Estimation was performed using an inverse distance cubed interpolation algorithm. An ellipsoidal search radius was used in which the long axis is oriented along the trend of the mineralised zone. A maximum search distance of 200 m and a short axis distance of 150 m were used. A 2 dimensional block model was used with metal accumulation being estimated.

The two dimensional block model is used to generate the resources, and the tonnages are corrected to account for the dip of the blocks. Check calculations were done with the resource volumes, compared to the volumes calculated from the wireframe models. Grade and wireframe models were created for the BUR, BIR and BLR. Figures 4.1, 4.2 and 4.3 show a colour coded representation of the grades in the models for each of the three reefs respectively.

While SRK did not re-estimate the grade model, certain check calculations were done to verify the accuracy of the model. An average of the drill hole data used to generate the resource was calculated for each reef horizon. Grouped averages were also calculated, where an average value for each mother and daughter hole group was calculated, and then averaged. Additionally a Sichel's t estimate was calculated for each reef. For the BUR and BLR, the bore hole average, the grouped bore hole average and the Sichel's t estimates of the grade are all higher than the model's average grade. For the BIR the model estimate (2.48 g/t) is higher than the bore hole averages (2.43g/t average and 2.27g/t grouped average) , but lower than the Sichel's t estimate (2.84 g/t). All the estimates for the BIR are however very similar, within a 0.6 g/t range. The values for the BLR also show good agreement, but the estimate for the BUR is significantly lower than the average bore hole values, and the Sichel's t estimate. The calculated values are summarised in Table 4.1.

SRK note the differences between the mean values of the drillholes and the inverse-distance cubed estimates. These differences can be explained by inspection of the model: the drillholes are not equally spaced with respect to the area that is being estimated. There is therefore a clustering effect, and it is understandable that the equally-weighted average grade may not be equal to the spatially weighted estimates, in this case the inverse-distance cubed estimates. SRK considers that the best estimate of the average grades of the reef units is represented by the inverse distance value because it accounts for the cluster effects within the data. The average grade and grouped average grade fail to account for clustering effects. With regard to the Sichel's t estimate, to be considered valid, this approach requires that the underlying data comprise a lognormal population – the available data are unable to confirm that this is the case.

Table 4.1: Comparison of estimates of average grade for each reef horizon

Reef	Drill hole Avg Grade (g/t)	Grouped Drille Avg Grad (g/t)	Estimated Grade (g/t)	Sichels T (g/t)
Upper Reef	3.00	2.87	1.88	3.65
Intermediate Reef	2.43	2.27	2.36	2.84
Lower Reef	5.42	5.93	5.60	6.07

4.2.3 Outer Basin

The current Mineral Resource Statement presented by Aflease represents underground Mineral Resources declared by AAC for a selection of reef units within the Outer Basin. AAC did a significant amount of underground development, mining and sampling on a variety of the reefs within the Inner and Outer Basin sequences of the Rietkuil Syncline. Whilst the documents that summarise the AAC Mineral Resources do not explicitly describe the assay quality assurance steps, it can be reasonably

assumed that the assays were conventional fire assays undertaken with due care and operational quality assurance steps in place. The sampling base was traditional underground channel samples cut with hammer and cold chisel on the sidewalls. Most of the AAC Mineral Resources appear to be derived using traditional stretch average estimation, in preference to geostatistical methods such as kriging. None of the individual chip sample data have been digitised, however a massive amount of information is available within traditional sample logbooks and sample folder charts. The major underground developments and Mineral Resource blocks have been digitised and are presented as a large series of detailed Block Plans, showing reef centares, estimated accumulation, channel width and Mineral Resource classification for each block within each of the reefs that AAC actively mined. It is recommended that detailed geostatistical modelling be conducted to verify the resource base prior to conversion to reserves.

4.3 Modder East

4.3.1 Data Quality and Quantity

A number of drilling programs have been completed on Modder East, targeting the Black Reef, and to a lesser extent the UK9A Reef. Before 1993 Gencor had completed 10 diamond drill holes in the area. The positions of the boreholes and their values are available as are the original logs, however the core remnant is not available. The positions of these holes are shown in Figure 3.7 and are the numeric series from 2873 to 3111. Also shown are the positions from the following drilling campaigns by Harmony in 1994 (3 holes prefixed with GVP) and the latest drilling in the series DD1 to DD21 completed by New Kleinfontein between 2001 and 2004 comprising 21 holes.

The Gencor drill holes were analysed at Gencor Springs Laboratory. The Harmony holes intersected a waste on Black Reef Contact representing a palaeo-high with no black reef developed. The New Kleinfontein samples were all sent to Anglo American Research Laboratories and were fire assayed using the laboratories standard procedures. These results were not audited but are assumed to be of high quality because of the laboratories used. All the diamond drill holes were halved with a diamond saw, and half cores are still available for viewing, or quartering for re-assay if necessary. All of the Harmony and New Kleinfontein holes have been down hole surveyed.

Duplicate samples were sent to Lakefield Laboratories for check assay. 66 duplicate assay values were provided to SRK for analysis. A scatter plot of the values reveals that the Lakefield values are on average higher than the AARL values. Samples with low grades show relatively good agreement, and the scatter increases with grade. A plot of the Half Absolute Relative Difference reveals that many of the samples with large grade differences are high-grade samples. This implicates the presence of coarse gold in the reef, which when using small sample aliquots such as are typical for fire assay, can radically change the grade of a sample by their chance presence of absence. A Quantile-quantile plot, which compares the ranked sample values from each laboratory, regardless of pairing by sample, shows that the cumulative histograms of the 66 assays from the two laboratories are very similar in shape. A notable exception is one sample from Lakefield with a grade of 112g/t. This is far greater than the next highest sample in the dataset at 40g/t. The average value of the Lakefield data is over a gram per tonne higher than the AARL data, however, if you remove the 112g/t sample, and the original assay from AARL, the average values of the two datasets differ by only 0.1g/t. The presence of coarse gold in the reef might introduce a high degree of scatter in the duplicate sample values, especially if the samples are relatively small. The presence of such extreme values suggests that an analysis of the data to determine the effect of capping certain outlier values may be merited.

SRK is satisfied that the assay data are of sufficiently good quality for use in Mineral Reserve and Mineral Resource estimation.

4.3.2 Resource Estimation

The resource estimation was carried out by Aflease Mine personnel. The mother hole intersections and the deflections were treated as individual samples, and the deflections were given the same spatial coordinates as the mother hole. Underground sampling data from the adjacent Grootvlei mine was composited into 6 blocks, near the Modder East Boundary. These composites values were used in the estimation and were treated as individual boreholes. The grades in each drill hole were assigned to either the Buckshot Pyrite Leader Zone, or the Blanket Facies. These two facies were estimated separately and combined into one model. The grade model was created in Micromine Geological Modelling Software. Estimation was done with an inverse distance cubed interpolation algorithm. Figure 4.4 shows a colour coded representation of the grades.

An ellipsoidal search radius was used with the long axis oriented along the 'shoreline' trend. The short axis of the search ellipse is oriented perpendicular to the 'shoreline', in the direction of decreasing grace with distance from the 'shoreline'. The long axis of the search ellipse is 400m, and the short axis is 300m. A two dimensional block model was used, with 30 x 30m block sizes. Metal accumulation and thickness were estimated for both facies, and then combined to create a total width. Where the combined width exceeded the 100cm planned mining width, the excess thickness was subtracted from the Footwall width (i.e. from the Blanket Facies) and the metal accumulation recalculated to the reduced width. The resultant model was used in the generation of the Resource estimate.

SRK did not re-estimate the deposit but did undertake certain checks on the model to verify its accuracy and suitability. These included calculations of the bore hole averages, and the grouped bore hole averages as described for the Bonanza Project. Sichel's t estimates were also calculated. The figures are presented in Table 4.2. While the estimated value is slightly higher than the drill hole averages, and the Sichel's t estimate, it is considered to accurately represent the expected grade of the orebody, taking into account the spatial distribution of the available information.

Table 4.2: Modder East – Comparison of estimates of average grade

Data	Average Value (g/t)
Drill hole Avg (Incl. Stope)	5.72
Grouped Drill Avg	5.66
Estimate	6.49
Sichel's t	5.99

A wireframe envelope of the orebody at a 1m width was created, and the volume within the wireframe compared to the volume calculated from the grade model. The two volumes compared well and the grade model is considered a suitable description of the Mineral Resource.

4.4 UC Prospect, Kleinfontein and Turnbridge

4.4.1 Data Quality and Quantity

Over 19,000 underground sample sections exist for the Black Reef in the UC Prospect and 8 Shaft Areas in the same facies as the Modder East section. The sampling was done on a 6 x 6 m grid. The geostatistical characteristics of the reef are therefore well understood. SRK have not audited the sampling practices and methodologies used in this area, however they have been audited in a previous CPR in 2003 by Camden Geoserve, and were found to be acceptable.

Kleinfontein is a mature operation that was mining remnants, vamping and pillars. There are no standard procedures for sampling and evaluation of the material mined, although the 15 kg mono winch collection bags were sampled to calculate a delivered grade from each shaft, and were also used as a guide to terminating mining in low grade areas. 15 drill holes were completed into remnant and unmined areas, although SRK did not receive any information on the quality of the results. There is no data of sufficient quality to calculate a robust grade estimate using geostatistics or similar techniques. The resource is based on the following factors:

- Kleinfontein is a pillar mine, and has a wealth of historical production data surrounding the mineable remnants.
- The geology of the area is well understood, the section is located in the proximal area of the north-west south-east pay zone.
- Similar practice has been used in the area by many small operations and the grades achieved are similar to those achieved when the mine was in full production.

Turnbridge similarly has a lack of verifiable sampling data, but lies adjacent to Kleinfontein, and is considered an extension to that orebody. Historic values used in the estimation were derived from 1:1000 government plans, and the correlation between historic and recent sampling is reported to be good in the Camden Geoserve CPR.

4.4.2 *Mineral Resource Estimation*

No detailed audit of the resource generation process was undertaken for these projects, as neither of them form part of any immediate mining plan and do not form part of the SRK Mineral Reserves. The resource estimates for Kleinfontein are based on a report compiled by C.L. Engelbrecht (M.Sc, MSAIMM), and figures from that report that were audited and modified by P.M. Camden Smith of Camden Geoserv cc in a 2003 CPR for New Kleinfontein. The estimate is based on; production figures on the mine from 1864 till 1998, fifteen prospect drill holes, location of the claims relative to the Main and 60m Leader Reef pay shoots, and results of check samples taken underground.

4.4.3 *SRK Comments*

The Outer Basin Mineral Resource at the AFL Property is almost exclusively drawn from the AAC Mineral Resource estimates made following their underground mining. The reef units within the Outer Basin had been accessed from a vertical shaft situated on the eastern side of the Rietkuil Syncline and from a series of decline shafts situated on the western margin of the structure. At present there is no defined mine plan that extracts the Outer Basin Mineral Resources, and as such none of the Mineral Resources have been converted to a Mineral Reserve. A cut-off grade of 2.5g/t Au has been used on the large AAC resource blocks previously estimated. It is recommended that detailed geostatistical modelling be conducted to verify the resource base prior to conversion to reserves.

SRK believe that the Bonanza and Modder East resource estimates are reasonable when the overall average grade of the orebodies is considered, however the local block estimates produced will be inaccurate. Further, the confidence in the resource is much lower if it is used to support a selective mining plan compared to a plan to extract the average grade. No selectivity has been included in the production plan for Modder East, and the orebody is planned to be extracted at the average grade, with no cut off applies within the grade model. All the resources at Modder East have been classified as Indicated.

The BUR at Bonanza is planned to be mined selectively with the material planned to be extracted derived from 50% of the resource tonnage containing 88% of the contained gold within the resource. This equates to an approximate in situ cut-off of 170cmg/t applied to derive this 'recoverable resource' based on the global resource block model. Based on the information available SRK considers that the confidence in the local block estimates, and in the distribution of block grades, to be insufficient to classify this selective mining resource as Indicated and has therefore downgraded it to an Inferred Resource. The BLR planned grade also assumed a small level of selective mining. SRK has adjusted the reserve grade to reflect more total extraction at the average grade with no selectivity. The Mineral Resource Reserve statement therefore includes the BUR as an Inferred Resource with the material that is planned to be mined selectively included as 'Inferred in Plan'.

SRK considers that while the current sampling information indicates that some degree of selectivity may be possible on the BUR, the amount of information currently available is insufficient to quantify the degree of selectivity with the level of confidence required for the Indicated category. However, SRK considers that the BUR does have the potential to be mined as planned although the confidence in this will only be increased to a sufficient level to upgrade the resource to the Indicated category once development and mining is underway.

There is approximately 5.7Mt of material on three heap leach pads. Material that has been retreated from these pads during 2003 and 2004 had an average grade of 0.3g/t. While this material does not qualify as a resource, it does have the potential to 'fill the mill', and maintain a consistent tonnage feed.

As a result of the paucity of information at Kleinfontein SRK has downgraded the entire Resource to the Inferred category.

4.5 Mineral Resources and Mineral Reserve Tabulations

Tables 4.3 to 4.6 reflect the SRK Audited Mineral Reserves and Resources. The Resource figures shown are inclusive of the Reserves. The modifying factors and reserve conversions are discussed in section 5.

Table 4.3: Bonanza Project – Audited Mineral Resource and Reserve Statement

Mineral Reserves				Mineral Resources			
	Tonnage (kt)	Grade (g/t)	Gold (koz)		Tonnage (kt)	Grade (g/t)	Gold (koz)
Probable				**Indicated**			
Bonanza Upper Reef			0	Bonanza Upper Reef			0
Bonanza Intermediate Reef	300	1.6	15	Bonanza Intermediate Reef	792	2.4	6
Bonanza Lower Reef	747	4.3	104	Bonanza Lower Reef	795	5.6	143
Bonanza West (Upper & Lower)	67	3.9	8	Bonanza West (Upper & Lower)	72	4.6	11
Total Reserves	1,114	3.6	128	**Sub-total**	1,659	4.0	213
Inferred in LoM				**Inferred**			
Bonanza Upper Reef	406	2.6	34	Bonanza Upper Reef	795	1.9	48
Bonanza Intermediate Reef			0	Bonanza Intermediate Reef			0
Bonanza Lower Reef			0	Bonanza Lower Reef			0
Bonanza West (Upper & Lower)			0	Bonanza West (Upper & Lower)			0
Total Reserves	406	2.6	34	**Sub-total**	795	1.9	48
Total in LoM Plan	1,520	3.3	162	**Inferred**	2,454	3.3	261

Table 4.4: Modder East Project – Audited Mineral Resource and Reserve Statement

Mineral Reserves				Mineral Resources			
	Tonnage (kt)	Grade (g/t)	Gold (koz)		Tonnage (kt)	Grade (g/t)	Gold (koz)
Probable				**Indicated**			
Black Reef	4,615	5.2	772	Black Reef	4,611	6.5	694
			0				0
			0				0
Sub-total	0	0.0	0	**Sub-total**	0	0.0	0
Total in LoM Plan	4,615	5.2	772	**Total Resources**	4,611	6.5	694

Table 4.5: Kleinfontein & Turnbridge – Audited Mineral Resource Statement

Mineral Resources	Tonnage (kt)	Grade (g/t)	Gold (koz)
Indicated			
Kleinfontein – Main Reef			0
Turnbridge – Main Reef	1,143	4.8	176
Sub-total	1,143	4.8	176
Inferred			
Kleinfontein – Main Reef	2,466	6.9	549
Turnbridge – Main Reef	657	4.9	104
Sub-total	3,123	6.5	653
Total Resources	4,266	6.0	829

Table 4.6: Outer Basin – Audited Mineral Resource Statement

Mineral Resources	Tonnage (kt)	Grade (g/t)	Gold (koz)
Indicated			
Lower/Magazine Reef	712	2.6	59
Middle Reef	109	3.6	13
Upper Reef	2,661	2.7	233
5 Reef		0.0	
Sub-total	3,482	2.7	305
Inferred			
Lower/Magazine Reef		0.0	
Middle Reef	654	2.8	59
Upper Reef	4,463	2.7	382
5 Reef	20	3.5	2
Sub-total	5,137	2.7	444
Total Resources	8,619	2.7	748

Table 4.7 presents the combined total Aflease Mineral Reserves and Resources.

Table 4.7: Total Aflease Audited Mineral Resource and Reserve Statement

Mineral Reserves				Mineral Resources			
	Tonnage (kt)	Grade (g/t)	Gold (koz)		Tonnage (kt)	Grade (g/t)	Gold (koz)
Probable				**Indicated**			
Bonanza Reefs	1,114	3.6	128	Bonanza Reefs	1,659	4.0	213
Modder East Black Reef	4,615	5.2	772	Modder East Black Reef	4,611	6.5	964
Turnbridge and Kleinfontein			0	Turnbridge and Kleinfontein	1,143	4.8	176
Inner Basin			0	Inner Basin	0	0.0	0
Outer Basin			0	Outer Basin	3,482	2.7	305
Total Reserves	5,729	4.9	900	**Sub-total**	10,895	4.7	1,658
Interred in LoM				**Inferred**			
Bonanza Reefs	406	2.6	34	Bonanza Reefs	795	1.9	48
Modder East Black Reef			0	Modder East Black Reef			0
Turnbridge and Kleinfontein			0	Turnbridge and Kleinfontein	3,123	6.5	653
Inner Basin			0	Inner Basin	0	0.0	0
Outer Basin			0	Outer Basin	5,137	2.7	444
Sub-total	406	2.6	34	**Sub-total**	9,055	3.9	1,144
Interred in LoM	6,135	4.7	934	**Total Resources**	19,949	4.4	2,802

Figure 4.1: Colour shaded grade model for Bonanza Upper Reef grade values



FIGURE
4.1

Figure 4.2: Colour shaded grade model for Bonanza Intermediate Reef grade values


BONANZA
FIGURE
4.2

Figure 4.3: Colour shaded grade model for Bonanza Lower Reef grade values


BONANZA
FIGURE
4.3

Figure 4.4: Colour shaded grade model for Modder East Black Reef grade values


AFLEASE
FIGURE
4.4

5. MINING

5.1 Introduction

This section includes discussion and comment on the mining engineering related aspects of the LoM plans associated with the Gold Projects. Specifically, comment is given on the mine planning process, mining methods, geotechnics, ventilation and the impact of the foregoing on future mining operations.

5.2 Bonanza Project

5.2.1 Project Description

Aflease's instructions for the mine study were for a mine design, appropriate to the short life and limited size of the resource and requiring accelerated development. Without compromise to safety and the required production rate, capital and operating costs were to be minimised.

The Bonanza Project proposes to exploit via an underground operation a Witwatersrand-type orebody on the shallow Bonanza conglomeritic sediments at depths of between 40m and 270m in the Klerksdorp Area.

At a depletion rate of 30ktpm of RoM plus waste development, the probable reserve of 1.11Mt at 3.6g/t (excluding inferred material will support a project for 4years producing 120koz of gold.

Access will be by trackless decline with a footwall haulage layout providing access to the reef. The treatment plant has run at a production rate of 240ktpm and will be modified to handle the much reduced headfeed.

5.2.2 Geological Considerations in Mine Design

The Bonanza Project is complex with respect to both grade and structure. It comprises narrow tabular mineralised units with varying geological and grade continuity, akin to the evaluation of a narrow vein deposit. There will be a need to 'drill for structure' and 'develop for grade'.

- Upper reef
  - Is poorly to moderately developed.
  - The channel width is 20cm to 60cm
  - The middling to intermediate reef varies from 4m to 10m between footwall contacts
- Intermediate reef
  - Moderately developed
  - The channel width is 50cm to 1m
  - The middling is 1m to 2m above the lower reef footwall contact

- Lower reef
  - Moderately developed
  - The channel width is 50cm to 150cm with single or multiple bands of quartzite between the conglomerate layers
  - The upper contact is sometimes difficult to define; lower contact clear on fuchsitic quartzite.

5.2.3 *Mining Geotechnics*

The stope rock stability regime has been benchmarked on Beatrix Mine, using a generic design approach for reefs dipping between 20°and 30° Mining operations are planned on the lower reef at a planned stoping width of 1.0m, with 20% of this mining incorporating the intermediate reef at an increased planned stoping width of 2.5m. At an average stoping width of 2.5m, the planned in stope pillars will need to be increased to dimensions of 6m by 5m in order to maintain the planned panel length of 27m and the regional stability. At the time when the mine study was underway, the impact of the increased stoping width in the pillar design was not taken into account.

In deeper areas where the intermediate and lower reefs are mined as a package, the extraction percentage will reduce to 88% instead of the planned 93% due to increased pillar dimensions or reduced stoping spans. This implies that the lower and intermediate reef reserves should be reduced by up to 1% due to reef that could not be exploited.

Superimposition of pillars is proposed for twin reef mining. SRK concurs with this recommendation.

The pillar calculations should take into account the increased stope width and the in-stope design and installation methodology. It has been suggested that this be done in the next phase of the design to reduce uncertainty as the project proceeds. Certain data used in the regional support designs are assumptions based on industry norms, which will need to be validated using accepted geotechnical engineering techniques in the next phase of the project.

The support recommendations for the rehabilitation and extension of the existing decline and winze portals require a high level of rock engineering input, as these are critical excavations to the success of the mining operation. The support designs must be justified by sound geotechnical investigation of the rock mass properties.

5.2.4 *Mine Planning*

The following modifying parameters or factors have been used for the calculation of the Bonanza ore reserves:

– Geological losses	10%	
– Tonnage factor	104%	
– Ore sterilisation	122,000 tonnes left in pillars	
– Extraction ratio	93%, 3m pillar on a stope dip span of 27m	
– Planned dilution	6%, ASG footwall waste	
– Channel width	Upper reef	20cm to 60cm
	Middling	4m to 10m (FW contact to FW contact)
	Intermediate	50cm to 100cm
	Middling	1m to 2m (FW contact to FW contact)
	Lower reef	50cm to 150cm
– Stoping width	100cm	
– Tramming width	120cm	
– Gold price	R95,000 per kg	
– Working costs	R218/tonne LoM average cost	
– Recovery	94%	
– Mine call factor	90%	

Using the above assumptions the reserve is calculated at 1.11Mt at a grade of 3.6g/t.

The existing mine's economic cut off is assumed to be 1.7g/t. It is claimed that all the delineated stope areas are categorised using this limit that facilitates selection of payable stope panels for mining. The calculated break-even grade is 2.57g/t, applying the above cost, recovery, MCF and price parameters. SRK suggests that a cut-off closer to this grade will need to be applied to ensure that mining of nonpayable material is minimised. With block sampling information, at the time of mining, selectivity may be applied within the stope panel boundaries.

All stope raises will be developed to give access to the reef for sampling. Panels will only be stopped once face sampling has confirmed that the panel grade is below the breakeven grade of 2.57g/t. The 170cmg/t cutoff has been used by Aflease as a guide for stoping areas that are marginal. The face would be stopped when a face grade of 170cmg/t or less is encountered, but will be advanced should face sampling indicate grades in excess of this. Aflease envisages a constant process of re-evaluation of all available faces taking available information into account at the time to guide the production decision.

The 30ktpm production will be hauled to surface on a 30 to 40 min cycle using two 32t trucks. The continuous operations will provide 400hrs monthly utilisation, giving a potential truck capacity of 24ktpm per truck.

5.2.5 *Production Assumptions*

The depletion plan reflects a depletion of the defined reserve.

The argument for the choice of breast mining and the proposed generic stope dimensions, until more site information becomes available, (30m dip length, with 90m ASG), is supported.

As shown in Table 5.1, not all the reefs will be fully depleted. Although there is a paucity of reliable information on the middling between reefs, the mine development study attempted to define those areas where the lower and intermediate reefs can be mined together and to identify those portions of the upper reef, at greater than 10m middling, which can be economically mined independently. Where the middling is expected to be less than 10m the lower reef is mined ahead of the upper reef. There are no cases where the intermediate reef is mined as an entity. It is expected that 20% of the intermediate reef will be mined with the lower reef.

Table 5.1: Bonanza Project – Depletion of underground reserves per reef

Underground Reserves	Material above 170cmg/t cut-off (kt)	Grade (g/t)	Approximate Proportion depleted
Upper reef	405.0	2.6	70%
Intermediate reef	300.0	1.6	20%
Lower reef	626.0	5.3	100%
Bonanza west	72.0	4.6	100%
Total	1,403.0	3.6	

This complexity calls for greater flexibility in mining and is a reason for the accelerated development programme to make sufficient working stope area available for production earlier.

5.2.6 *Production Planning*

The grade distribution of the BUR demands a selective mining approach. The raise lines will be developed from the lower reef infrastructure and boxholes extended from the boxhole positions in the lower reef raise lines. Breasting is expected to be the most efficient mining method, but circumstance may demand the layouts be changed to maximise the extraction of payable ore.

The mine study assumed that production would be generated from 32 stope panels, some 1 000 tonnes per panel per month, 5 being ledged on a monthly basis. Stope face advance is planned at 12m per month. While this advance rate is above industry averages (mostly ultra deep operations), the reef is shallow, ambient temperatures at the working face will be conducive to higher productivity and employee time at the face is expected to be close to 7 hours per shift. The stopes will be accessible via the winzes to surface. Logistics for support materials and people will be more efficient. Due to advanced development, face availability is expected to provide more flexibility in working areas.

The detailed development schedule is directly linked to the stoping production plan. Waste from footwall development is highest in the first two years between 5 and 7ktpm.

5.2.7 *Manpower*

The planned labour efficiency is between 25 and 30m^2/TEC/month. Total complement at steady state is 383 and labour efficiency is 3.4tonnes per manshift, which is considered high for narrow reef mining without employing any contractors.

The resourcing of the production teams has been considered under ideal conditions, which are unlikely to exist, and the leave and relief provision was too low. An increase of manpower resources of 15% to the requirement should be considered.

5.2.8 Development Schedule

The detailed development schedule has been done manually using an Excel spreadsheet. Total development is 9,041m implying a development ratio of 160t/m (1.45Mt milled). This is high if benchmarked against West Rand mines and suggests that the development metres have been understated. The variance has been explained as being due to the multiple reefs that are mined from the same footwall infrastructure, allowing a higher development ratio.

Historical experience of on-reef winzing from surface on the Bonanza reefs has been unsuccessful due to the complex structure and loss of the reef horizon. Additional drilling has allowed better interpretation of the orebody, the fault positions and displacements and established greater confidence in the siting of the access winze development.

The development commitment producing 183.6kt of waste over the LoM is derived using the following advance rates that are considered achievable with the combination of trackless and conventional methods proposed.

– Footwall and decline	60 metres per month (m/month), section 16.8m^2
– Winze and reef drives	20m/month, slower in first two months 6.2m^2
– Raise development	20m/month, section 6.2m^2
– Boxhole development	25m/month, section 2.5m by 2.5m
– Travelling way development	25m/month, section 3m by 1.8m

The development programme is completed in year three.

Contingent development is not specified for substations, latrines, storage areas and passing bays, but is explained as included to the extent that remuck and drilling bays can later be used for these services. One could expect the need for between 5% and 10% additional development, mostly on reef, to account for re-raising on geological discontinuities or where negotiating non-pay areas.

5.2.9 Ventilation

The fact that the trucking operation and all logistics services are in the intake airways is considered a moderate risk. Consideration to providing a separate intake airway for the stoping operations is recommended.

The intermediate reefs will be mined from the lower reef plane where the middling is less than a metre. The upper reef will be accessed by extending the lower reef travelling way and the ventilation split to the two reef horizons with air volumes being regulated at the top of the stopes and winze outlets. The volume of 120m3/s (or 4m3/s per 1000t of monthly capacity) is adequate for this duty.

5.2.10 Operating Costs

The average LoM cost is calculated at R218/t. A breakdown of costs into cost elements of labour, spares, consumables and services and overheads is suggested.

This cost is optimistic considering the multi reef complexity and low production tonnage and when benchmarked against the costs of shallow narrow reef mines, notwithstanding that Afrikander Leases runs efficient cost control management.

SRK has identified the need for additional development and additional manpower, impacting on total operating costs by 0.5% and 2% respectively. SRK has also not found any contingent provisions included in the working cost estimates. A 7% factor is suggested for this level of study. Accordingly, SRK has increased the average LoM cost by 9.5% to R239/t average LoM cost. Sensitivity analyses will show the benefit of achieving lower operating costs.

5.3 Modder East

5.3.1 Project Description

Aflease's instructions for the mine development study were for a mine design, appropriate to the short life and limited size of the resource with accelerated development and where possible to consider the application of second hand capital equipment and minimal operating and capital investment and requiring accelerated development.

The Modder East project proposal is to exploit a Witwatersrand-type orebody on the shallow dipping Black Reef at depths of between 250m and 300m. The ore reserve is 4.6Mt at a grade of 5.2g/t.

Access will be by trackless decline with a footwall haulage layout providing access to the reef. The life of the project at a depletion rate of 60ktpm of RoM plus waste development is expected to be 6.4 years producing 23,059kg of gold.

5.3.2 *Mine Geotechnics*

Modder East and UC prospect areas are located on the East Rand, south of the N12 Witbank highway (see Figure 2.3). The underground pillar layout and design is based on a rigid pillar system according to industry standards and no surface subsidence in the vicinity of any surface structures, particularly the Spoornet railway lines, is anticipated.

The geotechnical conditions at the depth of 300m in the Black reef are considered good with design criteria specifying acceptable stope spans and pillar dimensions to provide the necessary regional stability. The planned panel span of 25m is acceptable, but needs to be justified using accepted geotechnical engineering techniques. The planned pillar layout uses 6 by 3m pillars separated by 2m holings on the down dip side of the advance strike gullies, giving a 92.5% extraction. Footwall development shows a line of in-stope grid pillars directly above the footwall drive. Although the planned middling is 25m, SRK is concerned that excessive stress concentration on the footwall drive may result in scaling under poor ground conditions. Pre-stressed stick support is considered adequate for support within the stope. Review of the support design criteria and the publishing of a Code of Practice for the mine will be necessary on excavation exposure.

The mine study proposed a Y-legged ore pass design, with a 60° angle between the Y legs, for handling ore from reef horizon to the footwall tramming. The proposed design should remain stable for the life of the ore pass. However, possible failure of the wedge between the two ore passes could occur, due to scaling of the ore passes, poor ground conditions and abnormal geological structures.

The support recommendations for the open cut and decline design require a high level of rock engineering input, as these are critical excavations to the success of the mining operation. The support designs must be justified by sound geotechnical investigation of the rock mass properties, although no foreseen problems can be expected. This design will need to be re-evaluated once the surface geotechnical holes have been completed and assessed. SRK concurs with the tendon support design method for the decline, passing bays, excavation intersections and footwall development.

Certain data used in the support designs are based on limited geotechnical information or industry norms, which will need to be validated using accepted geotechnical engineering techniques in the nest phase of the project.

With the Black Reef overlain by dolomites, the risk of water inundation must remain a risk to mining and demands constant vigilance notwithstanding that the boreholes drilled for valuation purposes did not intersect large quantities of water. In mitigation, it was reported that mines in the area of Modder East, in the East Rand Basin have been dewatered to 750m, depressing the local water table to below the mining elevation of the Black Reef. A water study has been planned for the feasibility phase of the project.

5.3.3 *Mine Planning*

The following modifying parameters or factors have been used for the calculation of the Modder East ore reserves:

– Channel width	35cm to 60cm
– Stoping width	100cm
– Tramming width	108cm
– Gold price	R95,000 per kg
– Working costs	R162 per tonne, average LoM cost, unescalated
– Recovery	90%
– Mine call factor	90%

Using the above assumptions the reserve is calculated at 4.6Mt at a RoM grade of 5.2g/t.

The economic cut-off has been assumed in the mine development study to be 2.24 g/t (as compared to the calculated breakeven grade using the above parameters of 1.97g/t). It is claimed that all the delineated stope areas are categorised above this limit and no selective mining within the stope panels is anticipated within the specific stope geometry.

Upside potential exists due to the proximity of sub outcrops of the Kimberley reefs. The UK9 reef has been mined elsewhere on the East Rand.

5.3.4 *Production Assumptions*

To account for variation in the dilution and geological losses, adjustments have been made to the expected tonnage and grade of RoM. These assumptions are reasonable at this stage of the study and deliver a reserve of 4.6Mt at a RoM grade of 5.2g/t.

5.3.5 *Production Planning*

Production is generated from 45 stope panels, 9 being ledged on a monthly basis. Replacement development of 230m waste and 122m on the ore horizon is part of the monthly work pattern. Detailed calculations of the development advance in all tunnel configurations and profiles were made. The planned mining and development rate is generation of ore tonnage is 60ktpm and 11ktpm of ore and waste respectively.

5.3.6 *Manpower*

Labour complements have been defined for the development and operational phase. Labour rates were provided by the client and could be considered low in the range of salaries paid in the industry. The production complement is 357 total on mine, of which 100 are plant personnel.

For the production rate of 60ktpm ore, this implies a labour productivity of about 2.7tonnes/manshift, which is above the benchmark range for shallow narrow reef mines. Aflease has indicated that this is achieved by outsourcing certain non-critical functions.

Labour costs comprise 29% to 30% of the total operating cost. This is considered low when benchmarked against industry norms where a proportion is closer to 50% for conventional operations and 40 % for those that are more mechanised.

The resourcing of the production teams has been considered under ideal conditions, which are unlikely to exist, and excluded any leave or relief provision. An increase of manpower resources of 15% to the requirement should be considered.

5.3.7 *Development Schedule*

The development and stoping schedules have been integrated using Mine2-4D software.

The steady state development commitment to produce about 11ktpm of waste is derived from:

- Footwall development: 176 m/month, section $18m^2$
- Raise development: 122m/month, section $6.2\ m^2$
- Boxhole development: 25m/month, section, 2.5m by 2.5m
- Travelling way development: 30m/month, section 3m by 1.8m.

Contingent development is unaccounted for substations, latrines, storage areas and passing bays, which may add another 5% to the development in waste.

The development schedule is considered to be achievable considering the forecast rock conditions and trackless ground handling system.

5.3.8 *Ventilation*

The trucking operation and all logistics services are in intake airways. This is considered a moderate risk. It is noted that a separate intake airway for the stoping operations is provided by an auxiliary intake airway.

Special operating procedures should be compiled for the handling of fires in the decline and footwall haulages.

4.3.9 *Equipment selection*

The cross section of the decline was designed to accommodate 30t haul trucks. With an increased number of haul trucks, a tramming capacity of up to 100ktpm should be possible.

The development rigs and LHD's are matched for the application.

5.3.10 *Operating Costs*

The average LoM cost is quoted at R162 per tonne ore. It is suggested that this cost is optimistic when benchmarked against the costs of similar narrow reef mines, notwithstanding that Aflease runs efficient cost control management.

It would be advantageous to have some benchmarking evidence of equivalent mines with similar low operating costs, even though the zero based costing was done assuming reasonable consumable consumption levels. From discussion with Aflease management, it appears that the labour costs could be understated. Current salaries are estimated at R1,650/month whereas industry norms for similar skills are closer to R2,200/month.

SRK has identified the need for additional development and manpower. SRK has also not found any contingent provisions included in the working cost estimates. . A 7% factor is suggested for this level of study. Accordingly, SRK has increased the average LoM cost by 13.0% to R183t RoM ore average LoM cost.

Sensitivity analyses will show the benefit of achieving lower operating costs.

5.4 SRK Comments

5.4.1 Bonanza Project

The Bonanza Mine Study and Implementation Report highlights the potential of the Bonanza Reefs.

The report that has been reviewed by SRK does not claim to be at the pre-feasibility level of confidence in all areas. SRK is satisfied that sufficient work in the mine design and mining capital infrastructure has been done to give confidence at a nominal level of accuracy of −10% +20%.

No substantial design feature or omission has been identified in the review that could pose a fatal flaw or cause significant underachievement of the project and production targets. The only area of concern is the pillar design in the higher stoping width areas with the reduced extraction percentage.

The operating cost is aggressive when compared to industry norms. Due to additional labour and development requirements and lack of contingencies, SRK has increased the average LoM cost by 9.5% to R239/t RoM ore.

The greatest area of risk is considered to be the estimate of exploitable reserves.

5.4.2 Modder East

The risk assessment has adequately addressed the identification of possible hazards within the design, the probability of occurrence and the anticipated severity or consequence.

The selection of the mining method and infrastructure access proposal is appropriate for the size and depth of the mineable reserves. SRK is satisfied that sufficient work in the mine design and mining capital infrastructure has been done to give confidence at a nominal level of accuracy of -10% +20%. To improve the confidence level, benchmarking of the proposed operation is recommended with other similar operations.

The forecast operating costs are considered optimistic when benchmarked against other shallow narrow reef mines. Due to additional labour and development requirements and lack of contingencies, SRK has increased the average LoM cost by 13.0% to R183/t RoM ore.

No fatal flaws in the mine design and geotechnical considerations have been identified in the review that could materially impact on the implementation of the project.

6. MINERAL PROCESSING

6.1 Introduction

The Afrikander Lease (Aflease) has completed pre-feasibility studies for two projects in South Africa, the Bonanza project near Klerksdorp and the Modder East project near Johannesburg. This section includes discussion and comment on the mineral processing aspects associated with the two projects. Specifically, detail and comment is given on the process metallurgy and process engineering aspects relating to plant capacity, metallurgical performance, capital costs and process operating costs as incorporated in current LoM plans.

6.2 Processing Facilities

Aflease commissioned an opencast and heap leach operation near Klerksdorp in 1999 and operated this until 2003. Previously stacked heaps were being relocated and irrigated again, with gold being recovered via the existing carbon in solution (CIS) plant and elution facility. In June 2003, a new 230ktpm carbon in leach plant (Afrikander Plant) was commissioned. Due to uneconomic feed grades, this plant only operated for six months before being mothballed in December 2003.

Aflease now proposes to re-commission the Afrikander Plant, albeit at lower rates of throughput, to meet the processing requirements of the Bonanza project.

The Modder East project envisages the construction of a new carbon in leach (CIL) plant on the East Rand to process Black Reef ore.

6.3 Afrikander Plant (Bonanza Project)

6.3.1 Process Description

The existing Afrikander Plant comprises four-stage crushing, open circuit primary ball milling, closed circuit secondary ball milling, gravity concentration, CIL adsorption, elution, electrowinning and smelting. The schematic flowsheet is shown in Figure 6.1.

The Afrikander Plant was designed to treat 230ktpm. The Bonanza project however, only envisages the processing of 30ktpm. In order to achieve this significantly reduced throughput, certain equipment will be not be utilised and parts of the process will run on a semi-continuous basis. Thus quaternary impact crushing will be excluded from the circuit, the primary ball mill will be bypassed, only one of the two closed circuit secondary ball mills will operate and two of the five CIL tanks will be bypassed. Furthermore, the crushing circuit will be run for approximately five hours per day on weekdays only and the mill will run at night for six days per week. In addition it will be necessary to dewater the milled product ahead of leaching and this will require the installation of a new cyclone densification circuit. These operating schedules and process modifications should allow reduced throughput to be treated with reasonable process and cost efficiency.

6.3.2 Metallurgical Recovery

Limited test work conducted by Lakefield Research on Bonanza underground ore during 2002 indicated a gravity gold recovery of approximately 27% and leach recovery on the gravity tail of about 90%, yielding an overall recovery of approximately 93%. It should be cautioned that this test work was on a single composite sample and that gold accountability was not good. Underground ore was subsequently processed through the plant in a bulk batch during each of September and October of 2003. Overall recoveries for these months were 92.4% and 92.6% respectively on very low head grades. On the respective days that the bulk batches of underground ore were processed, recoveries approaching 94% were reported. On this basis, the projected recovery of 94% on higher feed grades should be achievable.

Being relatively new and unused, the Afrikander Plant is generally in good condition, both mechanically and structurally and should meet LoM requirements.

6.3.3 Sampling, Analysis and Gold Accounting

The Afrikander Plant employed fairly standard sampling, sample preparation and metal accounting practices and these will continue to be used. A belt weightometer installed on the primary mill feed belt will serve as the principal measurement of plant feed tonnage. The mill feed will be automatically sampled using a hammer sampler. Daily gold content of the mill feed will be determined as the weighted average of shift tonnage and mill feed belt grade. Thickener underflow will be manually sampled ahead the CIL for control purposes. Gravity gold content will be determined from separate smelts. Final residue will be automatically sampled with gold content in the residue being determined as the product of the residue grade and the mill feed tonnage. Plant head grade will be back calculated as the sum of gold recovered and residue content as a check.

The analytical service will be outsourced to an independent entity that will utilise the on site laboratory. Gold analysis will be by fire assay with gravimetric finish.

6.3.4 Operating Costs

Operating costs for the Afrikander Plant operating at 30ktpm are summarised in Table 6.1.

Table 6.1: Afrikander Plant Operating Cost Estimate

Component	Unit Cost (R/t)
Salaries & Wages	13.37
Stores & Materials	17.50
Maintenance	8.09
Power	4.90
Other	3.23
Total Afrikander Plant Cost	**47.09**

Operating cost estimates have been zero based. Labour structure and rates have been based on existing operations as have reagent and power consumption estimates and unit costs. As such, these are seen to be reasonable.

6.4 Modder East Plant

6.4.1 Process Description

The Modder East plant will comprise a single stage semi autogenous (SAG) mill, operating in closed circuit, with hydrocyclones, gravity concentration, CIL adsorption, elution, electrowinning and smelting. The schematic flowsheet is shown in Figure 6.2.

The plant will have a design capacity of 60ktpm to match LoM requirements.

6.4.2 Metallurgical Recovery

Bottle roll dissolution tests have recently been conducted on samples extracted from operating Black Reef stopes on the adjacent Grootvlei No. 8 Shaft operated by Petrex (Pty) Ltd ("Petrex"). Fifteen channel samples were cut down the total stope width including both mineralised reef and waste. Interpretation of the results was complicated because sample head grades ranged from 3g/t to 35g/t, with most being higher than anticipated plant feed grades. The following observations are however of relevance:

- The results confirm the presence of very strong preg robbers in the Black Reef ore, with average dissolution of 97% in the presence of new activated carbon and 69% in the absence of activated carbon.
- There is no obvious relationship between head and residue grade and significantly more work would be required to determine such a relationship with any confidence. On average though a final residue of 0.33g/t was observed.
- In view of the anticipated plant feed grade, samples with head grades below 8g/t were separated out. In the presence of new activated carbon, these yielded an average head and residue grade of 4.27g/t and 0.33g/t for an average recovery of 92%.
- Operating experience at Petrex indicates that actual plant recovery on Black Reef is approximately 98% of that found in laboratory bottle roll tests, with an indicated plant recovery of 88%. This is probably due to the inability of partly fouled plant carbon to counter the affect of preg robbers to the same extent as new carbon used in laboratory testing.

Considering both the test results and Petrex experience, it would seem reasonable to assume 90% recovery for evaluation purposes.

6.4.3 Sampling, Analysis and Gold Accounting

Metal accounting procedures for Modder East have not been finalised but determination of head grade will be more difficult than at the Afrikander Plant due to the difficulty of taking representative samples from the coarse SAG mill feed. The inclusion of gravity concentration in the milling circuit will also preclude the use of thickened pulp as a direct measure of plant feed grade. Typically in such instances the head grade is back calculated from the pulp grade plus gravity gold recovered.

The analytical service is likely to be outsourced to the same independent entity as Afrikander as its main laboratory is on the East Rand.

6.4.4 Operating Costs

Operating costs for the Modder East Plant were initially based on a 45ktpm operation and have since been adjusted on the basis of assumed fixed and variable costs to allow for an increase to 60ktpm as summarised in Table 6.2.

Table 6.2: Modder East Operating Cost Estimate

Component	Unit Cost (R/t)
Salaries & Wages	8.31
Stores & Materials	8.37
Maintenance	5.49
Power	7.21
Other	2.88
Total Modder East Plant Cost	**32.26**

Operating costs estimates have been zero based. In the absence of comprehensive metallurgical test results and detailed design, typical Witwatersrand operating parameters have been assumed where necessary.

6.5 Gold Lock Up

There are two aspects to gold lock up that need to be considered. Firstly any change in the in-plant gold inventory and secondly the recovery of lock up gold when the plants are finally closed and cleaned up.

Being new or re-commissioned projects, both will accumulate in-plant gold inventory on start up and this will only be released with plant closure. This will fluctuate during operation but typically might average 30kg at the envisaged scale and mode of operation.

Traditionally on final closure and clean up, South African plants have yielded between 0.04% and 0.40% of the total gold produced through the plant during its life. Due to the relatively short life of the Aflease projects this is considered to be immaterial and has not been considered.

6.6 SRK Comments

6.6.1 Afrikander Plant (Bonanza Project)

In order to allow 30ktpm to be processed through the 230ktpm Afrikander Plant, certain equipment will not be utilised and parts of the process will run on a semi-continuous basis. The proposed operating schedules and process modifications should allow reduced throughput to be treated with reasonable process and cost efficiency.

Whilst only limited bench scale testwork has been undertaken, laboratory and plant trial results indicate that a recovery of 94% should be achievable on the projected feed grades.

The capital cost of modifying the plant to treat the lower proposed throughput has been estimated at R5million. This is an order of magnitude estimate and further detailed engineering is required to improve its accuracy.

Plant operating costs have been estimated at R47/t that is considered to be realistic for the proposed scale of operation.

6.6.2 Modder East

The Modder East project envisages the construction of a new carbon in leach (CIL) plant on the East Rand to process Black Reef ore. The proposed design capacity of 60ktpm matches the LOM requirements.

Limited bottle roll dissolution tests were conducted on samples extracted from operating Black Reef stopes on the adjacent Grootvlei No. 8 Shaft operated by Petrex. Further testwork is recommended but considering both the test results and Petrex experience, it would seem reasonable to assume 90% recovery for evaluation purposes.

The capital cost of the Modder East Plant has been estimated at R56.5million. This is an order of magnitude estimate and further detailed engineering is required to improve its accuracy. The estimate is also subject to the availability of a second hand SAG mill that needs to be sourced.

Plant operating costs have been estimated at R32/t that is considered to be realistic for the proposed scale of operation.

Figure 6.1: Aflease – schematic process flow diagram for the Bonanza project



Figure 6.2: Aflease – schematic process flow diagram for Modder East



7. TAILINGS MANAGEMENT

7.1 Introduction

This section includes discussion and comment on the tailings engineering aspects associated with the Gold Projects. Site-specific issues are summarised below.

7.2 Overview of the Tailings Facilities

7.2.1 Bonanza Project

The following summarises all the findings regarding to the tailings dam facility for the Bonanza operation.

The tailings product will be disposed by means of spigotting, utilising an upstream deposition method of construction. An existing tailings dam will be used for this operation.

The former operation deposited the tailings on a facility designed to accommodate 250ktpm over an expected life of 10 years. The total footprint area of the existing dam is 79.5ha.

The current operation is planning to dispose 30ktpm over a period of 5 years. Therefore, the existing dam will have sufficient capacity to provide safe disposal of the slimes.

If the entire surface area of the dam was to be used for the disposal of the planned tonnages, the rate of rise would not be higher than 0.5m per year, which is far less than the accepted maximum for upstream construction (2.5 – 3.0m per year). Over the projected operational life for the Bonanza project, the height will only increase by 2.5m to a total height of approximately 10m, well less than the design height of 30m.

As the current plan contemplates smaller tonnages, it is expected that the existing facility will suffice for the disposal of the slimes.

7.2.2 *Modder East*

The following summarises all the findings regarding to the tailings dam facility ("TDF") for the Modder East project.

The tailings product will be disposed by means of spigotting, utilising an upstream deposition method of construction.

Some existing tailings dams around the project area have been abandoned. Thus, the re-commissioning of an existing dam is a viable alternative to the construction of a new TDF.

Either way, the TDF has to be designed considering the following parameters:

- The rate of rise (RoR) not to exceed 2.0 – 2.5m/yr,
- The deposition rate will be 60,000 tonne/month,
- The expected LoM is 5-7 years,
- The maximum height of the dam should be less than 30m,
- The side slopes have to be less than 1:3,
- The berm slopes should be restricted to less than 1:1.5,
- The decanting system should be sufficient to drawdown the 1:50yr storm in 72 hours,
- At all times, the freeboard should remain at 0.8m from the penstock intake point to the perimeter berm.

Several options have been identified to site the TDF. However, the primary area considered for development lies within the boundaries of the mineral rights area that NKGM owns presently. The areas considered are as follows:

An abandoned tailings dump, approximately 40ha in extent, located immediately to the southeast of the mineral rights area north of the R555 regional road.

The three dams/dumps of Grootvlei (Pty) Mines Ltd, which form their TDF. Spare capacity may be available which could be utilised.

The East Daggafontein Operations of ERGO have been terminated. Even though their TDF is being closed, significant capacity remains on this welldeveloped facility for further deposition.

The description of the conceptual engineering for the TDF corresponds to a typical arrangement for gold tailings disposal and meets the actual regulations of safety and stability, in terms of slope geometry, decanting facilities, under-drainage, and rate of raise.

The operational cost on a monthly basis was calculated to be R37,500 and covers the necessary labour and supervision for a normal operation of a gold tailings facility.

These costs exclude allowances for additional studies to discard dolomitic formations underlying the new TDF, all pipework, pumpstations and civil work related from and to the plant. They exclude also compilation of further documentation i.e. Mandatory Code of Practice required by the Department of Minerals and Energy, and any closure phase expense, as design and rehabilitation works needed once the life of mine is ending.

7.3 SRK Comments

As the current plan for the Bonanza project contemplates smaller tonnages, it is expected that the existing facility will suffice for the disposal of the slimes.

The description of the conceptual engineering for the TDF for Modder East corresponds to a typical arrangement for gold tailings disposal and meets the actual regulations of safety and stability, in terms of slope geometry, decanting facilities, under-drainage, and rate of raise.

8. ENGINEERING INFRASTRUCTURE AND CAPITAL PROJECTS

8.1 Introduction

This section includes discussion and comment on the infrastructure and related aspects of the Gold Projects. Specifically, detail and comment is focused on the capital expenditure programmes necessary for execution of the LoM plans.

8.2 Bonanza Project

Primary access to the underground operations will be by trackless decline, with a footwall haulage layout providing access to the reef. The access proposal is to slipe the existing decline and extend it to a vertical depth of 270 m.

The treatment plant will be modified to handle the muchreduced headfeed of 30ktpm.

All service columns and cables will be installed in the ramp. It is suggested that alternative routing be reconsidered. If the services are to remain in the decline then it is suggested that the suspension of all pipes and power cables should be above the impact line of the mobile equipment.

Sufficient detail has been done at this level of estimate for the required services.

Road access to the site is via the regional road connecting Klerksdorp to Hartebeesfontein.

Power to the site will be drawn from the existing Bonanza decline (2MVA) and the KV Dicks supply, which will be increased to 3MVA. An application has been submitted to Eskom to increase this supply.

Water for production use will be primarily recycled water, with make up water sourced from groundwater supplies.

Table 8.1 gives the projected capital expenditure estimates for the Bonanza project in 1 January 2004 money terms, split into project and ongoing capital requirements. The capital estimate for the process plant should be regarded as an order of magnitude estimate only, as little detailed engineering has been completed. Due to the short life nature of the operation, no ongoing capital provision has been included.

Table 8.1: Bonanza Project: capital expenditure estimates

Capital Item		Project Capital	Ongoing Capital	Total Capital requirements
Shafts & Inclines	(R'000)	3,632		3,632
Access Development	(R'000)	270		270
Ventilation	(R'000)	391		391
Underground Services	(R'000)	8,143		8,143
Mining Equipment	(R'000)	11,104		11,104
Process Plant	(R'000)	5,000		5,000
Surface Services	(R'000)	3,406		3,406
Operating Capital, capitalised expenses	(R'000)	23,352		23,352
EPCM	(R'000)	886		886
Contingencies	(R'000)	6,290		6,290
Total Bonanza Project	**(R'000)**	**62,475**	**–**	**62,475**

8.3 Modder East

Access is provided into the higher-grade central region of the orebody with a single trackless ramp. This offers greater flexibility and less waste development metres than with conventional shaft and horizontal tracked haulage. The ramp system also offers earlier access to the high grade ore, future access to the Kimberley reefs, and the ability to track the reef horizon which varies in elevation by about 50m over the mining area of interest.

This ramp is also the arterial for all services. To avoid congestion of traffic in the ramp, rock-hauling operations will be scheduled with material requirements and equipment and personnel movement.

To avoid damage to the pipes suspension of all service columns and power cables should not be below the upper impact line of any mobile equipment.

Capital costs have been estimated at the appropriate level with the back up of budget quotes from major equipment suppliers

Road access to the site will be via regional tarred roads connecting Daveyton, Boksburg and Cowles Dam.

An established **power** network exists in the area and the study assumed a 2kV supply would be available from Eskom within 2km of the site. An installed electrical capacity of 8MVA will be required. Capital costs estimates in the study assumed a mix of new and second hand switchgear and transformers

The study assumed that a **water** connection could be established with the Rand Water Board within a 1.5km radius of the surface infrastructure. This will provide potable and make-up water .

Table 8.2 gives the projected capital expenditure estimates for the Modder East project in 1 January 2004 money terms, split into project and ongoing capital requirements. The CIL plant is rated at 60ktpm.

Table 8.2: Modder East: capital expenditure estimates

Capital Item		Project Capital	Ongoing Capital	Total Capital requirements
Surface infrastructure	(R'000)	40,272	37,115	77,387
Ramp Development	(R'000)	67,280	–	67,280
Underground equipment	(R'000)	22,076	14,748	36,824
Process Plant	(R'000)	56,507	–	56,507
Tailings dam	(R'000)	Included in plant	–	–
Surface Services & Sundry	(R'000)	5,502	–	5,502
EPCM	(R'000)	8,534	2,077	10,611
Contingencies	(R'000)	23,993	6,594	30,587
Total Modder East	**(R'000)**	**224,264**	**60,534**	**284,698**

This estimate was derived on the basis of a 45ktpm plant and then factored to 60ktpm. It is comparable with similar industry equivalents but is an order of magnitude estimate only as detailed engineering has yet to be undertaken. The estimate is also subject to the availability of a second hand SAG mill as it has been assumed that this would be purchased at R6.5m as opposed to R15.0m for a new mill.

As construction costs for tailings dams are very sensitive to the footprint of the impoundment, location from plant, land rights, and other site related issues, the costing presented is based on the assumption that a new facility will be constructed within the available area.

9. HUMAN RESOURCES

9.1 Introduction

This section includes discussion and comment on the human resources related aspects associated with the Gold Projects. Specifically, information as provided by Aflease is included on the current organisational structures and operational management, recruitment, training, productivity initiatives and remuneration policies, industrial relations and productivity projections.

9.2 Legislation

Various regulatory authorities, in addition to mining and labour codes, govern labour legislation in South Africa. In general these are well established and in conjunction with Aflease's operating policies form the cornerstone of human resource management.

During 1999, many changes and initiatives took effect, primarily in response to the recently promulgated provisions of South African labour legislation. The Labour Relations Act regulates the relationship between employees and trade unions, establishes dispute resolution mechanisms, promotes collective bargaining and protects employees from unfair dismissal. Separation may be carried out on the basis of genuine economic, technological, structural or similar needs of an employer. Consultation, with full disclosure of relevant information, is required with trade unions prior to employers effecting separation programmes. The other major statutes in force in South Africa are:

- The Basic Conditions of Employment Act, which prescribes minimum conditions of employment, excluding wages;

- The Occupational Diseases in the Mines and Work Act;
- The Compensation of Occupational Injury and Diseases Act, which provides a mechanism for compensating employees who have been incapacitated as a result of injury or disease arising from the performance of work;
- The Occupational Health and Safety Act and Mine Health and Safety Act, which impose a duty on employers to provide a safe and healthy working environment;
- The Employment Equity Act, which prohibits unfair discrimination and places an obligation on employers to implement affirmative action measures. In this instance Employment Equity forums have been established with all unions in an effort not only to give effect to the Employment Equity Act, but also to address, through appropriate policies and procedures, the total development of human resources; and
- The Skills Development Act, which seeks to enable the development of the skills of the local workforce. Through a process of negotiation with regulatory authorities and representative bodies, including organised labour, mine management has initiated various programmes to ensure compliance with the various regulatory statutes. Aflease has informed SRK that, with respect to the revised legislation, the Gold Projects are materially compliant and that pro-active involvement to seek appropriate exemptions through a negotiated process will be pursued.

9.3 Organisational Structures and Operational Management

SRK has examined the proposed organisational structure and operational management for the Gold Projects. SRK is satisfied that the proposed structure, management and levels of technically qualified and experienced personnel in senior production and group support functions will be appropriate for the successful operation of the Gold Projects.

Key management personnel that Aflease will use at the Gold Projects are described below:

Bruce Jones, PrEng, CEng, BSc(Hons) (Mining), SA Mine Managers Certificate of Competency, FSAIMM, MIMMM – *Technical Director*

Bruce is a mining engineer who has extensive and broad executive, project, production and technical experience in a wide range of mining environments in Africa, Australia and the United Kingdom. Bruce was employed by Gold Fields of South Africa and has served in numerous senior management roles. Bruce was Chief Operating Officer of Aflease since April 2003 and is currently Technical Director.

Rubin Slabbert, SA Mine Managers Certificate – *Mine Manager (Bonanza Project)*

Rubin has a wealth of experience in underground mining. Rubin's career started at Loraine Gold Mine in 1976 from where he moved to FSC Gold mines and became Mine Overseer before moving to St Helena. Rubin was the Mine Manager at St Helena Mine and joined Aflease in February 2003.

Jost Barenberg, BScEng (Mining), SA Mine Manager's Certificate of Competency – *Project Manager and Mine Manager, Modder East*

Jost has extensive mining experience, having worked on base metals (Tsumeb), deep level gold (West Driefontein), Kloof and Beatrix) and opencast gold (Tarkwa-Ghana) mines as Mine Manager. Prior to joining Aflease in November 2003, he had been a Mine General Manager and Project manager with Gold Fields.

Mike Nell, NHDT (Extractive Metallurgy), MDP – *Group Metallurgist*

Mike is a metallurgist with extensive experience in the design, commissioning, operation and management of gold, platinum and diamond operations for the past 24 years. Mike joined Aflease in February 2003 and was involved with the commissioning, operation and mothballing of the plant at Rietkuil Mine.

André Badenhorst, NHD (Mine Survey), Government Certificate in Surveying – *Mineral Resource Manager and Chief Surveyor*

André has 23 years experience in gold and platinum mining and has specific experience in the valuation of gold deposits on the Witwatersrand. André has been with Aflease since June 2003.

Henk Gouws, PrEng, BIng (Mechanical), Government Certificate of Competency (Mechanical Engineer) – *Project Engineer (Modder East)*

Henk has extensive plant and production experience with Iscor in Sishen. Henk joined Aflease in August 2003 and was the Plant Engineer at Rietkuil Mining.

Shepherd Kadzviti, MSc, MIMMM – *Senior Geologist*

Shepherd was previously employed at Renco Mine (Zimbabwe) where he started as a Geologist and later became Mine Manager. Shepherd has extensive geological experience and researched and lectured at the University of the Witwatersrand. Shepherd joined Aflease in October 2003.

Elandré Bester, BCom, LLB, Advocate of the High Court of South Africa – *Group Human Resources Manager*

Elandré practised as an advocate and was a member of the Cape Bar, whereafter he consulted extensively as a labour and human resources specialist. Elandré joined Aflease in September.

John de Wet, NHD (Civil), MDP, Adv Dip (Proj Management) – *Projects Manager*

John has extensive project management experience in civil and production engineering and in the Mining industry. John was involved as Project Manager for Eskom enterprises and has been with Aflease since May 2003.

Riaan Grobler, BCom, ND (Int Marketing) – *Financial Manager (Bonanza)*

Riaan started his career in banking whereafter he soon moved on to Harmony where he was an accountant and then moved to his current position with Aflease in July 2003.

André van Wyk, BCom, Dip Pers Management – *Financial Manager (Modder East)*

André has 22 years experience in all facets of mining. André started his career as a production worker with Harmony, completed a learnership and became a Shift Boss. André was promoted to HR Officer and later shaft accountant. André ended his career with Harmony as a Group Cost Accountant and has been with Aflease since July 2003.

Eghard Voight, BA, Certificates in Environment, Law & Administration – *Group Environmental Manager*

Eghard spent 16 years in the Mining Rights and Environmental Management sections of the DME, both at Head Office and in the Regions. Eghard worked as an environmental consultant to a number of companies and joined Aflease in August 2003.

Johan van Niekerk, MITTB, NHD (Mechanical), N5, Government Certificate of Competency (Mechanical, Mines and Works)– *Operations Engineer (Rietkuil)*

Johan spent most of his working life on mines owned by Anglo Gold and Anglo Vaal. He joined Aflease in July 2003.

9.4 Recruitment, Training, Productivity Initiatives and Remuneration Policies

Recruitment, training, productivity initiatives and remuneration policies are, in general, typical of operating practices and strategies as implemented within the South African mining industry.

- **Training:** Training initiatives have focused on the development of both technical and managerial skills of senior and middle management. At the operational level, training initiatives include mine managements commitment to the Adult Basic Education and Training ("ABET") initiatives;
- **Productivity initiatives:** Management continually reviews and implements various productivity initiatives which reflect the operational conditions and remuneration policies within the individual labour markets; and
- **Remuneration policies:** Levels generally comply with industry-wide salary scales. In addition to basic components, employees receive additional entitlements, which are related to accommodation and medical and employee benefit plans in the form of pension/provident schemes.

9.5 HR and Industrial Relations Policies

Aflease has a comprehensive set of conditions of service, which includes and covers the entire HR and IR spheres. The Company's IR Policies and Plans are also found in its HR Policies and cover aspects related to:

Recognition Agreement NUM

Employment Equity Plan

Trade Union Policy

Disciplinary Code and Procedure

Grievance Procedure

10. HEALTH AND SAFETY

10.1 Introduction

This section includes discussion and comment on the safety and health related aspects associated with the Gold Projects. Current and historical health and safety statistics are presented with discussion on the more significant measures in progress to deal with identified risks.

10.2 Legislation

Health and safety in South Africa is governed by various regulatory bodies and mining and labour legislation. In general these are well established and, in conjunction with management's operating policies, form the cornerstone of health and safety management. Key legislation changes as noted in South Africa are summarised below.

Following publication of the Leon Commission Report in 1994 all aspects of health and safety on mines is governed by the Mine Health and Safety Act No. 29 of 1996 ("the Mine Health and Safety Act") which came into effect on January 15, 1997. The Mine Health and Safety Act was the result of intensive discussion and consultations between Government, employers and employee representatives over an extended period of time and, whilst leaving room for self-regulation, also provides for strict control by Government. In complying with the Mine Health and Safety Act, mine management has established risk management and medical surveillance systems in addition to the health and safety committees to which workplace representatives have been elected. In summary this provides for various health and safety measures and provides for employee participation in these matters with stated objectives, *inter alia:*

- To protect the health and safety of persons at operations;
- To require employers and employees to identify hazards and eliminate, control and minimise the risks relating to health and safety at operations;
- To ensure compliance with both domestic and international law and regulations on health and safety at operations;
- To provide for employee participation in matters of health and safety through health and safety representatives and health and safety committees at operations;
- To provide for effective monitoring of health and safety and working conditions at operations;
- To provide for enforcement of health and safety measures at operations;
- To provide for investigations and inquiries to improve health and safety at operations;
- To promote: – a health and safety culture and training in health and safety in the mining industry; and
- Co-operation and consultation on health and safety between the regulatory bodies, employers, employees and their representatives.

10.3 Health and Safety Management

Health and safety management of the Gold Projects will be focused on the development of company wide health and safety policies, taking cognisance of the legislation and regulatory environment. Aflease plans to implement a complete safety, health, environment and quality ("SHEQ") system, so as to achieve its priority objective of providing a safe and healthy working environment for its employees. Full-time and part-time safety representatives will be employed at all the Gold Projects. Internal audits of the SHEQ systems will be undertaken on a regular basis.

Primary health care facilities are available from state clinics in Klerksdorp and Boksburg, which will manage minor ailments and on-duty injuries. Aflease has a system to monitor chronic illnesses and undertakes medical screening of employees.

Aflease has an HIV/AIDS and life threatening disease policy in place and conducts regular HIV/AIDS education and prevention programmes.

10.4 Future Considerations

The Gold Projects will continue to be exposed to commonplace operational hazards such as water, dust, fire, heat, explosions, occupational hygiene issues and materials handling and transportation. Increased vigilance and focus is required in respect to the potential impacts of HIV/AIDS on the labour force, should the present rate of industry-wide infection not be curtailed.

11. ENVIRONMENTAL

11.1 Introduction

The following section includes discussion and comment on the environmental management aspects of the Gold Projects. Specifically, detail and comment is included on the status of the environmental issues, environmental legislation and permitting, environmental management systems and environmental liabilities.

With the exception of legislation, which is applicable for all sites, these aspects are discussed under the heading of each Asset. For the purposes of this study, the criteria used for assessment purposes are those required by South African legislation and generally accepted practice in the South African mining industry. International requirements (World Bank, Equator Principles, ICMM etc) have not been specifically considered. In line with the Sustainable Development concept of the triple bottom line and the requirements of South Africa's Mining Charter, social and economic issues have also been discussed where relevant.

This section of the report is based on:

- a review of relevant documentation including budgets, Environmental Management Programme Reports (and amendments), Mine Study Reports, closure liability documentation and public meeting minutes;
- site visits to inspect surface infrastructure with particular reference to environmental management measures provided for pollution control, rehabilitation and demolition;
- discussions with relevant staff to clarify specific issues.

11.2 Legislation

Key environmental legislation applicable to the South African mining industry comprises:

- **National Environmental Management Act (107 of 1998) ("NEMA') as regulated by the Department of Environment, Agriculture and Tourism ("DEAT").** This overarches South African environmental legislation and lays down basic environmental principles including: Duty of Care, Polluter Pays & Sustainability;
- **Minerals Act (50 of 1991) as regulated by the Department of Minerals and Energy ("DME").** Governs that to obtain mining authorisation an approved environmental management programme ("EMP") (§39) and evidence of financial provision for rehabilitation of the environment approved by the DME (§38) must be made. The EMP contains the environmental conditions of authorisation for the development and operation, which are generally defined in the form of objectives, principles and key design criteria. The EMP is developed as part of an impact assessment process reported to the DME in the Environmental Management Programme Report ("EMPR"), which covers a description of the baseline environment, the project and predicted impacts. Regulations require that the EMP be audited every two years;
- **National Water Act (36 of 1998) ("NWA") as regulated by the Department of Water Affairs and Forestry ("DWAF"):** Governs water use (abstraction, storage, waste disposal, discharge, removal of underground water and alteration to watercourses (impedances, diversions or crossings), responsibility for pollution, protection of water resources, dam safety, water supply charges (note that new charges are likely to come into force in 2006/7 covering discharges, tailings disposal and releases of underground water). Regulations specific to mining ensure additional protection to water resources;
- **Mineral and Petroleum Resources Development Act ("MPRDA") as regulated by the DME.** This was brought into force in May 2004 and will replace the Minerals Act 1991. It aims to make provision for equitable access to and sustainable development of the nation's mineral and petroleum resources. Draft Regulations have been prepared and indicate the new procedures for the development of EMPs and EMPRs. These appear to be more onerous than previous requirements. A key requirement is the need for a social and labour plan in addition to an EMP.

Other applicable legislation considered includes:

- Atmospheric Pollution Prevention Act (45 of 1965) as regulated by DEAT;
- Environment Conservation Act (73 of 1989) ("ECA") as regulated by the Provincial Departments of Environment;
- National Heritage Resources Act (25 of 1999) as regulated by South African Heritage Resource Agency ("SAHRA");
- Hazardous Substances Act (15 of 1973) as regulated by the Department of Health;
- Forest Act (84 of 1998), Provincial Nature Conservation Acts and other Ordinances as regulated by Provincial conservation authorities.

Mining practices in South Africa are such that whilst individual operations are usually materially compliant, strict compliance can seldom be demonstrated and is rarely enforced by the relevant regulatory authorities. Where minor/nominal non-compliance occurs, this is generally not considered material to the continuation of future operations. In cases where regulatory authorities are concerned about particular non-compliance issues, a negotiated realistic way forward can usually be agreed upon.

Environmental liability provisioning in the South African mining industry is a condition of the EMP process, which must be agreed with the relevant regulatory authorities (mainly DME and DWAF). In the case of trust funds with annual contributions, the provision has to be approved by the South African Revenue Services ("SARS"). Based on South Africa's environmental and regulatory requirements, monies are accrued based on the estimated environmental rehabilitation costs over the operating life of a mine, though an up front bank guarantee may be required.

11.3 Bonanza Project

The Bonanza operations form part of the overall Aflease operations located outside Klerksdorp in the North West Province. The site has been mined previously and Aflease are currently applying for mining authorisations for various extensions to the original mining operations. This study is focussed on the Bonanza operations only but due to the interconnectivity of all the different operations some reference is made to other Aflease operations. Aflease provided a budget showing a capital vote of R948,750 for water supply design, associated EIA and geohydrological investigation. No mention is made of EMPR amendments or water use licences. The adequacy of this provision is discussed below under the relevant headings. It is therefore assumed that all environmental and social issues are to be covered by existing Aflease budgets.

11.3.1 Environmental Policy and Management

Environmental management on site is implemented by the Environmental and Mining Rights (EMR) Manager who reports directly to the Chief Operating Officer. It is understood that responsibility for community liaison forms part of the EMR's responsibilities. There are no formal environmental or social management systems in place, with the exception of water quality monitoring, though certain procedures are currently being developed by the recently-appointed EMR Manager. It is understood that environmental management of the new operations would use the same structure and systems.

The EMR budget covers water quality monitoring, the EMR Manager's salary and small miscellaneous amounts for equipment and travel/training. It is understood that the 2004 budget is less than R500,000 (excluding new equipment for underground radiation monitoring). It is acknowledged that without a current source of income, costs are being kept at a minimum but this amount is considered insufficient for the operational mine to meet its EMPR commitments.

11.3.2 Compliance with Legislation, Authorisations and Internal Requirements

- **Internal requirements:** It is understood that Aflease is in the process of preparing an environmental policy and a social policy. These were not available for review and therefore could not be evaluated.
- **Mining authorisation and environmental approval:** The main Aflease operation has an approved EMPR (29 October 2002) that makes some reference to the Bonanza site (mainly in relation to historical liabilities). A number of amendments to the EMPR have been or are about to be submitted to the DME, but none of these amendments have yet been approved. It is understood that the DME (at a meeting in February 2004) agreed that the proposed new Bonanza operations could be dealt with by an EMPR amendment rather than a totally new EMPR. It is not clear what the budget provision of R50,000 in the capital vote mentioned above is supposed to cover. It seems low for an EMPR amendment unless public involvement is kept to a minimum and the report is prepared in house by the EMR Manager (he has prepared the other amendments). Should external consultants be used, a provision of R100,000 is more realistic assuming no additional specialist studies are required. This is however covered by the contingency.
- To date no EMPR-compliance audits have been carried out to assess compliance with the EMPR. Business unit specific audits have been carried out by the EMR Manager. A Regulation 801 audit (in terms of the Minerals Act) is required before October 2004 and will need to be submitted to the DME. The EMPR contains a number of commitments which have not yet been complied with, probably due to the limited budget currently available to the EMR Manager. Non conformances include: dust and noise monitoring; ongoing community liaison; flow recording/updating of the

water balance; and various storm water upgrades. It is understood that a Section 12 Occupational Hygiene officer has been appointed and that he/she will be responsible for dust and noise monitoring.

- With the MPRDA now in force, Aflease will have a five-year transitional period to ensure all its EMPR documents are inline with the new regulations. In addition, the mine will need to develop a social and labour plan in accordance with the new requirements (still in draft form). It is understood that a social plan for Aflease's operations has been submitted to the DME. As the DME guidelines for this document have only recently been published, SRK is unclear how far this will go towards meeting the MPRDA requirements. For this reason a capital provision of R400,000 in 2008 is recommended for transitional arrangements (Aflease as a whole, not just Bonanza).
- **Water use licence:** All existing water uses on site have been registered in terms of the NWA (letter from DWAF dated 13 January 2003, reference 16/2/7/C241/C1/1) and/or are covered by 1956 Water Act permit. However, water uses at the Bonanza operations will be new and therefore will require a water use licence (particularly the removal of ground water). It is understood that dewatering of the declines is already taking place at Bonanza without a licence. In the recent past, DWAF has generally not chosen to licence expansions separately to the main operations. Therefore, it is possible that a water use licence for the entire Aflease operation will be required. This would have had to be done in the next couple of years as part of DWAF's compulsory licensing process, irrespective of the new developments.
- A provision of R150,000 is suggested for the water use licence as ground water investigations are covered by the Bonanza capital vote. DWAF may require pollution potential test work of the mine residues (discussed further below) and this is included.

11.3.3 Key Environmental Issues (liabilities and risks)

Key issues are discussed below.

- **Water supply:** It is understood that the predicted water requirement for the Bonanza operations will be approximately 563 m3/d and that this can be managed from existing permitted and sustainable sources in the area. However, a capital provision for investigating additional supply has been provided in the 2004 budget. Aflease has initiated a hydrogeological study in this regard.
- **Water management:** A brief inspection of the current Bonanza operations indicates non-compliance with Regulation 704. To obtain the necessary water use licence, it will be necessary to either prove compliance or give a good motivation on why certain infrastructure should be exempted.
- **Pollution potential:** The currently mined ore body is known to contain pyrite and therefore has a potential to generate acid. It is understood from discussions with the EMR Manager and stated in the EMPR that to date no pollution potential test work of the mine residues has been undertaken. This lack of information indicates that the potential liabilities associated with the tailings dams, waste rock dumps and any post closure decant from the workings are not understood. Appropriate pollution potential test work (acid base accounting, SAAR leach test and water extract leach test) needs to be carried out on the different types of waste rock, ore (for the stockpiles) and tailings material. The results of these tests should be assessed with respect to the known design of the various facilities, the geotechnical/geohydrological information on the underlying soils/ground water and the proposed pollution control measures during operation and closure. Provision for this is included above.
- **Radiation:** It is understood that the ore body contains some radioactive elements. NECSA undertook sampling of the HG stockpile, LG stockpile, millfeed and tailings in November 2003. The results indicated that all samples have specific activity values below the level at which the provisions of the Nuclear Energy Act apply. It is therefore assumed that radiation is not an issue at the Bonanza site. Confirmation in writing of this from the National Nuclear Regulator should be obtained.
- **Closure planning:** There are a number of pre-existing liabilities associated with Aflease's operations. The EMPR (and amendments) do have fairly detailed closure commitments with respect to the biophysical aspects of closure (social issues are not covered in detail). However, these commitments are not based on end land use objectives agreed with the surrounding landowners. It is therefore recommended that once the mine becomes operational, consultation regarding the future of both the Bonanza and other Aflease operations be discussed with the relevant stakeholders and the commitments in the EMPR be amended (possibly as part of the MPRDA transitional arrangements).

11.3.4 Decommissioning and closure liabilities

A statement dated 2 April 2004 indicates that R6,017,235 is currently available in the closure trust fund (this excludes the R1million bank guarantee). A preliminary closure cost estimate for the Klerksdorp operations of Rietkuil prepared in February 2004 of R22.6million includes provision for the existing infrastructure at Bonanza, but does not take into account proposed new infrastructure. As the Bonanza project forms part of Rietkuil, this closure provision has been included in the financial evaluation for Bonanza. The provision may need to be increased once the new infrastructure is in place.

11.4 Modder East

The proposed Modder East operations near Benoni in Gauteng are located in an area which has been historically mined for gold and therefore disturbance in the form of old headgear, mine buildings and mine residue deposits is apparent. It is proposed that the majority of infrastructure needed for this operation be located on the site of a reprocessed tailings dam. The site is located immediately to the west of the Blesbokspruit, which downstream forms part of a Ramsar Wetland Site (of international importance) and drains to the Vaal River, which supplies domestic water to Gauteng as well as parts of the Free State, Mpumalanga and North West Provinces.

11.4.1 Environmental and Social Policy and Management

As the Modder East is not an operational site, no detail has yet been provided on how environmental and social management on site will be implemented and no detail is included in the EMP. It is understood that responsibility for community liaison forms part of the EMR's responsibilities. As there is no full-time environmental presence, it is assumed that the majority of operational issues will be contracted out to third parties. Provision for such activities is not clear in the budget provision. An annual provision of R230,000 should be allowed from 2006 onwards to cover operational costs associated with monitoring, outside services and analyses.

11.4.2 Compliance with Legislation, Authorisations and Internal Requirements

To date there are no internal requirements, therefore the only obligations are those required by the South African government. Although Aflease has an approved EMPR, the following points are noted:

- the EMPR only covers shaft and waste rock infrastructure with no reference to a processing plant or tailings dam;
- the new Act and associated regulations require significantly more detail on the biophysical aspects of mining (particularly with reference to mine residue deposits) and the current EMPR is not considered satisfactory with respect to these requirements;
- the new Act and associated regulations require the development of a social and labour plan as part of the transitional arrangements (discussed above in section 11.3.2);
- no application has yet been made for a water use licence (a licence will be required for the waste rock dump and tailings dam);
- no information is included in the EMPR about how compliance with Regulation 704 will be ensured.

An EMPR amendment and water use licence will be required before mining can commence. The concerns above will need to be addressed as part of these processes. Provision for additional investigations and reporting does not appear to have been included in the budgets. With the specialist studies likely to be required (see below for more detail) and further public involvement, it is suggested that provision of between R550,000 and R960,000 be allowed.

11.4.3 Key Environmental Issues (liabilities and risks)

Key issues are discussed below. A number of potential impacts listed below have been identified in the EMPR but these are considered to be adequately controlled or of a low significance so are not discussed further. Radiation issues are not covered by the EMPR. It is therefore assumed that radiation issues are not expected to be a problem at this site.

- **Historical liabilities:** It is not clear in the documentation reviewed, what the situation is with respect to the pre-existing environmental liabilities resulting from historical mining activities in the area. Most notably, the soil and ground water contamination that may be associated with the reprocessed tailings dam. The mine study report identified that a detailed environmental liabilities

assessment is recommended to quantify the potential liabilities. No budget provision for this work has been allowed, though the specialist investigations required would be covered by the need to update the EMPR (Section 11.4.2).

- **Ground water management:** A water flow chart has been developed for various evaporation and ground water inflow scenarios. In contradiction to the EMPR, the water balance clearly shows that some supply to the mine process is expected from fissure water (between 5,000 and 15,000 m^3/mth). It is not clear how the ground water inflows were predicted as no detailed ground water investigations have been undertaken. As only shallow mining is envisaged, extensive dewatering may not be required, although some ground water inflow is likely due to recharge from surface and movement along preferential flow pathways. In addition, the presence of dolomite in the area indicates that sinkhole formation is a possibility, which could be exacerbated by any pumping regime.
- **Pollution potential of mine residues:** The pollution potential of the mine residues (waste rock and tailings) has not been evaluated. As there are known ground water users in the area, the potential of these residues to affect the users needs to be assessed and if necessary appropriate mitigation measures included in the mine residue deposit design. A ground water, pollution potential (geochemical test work) and geotechnical investigation to clarify these issues is considered critical and has been included in the specialist investigations costs covered in Section 11.4.2.
- **Compliance with Regulation 704:** There are no specific references to Regulation 704 in the EMPR. There is a need to get conceptual water management measures agreed in the EMPR and then provide the detail in the water use licence application. Compliance with Regulation 704 is not considered a fatal flaw providing the relevant design engineers take into account its requirements.
- **Cultural:** Graves have been identified in the mine area. The EMPR commits to avoiding disturbance of these graves. It should be noted that if disturbance cannot be avoided, then the correct procedures in relocating the graves would need to be followed. SRK understands that consideration was being given to using the historical shaft infrastructure located just to the south of the N12. Due to its age (expected to be over 60 years old), the site is considered of historical importance and any disturbance to the buildings may require approval from SAHRA. Clarification on this issue will need to be obtained during the EMPR amendment/update process.
- **Closure planning:** As the mine has not yet been developed a closure plan has not been prepared. The EMPR contains a few generic commitments with respect to closure but considering the short life of the project these are not considered sufficient to obtain closure at the end of life of mine. It is recommended that a preliminary closure plan be developed in the EMPR amendment/update.

11.4.4 Decommissioning and closure liabilities

A preliminary closure liability estimate has been included in the financial model. The provision appears to take into account the waste rock dump, shafts and associated buildings. It does not appear to cater for the processing plant or the tailings dam. There is no detailed breakdown with rates so the value of just over R1million cannot be evaluated in detail but appears sufficient for the items listed. The tailings dam, plant and post closure monitoring have not been included in the cost provision. Gold recovery and sale of infrastructure should mean that the cost of plant demolition is negligible or even profitable.

Without some sort of tailing dam design, an accurate cost estimate cannot be given. However, using R20,000 per hectare (reshaping, paddocking, erosion control and revegetation) and assuming a final top footprint of 30 ha, a provision of R600,000 should be sufficient. In addition a provision of R10,000 per year for 10 years should be allowed for post closure monitoring (ground water quality, stabilisation of vegetation and erosion). It is noted that NKMC has a Rehabilitation Trust which at 1 April 2004 had R583,282 in it. It is assumed this would be available for the Modder East operations. If it is assumed that a total provision of R1.7million is required over 5 years, the annual provision to a trust fund would need to be R243,000.

11.5 Conclusion

The table below summarises the expected operational, capital and closure costs for each operation.

Activities	Cost provision (R'000s as at 2004) Modder East (NKMC)	Bonanza (Rietkuil)
Operational costs		
Proposed operational budget for 2005/6 (environmental and social)	**230**	500
Ongoing capital costs		
Design of water supply system, ground water investigations and EIA for water supply (EMPR update?)	0	949
EMPR update and WULA application (incl. provision for pollution potential test work)	0	**150**
EMPR upgrade to MPRDA requirements, water use licence application, SLP development and specialist studies	**550 (low)** **960 (high)**	0
MPRDA transitional arrangements (2008)	0	**400**
Provision for closure at end of life of mine		
Bank guarantee	1 000	1 000
Closure cost estimate for trust fund provision	0	22 600*
Additional provision for closure	**700**	**0**
Annual trust provision for life of mine	**243** (7 year LoM)	**3 100*** (5 year LoM)

Bold items are considered additional provisions and are justified above.

* This historical liability for Klerksdorp operations needs to be raised at the corporate level.

11.6 Opportunities and risks

11.6.1 Risks

- Approvals from the DME and DWAF could be delayed due to insufficient technical information or non-conformance with current EMPRs/permits.
- Social and labour plan requirements during operation and closure of mines arising from the MPRDA may have significant cost implications if the documents prepared to date do not meet the DME requirements.
- Historical liabilities at the sites may be underestimated, particularly with respect to the pollution potential of mine residue deposits and post closure seepage/decant.
- At Bonanza, reduced environmental budget and lack of a formal environmental management system (particularly audit requirements) could lessen the ability of the mine management to identify environmental issues in a timely manner and respond accordingly.
- Now that the MRPDA is in force, a social and labour trust fund will need to be created to provide for closure issues such as retraining and business development.

SRK believes these are normal risks for a mining operation that can be managed during the LoM.

11.6.2 Opportunities

At East Modder, existing tailings dam facilities could be used which would reduce the overall impact on the environment.

At Bonanza, start up of other sections of the mines could increase the life of mine and significantly decrease the annual provision to the rehabilitation trust fund.

Recovery of old tailings, sale of salvage/reusable plant and gold recovery from the plant, may lead to significant reductions in the demolition and closure liability.

12. TECHNICAL-ECONOMIC PARAMETERS

12.1 Introduction

The following section includes discussion and comment on the technical-economic aspects of the LoM plans associated with the Gold Projects. Specifically, comment is included on the basis of projections, production schedules, operating costs and capital expenditures. These have been compiled into detailed TEPs on an annual basis. Key aspects associated with the generation of the TEPs and their derivations are discussed.

12.2 Basis of Valuation and Technical-Economic Input Parameters

The valuation of the Gold Projects as presented in Section 14, has inter alia been based on the LoM plans, the resulting production profiles and associated revenue streams from gold sales, operating costs and capital expenditure profiles as provided to SRK by Aflease, reviewed and adjusted where appropriate. The generation of a LoM plan requires substantial technical input and detailed analysis and is critically dependent upon assumptions of the long-term commodity prices and sustained operating expenditure and the respective impact on cut-off-grades, potential expansion or reduction of the Mineral Resource and Mineral Reserve and the return on capital expenditure programmes.

The basis of forward projections of operating costs for mature mining and industrial operations are generally based on the previous financial year's performance, with certain modifications for inflation, projected improvements in productivity and other cost-reduction initiatives. In the case of development projects, TEPs are invariably based on recently completed feasibility studies.

Where warranted, following its independent review and after discussions with Aflease, SRK has adjusted the assumed operating costs to account for future operating conditions (i.e. tonnage contribution from various ore sources and mining methods) and taking cognisance of its view on productivity initiatives.

Unless otherwise stated, operating costs comprise:

- **Cash Cost Components**: namely direct mining costs, direct processing costs, direct general and administration costs, consulting fees, management fees, transportation, treatment charges, refining charges and profit sharing charges;
- the incremental components, including royalties but excluding taxes paid, required to yield **Total Cash Cost**. Royalties in this regard exclude any potential new mineral royalties applicable to the South African Assets;
- the incremental components, including terminal separation benefits, reclamation and mine closure costs (the net difference of the total environmental liability and the current trust fund provision) but excluding non cash items such as depreciation and amortisation. Incrementally these cash expenditures summate to yield **Total Working Costs**; and
- **Total Costs**: the summation of total working costs, net movement in working capital and capital expenditure.

The LoM capital expenditure programmes for the Gold Projects include sufficient detail for the start-up capital requirements with estimates for ongoing capital needs. SRK has not adjusted the Gold Projects' ongoing capital expenditures due to the short to medium life of the projects. Environmental provisions have been added in the operating costs of the Gold Projects to cover items identified during this review (see section 11) and as necessary contributions to the environmental funds. SRK considers that there will be potential opportunities to realise salvage values on closure, although owing to the indeterminate nature of estimating such values these have been excluded from the LoM projections included herein.

12.3 Technical-Economic Parameters

The TEPs for the Gold Projects have been provided to Aflease for confirmation of cash flow projections and include:

- Commodity production profiles;
- Total Working Costs profiles as previously defined; and
- Capital Expenditure Profiles.

The TEPs for Bonanza Project are detailed in Table 12.1 (exclusive of the Inferred Resources) and Table 12.2 (inclusive of the Inferred Resources), while the TEP's for Modder East are given in Table 12.3. All expenditures are stated in financial years and 1 January 2004 constant money terms.

Table 12.1: Aflease: Bonanza Project TEPs at 1 January 2004 (excluding Inferred Resources)

	Milled Tonnage (kt)	Gold recovered (koz)	Working Total Costs (Rm)	Capex (Rm)	Total expenditure (Rm)
2004	0	0	0.6	42.6	43.2
2005	185.7	21.8	44.9	18.2	63.1
2006	292.8	37.2	66.1	1.5	67.6
2007	360.0	33.4	80.4	0.2	80.6
2008	293.1	27.8	74.4	0.0	74.4
Total	**1,131.6**	**120.2**	**266.3**	**62.5**	**328.8**

Table 12.2: Aflease: Bonanza Project TEPs at 1 January 2004 (including Inferred Resources)

	Milled Tonnage (kt)	Gold recovered (koz)	Working Total Costs (Rm)	Capex (Rm)	Total expenditure (Rm)
2004	0	0	0.6	42.6	43.2
2005	235.1	25.6	55.3	18.2	73.5
2006	327.1	39.9	73.3	1.5	74.8
2007	360.0	34.3	80.4	0.2	80.6
2008	360.0	29.6	80.8	0.0	80.8
2009	240.0	20.9	62.0	0.0	62.0
Total	**1,522.2**	**150.4**	**352.3**	**62.5**	**414.8**

Table 12.3: Aflease: Modder East TEPs at 1 January 2004

	Milled Tonnage (kt)	Gold recovered (koz)	Working Total Costs (Rm)	Capex (Rm)	Total expenditure (Rm)
2004	0	0	0.5	0.0	0.5
2005	0	0	1.8	42.6	44.3
2006	0	0	0.3	83.1	83.4
2007	162.7	23.8	73.2	107.9	181.1
2008	600.6	87.9	122.9	31.5	154.4
2009	696.1	101.8	130.2	14.5	144.7
2010	701.6	102.6	127.0	2.9	129.9
2011	700.1	102.4	122.2	0.7	122.9
2012	700.1	102.4	119.6	0.7	120.3
2013	660.7	96.7	112.4	0.7	113.1
2014	358.0	52.4	81.6	0.2	81.8
Total	**4,580.0**	**670.1**	**891.7**	**284.7**	**1,176.4**

12.4 Macro-Economic and Commodity Prices

Forecasting the gold price has historically been notoriously difficult. Many analysts have ascribed the significant increase in the gold price during 2003 to a weakening dollar while there is a school of thought whose assessment it is that gold is in the early stages of a significant bull-run.

Aflease is currently a development company, and will not produce significant gold until its Bonanza project becomes operational in mid 2005. Aflease's gold production is expected to increase further when its Modder East project is commissioned in 2007. Neither one of these projects or indeed both Bonanza and Modder East combined will have an insignificant impact on global and South Africa's annual gold production and so will have no impact on the dollar gold price.

For purposes of forecasting the gold price in dollar terms Aflease assumes that the dollar gold price will increase in line with US inflation (see Table 12.4). Long-term US inflation is estimated by most analysts to range between 2% and 3%. Aflease subscribes to the view of its investment bankers, Nedbank, whose official house view is 2%.

The forecast statistics for both macro-economics and commodity prices (from Nedcor) are set out in Table 12.4. Statistics provided by Nedcor are the average rate for the period ending 31 December each year.

Table 12.4: Forecast Macro-Economic and Commodity Prices (Nedcor)

Year	Macro-Economic Data			Gold price	
	(US$:ZAR) (Real)	(US CPI) (%)	(SA CPI) (%)	US$/oz	R/kg
2004	6.59	0.26%	5.49%	426.1	90,336
2005	7.07	0.26%	6.14%	427.2	97,057
2006	7.49	2.00%	5.87%	435.7	104,939
2007	7.94	2.00%	5.03%	444.4	113,460
2008	8.18	2.00%	5.03%	453.3	119,237
2009	8.43	2.00%	5.03%	462.4	125,309
2010	8.69	2.00%	5.03%	471.6	131,689
2011	8.95	2.00%	5.03%	481.0	138,395
2012	9.22	2.00%	5.03%	490.7	145,442
2013	9.50	2.00%	5.03%	500.5	152,848
2014	9.79	2.00%	5.03%	510.5	160,631

12.5 Special Factors

At the time of writing SRK considered the projections of the LoM plans to be both technically and economically achievable, subject to certain adjustments identified by SRK and agreed with Aflease management (Sections 4, 13 and 14).

In all likelihood many of the identified risks and/or opportunities will impact on the cash flows as presented in Section 14, some positive and some negative. The impact of one or a combination of risks and opportunities occurring cannot be specifically quantified to present a meaningful assessment. SRK has however provided sensitivity tables for single parameters. The sensitivity range covers the anticipated range of accuracy in respect of commodity prices, operating expenditures and capital expenditure projections.

Where specific technical issues have arisen as part of the review process, SRK has given an indication of the likely impact on resulting NPV's and other financial criteria accordingly.

12.5.1 General Risks and Opportunities

The Gold Projects are subject to certain inherent risks, which apply to some degree to all participants of the South African mining industry. These include:

- **Commodity Price Fluctuations:** These may be influenced by supply and demand for jewellery, views on availability and price of crude oil, the relative strength of the US Dollar and rumours regarding gold sales by central banks;
- **Exchange Rate Fluctuations:** Specifically related to the relative strength of the US$, the currency in which commodity prices are generally quoted. During the period between 2001 and 2003 the US$:ZAR exchange rate has ranged between 11.68:1 ZAR:US$ and 6.54 ZAR:US$;
- **Inflation Rate Fluctuations;**
- **Country Risk:** Specific country risk including political and economic stability in the long term;
- **Legislative Risk:** changes to future legislation (tenure, mining activity, labour, health and safety and environmental) within South Africa;
- **Exploration risk:** Resulting from the elapsed time between discovery of deposits, development of economic feasibility studies to bankable standards and associated uncertainty of outcome;
- **Environmental Liability Risk:** The inability of the Gold Projects to fund their environmental liabilities from estimated operating cash flows, should operations cease prior to the stated LoM; and
- **Mining Risks:** Specifically Mineral Reserve estimate risks, uninsured risks, industrial accidents, labour disputes, unanticipated ground water conditions, human resource management, health and safety performance (including the impact of HIV/AIDS).

12.5.2 Operational Specific Risks and Opportunities

In addition to those stated above, the Gold Projects are subject to certain specific risks and opportunities, which independently may not be classified to have a material impact but in combination may do so. These are as follows:

Risks:

- Historical liabilities at the sites and the social and labour trust fund requirements of the MRPDA may be underestimated, but these can be managed during the life of the operations;
- The pillar dimensions in the higher stoping width areas at Bonanza may be insufficient, resulting in a reduced extraction percentage;
- The greatest risk associated with the Bonanza Project is considered to be the estimate of exploitable reserves;
- The capital cost of modifying the plant for the Bonanza ore is an order of magnitude estimate only. However, SRK has tried to compensate for this by increasing the contingency on the plant capital cost estimate;
- The capital cost of the Modder East plant is an order of magnitude estimate only and is subject to the availability of a second hand SAG mill. However, SRK has tried to compensate for this by increasing the contingency on the plant capital cost estimate;
- Further testwork is required to confirm that the metallurgical recovery used to evaluate the Modder East project can be realised.

Opportunities:

- Should the economic potential of the Kimberley Reefs which lie above the Black Reef at Modder East and extensions to the Black Reef deposits be established, this could extend the life of the operations;
- Realising the economic potential of the Inner and Outer Basin deposits and the uranium content of the Dominion reef rocks near to the Bonanza Project;
- The opportunity exists that further metallurgical testwork may show that the metallurgical recovery for Black Reef ore can be increased.

13. GOLD PROJECTS VALUATION

13.1 Introduction

The following section presents discussion and comment on the valuation of Aflease. Specifically, comment is included on the methodology used to generate the FM and to establish a Base Case including basis of valuation, valuation techniques and valuation results.

In complying with Section 12.14 of the JSE listing Requirements, specifically the non-technical requirements of 12.14(b), SRK has relied upon Aflease and Nedcor for certain inputs to the FM. These inputs are duly acknowledged by SRK. Further in reproducing the results of the FM in this CPR, SRK provides assurances to the Directors of Aflease, that the technical-economic inputs: Sections 12.14(b) (i, ii, iii, v, vi and vii) including operating costs, capital expenditure and saleable product profiles of Aflease, as provided to and reviewed by SRK, are accurately incorporated into the FM. SRK also duly acknowledges to Aflease that the remaining inputs to the FM required in compliance with Section 12.14 (b) (iv, viii, ix, xi, xiv, xv, xvi and xvii) are accurately reflected in the FM.

13.2 Valuation Methodology

The valuation for Aflease and its Gold Projects has been derived using DCF techniques applied on post-tax pre finance cashflows. These are based on the various LoM plans, including the resulting TEPs (Section 12.0).

The post-tax pre-finance cash flows for Aflease have been developed on the basis of the commodity price and macro-economic projections as presented in Table 12.4. SRK has developed FMs for each of the Gold Projects that are based on annual cashflow projections ending 31 December, TEPs stated in 1 January 2004 money terms and a valuation date of 1 January 2004.

At the time of writing no indication of the sensitivity of the Mineral Reserve or LoM plans to commodity prices were available. Variances in commodity prices exist between those used to derive Mineral Reserves, the current spot market prices and that used for the financial valuation. The impacts of these variances on the valuation have not been considered. SRK has based its review on the latest available information as presented by Aflease.

13.3 Basis of the Valuation of Aflease

- In generating the FMs and deriving the Base Case valuations for the Gold projects, SRK has:

- Incorporated certain macro-economic parameters and commodity price forecasts (Table 12.4) as provided by Nedcor;
- Relied upon Aflease for all accounting inputs with respect to unredeemed capital, assessed tax loss, debtors, creditors and stores as required for the generation of the FMs (Table 13.1);
- Relied upon Aflease that the calculation of nominal cash flows is in accordance with the fiscal regime within which it operates and are accurately reflected in the FMs;
- Excluded any potential new order mineral royalties which may be applied to the Gold Projects located in South Africa. At the time when this CPR was generated, no formal agreement and/or notification has been put in place with regard to when or if mining companies will be subjected to this revenue-based royalty. The materiality of implementing revenue based royalties can be assessed by viewing the sensitivity tables provided in this Section where a percentage decrease between 0% and -5% on the revenue line indicates the impact on NPV;
- Reported a DCF valuation, dated 1 April 2004 for the Base Case LoM plans;
- Performed sensitivity analyses to ascertain the impact of discount factors, commodity prices, total working costs and capital expenditures;
- No salvage value has been included for plant and equipment on cessation of operations;
- No STC has been incorporated into the projections.

Table 13.1: Taxation and working capital input parameters at 1 January 2004

Tax Entity	Units	Unredeemed Capex	Assessed Losses
Klerksdorp			
Aflease[(1)]	(Rm)	215.6	14.1
Rietkuil (Bonanza)[(1)]	(Rm)	0	137.6
NKMC			
Modder East[(2)]	(Rm)	0	8.0
Working capital		**Trading days**	**Take-on balances**
Debtors	(days)	30	starting from zero base
Creditors	(days)	30	starting from zero base
Stores	(days)	30	starting from zero base

1. The Bonanza project is situated in Rietkuil and will have access to all losses and unredeemed capital in Aflease and Rietkuil. Tax is levied per the gold formula.
2. Modder East is situated in the NKGM entity and will not have access to losses in Aflease and Rietkuil. Tax is levied per the gold formula.

13.4 Limitations and Reliance on Information

The cashflows reported for Aflease are contingent upon the current and anticipated performance of operational management, as well as the expected achievement of the operating parameters as provided to and reviewed by SRK and set out in this CPR.

SRK has relied upon Aflease that such projections and forecasts as indicated, will be realised in the amounts and time periods contemplated.

The cash flow projections and valuation is based upon the anticipated operating performance as well as information provided to SRK by Aflease and its Financial Advisor at the date hereof. It should be understood that unforeseen developments might affect our opinion, or the reasonableness of any assumptions or basis used.

The FMs include forward-looking statements that are not historical facts. These forward-looking statements are necessarily estimates and involve a number of risks and uncertainties that could cause actual results to differ materially.

Notwithstanding the aforementioned comments, SRK considers that at the time of compilation, the cash flow projections are appropriate and technically and economically achievable. However it must be noted that SRK does consider that a certain amount of upside potential is already built into the projections that fundamentally rely on the existing management performance to implement and sustain recent initiatives to ensure that the projected cash flows are realised within the anticipated timeframe.

13.5 Post-Tax – Pre-Finance Cash Flows

Tables 13.2 and 13.3 present the un-geared nominal cash flows for the Bonanza Project, exclusive or inclusive of Inferred Resources respectively, while Table 13.4 presents the un-geared nominal cash flows for the Modder East Project. Note that these tables are not representative of financial statements as may be customary for determining the consolidated cash flow positions for companies. Further, no account is taken of movements in working capital at the Aflease level, or deferrals of tax liabilities between accounting periods, as may be the case in the generation of such financial statements. Each period reflects the financial year from 1 January to 31 December. The Aflease valuation is derived from the reported cash flows commencing 1 January 2004.

Table 13.2: Aflease: FM for Bonanza Project in nominal terms, exclusive of Inferred Resources

Financial Year Project Year	Units	Totals Averages	2004 1	2005 2	2006 3	2007 4	2008 5
Production							
Mining							
RoM Tonnage	(kt)	1,132	8	178	293	360	293
Head Grade	(g/t)	3.5	3.8	3.9	4.2	3.1	3.1
Contained Gold	(koz)	128	1	22	40	36	30
Processing							
Feed Tonnage	(kt)	1,132	0	186	293	360	293
Feed Grade	(g/t)	3.5	0.0	3.9	4.2	3.1	3.1
Feed Metal	(koz)	128	0	23	40	36	30
Metallurgical Recovery	(%)	94%	0%	94%	94%	94%	94%
Recovered Gold	(koz)	120	0	22	37	33	28
Clean-up Gold	(koz)	0					
Saleable Metal	(koz)	120	0	22	37	33	28
Sales							
Gold	(koz)	120	0	22	37	33	28
Commodity Prices							
Gold Price	(US$/oz)	441	426	427	436	444	453
	(ZAR/kg)	122,132	90,336	102,753	115,306	128,374	138,920
Macro Economics							
Exchange Rates	(US$:ZAR)		6.59	7.48	8.23	8.98	9.53
RSA CPI	(%)		5.49%	6.14%	5.87%	5.03%	5.03%
USA PPI	(%)		0.26%	0.26%	2.00%	2.00%	2.00%
Finanical – Nominal							
Sales Revenue	**(ZARm)**	**456.6**	**–**	**69.5**	**133.5**	**133.4**	**120.2**
Total Working Costs	**(ZARm)**	**(309.6)**	**(0.5)**	**(50.8)**	**(78.1)**	**(93.7)**	**(86.4)**
Mining	(ZARm)	(226.7)	–	(34.9)	(56.5)	(72.9)	(62.3)
Processing	(ZARm)	(47.3)	–	(7.1)	(11.8)	(15.3)	(13.1)
Overheads	(ZARm)	(23.0)	–	(4.7)	(5.8)	(6.6)	(5.8)
Environmental	(ZARm)	(2.2)	(0.6)	(0.9)	(0.2)	(0.0)	(0.5)
Terminal Benefits	(ZARm)	(10.4)	–	–	–	–	(10.4)
Change Working Capital	(ZARm)	–	0.0	(3.1)	(3.8)	1.1	5.7
Operating profit	**(ZARm)**	**147.1**	**(0.5)**	**18.8**	**55.4**	**39.6**	**33.8**
Tax Deductible Allowances	(ZARm)	(63.8)	(42.6)	(19.3)	(1.7)	(0.2)	–
Tax Liability	(ZARm)	(4.9)	–	–	–	–	(4.9)
Capital Expenditure	(ZARm)	(63.8)	(42.6)	(19.3)	(1.7)	(0.2)	–
Final Net Free Cash – Nominal	(ZARm)	**78.3**	**(43.2)**	**(0.5)**	**53.7**	**39.4**	**28.9**
Final Net Free Cash – Real	**(ZARm)**	**60.8**	**(43.2)**	**(0.5)**	**47.8**	**33.4**	**23.3**
Reporting Statistics – Nominal							
Cash Operating Costs	(ZAR/kg)	79,422	0	69,123	64,011	91,288	93,845

Table 13.3: Aflease: FM for Bonanza Project in nominal terms, inclusive of Inferred Resources

Financial Year Project Year	Units	Totals Averages	2004 1	2005 2	2006 3	2007 4	2008 5	2009 6
Production								
Mining								
RoM Tonnage	(kt)	1,522	8	227	327	360	360	240
Head Grade	(g/t)	3.3	3.8	3.6	4.0	3.2	2.7	2.9
Contained Gold	(koz)	160	1	26	42	37	31	22
Processing								
Feed Tonnage	(kt)	1,522	0	235	327	360	360	240
Feed Grade	(g/t)	3.3	0.0	3.6	4.0	3.2	2.7	2.9
Feed Metal	(koz)	160	0	27	42	37	31	22
Metallurgical Recovery	(%)	94%	0%	94%	94%	94%	94%	94%
Recovered Gold	(koz)	150	0	26	40	34	30	21
Clean-up Gold	(koz)	0						
Saleable Metal	(koz)	150	0	26	40	34	30	21
Sales								
Gold	(koz)	150	0	26	40	34	30	21
Commodity Prices								
Gold Price	(US$/oz)	443	426	427	436	444	453	462
	(ZAR/kg)	125,658	90,336	102,753	115,306	128,374	138,920	150,333
Macro Economics								
Exchange Rates	(US$:ZAR)		6.59	7.48	8.23	8.98	9.53	10.11
RSA CPI	(%)		5.49%	6.14%	5.87%	5.03%	5.03%	5.03%
USA PPI	(%)		0.26%	0.26%	2.00%	2.00%	2.00%	2.00%
Finanical – Nominal								
Sales Revenue	**(ZARm)**	**587.6**	**–**	**81.9**	**143.1**	**137.2**	**127.9**	**97.5**
Total Working Costs	**(ZARm)**	**(417.3)**	**(0.5)**	**(62.2)**	**(86.1)**	**(93.7)**	**(94.1)**	**(80.7)**
Mining	(ZARm)	(310.2)	–	(44.0)	(63.1)	(72.9)	(76.6)	(53.6)
Processing	(ZARm)	(64.8)	–	(9.0)	(13.2)	(15.3)	(16.1)	(11.2)
Overheads	(ZARm)	(29.2)	–	(4.8)	(5.8)	(6.6)	(7.0)	(4.9)
Environmental	(ZARm)	(2.2)	(0.6)	(0.9)	(0.2)	(0.0)	(0.5)	–
Terminal Benefits	(ZARm)	(11.0)	–	–	–	–	–	(11.0)
Change Working Capital	(ZARm)	–	0.0	(3.5)	(3.8)	1.2	6.1	–
Operating Profit	**(ZARm)**	**170.3**	**(0.5)**	**19.7**	**57.1**	**43.5**	**33.8**	**16.8**
Tax Deductible								
Allowances	(ZARm)	(63.8)	(42.6)	(19.3)	(1.7)	(0.2)	–	–
Tax Liability	(ZARm)	(11.6)	–	–	–	–	(7.2)	(4.4)
Capital Expenditure	(ZARm)	(63.8)	(42.6)	(19.3)	(1.7)	(0.2)	–	–
Final Net Free Cash –								
Nominal	(ZARm)	**94.9**	**(43.2)**	**0.4**	**55.4**	**43.3**	**26.6**	**12.4**
Final Net Free Cash –								
Real	**(ZARm)**	**74.2**	**(43.2)**	**0.4**	**49.3**	**36.6**	**21.5**	**9.5**
Reporting Statistics –								
Nominal								
Cash Operating Costs	(ZAR/kg)	86,430	0	72,526	66,174	88,770	108,198	107,538

Table 13.4: Aflease: FM for Modder East in nominal terms

Financial Year	Units	Totals	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
Project Year		Averages	1	2	3	4	5	6	7	8	9	10	11
Production													
Mining													
RoM Tonnage	(kt)	4,580	0	0	0	163	601	696	702	700	700	661	358
Head Grade	(g/t)	5.1	0.0	0.0	0.0	5.1	5.1	5.1	5.1	5.1	5.1	5.1	5.1
Contained Gold	(koz)	745	0	0	0	26	98	113	114	114	114	107	58
Processing													
Feed Tonnage	(kt)	4,580	0	0	0	163	601	696	702	700	700	661	358
Feed Grade	(g/t)	5.1	0.0	0.0	0.0	5.1	5.1	5.1	5.1	5.1	5.1	5.1	5.1
Feed Metal	(koz)	745	0	0	0	26	98	113	114	114	114	107	58
Metallurgical Recovery	(%)	90%	0%	0%	0%	90%	90%	90%	90%	90%	90%	90%	90%
Recovered Gold	(koz)	670	0	0	0	24	88	102	103	102	102	97	52
Clean-up Gold	(koz)	0											
Saleable Metal	(koz)	670	0	0	0	24	88	102	103	102	102	97	52
Sales													
Gold	(koz)	670	0	0	0	24	88	102	103	102	102	97	52
Commodity Prices													
Gold Price	(US$/oz)	476	426	427	436	444	453	462	472	481	491	500	510
	(ZAR/kg)	161,071	90,336	102,753	115,306	128,374	138,920	150,333	157,897	165,841	174,185	182,949	192,154
Macro Economics													
Exchange Rates	(US$:ZAR)	6.59	7.48	8.23	8.98	9.53	10.11	10.41	10.72	11.04	11.37	11.71	
RSA CPI	(%)		5.49%	6.14%	5.87%	5.03%	5.03%	5.03%	5.03%	5.03%	5.03%	5.03%	5.03%
USA PPI	(%)		0.26%	0.26%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%
Finanical – Nominal													
Sales Revenue		3,401.6	–	–	–	95.1	379.7	476.2	504.1	528.4	555.0	550.1	313.1
Total Working Costs	(ZARm)	(1,254.5)	(0.5)	(1.9)	(0.3)	(88.9)	(171.6)	(176.5)	(175.8)	(177.4)	(182.1)	(178.0)	(101.5)
Mining	(ZARm)	(950.5)	–	–	–	(70.5)	(121.2)	(133.7)	(135.8)	(135.9)	(138.6)	(136.3)	(78.3)
Processing	(ZARm)	(217.7)	–	–	–	(9.7)	(24.9)	(29.4)	(31.2)	(32.7)	(34.3)	(34.1)	(21.5)
Overheads	(ZARm)	(52.3)	–	–	–	(5.9)	(6.1)	(6.4)	(6.7)	(7.1)	(7.4)	(7.8)	(4.9)
Environmental	(ZARm)	(3.0)	(0.5)	(1.9)	(0.3)	(0.3)	(0.1)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)
Terminal Benefits	(ZARm)	(31.0)	–	–	–	–	–	–	–	–	–	–	(31.0)
Change Working Capital	(ZARm)	–	–	–	–	(2.5)	(19.3)	(6.9)	(2.0)	(1.9)	(1.8)	0.2	34.2
Operating Profit	(ZARm)	2,147.1	(0.5)	(1.9)	(0.3)	6.1	208.1	299.7	328.4	350.9	372.8	372.1	211.5
Tax Deductible Allowances	(ZARm)	(331.2)	–	(45.2)	(93.4)	(127.3)	(39.1)	(18.8)	(4.0)	(1.0)	(1.1)	(1.1)	(0.3)
Tax Liability	(ZARm)	(617.9)	–	–	–	–	–	(60.8)	(110.7)	(119.7)	(127.3)	(127.1)	(72.4)
Capital Expenditure	(ZARm)	(331.2)	–	(45.2)	(93.4)	(127.3)	(39.1)	(18.8)	(4.0)	(1.0)	(1.1)	(1.1)	(0.3)
Final Net Free Cash – Nominal	(ZARm)	1,198.0	(0.5)	(47.0)	(93.7)	(121.2)	169.0	220.2	213.7	230.2	244.5	243.9	138.9
Final Net Free Cash – Real	(ZARm)	790.6	(0.5)	(44.3)	(83.4)	(102.7)	136.4	169.1	156.3	160.3	162.1	153.9	83.4
Reporting Statistics – Nominal													
Cash Operating Costs	(ZAR/kg)	58,557	0	0	0	116,349	55,703	53,523	54,411	55,104	56,603	59,250	64,286

13.6 Net Present Values and Sensitivities

The following tables present the Net Present Values ("NPV") of the nominal cash flow as derived from the FM for each Gold Project/Tax Entity. In summary they include the following:

- The variation in NPV with discount factors;
- The variation in NPV based on single parameter sensitivities; and
- The variation in NPV based on twin (revenue and operating expenditure) sensitivities.

13.6.1 Bonanza Project

Table 13.5: Bonanza Project (excluding Inferred Resources): variation of Nominal NPV with discount factors

Discount Factor (%)	NPV (Rm)
0%	78.3
4%	65.7
8%	54.9
12%	45.6
16%	37.5
20%	30.4
24%	24.2

Table 13.6: Bonanza Project (including Inferred Resources): variation of Nominal NPV with discount factors

Discount Factor (%)	NPV (Rm)
0%	94.9
4%	79.8
8%	67.0
12%	56.1
16%	46.6
20%	38.5
24%	31.3

Table 13.7: Bonanza Project (excluding Inferred Resources): Nominal NPV – single parameter sensitivity

Sensitivity Range – Revenue	–30%	–20%	–10%	0%	10%	20%	30%
Sensitivity Range – Working Costs	–15%	–10%	–5%	0%	5%	10%	15%
Sensitivity Range – Capital	–15%	–10%	–5%	0%	5%	10%	15%
Currency	**(Rm)**	**(Rm)**	**(Rm)**	**(Rm)**	**(Rm)**	**(Rm)**	**(Rm)**
Variation in NPV at 0% DCF							
Revenue	(53.7)	(8.1)	37.6	78.3	110.0	139.3	169.9
Total Working Costs	139.3	119.8	100.3	78.3	52.3	21.3	(9.6)
Capital	92.1	86.4	82.3	78.3	74.3	70.3	64.1
Variation in NPV at 16% DCF							
Revenue	(52.2)	(21.4)	9.4	37.5	60.2	80.9	102.5
Total Working Costs	80.7	66.9	53.2	37.5	19.5	(1.3)	(22.0)
Capital	52.7	47.0	42.2	37.5	32.7	28.0	22.0

Table 13.8: Bonanza Project (including Inferred Resources): Nominal NPV – single parameter sensitivity

Sensitivity Range – Revenue	–30%	–20%	–10%	0%	10%	20%	30%
Sensitivity Range – Working Costs	–15%	–10%	–5%	0%	5%	10%	15%
Sensitivity Range – Capital	–15%	–10%	–5%	0%	5%	10%	15%
Currency	(Rm)	(Rm)	(Rm)	(Rm)	(Rm)	(Rm)	(Rm)
Variation in NPV at 0% DCF							
Revenue	(69.8)	(11.0)	47.7	94.9	135.1	172.8	214.0
Total Working Costs	176.3	150.0	123.7	94.9	64.8	23.0	(18.7)
Capital	109.5	104.7	98.9	94.9	90.9	86.9	82.8
Variation in NPV at 16% DCF							
Revenue	(60.9)	(23.1)	14.8	46.6	73.9	99.3	126.7
Total Working Costs	101.0	83.5	66.0	46.6	26.2	(0.4)	(26.9)
Capital	62.2	57.1	51.4	46.6	41.9	37.1	32.4

Table 13.9: Bonanza Project (excluding Inferred Resources): Nominal NPV sensitivity – varying twin parameter at 16% discount

NPV (Rm)		Revenue Sensitivity						
		–30%	–20%	–10%	0%	10%	20%	30%
	–15%	(21.1)	9.7	37.5	60.1	80.8	102.0	123.8
	–10%	(31.5)	(0.7)	30.1	53.2	73.9	94.6	117.1
	–5%	(41.9)	(11.1)	19.8	44.7	67.1	87.8	110.5
TWC Sensitivity	0%	(52.2)	(21.4)	9.4	37.5	60.2	80.9	102.5
	5%	(62.6)	(31.8)	(1.0)	29.8	53.4	74.1	94.8
	10%	(73.0)	(42.1)	(11.3)	19.5	44.7	67.2	87.9
	15%	(83.3)	(52.5)	(21.7)	9.1	37.5	60.4	81.1

Table 13.10: Bonanza Project (including Inferred Resources): Nominal NPV sensitivity – varying twin parameter at 16% discount

NPV (Rm)		Revenue Sensitivity						
		–30%	–20%	–10%	0%	10%	20%	30%
	–15%	(21.1)	16.8	47.6	74.8	100.1	127.4	152.2
	–10%	(34.4)	3.5	38.5	66.0	91.4	118.0	143.7
	–5%	(47.7)	(9.8)	28.0	56.5	82.6	108.0	135.2
TWC Sensitivity	0%	(60.9)	(23.1)	14.8	46.6	73.9	99.3	126.7
	5%	(74.2)	(36.3)	1.5	37.5	65.2	90.5	117.3
	10%	(87.5)	(49.6)	(11.7)	26.2	55.6	81.8	107.2
	15%	(100.8)	(62.9)	(25.0)	12.9	45.6	73.0	98.4

13.6.2 Modder East

Table 13.11: Modder East: variation of Nominal NPV with discount factors

Discount Factor (%)	NPV (Rm)
0%	1,197.9
4%	872.8
8%	640.6
12%	472.4
16%	348.9
20%	257.2
24%	188.4

Table 13.12: Modder East: Nominal NPV – single parameter sensitivity

Sensitivity Range – Revenue	–30%	–20%	–10%	0%	10%	20%	30%
Sensitivity Range – Working Costs	–15%	–10%	–5%	0%	5%	10%	15%
Sensitivity Range – Capital	–15%	–10%	–5%	0%	5%	10%	15%
Currency	**(Rm)**	**(Rm)**	**(Rm)**	**(Rm)**	**(Rm)**	**(Rm)**	**(Rm)**
Variation in NPV at 0% DCF							
Revenue	532.6	753.6	978.2	1,197.9	1,417.6	1,637.3	1,866.1
Total Working Costs	1,435.0	1,356.0	1,276.9	1,197.9	1,118.8	1,039.8	960.8
Capital	1,260.5	1,239.6	1,218.8	1,197.9	1,177.0	1,156.2	1,135.3
Variation in NPV at 16% DCF							
Revenue	95.3	180.8	266.0	348.9	431.8	514.6	601.4
Total Working Costs	443.3	411.8	380.4	348.9	317.4	286.0	254.5
Capital	398.4	381.9	365.4	348.9	332.4	315.9	299.4

Table 13.13: Modder East: Nominal NPV sensitivity – varying twin parameter at 16% discount

NPV (Rm)		Revenue Sensitivity						
		–30%	–20%	–10%	0%	10%	20%	30%
	–15%	144.0	230.4	313.2	396.1	479.0	565.6	647.6
	–10%	127.7	214.6	297.5	380.4	463.2	549.5	632.2
	–5%	111.5	198.9	281.8	364.6	447.5	531.7	616.8
TWC Sensitivity	0%	95.3	180.8	266.0	348.9	431.8	514.6	601.4
	5%	79.1	163.7	250.3	333.2	416.0	498.9	586.0
	10%	62.9	147.5	234.6	317.4	400.3	483.2	569.0
	15%	44.3	131.3	218.8	301.7	384.6	467.4	551.3

14. SUMMARY EQUITY VALUATION AND CONCLUDING REMARKS

14.1 Summary Equity Valuation

This section provides a summary valuation for Aflease based on an aggregation of the following:

- NAV for the LoM plans as represented by the NPVs as included in Section 13;
- Unallocated corporate expenses valued on the basis of a DCF approach for the projected LoM plans; and
- Balance sheet adjustments to account for debt and cash position at 1 January 2004.

The summary equity valuation for Aflease, which excludes any impact of Secondary Taxation on Companies ("STC"), is presented in Table 14.1.

Table 14.1: Aflease – Summary Equity Valuation

			Base Case
Gold Projects			
	Bonanza (Rietkuil) (incl Inf Res)[(1)]	(Rm)	46.6
	Modder East (NKMC)[(2)]	(Rm)	348.9
Total Asset Valuation		**(Rm)**	**395.5**
Adjustments			
	Unallocated Corporate Expenses[(3)]	(Rm)	(29.2)
	Environmental Liabilities[(4)]	(Rm)	(10.7)
	Net (debt)/cash at 1 January 2004[(5)]	(Rm)	(93.0)
Equity Value		(Rm)	262.6
	Shares in issue (millions)[(6)]		211.0
DCF Value per share (R) – Aflease		(R)	1.24

(1) Including Inferred Resources, based on the NPV of LoM plan at 16% nominal DCF (Table13.6).

(2) Based on NPV of LoM plan at 16% nominal DCF (Table 13.11).

(3) Unallocated corporate expenses for LoM, discounted at 16%.

(4) The difference between the estimated closure cost of R22.6 million for the Klerksdorp operations and the balance in the trust fund (R6 million), which is considered by Aflease to be a corporate liability, discounted at 16%. This amount excludes any environmental liabilities or rehabilitation requirements associated with the Gold Projects.

(5) Net debt/cash position as supplied by Aflease as at 1 January 2004.

(6) 210,952,406 shares in issues as at 1 January 2004.

14.2 Concluding Remarks

In considering the valuation as derived herein, SRK notes the sensitivity of Aflease to both macro-economic and commodity price forecasts.

Non-achievement of the forecasted gold prices will have a significant impact on the valuation of Aflease, notwithstanding the benefits derived from a strengthening ZAR.

The views expressed by SRK in this CPR have been based on the fundamental assumption that the required management resources and pro-active management skills to access the adequate capital necessary to achieve the LoM plan projections for the Gold Projects are sustained.

SRK has conducted a comprehensive review and assessment of all material issues likely to influence the future operations of the Gold Projects. The LoM plans for the Gold Projects, as provided to and taken in good faith by SRK, have been reviewed in detail for appropriateness, reasonableness and viability, including the existence of and justification for departures from historical performance. Where material differences were found, these were discussed with Aflease and adjusted where considered appropriate. SRK considers that the resulting TEPs are based on sound reasoning, engineering judgement and technically achievable plans, within the context of the risks associated with the South African mining industry.

Mr H G Waldeck PrEng,
Partner and Competent Person for
Mineral Reserves and the CPR,
SRK Consulting

Dr M Harley PrSciNat,
Partner and Competent Person for Mineral
Resources,
SRK Consulting

Ms F Cessford PrSciNat
Principal Environmental Scientist
SRK Consulting

Mr V Hills PrEng
Associate Principal Metallurgist
SRK Consulting

Mr M Wanless
Senior Geologist
SRK Consulting

Mr K Owen
Associate Consultant
SRK Consulting

Mr A J McDonald CEng
Principal Engineer
SRK Consulting

Mr L Barnes CEng
Senior Mining Geologist
SRK Consulting

GLOSSARY, ABBREVIATIONS AND UNITS

GLOSSARY

Aeromagnetic	A geophysical technique of exploring an area by measuring the magnetic intensity of the rock from an aircraft.
Andesite	A gray, fine-grained volcanic rock, chiefly plagioclase and feldspar.
Anticline	A fold with strata sloping downward on both sides from a common crest.
Archean	Of or belonging to the earlier of the two divisions of Precambrian time, from approximately 3.8 to 2.5 billion years ago, marked by an atmosphere with little free oxygen, the formation of the first rocks and oceans, and the development of unicellular life.
arenaceous	Sandy or consisting largely of sand; of the nature of sand; easily disintegrating into sand; friable; as, arenaceous limestone.
Arenite	A general name for sedimentary rocks composed of sand-sized fragments irrespective of composition; e.g., sandstone, graywacke, arkose, and calcarenite.
Arsenopyrite	A silver-white to gray arsenic ore, essentially FeAsS.
Assay	The chemical analysis of ore samples to determine their metal content.
Chromite	An iron bearing chromium oxide mineral
Cobaltite	A rare silver-white to gray mineral, cobalt sulfarsenide, CoAsS, that is a cobalt ore and is used in ceramics.
Detrital	Disintegrated or eroded matter.
Dip	Inclination of geological features from the horizontal.
Dolerite	Any dark, igneous rock composed chiefly of silicates of iron and magnesium with some feldspar.
Dyke	Thick, tabular vertical or near-vertical bodies of igneous rock formed by magmatic injection into planar zones of weakness such as faults or fractures.
Epigenetic	Change in the mineral content of a rock because of outside influences.
Fire Assay	The assaying of metallic ores by methods requiring the use of furnace heat.
Flame AA	An instrumental technique for determining the metal content in a sample by measuring the absorption of light at specific wavelengths by atoms of particular metals.
Footwall	The underlying side of a stope or orebody.
Fuchsite	Fuchsite is a dark green variety of muscovite, the green colour is the result of chromium impurities.
Geozone	An area defined by geological characteristics.
Graben	A depression between geological faults.
Hangingwall	The overlying side of an orebody or stope.
Igneous	Derived from molten rock that originated beneath the earth's surface and solidifies at or near the earth's surface.
Indicated Mineral Resource	That portion of a Mineral Resource for which quantity and quality are estimated with a lower degree of certainty than for a Measured Mineral Resource. The sites used for inspection, sampling, and measurement are too widely or inappropriately spaced to enable the material or its continuity to be defined or its grade throughout to be established.

Inferred Mineral Resource	That part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that may be limited, or of uncertain quality and reliability.
Kaapvaal Craton	The ancient proto-continental crystalline basement of South Africa.
Kriging	An interpolation method that minimises the estimation error in the determination of a mineral resource.
Lenticular	Convex on both sides.
Leucoxene	A nearly opaque white mineral, in part identical with titanite, observed in some igneous rocks as the result of the alteration of titanic iron.
Lutites	Fine grained sedimentary rocks; siltstones or mudstones.
Measured Mineral Resource	That portion of a Mineral Resource for which the tonnage or volume is calculated from dimensions revealed in outcrops, pits, trenches, drill-holes, or mine workings, supported where appropriate by other exploration techniques. The sites used for inspection, sampling and measurement are so spaced that the geological character, continuity, grades and nature of the material are so well defines that the physical character, size, shape, quality and mineral content are established with a high degree of certainty.
Mesozoic	Of, belonging to, or designating the era of geologic time that includes the Triassic, Jurassic, and Cretaceous periods and is characterized by the development of flying reptiles, birds, and flowering plants and by the appearance and extinction of dinosaurs.
Metamorphism	The process by which rocks are altered in composition, texture, or internal structure by extreme heat, pressure, and the introduction of new chemical substances.
Minerals Act	The Minerals Act 50 of 1991.
Mineral Reserve	The economically mineable material derived from a Measured and/or Indicated Mineral Resource. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.
Mineral Resource	A concentration [or occurrence] of material of economic interest in or on the Earth's crust in such a form, quality, and quantity that there are reasonable and realistic prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a Mineral Resource are known, estimated from specific geological knowledge, or interpreted from a well constrained and portrayed geological model.
Oligomictic	One type of clast, usually stable, usually quartz.
Overburden	Material overlying a useful mineral deposit.
Overturned	Said of a fold, or the limb of a fold, that has tilted beyond the perpendicular. The sequence of strata thus appears reversed.
Pericline	A general term for a fold in which the dip of the beds has a central orientation; beds dipping away from a center form a dome, and beds dipping toward a center form a basin.
Polymictic	Contain an assortment of different kinds of clasts.
Porphyry	Rock containing relatively large conspicuous crystals, especially feldspar, in a fine-grained igneous matrix.
Prill	The button of metal from an assay.
Proterozoic	Of or relating to the later of the two divisions of Precambrian time, from approximately 2.5 billion to 570 million years ago, marked by the buildup of oxygen and the appearance of the first multicellular eukaryotic life forms.

Pyrite	Common iron sulphide mineral.
Pyrrhotite	Common iron sulphide mineral.
Reef	A precious metal bearing stratiform tabular orebody.
Resource	A tonnage or volume of rock or mineralisation or other material of intrinsic economic interest, the grades, limits and other appropriate characteristics of which are known with a specified degree of knowledge.
RoM	Run-of-Mine.
Rudite	A general name used for consolidated sedimentary rocks composed of rounded or angular fragments coarser than sand (granules, pebbles, cobbles, boulders, or gravel or rubble); e.g., conglomerate, breccia and calcirudite.
SAMREC Code	South African Code for reporting of Mineral Resources and Mineral Reserves.
Sichel t	An estimator that is generally used for estimating the average grade of an ore-body where the distribution of the element sought is lognormal.
Sill	An approximately horizontal sheet of igneous rock intruded between older rock beds.
Spinel	A hard, variously colored mineral with composition MgAl2O4, having usually octahedral crystals and occurring in igneous and carbonate rocks. The red variety is valued as a gem and is sometimes confused with ruby.
Stope	Underground excavation created by mining.
Stripping Ratio	Ratio of waste to ore in an open pit operation.
Synform	A fold in rocks in which the rock layers dip inward from both sides toward the axis.
Syngenetic	Formed at the same time.
Tailings	Refuse or dross remaining after ore has been processed.
Unconformities	A surface between successive strata representing a missing interval in the geologic record of time and produced either by an interruption in deposition or by the erosion of depositionally continuous strata followed by renewed deposition.
Uraninite	A complex brownish-black mineral, UO2, forming the chief ore of uranium and containing variable amounts of radium, lead, thorium, and other elements. It is isomorphous with thorianite.
Variogram	A measure of the average variance between sample locations as a function of sample separation.

ABBREVIATIONS

AARL	Anglo American Research Laboratories.
AAS	Atomic Absorption Spectrometry.
Ag	chemical symbol for silver.
Au	chemical symbol for gold.
BEE	Black Economic Empowerment.
BIR	Bonanza Intermediate Reef.
BLR	Bonanza Lower Reef.
BUR	Bonanza Upper Reef.
CPR	Competent Persons' Report.
DCF	Discounted Cash Flow.
DD	Diamond Drilling.
DEAT	Department of Environmental Affairs and Tourism.
DME	Department of Minerals and Energy.
DMS	Dense Media Separation.
DTM	Digital Terrain Model.
DWAF	Department of Water Affairs and Forestry.
ECA	Environmental Conservation Act.
EMP	Environmental Management Programme.
EMPR	Environmental Management Programme Report.
EMS	Environmental Management System.
EP	Exploration Properties.
EPCM	Engineering Procurement and Construction Management.
EW	Electrowinning.
FAG	Fully Autogenous Grinding.
Fe	chemical symbol for iron.
FM	Financial Models.
FoG	fall of Ground.
HCL	Hydrochloric Acid.
HDSA	Historically Disadvantaged South Africans.
HF	Hydrofluoric Acid.
JSE	JSE Securities Exchange South Africa.
LoM	Life-of-Mine.
MCF	Mine Call Factor.
MPRDA	Mineral and Petroleum Resources Development Act.
NAV	Net Asset Value.
NPV	Net Present Value.
NWA	National Water Act.
Opex	Operating Expenditure.
PPT	Precipitation.

P&G's	Preliminary and Generals.
RAB	Rotary Air Blast Drilling.
RC	Reverse Circulation Drilling.
RMR	Rock Mass Rating.
RoM	Run of Mine.
RQD	Rock-Quality-Density.
RWD	Return Water Dam.
SACNASP	South African Council for Natural Scientific Professions.
SARS	South African Revenue Services.
SHE	Safety Health and Environment.
SRK	Steffen, Robertson and Kirsten (South Africa) (Pty) Limited.
SRK Group	SRK Global Limited.
TEC	Total Employees Costed.
TEM	Technical-economic models.
TEP's	Technical-economic projections.
TS	Transvaal Sequence.
TWC	Total Working Cost.
WACC	Weighted Average Cost of Capital.
WUL	Water Use Licence.
WULA	Water Use Licence Application.

UNITS

cm	a centimetre.
g	grammes.
g/t	grammes per metric tonne – metal concentration.
ha	a hectare.
km	a kilometre.
koz	a thousand ounces.
kt	a thousand metric tonnes.
m	a metre.
mt	a million metric tonnes.
oz	a fine troy ounce equalling 31.10348 grammes.
t	a metric tonne.
tm-3	density measured as metric tonnes per cubic metre.
US$	United States Dollar.
R	South African Rand.
Rm	million Rand.
°	degrees.
'	minutes.
%	percentage.

THE AFRIKANDER LEASE LIMITED

(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration number 1921/006955/06)
Share code: AFL ISIN: ZAE 000000253
("Aflease" or "the Company")

NOTICE OF GENERAL MEETING

Notice is hereby given that a general meeting of the ordinary shareholders of Aflease will be held at the registered office of the Company, Block A, Empire Park, 55 Empire Road, Parktown, Johannesburg, at 10:00 on Thursday, 23 September 2004 ("general meeting") for the purpose of considering and, if deemed fit, passing, with or without modification, the following special and ordinary resolutions:

SPECIAL RESOLUTION

"RESOLVED THAT, in terms of section 75(1)(a) of the Companies Act, No 61 of 1973, as amended, the authorised share capital of the Company being R6 000 000 comprising 300 000 000 ordinary par value shares of 2 cents each be and is hereby increased, with effect from registration of this special resolution number 1, with R4 000 000 to an amount of R10 000 000 by the creation of an additional 200 000 000 ordinary par value shares of 2 cents each, such new ordinary par value shares ranking pari passu with the existing authorised shares in the share capital of the Company, and that the Memorandum of Association of the Company be and is hereby amended accordingly.

The authorised share capital of the Company after the registration of this special resolution, will be R10 000 000 comprising 500 000 000 ordinary par value shares of 2 cents each."

The reason and effect of the special resolution

The reason for the special resolution is to increase the authorised share capital of the Company to facilitate:

- the share swap between Aflease and Randgold and Exploration Company Limited ("Randgold") in terms of which Aflease will issue 94 000 000 ordinary shares of 2 cents per share ("Aflease swap shares") to Randgold in exchange for 9 400 000 Randgold ordinary shares of 1 cent per share, fully paid-up, in the issued share capital of Randgold ("Randgold swap shares") in terms of the share swap agreement entered into between Aflease and Randgold.
- the conversion of the outstanding balance on the loan of R50 000 000 advanced by Randgold to Aflease bearing interest at prime plus 1.5%, which is payable on the last day of the 12-month period following closure of the share swap ("the Randgold loan") through either the:
  - issue of sufficient ordinary shares at R2,75 per ordinary share plus an American option; or
  - issue of ordinary shares at 90% of the 30-day trade weighted average price of ordinary shares at the date that the outstanding balance on the Randgold loan is repaid ("the Randgold loan conversion").

The effect of the special resolution is that the ordinary shares of 2 cents each of the Company not in issue will increase from 86 760 595 ordinary shares to 286 760 595 ordinary shares.

ORDINARY RESOLUTION NUMBER 1

"RESOLVED THAT, subject to the passing and registration of the special resolution set out in the notice convening the general meeting at which, *inter alia*, this ordinary resolution number 1 will be proposed;

- the 286 760 595 ordinary shares in the unissued authorised share capital of the Company be placed under the control of the directors, and that the directors be hereby authorised and empowered to allot, issue and otherwise dispose thereof to such person or persons and on such terms and conditions as the directors may from time to time determine, including, without limitation, to give effect to the share swap agreement entered into between Aflease and Randgold and the Randgold loan conversion, subject to the provisions of sections 221 and 222 of the Companies Act No 61 of 1973, as amended, and the Listings Requirements of the JSE Securities Exchange South Africa ("JSE")."

ORDINARY RESOLUTION NUMBER 2

"RESOLVED THAT, subject to the passing and registration of the special resolution set out in the notice convening the general meeting at which, *inter alia*, this ordinary resolution number 2 will be proposed, a transaction between Aflease and Randgold:

in terms of which:

- Aflease will issue the Aflease swap shares at R1.34 per ordinary share, being the closing price of Aflease ordinary shares on the JSE on 29 July 2004, to Randgold in exchange for the Randgold swap shares; and
- Randgold shall advance to the Company the Randgold loan,

the material terms of which are embodied in the share swap and the Randgold loan agreement ("the agreement"), a copy of which has been tabled at the general meeting and initialled by the Chairperson of the general meeting for purposes of identification,

be and is hereby approved."

The Listings Requirements of the JSE provide that this ordinary resolution number 2 must be approved by a 75% majority of the votes cast in favour of this ordinary resolution number 2 by all ordinary shareholders of the Company present in person or by proxy at the general meeting convened, *inter alia*, to approve this ordinary resolution number 2, excluding Neal Froneman, for reasons stated in paragraph 5.7.1, and Randgold and/or Viking Pony and/or Trinity (but not including in this exclusion any clients of Trinity, who holds ordinary shares over which Trinity exercises no influence) and/or Kabusha and any of their subsidiaries , who are deemed by the SRP as concert parties in terms of the SRP Code on Take-overs and mergers, established in terms of section 440B of the Companies Act ("Code"),

The transaction as set out above is deemed by the JSE to be a specific issue of shares for cash by Aflease.

ORDINARY RESOLUTION NUMBER 3

"RESOLVED THAT, the shareholders of Aflease agree to waive their right to receive a mandatory offer from Randgold and/or Viking Pony and/or Kabusha and/or Trinity and/or any of their subsidiaries ("the relevant parties") in terms of Rule 8 of the Code under circumstances where any one of the relevant parties on its own, or together with any one or more of the other relevant parties, become(s) the holder of 35% or more of the issued share capital of the Company as a result of the share swap agreement and/or the Randgold loan."

In terms of Rule 8.7 of the Code, this resolution needs to be passed by a majority of independent votes i.e excluding the votes of Randgold and/or Viking Pony and/or Trinity (but not including in this exclusion any clients of Trinity, who holds ordinary shares over which Trinity exercises no influence) and/or Kabusha and any of their subsidiaries, but not including clients of Trinity, who holds ordinary shares over which Trinity exercises no influence, who are deemed by the SRP as concert parties in terms of the Code.

ORDINARY RESOLUTION NUMBER 4

"RESOLVED THAT any member of the board of directors of the Company be and is hereby authorised to take all such steps and to sign all such documents as are necessary to give effect to the special and ordinary resolutions passed at the general meeting at which this ordinary resolution number 4 is proposed."

VOTING AND PROXIES

On a show of hands, every ordinary shareholder present in person or represented by proxy shall have one vote only. On a poll, every ordinary shareholder of the Company present in person or represented by proxy shall have one vote for every ordinary share held.

Dematerialised ordinary shareholders, other than those with "own-name" registration

A dematerialised ordinary shareholder who does not have "own-name" registration and who wishes to attend and vote at the general meeting or wishes to send a proxy must advise his Central Securities Depository Participant ("CSDP") or broker with his instructions for voting at the general meeting. If the CSDP or broker, as the case may be, does not obtain the aforesaid instructions timeously, they will be obliged to act in terms of the mandate furnished to them by such ordinary shareholders, or if the mandate is silent in this regard, to abstain from voting.

Unless the dematerialised ordinary shareholders who do not have "own-name" registration, advise their CSDP or broker within the time periods specified in the agreement between such ordinary shareholders and their CSDP or broker that

they wish to attend the general meeting or send a proxy to represent them at the general meeting, the CSDP or broker will assume that they do not wish to attend the general meeting or send a proxy. If the dematerialised ordinary shareholder who does not have "own-name" registration wishes to attend the general meeting he must request his CSDP or broker to issue them with the necessary letter of authority.

Holders of dematerialised ordinary shares, other than "own-name" dematerialised ordinary shareholdeıs, must **not** complete the attached form of proxy.

Certificated ordinary shareholders and dematerialised ordinary shareholders with "own-name" registration

Ordinary shareholders holding dematerialised ordinary shares in their own name, or who hold ordinary shares that are not dematerialised, and who are unable to attend the general meeting and wish to be represented thereat, must complete the attached form of proxy in accordance with the instructions therein and lodge it with or mail it to the transfer secretaries of the Company namely, Computershare Investor Services 2004 (Pty) Limited:

Hand deliveries to:

Computershare Investor Services 2004 (Pty) Limited
Ground Floor
70 Marshall Street
Johannesburg 2001

Postal deliveries to:

Computershare Investor Services 2004 (Pty) Limited
PO Box 61051
Marshalltown 2107

to be received by no later than 10:00 on Tuesday, 21 September 2004.

For and behalf of the directors of

THE AFRIKANDER LEASE LIMITED

JD Hill & Company
Company Secretary

Johannesburg
1 September 2004

PRINTED BY INCE (PTY) LTD

THE AFRIKANDER LEASE LIMITED

(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration number 1921/006955/06)
Share code: AFL ISIN: ZAE 000000253
("Aflease" or "the Company")

FORM OF PROXY

For use by certificated ordinary shareholders in Aflease or dematerialised ordinary shareholders in Aflease registered with own-name registration only, at the general meeting of Aflease ordinary shareholders to be held at the registered office of Aflease, Block A, Empire Park, 55 Empire Road, Parktown Johannesburg at 10:00 on Thursday, 23 September 2004 ("general meeting").

Dematerialised ordinary shareholders in Aflease who are not own-name shareholders, must inform their Central Securities Depository Participant ("CSDP") or broker of their intention to attend the general meeting and request their CSDP or broker to issue them with the necessary authorisation to attend the general meeting in person and vote or provide their CSDP or broker with their voting instructions should they not wish to attend the general meeting in person. **These ordinary shareholders in Aflease must not use this form of proxy but must contact their CSDP or broker as the Company will take no responsibility for ordinary shareholders in Aflease who do not contact their CSDP or broker timeously.**

I/We (name/s in BLOCK LETTERS) ______________________________

of ______________________________

being the holders of [ ] ordinary shares in the capital of the Company, do hereby appoint (see note):

1. ______________________________ or failing him/her,

2. ______________________________ or failing him/her,

3. the Chairperson of the general meeting,

as my/our proxy to act for me/us at the general meeting for purposes of considering and, if deemed fit, passing, with or without modification, the special and ordinary resolutions to be proposed thereat and at each adjournment thereof; and to abstain from voting for and/or against such resolutions in respect of the ordinary shares in Aflease registered in my/our name in accordance with the following instructions:

	Number of ordinary shares in Aflease		
	For	**Against**	**Abstain**
Special resolution – increase in authorised share capital			
Ordinary resolution number 1 – placing authorised but unissued ordinary shares in Aflease under the control of the directors			
Ordinary resolution number 2 – approval for the share swap and the Randgold loan			
Ordinary resolution number 3 – approval of the waiver of the right to receive a mandatory offer			
Ordinary resolution number 4 – authorising director(s)			

Signed at ______________________ on ______________________ 2004

Signature ______________________________

Assisted by (where applicable) ______________________________

Each ordinary shareholder in Aflease is entitled to appoint one or more proxies (who need not be an ordinary shareholder of the Company) to attend, speak and vote in place of that ordinary shareholder in Aflease at the general meeting.

Please read the notes on the reverse hereof.

Notes:

1. The form of proxy should only be used by ordinary shareholders in Aflease who hold ordinary shares in Aflease that are not dematerialised or who hold dematerialised ordinary shares in Aflease in their own name.
2. An ordinary shareholder in Aflease entitled to attend and vote at the general meeting may insert the name of a proxy or the names of two alternative proxies of the shareholder's choice in the space provided, with or without deleting "the Chairperson of the general meeting". A proxy need not be an ordinary shareholder of the Company. The person whose name stands first on this form of proxy and who is present at the general meeting will be entitled to act as proxy to the exclusion of those whose names follow.
3. An ordinary shareholder is entitled to one vote on a show of hands and, on a poll, one vote in respect of each share held. An ordinary shareholder's instructions to the proxy must be indicated by inserting the relevant number of votes exercisable by that shareholder in the appropriate box. Failure to comply with this will be deemed to authorise the proxy to vote or to abstain from voting at the general meeting as he deems fit in respect of all the ordinary shareholder's votes.
4. A vote given in terms of an instrument of proxy shall be valid in relation to the general meeting, notwithstanding the death of the person granting it, or the revocation of the proxy, or the transfer of the ordinary shares in Aflease in respect of which the vote is given, unless an intimation in writing of such death, revocation or transfer is received by the transfer secretaries not less than 48 hours before the commencement of the general meeting.
5. If an ordinary shareholder in Aflease does not indicate on this form of proxy that his proxy is to vote in favour of or against any special or ordinary resolution(s) or to abstain from voting, or gives contradictory instructions, or should any further resolution(s) or any amendment(s) which may properly be put before the general meeting be proposed, the proxy shall be entitled to vote as he thinks fit.
6. The Chairperson of the general meeting may reject or accept any form of proxy which is completed and/or received, other than in compliance with these notes.
7. The completion and lodging of this form of proxy will not preclude the relevant shareholder from attending the general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof, should such ordinary shareholder in Aflease wish to do so.
8. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity must be attached to this form of proxy, unless previously recorded by the Company or unless this requirement is waived by the Chairperson of the general meeting.
9. A minor or any other person under legal incapacity must be assisted by his/her parent or guardian, as applicable, unless the relevant documents establishing his/her capacity are produced or have been registered by the Company.
10. Where there are joint holders of ordinary shares in Aflease:
    - any one holder may sign the form of proxy;
    - the vote(s) of the senior shareholders (for that purpose seniority will be determined by the order in which the names of ordinary shareholders in Aflease appear in the Company's register of shareholders) who tenders a vote (whether in person or by proxy) will be accepted to the exclusion of the vote(s) of the other joint shareholder(s).
11. Forms of proxy should be lodged with or mailed to:

    Hand deliveries to:

    Computershare Investor Services 2004 (Pty) Limited
    Ground Floor
    70 Marshall Street
    Johannesburg 2001

    Postal deliveries to:

    Computershare Investor Services 2004 (Pty) Limited
    PO Box 61051
    Marshalltown 2107

    to be received by no later than 10:00 on Tuesday, 21 September 2004.
12. Any alteration or correction made to this form of proxy, other than the deletion of alternatives, must be initialled by the signatory(ies).

CORPORATE INFORMATION AND ADVISORS

SECRETARY AND BUSINESS ADDRESS

JD Hill & Company
Block A
Empire Park
55 Empire Road
Parktown, Johannesburg 2193
(Postnet Suite 271, Private Bag X30500, Houghton 2041)

REGISTERED ADDRESS

C/o JD Hill & Company
93 Bedford Avenue
Benoni 1501

INVESTMENT BANK AND SPONSOR

Nedbank Capital
A division of Nedbank Limited
(Registration number 1951/000009/06)
135 Rivonia Road
Sandton 2196
(PO Box 1144, Johannesburg 2000)

INDEPENDENT REPORTING ACCOUNTANTS

PricewaterhouseCoopers Inc
(Registration number 1998/012055/21)
2 Eglin Road
Sunninghill 2157
(Private Bag X36, Sunninghill 2157)

PRINCIPAL BANKERS

The Standard Bank of South Africa Limited
(Registration number 1962/000738/06)
9th Floor, Standard Bank Centre
5 Simmonds Street
Johannesburg 2001
(PO Box 61029, Marshalltown 2107)

ATTORNEYS

Werksmans Incorporated
(Registration number 1990/007215/21)
155, 5th Street
Sandton 2196
(Private Bag 10015, Sandton 2146)

TRANSFER SECRETARIES

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(Registration number 2004/003647/07)
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Johannesburg 2001
(PO Box 61051, Marshalltown 2107)

INDEPENDENT TECHNICAL ADVISORS

Steffen, Robertson and Kirsten (South Africa) (Proprietary) Limited
(Registration number 1995/012890/07)
SRK House
265 Oxford Road
Illovo 2196
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(Registration number 2000/031575/07)
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aflease
The Afrikander Lease Limited

(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration number 1921/006955/06)
("Aflease" or "the company")
(ISIN Number: ZAE000000253 Share Code: AFL)

1 July 2004

Dear Aflease shareholder

AFLEASE'S RESPONSE TO ROGER MARGO'S PUBLIC ATTACK ON THE COMPANY AND ITS OFFICIALS

In February 2003 Aflease finalised the acquisition of 100% of the issued share capital of New Kleinfontein Mining Company Limited ("NKMC"), primarily to obtain the mineral rights to the prospective Modder East project. At the insistence of Aflease's major shareholders Neal Froneman (who through the Neal Froneman Consortium owned a substantial interest in NKMC) joined Aflease as Chief Executive Officer shortly thereafter.

In the 18 months since the acquisition the Modder East project has lived up to the potential which Neal and the rest of his Consortium recognized. Details of the current status of the project are contained in the letter sent to Aflease shareholders on 8 April 2004.

At the Annual General Meeting of Aflease held on Monday 28 June 2004, Mr. Roger Margo, who claims to represent certain undisclosed minority shareholders of NKMC, read out a statement. The statement resulted in a defamatory article which was published in the Business Day on 29 June 2004.

Mr. Margo, without any prior communication with Aflease, Mr. Steyn, Mr. Froneman or the Neal Froneman Consortium on any of the alleged issues, stated, inter alia that:

- Mr. Froneman was director of NKMC and that Mr. Steyn was the CFO of NKMC at the time of the NKMC shareholders meeting held on 3 October 2002, at which NKMC shareholders approved the requisite resolutions to enable NKMC to proceed with a claw-back rights offer;
- the Neal Froneman Consortium had reached agreement with Aflease at the time of the NKMC shareholders meeting held on 3 October 2002, in terms of which Aflease would acquire the NKMC shares from the Neal Froneman Consortium;
- the NKMC circular to shareholders in respect of the claw-back rights offer painted a bleak picture of NKMC and its prospects and that he and other minority shareholders of NKMC declined to take up the shares to which they were entitled;
- Mr. Steyn allegedly made certain misleading statements at the 3 October 2002 NKMC shareholders meeting; and
- Messrs. Steyn and Froneman had acted in a fraudulent manner.

Mr. Marais Steyn in his capacity as Financial Director of Aflease commented on the allegations in the Business Day article. In an effort to rectify any perceptions which may have been created by Mr. Roger Margo's statements we state some of the relevant facts below.

The Aflease Board of Directors has been informed by the Neal Froneman Consortium, (the members of which are contained in the Aflease circular dated 3 February 2003) that it considers the statements by Mr. Roger Margo to be malicious and devoid of any truth.

The truth relating to the above allegations is the following:

- Mr. Roger Margo was not reflected as a shareholder on the NKMC share register at 3 October 2002 nor was he present at the NKMC shareholders meeting on 3 October 2002;
- Mr. Froneman was not a director of NKMC on 3 October 2002, and was only appointed a director of NKMC with effect from 30 October 2002, which was after the close of the NKMC claw-back rights offer. Mr. Froneman declined to join the board of NKMC earlier as he was advised that NKMC was trading under technically insolvent circumstances. Mr. Steyn has never been a director, the CFO or an employee of NKMC;

- the agreement to which Mr. Roger Margo referred was conditional upon, inter alia, Aflease board approval. On 20 September 2002 the Aflease Board of Directors met and declined to approve the agreement as it had certain concerns regarding, inter alia, the solvency of NKMC. It follows that at the time of the NKMC general meeting on 3 October 2002, the Neal Froneman Consortium had no agreement with Aflease. This agreement never became effective. The Neal Froneman Consortium and Aflease entered into a new agreement on 30 October 2002 once the concerns raised by the Aflease Board of Directors had been addressed;
- the NKMC board included the director's responsibility statement in the NKMC claw-back rights offer circular stating, inter alia, that "they have considered the statements of fact contained in the circular and collectively and individually accept responsibility for the accuracy of the information contained in the circular and certify that to the best of their knowledge and belief that there are no omissions of material facts or considerations which would make any statement of fact or opinion contained in this circular false or misleading and that they have made all reasonable enquiries to ascertain such facts";
- all statements made by Mr. Steyn at the NKMC shareholders meeting on 3 October 2002 were factually correct and not in any way misleading. In fact 61% of all of the NKMC shareholders followed their rights in terms of the claw-back rights offer;
- the NKMC circular presented the factual position of NKMC as at the date of the NKMC circular and furthermore had the Neal Froneman Consortium not provided NKMC with the R10,5 million cash, NKMC would in all likelihood have, within a short period, gone into liquidation; and
- Mr. Steyn and Froneman acted in their capacities as investors in the Neal Froneman Consortium which was a shareholder in NKMC and creditor of NKMC.

It follows that Mr. Roger Margo's reckless and defamatory statements, given prominence in the Business Day are no more than a tissue of lies.

Following the allegations made by Mr. Roger Margo Aflease consulted its attorneys and senior council who have expressed a prima facie view to the effect that there are no grounds for criminal or civil action against Aflease, Messrs. Froneman and Steyn or the Neal Froneman Consortium.

Aflease, Mr. Steyn, Mr. Froneman and the Neal Froneman Consortium have instructed their attorneys to immediately take legal action against Mr. Roger Margo.

It is unfortunate that Mr. Margo saw fit to use Aflease's Annual General Meeting as an opportunity to air his allegations. Aflease and the Neal Froneman Consortium are satisfied that there is no merit in the allegations. Shareholders who require further information are welcome to contact either the Chairman of the Board on +27 21 6868572 or the Chief Executive Officer on +27 11 4823605.

If you do not already receive this update in e-mail format please forward your e-mail address to carol@aflease.com

Yours sincerely

Jean Nortier Chairman of the Board of Directors The Afrikander Lease Limited	**Neal Froneman** Chief Executive Officer The Afrikander Lease Limited

Consolidated Financial Results for the Quarter ended 31 March 2004

aflease

The Afrikander Lease Limited

(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration number 1921/006955/06)
("Aflease" or "the company")
(ISIN Number: ZAE000000253 Share Code: AFL)

Salient Features

1. Modder East project's mining authorization approved by DME.
2. Operating cash profit of R2,6 million achieved for the March quarter.
3. Capital expenditure program for organic growth to be funded via the placement and underwriting of equity totaling R182,5 million.
4. Bonanza reef and waste development on target.
5. Bonanza reef sample grade results in line with expectation.

Outlook

Aflease has since the middle of last year prepared the company for the current economic environment through its strategy of "Positioning for a Strong Rand". In 2003, Aflease suspended all marginal production and consequently is well positioned to ride out the current macro-economic climate. Production from the moth-balled operations can be restarted once economic conditions change. As such it is pleasing to note that a cash operating profit of R2,6 million* was achieved during the quarter under review. This marks a very significant turnaround from the previous quarter's cash operating loss of R9,7 million.

Under very difficult circumstances Aflease has been able to keep the development of the Bonanza South project on schedule and within budget. During the quarter under review 183 meters were developed on Reef and 481 meters of waste development took place. The reef sampling is also in line with expectations and is reflected elsewhere in this report.

The company has moved into a development phase in which it will remain until Bonanza South comes into production by the middle of 2005. During this phase Aflease will aggressively pursue the design and development of its existing assets and will also continue to consider external opportunities. Aflease's projects include the design of the high margin Modder East gold project and the exploitation of the exciting opportunities in the Uranium market. In line with the development-phase of the company the executive has been refocused. As such, Bruce Jones will assume the role of Technical Director.

On 2 May 2004, management was pleased to announce that the mining authorisation and the environmental rehabilitation management programme for Modder East was approved by the Department of Minerals and Energy.

The company's development activities will be funded through a R82,5 million private placement and an additional R100 million underwritten rights offer as announced on the 12 February 2004 and 19 March 2004 respectively. Further details of the rights offer will be announced as soon as possible.

* - *Included in revenue was the clean-up after the suspension of the CIL plant in December 2003.*

Financial Results

Highlights:-

Highlights:-	Unaudited Quarter To 31 Mar 2004	Unaudited Quarter To 31 Dec 2003	Unaudited Quarter To 31 Mar 2003	Reviewed Year To 31 Dec 2003
Gold Produced And Sold				
- kilograms -	93	381	191	1,222
- ounces	2,985	12,249	6,137	39,288
Cash Operating Cost Per Ton Mined (Before Non-recurring Items)*	-	104.67	67.78	79.01
Cash Operating Cost:-				
- Rand/Kg	79,785	109,599	134,280	122,258
- US$/oz	369	504	503	518
Cash Operating Profit/(Loss) (R'000)	2,578	(9,682)	(7,986)	(48,435)
Operating Loss (R '000) (Before Non-recurring Items)	(7,608)	(36,894)	(13,961)	(107,839)
Net Loss (R'000)	(8,690)	(333,211)	(13,961)	(409,622)
Headline Loss Per Share (Cents)	(4.10)	(49.85)	(7.76)	(95.16)
Basic Loss Per Share (Cents)	(4.10)	(161.44)	(7.76)	(217.40)

* *Excluding Underground Tonnage And Nett Costs Relating To Underground For The Dec 2003 Quarterly Results*

Operating Results:-

Operating Results:-	Unaudited Quarter To 31 Mar 2004	Unaudited Quarter To 31 Dec 2003	Unaudited Quarter To 31 Mar 2003	Reviewed Year To 31 Dec 2003
Tons Mined - Open Pit	-	343,466	378,159	1,799,361
Tons Mined - Underground	-	26,492	-	91,405
Tons Stacked - CIS	341,091	481,031	247,776	1,341,956
Tons Milled - CIL	21,557	500,823	-	1,262,518
Reef Meters Developed - Underground	183	-	-	-
Waste Meters Developed - Underground	481	-	-	-
Gold Produced And Sold (Kg)	93	381	191	1,222
Grade Stacked - CIS	0.33	0.15	1.03	0.47
Grade Milled - CIL	0.75	0.78	-	0.83
Gold Price Received				
- Rand/Kg	88,704	84,186	92,439	87,338
- Rand/oz	2,759	2,618	2,875	2,717
- US$/oz	407	389	350	367

Development Sampling Results:-

March 2004 Quarter:

Reef	Meters Sampled	Cmg/t	Channel Width (Cm)
Upper Reef	110	204	28
Lower Reef	30	343	82

Sampling Coverage = 77%

Income Statement:-

Income Statement:-	Unaudited Quarter To 31 Mar 2004 (R'000)	Unaudited Quarter To 31 Dec 2003 (R'000)	Unaudited Quarter To 31 Mar 2003 (R'000)	Reviewed Year To 31 Dec 2003 (R'000)
Revenue	9,987	32,075	17,644	100,964
Cash Operating Costs	7,409	41,757	32,559	160,629
Cash Movement In Lock-up	-	-	(6,929)	(11,230)
Cash Operating Profit/(Loss)	2,578	(9,682)	(7,986)	(48,435)
Amortisation And Depreciation	295	4,112	3,645	15,563
Non-cash Movement In Lock-up	4,071	-	-	4,767
Net Finance Costs	2,439	2,889	881	9,270
General And Administrative	2,490	3,117	530	9,165
Exploration Expenditure	891	2,012	919	5,557
Rehabilitation Provision	-	15,082	-	15,082
	(7,608)	(36,894)	(13,961)	(107,839)
Non Recurring Costs				
Decommissioning	-	4,142	-	6,744
Funding Expenses And Legal Fees	1,082	3,399	-	6,263
Fair Value Loss On Investments	-	301	-	301
Impairment Of Long Life Assets	-	230,325	-	230,325
Write Down Of Heap Leach And Other Stock Items	-	58,557	-	58,557
Operating Loss Before Taxation	(8,690)	(333,618)	(13,961)	(410,029)
Taxation	-	(407)	-	(407)
Loss Attributable To Ordinary Shareholders	(8,690)	(333,211)	(13,961)	(409,622)

Ratios:-

Ratios:-	Unaudited Quarter To 31 Mar 2004	Unaudited Quarter To 31 Dec 2003	Unaudited Quarter To 31 Mar 2003	Reviewed Year To 31 Dec 2003
(Loss)/Earnings Per Share (Cents):-				
- Cash Operating Profit/(Loss)	1.22	(4.69)	(4.44)	(25.71)
- Operating Loss (Before Non-recurring Items)	(3.59)	(17.88)	(7.76)	(57.23)
- Headline	(4.10)	(49.85)	(7.76)	(95.16)
- Basic	(4.10)	(161.44)	(7.76)	(217.40)
- Fully Diluted Headline	(3.94)	(47.99)	(7.64)	(91.28)
- Fully Diluted Basic	(3.94)	(155.41)	(7.64)	(208.53)
Net Asset Value Per Share (Cents):-	53.18	54.14	211.00	54.14
Weighted Average Number Of Ordinary Shares In Issue	212,111,373	206,393,754	179,946,779	188,421,148
Number Of Shares In Issue At End Of Period	213,192,739	210,952,406	188,292,090	210,952,406

The Fully Diluted Earnings Per Share Is Based Upon The Dilutive Effect Of Employee Share Options

Abridged Balance Sheet:-

Abridged Balance Sheet:-	Unaudited As At 31 Mar 2004 (R'000)	Reviewed As At 31 Dec 2003 (R'000)	Unaudited As At 31 Mar 2003 (R'000)
Assets			
Non-current Assets:-			
- Mining Assets	219,142	214,708	348,946
- Other Assets	222	222	9,583
- Leach Pads	-	-	39,221
- Investments	13,110	12,513	14,213
	232,474	227,443	411,963
Current Assets:-			
- Inventories	9,743	14,698	20,629
- Leach Pads	-	-	9,805
- Receivables And Prepayments	5,778	8,539	10,507
- Amounts Owing By Related Third Parties	100	86	881
- Bank And Cash Balances	5,129	12,482	21,585
	20,750	35,805	63,407
Total Assets	253,224	263,248	475,370
Equity And Liabilities			
Capital And Reserves:-			
- Ordinary Share Capital	4,264	4,219	3,766
- Share Premium	502,871	495,050	382,938
- Accumulated (Loss)/Earnings	(393,751)	(385,061)	10,600
	113,384	114,208	397,304
Non-current Liabilities:-			
- Interest Bearing Borrowings	51,247	63,391	28,462
- Rehabilitation And Closure Cost Obligations	20,610	20,610	4,500
- Amounts Owing To Related Third Parties	99	106	77
	71,956	84,107	33,039
Current Liabilities:-			
- Trade And Other Payables	24,495	17,145	27,016
- Provisions	6,635	8,794	5,576
- Current Portion Of Interest Bearing Borrowings	29,303	29,452	7,206
- Bank Overdraft Balances	7,451	9,542	5,229
	67,884	64,933	45,027
Total Equity And Liabilities	253,224	263,248	475,370

Abridged Cash Flow Statement:-

Abridged Cash Flow Statement:-	Unaudited Quarter To 31 Mar 2004 (R'000)	Unaudited Quarter To 31 Dec 2003 (R'000)	Unaudited Quarter To 31 Mar 2003 (R'000)	Reviewed Year To 31 Dec 2003 (R'000)
Cash Flow Generated From/(Utilised By) :-				
- Operating Activities	4,497	(44,813)	5,530	(102,791)
- Investing Activities	(5,326)	(17,787)	(124,461)	(146,697)
- Financing Activities	(4,433)	74,440	66,160	183,300
Net (Decrease)/Increase In Cash And Cash Equivalents	(5,262)	11,840	(52,771)	(66,188)
Cash & Cash Equivalents At Beginning Of Period	2,940	(8,900)	69,127	69,128
Cash & Cash Equivalents At End Of Period	(2,322)	2,940	16,356	2,940

Statement Of Changes In Equity:-

Statement Of Changes In Equity:-	Share Capital (R'000)	Share Premium (R'000)	Accum Profit (R'000)	Total Equity (R'000)
Balance At 31st December 2002	3,467	315,604	24,561	343,632
Issued During The Period	299	-	-	299
Share Premium	-	67,334	-	67,334
Net Loss After Taxation	-	-	(13,961)	(13,961)
Balance At 31st March 2003	3,766	382,938	10,600	397,304
Issued During The Period	453	-	-	453
Share Premium	-	112,112	-	112,112
Net Loss After Taxation	-	-	(395,661)	(395,661)
Balance At 31st December 2003	4,219	495,050	(385,061)	114,208
Issued During The Period	45	-	-	45
Share Premium	-	7,821	-	7,821
Net Loss After Taxation	-	-	(8,690)	(8,690)
Balance At 31st March 2004	4,264	502,871	(393,751)	113,384

Supplementary Information:-

Supplementary Information:-	Unaudited Quarter To 31 Mar 2004 (R'000)	Unaudited Quarter To 31 Dec 2003 (R'000)	Unaudited Quarter To 31 Mar 2003 (R'000)	Reviewed Year To 31 Dec 2003 (R'000)
Capital Commitments	500	2,000	30,000	2,000
Capital Expenditure	9,442	22,297	23,300	115,166
Asset Finance Leases:-	25,451	26,810	22,876	26,810
Less:- Short-term Portion	(9,303)	(9,452)	(6,137)	(9,452)
	16,148	17,358	16,739	17,358
The above finance leases are repayable over periods varying from one to five years and bear interest at an average rate of 10.85%				
Loan-Heap Leach Plant:-	8,924	8,924	8,924	8,924
The above loan is repayable in 2005 and bears interest at a rate of 15.25%.				
Loan-Nedbank:-	45,000	54,799	-	54,799
Less:- Short-term Portion	(20,000)	(20,000)	-	(20,000)
	25,000	34,799	-	34,799
The above is a three year facility and bears interest at a rate of Jibar plus a margin of 4% decreasing to 3%.				
Due to the temporary suspension of the Klerksdorp operations, the company is in breach of the terms of the loan agreement. The breach is however, an ongoing subject of discussion and alternative financing arrangements.	50,072	61,081	25,663	61,081

Security:-

1. The loan for the heap-leach plant is secured by movable equipment limited to R8m, bond over mineral rights for an amount of R11m and by a pledge and cession of all short-term insurance policies covering the heap leach plant.

2. The Nedbank loan facility is secured by a bond over mineral rights and the CIL plant as well as security over certain moveable assets.

Notes To The Financial Statements:-

1. The same accounting policies have been applied to the current year as were used in the prior year's Annual Financial Statements.
2. These financial results have been compiled in accordance with South African Statements of Generally Accepted Accounting Practice in South Africa.
3. No dividend has been proposed or declared for the period under review.
4. Funding arrangements:
   i) An agreement was signed with Randgold and Exploration Limited for the placement of 24 million shares raising R82,5 million at a share price of R3.44. Shareholders are referred to the SENS announcement dated 12 February 2004 for full details of the transaction.
   ii) On 19 March 2004, the company announced that it has received a rights offer underwriting commitment from Randgold and Exploration Limited for R100 million. The details of the rights offer will be announced shortly.
   iii) Randgold and Exploration Limited has advanced short-term loans to the amount of R30 million to the company to fund short-term cash flow requirements. The loan will be off-set against the R82,5 million private placement detailed in note (i) above.
5. Production from the CIS operation was stopped in light of the marginality and risk profile of the operation.

On Behalf of the board

D J Nortier	N J Froneman
Chairman	Chief Executive Officer

Johannesburg
6 May 2004

aflease

The Afrikander Lease Limited

(Incorporated in the Republic of South Africa)
AFL (JSE) AFKDY (NASDAQ)
(Registration number 1921/006955/06)
("Aflease" or "the company")
(ISIN Number: ZAE000060253 Share Code: AFL)

Consolidated Financial Results for the year ended 31 December 2003

RECEIVED
2004 DEC -6 P 2:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Financial and Operational Overview

Salient features:

- Gold produced and sold (kg) - 1,222 kg
  - 2002: 1,075 kg
- Cash operating (loss)/profit (R'000) - (R 48,435)
  - 2002: R 28,020
- Net (loss)/profit (R'000) - (R 410,029)
  - 2002: R 15,593

Due to an impairment adjustment of long life assets (R'000): (R 230,325) and the write down of Heap Leach and stockpiles (R'000): (R 58,557) as well as losses from operations (R'000): (R107,839)

- Headline (loss)/earnings per share (cents) of (95.37)
  - 2002, earnings of 10.53.

The gold price received for the year decreased 16% from R103,597/kg in 2002 to R87,338/kg in 2003. The gold price received in the December quarter decreased marginally from R85,815/kg in the September quarter to R84,186/kg.

Reef tonnes stacked and milled during the 2003 financial year amounted to approximately 2,6 million tonnes compared to 1,7 million tonnes in 2002. The Reef tonnes stacked and milled remained at approximately 1 million tonnes through the September and December quarters.

The Cash Operating Cost for the 2003 financial year was R79/ton mined compared to R49/ton for the 2002 financial year. Although mining efficiencies improved, the total unit cost per ton increased due to the resumption of underground mining and the start up of the CIL Plant during the second part of the 2003 financial year.

The suspension of Open Pit mining activities at the Klerksdorp Operations have resulted in the reclassification of the inner and outer basins as Resources and resulted in the impairment and write down of related mining assets and stock items amounting to R289 million.

ADR listing

Work on the upgrade of the ADR listing is continuing and the company will keep shareholders informed of relevant developments.

Prospects

Over the past year, we have invested significant resources and time into assessing the quality of the Group's assets. After significant restructuring, the Board is confident that the Group has a number of high margin development projects and adequate funding in place to enable it to successfully bring these assets to account over the next 18 months.

Consolidated Financial Results for the year ended 31 December 2003

Highlights:-	Reviewed Year to 31 Dec 2003	Audited Year to 31 Dec 2002	Unaudited Quarter to 31 Dec 2003	Unaudited Quarter to 31 Sep 2003	Unaudited Quarter to 31 Dec 2002
Gold Produced And Sold:-					
- Kilograms	1,222	1,075	381	534	226
- Ounces	39,288	34,562	12,249	17,168	7,266
Cash Operating Cost Per Ton Mined(before non-recurring items)*	79.01	49.29	104.67	93.52	51.31
Cash Operating Cost:-					
- Rand / Kg	122,256	72,553	109,599	94,779	94,646
- US$ / Oz	518	223	504	399	311
Cash Operating (Loss)/Profit(R'000)	(48,435)	28,020	(9,682)	(10,550)	868
Operating (Loss)/Profit (R '000) (before non-recurring items)	(107,839)	15,593	(36,894)	(28,460)	(749)
Net (Loss)/Earnings (R'000)	(410,029)	15,593	(333,618)	(30,015)	(749)
Headline (Loss)/Earnings Per Share (Cents)	(95.37)	10.53	(50.05)	(15.62)	(0.45)
Basic (Loss)/Earnings Per Share (Cents)	(217.61)	10.53	(161.64)	(15.62)	(0.45)

* Excluding Underground Tonnage And Nett Costs For Sept And Dec 2003 Quarterly Results

Operating Results:-

Tons Mined - Open Pit	1,799,361	1,695,069	343,466	605,882	367,747
Tons Mined - Underground	91,405	-	26,492	47,749	-
Tons Stacked - CIS	1,341,956	1,728,942	481,031	427,666	416,903
Tons Milled - CIL	1,262,518	-	500,823	620,999	-
Gold Produced And Sold (Kg)	1,222	1,075	381	534	226
Grade Stacked - CIS	0.47	1.08	0.15	0.23	0.99
Grade Milled - CIL	0.83	-	0.78	0.80	-
Gold Price Received:-					
- Rand / Kg	87,338	103,597	84,186	85,815	98,487
- Rand / Oz	2,717	3,222	2,618	2,669	3,063
- US$ / Oz	367	312	389	361	324

Income Statement:-

	R'000	R'000	R'000	R'000	R'000
Revenue	100,964	111,368	32,075	40,062	22,256
Cash Operating Costs	160,629	102,892	41,757	50,612	25,413
Cash Movement In Lock-up	(11,230)	(19,544)	-	-	(4,023)
Cash Operating (Loss) / Profit	(48,435)	28,020	(9,682)	(10,550)	868
Amortisation And Depreciation	15,563	9,047	4,112	4,110	1,497
Non-cash Movement In Lock-up	4,767	(1,777)	-	4,767	(189)
Net Finance Costs	9,270	1,640	2,889	4,238	(897)
General And Administrative	9,165	1,421	3,117	4,166	583
Exploration Expenditure	5,557	2,096	2,012	649	673
Rehabilitation Provision	15,082	-	15,082	-	-
	(107,839)	15,593	(36,894)	(28,460)	(749)
Non Recurring Costs					
- Decommissioning	6,744	-	4,142	-	-
- Funding Expenses And Legal Fees	6,263	-	3,399	1,535	-
- Fair Value Loss On Investments	301	-	301	-	-
- Impairment Of Long Life Assets	230,325	-	230,325	-	-
- Write Down Of Heap Leach And Other Stock Items	58,557	-	58,557	-	-
Operating (Loss) / Profit Before Taxation	(410,029)	15,593	(333,618)	(30,015)	(749)
Taxation	-	-	-	-	-
(Loss)/Income Attributable To Ordinary Shareholders	(410,029)	15,593	(333,618)	(30,015)	(749)

Ratios:-

(Loss) / Earnings Per Share (Cents):-					
- Cash Operating (Loss) / Profit	(25.71)	18.92	(4.69)	(5.49)	0.52
- Operating (Loss) / Profit (before non-recurring items)	(57.23)	10.53	(17.88)	(14.82)	(0.45)
- Headline	(95.37)	10.53	(50.05)	(15.62)	(0.45)
- Basic	(217.61)	10.53	(161.64)	(15.62)	(0.45)
- Fully Diluted Headline	(91.49)	10.34	(48.18)	(14.86)	(0.44)
- Fully Diluted Basic	(208.74)	10.34	(155.60)	(14.86)	(0.44)
Net Asset Value per Share (Cents)	53.95	198.25	53.95	193.80	198.95
Weighted Average Number Of Ordinary Shares In Issue	188,421,148	148,098,027	206,393,754	192,189,181	167,320,971
Number Of Shares In Issue At End Of Period	210,952,406	173,329,123	210,952,406	199,598,406	173,329,123

The fully diluted earnings per share is based upon the dilutive effect of employee share options.

Abridged Balance Sheet:-

	Reviewed Year as at 31 Dec 2003 R'000	Unaudited Quarter as at 30 Sep 2003 R'000	Audited Year as at 31 Dec 2002 R'000
Assets			
Non-current Assets:-			
- Mining Assets	212,853	420,820	233,292
- Other Assets	791	9,890	6,343
- Leach Pads	-	39,221	39,221
- Investments	13,799	13,382	10,036
	227,443	483,313	289,392
Current Assets:-			
- Inventories	14,698	29,344	6,028
- Leach Pads	-	5,038	9,305
- Receivables And Prepayments	8,228	13,284	21,799
- Amounts Owing By Related Third Parties	270	213	837
- Bank And Cash Balances	12,482	1,682	76,709
	35,678	49,561	114,668
Total Assets	263,121	532,874	404,060
Equity And Liabilities			
Capital And Reserves:-			
- Ordinary Share Capital	4,219	3,992	3,467
- Share Premium	495,050	434,681	315,604
- Accumulated (Losses) / Earnings	(385,468)	(51,850)	24,561
	113,801	386,823	343,632
Non-current Liabilities:-			
- Interest Bearing Borrowings	65,575	73,672	26,685
- Rehabilitation And Closure Cost Obligations	20,010	5,528	4,500
- Amounts Owing To Related Third Parties	56	65	50
	85,641	79,265	31,235
Current Liabilities:-			
- Trade And Other Payables	17,070	29,520	14,886
- Provisions	8,293	6,236	1,160
- Current Portion Of Interest Bearing Borrowings	28,074	20,448	6,066
- Bank Overdraft Balances	9,512	10,582	7,081
	63,479	96,785	29,193
Total Equity And Liabilities	263,121	532,874	404,060

Abridged Cash Flow Statement:-

	Reviewed Year to 31 Dec 2003 R'000	Audited Year to 31 Dec 2002 R'000	Unaudited Quarter to 31 Dec 2003 R'000	Unaudited Quarter to 30 Sep 2003 R'000	Unaudited Quarter to 31 Dec 2002 R'000
Cash Flow (Utilised By) / Generated From:-					
- Operating Activities	(102,148)	(6,460)	(37,544)	(39,499)	(61,571)
- Investing Activities	(146,692)	(132,002)	(17,737)	(26,736)	(54,208)
- Financing Activities	182,657	195,647	67,121	46,942	137,144
Net (Decrease) / Increase In Cash And Cash Equivalents	(66,188)	57,185	11,840	(19,293)	21,369
Cash & Cash Equivalents at Beginning Of Period	69,128	11,942	(8,900)	10,393	47,758
Cash & Cash Equivalents at End Of Period	2,940	69,127	2,940	(8,900)	69,127

Statement Of Changes In Equity:-

	Share Capital R'000	Share Premium R'000	Accum Profit/(Loss) R'000	Total Equity R'000
Balance At 31 December 2002	3,467	315,604	24,561	343,632
Issued During The Period	299	-	-	299
Share Premium	-	67,334	-	67,334
Net Loss After Taxation	-	-	(13,961)	(13,961)
Balance At 31 March 2003	3,766	382,938	10,600	397,304
Issued During The Period	6	-	-	6
Share Premium	-	426	-	426
Net Loss After Taxation	-	-	(32,435)	(32,435)
Balance At 30 June 2003	3,772	383,364	(21,835)	365,301
Issued During The Period	220	-	-	220
Share Premium	-	51,317	-	51,317
Net Loss After Taxation	-	-	(30,015)	(30,015)
Balance At 30 September 2003	3,992	434,681	(51,850)	386,823
Issued During The Period	227	-	-	227
Share Premium	-	60,369	-	60,369
Net Loss After Taxation	-	-	(333,618)	(333,618)
Balance At 31 December 2003	4,219	495,050	(385,468)	113,801

Supplementary Information:-

	Reviewed Year to 31 Dec 2003 R'000	Audited Year to 31 Dec 2002 R'000	Unaudited Quarter to 31 Dec 2003 R'000	Unaudited Quarter to 30 Sep 2003 R'000	Unaudited Quarter to 31 Dec 2002 R'000
Capital Commitments	2,000	50,000	2,000	8,000	50,000
Capital Expenditure	115,166	119,306	20,442	24,590	35,982
Asset Finance Leases:-	26,810	23,826	26,810	29,370	23,826
- Less:- Short-term Portion	(8,074)	(6,003)	(8,074)	(7,222)	(6,003)
	18,736	17,823	18,736	22,148	17,823
The above finance leases are repayable over periods varying from one to five years and bear interest at an average rate of 10.85%					
Loan-Heap Leach Plant:-	8,924	8,924	8,924	8,924	8924
The above loan is repayable in 2005 and bears interest at a rate of 15.25%.					
- Loan:- Nedbank:-	54,799	-	54,799	50,000	-
- Less:- Short-term Portion	(20,000)	-	(20,000)	(12,500)	-
	34,799	-	34,799	37,500	-
The above is a three year facility and bears interest at a rate of Jibar plus a margin of 4% decreasing to 3%. Due to the temporary suspension of the Klerksdorp Operations, the company is in breach of the terms of the loan agreement. The breach is however a subject of discussion and alternative financing arrangements.					
	62,459	26,747	62,459	68,572	26,747

Security:-

1. The loan for the heap-leach plant is secured by movable equipment limited to R8m, bond over mineral rights for an amount of R11m and by a pledge and cession of all short-term insurance policies covering the heap leach plant.
2. The Nedbank loan facility is secured by a bond over mineral rights and the CIL plant as well as security over certain moveable assets.

Notes to the Provisional results

1. **Accounting Policies**
   During the year, Aflease adopted the provisions of AC133. "Financial Instruments: Recognition and Measurement." As a result of this, investments are now stated in the balance sheet at fair market value. The net adjustment to reflect the investments at market value amounted to a negative adjustment of some R300 000. All other accounting policies used are consistent with those used in the audited financial statements for the year ended 31 December 2002. The provisional results have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice, including accounting standard AC127, "Interim Financial Reporting".

2. **New Acquisitions**
   New Kleinfontein Mining Company Ltd and its wholly owned subsidiaries were acquired with 100% acceptance from shareholders for a consideration of R101,4 million which was settled through the issuance of 14,10 million shares and R33,8 million cash. R100 million of the acquisition price was allocated to undeveloped properties with R1.4 million being allocated to net assets and liabilities.

3. **Impairment of Long Life Assets and Write Down of Inventory**
   In terms of Generally Acceptable Accounting Practice, the book value of assets must be supported by future discounted cash flows. These cash flows should be based on proven and probable reserves of a mine. The suspension of mining activities at the open pit operations and the resulting mothballing of the CIL plant have resulted in the impairment of certain long-lived assets and write down of in-process inventories. The in-process inventories contained in stockpiles were assessed at year end and the gold content was found to be inadequate to support the carrying value thereof. The non-cash charges to the income statement consist of the following items:

(Figures in R'000)	Impairment	Book Value After Impairment
Underground Assets	5,501	31,184
CIL Plant	91,549	49,149
Open Pit & Supporting Equipment	126,528	25,158
Deferred Stripping	6,747	-
Total impairment adjustment	230,325	105,491
Write down of Heap Leach Pads & Stockpiles	58,557	-
Total non-cash adjustment	288,882	

4. **Rehabilitation Provision**
   Management has during the past number of months embarked upon a holistic review of the Klerksdorp operations including the impact of past and future mining activities on the environment. To this end, both an independent and internal review was performed of the rehabilitation obligations at the operations and it was concluded that the provision made at the end of the previous financial year of R4,5 million was inadequate. Given the reduction of the life-of-mine and the above review, the provision was subsequently increased by R15.1 million to R19.6 million as at the end of December 2003.

5. **Contingencies and Capital Commitments**
   The capital commitments relates to capital expenditure on the Bonanza and Modder East projects.

6. **Segmental Reporting**
   The group operates in two geographical areas, the East Rand, Gauteng, South Africa, and Klerksdorp, North West Province, South Africa, and is involved in only one business segment, namely that of gold mining. Due to the capital development at the East Rand operations, revenue as reported in the income statement only includes that revenue generated from the Klerksdorp operations.

7. **Headline (Loss)/Earnings**
   The calculation of headline (loss)/earnings per share is derived from the consolidated net loss after taxation of R410,0 million (2002: profit R15,6 million) adjusted for any non-operational losses or gains divided by the average number of shares in issue. The 2003 year end losses have been adjusted for the post tax impact of impairment of the long-lived assets amounting to 230,3 million. Headline losses for the year ended 31 December 2003 are R179,8 million (2002: profit R15,6 million)

8. **Subsequent Events - Kalahari Gold Ridge Limited**
   During November 2003, Aflease announced the conclusion of an agreement with Harmony Gold Mine Limited in terms of which Kalahari Gold Ridge Limited would be acquired for a consideration of R275 million pending certain conditions precedent. On the 17th of March 2004, Aflease announced that Harmony rejected the proposed payment terms and the transaction was cancelled and specific performance claims were subsequently waived by both parties.

9. **Going Concern**
   The provisional financial results for the year ended 31 December 2003 has been prepared on a going concern basis. Aflease has secured sufficient funding facilities to complete the current capital programs which will bring into production future cash generative projects.

   Funding facilities are as follows:
   - R82,5 million private placement as announced on 12 February 2004.
   - Underwritten Rights Offer to shareholders of R100 million. A commitment letter from the underwriters has been accepted by Aflease and the terms and conditions of the Rights Offer will be communicated to shareholders as soon as practical.

10. **Dividends**
    No dividend has been proposed or declared for the period under review

11. **Audit Review**
    PricewaterhouseCoopers Inc. unmodified review report on the condensed financial statements contained in this provisional report is available for inspection at the company's registered office

On Behalf of the board

D J Nortier, Chairman

N J Froneman, Chief Executive Officer

Johannesburg
19 March 2004

Disclaimer
Statements made in this document with respect to Aflease's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Aflease. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Aflease cautions you that a number of risk and assumptions could cause actual results to differ materially from those discussed in the forward looking statements, and therefore you should not place undue reliance on them. The potential risks and assumptions include, amongst others, risks associated with fluctuations in the Rand-dollar exchange rate, dollar market price of gold, gold production at operations, estimates of reserves and resources. Aflease assumes no obligation to update the information in this release.

aflease
The Afrikander Lease Limited

(Incorporated in the Republic of South Africa) AFL (JSE) AFKDY (NASDAQ)
(Registration number 1921/006955/06) ("Aflease" or "the company")
(ISIN Number: ZAE000000253 Share Code: AFL)

22 December 2003

First annual letter from the CEO

Dear Aflease shareholder

I am writing to inform you of the current key developments at Aflease, in line with recent announcements. These developments include the acquisition of Kalgold, the restructuring of the Afrikander operations and the continued development of Aflease's Modder East and Bonanza operations.

Aflease Operations


Aflease
Klerksdorp
Afrikander Operations
East Rand
New Kleinfontein
Kalgold(*)

- Bonanza
- Inner basin
- Outer basin

- Modder East
- Other non-core operations

(*) Kalgold is subject to fulfillment of conditions precedent to the acquisition

Aflease has acquired Kalgold:

On 7 November 2003, Aflease announced the acquisition of Kalahari Goldridge Mining Company Limited ("Kalgold") from Harmony for a total consideration of R275m of which half will be paid via the issue of 25.7m Aflease shares at a price of R5.35 per share to Harmony. After the Kalgold transaction, Harmony is expected to own approximately 10 percent of Aflease. Harmony has stated that it intends to remain a long-term shareholder in Aflease.

It is proposed that the R137,5 million cash portion of the acquisition will be funded via an issue of Aflease shares in early 2004. The terms and conditions of the capital raising will be communicated to shareholders in early to middle January 2003.

The Kalgold acquisition is immediately value accretive. Kalgold is cash flow positive and currently produces in excess of 80 000 oz's per annum. The acquisition has diversified Aflease's risk by increasing the group's asset base and has allowed Aflease more flexibility for the restructuring of the Klerksdorp operations.

We have restructured the Klerksdorp operations:

On 14 November 2003 Aflease announced that it had begun a strategic review of its Afrikander operations, due to the continued strengthening of the rand against the US dollar and the lower than expected in situ grades in the open pit at the Afrikander operations. The open pit geological models were brought up to date, as part of this process. The review, which has been approved by the Board, was conducted by Aflease and independently audited by Steffen, Robertson and Kirsten (South Africa) (Pty) Ltd ('SRK'). The outcome of the review was published in an announcement on SENS on 9 December 2003.

In line with the outcome of the review, the following measures will be implemented at the Afrikander operations.

Afrikander operations - Klerksdorp

The inner basin open pit operations are not profitable in the current rand gold price environment. Aflease decided against continuing to mine the inner basin at a loss in anticipation of an improving rand gold price. As such Aflease temporarily terminated production from its opencast operations at Afrikander with effect from January 2004.

However, given the shallow nature of the ore body, production could be resumed without major cost implications once the macro-economic environment renders this operation profitable. Aflease is driven by fundamentally sound business principles and we are confident that this is the right decision to maximise shareholder value.

The current underground production profile does not justify the continued operation of the CIL plant and hence we have decided to suspend underground production until the development of the Bonanza South mine has been completed. The CIL plant will be mothballed in the short term until Bonanza South begins production.

The re-treatment of the leach pads at the Afrikander operations will continue through the CIS plant.

The exploration and mine development at Klerksdorp is on track:

Bonanza South Central and Bonanza South

Drilling at the Bonanza South Central project area was virtually completed during the September quarter, with the extent of the Bonanza reefs being estimated at approximately 450,000 tonnes on the Lower reef, 300,000 tonnes on the Upper reef and 200,000 tonnes on the Intermediate reef. Development of the Bonanza South mine will continue as scheduled with production expected to commence in 2005.

The development of Aflease's Modder East mine on the East Rand will continue as scheduled:

The past quarter has seen exciting developments regarding the Modder East exploration programme. An additional five holes were drilled. As a result the eastern extension of the ore body has been confirmed although we are not able to quantify the increase in the resource. Aflease recently completed a conceptual design study and is currently proceeding to a detailed mine design to commence site establishment in early 2004.

Uranium

The recent supply deficit and consequential increase in the price of uranium has caused Aflease to re-assess its uranium resource at Klerksdorp. In this regard we have commissioned an independent study of Aflease's uranium resources to enable Aflease to assess the alternatives available to it in terms of extracting maximum value from the deposit.

Prospects

Aflease's focused and structured exploration program is on track. The underground mines at Bonanza South and Modder East are currently planned to be brought into production in 2005 and 2006 respectively. The Kalgold acquisition will also significantly add to Aflease's production profile, reserve and resource base.

The group will continue to communicate strategic and operational developments to shareholders as and when appropriate.

If you have any enquiries or wish to receive further correspondence from Aflease, please email your details to carol@aflease.co.za.

Yours sincerely

NEAL FRONEMAN
CHIEF EXECUTIVE OFFICER
THE AFRIKANDER LEASE LIMITED

Unaudited Consolidated Financial Results for the Quarter ended 30th September 2003

aflease
The Afrikander Lease Limited

(Incorporated in the Republic of South Africa) AFL (JSE) AFKDY (NASDAQ)
(Registration number 1921/006955/06) ("Aflease" or "the company")
(ISIN Number: ZAE000000253 Share Code: AFL)

Financial Results

1. Despite a reduction of 1% in the Rand gold price received, the cash operating loss decreased by 48% from R20.2m in the June quarter to R10.5m in the September 2003 quarter.
2. In line with the trading update released on the 29th of September 2003, the total loss for the September quarter was slightly lower at R30m compared to R32.4m in the June 2003 quarter.
3. The Nedcor facility has been reduced from R75m at the end of June 2003 to R50m at the end of September 2003.
4. The decrease in capital expenditure from R48m to R26m, quarter on quarter, was mainly as a result of the commissioning of the CIL plant during the September 2003 quarter.
5. In line with forecasts, open pit mining costs reduced by 32% from R73.09/tonne mined to R49.52/tonne mined. Underground mining costs of R197.30/tonne are in line with current production volumes.
6. Improvements in financial and technical systems has enhanced prospects (in some instances already achieved) for cost reductions and more effective operational performance.

Operations

7. Gold production increased by 314% from the June to the September 2003 quarter with 17,168 ounces (534kg) being produced, including 91kg's by the CIS plant from the re-treatment of the heap leach pads. The annualised production for the quarter amounted to 68,636 oz's.
8. Open Pit production increased by 28% from the June 2003 quarter to 605,882 tonnes in the September 2003 quarter, and underground production increased by 164% from the June quarter to 47,749 tonnes in the September 2003 quarter.
9. The new CIL plant is consistently exceeding its design capacity of 200 000 tonnes per month. The CIL plant operating cost for the quarter amounted to R26.05 per tonne milled. As the plant is fine-tuned, this cost can be expected to decrease to about R20 per tonne milled.
10. Cash operating cost reduced by 61% to R94 779/kg, mainly as a result of the 314% increase in gold production. The total costs showed a 51% improvement to R128 260/kg.
11. Grade remains a concern with the open pit recovered grade being 0.66g/t and the underground recovered grade 1.17g/t. The combined CIL plant recovered grade is 0.71g/t.

The board has taken a view that the Rand may continue to strengthen ahead of a US$ gold price increase which could result in a short-term decrease in the Rand gold price.

Further, in light of the lower-than-expected recovered grades management has conducted an in-depth investigation into the recovered grades. The results of this investigation indicate that dilution and plant efficiencies are in line with historical averages and expectations. However, the in-situ grades have shown a substantial difference to mine plans. As such, the open pit geological models have been brought up to date and management is finalising plans to restructure both the surface and underground operations in line with the current economic environment and the new grade information.

Exploration

Modder East

The past quarter has seen exciting developments at the Modder East exploration programme. An additional 5 holes were drilled, while results from holes drilled in the previous quarter were returned. Results from DD13 indicate that the width of economically interesting Black reef mineralisation is wider than initially thought. DD15 drilled in the UC prospect area confirmed the presence of the Black reef target zone. DD16 was drilled to test the north western limit of the BPLZ mineralisation, but drilled just beyond the shoreline position and intersected waste on contact. A secondary objective of this hole was to test for a postulated Black reef channel. It is now thought that this channel is situated to the north east of DD16. DD17 clipped the shoreline and provided valuable structural information which allowed for the correct positioning of DD18 which proved the existence of an eastern extension to the Black reef mineralised zone. DD19 is thought to have intersected a possible Black Reef channel with significant grades over a width of over 4m. As a result of the drilling in the past quarter, a resource increase of approximately 1 million tonnes has been made in the Inferred and Indicated categories. Initial indications are that in-situ grades in the eastern extension are of the order of 4.68g/t over 100cm. During the next quarter, further drilling will be carried out to further define the extent and grade of the eastern extension.

Mine planning for the deposit is at an advanced stage.

Bonanza South Central

Drilling at the Bonanza South Central project area has been virtually completed during the quarter, with the extent of the Bonanza reefs being estimated at approximately 450,000 tonnes on the Lower reef, 300,000 tonnes on the Upper reef and 200,000 tonnes on the Intermediate reef. Grade estimates on the various reefs will be updated when results from the current drilling programme are completed.

Geologically the ore zone comprises a stack of Bonanza reefs dipping to the west at an average angle of 45°. The reefs subcrop against the Karoo in an unconformable contact with the overlying base of shale reef. On the eastern side of the ore zone, the reefs are truncated by a fault/dyke structure. Additional structural interpretation is being carried out to clarify the constraints on orebody extent. Gold mineralisation is commonly hosted in carbon/graphite stringers associated with the conglomerate packages, as well as in the conglomerates themselves. High, but erratic grades have been returned, and the erratic values can be attributed to both a nugget effect and to the unavoidable loss of carbon during the drilling and sampling processes.

Bonanza South

An additional three boreholes have been drilled in this project area, immediately south of the current mining operation. Borehole NB152 intersected both upper and lower Bonanza reefs, with carbon stringers clearly evident. Borehole NB153 drilled into footwall on the western side of the subcrop position, where no reefs are developed. Borehole NB155 intersected lower reef at shallow depths with good grades. The holes are intended to define the structural boundary between the South and South Central resource blocks. Drilling to date indicates a resource of 175,000 tonnes on Bonanza Lower Reef, grading approximately 6 g/t in-situ, with a contribution of 130,000 tonnes from upper reef grading approximately 2.5 g/t in-situ. The intermediate reef is estimated to contribute approximately 130,000 tonnes at an in-situ grade of 4.3g/t.

Kalahari Goldridge Mining Company Limited ("Kalgold")

Aflease announced on the 7th of November 2003 the acquisition of Kalgold from Harmony for a total consideration of R275m, of which half will be paid via the issue of 25.7m shares at a price of R5.35 per share to Harmony.

The Kalgold acquisition is immediately value accretive. It is cash flow positive and currently produces in excess of 80 000 oz's per annum compared to Aflease's current annualised production rate of approximately 74 000 oz's, which will double as a result of the Kalgold acquisition. The Aflease Board is acutely aware of the risks associated with managing a single mine operation. Until the underground mines at Bonanza South and Modder East are brought into production (currently planned for late 2004 and 2006 respectively), Aflease is entirely dependent on production from its existing Klerksdorp operations. The acquisition will facilitate the diversification of risk by increasing Aflease's asset base.

Aflease is of the opinion that the strong Rand environment may require a restructuring of the Klerksdorp operations. The acquisition of Kalgold allows more flexibility for any such restructuring. Although no operational efficiency improvements have been factored into the valuation of Kalgold, Aflease is confident in being able to realise synergies between its Klerksdorp operations and the Aflease low cost overhead structure. The extensive Aflease open pit mining skills could also result in operational improvements which have not been factored into the valuation. An increase in Aflease market capitalisation will also increase Aflease's ability to continue to grow organically and by acquisition.

Africa Vanguard Resources (Proprietary) Limited

On the 10th of September 2003, Aflease and Africa Vanguard Resources (Proprietary) Limited ("AVR"), a broad based black economic empowerment mining company, founded and led by entrepreneur, Sandile Zungu, concluded a strategic alliance. In the spirit of their strategic alliance Aflease and AVR are currently evaluating a funding mechanism aimed at effecting the acquisition of up to 26% of Kalgold by AVR from Aflease. Aflease and AVR will keep shareholders informed as to progress in this regard.

American Depositary Receipts ("ADR")

As indicated in the June 2003 update, the company has embarked on a process of implementing enhanced corporate governance and operational systems. Aflease is pleased to announce that the most important of these processes have now been completed and is confident that the company is now aligned with the US legal requirements it will become subject to on completion of the ADR level 2 upgrade. A detailed time schedule for completion of the ADR upgrade will be made available on the Company's web site in due course.

Prospects

Aflease will continue to strive for further operational improvements in the December quarter. The operations will be restructured in line with the new grade information and the strengthening Rand environment. With the possible strengthening Rand environment it is important to expedite production from Aflease's high quality, high margin assets at Modder East and Bonanza South. As such the board has approved the start up of mine development at both Bonanza South and Modder East. Aflease's focused and structured exploration program will continue to build up our high quality resource base. The Kalgold acquisition will receive the necessary attention to ensure that the transaction is completed.

Drilling Results

Bonanza South Central - Reef drilling Results for the September 2003 quarter

Borehole Number	From (m)	To (m)	Accepted Value (cmg/t)	Stoping width (cm)	Stope grade (g/t)	Reef type
NB113	n/d	n/d	n/a	n/a	n/a	Upper Reef
NB113	n/d	n/d	n/a	n/a	n/a	Intermediate Reef
NB113	215.75	217.43	163	100	1.63	Lower Reef
NB121	77.07	77.41	NEG	NEG	NEG	Upper Reef
NB121	82.96	84.22	37	100	0.37	Intermediate Reef
NB121	84.57	86.04	43	100	0.42	Lower Reef
NB127	216.43	217.39	468	100	4.68	Upper Reef
NB127	236.28	237.59	75	100	0.75	Intermediate Reef
NB127	239.82	241.37	80	100	0.80	Lower Reef
NB126	195.94	200.75	66	100	0.66	Upper reef
NB126	204.96	206.03	27	100	0.27	Intermediate Reef
NB126	206.84	208.53	679	100	6.79	Lower Reef
NB129	71.46	72.66	1221	100	12.21	Upper Reef
NB129	94.42	95.55	261	100	2.61	Intermediate Reef
NB129	101.98	103.29	136	100	1.36	Lower Reef
NB154*	192.1	193.89	602	100	6.02	Upper Reef
NB154*	194.46	195.82	441	100	4.41	Intermediate Reef
NB154*	195.83	196.89	634	100	6.34	Lower Reef

** Result excludes one or more intersections which are awaiting analysis*
Notes: From/To = depth below surface in meters; Stoping width = estimated mining stoping width; Cmg/t = centimeter grams per ton of channel; g/t = estimated face grade.

Bonanza South - Reef drilling Results for the September 2003 quarter

Borehole Number	From (m)	To (m)	Accepted Value (cmg/t)	Stoping width (cm)	Stope grade (g/t)	Reef type
NB152*	83.72	84.75	224	100	2.24	Upper Reef
NB152*	92.4	93.5	53	100	0.53	Intermediate Reef
NB152*	93.82	94.87	454	100	4.54	Lower Reef
NB153			Beyond subcrop position			Upper Reef
NB153			Beyond subcrop position			Intermediate Reef
NB153			Beyond subcrop position			Lower Reef
NB155*	N/D	N/D	N/D	N/D	N/D	Upper Reef
NB155*	N/D	N/D	N/D	N/D	N/D	Intermediate Reef
NB155*	46.71	47.53	1281	100	12.81	Lower Reef

** Result excludes one or more intersections which are awaiting analysis*
Notes: From/To = depth below surface in meters; Stoping width = estimated mining stoping width; Cmg/t = centimeter grams per ton of channel; g/t = estimated face grade.

Modder East drilling Results for the September 2003 quarter

Borehole Number	From (m)	To (m)	Accepted Value (cmg/t)	Stoping width (cm)	Stope grade (g/t)	Reef type
DD12**	296.06	296.48	274	100	2.74	BPLZ
DD12**	296.48	300.66	534	482	1.1	Blanket/Channel
DD13**	294.10	294.44	236	100	2.36	BPLZ
DD13**	294.44	298.83	145	395	0.38	Blanket/Channel
DD15	295.60	295.90	244	100	2.24	BPLZ
DD15	296.86	299.14	126	228	0.56	Blanket/Channel
DD16	n/a	n/a	n/a	n/a	n/a	no intersection
DD16	n/a	n/a	n/a	n/a	n/a	no intersection
DD17	266.53	266.61	85	100	0.85	BPLZ***
DD17	267.54	270.19	11	252	0.04	Blanket/Channel
DD18	261.31	261.81	468	100	4.68	BPLZ
DD18	262.42	263.85	91	2.27	0.40	Blanket/Channel
DD19*	252.99	253.75	182	100	1.82	BPLZ
DD19*	253.75	257.67	1119	383	2.92	Blanket/Channel

** Result excludes one or more intersections which are awaiting analysis*
*** Updated as a result of additional deflection information since last quarterly report.*
****DD17 intersected a poorly developed, non representative Buckshot pyrite zone, probably due to intersection of the shoreline. It does not therefore impact on the resource estimates.*

Notes: From/To = depth below surface in meters; Stoping width = estimated mining stoping width; Cmg/t = centimeter grams per ton of channel (average of motherhole & deflections); g/t = estimated face grade
Reef type: BPLZ = Buckshot Pyrite Leader Zone; Blanket/Channel = Black Reef blanket or channel facies

Unaudited Financial Results for September 2003

	Unaudited Quarter To 30 Sep 2003	Unaudited Quarter To 30 June 2003	Unaudited Quarter To 30 Sep 2002	Audited Year To 31 Dec 2002
Highlights:-				
Gold Produced And Sold:-				
- Kilograms(Including Underground)	534	129	355	1,075
- Ounces	17,168	4,150	11,414	34,562
Cash Operating Cost Per Ton Mined*	83.53	64.09	54.38	49.24
Cash Operating Cost:				
- Rand / Kg	94,779	242,280	72,634	77,533
- $/oz	399	985	219	233
Cash Operating (Loss)/Profit (R'000)	(10,550)	(20,217)	11,352	28,070
Operating (Loss)/Profit (R'000)	(28,480)	(28,504)	7,044	15,593
Net(Loss)/Earnings (R'000)	(30,015)	(32,435)	7,044	15,593
Headline and Basic (Loss)/ Earnings per Share (Cents)	(15.62)	(17.21)	4.79	10.53

**Excluding Underground Tonnage for Sept 2003 Results.*

	Unaudited Quarter To 30 Sep 2003	Unaudited Quarter To 30 June 2003	Unaudited Quarter To 30 Sep 2002	Audited Year To 31 Dec 2002
Operating Results:-				
Tons Mined - Open Pit	605,882	471,854	474,207	1,691,068
Tons Mined - Underground	47,749	18,070	-	-
Tons Stacked - CIS *	427,666	185,484	452,376	1,728,943
Tons Milled - CIL	620,999	140,895	-	-
Gold Produced And Sold (kg)	534	129	355	1,075
Grade Stacked - CIS*	0.21	0.49	0.92	1.08
Grade Milled - CIL	0.80	0.95	-	-
Gold Price Received:-				
Rand/Kg (Includes Underground Production)	85,815	86,645	104,612	101,537
-Rand/Oz	2,669	2,695	3,254	3,222
-$/Oz	361	356	315	312

** Includes Re-handling of Heap Leach Pads*

	R'000	R'000	R'000	R'000
Income Statement				
Revenue*	40,062	11,183	37,139	111,368
Cash Operating Costs	50,612	15,702	28,842	102,592
Cash Movement in Stockpile	-	(4,307)	(3,055)	(19,344)
Cash Operating(Loss)/Profit	(10,550)	(20,217)	11,352	28,070
Amortisation and Depreciation	4,110	3,696	2,565	9,047
Non-cash Movement in Stockpile	4,767	-	(5)	(1,777)
Net Finance Costs	4,238	1,762	518	1,640
General and Administrative	4,166	1,352	367	1,421
Exploration Expenditure	649	1,477	563	2,096
Operating(Loss)/Profit	(28,480)	(28,504)	7,044	15,593
Non Recurring and Other Costs				
Decommissioning**	-	2,602	-	-
Funding Expenses and Legal Fees	1,535	1,329	-	-
(Loss)/Profit Before Taxation	(30,015)	(32,435)	7,044	15,593
Taxation	-	-	-	-
(Loss)/Income Attributable to Ordinary Shareholders	(30,015)	(32,435)	7,044	15,593

** Excludes revenue from underground mining which has been capitalised net of underground capital expenditure amounting to R2.4 million.*

*** Net of revenue*

	Unaudited Quarter To 30 Sep 2003	Unaudited Quarter To 30 June 2003	Unaudited Quarter To 30 Sep 2002	Audited Year To 31 Dec 2002
Ratios:-				
(Loss)/ Earnings per Share (cents):-				
- Cash Operating (Loss)/Profit	(5.49)	(10.73)	7.71	18.92
- Operating (Loss)/Profit	(14.82)	(15.13)	4.79	10.53
- Headline and Basic	(15.62)	(17.21)	4.79	10.53
- Fully Diluted	(14.86)	(16.32)	4.69	10.34
Weighted Average Number of Ordinary Shares in Issue	192,159,181	188,438,191	147,150,863	145,098,022
Number of Shares in Issue at End of Period	199,598,406	185,569,073	163,079,123	173,329,123

The fully diluted earnings per share is based upon the dilution effect of employee share options.

	Unaudited Quarter as at 30 Sep 2003 R'000	Unaudited Quarter as at 30 June 2003 R'000	Unaudited Quarter as at 30 Sep 2002 R'000	Audited Year as at 31 Dec 2002 R'000
Abridged Balance Sheet:-				
Assets				
Non-current Assets:-				
-Mining Assets	420,820	398,497	191,501	238,714
-Other Assets	9,890	10,151	20,739	1,421
-Leach Pads	39,221	39,221	21,514	39,221
-Investments	13,382	12,818	9,575	10,036
	483,313	460,687	243,329	289,392
Current Assets:-				
-Inventories	29,344	24,853	10,212	6,018
-Leach Pads	5,038	9,805	5,378	9,805
-Receivables and Prepayments	13,284	12,647	15,098	21,799
-Amounts owing by Related Third Parties	213	835	-	837
-Bank and Cash Balances	1,682	10,943	49,906	76,209
	49,561	67,043	80,594	114,668
Total Assets	532,874	527,730	323,923	404,060
Equity and Liabilities				
Capital and Reserves:-				
-Ordinary Share Capital	3,992	3,772	3,017	3,467
-Share Premium	434,681	383,364	175,744	315,604
-Accumulated Earnings	(51,850)	(21,835)	25,310	24,561
	386,823	365,301	204,071	343,632
Non-current Liabilities:-				
-Interest Bearing Borrowings	73,672	76,261	20,178	26,685
-Rehabilitation and Closure Cost Obligations	5,528	5,528	4,500	4,500
-Amounts Owing to Related Third Parties	65	71	2,022	50
	79,265	83,860	26,700	31,235
Current Liabilities:-				
-Trade and Other Payables	29,520	32,155	18,156	14,886
-Provisions	6,236	5,242	1,379	1,160
-Creditor in Lieu of Shares	-	-	66,279	-
-Current Portion of Interest Bearing Borrowings	20,448	32,622	5,290	6,066
-Bank Overdraft Balances	10,582	8,550	2,148	7,081
	66,786	78,569	93,152	29,193
Total Equity And Liabilities	532,874	527,730	323,923	404,060

	Share Capital R'000	Share Premium R'000	Accum Profit R'000	Total Equity R'000
Statement Of Changes In Equity:-				
Balance at 31st December 2002	3,467	315,604	24,561	343,632
Issued During The Period	299	-	-	299
Share Premium	-	67,334	-	67,334
Net Loss After Taxation	-	-	(13,961)	(13,961)
Balance at 31st March 2003	3,766	382,938	10,600	397,304
Issued During The Period	6	-	-	6
Share Premium	-	426	-	426
Net Loss After Taxation	-	-	(32,435)	(32,435)
Balance at 30th June 2003	3,772	383,364	(21,835)	365,301
Issued During The Period	220	-	-	220
Share Premium	-	51,317	-	51,317
Net Loss After Taxation	-	-	(30,015)	(30,015)
Balance at 30th September 2003	3,992	434,681	(51,850)	386,823

	Unaudited Quarter to 30 Sep 2003 R'000	Unaudited Quarter to 30 June 2003 R'000	Unaudited Quarter to 30 Sep 2002 R'000	Audited Year to 31 Dec. 2002 R'000
Abridged Cash Flow Statement:-				
Cash Flow(Utilised By)/Generated From:-				
- Operating Activities	(39,499)	(4,704)	83,855	(6,450)
- Investing Activities	(26,736)	(51,483)	(93,450)	(132,002)
- Financing Activities	46,942	50,224	43,351	195,648
Net (Decrease)/Increase in Cash and Cash Equivalents	(19,293)	(5,963)	33,759	57,186
Cash & Cash Equivalents at Beginning of Period	10,393	16,356	13,999	11,942
Cash & Cash Equivalents at End of Period	(8,900)	10,393	47,758	69,128

	Unaudited Quarter to 30 Sep 2003 R'000	Unaudited Quarter to 30 June 2003 R'000	Unaudited Quarter to 30 Sep 2002 R'000	Audited Year to 31 Dec. 2002 R'000
Supplementary Information:-				
Capital Commitments	8,000	8,000	29,143	50,000
Capital Expenditure	24,590	52,300	75,703	159,306
Asset Finance Leases	29,370	30,977	16,544	23,826
Less:- Short-term Portion	(7,222)	(6,553)	(5,290)	(6,003)
	22,148	24,424	11,254	17,823
The above finance leases are repayable over periods varying from one to five years and bear interest at an average rate of 13%.				
Loan-heap leach plant:-	8,924	8,924	8,924	8,924
The above loan is repayable in 2005 and bears interest at a rate of 15.25%.				
Loan -Nedbank	50,000	67,400	-	-
Less:- Short-term Portion	(12,500)	(25,000)	-	-
	37,500	42,400	-	-
The above is a three year facility and bears interest at a rate of Jibar plus a margin of 4% decreasing to 3%.				
Total Leases	68,572	75,748	20,178	26,747

Security:-

1. The loan for the heap leach plant is secured by movable equipment limited to R9m, bond over mineral rights for an amount of R11m and by a pledge and cession of all short-term insurance policies covering the heap leach plant.
2. The Nedbank loan facility is secured by a bond over mineral rights.

Notes To The Financial Statements:-

The same accounting policies have been applied to the current year as were used in the prior year's annual financial statements.

These financial results have been compiled in accordance with the Generally Accepted Accounting Practice in South Africa.

No dividend has been proposed or declared for the period under review.

Certain prior period comparatives have been changed to reflect updated disclosure.

On Behalf of the board
D J Nortier, Chairman
N J Froneman, Chief Executive Officer

Johannesburg
13 November 2003

Sponsor

NEDBANK CORPORATE

it's a gold mine

Unaudited Interim Financial Results for June 2003, Incorporating Quarterly Results

aflease

The Afrikander Lease Limited

(Incorporated in the Republic of South Africa) (Registration number 1921/006955/06) ("Aflease" or "the company")
Share Code: AFL (JSE) AFFDY (NASDAQ) ISIN Code: ZAE000000253

Financial Results

- In line with the group's expectations outlined in the trading update issued to shareholders on the 6th of June 2003, Aflease incurred an operating loss of R28.5 million for the June quarter compared to R14 million for the March quarter.
- The loss for the June quarter is mainly attributable to the lower level of gold production (129kg) from the open cast operations, due to interruptions in production caused by the commissioning of the new CIL plant.
- Operating costs increased by R5.8 million to R31.4 million for the June quarter from R25.6 million for the March quarter, largely due to an increase in underground mining activity.
- Non-recurring expenditure of R3.9 million for the June quarter consisted mainly of costs relating to the mothballing of the New Kleinfontein plant and professional and legal fees relating to capital raising activity.
- Mining assets increased to R397.6 million at the end of June from R348.9 million at the end of March. This was due to capital expenditure of approximately R40 million for the new CIL plant and approximately R8 million for the underground sections.
- A 3-year R75 million funding facility was secured from Nedcor.

Expansion Programme

As forecast in the March quarter, the 200 000 tpm CIL plant was not commissioned prior to the end of the June quarter. Current indications are showing a throughput rate of 176 000 tpm, with 200 000 tpm expected to be achieved in the September quarter. It is pleasing to note that gold production for July 2003 was 155 kg.

The primary sources of ore during this period will continue to be from lower grade open pit sources while the underground tonnage build up continues. Contribution from underground sources is expected to steadily increase from 13 500 tpm in July to 17 000 tpm in September 2003.

The heap leach operations, which recommenced production in the March quarter, continue to produce 30kg of gold per month. Other sources of heap leachable ore have been identified. Higher grade un-leached pad sidewalls have temporarily replaced the Big Pebble conglomerates. Exploration of the Big Pebble conglomerates will continue in order to upgrade this important resource.

Exploration

Bonanza Reef exploration for quarter to June 2003

Drilling for Bonanza Reefs has continued in the Area 1 and Area 2 blocks to the south and south east of Bonanza West Mine. The reefs are variously developed and locally very high grades have been achieved. The most consistent grades have been achieved on the intermediate and Lower reef horizons at depths ranging from 20m to approximately 200m.

Geological interpretation is ongoing to delineate the nature and position of a number of intrusive bodies, while analysis of the complex structure in the area is resulting in a more thorough understanding of the distribution of reef horizons. Sedimentological models are being developed as an aid to predict the grade distribution of the various reefs.

The current drilling programme, targeting Bonanza Reefs at shallow depths, is providing valuable data, which will be used as an aid to plan the proposed regional Bonanza evaluation. Regionally, the Bonanza Reefs are considered to occur at depths ranging from surface to depths of approximately 1700m, with the current model predicting enhanced grade coincident with the regional synclinal axis.

Modder East Drilling for quarter to June 2003

During the June quarter the exploration results for Modder East and the UC Prospect area have supported the geological model developed for the target zone. Drilling for the eastern extension of the ore body is in progress, with initial indications for the attenuation of the ore body to the East.

Geophysical exploration for Black Reef channels in the northern part of Modder East was completed without conclusive definition of a drilling target. However, alternative strategies for defining Black Reef channels and channel facies has resulted in at least one prime channel target being delineated. This prime channel will be drilled in the September quarter. Drilling for Kimberley Reef (UK9A) has not fully commenced, though a number of intersections on the UK3, UK5 and UK7 reefs, obtained during the current drilling programme, have indicated significant potential for economic exploitation.

The Modder East and UC Prospect properties continue to offer outstanding additional exploration targets with the potential for a significant increase in gold resources at depths that allow for a minimal lead time between evaluation and exploitation.

American Depository Receipts ("ADR")

The Company is currently implementing enhancements to its governance and operational systems and processes in order to align itself more fully with US legal requirements to which it will become subject on completion of its planned ADR level 2 upgrade. The Company will proceed with its level 2 upgrade application when this process is completed, which is expected by the end of this year.

Bonanza Reef Drilling Results for the quarter ended 30 June 2003

Borehole Number	From (m)	To (m)	Accepted Value (cmg/t)	Stoping Width (cm)	Stope Grade (g/t)	Reef Type
NB108**	113.57	114.05	Neg Values			Upper Reef
NB202**	178.8	178.94	Neg Values			Upper Reef
NB111*	n/a	n/a	Not Developed			Upper Reef
NB121*	77.06	77.49	Neg Values			Upper Reef
NB203	n/a	n/a	Faulted Out/Dyke			Upper Reef
NB204*	67.82	68.82	276	100	0.38	Upper Reef
NB207	139.26	142.1	134	100	1.34	Upper Reef
NB212*	17.68	18.68	38	100	0.38	Upper Reef
NB108**	119.10	119.53	515	100	5.15	Intermediate Reef
NB202**	195.47	196.76	985	100	9.85	Intermediate Reef
NB111*	206.33	206.77	100	100	1	Intermediate Reef
NB121*	83.2	83.67	Neg Values			Intermediate Reef
NB203	n/a	n/a	Faulted Out/Dyke			Intermediate Reef
NB204*	Combined With Lower Reef					Intermediate Reef
NB207	153.45	154.52	73	100	0.73	Intermediate Reef
NB212*	31.69	32.60	57	100	0.57	Intermediate Reef
NB108**	120.46	121.26	354	100	3.54	Lower Reef
NB202**	197.72	199.01	310	100	3.10	Lower Reef
NB111*	208.60	201.85	2025	100	20.25	Lower Reef
NB121*	84.84	85.34	Neg Values			Lower Reef
NB203	n/a	n/a	Faulted Out/Dyke			Lower Reef
NB204*	75.31	76.60	81	100	0.80	Lower Reef
NB207	155.23	156.22	101	100	1.01	Lower Reef
NB212*	34.17	34.17	60.61	100	0.61	Lower Reef

* Result excludes one or more intersections which are awaiting analysis.
** Updated as a result of additional deflection information since last quarterly report.
Notes: From/To = depth below surface in meters; Stoping width = estimated mining stoping width;
Cmg/t = centimeter grams per ton of channel; g/t = estimated blasting grade.
Above table excludes additional holes drilled for structural purposes.

Modder East Drilling Results for the quarter ended 30 June 2003

Borehole Number	From (m)	To (m)	Accepted Value (cmg/t)	Stoping Width (cm)	Grade (g/t)	Reef Type
DD8**	275.20	275.50	652	100	6.5	BPLZ
DD9**	300.85	301.28	1701	100	17.3	BPLZ
DD11	305.40	305.66	590	100	5.9	BPLZ
DD12*	296.06	296.48	422	100	4.2	BPLZ
DD13*	294.10	294.44	247	100	2.47	BPLZ
DD14	n/a	n/a	WOC	n/a	n/a	BPLZ
DD8**	276.50	281.07	517	457	1.13	Blanket/Channel
DD9**	301.28	303.69	508	241	2.1	Blanket/Channel
DD11	305.66	308.03	348	237	1.47	Blanket/Channel
DD12*	296.48	300.66	535	418	1.3	Blanket/Channel
DD13*	294.44	298.83	121	435	0.28	Blanket/Channel
DD14	n/a	n/a	WOC	n/a	n/a	Blanket/Channel
DD13*	288.74	308.88	178	100	1.78	UK3
DD13*	301.18	305.45	403	100	4.03	UK5

* Result excludes one or more intersections which are awaiting analysis.
** Updated as a result of additional deflection information since last quarterly report.
Notes: From/To = depth below surface in meters; Stoping width = estimated mining stoping width;
Cmg/t = centimeter grams per ton of channel (average of motherhole & deflections); g/t = estimated blasting grade.
Reef type: BPLZ = Backshel Pyrite Leader Zone; Blanket/Channel = Black Reef blanket or channel facies; UK = Upper Kimberley Reef.

Prospects

Aflease remains committed to delivering exceptional returns for our shareholders through an unwavering focus on delivery. The exploration programme is showing pleasing results and the group is on track to deliver on the 100 000 oz CIL expansion programme by December 2003 and will continue to evaluate growth opportunities that are value-adding.

Unaudited Financial Results for June 2003

Highlights	Unaudited Quarter To 30 June 2003	Unaudited Quarter To 31 March 2003	Unaudited Quarter To 30 June 2002	Unaudited 6 Months ended 30 June 2003	Unaudited 6 Months ended 30 June 2002
Gold Produced And Sold:					
-kg's	129	191	255	320	494
-ounces	4,150	6,137	8,199	10,287	15,882
Cash Operating Cost per ton mined (R)	84.09	67.78	37.01	65.70	42.60
Cash Operating Cost:					
-Rand/Kg	243,280	134,290	71,930	178,186	73,221
-US$/Oz	985	503	210	722	212
Cash Operating (Loss) / Profit (R'000)	(20,217)	(7,986)	8,114	(28,203)	15,799
Operating (Loss) / Profit (R'000)	(28,504)	(13,961)	4,821	(42,465)	9,295
Net (Loss) / Earnings (R'000)	(32,435)	(13,961)	4,621	(46,396)	9,294
Headline And Basic (Loss) / Earnings Per Share (Cents)	(17.21)	(7.76)	3.46	(25.29)	6.09

Operational Results	Unaudited Quarter To 30 June 2003	Unaudited Quarter To 31 March 2003	Unaudited Quarter To 30 June 2002	Unaudited 6 Months ended 30 June 2003	Unaudited 6 Months ended 30 June 2002
Tons Mined – Open Pit	471,854	378,159	485,845	850,013	849,115
Tons Mined – Underground	18,070	-	-	18,070	-
Tons Stacked – CIS	185,484	247,776	495,298	433,260	858,064
Tons Milled – CIL	140,696	-	-	140,696	-
Gold Produced And Sold (Kg)	129	191	255	320	494
Grade Stacked – CIS	0.49	1.03	1.23	0.76	1.24
Grade Milled – CIL	0.91	-	-	0.91	-
Gold Price Received:					
-Rand/Kg	86,645	92,438	103,753	90,065	105,202
-Rand/Oz	2,695	2,875	3,227	2,801	3,272
-US$/Oz	356	350	315	352	304

Income Statement	R'000	R'000	R'000	R'000	R'000
Revenue	11,183	17,644	26,457	28,827	51,970
Cash Operating Costs	35,702	32,559	26,471	68,261	48,637
Cash Movement In Lock-up	(4,302)	(6,929)	(8,128)	(11,231)	(12,466)
Cash Operating (Loss)/Profit	(20,217)	(7,986)	8,114	(28,203)	15,799
Amortisation And Depreciation	3,696	3,645	2,487	7,341	4,808
Non-cash Movement In Lock-up	-	-	(961)	-	(1,583)
Net Finance Costs	1,262	881	834	2,143	1,717
General And Administrative	1,352	530	363	1,882	653
Exploration Expenditure	1,977	919	470	2,896	910
Operating (Loss)/Profit	(28,504)	(13,961)	4,821	(42,465)	8,296
Non Recurring Costs					
Decommissioning (Net of revenue)	2,602	-	-	2,602	-
Funding Expenses And Legal Fees	1,329	-	-	1,329	-
(Loss)/Profit Before Taxation	(32,435)	(13,961)	4,821	(46,396)	8,296
Taxation	-	-	-	-	-
Net (Loss) / Profit For The Period	(32,435)	(13,961)	4,621	(46,396)	8,295
Ratios:					
(Loss) / Earnings Per Share (Cents):					
-Cash Operating (Loss) / Profit	(10.73)	(4.44)	5.82	(15.37)	11.38
-Operating (Loss) / Profit	(15.13)	(7.76)	3.46	(23.14)	6.69
-Headline And Basic	(17.21)	(7.76)	3.46	(25.29)	6.69
-Fully Diluted	(18.32)	(7.64)	3.37	(23.94)	6.63
Weighted Average Number Of Ordinary Shares In Issue	189,438,191	179,946,779	139,473,901	183,488,113	135,887,830
Number Of Shares In Issue At End Of Period	188,569,073	188,292,090	141,429,123	188,569,073	141,429,123

The Fully Diluted Earnings Per Share Is Based Upon The Dilutive Effect Of Employee Share Options.

Abridged Balance Sheet	Unaudited 30 June 2003 R'000	Unaudited 31 March 2003 R'000	Unaudited 30 June 2002 R'000
Assets			
Non-current Assets:			
-Mining Assets	397,550	348,946	118,363
-Other Assets	10,161	8,583	3,351
-Leach Pads	39,221	39,221	31,923
-Investments	12,818	12,101	9,216
	459,750	409,851	162,853
Current Assets:			
-Inventories	24,813	20,529	10,212
-Leach Pads	9,805	9,805	7,090
-Receivables And Prepayments	12,847	10,507	12,321
-Amounts Owing By Related Third Parties	835	841	-
-Bank And Cash Balances	18,943	21,545	19,738
	67,043	63,407	49,361
Total Assets	526,793	473,258	212,214
Equity And Liabilities			
Capital And Reserves:			
-Ordinary Share Capital	3,772	3,766	2,829
-Share Premium	383,364	382,938	130,481
-Accumulated Earnings	(21,835)	10,600	18,266
	365,301	397,304	151,576
Non-current Liabilities:			
-Interest Bearing Borrowings	78,201	78,462	21,554
-Rehabilitation And Closure Cost Obligations	4,500	4,500	4,500
-Amounts Owing To Related Third Parties	71	77	3,094
	82,832	33,039	29,148
Current Liabilities:			
-Trade And Other Payables	32,764	24,904	19,713
-Provisions	5,724	5,576	1,096
-Current Portion Of Interest Bearing Borrowings	32,622	7,206	4,942
-Bank Overdraft Balances	8,550	5,229	5,739
	78,660	42,915	31,490
Total Equity And Liabilities	526,793	473,258	212,214

Abridged Cash Flow Statement	Unaudited Quarter To 30 June 2003 R'000	Unaudited Quarter To 31 March 2003 R'000	Unaudited Quarter To 30 June 2002 R'000	Unaudited 6 Months ended 30 June 2003 R'000	Unaudited 6 Months ended 30 June 2002 R'000
Cash Flow (Utilised By)/Generated From:					
Operating Activities	(2,592)	9,121	(91)	6,529	3,597
Investing Activities	(53,595)	(131,316)	(4,814)	(184,911)	(9,686)
Financing Activities	50,224	69,424	10,636	119,648	6,346
Net (Decrease)/Increase In Cash And Cash Equivalents	(5,963)	(52,771)	5,731	(58,734)	2,057
Cash & Cash Equivalents At Beginning Of Period	16,356	69,127	8,262	69,127	11,842
Cash & Cash Equivalents At End Of Period	10,393	16,356	13,993	10,393	13,899

Statement Of Changes In Equity	Share Capital R'000	Share Premium R'000	Accum Profit R'000	Total Equity R'000
Balance At 31st December 2001	2,755	118,763	8,970	130,488
Issued During The Period	-	-	-	-
Share Premium	-	-	-	-
Net Profit After Taxation	-	-	4,475	4,475
Balance At 31st March 2002	2,755	118,763	13,445	134,963
Issued During The Period	712	-	-	712
Share Premium	-	196,841	-	196,841
Net Profit After Taxation	-	-	11,116	11,116
Balance At 31st December 2002	3,467	315,604	24,561	343,632
Issued During The Period	299	-	-	299
Share Premium	-	67,334	-	67,334
Net Loss After Taxation	-	-	(13,961)	(13,961)
Balance At 31st March 2003	3,766	382,938	10,600	397,304
Issued During The Period	6	-	-	6
Share Premium	-	426	-	426
Net Loss After Taxation	-	-	(32,435)	(32,435)
Balance At 30th June 2003	3,772	383,364	(21,835)	365,301

Additional Information	Unaudited Quarter To 30 June 2003 R'000	Unaudited Quarter To 31 March 2003 R'000	Unaudited Quarter To 30 June 2002 R'000	Unaudited 6 Months ended 30 June 2003 R'000	Unaudited 6 months ended 30 June 2002 R'000
Capital Commitments	8,000	30,000	600	8,000	600
Capital Expenditure	8,000	73,300	3,794	8,630	9,780
Asset Finance Leases:	30,977	22,876	17,572	30,977	17,572
Less:Short-term Portion	(6,553)	(6,137)	(4,942)	(6,553)	(4,942)
	24,424	16,719	12,630	24,424	12,630
The above finance leases are repayable over periods varying from one to five years and bear interest at an average rate of 13%					
Loan-heap Leach Plant:	8,924	8,924	8,924	8,921	8,924
The above loan is repayable in 2005 and bears interest at a rate of 15.25%.					
Loan-Nedbank:	67,400	-	-	67,400	-
Less: Short-term Portion	(25,000)	-	-	(25,000)	-
	42,400	-	-	42,400	-
The above is a three year facility and bears interest at a rate of jibar plus a margin of 4% decreasing to 3%.					
Total Loans	75,748	25,663	21,554	75,748	21,554

Security:-
1. The loan for the heap-leach plant is secured by movable equipment limited to R8m, bond over mineral rights for an amount of R11m and by a pledge and cession of all short-term insurance policies covering the heap leach plant.
2. The Nedbank loan facility is secured by a bond over mineral rights.

Notes To The Financial Statements:-
The same accounting policies have been applied in the current year as were used in the prior year's annual financial statements. These financial results have been compiled in accordance with South African Statements of Generally Accepted Accounting Policies in South Africa. No dividend has been proposed or declared for the period under review.

On behalf of the Board

D J Hertler (Chairman)

N J Froneman (Chief Executive Officer)

4 August 2003

Disclaimer

[illegible]

Sponsor

GENSEC | BANK

Gensec Bank Limited
Registration Number 1996/004714/06

it's a gold mine

aflease

The Afrikander Lease Limited

(Incorporated in the Republic of South Africa)
Registration number 1921/006955/06 ("Aflease" or "the company")
Share Code: AFL (JSE) AFLOY (NASDAQ)
ISIN Code: ZAE000008253

MAY 2003 UPDATE

CIL Plant Construction Progress

The upgrade to the crushing section is now complete and has been commissioned. In line with this, heap leach operations will now recommence to supplement revenue during the commissioning and build up phase of the new CIL plant.

The first phase commissioning of the milling and leaching facilities of the CIL plant will start in May 2003. We expect that full commissioning of the plant will be completed during the June quarter with full-scale treatment being achieved during the September quarter. The full benefits of this expansion project will be realised during the December quarter.

Recommencement of Heap Leach processing

Contrary to previous plans where heap leach operations were to be terminated, heap leach operations have recommenced with the stacking of stock piled material. This stock piled material will be treated to off set 250 kg of gold lock-up in the CIL plant.

In addition, production from the Big Pebble Basin is set to commence. The Big Pebble Basin has a reserve of 200 000 ounces, is mainly free dig down to 5 metres and is conducive to heap leach processing. The Big Pebble Basin will initially be exploited at a rate of 60 000 tpm, adding 400kg's to the annual gold production.

Exploration

Bonanza West

Drilling at the Bonanza West Mine continues to produce encouraging results. This phase of drilling at Bonanza West is aimed at proving up 5 years of mining in the Bonanza decline area. The program is within the budget of R15 million. The Bonanza West mine will commence production in the June quarter.

Drilling results from the Bonanza West mine are presented in the table below:

BONANZA EXPLORATION RESULTS AS AT 31 MARCH 2003

BHID	FROM	TO	WIDTH	REEF	AU G/T	CMG/T
NB1AY	79.60	80.13	0.53	BCR	5.65	299
NB2AAY	54.53	55.41	0.88	BBOSR	5.76	507
NB3AY	62.31	62.94	0.63	BCR	7.08	446
NB7AY	62.45	62.96	0.51	BBOSR	5.95	304
NB7AY	70.96	72.14	1.18	BCR	7.46	876
NB10AY	69.84	70.35	0.51	BCR	4.80	247
NB10AY	82.93	83.74	0.81	BIR	5.34	433
NB10AY	84.30	85.48	1.18	BLR	16.56	1954
NB12AY	95.74	96.40	0.66	BBOSR	5.67	371
NB12AY	99.25	99.66	0.41	BCR	8.04	330
NB30AY	138.01	138.47	0.46	BCR	1.71	79
NB30AY	153.11	154.05	0.94	BIR	3.57	334
NB52AY	73.83	74.57	0.74	BCR	5.84	434
NB54AY	64.81	65.06	0.25	BBOSR	3.28	82
NB102AY	53.58	54.35	0.77	BBOSR	13.40	1032
NB102AY	62.87	63.67	0.80	BCR	7.84	627
NB102AY	74.96	75.76	0.80	BIR	54.93	4394
NB108AY	105.32	106.31	0.99	BBOSR	1.50	148
NB108AY	118.10	118.90	0.80	BIR	7.76	597
NB108AY	120.46	121.26	0.80	BLR	2.72	218
NB202AY	195.47	196.86	1.39	BIR	8.82	1226

Notes
BHID = bore hole number (AY indicates average of mother hole and deflections)
From/To = depth below surface in metres
Width = channel width in metres

Reef type
BBOSR = Bonanza base of shale reef
BCR = Bonanza upper reef
BIR = Bonanza intermediate reef
BLR = Bonanza lower reef

AU G/T = Grade over channel width (expected mining width is minimum 80cm to channel + 10 cm at these depths)
CMG/T = centimetre grams per ton of channel

Above table excludes additional holes drilled for structural purposes.

Further to the announcement regarding the fast tracking of the larger Bonanza Basin exploration we are pleased to advise that an exploration target of 10 million ounces has been identified. The target is an extension of the current Bonanza West mine. This phase of drilling, costing R28 million, is expected to commence in the near future.

Modder East

Exploration results at Modder East are encouraging and are tabulated below. As reported previously, reserves have increased to over 700 000 ounces. Most significant is that continuity between current mining on the black reef shoreline from Grootvlei 8 shaft to Modder East has been proven. This will greatly enhance the viability of the project and potentially result in earlier than expected cash flow. The ore body remains open ended to the east and the second phase of drilling in this area, due to commence in the June quarter, will be aimed at delineating the extent of the shoreline.

Drilling Results at Modder East as at 31 March 2003

Kimberley Reef					Black Reef				
Borehole Number	cmg/t	Stoping Width	g/t	Reef Type	Borehole Number	cmg/t	Stoping Width	g/t	Reef Type
1838	1067	85	12.4	UK1A	DD1	2256	100	22.6	BPLZ
1895	585	85	6.9	UK9A	DD2	1329	100	11.1	BPLZ
2873	35	85	0.4	UK8A	DD3	704	100	7.0	BPLZ
2897	76	85	0.9	UK8A	DD4	WDC	n/a	n/a	BPLZ
2844	122	85	1.4	UK8A	DD5	WDC	n/a	n/a	BPLZ
2854	1	85	0.0	UK8A	DD6	WDC	n/a	n/a	BPLZ
2874	6	85	0.0	UK9A	DD7	268	100	2.6	BPLZ
3111	816	85	9.6	UK9A	DD8 *	756	100	7.6	BPLZ
DD7	307	203	1.5	UL3	DD9 *	1405	100	14.1	BPLZ
DD7	143	50	2.9	UK7	DD10	Nil	n/a	n/a	Faulted Out
DD7	12	8	1.5	UK8A	2873	998	100	10.0	BPLZ
DD7	81	260	0.4	MK2	2854	616	100	6.2	BPLZ
					3064	314	100	3.1	BPLZ
					1838	50	100	0.5	BPLZ
					1895	48	100	0.5	BPLZ
					2897	47	100	0.5	BPLZ
					3111	10	100	0.1	BPLZ
					DD1	634	323	2.0	Blanket/Channel
					DD2	308	264	1.1	Blanket/Channel
					DD3	65	131	0.5	Blanket/Channel
					DD8 *	663	515	1.3	Blanket/Channel
					DD9 *	531	247	2.1	Blanket/Channel
					2873	254	307	0.8	Blanket/Channel
					2854	283	307	0.9	Blanket/Channel
					3064	928	307	3.0	Blanket/Channel
					1838	175	307	0.6	Blanket/Channel
					1895	532	307	1.7	Blanket/Channel
					2897	Not	n/a	n/a	Blanket/Channel
					3111	Developed	n/a	n/a	Blanket/Channel

* Results for motherhole only - assays for deflections awaited

Notes
Cmg/t = centimetre grams per ton of channel (average of mother hole and deflections)
Stoping width = estimated mining stoping width
G/t = estimated blasted grade

Reef type
UK = Upper Kimberley Reef
MK = Middle Kimberley Reef
BPLZ = Buckshot Pyrite Leader Zone
Blanket/Channel = Black Reef blanket or channel facies

Geophysical work has begun on the opencast opportunities on the northern extent of the Modder East property. Together with the underground targets, this will result in a total exploration target, including the Kimberley Reefs of 5 million ounces.

UNAUDITED QUARTERLY RESULTS FOR MARCH 2003

Financial and Operational Review

- The group reported a loss of R14.0m for the quarter (December 2002 quarter: R0.7m) mainly as a result of a reduction in gold output caused by the commissioning and construction of the upgraded crushing plant and an increase in operating costs.
- Operating costs increased by R4.2m to R25.6m, largely as a result of a more conservative estimate for lock up on the heap leach pad.
- The 15.5% reduction in gold produced from the March quarter resulted in the R/Kg cost of gold produced increasing by 41.9%.
- The R52.8m movement in cash balances is principally the result of payments made to contractors for the construction of the CIL plant. (R14.0m of the increase in trade and other payables was also directly related to the construction of the CIL plant).
- Inventory increased by R7.3m as a result of the stockpile created to facilitate the process of commissioning the CIL plant.
- The cashflow investing and financing activities include the share portion of the acquisition price paid for New Kleinfontein Mining Company Limited ("NKMC").
- The decision to terminate heap leach operations was reversed during the quarter. Production from the heap leach operation will increase to 60,000tpm by June. This will reduce the expected losses for the June 2003 quarter.
- With the completion of the NKMC deal, the number of shares in issue increased by 15m (7.9% of issued shares) and mining assets increased to R349.0m for the quarter. The latter was largely due to the acquisition of NKMC's assets for R101.4m and metallurgical plant and sundry mining equipment of R23.3m. Approximately R33.8m cash was paid to shareholders of NKMC.
- The revenue has been negatively affected by the poor Rand gold price during the quarter.

Highlights

	Unaudited Quarter To 31 Mar 2003	Unaudited Quarter To 31 Dec 2002	Unaudited Quarter To 31 Mar 2002	Reviewed Year To 31 Dec 2002
Gold Produced And Sold:-				
-Kilograms	191	226	239	1,075
-Ounces	6,137	7,266	7,684	34,562
Cash Operating Cost Stacked (Rands Per Ton)	103.41	51.31	48.93	48.21
Cash Operating Cost:-				
-Rand/Kg	134,280	94,646	74,594	77,533
-$ /Oz	503	311	205	233
Cash Operating (Loss) / Profit (R'000)	(7,986)	868	7,685	28,019
Net (Loss) / Earnings (R'000)	(13,961)	(749)	4,475	15,591
Headline And Basic (Loss) / Earnings Per Share (Cents)	(7.70)	(0.45)	3.24	10.53

Operating Results

	Unaudited Quarter To 31 Mar 2003	Unaudited Quarter To 31 Dec 2002	Unaudited Quarter To 31 Mar 2002	Reviewed Year To 31 Dec 2002
Tonnage Stacked (Tons)	247,776	416,903	364,366	1,728,943
Gold Produced And Sold (Kg)	191	226	239	1,075
Average Grade Stacked (Gms/Ton)	1.03	0.99	1.25	1.08
Gold Price Received:-				
-Rand / Kg	92,439	98,487	106,749	103,597
-Rand / Oz	2,875	3,063	3,320	3,222
-$ / Oz	350	324	293	312

Income Statement

	Unaudited Quarter To 31 Mar 2003 R'000	Unaudited Quarter To 31 Dec 2002 R'000	Unaudited Quarter To 31 Mar 2002 R'000	Reviewed Year To 31 Dec 2002 R'000
Revenue	17,644	22,258	25,513	111,367
Cash Operating Costs	32,559	25,413	22,166	102,892
Cash Movement In Lock-up	(6,929)	(4,023)	(4,338)	(19,544)
Cash Operating (Loss) / Profit	(7,986)	868	7,685	28,019
Amortisation And Depreciation	3,645	1,497	2,319	8,868
Non-cash Movement In Lock-up	-	(189)	(622)	(1,777)
Net Finance Costs	881	(897)	783	1,638
Corporate Costs / Other	530	583	290	1,603
Exploration Expenditure	919	623	440	2,096
(Loss) / Profit Before Taxation	(13,961)	(749)	4,475	15,591
Taxation		-	-	-
Net (Loss) / Profit For The Period	(13,961)	(749)	4,475	15,591

Ratios:-

	Unaudited Quarter To 31 Mar 2003	Unaudited Quarter To 31 Dec 2002	Unaudited Quarter To 31 Mar 2002	Reviewed Year To 31 Dec 2002
(Loss) / Earnings Per Share (Cents):-				
-Cash Operating (Loss) / Earnings	(4.44)	0.52	5.56	18.82
-Headline And Basic	(7.76)	(0.45)	3.24	10.53
-Fully Diluted	(7.64)	(0.44)	3.16	10.31
Weighted Average Number Of Ordinary Shares In Issue	179,946,779	167,320,971	138,295,333	148,098,027
Number Of Shares In Issue At End Of Period	188,232,090	173,329,123	138,562,457	173,329,123

The fully diluted earnings per share is based upon the dilutive effect of employee share options.

Abridged Balance Sheet:-

	Unaudited As At 31 Mar 2003 R'000	Reviewed As At 31 Dec 2002 R'000	Unaudited As At 31 Mar 2002 R'000
Assets			
Non-current Assets:-			
-Mining Assets	348,946	225,986	117,245
-Other Assets	8,583	6,843	2,501
-Leach Pads	39,221	39,221	28,360
-Investments	14,213	10,130	8,857
	411,963	282,180	156,963
Current Assets:-			
-Inventories	20,629	13,342	4,849
-Leach Pads	8,805	9,805	7,090
-Receivables And Prepayments	10,507	22,265	5,518
-Amounts Owing By Related Third Parties	881	768	-
-Bank And Cash Balances	21,585	76,209	18,235
	63,407	122,389	35,692
Total Assets	475,370	404,569	192,655
Equity And Liabilities			
Capital And Reserves:-			
-Ordinary Share Capital	3,766	3,467	2,755
-Share Premium	382,938	315,604	118,763
-Accumulated Earnings	10,600	24,561	13,445
	397,304	343,632	134,963
Non-current Liabilities:-			
-Interest Bearing Borrowings	28,462	26,747	22,662
-Rehabilitation And Closure Cost Obligations	4,500	4,500	4,500
-Amounts Owing To Related Third Parties	77	-	3,269
	33,039	31,247	30,431
Current Liabilities:-			
-Trade And Other Payables	27,018	13,597	11,496
-Provisions	5,576	3,008	983
-Current Portion Of Interest Bearing Borrowings	7,206	6,003	4,815
-Bank Overdraft Balances	5,229	7,082	9,967
	45,027	29,690	27,261
Total Equity And Liabilities	475,370	404,569	192,655

Abridged Cash Flow Statement:-

	Unaudited Quarter To 31 Mar 2003 R'000	Unaudited Quarter To 31 Dec 2002 R'000	Unaudited Quarter To 31 Mar 2002 R'000	Reviewed Year To 31 Dec 2002 R'000
Cash Flow Generated From/(Utilised By):-				
-Operating Activities	5,530	(61,571)	3,688	25,884
- Investing Activities	(124,461)	(54,200)	(5,072)	(157,540)
- Financing Activities	66,160	137,144	(2,290)	188,841
Net (Decrease)/Increase In Cash And Cash Equivalents	(52,771)	21,369	(3,674)	57,185
Cash & Cash Equivalents At Beginning Of Period	69,127	47,758	11,942	11,942
Cash & Cash Equivalents At End Of Period	16,356	69,127	8,268	69,127

Statement Of Changes In Equity

	Share Capital R'000	Share Premium R'000	Accum Profit R'000	Total Equity R'000
Balance At 31st December 2001	2,755	118,763	8,970	130,488
Issued During The Period	-	-	-	-
Share Premium	-	-	-	-
Net Profit After Taxation	-	-	4,475	4,475
Balance At 31st March 2002	2,755	118,763	13,445	134,963
Issued During The Period	712	-	-	712
Share Premium	-	196,841	-	196,841
Net Profit After Taxation	-	-	11,116	11,116
Balance At 31st December 2002	3,467	315,604	24,561	343,632
Issued During The Period	299	-	-	299
Share Premium	-	67,334	-	67,334
Net Loss After Taxation	-	-	(13,961)	(13,961)
Balance At 31st March 2003	3,766	382,938	10,600	397,304

Supplementary Information

	Unaudited Quarter Ended 31 Mar 2003 R'000	Unaudited Quarter Ended 31 Dec 2002 R'000	Unaudited Quarter Ended 31 Mar 2002 R'000	Reviewed Year Ended 31 Dec 2002 R'000
Capital Commitments	30,000	50,000	1,000	50,000
Capital Expenditure	23,300	35,982	5,986	119,306
Finance Leases:-				
Excavator 884C	3,819	4,045	4,615	4,045
Excavator 984C	3,088	3,425	4,314	3,425
Excavator 994C	1,337	1,544	2,504	1,544
Elution Plant	-	-	-	-
Excavator 974B X 2	5,714	6,160	7,120	6,160
Excavator R984C	8,508	8,652	-	8,652
Other	410			
	22,876	23,826	18,553	23,826
Less:- Short-term Portion	(6,137)	(6,003)	(4,815)	(6,003)
	16,739	17,823	13,738	17,823
The above finance leases are repayable over periods varying from one to five years.				
Loan-Heap Leach Plant:- The above loan is repayable in 2005 and bears interest at a rate of 15.25%.	8,924	8,924	8,924	8,924
Total Leases	25,663	26,747	22,662	26,747

Security:-

The loan for the heap-leach plant is secured by R8m of the Afrikander Lease Limited's equipment, cession of mineral rights for an amount of R11m and by a pledge and cession of all short-term insurance policies covering the heap leach plant.

Notes To The Financial Statements

The same accounting policies have been applied to the current year as were used in the prior year's annual financial statements. These financial results have been compiled in accordance with the generally accepted accounting policies in South Africa. No dividend has been proposed or declared for the period under review.

aflease
The Afrikander Lease Limited

By order of the board

DJ Nortier
Chairman

NJ Froneman
Chief Executive Officer

8 May 2003

Sponsor
GENSEC | BANK
Gensec Bank Limited
Registration Number 1996/004744/06

Idesson 5058/BD

THE AFRIKANDER LEASE LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1921/006955/06)
Share Code: AFL (JSE) AFKDY (NASDAQ)
ISIN Code: ZAE000000253
("Aflease" or "AFL" or "the company")

AFLEASE CONSOLIDATED FINANCIAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2002 AND BOARD CHANGES

Financial and Operational Overview

- Unhedged profile realises the full benefit of a 38% increase in the gold price during the 2002 financial year
- Cash operating profit of R28.02 million (2001: R 29.23 million)
- Headline earnings per share of 10.53cps (2001: 13.05 cps)
- Cash cost averaging US$ 233/oz (2001: US$184/oz)
- Earnings decrease marginally from R16.1 million to R15.6 million in 2002. The increased gold price largely offset the impact of increased cash costs.
- The 54% increase in the cash cost per kg of production is attributed to an unacceptably high failure rate of equipment during 2002, which resulted in increased mining costs and reduced gold production. Management is confident that this issue has been addressed through the increase in the capacity of equipment and increased recoveries expected from the new metallurgical plant.
- Additional open cast mining equipment of R45 million and metallurgical plant and equipment of R50 million mainly resulted in the increase in mining assets of approximately R110 million.
- The current mine plan has resulted in a reclassification of the deferred leach pad cost from current assets to long-term assets. This resulted in an increase in the long-term leach pads asset of approximately R40 million. The carrying value of the leach pads was confirmed by an independent survey.

New Acquisitions

The New Kleinfontein acquisition, approved by Aflease shareholders on the 20th of February 2003, was completed with 100% of minority shareholders accepting the Aflease offer.

Management Changes

The Board is pleased to announce that Bruce Jones will be joining Aflease as Chief Operating Officer, on 14 April 2003. Bruce, a mining engineer, has significant experience of both underground and surface operations having held senior executive positions in South Africa and internationally. Neal Froneman and Bruce Jones were jointly responsible for the successful turnaround of Elandskraal in 2001.

Board Changes

- In an attempt to further enhance corporate governance, the board has resolved to reconstitute itself adhering to the following principles:
  - A split in the roles of Chief Executive Officer and Chairman.
  - The Chairman will be a non-executive position.
  - The board will be constituted by a majority of non-executive directors.
  - Board committees will be appointed to ensure adherence to acceptable corporate governance practices.
- Jean Nortier will remain on the board and assume the role of non-executive Chairman.
- The executive board members will consist of the following members:
  - Neal Froneman (Chief Executive Officer)
  - Bruce Jones (Chief Operating Officer)
  - Marais Steyn (Chief Financial Officer)
- In light of the above the board is pleased to announce that the following individuals accepted an invitation to join the board as non-executive directors effective from 14 April 2003:
  - Ken Dicks
  - Ferdinand Lips (Swiss)
  - John Sibley (Canadian)
- In order to facilitate the changes to the board, Peter Walters and Hulme Scholes have tendered their resignations as directors of the company. Peter Walters will remain a valued employee of Aflease. Aflease will retain the services of Werksmans, and specifically Hulme Scholes with regards to mining legislation. We would like to thank them for their valued contribution.

Chairman Resignation

As a result of breaches of acceptable corporate governance practices, Peter Skeat offered his resignation to the board of Aflease. These breaches did not lead to enrichment on the part of Peter Skeat and also were not material in their quantum. With Mr Skeat's assistance, these issues have been addressed and incorrect accounting treatment has been rectified in the December 2002 quarter results.

Outlook

Organic Growth

- The group expects to continue to grow organically and is confident that there is significant value to be realised in developing the existing high quality asset base.
- The board of directors is confident that the new management will be key in unlocking the value of the assets that the group currently has.

Exploration

- Aflease intends on increasing the rate of exploration in the Bonanza property. Initial focus has been on proving up reserves required for mining in the next five years. An appropriate drilling strategy is being prepared to explore the full extent of the Bonanza Basin.
- The successful exploration program at Modder East*, has increased its reserves by 250% since acquisition from 200,000oz to beyond 700,000oz;
  - Continued drilling is aimed at increasing the resource base. In line with the resources and reserves (R & R) required of the anticipated ADR Listing, new R & R statements will be declared with the completion of the Competent Person's report in June 2003.

Production and CIL Plant

- The new CIL metallurgical plant is expected to be in full production by the quarter ended September 2003 with gold recoveries increasing from 54% to 95%.
- The Bonanza decline is nearing completion, which will lead to the start of production from Bonanza West mine. Production will coincide with the commissioning of the new CIL metallurgical plant.

ADR Listing

- As a result of the delay in the financial statements and the geological requirements of industry guide 7 in the United States, the company expects a delay in the filing of its ADR Level II listing. The company expects that the submissions will be filed with the SEC by September 2003 quarter.

* NKMC consists of Modder East; UC Prospecting; Turnbridge and Kleinfontein.

Financial Results

Highlights:-	Reviewed Year To 31 Dec 2002	Audited Year To 31 Dec 2001	Unaudited Quarter To 31 Dec 2002	Unaudited Quarter To 30 Sep 2002	Unaudited Quarter To 31 Dec 2001
Gold Produced And Sold:-					
-kilograms	1,075	1,206	226	355	253
-ounces	34,562	38,774	7,266	11,414	8,134
Cash Operating Cost Stacked (Rands per ton)	48.21	41.63	51.31	57.00	54.72
Cash Operating Cost:-					
-Rand / kg	77,533	50,709	94,646	72,638	68,166
-$ / oz	233	184	311	219	205
Cash Operating Profit(R'000)	28,019	29,320	868	11,352	6,584
Net Earnings (R'000)	15,591	16,057	(749)	7,044	3,784
Headline And Basic Earnings Per Share (cents)	10.53	13.05	(0.45)	4.79	2.84
Operating Results:-					
Tonnage Stacked (tons)	1,728,943	1,468,857	416,903	452,376	315,173
Gold Produced And Sold (kg)	1,075	1,206	226	355	253
Average Grade Stacked (gms/ton)	1.08	1.26	0.99	0.92	1.15
Gold Price Received:-					
-Rand / kg	103,597	75,021	98,487	104,617	94,190
-Rand / oz	3,222	2,333	3,063	3,254	2,930
-$ / oz	312	270	324	315	277

Income Statement:-	Reviewed Year To 31 Dec 2002 R'000	Audited Year To 31 Dec 2001 R'000	Unaudited Quarter To 31 Dec 2002 R'000	Unaudited Quarter To 30 Sep 2002 R'000	Unaudited Quarter To 31 Dec 2001 R'000
Revenue	111,367	90,475	22,258	37,139	23,830
Cash Operating Costs	102,892	72,921	25,413	28,842	20,384
Cash Movement In Lock-up	(19,544)	(11,766)	(4,023)	(3,055)	(3,138)
Cash Operating Profit	28,019	29,320	868	11,352	6,584
Amortisation And Depreciation	8,868	7,551	1,497	2,565	2,014
Non-cash Movement In Lock-up	(1,777)	(837)	(183)	(5)	(228)
Net Finance Costs	1,638	3,193	(897)	818	217
Corporate Costs / Other	1,603	783	583	367	328
Exploration Expenditure	2,096	2,573	623	563	469
Profit / (Loss) Before Taxation	15,591	16,057	(749)	7,044	3,784
Taxation	-	-	-	-	-
Net Profit / (Loss) For The Period	15,591	16,057	(749)	7,044	3,784
Ratios:-					
Earnings Per Share (Cents):-					
-Cash Operating Earnings	18.92	23.83	0.52	7.71	4.94
-Headline And Basic	10.53	13.05	-0.45	4.79	2.84
-Fully Diluted	10.31	12.68	-0.44	4.69	2.79
Weighted Average Number Of Ordinary Shares In Issue	148,098,027	123,029,857	167,320,971	147,150,863	133,194,805
Number Of Shares In Issue At End Of Period	173,329,123	137,762,458	173,329,123	150,829,123	137,762,456

The fully diluted earnings per share is based upon the dilutive effect of employee share options.

Abridged Balance Sheet:-	Reviewed Year Ended 31 Dec 2002 R'000	Audited Year Ended 31 Dec 2001 R'000
Assets		
Non-current Assets:-		
- Mining Assets	225,986	115,548
- Other Assets	6,843	1,923
- Leach pads	39,221	-
- Investments	10,130	8,379
	282,180	125,850
Current Assets:-		
- Inventories	13,342	8,478
- Leach pads	9,805	24,898
- Receivables And Prepayments	22,265	10,484
- Amounts Owing By Related Third Parties	768	114
- Bank And Cash Balances	76,209	17,940
	122,389	61,914
Total Assets	404,569	187,764
Equity And Liabilities		
Capital And Reserves:-		
-Ordinary Share Capital	3,467	2,755
-Share Premium	315,604	118,763
-Accumulated Earnings	24,561	8,970
	343,632	130,488
Non-current Liabilities:-		
-Interest Bearing Borrowings	26,747	23,877
-Rehabilitation And Closure Cost Obligations	4,500	4,500
-Amounts Owing To Related Third Parties	-	4,056
	31,247	32,433
Current Liabilities:-		
-Trade And Other Payables	13,597	13,024
-Provisions	3,008	604
-Current Portion Of Interest Bearing Borrowings	6,003	5,217
-Bank Overdraft Balances	7,082	5,998
	29,690	24,843
Total Equity And Liabilities	404,569	187,764

Abridged Cash Flow Statement:-	Reviewed Year To 31 Dec 2002 R'000	Audited Year To 31 Dec 2001 R'000	Unaudited Qtr To 31 Dec 2002 R'000	Unaudited Qtr To 31 Dec 2001 R'000
Cash Flow Generated From / (Utilised By) :-				
Operating Activities	25,884	4,266	(61,571)	(956)
Investing Activities	(157,540)	(15,992)	(54,204)	(6,263)
Financing Activities	188,841	26,614	137,144	19,092
Net Increase In Cash And Cash Equivalents	57,185	14,888	21,369	11,873
Cash & Cash Equivalents At Beginning Of Period	11,942	(2,946)	47,758	69
Cash & Cash Equivalents At End Of Period	69,127	11,942	69,127	11,942

Statement Of Changes In Equity:-	Share Capital	Share Premium	Accum (Loss)/ Profit	Total Equity
Balance At 31st December 2000	2,369	89,854	(7,087)	85,136
Issued During The Period	386	-	-	386
Share Premium	-	28,909	-	28,909
Net Profit After Taxation	-	-	16,057	16,057
Balance At 31st December 2001	2,755	118,763	8,970	130,488
Issued During The Period	712	-	-	712
Share Premium	-	196,841	-	196,841
Net Profit After Taxation	-	-	15,591	15,591
Balance At 31st December 2002	3,467	315,604	24,561	343,632

Supplementary Information:-	Reviewed Year Ended 31 Dec 2002 R'000	Audited Year Ended 31 Dec 2001 R'000	Unaudited Qtr Ended 31 Dec 2002 R'000	Unaudited Qtr Ended 30 Sep 2002 R'000	Unaudited Qtr Ended 31 Dec 2001 R'000
Capital Commitments	50,000	4,250	50,000	79,143	4,250
Capital Expenditure	119,306	26,633	35,982	75,703	18,148
Long Term Borrowings:-					
Finance Leases:-					
Excavator 984c	4,045	5,361	4,045	4,239	5,361
Excavator 984c	3,425	4,778	3,425	3,746	4,778
Excavator 994c	1,544	7,686	1,544	1,872	7,686
Elution Plant	-	376	-	-	376
Excavator 974b X 2	6,160	7,089	6,160	6,687	7,089
Excavator R984c	8,652	-	8,652	-	-
	23,826	20,290	23,826	16,544	20,290
Less:- Short-term Portion	(6,003)	(5,217)	(6,003)	(5,290)	(5,217)
	17,823	15,073	17,823	11,254	15,073
The Above Finance Leases Are Repayable Over Periods Varying From One To Five Years.					
Loan-heap Leach Plant:-	8,924	8,804	8,924	8,924	8,804
The above loan is repayable in 2005 and bears interest at a rate of 15.25%					
Total Long-term Borrowings	26,747	23,877	26,747	20,178	23,877

Security:-
The loan for the heap-leach plant is secured by R8m of the Afrikander Lease Limited's equipment,cession of mineral rights for an amount of R11m and by a pledge and cession of all short-term insurance policies covering the heap leach plant.

Notes To The Financial Statements:-

1. Accounting Policies
The preliminary consolidated financial statements are prepared on the historical cost basis. Accounting policies used in this report comply with South African Statements of Generally Accounting Practice and are consistent with the accounting policies applied in the previous year. Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

2. Audit Review
The year end financial results have been reviewed in terms of Rule 3.23 of the listing requirements of the JSE Securities Exchange SA by the company's auditors, PricewaterhouseCoopers. This review opinion is available on request from the company secretary

By Order of the board:

NJ Froneman – Chief Executive Officer
J Nortier – Chairman

14 April 2003

THE AFRIKANDER LEASE LIMITED

Unaudited Consolidated Financial Results for the Quarter Ended 30th September 2002

(Incorporated in the Republic of South Africa) (Registration number 1921/006955/06) Share Code: AFL (JSE) AFKDY (NASDAQ) ISIN Code: ZAE000000253 ("Aflease" or "AFL" or "the company")

RECEIVED
2002 DEC -5 P 2:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

GENERAL HIGHLIGHTS

1. The board of Aflease is pleased to announce the successful placing of 20,5 million AFL shares at R6,50 and the receipt of R133 000 000,00 from Ipangu (Tokyo) as part of the AFL 2002 CIL upgrade plan.
2. The board of Aflease is pleased to announce the completion of the conceptual design of the new 200 000 tpm CIL plant which construction contract was signed in September 2002 for completion and commissioning in April 2003.
3. The board of Aflease is pleased to announce that the company has discharged its responsibility in terms of the Minerals & Energy bill to make available to an approved empowerment company 26% of the company's shareholding so fulfilling all Aflease's responsibilities in terms of the bill.
4. The board of Aflease is pleased to announce the successful negotiation and consequential acquisition of 92% of the ownership of the East Rand Mines (I) Modder East, (II) UC Prospecting, (III) Turnbridge and (IV) New Kleinfontein Mines; collectively known as New Kleinfontein Mining Company Limited (NKMC) on the 31st October 2002. Further details are presented below.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

1. The profit before tax increased by 46% from R4,8 million (Q2, 2002) to R7,0 million (Q3, 2002).
2. The gold produced and sold for the quarter increased by 39% from 255 kilograms (Q2 2002) to 355 kilograms (Q3 2002).
3. The value of the gold lock-up on Pads 1 & 2 was independently tested and found to be 27% more than the balance sheet carry value of 409 kgs. This recent drilling and laboratory evaluation was completed in accordance with the SAMREC code by the independent consultancy Afritech and the independent laboratories Lakefield Research. As a consequence to this increase and further to the cautionary comments in Q1 2002, and Q2 2002 quarterly results, the management of AFL do not anticipate a write down of the heap leach inventory.

OPERATIONAL CHALLENGES

1. The average Rand gold price for the quarter decreased by 0.8% from R103,753/kg (Q2, 2002) to R104,617/kg (Q3, 2002).
2. The percolation rates on Pad 3 experienced in quarter 3 are on average 27% lower than budgeted which reduction in percolation is related to the finer crushed harder sulphide material. The ongoing concern relating to percolation rates will be resolved with the commissioning of the new 200 000 tpm CIL plant in April 2003.
3. The tons stacked and leached for the quarter decreased marginally by 8,7% from 495,298 tons (Q2, 2002 to 452,376 tons (Q3, 2002).

OUTLOOK

1. The 2002 CIL UPGRADE PLAN has been implemented and is scheduled to be commissioned in the second quarter of 2003.
2. The implementation of the 2002 plan includes numerous improved operational parameters which will result in a 300% increase in gold production by Q2, 2003.
3. The underground mining development and exploration of Bonanza has commenced and is proceeding to schedule and on budget.
4. The upgrading of the ADR from level 1 to level 2 on the New York Stock Exchange has commenced and should be completed by Q1 2003.
5. The successful negotiations with Ipangu will make The Afrikander Lease Ltd shares indirectly accessible on the Tokyo Stock Exchange, which will have a positive influence on the share.
6. Conclusion of the ongoing metallurgical test work undertaken by Metallurgical & Design Management (Pty) Ltd (MDM) in conjunction with Lakefield Research Africa (Pty) Ltd confirm that recoveries of 84% in the CIL plant are anticipated.

	QUARTER TO 30 SEP 2002	QUARTER TO 30 JUN 2002	QUARTER TO 30 SEP 2001	YEAR TO 31 DEC 2001
HIGHLIGHTS:-				
GOLD PRODUCED AND SOLD:-				
-KILOGRAMS	355	255	315	1206
-OUNCES	11,414	8,198	10,127	38,774
CASH OPERATING COST STACKED (RANDS PER TON)	57,00	37 03	49 28	41 63
CASH OPERATING COST:-				
-RAND / KG	72,828	71,833	50,340	50,709
-$ / OZ	219	218	185	184
CASH OPERATING PROFIT (R'000)	11,352	8,114	8,103	29,320
NET EARNINGS (R'000)	7,044	4,821	4,565	16,057
HEADLINE AND BASIC EARNINGS PER SHARE (CENTS)	4.79	3 46	3.77	13 05
OPERATING RESULTS:-				
TONNAGE STACKED (TONS)	452,376	495,298	342,062	1,468,857
GOLD PRODUCED AND SOLD (KG)	355	255	315	1206
AVERAGE GRADE STACKED (GMS/TON)	0.02	1.23	1.20	1,26
GOLD PRICE RECEIVED:-				
-RAND / KG	104,617	103,753	76,063	75,021
-RAND / OZ	3,254	3,227	2,366	2,333
-$ / OZ	315	315	276	270

	QUARTER TO 30 SEP 2002 R'000	QUARTER TO 30 JUN 2002 R'000	QUARTER TO 30 SEP 2001 R'000	YEAR TO 31 DEC 2001 R'000
INCOME STATEMENT:-				
REVENUE	37,139	26,457	23,960	90,475
CASH OPERATING COSTS	28,842	26,471	17,300	72,921
CASH MOVEMENT IN LOCK-UP	(3,055)	(8,128)	(1,443)	(11,766)
CASH OPERATING PROFIT	11,352	8,114	8,103	29,320
AMORTISATION	2,565	2,487	1,858	7,551
NON-CASH MOVEMENT IN LOCK-UP	(5)	(961)	(74)	(837)
NET FINANCE COSTS	818	934	986	3,193
CORPORATE COSTS / OTHER	367	363	151	783
EXPLORATION EXPENDITURE	563	470	617	2,573
PROFIT BEFORE TAXATION	7,044	4,821	4,565	16,057
TAXATION	0	0	0	0
NET PROFIT FOR THE YEAR	7,044	4,821	4,565	16,057
RATIOS:-				
EARNINGS PER SHARE (CENTS):-				
-CASH OPERATING EARNINGS	7,71	5 82	6 69	23 83
-HEADLINE AND BASIC	4,79	3.46	3.77	13 05
-FULLY DILUTED	4,80	3.37	3.68	12 86
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES IN ISSUE	147,150,863	139,473,001	121,096,781	123,029,857

THE FULLY DILUTED EARNINGS PER SHARE IS BASED UPON THE DILUTIVE EFFECT OF EMPLOYEE SHARE OPTIONS

	30 SEP 2002 R'000	30 JUN 2002 R'000	30 SEP 2001 R'000	31 DEC 2001 R'000
ABRIDGED BALANCE SHEET:-				
ASSETS				
NON-CURRENT ASSETS:-				
-MINING ASSETS	191,501	118,363	97,586	115,548
-OTHER ASSETS	20,739	3,351	1,745	1,923
-INVESTMENTS	9,576	9,216	7,687	8,379
	221,815	130,930	107,018	125,850
CURRENT ASSETS:-				
-INVENTORY	37,104	49,225	29,469	33,378
-RECEIVABLES AND PREPAYMENTS	15,098	12,321	6,732	10,484
-AMOUNT OWING BY RELATED THIRD PARTIES	0	0	0	114
-BANK AND CASH BALANCES	49,906	19,738	2,179	17,940
	102,108	81,284	38,380	61,914
TOTAL ASSETS	323,923	212,214	145,398	187,764
EQUITY AND LIABILITIES				
CAPITAL AND RESERVES:-				
-ORDINARY SHARE CAPITAL	3,017	2,829	2,460	2,755
-SHARE PREMIUM	175,744	130,481	95,627	118,763
-ACCUMULATED EARNINGS	25,310	18,266	5,186	8,970
	204,071	151,576	103,273	130,488
NON-CURRENT LIABILITIES:-				
-INTEREST BEARING BORROWINGS	20,178	21,554	20,269	23,877
-REHABILITATION AND CLOSURE COST OBLIGATIONS	4,500	4,500	4,500	4,500
-AMOUNT OWING TO RELATED THIRD PARTIES	2,022	3,094	1,579	4,056
	26,700	29,148	26,368	32,433
CURRENT LIABILITIES:-				
-TRADE AND OTHER PAYABLES	18,158	19,713	9,700	13,024
-PROVISIONS	1,279	1,006	1,016	604
-CREDITOR IN LIEU OF SHARES	66,279	0	0	0
-CURRENT PORTION OF INTEREST BEARING BORROWINGS	5,290	4,942	2,931	5,217
-BANK OVERDRAFT BALANCES	2,146	5,739	2,110	5,998
	93,152	31,400	15,757	24,843
TOTAL EQUITY AND LIABILITIES	323,923	212,214	145,398	187,764

	QTR TO 30 SEP 2002 R'000	QTR TO 30 JUN 2002 R'000	QTR TO 30 SEP 2001 R'000	YEAR TO 31 DEC 2001 R'000
ABRIDGED CASH FLOW STATEMENT:-				
CASH FLOW GENERATED FROM / (UTILISED BY):-				
OPERATING ACTIVITIES	63,858	(91)	(1,168)	4,286
INVESTING ACTIVITIES	(73,450)	(4,814)	(1,480)	(15,952)
FINANCING ACTIVITIES	43,351	10,636	3,444	26,614
NET INCREASE IN CASH AND CASH EQUIVALENTS	33,759	5,731	796	14,848
CASH & CASH EQUIVALENTS AT BEGINNING OF PERIOD	13,999	8,259	(729)	(2,846)
CASH & CASH EQUIVALENTS AT END OF PERIOD	47,758	13,990	69	11,942

	SHARE CAPITAL	SHARE PREMIUM	ACCUM PROFIT	TOTAL EQUITY
STATEMENT OF CHANGES IN EQUITY:-				
BALANCE AT 30TH JUNE 2001	2,390	90,797	621	93,808
ISSUED DURING THE PERIOD	70	0	0	70
SHARE PREMIUM	0	4,830	0	4,830
NET PROFIT FOR THE PERIOD	0	0	4,565	4,565
BALANCE AT 30TH SEPTEMBER 2001	2,460	95,627	5,186	103,273
ISSUED DURING THE PERIOD	295	0	0	295
SHARE PREMIUM	0	23,136	0	23,136
NET PROFIT FOR THE PERIOD	0	0	3,784	3,784
BALANCE AT 31ST DECEMBER 2001	2,755	118,763	8,970	130,488
ISSUED DURING THE PERIOD	0	0	0	0
SHARE PREMIUM	0	0	0	0
NET PROFIT FOR THE PERIOD	0	0	4,475	4,475
BALANCE AT 31ST MARCH 2002	2,755	118,763	13,445	134,963
ISSUED DURING THE PERIOD	74	0	0	74
SHARE PREMIUM	0	11,718	0	11,718
NET PROFIT FOR THE PERIOD	0	0	4,821	4,821
BALANCE AT 30TH JUNE 2002	2,829	130,481	18,266	151,576
ISSUED DURING THE PERIOD	188	0	0	188
SHARE PREMIUM	0	45,263	0	45,263
NET PROFIT FOR THE PERIOD	0	0	7,044	7,044
BALANCE AT 30TH SEPTEMBER 2002	3,017	175,744	25,310	204,071

	QTR ENDED 30 SEP 2002 R'000	QTR ENDED 30 JUN 2002 R'000	QTR ENDED 30 SEP 2001 R'000	YEAR ENDED 31 DEC 2001 R'000
SUPPLEMENTARY INFORMATION:-				
CAPITAL COMMITMENTS	79,143	600	0	4,250
CAPITAL EXPENDITURE	75,703	3,794	1,122	26,633
LONG TERM BORROWINGS:-				
FINANCE LEASES:-				
EXCAVATOR 984C	4,239	4,417	5,830	5,361
EXCAVATOR 984C	3,746	4,059	4,939	4,778
EXCAVATOR 984C	1,872	2,192	2,984	2,646
ELUTION PLANT	0	0	739	376
EXCAVATOR 874B x 2	6,687	6,904	0	7,089
	16,544	17,572	14,296	20,290
LESS:- SHORT-TERM PORTION	-5,290	-4,942	-2,931	-5,217
	11,254	12,630	11,365	15,073
THE ABOVE FINANCE LEASES ARE REPAYABLE OVER PERIODS VARYING FROM ONE TO FIVE YEARS.				
LOAN-HEAP LEACH PLANT:- THE ABOVE LOAN IS REPAYABLE IN 2005 AND BEARS INTEREST AT A RATE OF 15.25% UNTIL 31/03/2002. THEREAFTER THE INTEREST WILL BE MARKET RELATED.	8,924	8,924	8,924	8,804
TOTAL LONG-TERM BORROWINGS	20,178	21,554	20,269	23,877

SECURITY:-

THE LOAN FOR THE HEAP-LEACH PLANT IS SECURED BY RBM OF THE AFRIKANDER LEASE LIMITED'S EQUIPMENT, CESSION OF MINERAL RIGHTS FOR AN AMOUNT OF R11M AND BY A PLEDGE AND CESSION OF ALL SHORT-TERM INSURANCE POLICIES COVERING THE HEAP LEACH PLANT.

NOTES TO THE FINANCIAL STATEMENTS:-

The same accounting policies have been applied to the current year as were used in the prior year's annual financial statements. These financial results have been compiled in accordance with South African Statements of generally accepted accounting practice. No dividend has been proposed or declared for the period under review.

COMMENTS ON THE FINANCIAL STATEMENTS

1) The item 'creditor in lieu of shares' represents cash received from Ipangu Inc in terms of the placement of shares. The shares were issued after the end of the quarter.
2) The full placement of shares with Ipangu Inc will be visible in the financial statements of the fourth quarter as the outstanding portion of the investment was received and all the shares issued during the fourth quarter.
3) The related party transaction involving the purchase of R15 million of equipment purchased from Benoryn Investment Holdings (Pty) Ltd and ratified at the annual general meeting was implemented during the third quarter financial statements.
4) As a result of the anticipated change in the method of mining with the commissioning of the CIL plant, the management has moved the long term portion of the heap leach inventory to other non-current assets on the balance sheet.

On behalf of the Board

P E Skeat J Nortier

Houghton

5 November 2002

Acquisition By Afrikander Lease Limited ("AFL") of 92,14% of The Issued Share Capital of New Kleinfontein Mining Company Limited ("NKMC") and Withdrawal of Cautionary

1. INTRODUCTION

Further to the latest cautionary announcement published on 1 October 2002, Gensec Bank Limited is authorised to announce that AFL has entered into an agreement ("the acquisition agreement") with the Neal Froneman Consortium ("NFC"), to purchase all of NFC's claims against and shares in NKMC. NFC is a consortium led by underground mining specialist, Neal Froneman.

2. INFORMATION ON NKMC

NKMC is the beneficial owner of the four East Rand mining properties better known as Modder East, UC Prospecting, Turnbridge and New Kleinfontein respectively.

Cumulatively the properties represent an estimated blue sky potential of 7,000,000 ounces of gold, an estimated SAMREC resource of 2,900,000 ounces of gold and an estimated SAMREC reserve of 280,000 ounces of gold. The shallow ore body is generally 300 m deep and consists largely of the black reef at approximately 8 g/t which contains underground and opencast potential, the substantial Kimberley reefs at 3,5 g/t and the well known main reefs at 4 g/t.

Whilst Modder East can be considered an exploration project, ongoing mining activities at UC Prospecting and New Kleinfontein qualify these areas as mining prospects. Turnbridge prospect has well understood geology and mining operations need to be re-established.

3. RATIONALE FOR THE ACQUISITION

The directors of AFL continue to strive to add value for shareholders by increasing AFL resources, reserves, monthly gold output and earnings per share at a time when the bullish gold price has placed a premium on low risk ore bodies and in particular open cast ore bodies.

It is therefore overwhelmingly apparent that the acquisition of a shallow, low risk (300 m depth), high grade (8 g/t) underground ore body with open cast potential and an estimated blue sky potential of 7 million oz acquired for approximately US$1.80 per blue sky ounce and US$3.30 per resource oz represents a most exciting gold related acquisition at this time.

The evaluation of these four properties was undertaken by an independent respected competent person and verified by a second independent competent person, whose reports estimated the Net Present Value ("NPV") of the properties to be R251 million discounted at 20% or R380 million discounted at 0%. The purchase agreement between Aflease and the NFC allows for the purchase of 92,14% of NKMC for a consideration of R93.4 million which represents a discount of 61% or 72% on R251 million and R380 million respectively.

Further beneficial advantages relating to the acquisition of these properties are summarised below:

3.1 The ore body is generally shallow, is partially developed, has minimal underground mining risks normally related to these ore bodies.

3.2 As a further consequence of the shallow depth and the higher grade, a higher margin can be anticipated with the consequential low cash cost. (Operating cash profit margins in excess of 100% is expected.)

3.3 The open cast potential together with AFL's proven track record of being South Africa's lowest cost open cast miner result in an exciting possible upside relating to the open casting of the East Rand area generally.

3.4 Subsequent to the conclusion of negotiations relating to the acquisition of the properties the ongoing drilling program focused primarily on the high grade shallow black reef and has yielded additional intersections and so further increased the previously estimated resources and reserves and NPV of the properties. The drilling program is anticipated to continue yielding positive intersections.

3.5 On the completion of the estimated twelve months exploration program and the commencement of mining on the Modder East and possibly UC Prospecting properties, a monthly production of approximately 350kg of gold per month is anticipated which could double AFL's existing monthly production.

3.6 The acquisition is expected to be earnings enhancing.

3.7 AFL has been approached by certain parties interested in purchasing certain of the mining areas that AFL does not anticipate focusing on. The sale of some of these mining areas would lead to the partial recoupment of the purchase price.

4. TERMS OF THE PROPOSED ACQUISITION

4.1 The consideration

The total consideration for the shares and claims against NKMC (92,14%) amounts to R93,472,984 and will be settled in cash and shares, in two tranches, discharged as follows:

Tranche 1 - Aflease will acquire 65,621,623 NKMC shares equating to 34,9% of the issued shares in NKMC at R0,53954113 per NKMC share, for a total purchase consideration of R35,405,672, with effect from 31 October 2002. The consideration in terms of Tranche 1 comprises R11,801,891 in cash and 5,222,078 new ordinary Aflease shares.

Tranche 2 - Aflease will acquire 107,623,513 NKMC shares equating to 57,24% of the issued shares in NKMC at R0,53954113 per NKMC share, for a total purchase consideration of R58,067,312, with effect from the first business day after which the suspensive condition set out on paragraph 6 has been met. The consideration in terms of Tranche 2 comprises R19,355,771 in cash and 8,564,500 new ordinary Aflease shares.

4.2 Financial effects

The following table sets out the pro forma financial effects of the transaction based on the assumption that the transaction had been effective for the quarter ended 30 September 2002:

	Before the transaction	After the transaction	(Cents)	(%)
Headline earnings per share (cents)	4.8	2.5	(2.3)	(47.9%)
Net Asset Value (cents)	135.3	128.1	(7.2)	(5.3%)

Notes:

The financial effects of the transaction are based on:

- *The acquisition being effective on 1 July 2002;*
- *A loss for the quarter, after tax, by NKMC of R2.9 million, after taking into account restructuring charges of R2,8 million;*
- *A purchase consideration of R93,472,984; and*
- *The issue of 13,786,578 AFL shares at R4.52 per share and the payment of R31,157,662 in cash, in settlement of the purchase consideration.*

The quarterly results of the acquired companies include restructuring and turnaround costs adversely affecting the calculation. The acquired company is anticipated to deliver marginal profits in the short run with a negligible effect on the earnings per share.

5. MANDATORY OFFER

In terms of the Securities Regulation Panel Code and Rules, should AFL shareholders approve the transaction, AFL would be required to make a mandatory offer to the minority shareholders of NKMC. Consequently, should the transaction be approved by AFL shareholders, an offer will be made to NKMC minority shareholders.

6. RESOLUTIVE AND CONDITIONS PRECEDENT

The proposed transaction is conditional upon the ratification, in the case of Tranche 1, and approval, in the case of Tranche 2, of the transaction by AFL shareholders through ordinary resolution at general meeting.

7. CIRCULAR TO SHAREHOLDERS

A circular giving full details of the acquisition and notice of the general meeting, which is subject to approval by the JSE Securities Exchange South Africa and the SRP, will be sent to shareholders as soon as practicably possible but within 28 days of this announcement.

8. WITHDRAWAL OF CAUTIONARY

Shareholders are advised that it is no longer necessary for them to exercise caution in dealing in their shares in the company.

Investment Bank & Sponsor

GENSEC|BANK

Registration number 1996/004744/06

Legal Advisor

WERKSMANS

[illegible] 804744

THE AFRIKANDER LEASE LIMITED

AFL UPDATE

(Incorporated in the Republic of South Africa)
(Registration number 1921/006955/06) Share Code: AFL
ISIN Code: ZAE000000253 ("Aflease" or "AFL" or "the company")

2001 PIT AND PROCESS PLANT UPGRADE - Q.2 RESULTS

The Afrikander Lease Limited open cast pit and process plant upgrade plan commissioned in March 2002 assumed full operational status in Q2 of 2002. All operational parameters relating to the 165 000 tpm ROM through-put were achieved and exceeded from the open cast pit, through the process plant and onto pad 3 for each month of the quarter. However, percolation rates through pad 3 proved to be disappointing for the months of April and May but improved by June and July to produce 4 758 oz (148 kg) for the month of July. This upgrade can now be considered complete. Gold production is anticipated to continue improving until March 2003 when the new CIL plant will be commissioned.

2002 CIL PLANT UPGRADE

The implementation of the new 2002 CIL plant upgrade plan has commenced and is proceeding to schedule. The major items of capital equipment associated with the upgrade have been secured which will enable the final design parameters of the plant to be frozen and the consequential final designs concluded. The CIL plant is scheduled to be operational in Q2 of 2003, which will have numerous benefits for AFL as summarised:

- Increased monthly through-put exceeding 200 000 tpm - initial estimates are 230 000 tpm.
- Increased recovery from historically 75% to approximately 95%.
- Reduced cycle times from 6 months to 96 hours.
- Increased plant head-grades as a consequence of facilitating the commencement of mining the high grade underground reserves.
- Resolve the historical heap leach lock-up inventory by re-treating the 3,8 million tons on pads 1, 2 & 3 to recoup the gold lock-up on these pads.
- Recover a further estimated 20% or 900 kilograms of gold on pads 1, 2 & 3 (by re-treatment of these pads), being the unrecovered gold in these pads.
- More than 200% increase in gold produced as a consequence of all of the above.

RECEIVED

METALLURGICAL TEST WORK

Additional ongoing metallurgical test work undertaken by Metallurgical Design & Management (Pty) Ltd (MDM), in conjunction with Lakefield Research Africa (Pty) Ltd, continue to confirm the suitability of the Afllease ore for treatment by a CIL plant. Results confirm a higher than anticipated percentage of free gold for gravity separation. All test work indicates that 95% recovery should be achievable.

THE AFRIKANDER LEASE LIMITED

Unaudited Consolidated Financial Results for the Six Months Ended 30th June 2002.

	UNAUDITED QUARTER TO 30 JUN 2002	UNAUDITED QUARTER TO 31 MAR 2002	UNAUDITED 6 MONTHS TO 30 JUN 2002	UNAUDITED 6 MONTHS TO 30 JUN 2001	AUDITED YEAR TO 31 DEC 2001
HIGHLIGHTS:-					
GOLD PRODUCED AND SOLD:-					
-KILOGRAMS	255	239	494	637	1206
-OUNCES	8,198	7,684	15,882	20,480	38,774
CASH OPERATING COST STACKED (RANDS PER TON)	37.03	48.93	42.08	35.64	41.63
CASH OPERATING COST:-					
-RAND / KG	71,933	74,594	73,221	45,411	50,709
-US$ / OZ	218	205	212	178	184
CASH OPERATING PROFIT (R'000)	8,114	7,685	15,799	14,546	29,320
NET EARNINGS (R'000)	4,821	4,475	9,296	7,708	16,057
HEADLINE AND BASIC EARNINGS PER SHARE (CENTS)	3.46	3.23	6.69	6.49	13.05
OPERATING RESULTS:-					
TONNAGE STACKED (TONS)	495,298	364,366	859,664	811,622	1,468,857
GOLD PRODUCED AND SOLD (KG)	255	239	494	637	1206
AVERAGE GRADE STACKED (GMS/TON)	1.23	1.25	1.24	1.32	1.26
GOLD PRICE RECEIVED:-					
-RAND / KG	103,753	106,749	105,202	68,246	75,021
-RAND / OZ	3,227	3,320	3,272	2,123	2,333
-US$ / OZ	315	293	304	265	270
	R'000	R'000	R'000	R'000	R'000
INCOME STATEMENT:-					
REVENUE	26,457	25,513	51,970	43,473	90,475
CASH OPERATING COSTS	26,471	22,166	48,637	36,112	72,921
CASH MOVEMENT IN LOCK-UP	(8,128)	(4,338)	(12,466)	(7,185)	(11,766)
CASH OPERATING PROFIT	8,114	7,685	15,799	14,546	29,320
AMORTISATION AND DEPRECIATION	2,487	2,319	4,806	3,596	7,551
NON-CASH MOVEMENT IN LOCK-UP	(961)	(622)	(1,583)	(535)	(837)
NET FINANCE COSTS	934	783	1,717	1,998	3,193
CORPORATE COSTS / OTHER	363	290	653	304	783
EXPLORATION EXPENDITURE	470	440	910	1,475	2,573
PROFIT BEFORE TAXATION	4,821	4,475	9,296	7,708	16,057
TAXATION	-	-	-	-	-
NET PROFIT FOR THE YEAR	4,821	4,475	9,296	7,708	16,057
RATIOS:-					
EARNINGS PER SHARE (CENTS):-					
-CASH OPERATING EARNINGS	5.82	5.56	11.38	12.24	23.83
-HEADLINE AND BASIC	3.46	3.23	6.69	6.49	13.05
-FULLY DILUTED	3.37	3.16	6.53	6.30	12.68
WEIGHTED AVERAGE NUMBER -OF ORDINARY SHARES IN ISSUE	139,473,901	138,295,333	138,887,830	118,868,930	123,029,857

The fully diluted earnings per share is based upon the dilutive effect of employee share options.

	UNAUDITED PERIOD ENDED 30 JUN 2002 R'000	UNAUDITED PERIOD ENDED 31 MAR 2002 R'000	AUDITED PERIOD ENDED 31 DEC 2001 R'000	UNAUDITED PERIOD ENDED 30 JUN 2001 R'000
ABRIDGED BALANCE SHEET:-				
ASSETS				
NON-CURRENT ASSETS:-				
-MINING ASSETS	118,363	117,245	115,548	98,322
-OTHER ASSETS	3,351	2,501	1,923	0
-INVESTMENTS	9,216	8,857	8,379	7,329
	130,930	128,603	125,850	105,651
CURRENT ASSETS:-				
-INVENTORIES	49,225	40,299	33,376	26,977
-RECEIVABLES AND PREPAYMENTS	12,321	5,518	10,484	6,685
-AMOUNTS OWING BY RELATED THIRD PARTIES	-	-	114	-
-BANK AND CASH BALANCES	19,738	18,235	17,940	2,883
	81,284	64,052	61,914	36,545
TOTAL ASSETS	212,214	192,655	187,764	142,196
EQUITY AND LIABILITIES				
CAPITAL AND RESERVES:-				
-ORDINARY SHARE CAPITAL	2,829	2,755	2,755	2,390
-SHARE PREMIUM	130,481	118,763	118,763	90,797
-ACCUMULATED EARNINGS	18,266	13,445	8,970	621
	151,576	134,963	130,488	93,808
NON-CURRENT LIABILITIES:-				
-INTEREST BEARING BORROWINGS	21,554	22,662	23,877	21,225
-REHABILITATION AND CLOSURE COST OBLIGATIONS	4,500	4,500	4,500	4,500
-AMOUNTS OWING TO RELATED THIRD PARTIES	3,094	3,269	4,056	1,979
	29,148	30,431	32,433	27,704
CURRENT LIABILITIES:-				
-TRADE AND OTHER PAYABLES	19,713	11,496	13,024	13,279
-PROVISIONS	1,096	983	604	762
-CURRENT PORTION OF INTEREST BEARING BORROWINGS	4,942	4,815	5,217	3,031
-BANK OVERDRAFT BALANCES	5,739	9,967	5,998	3,612
	31,490	27,261	24,843	20,684
TOTAL EQUITY AND LIABILITIES	212,214	192,655	187,764	142,196

	UNAUDITED QUARTER TO 30 JUN 2002 R'000	UNAUDITED QUARTER TO 31 MAR 2002 R'000	UNAUDITED 6 MONTHS TO 30 JUN 2002 R'000	UNAUDITED 6 MONTHS TO 30 JUN 2001 R'000	AUDITED YEAR TO 31 DEC 2001 R'000
ABRIDGED CASH FLOW STATEMENT:-					
CASH FLOW GENERATED FROM / (UTILISED BY) :-					
-OPERATING ACTIVITIES	(91)	3,688	3,597	4,855	4,266
-INVESTING ACTIVITIES	(4,814)	(5,072)	(9,886)	(2,393)	(15,992)
-FINANCING ACTIVITIES	10,636	(2,290)	8,346	(245)	26,614
NET INCREASE IN CASH AND CASH EQUIVALENTS	5,731	(3,674)	2,057	2,217	14,888
CASH & CASH EQUIVALENTS -AT BEGINNING OF PERIOD	8,268	11,942	11,942	(2,946)	(2,946)
CASH & CASH EQUIVALENTS -AT END OF PERIOD	13,999	8,268	13,999	(729)	11,942

STATEMENT OF CHANGES IN EQUITY:-

	SHARE CAPITAL	SHARE PREMIUM	ACCUM (LOSS)/PROFIT	TOTAL EQUITY
BALANCE AT 31ST DECEMBER 2000	2,369	89,853	(7,087)	85,135
ISSUED DURING THE PERIOD	21	-	-	21
SHARE PREMIUM	-	944	-	944
NET PROFIT FOR THE PERIOD	-	-	7,708	7,708
BALANCE AT 30TH JUNE 2001	2,390	90,797	621	93,808
ISSUED DURING THE PERIOD	365	-	-	365
SHARE PREMIUM	-	27,966	-	27,966
NET PROFIT FOR THE PERIOD	-	-	8,349	8,349
BALANCE AT 31ST DECEMBER 2001	2,755	118,763	8,970	130,488
ISSUED DURING THE PERIOD	-	-	-	-
SHARE PREMIUM	-	-	-	-
NET PROFIT FOR THE PERIOD	-	-	4,475	4,475
BALANCE AT 31ST MARCH 2002	2,755	118,763	13,445	134,963
ISSUED DURING THE PERIOD	74	-	-	74
SHARE PREMIUM	-	11,718	-	11,718
NET PROFIT FOR THE PERIOD	-	-	4,821	4,821
BALANCE AT 30TH JUNE 2002	2,829	130,481	18,266	151,576

	UNAUDITED QUARTER TO 30 JUN 2002 R'000	UNAUDITED QUARTER TO 31 MAR 2002 R'000	UNAUDITED 6 MONTHS TO 30 JUN 2002 R'000	UNAUDITED 6 MONTHS TO 30 JUN 2001 R'000	AUDITED YEAR TO 31 DEC 2001 R'000
SUPPLEMENTARY INFORMATION:-					
CAPITAL COMMITMENTS	600	1,000	600	4,250	-
CAPITAL EXPENDITURE	3,794	5,986	9,780	26,633	7,318
LONG TERM BORROWINGS:-					
-FINANCE LEASES:-					
-EXCAVATOR 984C	4,417	4,615	4,417	5,361	5,882
-EXCAVATOR 984C	4,059	4,314	4,059	4,778	5,081
-EXCAVATOR 994C	2,192	2,504	2,192	2,686	3,281
-ELUTION PLANT	-	-	-	376	1,088
-EXCAVATOR 974B x 2	6,904	7,120	6,904	7,089	-
	17,572	18,553	17,572	20,290	15,332
LESS:- SHORT-TERM PORTION	(4,942)	(4,815)	(4,942)	(5,217)	(3,031)
	12,630	13,738	12,630	15,073	12,301
THE ABOVE FINANCE LEASES ARE REPAYABLE OVER PERIODS VARYING FROM ONE TO FIVE YEARS.					
LOAN-HEAP LEACH PLANT:-	8,924	8,924	8,924	8,804	8,924
THE ABOVE LOAN IS REPAYABLE IN 2005 AND BEARS INTEREST AT A RATE OF 15.25% UNTIL 31/03/2002, THEREAFTER THE INTEREST WILL BE RE-NEGOTIATED.					
TOTAL LONG-TERM BORROWINGS	21,554	22,662	21,554	23,877	21,225

SECURITY:-
The loan for the heap-leach plant is secured by R8m of The Afrikander Lease Limited's equipment,cession of mineral rights for an amount of R11m and by a pledge and cession of all short-term insurance policies covering the heap leach plant.

NOTES TO THE FINANCIAL STATEMENTS:-
- The same accounting policies have been applied to the current year as were used in the prior year's annual financial statements.
- These financial results have been compiled in accordance with South African statements of generally accepted accounting practise.
- No dividend has been proposed or declared for the period under review.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

1 Profit before tax increased by 8% from R4 475 million (Q1, 2002) to R4 821 million (Q2, 2002).

2 Tons stacked and leached for the quarter increased by 36% from 364 366 tons (Q1, 2002) to 495 298 tons (Q2, 2002).

3 Gold produced and sold for the quarter increased by 7% from 239 kilograms (Q1 2002) to 255 kilograms (Q2 2002).

4 The raising of approximately R140 million cash to fund the 2002 CIL upgrade plan has been concluded, irrevocable letters of commitment received from the Jipangu Inc (Tokyo, Japan) and the upgrade plan implemented.

OPERATIONAL CHALLENGES

1 The average Rand gold price for the quarter decreased by 3% from R106 749/kg (Q1, 2002) to R103 753/kg (Q2, 2002).

2 First indications suggest that as a consequence of the finer crush percolation rates on pad 3 are lower than expected. These percolation rates improved towards the end of the quarter but unfortunately reduced the gold poured for the quarter.

3 Management is pleased to announce that retreatment of the 12mm sulphide ore alluded to during the previous quarterly results commenced in June. Initial indications are that the process of retreatment will be successful. Full details with regards to the success of the retreatment process will be announced during the third quarter results.

OUTLOOK

1 All production parameters relating to the now completed and commissioned 2001 upgrade auger well for improved performance for the future. Gold produced during the month of July achieved 4 758 oz (148 kg).

2 The 2002 CIL plant upgrade plan has been initiated and is scheduled to be commissioned in the Q2 of 2003.

3 The implementation of the 2002 plan includes numerous improved operational parameters which will result in a greater than 200% increase in gold production by Q2, 2003.

4 The underground mining development of Bonanza has commenced and is proceeding to schedule.

5 The upgrading of the AFL ADR listing from level 1 to level 2 on the NYSE, has commenced and should be completed by Q1 2003.

6 The successful negotiations with Jipangu will make The Afrikander Lease Ltd shares indirectly accessible on the Tokyo Stock Exchange, which will have a positive influence on the share.

7 Conclusion of ongoing metallurgical test work undertaken by Metallurgical & Design Management (Pty) Ltd (MDM), in conjunction with Lakefield Research Africa (Pty) Ltd, confirms that recoveries of 95% in the CIL plant are anticipated.

DIVIDEND POLICY

The board of directors has adopted a dividend policy in terms of which one third of all annual profits will be declared as a dividend.

On behalf of the Board

P E Skeat J Nortler

Houghton

27 August 2002

Ideaworx BD4541

THE AFRIKANDER LEASE LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1921/006955/06) Share Code: AFL
ISIN Code: ZAE000000253 ("Aflease" or "the company")

Consolidated Financial Results for the quarter ended 31 March 2002

	UNAUDITED QUARTER TO 31 MAR 2002	UNAUDITED QUARTER TO 31 DEC 2001	UNAUDITED QUARTER TO 31 MAR 2001	AUDITED YEAR TO 31 DEC 2001
HIGHLIGHTS:-				
GOLD PRODUCED AND SOLD:-				
-KILOGRAMS	239	253	302	1,206
-OUNCES	7,684	8,134	9,710	38,774
CASH OPERATING COST STACKED (RANDS PER TON)	48.93	54.72	31.92	41.63
CASH OPERATING COST:-				
-RAND / KG	74,594	68,166	42,305	50,709
-US$ / OZ	205	205	167	184
CASH OPERATING PROFIT (R'000)	7,685	6,584	7,351	29,320
NET EARNINGS (R'000)	4,475	3,784	4,037	16,057
HEADLINE AND BASIC EARNINGS PER SHARE (CENTS)	3.25	2.84	3.41	13.05
OPERATING RESULTS:-				
TONNAGE STACKED (TONS)	364,366	315,173	400,243	1,468,857
GOLD PRODUCED AND SOLD (KG)	239	253	302	1,206
AVERAGE GRADE STACKED (GMS/TON)	1.25	1.15	1.32	1.26
GOLD PRICE RECEIVED:-				
-RAND / KG	106,749	94,190	66,646	75,021
-RAND / OZ	3,320	2,930	2,073	2,333
-US$ / OZ	293	277	263	270
	R'000	R'000	R'000	R'000
INCOME STATEMENT:-				
REVENUE	25,513	23,830	20,127	90,475
CASH OPERATING COSTS	22,166	20,384	17,447	72,921
CASH MOVEMENT IN LOCK-UP	(4,338)	(3,138)	(4,671)	(11,766)
CASH OPERATING PROFIT	7,685	6,584	7,351	29,320
AMORTISATION AND DEPRECIATION	2,319	2,014	1,737	7,551
NON-CASH MOVEMENT IN LOCK-UP	(622)	(228)	(235)	(837)
NET FINANCE COSTS	783	217	910	3,193
CORPORATE COSTS / OTHER	290	328	128	783
EXPLORATION EXPENDITURE	440	469	774	2,573
PROFIT BEFORE TAXATION	4,475	3,784	4,037	16,057
TAXATION	-	-	-	-
NET PROFIT FOR THE YEAR	4,475	3,784	4,037	16,057
RATIOS:-				
EARNINGS PER SHARE (CENTS):-				
-CASH OPERATING EARNINGS	5.58	4.94	6.21	23.83
-HEADLINE AND BASIC	3.25	2.84	3.41	13.05
-FULLY DILUTED	3.17	2.77	3.31	12.68
WEIGHTED AVERAGE NUMBER -*OF ORDINARY SHARES IN ISSUE*	*137,762,456*	*133,194,805*	*118,462,288*	*123,029,857*

The fully diluted earnings per share is based upon the dilutive effect of employee share options.

	UNAUDITED PERIOD ENDED 31 MAR 2002 R'000	AUDITED PERIOD ENDED 31 DEC 2001 R'000	UNAUDITED PERIOD ENDED 31 MAR 2001 R'000
ABRIDGED BALANCE SHEET:-			
ASSETS			
NON-CURRENT ASSETS:-			
-MINING ASSETS	117,245	115,548	99,542
-OTHER ASSETS	2,501	1,923	-
-INVESTMENTS	8,857	8,379	6,990
	128,603	125,850	106,532
CURRENT ASSETS:-			
-INVENTORIES	40,299	33,376	24,029
-RECEIVABLES AND PREPAYMENTS	5,518	10,484	6,382
-AMOUNTS OWING BY RELATED THIRD PARTIES	-	114	-
-BANK AND CASH BALANCES	18,235	17,940	1,463
	64,052	61,914	31,874
TOTAL ASSETS	192,655	187,764	138,406
EQUITY AND LIABILITIES			
CAPITAL AND RESERVES:-			
-ORDINARY SHARE CAPITAL	2,755	2,755	2,369
-SHARE PREMIUM	118,763	118,763	89,854
-ACCUMULATED EARNINGS / (LOSSES)	13,445	8,970	(3,050)
	134,963	130,488	89,173
NON-CURRENT LIABILITIES:-			
-INTEREST BEARING BORROWINGS	22,662	23,877	22,473
-REHABILITATION AND CLOSURE COST OBLIGATIONS	4,500	4,500	4,500
-AMOUNTS OWING TO RELATED THIRD PARTIES	3,269	4,056	2,361
	30,431	32,433	29,334
CURRENT LIABILITIES:-			
-TRADE AND OTHER PAYABLES	11,496	13,024	9,432
-PROVISIONS	983	604	700
-CURRENT PORTION OF INTEREST BEARING BORROWINGS	4,815	5,217	2,844
-BANK OVERDRAFT BALANCES	9,967	5,998	6,923
	27,261	24,843	19,899
TOTAL EQUITY AND LIABILITIES	192,655	187,764	138,406

	UNAUDITED QUARTER TO 31 MAR 2002 R'000	UNAUDITED QUARTER TO 31 DEC 2001 R'000	UNAUDITED QUARTER TO 31 MAR 2001 R'000	AUDITED YEAR TO 31 DEC 2001 R'000
ABRIDGED CASH FLOW STATEMENT:-				
CASH FLOW GENERATED FROM / (UTILISED BY) :-				
-OPERATING ACTIVITIES	3,688	(956)	(1,332)	4,266
-INVESTING ACTIVITIES	(5,072)	(6,263)	(1,415)	(15,992)
-FINANCING ACTIVITIES	(2,290)	19,092	233	26,614
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	(3,674)	11,873	(2,514)	14,888
CASH & CASH EQUIVALENTS -AT BEGINNING OF PERIOD	11,942	69	(2,946)	(2,946)
CASH & CASH EQUIVALENTS -AT END OF PERIOD	8,268	11,942	5,460	11,942

STATEMENT OF CHANGES IN EQUITY:-

	SHARE CAPITAL	SHARE PREMIUM	ACCUM (LOSS)/PROFIT	TOTAL EQUITY
BALANCE AT 31ST DECEMBER 2000	2,369	89,854	(7,087)	85,136
ISSUED DURING THE PERIOD	-	-	-	-
SHARE PREMIUM	-	-	-	-
NET PROFIT AFTER TAXATION	-	-	4,037	4,037
BALANCE AT 31ST MARCH 2001	2,369	89,854	(3,050)	89,173
ISSUED DURING THE PERIOD	386	-	-	386
SHARE PREMIUM	-	28,909	-	28,909
NET PROFIT AFTER TAXATION	-	-	12,020	12,020
BALANCE AT 31ST DECEMBER 2001	2,755	118,763	8,970	130,488
ISSUED DURING THE PERIOD	-	-	-	-
SHARE PREMIUM	-	-	-	-
NET PROFIT AFTER TAXATION	-	-	4,475	4,475
BALANCE AT 31ST MARCH 2002	2,755	118,763	13,445	134,963

	UNAUDITED QTR ENDED 31 MAR 2002 R'000	UNAUDITED QTR ENDED 31 DEC 2001 R'000	UNAUDITED QTR ENDED 31 MAR 2001 R'000	AUDITED YEAR ENDED 31 DEC 2001 R'000
SUPPLEMENTARY INFORMATION:-				
CAPITAL COMMITMENTS	1,000	4,250	-	4,250
CAPITAL EXPENDITURE	5,986	18,148	6,679	26,633
LONG TERM BORROWINGS:-				
-FINANCE LEASES:-				
-EXCAVATOR 984C	4,615	5,361	6,194	5,361
-EXCAVATOR 984C	4,314	4,778	5,213	4,778
-EXCAVATOR 994C	2,504	2,686	3,561	2,686
-ELUTION PLANT	-	376	1,425	376
-EXCAVATOR 974B x 2	7,120	7,089	-	7,089
	18,553	20,290	16,393	20,290
LESS:- SHORT-TERM PORTION	(4,815)	(5,217)	(2,844)	(5,217)
	13,738	15,073	13,549	15,073
THE ABOVE FINANCE LEASES ARE REPAYABLE OVER PERIODS VARYING FROM ONE TO FIVE YEARS.				
LOAN-HEAP LEACH PLANT:-	8,924	8,804	8,924	8,804
THE ABOVE LOAN IS REPAYABLE IN 2005 AND BEARS INTEREST AT A RATE OF 15.25% UNTIL 31/03/2002, THEREAFTER THE INTEREST WILL BE RE-NEGOTIATED.				
TOTAL LONG-TERM BORROWINGS	22,662	23,877	22,473	23,877

SECURITY:-
The loan for the heap-leach plant is secured by R8m of the Afrikander Lease Limited's equipment,cession of mineral rights for an amount of R11m and by a pledge and cession of all short-term insurance policies covering the heap leach plant.

NOTES TO THE FINANCIAL STATEMENTS:-

The same accounting policies have been applied to the current year as were used in the prior year's annual financial statements. These financial results have been compiled in accordance with South African Statements of Generally Accepted Accounting Practice. No dividend has been proposed or declared for the period under review.

AFL UPGRADE HIGHLIGHTS

The AFL mining and plant upgrade was commissioned in Q.1, 2002 and the benefits should accrue for Q2, 2002.

- The upgraded opencast pit is consistently producing 165,000 tons of ore - April 167,400 tons.
- The upgraded plant is consistently crushing and loading onto the pad 165,000 of ore to an average size of 4.5 mm - April 165,133 tons.
- The leaching cycle is being transferred to the new pad 3 which has continually delivering higher pregnant fluid grades and steadily increased flow rates.

OUTLOOK

- Quarterly production and financial results for the June 2002 quarter will improve to reflect the AFL upgrade plan advantages and will therefore improve on the March 2002 results.
- Due to the extended cycle time associated with the 12mm sulphide ore loaded onto Pad 2 Lift 2, management intends to reprocess this material in order to optimise the benefits of the upgraded plant and associated finer crush size. Should the benefits not materialise, this will necessitate a write down of the reported heap leach inventory.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

- The average Rand gold price for the quarter increased by 13.4% from R94,190/kg (Q4, 2001) to R106,837/kg (Q1, 2002).
- The profit before tax increased by 18.3% from R3,784 million (Q4, 2001) to R4,475 million (Q1, 2002).
- The tons stacked and leached for the quarter increased by 15.6% from 315,173 tons (Q4, 2001) to 364,366 tons (Q1, 2002).
- The March quarter is the last reporting quarter prior to the improvements emanating from the new AFL upgrade plan.

OPERATIONAL CHALLENGES

- The gold produced and sold was lower by 5.9% from 253 kg (Q4, 2001) to 239 kg (Q1, 2002) mainly due to the leaching interruption from commissioning pad 3, and the disappointing pad grades..

On behalf of the Board

P E Skeat J Nortier

Houghton
21 May 2002

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